Form 10-K405, Exhibit 13
period 1997-12-31
ARKANSAS BEST CORP /DE/
filed 1998-03-27
CIK 894405

                                   EXHIBIT 13





                         Market and Dividend Information
                             Selected Financial Data
                      Management's Discussion and Analysis
                        Consolidated Financial Statements

                          MARKET & DIVIDEND INFORMATION

The Company's Common Stock trades on The Nasdaq Stock Market(SM) under the symbol "ABFS." The following table sets forth the high and low recorded last sale prices of the Common Stock, during the periods indicated, as reported by Nasdaq and the cash dividends declared:

                                                                                                     CASH
                                                                HIGH                 LOW           DIVIDEND
---------------------------------------------------------------------------------------------------------------

1997
  First quarter ........................................        $5.500             $4.125            $  -
  Second quarter........................................         9.250              4.625               -
  Third quarter.........................................        12.625              8.875               -
  Fourth quarter........................................        12.500              8.938               -

1996
  First quarter ........................................        $9.375             $5.000            $.01
  Second quarter........................................         9.250              6.875               -
  Third quarter.........................................         7.688              5.125               -
  Fourth quarter........................................         7.375              4.125               -


At February 27, 1998, there were 19,607,213 shares of the Company's stock outstanding which were held by 813 shareholders of record. The Company's Board of Directors suspended payment of dividends on the Company's Common Stock during the second quarter of 1996. The declaration and payment of, and the timing, amount and form of future dividends on the Common Stock will be determined based on the Company's results of operations, financial condition, cash requirements, certain corporate law requirements and other factors deemed relevant by the Board of Directors.

The Company's credit agreement limits the total amount of "restricted payments" that the Company may make, including dividends on its capital stock, to $6.5 million in any one calendar year. The annual dividend requirements on the Company's preferred stock totals approximately $4.3 million.



SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31
                                                      1997 (5)         1996 (4)           1995            1994          1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      ($ in thousands except per share data)

STATEMENT OF OPERATIONS DATA:
  Operating revenues...........................   $   1,643,678     $  1,604,335     $  1,405,580   $   1,090,908   $  1,007,028
  Operating income (loss)......................          62,908          (18,008)         (17,921)         50,970         54,536
  Minority interest in subsidiary..............          (1,359)          (1,768)           1,297           3,523          3,140
  Other expenses, net..........................           8,916            5,906            8,165           2,855          3,063
  Gain on sale of
    Cardinal Freight Carriers, Inc.............           8,985                -                -               -              -
  Interest expense.............................          23,978           30,843           16,352           6,681          7,077
  Income (loss) from continuing
     operations before income taxes
     and extraordinary item....................          40,358          (52,989)         (43,735)         37,911         41,256
  Provision (credit) for income taxes..........          19,389          (18,782)         (12,925)         18,445         19,613
  Income (loss) from continuing operations
    before extraordinary item..................          20,969          (34,207)         (30,810)         19,466         21,643
  Extraordinary item (1).......................               -                -                -               -           (661)
  Loss from discontinued
    operations, net of tax.....................          (5,622)          (2,396)          (1,982)           (759)          (671)
  Net income (loss)............................          15,347          (36,603)         (32,792)         18,707         20,311
  Income (loss) per common share
    from continuing operations before
    extraordinary item (diluted)...............            0.84            (1.98)           (1.80)           0.78           0.92
  Net income (loss) per common
    share (diluted)............................            0.56            (2.10)           (1.90)           0.74           0.85
  Cash dividends paid per common share (2).....               -             0.01             0.04            0.04           0.04

  Balance Sheet Data:
  Total assets.................................         698,339          828,181          962,176         559,564        444,418
  Current portion of long-term debt............          16,484           37,197           25,018          64,092         15,239
  Long-term debt (including capital leases
    and excluding current portion).............         202,604          317,874          391,475          53,637         40,571

  Other Data:
  Capital expenditures (3).....................          14,136           41,599           74,808          64,098         33,160
  Depreciation and amortization................          44,316           56,389           46,627          28,087         28,266
  Goodwill amortization........................           4,629            4,609            5,135           3,527          3,064
  Other amortization...........................           4,139            3,740            1,044             501            319

(1) For 1993, represents an extraordinary charge of $661,000 (net of tax of $413,000) from the loss on extinguishment of debt.

(2) Cash dividends on the Company's Common Stock were indefinitely suspended by the Company as of the second quarter of 1996.

(3) Net of equipment trade-ins. Does not include revenue equipment placed in service under operating leases, which amounted to $21.9 million in 1997, $24.6 million in 1995, and $24.8 million in 1993. There were no operating leases for revenue equipment entered into for 1996 and 1994. (See "Management's Discussion and Analysis-Liquidity and Capital Resources.")

(4) 1995 selected financial data is not comparable to the prior years' information due to the WorldWay acquisition on August 12, 1995. In conjunction with the WorldWay acquisition, assets with a fair value of $313 million were acquired and liabilities of approximately $252 million were assumed. Approximately $134 million in revenues for the period from August 12, 1995 to December 31, 1995, are included in the 1995 consolidated statement of operations generated by subsidiaries acquired as part of the WorldWay acquisition.

(5) Selected financial data is not comparable to the prior years' information due to the sale of Cardinal on July 15, 1997. (See Note E to the Consolidated Financial Statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal transportation operations, and truck tire retreading and new tire sales. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Treadco, Inc. ("Treadco"); Clipper Exxpress Company, CaroTrans International, Inc. ("Clipper Worldwide") and related companies (collectively "Clipper Group"); G.I. Trucking Company ("G.I. Trucking"); FleetNet America, Inc. (formerly Carolina Breakdown Service, Inc.); and, until July 15, 1997, Cardinal Freight Carriers, Inc. ("Cardinal").

See Note A to the Consolidated Financial Statements regarding the consolidation of Treadco in the Company's consolidated financial statements. See Note C regarding acquisitions by the Company. See Note D regarding the Company's discontinuation of its logistics segment. See Note E regarding the sale of Cardinal.


YEAR 2000

Management of the Company has considered the impact of the Year 2000 on its business operations. All computer systems which are affected by the rollover to the Year 2000 have been identified, including the general office operations, general office environment equipment, and transportation systems. The Company's vulnerability to third-party systems (i.e., for vendors and major customers) has been evaluated and is expected to be minimal. The majority of the Company's systems are developed and maintained in-house. The Company has addressed its exposure to third-party systems by contacting them for Year 2000 compliant upgrades for systems the Company expects to retain.

The Company plans to modify its in-house systems for the rollover to the Year 2000 using internal resources. The Company may see some reduction in internal research and development projects because of the resources devoted to the Year 2000 rollover, but with the current plan to distribute the Year 2000 rollover work load among several personnel, the impact on research and development projects is expected to be minimal.

The Company undertook the Year 2000 conversion in 1996 and is at various stages of completion. The most significant project is the revision of the mainframe system. This project has completed the renovation phase and will be tested during 1998, with a planned completion date of December 31, 1998.

Because the Year 2000 project is being performed with existing staff, during the normal course of maintenance on the Company's systems, the funds associated with Year 2000 rollover will be paid partially in 1998 and continually each year, until the Year 2000. The impact on the Company's financial condition and cash flows is expected to be immaterial for all years. The Company has not identified any significant risks or uncertainties associated with the Year 2000 rollover.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. Under the new requirements for computing basic earnings per share, the dilutive effect of stock options is excluded. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share under SFAS No. 128. The new statement has been applied retroactively. The effect of adoption is not material.

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income. The Statement requires the classification components of other comprehensive income by their nature in a financial statement and display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the consolidated financial statements. The Statement is effective for the Company in 1998. The Company does not anticipate that adoption of this Statement will have a material impact on the current presentation of its financial statements.

In June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to shareholders. The proposal superseded FASB Statement No. 14 on segments.

The Statement is effective for the Company in 1998. The Company is currently evaluating the impact that the Statement will have on its business segment reporting.

SEGMENT DATA

The following tables reflect information prepared on a business segment basis, which includes reclassification of certain expenses and costs between the Company and its subsidiaries and elimination of the effects of intercompany transactions. Operating profit on a business segment basis differs from operating income as reported in the Company's Consolidated Financial Statements. Other income and other expenses, except for interest expense and minority interest, which appear below the operating income line in the Company's Statement of Operations, have been allocated to individual segments for the purpose of calculating operating profit on a segment basis.

The Company operates in three defined business segments: 1) Motor carrier which includes LTL operations conducted by ABF and G.I. Trucking, and truckload operations which were handled primarily by Cardinal until its sale in July, 1997; 2) Intermodal operations which includes the Clipper Group (including Clipper Worldwide); and 3) Tire operations which consists of the operations of Treadco. The segment information for 1996 and 1995 has been restated to reflect the Company's current reported business segments.

Prior to 1996, the Intermodal Operations Segment was referred to as the Forwarding Operations Segment.


---------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED DECEMBER 31
                                                                     1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUES
  LTL motor carrier operations ...........................     $    1,253,691           $  1,199,437         $   1,088,416
  Truckload motor carrier operations .....................             39,366                 74,623                27,992
---------------------------------------------------------------------------------------------------------------------------
  Total motor carrier operations .........................          1,293,057              1,274,060             1,116,408
  Intermodal operations ..................................            181,929                180,619               140,691
  Tire operations ........................................            158,912                141,613               145,127
  Service and other ......................................              9,780                  8,043                 3,354
---------------------------------------------------------------------------------------------------------------------------
                                                               $    1,643,678           $  1,604,335         $   1,405,580
===========================================================================================================================



MANAGEMENT'S DISCUSSION AND ANALYSIS -- Continued

---------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED DECEMBER 31
                                                                     1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES AND COSTS

MOTOR CARRIER OPERATIONS:

LTL MOTOR CARRIER OPERATIONS
  Salaries and wages......................................     $      820,299           $    832,474         $   779,453
  Supplies and expenses...................................            124,591                130,330             120,439
  Operating taxes and licenses............................             42,045                 47,552              45,906
  Insurance ..............................................             24,237                 28,393              24,122
  Communications and utilities............................             28,457                 29,897              26,776
  Depreciation and amortization...........................             32,274                 41,755              37,822
  Rents and purchased transportation .....................            113,374                 95,169              76,823
  Other...................................................              8,380                 12,296               8,219
  (Gain) on sale of revenue equipment ....................             (2,279)                (1,468)             (2,938)
  Other non-operating (net) ..............................              6,045                  1,199               4,709
---------------------------------------------------------------------------------------------------------------------------
                                                               $    1,197,423           $  1,217,597         $ 1,121,331
---------------------------------------------------------------------------------------------------------------------------

TRUCKLOAD MOTOR CARRIER OPERATIONS
  Salaries and wages......................................     $       14,319           $     27,483         $     9,746
  Supplies and expenses...................................              7,257                 13,552               4,530
  Operating taxes and licenses............................              3,543                  7,060               2,571
  Insurance ..............................................              1,677                  2,208                 980
  Communications and utilities............................                589                  1,038                 420
  Depreciation and amortization ..........................              1,911                  3,580               1,249
  Rents and purchased transportation .....................              7,741                 14,880               5,348
  Other...................................................                275                    434                 108
  Loss on sale of revenue equipment ......................                  2                     13                   -
  Other non-operating (net)...............................                  2                      4                   9
---------------------------------------------------------------------------------------------------------------------------
                                                               $       37,316           $     70,252         $    24,961
---------------------------------------------------------------------------------------------------------------------------

TOTAL MOTOR CARRIER OPERATIONS ...........................     $    1,234,739           $  1,287,849         $ 1,146,292
===========================================================================================================================

INTERMODAL OPERATIONS
  Cost of services .......................................     $      152,061           $    151,799         $   117,455
  Selling, administrative and general ....................             27,892                 27,658              18,711
  (Gain) on sale of revenue equipment ....................                  -                    (21)                  -
  Other non-operating (net)...............................              1,851                  1,729               1,705
---------------------------------------------------------------------------------------------------------------------------
                                                               $      181,804           $    181,165         $   137,871
===========================================================================================================================
TIRE OPERATIONS
  Cost of sales...........................................     $      117,373           $    109,673         $   108,686
  Selling, administrative and general ....................             44,423                 37,491              31,642
  Other non-operating (net) ..............................                112                   (730)                375
---------------------------------------------------------------------------------------------------------------------------
                                                               $      161,908           $    146,434         $   140,703
===========================================================================================================================

SERVICE AND OTHER ........................................     $       11,235           $     12,800         $     6,800
---------------------------------------------------------------------------------------------------------------------------

                                                               $    1,589,686           $  1,628,248         $ 1,431,666
===========================================================================================================================



MANAGEMENT'S DISCUSSION AND ANALYSIS -- Continued

---------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED DECEMBER 31
                                                                     1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES AND COSTS -- Continued

OPERATING PROFIT (LOSS)
  LTL motor carrier operations............................     $       56,268           $    (18,160)        $   (32,915)
  Truckload motor carrier operations......................              2,050                  4,371               3,031
---------------------------------------------------------------------------------------------------------------------------
  Total motor carrier operations..........................             58,318                (13,789)            (29,884)
  Intermodal operations ..................................                125                   (546)              2,820
  Tire operations.........................................             (2,996)                (4,821)              4,424
  Service and other.......................................             (1,455)                (4,757)             (3,446)
---------------------------------------------------------------------------------------------------------------------------
                                                                       53,992                (23,913)            (26,086)
GAIN ON SALE OF CARDINAL
   FREIGHT CARRIERS, INC. ................................              8,985                      -                   -
INTEREST EXPENSE .........................................             23,978                 30,844              16,352
MINORITY INTEREST ........................................             (1,359)                (1,768)              1,297
---------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES ........................     $       40,358           $    (52,989)        $   (43,735)
===========================================================================================================================


The following table sets forth, for the periods indicated, a summary of the Company's operations as a percentage of revenues presented on a business segment basis as shown in the table on the preceding page. The basis of presentation for business segment data differs from the basis of presentation for data the Company provides to the Department of Transportation ("D.O.T.").


                                                                                   YEAR ENDED DECEMBER 31
                                                                     1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------
MOTOR CARRIER OPERATIONS:

LTL MOTOR CARRIER OPERATIONS
  Salaries and wages ......................................           65.4%                   69.4%                 71.6%
  Supplies and expenses....................................            9.9                    10.9                  11.1
  Operating taxes and licenses.............................            3.4                     4.0                   4.2
  Insurance................................................            1.9                     2.4                   2.2
  Communications and utilities.............................            2.3                     2.5                   2.5
  Depreciation and amortization............................            2.6                     3.5                   3.5
  Rents and purchased transportation.......................            9.0                     7.9                   7.1
  Other....................................................            0.7                     1.0                   0.8
  (Gain) on sale of revenue equipment .....................           (0.2)                   (0.1)                 (0.3)
  Other non-operating (net)................................            0.5                      -                    0.3
---------------------------------------------------------------------------------------------------------------------------
       Total LTL Motor Carrier Operations..................           95.5%                  101.5%                103.0%
---------------------------------------------------------------------------------------------------------------------------

TRUCKLOAD MOTOR CARRIER OPERATIONS
  Salaries and wages.......................................           36.4%                   36.8%                 34.8%
  Supplies and expenses....................................           18.4                    18.2                  16.2
  Operating taxes and licenses.............................            9.0                     9.5                   9.2
  Insurance................................................            4.3                     3.0                   3.5
  Communications and utilities.............................            1.5                     1.4                   1.5
  Depreciation and amortization............................            4.9                     4.8                   4.5
  Rents and purchased transportation.......................           19.7                    19.9                  19.1
  Other....................................................            0.6                     0.6                   0.4
  Other non-operating (net) ...............................              -                    (0.1)                   -
---------------------------------------------------------------------------------------------------------------------------
       Total Truckload Operations..........................           94.8%                   94.1%                 89.2%
===========================================================================================================================

TOTAL MOTOR CARRIER OPERATIONS ............................           95.5%                  101.1%                102.7%
===========================================================================================================================

INTERMODAL OPERATIONS
  Cost of services.........................................           83.6%                   84.0%                 83.5%
  Selling, administrative and general......................           15.3                    15.3                  13.3
  Other non-operating (net)................................            1.0                     1.0                   1.2
---------------------------------------------------------------------------------------------------------------------------
       Total Intermodal Operations.........................           99.9%                  100.3%                 98.0%
===========================================================================================================================

TIRE OPERATIONS
  Cost of sales............................................           73.9%                   77.4%                 74.9%
  Selling, administrative and general......................           28.0                    26.5                  21.8
  Other non-operating (net)................................            -                      (0.5)                  0.3
---------------------------------------------------------------------------------------------------------------------------
       Total Tire Operations...............................          101.9%                  103.4%                 97.0%
===========================================================================================================================

OPERATING PROFIT
  LTL operations...........................................            4.5%                   (1.5)%                (3.0)%
  Truckload operations.....................................            5.2                     5.9                  10.8
  Total motor carrier operations...........................            4.5                    (1.1)                 (2.7)
  Intermodal operations....................................            0.1                    (0.3)                  2.0
  Tire operations..........................................           (1.9)                   (3.4)                  3.0
---------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

Consolidated revenues from continuing operations of the Company for 1997 were $1,644 million compared to $1,604 million for 1996, representing an increase of 2.5%. The Company had an operating profit from continuing operations of $54.0 million for 1997 compared to an operating loss of $(23.9) million for 1996. Income from continuing operations for 1997 was $21.0 million, or $0.84 per share (diluted), $0.85 per share (basic), compared to losses from continuing operations for 1996 of $(34.2) million, or a loss of $(1.98) per share (basic and diluted). Earnings per common share for 1997 and 1996 give consideration to preferred stock dividends of $4.3 million. Outstanding shares for 1997 and 1996 do not assume conversion of preferred stock to common shares, because the conversion would be anti-dilutive.

MOTOR CARRIER OPERATIONS SEGMENT.

Less-Than-Truckload Motor Carrier Operations. The Company's LTL motor carrier operations are conducted through ABF and G.I. Trucking.

Revenues from the LTL motor carrier operations for 1997 were $1,254 million, with an operating profit of $56.3 million compared to 1996 revenues of $1,199 million, with an operating loss of $(18.2) million.

In 1997, ABF accounted for 91% of the LTL revenues. ABF's revenue increased 3.1% from 1996 to 1997. ABF's revenue per hundredweight increased to $17.37 for 1997, a 7.1% increase from 1996. Revenue increases reflect ABF's overall rate increase of 5.5% on January 1, 1997. The increase in revenue per hundredweight was offset by a decrease in tonnage resulting from ABF's emphasis on account profitability. ABF's total tonnage per day decreased 3.7% from 1996 to 1997.

On January 1, 1998, ABF implemented an overall rate increase of 5.3%.

LTL revenues also increased due to G.I. Trucking's operations for 1997. G.I. Trucking's revenues increased 27.5% from 1996 to 1997. G.I. Trucking continued to replace revenues lost as a result of the ABF/Carolina Freight Carriers ("Carolina") merger in September, 1995. G.I. Trucking's revenue per hundredweight increased to $10.45, a 3.5% increase from 1996. G.I. Trucking's tonnage increased 23.2% from 1996 to 1997. G.I. Trucking's operating ratio, as reported to the D.O.T., was 99.4% for 1997 as compared to 109.4% for 1996.

During 1996, ABF discontinued twelve of the regional distribution terminal operations acquired in September 1995 in the Carolina merger. These closings, which occurred during the first two quarters of 1996, returned ABF to its historical terminal system configuration. This reconfiguration allowed ABF to gradually improve its direct labor costs, improve its weight per trailer and reduce its empty miles, beginning in 1996 and continuing through 1997. ABF's operating ratio as reported to the D.O.T. was 94.5% in 1997 compared to 100.8% in 1996.

Approximately 80% of ABF's employees are covered under a collective bargaining agreement with the International Brotherhood of Teamsters ("IBT"), which expires on March 31, 1998. A tentative settlement on a new five-year collective bargaining agreement was reached on February 9, 1998, which is subject to ratification by the IBT.

The decrease in salaries, wages and benefits of 4.0%, as a percentage of revenue, from 1996 to 1997 was the result of productivity improvements by both ABF and G.I. Trucking. ABF's salaries, wages and benefits for unionized employees increased by approximately 3.9% annually effective April 1, 1997, pursuant to ABF's collective bargaining agreement with the IBT employees. The increase in wages and the changes associated with the 1998 agreement are expected to have a somewhat lesser impact on the annual cost for salaries, wages and benefits in 1998, and the remaining term of the contract, than the previous agreement had on an annual basis.

Operating supplies and expenses decreased 1% of revenue from 1996 to 1997. Decreases in fuel expenses represent .8% of this decrease. Fuel expenses were lower in 1997 than in 1996 because of lower fuel prices, better fuel economy fleet-wide and 1.9% fewer traveled miles.

A decrease in depreciation and amortization of .9% of revenue also resulted from ABF's reconfiguration of its terminal system, which allowed for improved asset utilization and sales of excess assets. ABF also increased its use of leased revenue equipment and outside alternate modes of transportation as reflected in the 1.1% increase in rents and purchased transportation as a percentage of revenue.

The cost of insurance, which includes provisions for self insurance of workers' compensation, bodily injury and property damage claims, decreased .5% in 1997 due to fewer and less severe claims, as well as favorable experience in claim settlements compared to 1996.

Truckload Motor Carrier Operations. The Company's truckload motor carrier operations were conducted primarily through Cardinal.

On July 15, 1997, the Company closed the sale of Cardinal. See Note E to the Consolidated Financial Statements.

INTERMODAL OPERATIONS SEGMENT. The Company's intermodal operations are conducted primarily through the Clipper Group (including Clipper Worldwide).

Revenues for the intermodal operations segment were $182 million for 1997 compared to $181 million in 1996, an increase of .8%. Through nine months of 1997, greater increases in revenues for the Clipper Group's domestic operation were reported. However, fourth quarter 1997 revenues for the domestic division decreased 9% when compared to the fourth quarter of 1996. The Clipper Group's domestic operations were adversely affected by the much-publicized problems with the U.S. rail system. These problems resulted in lower revenue for Clipper's domestic operations because of customer concerns regarding the reliability of rail service, which is Clipper's principal method of transporting freight. Rail service problems have continued into 1998. It is not possible for Clipper management to determine when rail service problems will be resolved, and it is likely that Clipper will continue to suffer some loss of revenues until these problems are resolved and customers and potential customers return to historical transportation practices.

Throughout 1996, the domestic operation of the Clipper Group experienced an increase in its weight per shipment. However, a decline in revenue per hundredweight without a proportionate reduction in cost produced lower margins on higher revenue. In 1997, the Clipper Group's domestic operation improved yields and decreased costs per shipment, when compared to 1996, by focusing on smaller shipment sizes to improve margins. Effective January 1, 1997, the Clipper Group's domestic division implemented a 5.9% rate increase. In the fourth quarter of 1997, Clipper's costs were affected negatively by diversion of some freight from rail to trucks, due to previously described rail service issues. For the fourth quarter of 1997, the Clipper Group's domestic operation had a 100.4% operating ratio compared to 99.3% for the fourth quarter of 1996. This trend will continue until the rail service problems are resolved.

On January 1, 1998, the Clipper Group's domestic operations implemented a 5.5% rate increase, with an effective rate of 4.3% on LTL revenues.

Clipper Worldwide's revenue declined 6.6% from 1996 to 1997. The decline in revenue for Clipper Worldwide was expected due to actions taken in late 1996 and early 1997 to enhance profitability. During 1996, Clipper Worldwide expanded into some higher cost markets and experienced a shift in market mix to more full container-load freight. Ocean container transportation costs also increased. Clipper Worldwide recorded a charge of $400,000 in 1997 relating to the consolidation of administrative offices and some sales locations with the other Clipper Group members. Each of these factors negatively impacted operating results in the applicable periods. However, other cost reductions, including lower costs for ocean transport in certain lanes, offset these costs, resulting in a lower operating ratio for 1997 of 103.0% compared to 104.3% for 1996. The consolidation of administrative offices and some sales locations is expected to continue to improve the efficiency of Clipper Worldwide in 1998.

TIRE OPERATIONS SEGMENT. Revenues for 1997 increased 12.2% to $158.9 million from $141.6 million for 1996. Both "same store" sales and "new store" sales increased approximately 6.0% from 1996 to 1997. "Same store" sales include both production locations and satellite sales locations that have been in existence for all of 1997 and 1996. In 1997, "new store" sales resulted from one new sales location and one new production facility. In 1996, "new store" sales resulted from five new sales locations. Revenues from retreading for 1997 were $65.3 million, a 9.3% increase from $59.8 million in 1996. Revenues from new tires for 1997 were $81.0 million, an 11.9% increase from $72.4 million during 1996.

Cost of sales decreased 3.5% from 1996 to 1997. This decrease resulted primarily from lower tread rubber costs and new tire costs of approximately 4.0%. Selling, administrative and general expenses increased 1.5% from 1996 to 1997, resulting primarily from a cost-of-living increase in salaries and wages expense of 1.0%.

Treadco's ability to return to historical profitability levels is substantially dependent upon replacement of retread volume, which declined beginning in 1996 primarily due to national account business which was lost to competitors. Also, new business frequently has lower margins than established accounts due to increased competition in Treadco's markets.

INTEREST. Interest expense was $24.0 million for 1997 compared to $30.8 million for 1996, primarily due to reductions of outstanding debt, although lower interest rates also impacted interest costs. The average interest rate on the Company's revolving credit agreement was 8.2% on January 1, 1997 and 7.2% on December 31, 1997.

INCOME TAXES. The difference between the effective tax rate for 1997 and the federal statutory rate resulted from state income taxes, amortization of goodwill, minority interest, and other nondeductible expenses. In addition, income tax expense for 1997 exceeds the expected amount because of $3.5 million in taxes attributable to a lower tax basis than accounting basis in Cardinal. The basis difference resulted from goodwill of approximately $9.5 million allocated to Cardinal as a result of purchase accounting for the 1995 WorldWay acquisition, which included Cardinal (see Note H to the consolidated financial statements).

At December 31, 1997, the Company had deferred tax assets of $28.5 million, net of a valuation allowance of $2.6 million, and deferred tax liabilities of $47.4 million. The Company believes that the benefits of the deferred tax assets of $28.5 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include the deferred tax liabilities of $47.4 million and the presence of significant taxable income in 1997 and the unlimited carryforward period for alternative minimum tax credits included in deferred tax assets. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations.


Management intends to evaluate the realizability of deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.


1996 COMPARED TO 1995

Consolidated revenues from continuing operations of the Company for 1996 were $1,604 million compared to $1,406 million for 1995, representing an increase of 14.0%, primarily due to the subsidiaries acquired in the WorldWay acquisition being included for all of 1996, compared to four and one-half months of 1995. The Company had an operating loss from continuing operations of $(23.9) million (segment basis) for 1996 compared to an operating loss of $(26.1) million for 1995. The loss from continuing operations for 1996 was $(34.2) million, or a loss of $(1.98) per share (basic and diluted), compared to a loss from continuing operations for 1995 of $(30.8) million, or a loss of $(1.80) per share (basic and diluted). Earnings per common share for 1996 and 1995 give consideration to preferred stock dividends of $4.3 million. Outstanding shares for 1996 and 1995 do not assume conversion of preferred stock to common shares, because conversion would be anti-dilutive for these periods.

MOTOR CARRIER OPERATIONS SEGMENT.

Less-Than-Truckload Motor Carrier Operations. The Company's LTL motor carrier operations are conducted through ABF and G.I. Trucking.

Revenues from LTL motor carrier operations were $1,199 million for 1996, with an operating loss of $(18.2) million, compared to $1,088 million for 1995, with an operating loss of $(32.9) million.

In 1996, ABF accounted for 92% of the LTL segment revenues. Revenues from LTL motor carrier operations for 1996 increased 10.2% over 1995. The increase in revenues was due in part to the fact that ABF was more successful in retaining its January 1, 1996 rate increase of 5.8% than it had been in recent years. ABF's total tonnage increased 4.3% which consisted of a 5.9% increase in LTL tonnage offset in part by a 1.5% decrease in truckload tonnage. ABF's tonnage increased primarily as a result of including a full year of business retained from the merger of the operations of Carolina and Red Arrow Freight Lines ("Red Arrow") into ABF in September 1995.

LTL revenues also increased as a result of including a full year of G.I. Trucking's operations for 1996. During 1996, G.I. Trucking continued to replace revenues lost as a result of the ABF/Carolina merger. G.I. Trucking had served Carolina customers with deliveries to western states where Carolina did not have terminal operations. ABF serves its customers coast-to-coast. Fourth quarter 1996 revenues for G.I.

Trucking were 44% higher than the fourth quarter of 1995, which reflected the substantial decrease in G.I. Trucking's revenue caused by the merger.

Effective with the ABF/Carolina merger, ABF inherited Carolina's regional distribution terminal operations which reconfigured the way freight flowed through ABF's terminal system. This reconfiguration created many operating inefficiencies in ABF's system. Labor dollars as a percent of revenue increased, empty miles increased and weight per trailer decreased, which all had an adverse impact on expenses.

During 1996, ABF discontinued twelve of the regional distribution terminal operations acquired in September, 1995 in the Carolina merger. These closings, which occurred during the first two quarters, returned ABF to its normal terminal system configuration. This reconfiguration allowed ABF to gradually improve its direct labor costs, improve its weight per trailer and reduce its empty miles. ABF's operating ratio as reported to the D.O.T. was 99.3% in the fourth quarter of 1996 compared to 109.3% in the fourth quarter of 1995.

The decrease in salaries, wages and benefits of 2.2% as a percentage of revenue from 1995 to 1996 was the result of ABF's productivity improvements. Salaries, wages and benefits increased 3.8% annually effective April 1, 1996, pursuant to ABF's collective bargaining agreement with its Teamsters employees.

Truckload Motor Carrier Operations. The Company's truckload motor carrier operations were conducted primarily through Cardinal.

Cardinal's revenues increased 166.5% over 1995, primarily from the inclusion of a full year of operations in 1996. However, revenues were lower than expected in 1996 due to the continuing driver shortage in the truckload transportation industry.

Supplies and expenses were affected negatively in 1996 because higher fuel prices per gallon resulted in higher-than-expected fuel costs which were only partially recovered by fuel surcharges, as well as higher-than-normal maintenance costs due to aging of revenue equipment.

INTERMODAL OPERATIONS SEGMENT. The Company's intermodal operations are conducted primarily through the Clipper Group (including Clipper Worldwide).

Comparisons for 1996 were affected by the WorldWay acquisition in August 1995.

Revenues for the intermodal operations segment were $181 million for 1996, compared to $141 million in 1995, representing an increase of 28.4%. The increase in revenue results primarily from the inclusion of Clipper Worldwide for the full year and a 6% increase in revenues for the Clipper Group's domestic operations.

Throughout 1996, the domestic operation of the Clipper Group experienced an increase in its weight per shipment. However, a decline in revenue per hundredweight without a proportionate reduction in cost produced lower margins on higher revenue.

Clipper Worldwide expanded into some higher cost markets during 1996 and also experienced a shift in market mix to more full container-load freight. Also, ocean container costs increased. Both of these factors negatively impacted operating results.

TIRE OPERATIONS SEGMENT. Treadco's revenues for 1996 decreased 2.4% to $141.6 million from $145.1 million for 1995. For 1996, "same store" sales decreased 9.2%, offset in part by a 6.7% increase in "new store" sales. "Same store" sales include both production locations and satellite sales locations that have been in existence for all of 1996 and 1995. Revenues from retreading for 1996 decreased 9.4% to $69.2 million from $76.4 million for 1995. Revenues from new tire sales increased 5.3% to $72.4 million for 1996 from $68.7 million for 1995.

As previously disclosed, in 1995 Treadco's longtime tread rubber supplier, Bandag Incorporated ("Bandag"), advised Treadco that certain franchises expiring in 1996 would not be renewed. Bandag subsequently advised Treadco that unless Treadco used the Bandag process exclusively, Bandag would not renew any of Treadco's franchise agreements when they expired. Treadco's remaining Bandag franchise agreements had expiration dates in 1997 and 1998. Subsequently, Treadco management made the decision to convert all of its Bandag franchise locations to Oliver Rubber Company ("Oliver") licensed facilities.

During September 1996, Treadco completed the conversion of its production facilities to Oliver licensed facilities. The conversion was completed in phases throughout the first three quarters of 1996 with approximately one-third of its production facilities converted each quarter. The conversion resulted in as much as two lost production days during each conversion, some short-term operational inefficiencies and time lost as production employees familiarized themselves with the new equipment. Also, management was required to spend time with the conversion at the expense of normal daily operations.

Treadco has experienced increased competition as Bandag has granted additional franchises in some locations currently being served by Treadco. The new competition has led to increased pricing pressures in the marketplace. As anticipated, Bandag continues to target Treadco's customers which has caused the loss of a substantial amount of national account business. In addition, in many cases, the business retained is at lower profit margins.

Costs of sales for the tire operations segment as a percent of revenue increased 2.5% primarily due to expenses incurred during the conversion.

Selling, administrative and general expenses as a percent of revenue increased 4.7%. This increase resulted from several factors, including costs associated with the conversion from Bandag, representing 2.4% of the increase and increases in administrative and general expenses of 2.3%, including self-insurance costs, expenses associated with employee medical benefits and service-related expenses.

Other non-operating items for 1996 include a $1 million gain on the sale of assets related to the conversion from Bandag to Oliver.

INTEREST. Interest expense for the Company was $31.9 million for 1996 compared to $17.0 million for 1995, primarily due to a higher level of outstanding debt. The increase in long-term debt consisted primarily of debt incurred in the WorldWay acquisition and debt incurred for working capital requirements during the fourth quarter of 1995.

INCOME TAXES. The difference between the effective tax rate for 1996 and the federal statutory rate resulted primarily from state income taxes, amortization of goodwill, minority interest, and other nondeductible expenses (see Note H to the consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for 1997 was $76.2 million compared to net cash provided by operations of $30.2 million in 1996. The increase is due primarily to the improvement in operating results from 1996 to 1997. In addition to cash provided by operations, 1997 sales of excess property and equipment provided cash of $37.3 million and the sales of Cardinal, The Complete Logistics Company and Integrated Distribution, Inc. provided cash of $39.0 million.

The Company has a credit agreement (the "Credit Agreement") with Societe Generale, Southwest Agency as Managing and Administrative Agent and NationsBank of Texas, N.A., as Documentation Agent, and with 11 other participating banks. The Credit Agreement originally included a $72 million term loan and provides for up to $275 million of revolving credit loans (including letters of credit).

Revolving credit advances bear interest at variable rates determined under the Credit Agreement. At December 31, 1997, the average interest rate on the Credit Agreement was 7.2%.

At December 31, 1997, there were $111 million of Revolver Advances and approximately $19.8 million of outstanding letters of credit. The Credit Agreement, which had an expiration date of August, 1998, was extended during 1997 and expires in August, 1999. At December 31, 1997, the Company had approximately $144 million of availability under the Credit Agreement.

Treadco is a party to a revolving credit facility with Societe Generale (the "Treadco Credit Agreement"), providing for borrowings of up to the lesser of $20 million or the applicable borrowing base. Borrowings under the Treadco Credit Agreement are collateralized by Treadco accounts receivable and inventory. Borrowings under the agreement bear interest at variable rates. At December 31, 1997, Treadco had $4.0 million outstanding under the Revolving Credit Agreement. The average interest rate during 1997 was 7.9%. The Treadco Credit Agreement was amended and restated on September 30, 1997, primarily to extend the termination date until September 30, 2001, and to revise certain financial covenants and Treadco's interest rate on advances. As of December 31, 1997, Treadco was in compliance with the covenants.

The Company is a party to an interest rate cap arrangement to reduce the impact of increases in interest rates on its floating-rate long-term debt. The Company will be reimbursed for the difference in interest rates if the LIBOR rate exceeds a fixed rate of 9% applied to notional amounts, as defined in the contract, ranging from $20 million as of December 31, 1997 to $2.5 million as of October 1999. As of December 31, 1997, 1996 and 1995, the LIBOR rate was 5.8%, 5.5% and 5.5%, respectively; therefore, no amounts were due to the Company under this arrangement. In the event that amounts are due under this agreement in the future, the payments to be received would be recognized as a reduction of interest expense (using the accrual accounting method). Fees totaling $385,000 were paid in 1994 to enter into this arrangement. These fees are included in other assets and are being amortized to interest expense over the life of the contract. The interest rate cap arrangement had no fair value at December 31, 1997.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates from current levels on $110 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap will be 5.845% plus the Credit Agreement margin (currently 1%).

The following table sets forth the Company's historical capital expenditures (net of equipment trade-ins) for the periods indicated below:

---------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED DECEMBER 31
                                                                     1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                        ($ millions)

LTL motor carrier operations..................................    $   25.8                $   13.0              $   75.0
Truckload motor carrier operations............................         0.7                     0.8                   2.1
---------------------------------------------------------------------------------------------------------------------------
Total motor carrier operations................................        26.5                    13.8                  77.1
Intermodal operations ........................................         4.1                     0.4                   0.4
Tire operations...............................................         4.4                    23.0                   4.5
Service and other.............................................         1.1                     4.4                  17.4
---------------------------------------------------------------------------------------------------------------------------
                                                                      36.1                    41.6                  99.4
   Less: Operating leases.....................................       (21.9)                    -                   (24.6)
---------------------------------------------------------------------------------------------------------------------------
Total.........................................................    $   14.2                $   41.6              $   74.8
===========================================================================================================================

The amounts presented in the table under operating leases reflect the estimated purchase price of the equipment had the Company purchased the equipment versus financing through operating lease transactions.

In 1998, the Company forecasts total spending of approximately $68 million for capital expenditures net of proceeds from equipment sales. Of the $68 million, ABF is budgeted for approximately $43.6 million to be used primarily for revenue equipment and facilities. Treadco is budgeted for $9.2 million of expenditures for retreading and service equipment and facilities, Clipper Group is budgeted for approximately $2.6 million to be used primarily for revenue equipment and G.
I. Trucking is budgeted for $10.8 million of expenditures to be used primarily for revenue equipment.

Cash from operations and the sale of assets and subsidiaries resulted in reduction of debt of approximately $146.9 million in 1997.

Management believes, based upon the Company's current levels of operations, the Company's cash, capital resources, borrowings available under the Credit Agreement and cash flow from operations will be sufficient to finance current and future operations and meet all present and future debt service requirements.

SEASONALITY

Motor carrier operations are affected by seasonal fluctuations, which affect tonnage to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Intermodal operations are similar to the motor carrier operations with revenues being weaker in the first quarter and stronger during the months of September and October. Treadco's operations are somewhat seasonal with the last six months of the calendar year generally having the highest levels of sales.

ENVIRONMENTAL MATTERS

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 114 underground tanks located in 30 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company. Environmental regulations have been adopted by the United States Environmental Protection Agency ("EPA") that will require the Company to upgrade its underground tank systems by December 1998. The Company currently estimates that such upgrades, which are currently in process, will not have a material adverse effect on the Company.

The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $250,000 over the last five years), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 1997, the Company has accrued approximately $3,100,000 to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability and has not been reduced by any future recoveries from insurance or other sources unless such recovery is assured. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations.

FORWARD-LOOKING STATEMENTS

The Management's Discussion and Analysis Section of this report contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by the Company's businesses; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the timing and amount of capital expenditures.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Shareholders and Board of Directors
Arkansas Best Corporation



We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                          Ernst & Young LLP



Little Rock, Arkansas
January 28, 1998



ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------

                                                                                                   DECEMBER 31
                                                                                            1997                  1996
                                                                                    ---------------------------------------
                                                                                                  ($ thousands)

ASSETS

CURRENT ASSETS
   Cash and cash equivalents....................................................     $         7,203       $         2,427
   Trade receivables less allowances
      (1997--$7,603,000; 1996--$5,077,000)......................................             175,693               178,766
   Inventories..................................................................              30,685                33,811
   Prepaid expenses ............................................................              14,456                12,869
   Deferred income taxes .......................................................               5,584                16,490
   Federal and state income taxes refundable ...................................                   -                 7,320
   Other .......................................................................               3,275                     -
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS .....................................................             236,896               251,683

PROPERTY, PLANT AND EQUIPMENT
   Land and structures .........................................................             212,847               228,051
   Revenue equipment ...........................................................             207,471               253,009
   Manufacturing equipment .....................................................              18,891                18,815
   Service, office and other equipment .........................................              64,598                61,987
   Leasehold improvements ......................................................               7,281                 8,899
---------------------------------------------------------------------------------------------------------------------------
                                                                                             511,088               570,761
   Less allowances for depreciation and amortization ...........................            (225,733)             (214,195)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             285,355               356,566

OTHER ASSETS ...................................................................              41,999                60,630

ASSETS HELD FOR SALE ...........................................................               3,342                 9,148

GOODWILL, less amortization (1997 -- $31,867,000;
1996 -- $28,006,000)............................................................             130,747               150,154
---------------------------------------------------------------------------------------------------------------------------
                                                                                     $       698,339       $       828,181
===========================================================================================================================



ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------

                                                                                                   DECEMBER 31
                                                                                            1997                  1996
                                                                                    ---------------------------------------
                                                                                                  ($ thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft ..............................................................     $        13,801       $             -
   Bank drafts payable .........................................................               1,172                   502
   Trade accounts payable ......................................................              77,403                77,338
   Accrued expenses.............................................................             157,622               179,918
   Federal and state income taxes...............................................               1,222                     -
   Current portion of long-term debt ...........................................              16,484                37,197
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES ................................................             267,704               294,955

LONG-TERM DEBT, less current portion ...........................................             202,604               317,874

OTHER LIABILITIES ..............................................................              21,921                21,423

DEFERRED INCOME TAXES ..........................................................              24,448                22,479

MINORITY INTEREST ..............................................................              32,600                34,020

SHAREHOLDERS' EQUITY
   Preferred stock, $.01 par value, authorized 10,000,000 shares;
      issued and outstanding 1,495,000 shares ..................................                  15                    15
   Common stock, $.01 par value, authorized 70,000,000 shares;
      issued and outstanding 1997:  19,596,213 shares;
      1996:  19,504,473 shares .................................................                 196                   195
   Additional paid-in capital ..................................................             192,910               192,328
   Retained earnings (deficit) .................................................             (44,059)              (55,108)
---------------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY ...............................................             149,062               137,430

COMMITMENTS AND CONTINGENCIES ..................................................
---------------------------------------------------------------------------------------------------------------------------
                                                                                     $       698,339       $       828,181
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.



ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------

                                                                                      YEAR ENDED DECEMBER 31
                                                                           1997                  1996             1995
                                                                     ------------------------------------------------------

                                                                               ($ thousands, except per share data)

OPERATING REVENUES
   LTL motor carrier operations .................................    $     1,253,691      $    1,199,437     $   1,088,416
   Truckload motor carrier operations ...........................             39,366              74,623            27,992
   Intermodal operations ........................................            181,929             180,619           140,691
   Tire operations ..............................................            158,912             141,613           145,127
   Service and other ............................................              9,780               8,043             3,354
---------------------------------------------------------------------------------------------------------------------------
                                                                           1,643,678           1,604,335         1,405,580
---------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES AND COSTS
   LTL motor carrier operations ..................................         1,191,378           1,216,398         1,116,622
   Truckload motor carrier operations ............................            37,313              70,248            24,952
   Intermodal operations .........................................           179,953             179,436           136,166
   Tire operations ...............................................           161,796             147,164           140,328
   Service and other .............................................            10,330               9,097             5,433
---------------------------------------------------------------------------------------------------------------------------
                                                                           1,580,770           1,622,343         1,423,501
---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)...........................................            62,908             (18,008)          (17,921)

OTHER INCOME (EXPENSE)
   Net gains (losses) on sale of property
      and non-revenue equipment ..................................            (3,536)              1,856               237
   Gain on sale of Cardinal Freight Carriers .....................             8,985                   -                 -
   Interest expense ..............................................           (23,978)            (30,843)          (16,352)
   Minority interest in subsidiary ...............................             1,359               1,768            (1,297)
   Other, net ....................................................            (5,380)             (7,762)           (8,402)
---------------------------------------------------------------------------------------------------------------------------
                                                                             (22,550)            (34,981)          (25,814)
---------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING
      OPERATIONS BEFORE INCOME TAXES..............................            40,358             (52,989)          (43,735)

FEDERAL AND STATE INCOME TAXES (CREDIT)
   Current .......................................................             3,079             (15,016)           (4,011)
   Deferred ......................................................            16,310              (3,766)           (8,914)
---------------------------------------------------------------------------------------------------------------------------
                                                                              19,389             (18,782)          (12,925)
---------------------------------------------------------------------------------------------------------------------------


INCOME (LOSS) FROM CONTINUING OPERATIONS .........................            20,969             (34,207)          (30,810)
---------------------------------------------------------------------------------------------------------------------------



ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS -- Continued
---------------------------------------------------------------------------------------------------------------------------

                                                                                      YEAR ENDED DECEMBER 31
                                                                           1997                  1996             1995
---------------------------------------------------------------------------------------------------------------------------

                                                                               ($ thousands, except per share data)
DISCONTINUED OPERATIONS:
   Loss from discontinued operations (net of tax benefits of $1,476,
   $1,353 and $1,270 for the years ended December 31, 1997,
   1996 and 1995, respectively) ..................................   $        (2,529)      $      (2,396)    $      (1,982)

   Loss on disposal of discontinued operations
   (net of tax benefits of $605)..................................            (3,093)                  -                 -
---------------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS ................................            (5,622)             (2,396)           (1,982)
---------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) ................................................            15,347             (36,603)          (32,792)
   Preferred stock dividends .....................................             4,298               4,298             4,298
---------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)
   FOR COMMON SHAREHOLDERS  ......................................   $        11,049       $     (40,901)    $     (37,090)
===========================================================================================================================

EARNINGS (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations .........................................   $          0.85       $       (1.98)    $       (1.80)
   Discontinued operations .......................................             (0.29)              (0.12)            (0.10)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE ......................................   $          0.56       $       (2.10)    $       (1.90)
---------------------------------------------------------------------------------------------------------------------------

DILUTED:
   Continuing operations .........................................   $          0.84       $       (1.98)    $       (1.80)
   Discontinued operations .......................................             (0.28)              (0.12)            (0.10)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE ......................................   $          0.56       $       (2.10)    $       (1.90)
---------------------------------------------------------------------------------------------------------------------------

CASH DIVIDENDS PAID PER COMMON SHARE .............................   $             -       $         .01     $         .04
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.



ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    ADDITIONAL             RETAINED
                                                           PREFERRED            COMMON               PAID-IN              EARNINGS
                                                             STOCK               STOCK               CAPITAL              (DEFICIT)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       ($ thousands)

BALANCES AT JANUARY 1, 1995 ........................      $        15         $       195          $    192,265        $     24,130
    Net loss .......................................                -                   -                     -             (32,792)
    Issuance of common stock .......................                -                   -                   171                   -
    Adjustment to minimum pension liability ........                -                   -                     -              (1,041)
    Dividends paid .................................                -                   -                     -              (5,079)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1995.......................               15                 195               192,436             (14,782)
    Net loss........................................                -                   -                     -             (36,603)
    Retirement of common stock .....................                -                   -                  (108)                  -
    Adjustment to minimum pension liability  .......                -                   -                     -                 770
    Dividends paid..................................                -                   -                     -              (4,493)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1996.......................               15                 195               192,328             (55,108)
    Net income .....................................                -                   -                     -              15,347
    Issuance of common stock  ......................                -                   1                   582                   -
    Dividends paid..................................                -                   -                     -              (4,298)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1997.......................      $        15         $       196          $    192,910        $    (44,059)
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.



ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------

                                                                                        YEAR ENDED DECEMBER 31
                                                                               1997               1996              1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                             ($ thousands)
OPERATING ACTIVITIES
   Net income (loss) ...................................................     $   15,347       $    (36,603)   $    (32,792)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
      Depreciation and amortization ....................................         44,316             56,389          46,627
      Amortization of intangibles ......................................          4,629              4,609           5,135
      Other amortization ...............................................          4,139              3,740           1,044
      Provision for losses on accounts receivable ......................          2,956              9,489           4,185
      Provision (credit) for deferred income taxes .....................         16,310             (3,735)         (8,995)
      Net gain on sales of assets and subsidiaries .....................         (4,560)            (3,334)         (3,194)
      Minority interest in subsidiary ..................................         (1,359)            (1,768)          1,297
      Changes in operating assets and liabilities, net of acquisition:
         Receivables ...................................................         (7,646)            13,540         (23,795)
         Inventories and prepaid expenses ..............................             28              3,165           3,529
         Other assets ..................................................         (8,826)             9,203         (11,751)
         Accounts payable, bank drafts payable, taxes payable,
           accrued expenses and other liabilities ......................         10,865            (24,499)        (47,514)
---------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by operating activities .....................         76,199             30,196         (66,224)

INVESTING ACTIVITIES
   Purchases of property, plant and equipment
     excluding capital leases ..........................................        (11,645)           (27,747)        (49,690)
   Proceeds from sales of subsidiaries..................................         39,031                  -               -
   Proceeds from asset sales ...........................................         37,340             65,313          15,748
   Acquisition of WorldWay..............................................              -                  -         (81,566)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES .......................         64,726             37,566        (115,508)

FINANCING ACTIVITIES
   Deferred financing costs and expenses ...............................         (1,165)            (3,512)         (4,578)
   Borrowings under revolving credit facilities ........................        463,135            272,585         238,275
   Borrowings under term loan facilities ...............................              -                  -          75,000
   Payments under revolving credit facilities ..........................       (545,635)          (288,285)        (30,275)
   Payments on long-term debt ..........................................        (16,652)           (24,704)        (31,844)
   Payment under term loan facilities ..................................        (42,948)           (34,052)              -
   Payments under receivables purchase agreement .......................              -                  -         (40,000)
   Dividends paid to minority shareholders of subsidiary ...............           (330)              (440)           (462)
   Dividends paid ......................................................         (4,298)            (4,493)         (5,079)
   Net increase (decrease) in bank overdraft ...........................         13,801                  -          (5,989)
   Other ...............................................................         (2,057)               621             171
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES .......................       (136,149)           (82,280)        195,219
---------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS ....................................................          4,776            (14,518)         13,487
   Cash and cash equivalents at beginning of year ......................          2,427             16,945           3,458
===========================================================================================================================
CASH AND CASH EQUIVALENTS AT END OF YEAR ...............................     $    7,203       $      2,427    $     16,945
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal transportation operations, and truck tire retreading and new tire sales (see Note P). Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Treadco, Inc. ("Treadco"); Clipper Exxpress Company, CaroTrans International, Inc. ("Clipper Worldwide") and related companies (collectively "Clipper Group"); G.I. Trucking Company ("G.I. Trucking"); FleetNet America, Inc. (formerly Carolina Breakdown Service, Inc.); and, until July 15, 1997, Cardinal Freight Carriers, Inc. ("Cardinal").

Approximately 80% of ABF's employees are covered under a collective bargaining agreement with the International Brotherhood of Teamsters ("IBT"), which expires on March 31, 1998. On February 9, 1998, a tentative settlement on a new five-year collective bargaining agreement was reached with the IBT. The tentative settlement is subject to ratification by the IBT membership.

At December 31, 1997, the Company's percentage ownership of Treadco was 46%. The Company's consolidated financial statements reflect full consolidation of the accounts of Treadco, with the ownership interests of the other stockholders reflected as minority interest, because the Company controls Treadco through stock ownership, board representation and management services provided under a transition services agreement.

Summarized condensed financial information for Treadco is as follows:


TREADCO, INC.
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      DECEMBER 31
                                                                                               1997                 1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     ($ thousands)

Current assets .....................................................................       $     55,644       $     57,829
Property, plant and equipment, net .................................................             31,329             33,186
Other assets .......................................................................             13,485             14,401
---------------------------------------------------------------------------------------------------------------------------
     Total assets...................................................................       $    100,458       $    105,416
===========================================================================================================================

Current liabilities ................................................................       $     28,372       $     23,786
Long-term debt and other ...........................................................             13,251             19,682
Stockholders' equity ...............................................................             58,835             61,948
---------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity.....................................       $    100,458       $    105,416
===========================================================================================================================

                                                                           1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                           ($ thousands)

Sales ...........................................................    $     161,276         $    144,154       $    147,906
Operating expenses and costs ....................................          163,785              149,337            142,920
Interest expense ................................................            1,256                  900                510
Other (income) expense  .........................................              112                 (731)               374
Income taxes (credit) ...........................................           (1,373)              (2,093)             1,711
---------------------------------------------------------------------------------------------------------------------------
     Net income (loss) ..........................................    $      (2,504)        $     (3,259)      $      2,391
===========================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

NOTE B - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Short-term investments which have a maturity of ninety days or less when purchased are considered cash equivalents.

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada, with additional customers in foreign countries served by Clipper Worldwide. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

INVENTORIES: Inventories, which consist primarily of new tires and retread tires and supplies used in Treadco's business, are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT: Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures -- 15 to 30 years; revenue equipment -- 3 to 7 years; manufacturing equipment -- 5 to 12 years; other equipment -- 3 to 10 years; and leasehold improvements -- 4 to 10 years. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service.

ASSETS HELD FOR SALE: Assets held for sale represents primarily non-operating freight terminals and other properties, a portion of which were acquired as a result of the WorldWay acquisition (Note C), which are carried at the lower of net book value or estimated net realizable value. Also included in assets held for sale are properties of the Company which have been replaced by WorldWay facilities. The Company recorded writedowns of $1.6 million in 1997, $1.5 million in 1996 and $2.1 million in 1995 to net realizable value for company properties reclassified to assets held for sale. Writedowns are included in gains or losses on sales of property.

Total assets held for sale at December 31, 1995 amounted to $39.9 million of which $36.9 million were sold in 1996, resulting in net gains on sales of $3.1 million. Also, in 1996, additional excess assets amounting to $6.8 million were identified and reclassified to assets held for sale. Of the 1996 additions, $3.2 million were sold, resulting in net losses on sales of $300,000.

Total assets held for sale at December 31, 1996 were $9.1 million. In 1997, additional assets of $6.1 million were identified and reclassified to assets held for sale. During 1997, $10.3 million were sold, resulting in a loss of $1.9 million.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

GOODWILL: Excess cost over fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 15 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the Company's carrying value of the goodwill will be reduced.

INCOME TAXES: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences arising from a 1988 purchase transaction and from the WorldWay acquisition, as well as the timing of the depreciation and cost recovery deductions previously described and to temporary differences in the recognition of certain revenues and expenses of carrier operations.

REVENUE RECOGNITION: Motor carrier revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. Revenue for other segments is recognized generally at the point when goods or services are provided to the customers.

EARNINGS (LOSS) PER SHARE: The calculation of earnings (loss) per share is based on the weighted average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The calculation reduces income available to common shareholders by preferred stock dividends paid or accrued during the period.

COMPENSATION TO EMPLOYEES: Stock-based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

ACCOUNTING FOR SALES OF STOCK BY SUBSIDIARIES: It is the Company's policy to recognize gains and losses on sales of subsidiary stock when incurred.

CLAIMS LIABILITIES: The Company is self-insured up to certain limits for workers' compensation, cargo loss and damage, certain property damage and liability claims. Provision has been made for the estimated liabilities for such claims based on historical trends, claims frequency, severity and other factors.

ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis with actual testing at some sites, and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers. (See Note M)

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest-rate swap agreements and interest-rate cap agreements designed to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

accounting method). Any related amount payable to or receivable from counterparties is included in accrued liabilities or other receivables.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation.

NOTE C - ACQUISITION

In August 1995, pursuant to a tender offer, a wholly owned subsidiary of the Company purchased the outstanding shares of common stock of WorldWay Corporation ("WorldWay"), at a price of $11 per share (the "Acquisition"). WorldWay was a publicly-held company engaged through subsidiaries in motor carrier operations. The total purchase price of WorldWay amounted to approximately $76 million.

The WorldWay acquisition was accounted for under the purchase method. The accompanying financial statements include the results of operations for WorldWay and its subsidiaries from August 12, 1995. Assets with a fair value of approximately $313 million were acquired and liabilities with a fair value of approximately $252 million were assumed. Final purchase price allocations for the WorldWay acquisition resulted in approximately $15 million of goodwill. During 1997, this goodwill was eliminated as a result of the sale of Cardinal, which had been assigned approximately $9 million of goodwill, and reductions in deferred tax liabilities related to WorldWay.

NOTE D - DISCONTINUED OPERATIONS

As of June 30, 1997 and prior periods since 1995, the Company was engaged in providing logistics services, including warehousing and distribution, through two wholly owned subsidiaries, The Complete Logistics Company ("CLC") and Integrated Distribution, Inc. ("IDI"). On August 8, 1997, the Company completed the sale of all of the outstanding shares of CLC for approximately $2.5 million in cash. The sale of CLC resulted in a pre-tax loss of $1.3 million. In September 1997, the Company completed a formal plan to exit the logistics segment by disposing of IDI. As of September 30, 1997, the Company recorded a loss for the disposal of IDI of $2.2 million, net of tax benefits of $100,000. On October 31, 1997, the Company closed the sale of IDI for proceeds of approximately $600,000, subject to purchase price adjustments.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

Results of operations of the logistics segment have been reported as discontinued operations for the year ended December 31, 1997 and the statements of operations for all prior periods have been restated to remove the revenue and expenses of the logistics segment. Results of the logistics operations segment included in discontinued operations are summarized as follows:

                                                                                      YEAR ENDED DECEMBER 31
                                                                           1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                          ($ thousands)

Revenues ........................................................    $      29,812         $     54,849       $     31,699
Operating loss...................................................           (3,516)              (2,835)            (2,599)
Pre-tax loss ....................................................           (4,005)              (3,749)            (3,252)

The balance sheet at December 31, 1996, has been reclassified to include net assets of discontinued operations of approximately $3.5 million in other noncurrent assets.

NOTE E - SALE OF CARDINAL FREIGHT CARRIERS, INC.

On July 15, 1997, the Company sold Cardinal for approximately $38 million in cash. The sale resulted in a pre-tax gain of approximately $9 million. The net proceeds from the sale were used to pay down bank debt. Results of operations for Cardinal included in the statements of operations are summarized as follows:

                                                                                      YEAR ENDED DECEMBER 31
                                                                           1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                          ($ thousands)

Revenues ........................................................    $      39,366         $     74,623       $     27,992
Operating income  ...............................................            2,087                4,388              3,040
Pre-tax income  .................................................            1,710                3,585              2,614

NOTE F - RECENT ACCOUNTING PRONOUNCEMENTS

In December 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. Under the new requirements for computing basic earnings per share, the dilutive effect of stock options is excluded. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share under SFAS No. 128. The new statement has been applied retroactively. The effect of adoption is not material.

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income. The Statement requires the classification components of other comprehensive income by their nature in a financial statement and display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the consolidated financial statements. The Statement is effective for the Company in 1998. The Company does not anticipate that adoption of this Statement will have a material impact on the current presentation of its financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

In June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to shareholders. The proposal superseded FASB Statement No. 14 on segments.

The Statement is effective for the Company in 1998. The Company is currently evaluating the impact that the Statement will have on its business segment reporting.

NOTE G - INVENTORIES

                                                                                                      DECEMBER 31
                                                                                               1997               1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     ($ thousands)

Finished goods......................................................................      $    22,392           $   24,029
Materials...........................................................................            4,934                6,267
Repair parts, supplies and other....................................................            3,359                3,515
---------------------------------------------------------------------------------------------------------------------------
                                                                                          $    30,685           $   33,811
===========================================================================================================================

NOTE H - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                                      DECEMBER 31
                                                                                               1997               1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     ($ thousands)
Deferred tax liabilities:
   Depreciation and basis differences
      for property, plant and equipment.............................................      $    32,208           $   44,058
   Revenue recognition..............................................................            3,360                1,405
   Basis difference on asset and stock sale.........................................            3,313                3,281
   Prepaid expenses.................................................................            5,173                4,135
   Other ...........................................................................            3,351                1,330
---------------------------------------------------------------------------------------------------------------------------
       Total deferred tax liabilities...............................................           47,405               54,209

Deferred tax assets:
   Accrued expenses.................................................................           18,586               19,946
   Postretirement benefits other than pensions......................................            1,216                1,663
   Net operating loss carryovers....................................................            9,204               21,597
   Alternative minimum tax credit carryovers........................................            1,825                5,629
   Other............................................................................              310                  558
---------------------------------------------------------------------------------------------------------------------------
       Total deferred tax assets....................................................           31,141               49,393
   Valuation allowance for deferred tax assets......................................           (2,600)              (1,173)
---------------------------------------------------------------------------------------------------------------------------
       Net deferred tax assets......................................................           28,541               48,220

---------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities........................................................      $    18,864           $    5,989
===========================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

Significant components of the provision for income taxes are as follows:

                                                                                            DECEMBER 31
                                                                         1997                  1996               1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                           ($ thousands)

Current (credit):
   Federal....................................................      $      1,913           $  (15,016)          $   (4,011)
   State......................................................             1,166                    -                    -
---------------------------------------------------------------------------------------------------------------------------
      Total current (credit)..................................             3,079              (15,016)              (4,011)

Deferred (credit):
   Federal....................................................            14,793               (1,149)              (6,863)
   State......................................................             1,517               (2,617)              (2,051)
---------------------------------------------------------------------------------------------------------------------------
      Total deferred (credit).................................            16,310               (3,766)              (8,914)
---------------------------------------------------------------------------------------------------------------------------

Total income tax expense (credit).............................      $     19,389           $  (18,782)          $  (12,925)
===========================================================================================================================

A reconciliation between the effective income tax rate, as computed on income from continuing operations, and the statutory federal income tax rate is presented in the following table:

                                                                                   YEAR ENDED DECEMBER 31
                                                                        1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                      ($ thousands)
Income tax (benefit) at the
 statutory federal rate of 35%.............................       $       14,125       $     (18,546)        $   (15,307)
Federal income tax effects of:
   State income taxes .....................................                 (941)                913                 720
   Nondeductible  goodwill ................................                1,262               2,548               1,680
   Other nondeductible expenses............................                  555               1,389               1,398
   Minority interest ......................................                 (476)               (619)                454
   Undistributed earnings or losses of Treadco ............                  (80)                (99)                 77
   Nondeductible goodwill included
     in assets of Cardinal ................................                3,078                   -                   -
   Resolution of tax contingencies.........................                    -              (1,573)                  -
   Other...................................................                 (817)               (178)                104
---------------------------------------------------------------------------------------------------------------------------
Federal income taxes (benefit).............................               16,706             (16,165)            (10,874)
State income taxes (benefit)...............................                2,683              (2,617)             (2,051)
---------------------------------------------------------------------------------------------------------------------------
                                                                  $       19,389       $     (18,782)        $   (12,925)
===========================================================================================================================
Effective tax rate.........................................                48.0%               (35.5)%             (29.6)%
===========================================================================================================================

Income taxes of $2,400,000 were paid in 1997. No income taxes were paid in 1996, and $9,900,000 was paid in 1995. Income tax refunds amounted to $8,500,000 in 1997 and $28,825,000 in 1996.

As of December 31, 1997, the Company had state net operating loss carryovers of $87,000,000. State net operating loss carryovers expire generally in five to ten years. The Company had alternative minimum tax credits of approximately $1,825,000 at December 31, 1997 which carry over indefinitely.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

For financial reporting purposes, a valuation allowance of approximately $2,600,000 has been established for certain state net operating loss carryovers for which realization is uncertain. During 1997, the Company evaluated its previous estimates of state net operating losses. As a result of this process, available state net operating losses were determined by the Company to be greater than previously estimated by $25,000,000. Because substantially all of these additional state net operating losses are in subsidiaries in which realization of the benefits of carryovers is uncertain, the Company increased its valuation allowance by $1,487,000.

NOTE I - LONG-TERM DEBT AND CREDIT AGREEMENTS

                                                                                                     DECEMBER 31
                                                                                               1997               1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    ($ thousands)


Revolving Credit and Term Loan Facility (1)..........................................      $    110,800       $    227,948
Subordinated Debentures (2)..........................................................            42,657             44,855
Corporate Facility Credit Agreement (3)..............................................            13,000             15,000
Treadco Credit Agreement (4).........................................................             4,000             10,300
Capitalized Lease Obligations (5)....................................................            41,809             52,511
Other ...............................................................................             6,822              4,457
---------------------------------------------------------------------------------------------------------------------------
                                                                                                219,088            355,071
Less current portion.................................................................            16,484             37,197
---------------------------------------------------------------------------------------------------------------------------
                                                                                           $    202,604       $    317,874
===========================================================================================================================

(1) The Company is party to a credit agreement (the "Credit Agreement") with Societe Generale, Southwest Agency as Managing and Administrative Agent and NationsBank of Texas, N.A., as Documentation Agent, and with 11 other participating banks. The Credit Agreement provides for up to $275 million of revolving credit loans (including letters of credit). Revolving Credit advances bear interest at variable rates determined under the Credit Agreement. At December 31, 1997, the average interest rate on the Credit Agreement was 7.2%.

      At December 31, 1997, there were $111 million of Revolver Advances and approximately $19.8 million of outstanding letters of credit. At December 31, 1996, there were $187 million of Revolver Advances, $40.9 million of Term Advances and approximately $71.9 million in outstanding letters of credit. Term advances were paid in 1997. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment and real estate, the Treadco common stock owned by the Company, and eligible receivables. The borrowing base amounted to $275 million at December 31, 1997. The Company has pledged substantially all accounts receivable, revenue equipment, real property and other assets not already pledged under other debt obligations. The Credit Agreement, which was originally scheduled to terminate in 1998, was extended during 1997 to August, 1999.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

      The Credit Agreement contains various covenants which limit, among other things, indebtedness, distributions, capital expenditures, asset sales, restricted payments, investments, loans and advances, as well as requiring the Company to meet certain financial tests. As of December 31, 1997, the Company was in compliance with all covenants.

(2) The Subordinated Debentures were issued in April 1986 by WorldWay. The debentures bear interest at 6.25% per annum, payable semi-annually, on a par value of $44,883,000 at December 31, 1997. The debentures are payable April 15, 2011. The Company may redeem all outstanding debentures at 100% of par at any time and is required to redeem through a mandatory sinking fund in each of the years from 1997 to 2010, an amount in cash sufficient to redeem $2,500,000 of the aggregate principal amount of the debentures issued.

      In November, 1996, the Company purchased debentures with a par value of $2,630,000 at a price of $1,735,800, plus accrued interest. These debentures were transferred to the Trustee to satisfy the mandatory sinking fund payment due by April 15, 1997.

      In November and December, 1997, the Company purchased debentures with a par value of $300,000 and $2,181,000, respectively, at purchase prices of $232,500 and $1,798,500, respectively plus accrued interest. These debentures were transferred to the Trustee to satisfy the mandatory sinking fund payment due by April 15, 1998.

(3) The Company entered into a ten-year, $20 million corporate facility credit agreement dated April 25, 1994 with NationsBank of Texas, N.A., as agent, and Societe Generale, Southwest Agency. The proceeds from the agreement were used to finance the construction of the Company's corporate office building which was completed in February 1995. Amounts borrowed under the agreement bear interest at 8.07%, with quarterly installments of $500,000 plus interest due through July 2004. The agreement contains covenants similar to those in the latest amendment to the Credit Agreement.

(4) Treadco is a party to a revolving credit facility with Societe Generale (the "Treadco Credit Agreement"), providing for borrowings of up to the lesser of $20 million or the applicable borrowing base. Borrowings under the Treadco Credit Agreement are collateralized by Treadco accounts receivable and inventory. Borrowings under the agreement bear interest at a variable rate based on the terms of the Treadco Credit Agreement. At December 31, 1997, Treadco had $4.0 million outstanding under the Revolving Credit Agreement. The average interest rate during 1997 was 7.9%. The Treadco Credit Agreement was amended and restated on September 30, 1997, primarily to extend the termination date until September 30, 2001, to revise certain financial covenants and to revise Treadco's interest rate on advances. As of December 31, 1997, Treadco was in compliance with the covenants.

      The Treadco Credit Agreement contains various covenants which limit, among other things, dividends, disposition of receivables, indebtedness and investments, as well as requiring Treadco to meet certain financial tests.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

 (5) Includes approximately $34,538,000 relative to leases of carrier revenue equipment with an aggregate net book value of approximately $35,179,000 at December 31, 1997. These leases have a weighted average interest rate of approximately 6.7%. Also includes approximately $7,271,000 relative to leases of computer equipment, various terminals financed by Industrial Revenue Bond Issues, and Treadco delivery and service trucks, with a weighted average interest rate of approximately 6.8%. The net book value of the related assets was approximately $15,067,000 at December 31, 1997.

Annual maturities on long-term debt, excluding capitalized lease obligations (see Note L), in 1998 through 2002 aggregate approximately $3,523,000; $116,691,000; $5,973,000; $9,702,000 and $4,786,000, respectively.

Interest paid, net of interest capitalized, was $24,564,000 in 1997, $32,174,000 in 1996, and $21,986,000 in 1995. Interest capitalized totaled $487,000 and $230,000 in 1996 and 1995, respectively.

The Company is a party to an interest rate cap arrangement to reduce the impact of increases in interest rates on its variable-rate long-term debt. The Company will be reimbursed for the difference in interest rates if the LIBOR rate exceeds a fixed rate of 9% applied to notional amounts, as defined in the contract, ranging from $20 million as of December 31, 1997 to $2.5 million as of October 1999. As of December 31, 1997, 1996 and 1995, the LIBOR rates were 5.8%, 5.5% and 5.5%, respectively; therefore, no amounts were due to the Company under this arrangement. In the event that amounts are due under this agreement in the future, the payments to be received would be recognized as a reduction of interest expense (the accrual accounting method). Fees totaling $385,000 were paid in 1994 to enter into this arrangement. These fees are included in other assets and are being amortized to interest expense over the life of the contract.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates from current levels on $110 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap will be 5.845% plus the Credit Agreement margin (currently 1%).


NOTE J - ACCRUED EXPENSES
                                                                                                     DECEMBER 31
                                                                                              1997                1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    ($ thousands)


Accrued salaries, wages and incentive plans ........................................    $     19,726          $     16,519
Accrued vacation pay ...............................................................          31,241                31,449
Accrued interest ...................................................................           2,568                 3,154
Taxes other than income ............................................................           8,017                 8,541
Loss, injury, damage and workers' compensation claims reserves .....................          83,272               101,453
Pension costs ......................................................................             502                 5,851
Other ..............................................................................          12,296                12,951
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $    157,622          $    179,918
===========================================================================================================================


ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

NOTE K - SHAREHOLDERS' EQUITY

PREFERRED STOCK. In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock is convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends are $2.875 and are cumulative. The Preferred Stock is exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995, for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock is redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock have no voting rights unless dividends are in arrears six quarters or more, at which time they have the right to elect two directors of the Company until all dividends have been paid.
Dividends of $4,298,000 were paid during 1997, 1996 and 1995.

STOCK OPTIONS. The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has a stock option plan which provides 2,000,000 shares of Common Stock for the granting of options to directors and key employees of the Company. All options granted are exercisable starting 12 months after the grant date, with 20% of the shares covered thereby becoming exercisable at that time and with an additional 20% of the option shares becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options were granted for a term of 10 years.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.7%, 5.8% and 7.3%; dividend yields of .01%, .01% and .01%; volatility factors of the expected market price of the Company's Common Stock of .45, .41 and .37; and a weighted-average expected life of the option of 9.5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                                                     DECEMBER 31
                                                                                               1997               1996
---------------------------------------------------------------------------------------------------------------------------


Net income (loss) - as reported ..................................................         $   15,347         $   (36,603)
===========================================================================================================================
Net income (loss) - pro forma ....................................................         $   14,693         $   (37,379)
===========================================================================================================================
Net income (loss) per share - as reported (basic) ................................         $      .56         $     (2.10)
===========================================================================================================================
Net income (loss) per share - as reported (diluted) ..............................         $      .56         $     (2.10)
===========================================================================================================================
Net income (loss) per share - pro forma (basic) ..................................         $      .53         $     (2.14)
===========================================================================================================================
Net income (loss) per share - pro forma (diluted) ................................         $      .52         $     (2.14)
===========================================================================================================================


A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                        1997                       1996                        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                            WEIGHTED-                    WEIGHTED-                     WEIGHTED-
                                                             AVERAGE                      AVERAGE                       AVERAGE
                                              OPTIONS    EXERCISE PRICE   OPTIONS     EXERCISE PRICE   OPTIONS      EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------


Outstanding - beginning of year ..........   1,790,200   $       8.21      688,700    $       11.05      628,900      $    10.95
Granted ..................................     312,000           5.44    1,101,500             6.44       75,500           11.84
Exercised  ...............................     (91,740)          6.38            -                -      (15,700)          10.88
Forfeited ................................    (170,980)          6.38            -                -            -               -
------------------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year................    1,839,480   $       8.01    1,790,200    $        8.21      688,700      $    11.05
====================================================================================================================================

Exercisable at end of year...............      781,776   $       9.99      476,280    $       10.92      338,540      $    10.87
====================================================================================================================================

Estimated weighted-average
  fair value per share of options
  granted to employees during the year...                $       3.65                 $        3.87                   $     6.88
====================================================================================================================================

The following table summarizes information concerning currently outstanding and exercisable options:


                                                             WEIGHTED
                                                              AVERAGE         WEIGHTED-                         WEIGHTED-
                                                             REMAINING         AVERAGE                           AVERAGE
        RANGE OF                           NUMBER           CONTRACTUAL       EXERCISE           NUMBER         EXERCISE
     EXERCISE PRICES                     OUTSTANDING           LIFE             PRICE          EXERCISABLE        PRICE
---------------------------------------------------------------------------------------------------------------------------

         $4 - $6                             288,000            9.2           $    5.08                -        $      -
         $6 - $8                             816,280            8.1           $    6.41          163,256        $   6.41
         $8 - $10                             80,500            6.6           $    9.18           42,700        $   9.40
        $10 - $12                            545,000            4.8           $   10.88          521,000        $  10.88
        $12 - $14                            109,700            6.6           $   12.64           54,820        $  12.65
---------------------------------------------------------------------------------------------------------------------------
                                           1,839,480                                             781,776
===========================================================================================================================


ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

SHAREHOLDERS' RIGHTS PLAN. Each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at a price of $60.00. The rights are not exercisable, but could become exercisable if certain events occur relating to the acquisition of 15% or more of the outstanding Common Stock of the Company. Upon distribution, the rights will entitle holders, other than an acquirer in a non-permitted transaction, to receive Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2002 unless extended.

NOTE L - LEASES AND COMMITMENTS

Rental expense amounted to approximately $122,542,000 in 1997, $114,600,000 in 1996 and $84,751,000 in 1995. Those amounts included purchased transportation and amounts for month-to-month rentals of revenue equipment.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 1997 for all noncancellable operating leases are as follows:

                                                                                         TERMINALS              EQUIPMENT
                                                                                        AND RETREAD                AND
PERIOD                                                             TOTAL                  PLANTS                  OTHER
---------------------------------------------------------------------------------------------------------------------------
                                                                                       ($ THOUSANDS)

1998  ..................................................      $     26,594           $     10,092            $    16,502
1999  ..................................................            14,066                  7,000                  7,066
2000  ..................................................             8,460                  5,052                  3,408
2001  ..................................................             4,938                  3,967                    971
2002 ...................................................             3,366                  3,072                    294
Thereafter .............................................             7,350                  7,326                     24
---------------------------------------------------------------------------------------------------------------------------
                                                              $     64,774           $     36,509            $    28,265
===========================================================================================================================

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $2,097,000 at December 31, 1997.

The future minimum payments under capitalized leases at December 31, 1997, consisted of the following ($ thousands):

         1998  .........................................................................         $     15,447
         1999  .........................................................................               13,320
         2000  .........................................................................                9,344
         2001  .........................................................................                4,953
         2002  .........................................................................                2,677
         Thereafter ....................................................................                1,905
-------------------------------------------------------------------------------------------------------------
         Total minimum lease payments ..................................................               47,646
         Amounts representing interest .................................................                5,837
-------------------------------------------------------------------------------------------------------------
         Present value of net minimum lease
         included in long-term debt - Note  I ..........................................         $     41,809
=============================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

Assets held under capitalized leases are included in property, plant and equipment as follows:

                                                                                                     DECEMBER 31
                                                                                            1997                  1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    ($ thousands)

Revenue equipment ...............................................................       $     68,854          $     70,747
Land and structures .............................................................             12,754                13,723
---------------------------------------------------------------------------------------------------------------------------
                                                                                              81,608                84,470
Less accumulated amortization ...................................................             31,362                26,155
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $     50,246          $     58,315
===========================================================================================================================

The revenue equipment leases have remaining terms from one to seven years and contain renewal or fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses. Lease amortization is included in depreciation expense.

Capital lease obligations of $ 2,584,000, $6,470,000, and $25,118,000 were incurred for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE M - LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS AND OTHER EVENTS

Various legal actions, the majority of which arise in the normal course of business, are pending. None of these legal actions is expected to have a material adverse effect on the Company's financial condition, cash flows or results of operations. The Company maintains liability insurance against risks arising out of the normal course of its business, subject to certain self-insured retention limits.

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 114 underground tanks located in 30 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company. Environmental regulations have been adopted by the United States Environmental Protection Agency ("EPA") that will require the Company to upgrade its underground tank systems by December 1998. The Company currently estimates that such upgrades, which are currently in process, will not have a material adverse effect on the Company.

The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $250,000 over the last five years), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 1997, the Company has accrued approximately $3.1 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations.

On October 30, 1995, Treadco filed a lawsuit in Arkansas State Court, alleging that Bandag Incorporated ("Bandag") and certain of its officers and employees had violated Arkansas statutory and common law in attempting to solicit Treadco's employees to work for Bandag or its competing franchisees and attempting to divert customers from Treadco. At Treadco's request, the Court entered a Temporary Restraining Order barring Bandag, Treadco's former officers J.J. Seiter, Ronald W. Toothaker, and Ronald W. Hawks and Bandag officers Martin
G. Carver and William Sweatman from soliciting or hiring Treadco's employees to work for Bandag or any of its franchisees, from diverting or soliciting Treadco's customers to buy from Bandag franchisees other than Treadco, and from disclosing or using any of Treadco's confidential information. On November 8, 1995, Bandag and the other named defendants asked the State Court to stop its proceedings, pending a decision by the United States District Court, Western District of Arkansas, on a Complaint to Compel Arbitration filed by Bandag in the Federal District Court on November 8, 1995. The Federal District Court has ruled that under terms of Treadco's franchise agreements with Bandag, all of the issues involved in Treadco's lawsuit against Bandag are to be decided by arbitration. Treadco and Bandag are conducting discovery in preparation for the arbitration hearing. The arbitration hearing is expected to be held in 1998.

NOTE N - EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have noncontributory defined benefit pension plans covering substantially all noncontractual employees. Benefits are based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum amounts not to exceed the maximum amount deductible under the Internal Revenue Code. The plans' assets are held in bank-administered trust funds and are primarily invested in equity and government securities. Additionally, the Company participates in several multiemployer plans, which provide defined benefits to the Company's union employees. In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the plan's unfunded vested benefits, the amount of which, if any, has not been determined, but which would be material.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

A summary of the components of net periodic pension costs for the defined benefit plans for the periods indicated and the total contributions charged to pension expense for the multiemployer plans follows:

                                                                                      YEAR ENDED DECEMBER 31
                                                                              1997             1996              1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                         ($ thousands)
Defined Benefit Plans
   Service cost - benefits earned during the year.................        $     7,761      $      8,025      $     5,075
   Interest cost on projected benefit obligations.................             10,483            11,028            8,095
   Actual return on plan assets (gain) loss.......................            (33,418)          (17,324)         (25,632)
   Net amortization and deferral..................................             19,787             4,765           17,906
---------------------------------------------------------------------------------------------------------------------------
      Net pension cost of defined benefit plans...................              4,613             6,494            5,444
Multiemployer Plans...............................................             65,237            60,930           51,951
---------------------------------------------------------------------------------------------------------------------------
   Total pension expense..........................................        $    69,850      $     67,424      $    57,395
===========================================================================================================================

Assumptions used in determining net periodic pension cost for the defined benefit plans were:

                                                                                         YEAR ENDED DECEMBER 31
                                                                              1997             1996                 1995
---------------------------------------------------------------------------------------------------------------------------

Weighted average discount rate....................................          7.50%              7.10%         7.80% to 8.73%
Annual compensation increases.....................................     3.00% TO 4.00%          3.00%              3.00%
Expected long-term rates of return on assets......................     9.00% TO 9.40%     8.00% to 9.00%     8.00% to 9.00%

The following sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans at December 31:

                                                                      1997                                   1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                      PLANS FOR WHICH      PLANS FOR WHICH     PLANS FOR WHICH     PLANS FOR WHICH
                                                       ASSETS EXCEED         ACCUMULATED        ASSETS EXCEED        ACCUMULATED
                                                        ACCUMULATED           BENEFITS           ACCUMULATED          BENEFITS
                                                         BENEFITS           EXCEED ASSETS         BENEFITS          EXCEED ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     ($ thousands)
Actuarial present value of benefit obligations:
    Vested benefit obligation.....................   $      (121,867)      $      (2,444)     $      (95,853)       $    (22,891)
===================================================================================================================================
    Accumulated benefit obligation................   $      (133,157)      $      (3,100)     $     (104,475)       $    (24,282)
===================================================================================================================================

Projected benefit obligation .....................   $      (151,952)      $      (3,685)     $     (121,132)       $    (24,941)
Plan assets at fair value ........................           171,413               3,589             137,093              21,399
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of)
   or less than plan assets ......................            19,461                 (96)             15,961              (3,542)
Unrecognized net loss ............................                84                 306               7,460                 933
Prior service benefit not yet recognized
   in net periodic pension cost ..................             1,149                  31                 757                 524
Unrecognized net asset at January 1, 1987,
  net of amortization ............................               (55)                 (2)                (59)                 (3)
Adjustment required to recognize
  minimum liability ..............................                 -                 (40)                  -                (796)
-----------------------------------------------------------------------------------------------------------------------------------
Net pension asset (liability) ....................   $        20,639       $         199      $       24,119        $     (2,884)
===================================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

On December 31, 1997, the net pension asset is reflected in the accompanying financial statements as an accrued liability of $502,000 and a noncurrent asset of $21,340,000 included in other assets.

At December 31, 1996, the net pension asset is reflected in the accompanying financial statements as an accrued expense of $5,851,000 and a noncurrent asset of $27,086,000 included in other assets.

The following assumptions were used in determining the pension obligation:

                                                                                                      DECEMBER 31
                                                                                                 1997            1996
---------------------------------------------------------------------------------------------------------------------------

Weighted average discount rate ........................................................          7.03%            7.50%
Annual compensation increases..........................................................     3.00% TO 4.00%        3.00%

The Company has deferred compensation agreements with certain executives for which liabilities aggregating $1,991,000 and $1,565,000 as of December 31, 1997 and 1996, respectively, have been recorded.

The Company also has a supplemental benefit plan for the purpose of supplementing benefits under the Company's retirement plans. The plan will pay sums in addition to amounts payable under the retirement plans to eligible participants. Participation in the plan is limited to employees of the Company who are participants in the Company's retirement plans and who are also either participants in the Company's executive incentive plans or are designated as participants in the plan by the Company's Board of Directors. As of December 31, 1997 and 1996, the Company has a liability of $2,553,000 and $2,692,000, respectively, for future costs under this plan reflected in the accompanying consolidated financial statements in other liabilities.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of WorldWay and its former subsidiaries. The Company has a liability of $6,278,000 and $6,641,000 as of December 31, 1997 and 1996, respectively, for future costs under this plan reflected as other liabilities in the accompanying consolidated financial statements. The Company has insurance policies on the participants in amounts which are sufficient to fund a substantial portion of the benefits under the plan.

The Company has various defined contribution plans which cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum, ranging by plan from 8% to 15% as provided in Section 401(k) of the Internal Revenue Code. The Company matches the participant contributions up to a specified limit ranging from 1% to 4% in 1997. The matching contributions may be made in cash or Company stock. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution plans totaled $1,253,000 for 1997, $1,431,000 for 1996 and $1,412,000 for 1995.

The Company sponsors plans that provide supplemental postretirement medical benefits, life insurance and accident and vision care to full-time officers of the Company. The plans are noncontributory, with the Company paying up to 80% of covered charges incurred by participants of the plan.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

The following table represents the amounts recognized in the Company's consolidated balance sheets:

                                                                                                      DECEMBER 31
                                                                                                 1997             1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     ($ thousands)
Accumulated postretirement benefit obligation:
   Retirees..........................................................................        $   (2,497)      $   (2,606)
   Fully eligible active plan participants...........................................            (2,227)          (1,301)
   Other active plan participants....................................................            (1,810)          (1,626)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                 (6,534)          (5,533)
Unrecognized net (gain) loss ........................................................             1,023              (68)
Unrecognized prior service cost .....................................................               951            1,082
Unrecognized transition obligation...................................................             2,018            2,153
---------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost..................................................        $   (2,542)      $   (2,366)
===========================================================================================================================

Net periodic postretirement benefit cost includes the following components:

                                                                               1997              1996             1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                             ($ thousands)

Service cost  ......................................................       $      142        $       68       $       51
Interest cost ......................................................              361               321              282
Amortization of transition obligation over 20 years.................              135               135              135
Amortization of net gain ...........................................              (69)              (35)               -
Amortization of prior service cost .................................              131                 -                -
---------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost............................       $      700        $      489       $      468
===========================================================================================================================

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (in health care cost trend) is 9% to 10% for 1998 and 1997 and is assumed to decrease gradually to 4.5% to 5.0% in years 2008 and later.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $993,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by $81,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.03% at December 31, 1997 and 7.5% at December 31, 1996.

Additionally, the Company's union employees are provided postretirement health care benefits through defined benefit multiemployer plans. The cost of such benefits cannot be readily separated between retirees and active employees. The aggregate contribution to the multiemployer health and welfare benefit plans totaled approximately $67,031,000, $72,397,000 and $63,500,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

In October 1995, the Company adopted a performance award program. Upon award, the units will be valued equal to the closing price per share of the Company's common stock on the date awarded. The vesting provisions and the return on equity target will be set upon award. No awards have been granted under this program.


ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
---------------------------------------------------------------------------------------------------------------------------

NOTE O - OPERATING EXPENSES AND COSTS
                                                                                       YEAR ENDED DECEMBER 31
                                                                            1997               1996              1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                           ($ thousands)
LESS-THAN-TRUCKLOAD
  MOTOR CARRIER OPERATIONS
   Salaries and wages............................................       $     820,299     $     832,474    $     779,453
   Supplies and expenses.........................................             124,591           130,330          120,439
   Operating taxes and licenses .................................              42,045            47,552           45,906
   Insurance ....................................................              24,237            28,393           24,122
   Communications and utilities .................................              28,457            29,897           26,776
   Depreciation and amortization ................................              32,274            41,755           37,822
   Rents and purchased transportation ...........................             113,374            95,169           76,823
   Other.........................................................               8,379            12,296            8,219
   (Gain) on sale of carrier operating property..................              (2,278)           (1,468)          (2,938)
---------------------------------------------------------------------------------------------------------------------------
                                                                            1,191,378         1,216,398        1,116,622

TRUCKLOAD MOTOR CARRIER OPERATIONS
   Salaries and wages ...........................................              14,319            27,483            9,746
   Supplies and expenses.........................................               7,257            13,552            4,530
   Operating taxes and licenses .................................               3,543             7,060            2,571
   Insurance ....................................................               1,677             2,208              980
   Communications and utilities .................................                 589             1,038              420
   Depreciation and amortization ................................               1,911             3,580            1,249
   Rents and purchased transportation ...........................               7,741            14,880            5,348
   Other ........................................................                 274               434              108
   Loss on sale of carrier operating property ...................                   2                13                -
---------------------------------------------------------------------------------------------------------------------------
                                                                               37,313            70,248           24,952
INTERMODAL OPERATIONS
   Cost of services .............................................             152,061           151,799          117,455
   Selling, administrative and general ..........................              27,892            27,658           18,711
   (Gain) on sale of carrier operating property .................                   -               (21)               -
---------------------------------------------------------------------------------------------------------------------------
                                                                              179,953           179,436          136,166

TIRE OPERATIONS
   Cost of sales ................................................             117,373           109,673          108,686
   Selling, administrative and general ..........................              44,423            37,491           31,642
---------------------------------------------------------------------------------------------------------------------------
                                                                              161,796           147,164          140,328

SERVICE AND OTHER ...............................................              10,330             9,097            5,433
---------------------------------------------------------------------------------------------------------------------------
                                                                        $   1,580,770     $   1,622,343    $   1,423,501
===========================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

NOTE P - BUSINESS SEGMENT DATA

The Company operates in three defined business segments: 1) Motor carrier, which includes LTL operations conducted by ABF and G.I. Trucking, and truckload operations which were conducted primarily by Cardinal, which was sold in July 1997; 2) Intermodal operations, which includes the Clipper Group including CaroTrans; 3) Tire operations which includes the operation of Treadco. The segment information for 1996 and 1995 has been restated to reflect the Company's current reported business segments.

Intersegment sales are not significant. Operating profit is total revenue less operating expenses, excluding interest. Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets. General corporate assets consist primarily of cash and other investments.

The following reflects selected business segment information:

                                                                                       YEAR ENDED DECEMBER 31
                                                                              1997             1996              1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                          ($ thousands)
OPERATING REVENUES
   LTL motor carrier operations .....................................  $    1,253,691     $   1,199,437    $   1,088,416
   Truckload motor carrier operations ...............................          39,366            74,623           27,992
---------------------------------------------------------------------------------------------------------------------------
   Total for motor carrier operations ...............................       1,293,057         1,274,060        1,116,408
   Intermodal operations ............................................         181,929           180,619          140,691
   Tire operations ..................................................         158,912           141,613          145,127
   Service and other ................................................           9,780             8,043            3,354
---------------------------------------------------------------------------------------------------------------------------
                                                                       $    1,643,678     $   1,604,335    $   1,405,580
===========================================================================================================================

OPERATING PROFIT (LOSS)
   LTL motor carrier operations......................................  $       56,268     $     (18,160)   $     (32,915)
   Truckload motor carrier operations................................           2,050             4,371            3,031
---------------------------------------------------------------------------------------------------------------------------
   Total motor carrier operations....................................          58,318           (13,789)         (29,884)
   Intermodal operations ............................................             125              (546)           2,820
   Tire operations...................................................          (2,996)           (4,821)           4,424
   Service and other.................................................          (1,455)           (4,757)          (3,446)
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT (LOSS) .......................................          53,992           (23,913)         (26,086)
GAIN ON SALE OF CARDINAL FREIGHT CARRIERS, INC. .....................           8,985                 -                -
INTEREST EXPENSE.....................................................          23,978            30,844           16,352
MINORITY INTEREST....................................................          (1,359)           (1,768)           1,297
---------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES....................................  $       40,358     $     (52,989)   $     (43,735)
===========================================================================================================================

IDENTIFIABLE ASSETS
   LTL motor carrier operations......................................  $      470,387     $     520,644    $     675,412
   Truckload motor carrier operations................................               -            37,566           31,365
---------------------------------------------------------------------------------------------------------------------------
   Total motor carrier operations ...................................         470,387           558,210          706,777
   Intermodal operations.............................................          72,758            74,549           75,754
   Tire operations...................................................         101,806           108,058           94,658
   Other ............................................................          19,148            42,596           37,416
---------------------------------------------------------------------------------------------------------------------------
                                                                              664,099           783,413          914,605
---------------------------------------------------------------------------------------------------------------------------
   General corporate assets..........................................          34,240            44,768           47,572
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS.........................................................  $      698,339     $     828,181    $     962,177
===========================================================================================================================



ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
---------------------------------------------------------------------------------------------------------------------------

                                                                                      YEAR ENDED DECEMBER 31
                                                                            1997               1996              1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                          ($ THOUSANDS)

DEPRECIATION AND AMORTIZATION EXPENSE
     LTL motor carrier operations................................       $      34,779      $     44,640      $    40,045
     Truckload motor carrier.....................................               1,911             3,574            1,249
---------------------------------------------------------------------------------------------------------------------------
     Total motor carrier operations .............................              36,690            48,214           41,294
     Intermodal operations.......................................               2,963             3,079            2,779
     Tire operations.............................................               6,266             5,315            4,082
     Other.......................................................               7,165             8,130            4,651
---------------------------------------------------------------------------------------------------------------------------
                                                                        $      53,084      $     64,738      $    52,806
===========================================================================================================================

CAPITAL EXPENDITURES
     LTL motor carrier operations................................       $       7,830      $     14,105      $    61,250
     Truckload motor carrier operations..........................                 652               838            2,127
---------------------------------------------------------------------------------------------------------------------------
     Total motor carrier operations .............................               8,482            14,943           63,377
     Intermodal operations.......................................                 186               374              426
     Tire operations.............................................               4,409            23,082            5,429
     Other.......................................................               1,059             3,200            5,576
---------------------------------------------------------------------------------------------------------------------------
                                                                        $      14,136      $     41,599      $    74,808
===========================================================================================================================

NOTE Q - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its revolving credit agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the WorldWay Subordinated Debentures, Treadco equipment debt and the corporate facility credit agreement which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                                                         1997                              1996
                                                                CARRYING        FAIR            CARRYING          FAIR
                                                                 AMOUNT         VALUE            AMOUNT           VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                                                    ($ thousands)

Cash and cash equivalents..............................     $      7,203     $     7,203     $     2,427      $      2,427
Short-term debt........................................     $      3,431     $     2,794     $    25,778      $     25,731
Long-term debt.........................................     $    173,847     $   165,889     $   281,318      $    276,811

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

NOTE R - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                        1997                  1996                1995
---------------------------------------------------------------------------------------------------------------------------

NUMERATOR:
   Numerator for basic earnings per share --
      Net income (loss) ....................................      $         15,347     $      (36,603)     $       (32,792)
      Preferred stock dividends ............................                (4,298)            (4,298)              (4,298)
---------------------------------------------------------------------------------------------------------------------------
   Numerator for basic earnings per share --
      net income (loss) available to
      common shareholders ..................................                11,049            (40,901)             (37,090)

   Effect of dilutive securities ...........................                     -                  -                    -
---------------------------------------------------------------------------------------------------------------------------

   Numerator for diluted earnings per share --
      net income (loss) available to
      common shareholders ..................................      $         11,049     $      (40,901)     $       (37,090)
===========================================================================================================================

DENOMINATOR:
   Denominator for basic earnings per
     share -- weighted-average shares ......................            19,540,118         19,510,589           19,520,756

   Effect of dilutive securities:
     Employee stock options ................................               260,849                  -                    -
---------------------------------------------------------------------------------------------------------------------------

   Denominator for diluted earnings per
    share -- adjusted weighted-average
      shares and assumed conversions........................            19,800,967         19,510,589           19,520,756
===========================================================================================================================

EARNINGS (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations  ..................................      $          0.85      $        (1.98)     $         (1.80)
   Discontinued operations .................................                (0.29)              (0.12)               (0.10)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE ................................      $          0.56      $        (2.10)     $         (1.90)
---------------------------------------------------------------------------------------------------------------------------

AVERAGE COMMON SHARES
   OUTSTANDING  (BASIC) ...................................            19,540,118          19,510,589            19,520,756
===========================================================================================================================

DILUTED:
   Continuing operations  ..................................      $          0.84      $        (1.98)     $         (1.80)
   Discontinued operations..................................                (0.28)              (0.12)               (0.10)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE ................................      $          0.56      $        (2.10)     $         (1.90)
---------------------------------------------------------------------------------------------------------------------------

AVERAGE COMMON SHARES
   OUTSTANDING (DILUTED): ..................................            19,800,967         19,510,589           19,520,756
===========================================================================================================================

CASH DIVIDENDS PAID PER COMMON SHARE .......................      $             -      $           .01     $           .04
===========================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------

NOTE S - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 1997 and 1996:

                                                                                           1997
                                                                                    THREE MONTHS ENDED
                                                       MARCH 31              JUNE 30            SEPTEMBER 30        DECEMBER 31
----------------------------------------------------------------------------------------------------------------------------------
                                                                           ($ thousands, except per share data)

Operating revenues .................................    $      394,613     $      423,680        $      425,289    $       400,096
Operating expenses and costs .......................           385,663            403,286               403,641            388,180
---------------------------------------------------------------------- -----------------------------------------------------------
Operating income  ..................................             8,950             20,394                21,648             11,916
Other expense - net ................................            (8,514)            (9,188)                 (991)            (3,857)
Income taxes (credit) ..............................              (144)             4,930                11,399              3,204
---------------------------------------------------------------------- -----------------------------------------------------------
Income  from continuing operations .................               580              6,276                 9,258              4,855
Loss from discontinued operations ..................              (898)            (1,268)               (3,456)                 -
---------------------------------------------------------------------- -----------------------------------------------------------
Net income (loss) ..................................    $         (318)    $        5,008        $        5,802    $         4,855
====================================================================== ===========================================================

Earnings (loss) per common share, basic: (1)
    Continuing operations ..........................              (.03)               .27                  .42                 .19
    Discontinued operations ........................              (.04)              (.07)                (.18)                  -
---------------------------------------------------------------------- -----------------------------------------------------------
Net income per share ...............................     $        (.07)    $          .20        $         .24     $           .19
----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding .........................        19,504,473         19,504,473           19,556,633          19,594,880
====================================================================== ===========================================================

Earnings (loss) per common share, diluted: (2)
    Continuing operations ..........................              (.03)               .26                  .39                 .19
    Discontinued operations ........................              (.04)              (.06)                (.15)                  -
---------------------------------------------------------------------- -----------------------------------------------------------
Net income per share ...............................     $        (.07)    $          .20        $         .24     $           .19
--------------------------------------------------------------------------------
Average shares outstanding .........................        19,506,821         19,570,220           23,824,477          20,099,304
====================================================================== ===========================================================



                                                                                           1996
                                                                                    THREE MONTHS ENDED
                                                              MARCH 31       JUNE 30            SEPTEMBER 30        DECEMBER 31
---------------------------------------------------------------------- -----------------------------------------------------------
                                                                           ($ thousands, except per share data)

Operating revenues .................................    $      388,144     $      400,218        $      414,506   $       401,467
Operating expenses and costs .......................           396,129            405,675               416,747           403,792
---------------------------------------------------------------------- -----------------------------------------------------------
Operating loss .....................................            (7,985)            (5,457)               (2,241)           (2,325)
Other expense  - net ...............................            (6,020)            (8,248)               (9,004)          (11,709)
Income taxes (credit) ..............................            (4,982)            (5,222)               (3,589)           (4,989)
---------------------------------------------------------------------- -----------------------------------------------------------
Loss from continuing operations ....................            (9,023)            (8,483)               (7,656)           (9,045)
Loss from discontinued operations ..................              (537)              (302)                 (830)             (727)
---------------------------------------------------------------------- -----------------------------------------------------------
Net loss ...........................................    $       (9,560)    $       (8,785)       $       (8,486)  $        (9,772)
====================================================================== ===========================================================

Loss per common share: basic and diluted: (1)
    Continuing operations ..........................             (0.52)             (0.49)                (0.45)            (0.52)
    Discontinued operations ........................             (0.02)             (0.02)                (0.04)            (0.04)
---------------------------------------------------------------------- -----------------------------------------------------------
Net loss per share .................................     $       (0.54)    $        (0.51)       $        (0.49)  $         (0.56)
----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding..........................        19,516,539         19,512,367            19,508,620        19,504,830
====================================================================== ===========================================================

(1) Gives consideration to preferred stock dividends of $1.1 million per quarter.

(2) In the first, second and fourth quarters, consideration is given to preferred stock dividends of $1.1 million per quarter. In the third quarter, conversion of preferred shares into common is assumed. Conversion would be anti-dilutive for all other periods presented.