Form 10-K405, Exhibit 13
period 1998-12-31
ARKANSAS BEST CORP /DE/
filed 1999-02-26
CIK 894405

                                   EXHIBIT 13





      Market for Registrant's Common Equity and Related Stockholder Matters

                             Selected Financial Data

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

           Quantitative and Qualitative Disclosures About Market Risk

                   Financial Statements and Supplementary Data

MARKET AND DIVIDEND INFORMATION
The Company's Common Stock trades on The Nasdaq Stock Market under the symbol "ABFS." The following table sets forth the high and low recorded last sale prices of the Common Stock during the periods indicated as reported by Nasdaq and the cash dividends declared:

                                                                                                                  CASH
                                                                                   HIGH             LOW         DIVIDEND
                                                                                -----------------------------------------
1998
   First quarter .........................................................      $ 11.750         $  9.625       $     -
   Second quarter.........................................................        11.625            8.750             -
   Third quarter..........................................................        10.375            5.000             -
   Fourth quarter.........................................................         6.125            4.813             -

1997
   First quarter .........................................................      $  5.500         $  4.125       $     -
   Second quarter.........................................................         9.250            4.625             -
   Third quarter..........................................................        12.625            8.875             -
   Fourth quarter.........................................................        12.500            8.938             -


At February 16, 1999, there were 19,610,213 shares of the Company's Common Stock outstanding, which were held by 802 shareholders of record. The Company's Board of Directors suspended payment of dividends on the Company's Common Stock during the second quarter of 1996. The declaration and payment of and the timing, amount and form of future dividends on the Common Stock will be determined based on the Company's results of operations, financial condition, cash requirements, certain corporate law requirements and other factors deemed relevant by the Board of Directors.

The Company's credit agreement limits the total amount of "restricted payments" that the Company may make, including dividends on its capital stock, to $9.0 million in any one calendar year. The annual dividend requirements on the Company's Preferred Stock total approximately $4.3 million.

SELECTED FINANCIAL DATA

                                                                                        YEAR ENDED DECEMBER 31
                                                                  1998          1997(4)        1996          1995(3)        1994
                                                              ----------------------------------------------------------------------
                                                                     ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
   Operating revenues .....................................   $ 1,651,453    $ 1,643,678    $ 1,604,335   $ 1,405,580   $ 1,090,908
   Operating income (loss) ................................        66,410         62,908        (18,008)      (17,921)       50,970
   Minority interest in subsidiary ........................         3,257         (1,359)        (1,768)        1,297         3,523
   Other expenses, net ....................................         3,259          8,916          5,906         8,165         2,855
   Gain on sale of Cardinal Freight Carriers, Inc. ........            --          8,985             --            --            --
   Settlement of litigation(5) ............................         9,124             --             --            --            --
   Interest expense .......................................        18,438         23,978         30,843        16,352         6,681
   Income (loss) from continuing
     operations before income taxes .......................        50,580         40,358        (52,989)      (43,735)       37,911
   Provisions (credit) for income taxes ...................        21,905         19,389        (18,782)      (12,925)       18,445
   Income (loss) from continuing
     operations ...........................................        28,675         20,969        (34,207)      (30,810)       19,466
   Loss from discontinued
    operations, net of tax ................................            --         (5,622)        (2,396)       (1,982)         (759)
   Net income (loss) ......................................        28,675         15,347        (36,603)      (32,792)       18,707
   Income (loss) per common share
     from continuing operations (diluted) .................          1.21           0.84          (1.98)        (1.80)         0.78
   Net income (loss) per common
     share (diluted) ......................................          1.21           0.56          (2.10)        (1.90)         0.74
   Cash dividends paid per
     common share(1) ......................................            --             --           0.01          0.04          0.04

BALANCE SHEET DATA:
   Total assets ...........................................       710,604        698,339        828,181       962,176       559,564
   Current portion of long-term debt ......................        17,504         16,484         37,197        25,018        64,092
   Long-term debt (including capital leases
     and excluding current portion) .......................       196,079        202,604        317,874       391,475        53,637

OTHER DATA:
   Gross capital expenditures(2) ..........................        86,446         14,135         41,599        74,808        64,098
   Net capital expenditures(6) ............................        70,243        (23,775)       (23,713)       59,060        56,253
   Depreciation and amortization ..........................        40,674         44,316         56,389        46,627        28,087
   Goodwill amortization ..................................         4,515          4,629          4,609         5,135         3,527
   Other amortization .....................................         2,420          4,139          3,740         1,044           501

(1) Cash dividends on the Company's Common Stock were indefinitely suspended by the Company as of the second quarter of 1996.

(2) Does not include revenue equipment placed in service under operating leases, which amounted to $21.9 million in 1997 and $24.6 million in 1995. There were no operating leases for revenue equipment entered into for 1998, 1996 and 1994.

(3) 1995 selected financial data is not comparable to the prior years' information due to the WorldWay acquisition effective August 12, 1995. In conjunction with the WorldWay acquisition, assets with a fair value of $313 million were acquired and liabilities of approximately $252 million were assumed. Approximately $134 million in revenues for the period from August 12, 1995 to December 31, 1995, are included in the 1995 consolidated statement of operations generated by subsidiaries acquired as part of the WorldWay acquisition.

(4) Selected financial data is not comparable to the prior years' information due to the sale of Cardinal on July 15, 1997 (see Note D to the Consolidated Financial Statements).

(5) Income results from settlement of Treadco litigation (see Note L to the Consolidated Financial Statements).

(6) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal and ocean transportation operations, and truck tire retreading and new tire sales. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Treadco, Inc. ("Treadco"); Clipper Exxpress Company and related companies ("Clipper Domestic"); CaroTrans International, Inc. ("Clipper International"); G.I. Trucking Company ("G.I. Trucking"); FleetNet America, Inc.; and, until July 15, 1997, Cardinal Freight Carriers, Inc. ("Cardinal"). (See discussion below.)

See Note A to the Consolidated Financial Statements regarding the consolidation of Treadco in the Company's consolidated financial statements. See Note C regarding the Company's discontinuation of its logistics segment. See Note D regarding the sale of Cardinal.

YEAR 2000

The Year 2000 issue derives from computer programs being written using two digits rather than four to determine the applicable year. The Company recognizes that the approach of the Year 2000 brings a unique challenge to the ability of computer systems to recognize the date change from December 31, 1999, to January 1, 2000. As a result, the arrival of the Year 2000 could result in system failures or miscalculations, causing disruption of operations, including, among other things, a temporary inability to process transactions or to conduct other normal business activity.

Management of the Company began addressing the impact of the Year 2000 on its business operations and cash flows during 1996. The Company concluded that the Year 2000 would impact its internal information technology and non-information technology systems. In addition, the Company believes that the Year 2000 will impact its supplier chain environment and electronic data-interchange environment. Beginning in 1996, and continuing since that time, the Company has designated a group of personnel, who work primarily for the Company's data-processing subsidiary, Data-Tronics Corp., to manage the conversion process for its own internal systems, including purchased software, and to monitor the conversion process for supplier chain environment systems and effects, as well as for the Company's data-interchange environment. A discussion of the status of each of these areas follows:

Internal IT and Non-IT Systems

Year 2000 conversions within the Company's mainframe environment are in process. Mainframe environment conversions include the Company's hardware and operating systems, its customized applications, and its purchased software. The Company has completed the Year 2000 conversion of hardware and operating systems within its mainframe environment. Year 2000 conversions for customized applications within the mainframe environment included renovation and regression testing of twenty million lines of code. The Year 2000 conversion for customized applications is Year 2000 operational at the present time. The Company will retain certain purchased software systems and replace certain other purchased software systems. Installation of Year 2000 compliant versions of retained software systems has been completed. The Company is negotiating the replacement of certain purchased software packages for Year 2000 compliant software. Negotiations should be complete and the software replaced by March 31, 1999. The carrying value of software systems to be replaced for Year 2000 compliance is nominal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

Year 2000 conversions of the Company's desk-top environment, which includes network hardware and operating systems software, as well as the networked PC hardware operating systems and applications inventory, are in process and are expected to be completed by March 31, 1999.

The Company's embedded systems are those that are automated with embedded computerized microprocessor chips. The Company has completed its conversion of its general office embedded systems. The Company expects to complete all conversions of embedded systems at field and subsidiary locations by March 31, 1999.

The Company has completed Year 2000 conversions of its electronic data-interchange software.

External IT and Non-IT Systems

The Company is in the process of obtaining an inventory of critical exposure arising from the Company's suppliers. The Company's list of suppliers includes financial institutions, telecommunications providers, utility companies and insurance providers, as well as basic suppliers critical to the operations of the Company's subsidiaries and to the Company. The Company has sent and is continuing to send questionnaires to suppliers considered to be significant to operations to determine their status with respect to Year 2000 issues. The Company continually updates its list of critical exposures.

The Company has completed an inventory of Year 2000 exposure with respect to data communication business partners. The Company has finalized contract negotiations with a supplier to eliminate Year 2000 exposure prior to the end of this year.

The Company does not have any single customer that would be material to the Company as a whole. However, the Company has some customers which, in the aggregate, are significant to the Company's operations and financial results. The Company is in the process of surveying significant customers' readiness for Year 2000. The Company presently expects customer contacts will be initiated by March 31, 1999. The information provided by significant customers with respect to their Year 2000 readiness will be considered in the development of the Company's contingency plan.

Year 2000 Costs

The Company is using existing personnel who work primarily for its data processing subsidiary, Data-Tronics Corp., to perform Year 2000 conversions and evaluations of third-party systems. Since the beginning of the process, the Company estimates its expenditures at approximately $1.0 million, including labor costs and costs that relate to equipment and software purchases. Since 1996, Year 2000 costs have been absorbed in the Company's normal operating expenses which are funded with the Company's internally generated funds or its revolving credit facility. The Company's cash flows have not been adversely impacted to a material degree by Year 2000 costs. Costs incurred through the current date for Year 2000 conversion represent less than 6% of total forecasted 1999 programming costs. It is management's conclusion that there have been no significant projects deferred as a result of Year 2000 efforts.

The Company estimates it will spend an additional $.8 million in Year 2000 conversion costs. The Company expects to continue to expend these costs in normal operations and to fund them by utilizing the Company's internally generated funds or its revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

Contingency Planning

The Company is in the process of developing an assessment of its most reasonably likely worst case Year 2000 scenario and its Year 2000 contingency plan. The responses the Company receives from suppliers regarding their Year 2000 readiness will play a critical role in these determinations. The Company currently plans to have made an assessment of its most reasonably likely worst case Year 2000 scenario by March 31, 1999. This and other relevant information will be utilized to develop the Company's contingency plan. It is presently expected that the contingency plan will be developed by June 30, 1999.

Like virtually all other public and private companies, the Company's day-to-day business is dependent on telecommunications services, banking services and utility services provided by a large number of entities. At this time, the Company is not aware of any of these entities or of any significant supplier that has disclosed that it will not be Year 2000 compliant by January 1, 2000. However, many of these entities are, like the Company, still engaged in the process of attempting to become Year 2000 compliant. The Company plans to attempt to obtain written assurance of Year 2000 compliance from all entities which management considers critical to operations of the Company and its subsidiaries. However, it is likely that some critical suppliers will not give written assurance as to Year 2000 compliance because of concerns as to legal liability.

Even where written assurance is provided by critical suppliers and a contingency plan is developed by the Company to deal with possible non-compliance by other critical suppliers, the Year 2000 conversion process will continue to create risk to the Company which is outside the control of the Company. There can be no assurance that a major Year 2000 disruption will not occur in a critical supplier which would have an impact on the Company that could be material.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income. The Statement requires the classification components of other comprehensive income by their nature in financial statements and display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated financial statements. The Company adopted FASB Statement No. 130 in 1998.

In June 1997, the FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. The Statement changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to shareholders. The proposal superseded FASB Statement No. 14 on segments. The Company adopted FASB Statement No. 131 in 1998.

In February 1998, the FASB issued Statement No. 132, Employers' Disclosures About Pensions and Other Post Retirement Benefits. The Statement revises employers' disclosures about pensions and other postretirement plans without changing the measurement or recognition of those plans. The Company adopted FASB Statement No. 132 in 1998.

In March 1998, the Accounting Standards Executive Committee of The American Institute of CPA's ("AcSEC") issued Statement of Position ("SOP") 98-1, Accounting for Costs of Computer Software Developed for or Obtained for Internal Use. Under the SOP, qualifying computer software costs incurred during the "application development stage" are required to be capitalized and amortized over the software's estimated useful life. The SOP is effective for the Company beginning January 1, 1999. The SOP will result

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

in capitalization of costs related to internal computer software development. All such costs are currently expensed. The amount of costs capitalized within any period will be dependent on the nature of software development activities and projects in that period.

In April 1998, AcSEC issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Under the SOP, certain costs associated with start-up activities are required to be expensed as incurred. The SOP will be effective for the Company on January 1, 1999. The Company has historically expensed start-up costs. Accordingly, the Company does not anticipate the adoption of this SOP to have a material impact on the Company's financial statements.

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The Statement is effective for the Company in 2000. The Company is evaluating the impact the Statement will have on its financial statements and related disclosures.

OPERATING SEGMENT DATA

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. The Company has restated its 1997 and 1996 segment information to conform to the current year's segment presentation, which is in accordance with the requirements of FAS No. 131. Note N to the Consolidated Financial Statements contains additional information regarding the Company's operating segments.


                                                                                              YEAR ENDED DECEMBER 31
                                                                                           1998        1997        1996
                                                                                         ------------------------------
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
   Salaries and wages ..............................................................       66.5 %      66.7 %      70.4 %
   Supplies and expenses ...........................................................       10.8        11.2        12.1
   Operating taxes and licenses ....................................................        3.1         3.4         4.0
   Insurance .......................................................................        1.7         1.8         2.3
   Communications and utilities ....................................................        1.2         1.3         1.5
   Depreciation and amortization ...................................................        2.2         2.1         3.0
   Rents and purchased transportation ..............................................        8.4         7.8         6.9
   Other ...........................................................................        0.5         0.5         0.7
   (Gain) on sale of revenue equipment .............................................       (0.2)       (0.2)       (0.1)
                                                                                         ------      ------      ------
                                                                                           94.2 %      94.6 %     100.8 %
                                                                                         ======      ======      ======

G.I. TRUCKING COMPANY
   Salaries and wages ..............................................................       47.2 %      48.2 %      53.5 %
   Supplies and expenses ...........................................................        8.5         9.5        11.1
   Operating taxes and licenses ....................................................        2.1         2.0         2.7
   Insurance .......................................................................        3.2         3.8         3.8
   Communications and utilities ....................................................        1.3         1.3         1.8
   Depreciation and amortization ...................................................        2.5         3.1         5.1
   Rents and purchased transportation ..............................................       31.4        29.0        28.5
   Other ...........................................................................        2.6         2.5         2.9
   (Gain) on sale of revenue equipment .............................................       (0.1)         --          --
                                                                                         ------      ------      ------
                                                                                           98.7 %      99.4 %     109.4 %
                                                                                         ======      ======      ======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

                                                                                              YEAR ENDED DECEMBER 31
                                                                                            1998        1997        1996
                                                                                          -------------------------------
OPERATING EXPENSES AND COSTS (continued)

CARDINAL FREIGHT CARRIERS, INC .....................................................         --        94.7%       94.2%
                                                                                          =====        ====        ====

CLIPPER DOMESTIC
   Cost of services ................................................................       87.6%       85.6%       86.1%
   Selling, administrative and general .............................................       13.4        11.8        11.3
   (Gain) on sale of revenue equipment .............................................       (0.1)         --          --
                                                                                          -----        ----        ----
                                                                                          100.9%       97.4%       97.4%
                                                                                          =====        ====        ====

CLIPPER INTERNATIONAL
   Cost of services ................................................................       81.3%       80.1%       80.8%
   Selling, administrative and general .............................................       26.7        22.9        23.5
                                                                                          -----       -----       -----
                                                                                          108.0%      103.0%      104.3%
                                                                                          =====       =====       =====

TREADCO, INC .......................................................................
   Cost of services ................................................................       70.6%       73.9%       77.4%
   Selling, administrative and general .............................................       28.0        27.7        26.1
                                                                                          -----       -----       -----
                                                                                           98.6%      101.6%      103.5%
                                                                                          =====       =====       =====

OPERATING PROFIT (LOSS)

   ABF Freight System, Inc. ........................................................       5.8%         5.4%       (0.8)%
   G.I. Trucking Company ...........................................................       1.3          0.6        (9.4)
   Cardinal Freight Carriers, Inc. .................................................        --          5.3         5.8
   Clipper Domestic ................................................................      (0.9)         2.6         2.6
   Clipper International ...........................................................      (8.0)        (3.0)       (4.3)
   Treadco, Inc. ...................................................................       1.4         (1.6)       (3.5)

RESULTS OF OPERATIONS

1998 COMPARED TO 1997

Consolidated revenues from continuing operations of the Company for 1998 were $1,651.5 million compared to $1,643.7 million for 1997, representing a slight increase of .5% primarily due to increases in revenues for ABF, G.I. Trucking and Treadco. These increases were offset by declines in Clipper Domestic and Clipper International revenues. The Company's operating income increased 5.6% to $66.4 million for 1998 from $62.9 million of operating income from continuing operations for 1997. Increases in operating income are attributable to improved operations at ABF, G.I. Trucking and Treadco. Operating income for 1998 was adversely impacted by the operating losses at Clipper Domestic and Clipper International. Net income for 1998 was $28.7 million, or $1.21 per share (diluted), compared to income from continuing operations of $21.0 million, or $0.84 per share (diluted), for 1997. The improvement in net income for 1998, as compared to 1997, reflects the improvement in operating income, along with lower interest cost due to reductions in outstanding debt and lower interest rates. In addition, non-operating income for 1998 includes $9.1 million of income from Treadco's settlement of litigation (see Note L to the Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

ABF FREIGHT SYSTEM, INC.
On January 1, 1999, ABF implemented an overall rate increase of 5.5%. The effective rate increase is expected to be approximately 4.0% due to the fact that a portion of ABF's customers have contracts over various periods.

Effective January 1, 1998 and 1997, ABF implemented overall rate increases of 5.3% and 5.5% respectively. Revenues for 1998 increased 1.8% to $1,175.2 million from $1,154.3 million in 1997. Operating income for 1998 improved 8.0% to $67.6 million from $62.6 million in 1997.

ABF's revenue increased due to an increase in LTL revenue per hundredweight for 1998 of 3.7% to $18.29 from $17.65 in 1997. ABF experienced a generally favorable pricing environment during 1998, as it had in 1997. Total revenue increased despite a decline in tonnage during 1998 of 1.4% compared to 1997. Tonnage declines reflect some freight diversions caused by customer concerns regarding labor contract negotiations in the first quarter of 1998. Tonnage declines also reflect additional business handled during the UPS strike in the third quarter of 1997. Per-day tonnage declines by quarter for 1998 compared to 1997, beginning with the first quarter, were 1.8%, 1.5%, 2.1% and .3%, respectively.

The IBT voted in favor of a new labor contract on April 9, 1998. The contract was effective April 1, 1998, and is for a five-year term. The contract provides for an average annual wage and benefit increase of approximately 2.3%, including a lump-sum payment of $750 for the first contract year for all active employees who are IBT members. The lump-sum payment is being amortized over the first twelve months of the contract period.

ABF's operating ratio improved to 94.2% in 1998 from 94.6% in 1997, as a result of the revenue yield improvements previously described and as a result of improvements in certain operating expense categories as follows:

Salaries and wages expense decreased .2% as a percent of revenue during 1998. Salaries and wages increased due to a $750 lump-sum payment made to contractual employees of ABF, which is being amortized monthly over the contract period. This increase was offset by lower costs for labor and paid time off for vacations and holidays, due in part to an increase in utilization of rail for freight transportation. Rail usage increased to 17.3% of total miles in 1998 from 13.6% in 1997.

Decreases during 1998 in supplies and expenses (.4%) and operating taxes and licenses (.3%) as a percent of revenue primarily reflect decreases in the cost of fuel, due to a 21.1% decline in the average price per gallon of fuel from 1997. In addition, consumption of fuel was reduced due to better average tractor miles per gallon. Fuel taxes declined due to favorable audit experience, as well as lower consumption.

As described above, ABF's rail usage increased during 1998. Rents, which include purchased transportation, increased .6% as a percent of revenue, primarily due to increased rail usage. This increase was offset, in part, by declines in operating lease expense reflecting ABF's reduction in leased road and city tractors. Certain of the leased tractors were replaced with tractors acquired under capital leases during 1998.

G.I. TRUCKING COMPANY
G.I. Trucking implemented a general rate increase of 5.5% on November 1, 1998. The effective rate increase is expected to be approximately 3.0% due to the fact that a portion of G.I. Trucking's customers have contract rates over various periods. Total G.I. Trucking revenues increased 24.5% to $124.5 million from $100.0 million in 1997. Revenue increases resulted from an increase of 1.7% in G.I. Trucking's revenue per hundredweight to $10.63 and tonnage increases of 22.4% compared to the same period in 1997. G.I. Trucking expanded its operations during 1998, opening new terminal locations in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

Oklahoma City, OK; Tulsa, OK; Albuquerque, NM; El Paso, TX; and Kansas City, KS. G.I. Trucking also added a southern California facility to relieve congestion at their La Mirada, CA distribution center.

G.I.'s operating ratio improved to 98.7% in 1998 from 99.4% in 1997. Details of the improvement in certain operating expenses follow:

Salaries and wages expense decreased 1.0% as a percent of revenue during 1998. This decline reflects lower pension costs and, in part, the fact that a portion of salaries and wages expense is generally fixed in nature and declines as a percent of revenue with increases in revenue levels.

Supplies and expenses decreased 1.0% as a percent of revenue during 1998 due primarily to declines in fuel prices from 1997. In addition, repair and maintenance costs on revenue equipment were lower in 1998, reflecting new equipment purchased during the year to replace older equipment which requires more maintenance.

Insurance expense declined .6% as a percent of revenue during 1998. This improvement was due primarily to a decrease in liability insurance rates and favorable claims experience for workers' compensation claims.

G.I. Trucking has handled its increased level of business, in part, by utilizing a higher level of purchased transportation relative to previous periods. As a result, rents, which include purchased transportation, increased 2.4% as a percent of revenue during 1998. While rents increased, total depreciation and amortization decreased .6% as a percent of revenue during 1998, reflecting the increase in purchased transportation. This overall decrease in depreciation as a percent of revenue is net of additional depreciation related to 1998 capital expenditures. During the year, G.I. Trucking purchased 114 new tractors and 253 new trailers.

CLIPPER DOMESTIC
Revenues from Clipper Domestic decreased 11.7% to $122.5 million in 1998 from $138.8 million in 1997. Since the fourth quarter of 1997, Clipper Domestic has been adversely affected by service problems with the U.S. rail system. During the fourth quarter of 1998, Clipper Domestic experienced some improvements in the on-time service levels of its rail suppliers. However, rail service remained inconsistent and has not returned to acceptable levels across all lanes. Primarily as a result of the rail service problems, intermodal shipments declined 24.2% for the year ended December 31, 1998 compared to the same period in 1997. Clipper Domestic also experienced a decline of 3.5% in the number of LTL shipments during 1998. The decline in LTL shipments resulted from management's decision to move away from heavier, less profitable shipments along with some impact of rail service problems.

Clipper Domestic's operating ratio increased to 100.9% for 1998 from 97.4% for 1997.

Declines in the number of intermodal shipments caused Clipper Domestic to fall below the volume levels necessary to receive volume rebates from the railroads during 1998. Also, rail service problems caused Clipper Domestic to utilize more expensive over-the-road transportation services. In addition, Clipper Domestic experienced an increase in basic rail transportation costs when 1998 is compared to 1997. These increases resulted in a 2.0% increase in cost of services as a percent of revenue during 1998. Clipper Domestic's operating ratio also reflects a 1.6% increase in selling, administrative and general costs as a percent of revenue during 1998. Selling, administrative and general costs are primarily fixed in nature and increase as a percentage of revenue with a decline in revenue levels.

As described above, rail service improved somewhat in the last half of 1998, and the Company plans to aggressively pursue business lost due to rail service issues. However, truckload carriers, which benefited from rail service problems, can be expected to compete aggressively to retain this business. Accordingly, improvements in Clipper Domestic's results can only be expected to occur gradually.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

Management of the Company has reviewed the goodwill associated with Clipper Domestic for impairment. Based on information available and management's evaluation of the causes of 1998 operating results and future expectations of operating results for Clipper Domestic, management concluded that it was not appropriate to record an impairment loss for Clipper Domestic at December 31, 1998. Management will continually monitor Clipper Domestic's operating results and the overall business environment in which Clipper Domestic operates.

CLIPPER INTERNATIONAL
Revenues decreased 12.7% to $44.0 million in 1998 from $50.5 million in 1997. Declines in revenue resulted from a decrease in exports to Asia, management's focus on account profitability, and adverse pricing trends, especially in South America. Overall, shipment volume declines accounted for approximately one-half the decrease in revenue with rate decreases accounting for the remaining one-half.

Clipper International reported operating ratios of 108.0% for 1998 and 103.0% for 1997. Costs of services increased 1.2% as a percent of revenue during 1998. The increase is due in part to declines in revenues, without a corresponding decline in the costs of U.S. inland handling and transportation. In addition, ocean costs have declined less rapidly than revenue levels for Clipper International. Selling, administrative and general costs increased 3.8% as a percent of revenue during 1998. Selling, administrative and general costs are primarily fixed in nature and increase as a percentage of revenue with a decline in revenue levels.

Economic problems in Asia, South America and, to a lesser extent, in other regions of the world have adversely impacted U.S. exports to these regions. Exports are the primary source of Clipper International's revenues.

Imbalance in export-import freight has resulted in reduced costs for ocean transportation of exports as shipping lines compete for the smaller volume of traffic. Many of Clipper International's domestic customers demand a pass-through of lower ocean transport rates, thus decreasing Clipper International's revenue. In addition, lower export volumes have created substantial price competition in Clipper International's business, as all participants attempt to maintain freight volume and revenue.

It is not currently expected that the adverse market conditions described will change significantly in the immediate future. Therefore, Clipper International will continue to experience difficult operating conditions in 1999.

TREADCO, INC.
Revenues increased 12.4% to $181.3 million in 1998 from $161.3 million in 1997. For 1998, "same store" sales increased 10.9% and "new store" sales accounted for 1.5% of the total increase in revenues from 1997. "Same store" sales include both production facilities and sales locations in existence for the entire years of 1998 and 1997. "New store" sales resulted from one new sales location in 1998 and one new sales location in 1997. Revenues from retreading for 1998 were $70.8 million, an 8.4% increase from $65.3 million during 1997. In 1998, retreaded truck tire units sold increased 8.1%. The average sales price for retreads increased due primarily to a 3.0% price increase implemented on October 1, 1998. Revenues from the sale of new tires for 1998 were $91.6 million, a 13.0% increase from $81.0 million during 1997. New tire units sold increased 15.8% from 1997. This increase was offset by a decrease in the average sales price per tire of approximately 1.2% from 1997 due to the mix of new tires sold. Service revenues for 1998 were $18.9 million, an increase of 26.5%, from $15.0 million in 1997.

Treadco's operating ratio improved to 98.6% for 1998 from 101.6% for 1997. The decrease in cost of services of 3.3%, as a percent of revenue, resulted primarily from improved casing costs, inventory controls, and lower overhead costs, reflecting greater capacity utilization. The increase in selling, administrative and general costs of .3%, as a percent of revenue, resulted primarily from the implementation of a gross profit-based compensation plan for salesmen effective January 1, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

Treadco's ability to return to profitability levels achieved prior to 1995 is substantially dependent upon improved pricing and replacement of retread volume, which declined beginning in 1996 primarily due to national account business which was lost to competitors. Also, new business frequently has lower margins than established accounts due to increased competition in Treadco's markets.

INTEREST

Interest expense was $18.4 million for 1998 compared to $24.0 million for 1997, primarily due to lower interest rates and some reductions in average outstanding debt. The average interest rate on the Company's Revolving Credit Agreement was 7.2% on January 1, 1998 and 6.4% on December 31, 1998.

INCOME TAXES

The difference between the effective tax rate for 1998 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill, minority interest, and other nondeductible expenses (see Note G to the Consolidated Financial Statements).

At December 31, 1998, the Company had deferred tax assets of $21.8 million, net of a valuation allowance of $1.1 million, and deferred tax liabilities of $42.7 million. The Company believes that the benefits of the deferred tax assets of $21.8 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $42.7 million and the presence of significant taxable income in 1998. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations.

Management intends to evaluate the realizability of deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.

1997 COMPARED TO 1996

Consolidated revenues from continuing operations of the Company for 1997 were $1,643.7 million compared to $1,604.3 million for 1996, representing an increase of 2.5%, primarily due to increases in revenues for ABF, G.I. Trucking and Treadco, which were offset in part by declines in Cardinal revenues due to its sale in July, 1997. The Company had operating income from continuing operations of $62.9 million for 1997 compared to an operating loss of $(18.0) million for 1996. 1997 operating income improvements primarily reflect improvements at ABF. However, operating income for all reportable segments, except Cardinal, improved or equaled their 1996 performance. Income from continuing operations for 1997 was $21.0 million, or $0.84 per share (diluted), compared to losses from continuing operations for 1996 of $(34.2) million, or a loss of $(1.98) per share (basic and diluted). Improvements in income from continuing operations reflect improved operating income as well as the after-tax gain on sale of Cardinal of $2.0 million and lower interest costs resulting from reduced debt levels.

ABF FREIGHT SYSTEM, INC.
ABF's revenue increased 2.9% to $1,154.3 million in 1997 from $1,122.9 in 1996, due primarily to an overall rate increase of 5.5% that was implemented on January 1, 1997. ABF's LTL revenue per hundredweight was $17.65 for 1997, compared to $16.51 for 1996, representing an increase of 6.9%. This increase is offset by a decline in total tonnage per day of 3.7% from 1996 to 1997, resulting from ABF's emphasis on account profitability.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

ABF's operating ratio was 94.6% in 1997 compared to 100.8% in 1996. During 1996, ABF discontinued twelve of the regional distribution terminal operations acquired in September 1995 in the Carolina merger. These closings, which occurred during the first two quarters of 1996, returned ABF to its historical terminal system configuration. This reconfiguration allowed ABF to gradually improve its direct labor costs, improve its weight per trailer and reduce its empty miles, beginning in 1996 and continuing through 1997.

The decrease in salaries and wages of 3.7%, as a percentage of revenue, from 1996 to 1997 resulted primarily from productivity improvements. This decrease was offset, in part, by the increase in salaries and wages for unionized employees of approximately 3.9% annually effective April 1, 1997, pursuant to ABF's collective bargaining agreement with the IBT employees.

Decreases during 1997 in supplies and expenses of .9% and operating taxes and licenses of .6% as a percent of revenue primarily reflect decreases in fuel costs and fuel taxes. Fuel costs, and the related taxes, were lower in 1997 than in 1996 because of lower fuel prices, better fuel economy fleet-wide and 1.9% fewer traveled miles.

The cost of insurance, which includes provisions for self-insurance of workers' compensation, bodily injury and property damage claims, decreased .5% as a percent of revenue in 1997 due to fewer and less severe claims, as well as favorable experience in claim settlements compared to 1996.

A decrease in depreciation and amortization of .9% of revenue also resulted from ABF's reconfiguration of its terminal system, which resulted in improved asset utilization. ABF also increased its use of leased revenue equipment and outside alternate modes of transportation as reflected in the .9% increase in rents, as a percentage of revenue, which includes purchased transportation.

G.I. TRUCKING COMPANY
G.I. Trucking's revenues increased 27.5% to $100.0 million in 1997 from $78.4 million in 1996. G.I. Trucking continued to replace revenues lost as a result of the ABF/Carolina Freight Carriers ("Carolina") merger in September 1995. G.I. Trucking's revenue per hundredweight increased to $10.45 in 1997, a 3.5% increase from 1996. G.I. Trucking's tonnage increased 23.2% from 1996 to 1997.

G.I. Trucking's operating ratio improved to 99.4% for 1997 as compared to 109.4% for 1996. Details of the improvement follow:

Salaries and wages decreased 5.3% of revenue from 1996 to 1997 as a result of productivity improvements as well as lower pension and health insurance costs. In addition, a portion of salaries and wages expense is generally fixed in nature and declines as a percent of revenue with increases in revenue levels.

Supplies and expenses declined 1.6% of revenue as a result of lower fuel costs, lower repairs and maintenance costs and an effort to reduce fixed and variable terminal operating costs.

Operating taxes and licenses declined .7% of revenue from 1996 to 1997 primarily because of credits received by G.I. Trucking for weight and mileage taxes.

Communications and utilities decreased .5% as a percent of revenue from 1996 to 1997. Communications and utilities expense is generally fixed in nature and declines as a percent of revenue with increases in revenue levels.

A decrease in depreciation and amortization of 2.0% of revenue resulted from a portion of G.I. Trucking's revenue equipment becoming fully depreciated during 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

G.I. Trucking handled its increased level of business in 1997 in part by utilizing a higher level of purchased transportation. As a result, rents and purchased transportation increased .5% of revenue when compared to the same periods in 1996.

CARDINAL FREIGHT CARRIERS, INC.
The Company's truckload motor carrier operations were conducted primarily through Cardinal. Cardinal was sold on July 15, 1997. See Note D to the Consolidated Financial Statements.

CLIPPER DOMESTIC
Revenues for Clipper Domestic increased 4% to $138.8 million in 1997 from $133.4 million in 1996. Through the first nine months of 1997, greater increases in revenues for Clipper Domestic were reported. However, fourth quarter 1997 revenues decreased 9% when compared to the fourth quarter of 1996. Clipper Domestic was adversely affected by the much-publicized problems with the U.S. rail system. These problems resulted in lower revenue for Clipper Domestic because of customer concerns regarding the reliability of rail service, which is Clipper Domestic's principal method of transporting freight.

Throughout 1996, Clipper Domestic experienced an increase in its weight per shipment. However, a decline in revenue per hundredweight without a proportionate reduction in cost produced lower margins on higher revenue. In 1997, Clipper Domestic improved yields and decreased costs per shipment, when compared to 1996, by focusing on smaller shipment sizes to improve margins. Effective January 1, 1997, Clipper Domestic implemented a 5.9% rate increase. In the fourth quarter of 1997, Clipper Domestic's costs were affected negatively by diversion of some freight from rail to trucks, due to previously described rail service issues. Clipper Domestic's operating ratio remained steady at 97.4% for both 1997 and 1996.

CLIPPER INTERNATIONAL
Clipper International's revenue declined 6.5% to $50.5 million in 1997 from $53.9 million in 1996. The decline in revenue for Clipper International was expected due to actions taken in late 1996 and early 1997 to enhance profitability. During 1996, Clipper International expanded into some higher cost markets and experienced a shift in market mix to more full container-load freight. Ocean container transportation costs also increased. Clipper International recorded a charge of $400,000 in 1997 relating to the consolidation of administrative offices and some sales locations with Clipper Domestic. Each of these factors negatively impacted operating results in the applicable periods. However, other productivity improvements offset these costs, resulting in a lower operating ratio for 1997 of 103.0% compared to 104.3% for 1996.

TREADCO, INC.
Revenues for 1997 increased 11.9% to $161.3 million from $144.2 million for 1996. Both "same store" sales and "new store" sales increased approximately 6.0% from 1996 to 1997. "Same store" sales include both production locations and satellite sales locations that have been in existence for all of 1997 and 1996. In 1997, "new store" sales resulted from one new sales location and one new production facility. In 1996, "new store" sales resulted from five new sales locations. Revenues from retreading for 1997 were $65.3 million, a 9.3% increase from $59.8 million in 1996. In 1997, retread truck tire units sold increased 9.5%. The average sales price for retreads decreased in 1997 as Treadco faced new competition at many locations, which resulted in pressure on selling prices. Revenues from new tires for 1997 were $81.0 million, an 11.9% increase from $72.4 million during 1996. New tire units sold increased 11.5%.

Cost of sales decreased 3.5% from 1996 to 1997. This decrease resulted primarily from lower tread rubber and new tire costs of approximately 4.0%. Selling, administrative and general expenses increased 1.6% from 1996 to 1997, resulting primarily from a cost-of-living increase in salaries and wages expense of 1.0%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

INTEREST

Interest expense was $24.0 million for 1997 compared to $30.8 million for 1996, primarily due to reductions of outstanding debt, although lower interest rates also impacted interest costs. The average interest rate on the Company's Revolving Credit Agreement was 8.2% on January 1, 1997 and 7.2% on December 31, 1997.

INCOME TAXES

The difference between the effective tax rate for 1997 and the federal statutory rate resulted from state income taxes, amortization of goodwill, minority interest, and other nondeductible expenses. In addition, income tax expense for 1997 exceeds the expected amount because of $3.5 million in taxes attributable to a lower tax basis than accounting basis in Cardinal. The basis difference resulted from goodwill of approximately $9.5 million allocated to Cardinal as a result of purchase accounting for the 1995 WorldWay acquisition, which included Cardinal (see Note G to the Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for 1998 was $72.3 million compared to $76.2 million in 1997. Cash provided by net income plus depreciation and amortization for 1998 was $76.3 million compared to $68.4 million in 1997. However, cash provided by operating activities for 1998 decreased because the Company resumed income tax payments in 1998, whereas in 1997, income taxes paid were nominal due to available net operating loss carryovers. In addition, cash provided by operations and proceeds from asset sales of $16.4 million were used to purchase revenue equipment and other assets in the amount of $60.9 million during 1998. During 1997, cash provided by the sale of assets was $37.3 million. In addition, the sale of Cardinal and Complete Logistics provided cash of $38.9 million, and asset purchases were $11.6 million.

The Company is party to a five-year, $250 million credit agreement (the "Credit Agreement") with Societe Generale, Southwest Agency as Administrative Agent and with Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A., as Co-Documentation Agents which became effective June 12, 1998 (see Note H to the Consolidated Financial Statements). The Credit Agreement provides for up to $250 million of revolving credit loans (including letters of credit).

At December 31, 1998, there were $119.6 million of Revolver Advances and approximately $37.8 million of outstanding letters of credit. At December 31, 1998, the Company had approximately $92.6 million of borrowing availability under the Credit Agreement. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, dispositions of assets and capital expenditures, and require the Company to meet certain quarterly financial ratio tests. As of December 31, 1998, the Company was in compliance with the covenants.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates from current levels on $110 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which was .625% at December 31, 1998 (see Notes H and O to the Consolidated Financial Statements).

Since January 1, 1998, ABF has entered into approximately $25.6 million in capital lease obligations for the purchase of revenue equipment.

Treadco is a party to a revolving credit facility with Societe Generale (the "Treadco Credit Agreement"), providing for borrowings of up to the lesser of $20 million or the applicable borrowing base. Borrowings

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

under the Treadco Credit Agreement are collateralized by accounts receivable and inventories. Borrowings under the agreement bear interest at variable rates. At December 31, 1998, Treadco had $1.25 million outstanding under the Revolving Credit Agreement. The average interest rate during 1998 on the Treadco Credit Agreement was 7.1%. The Treadco Credit Agreement contains various financial covenants, which limit, among other things, dividends, disposition of receivables, indebtedness and investments, and require Treadco to meet certain financial tests. As of December 31, 1998, Treadco was in compliance with the covenants.

The following table sets forth the Company's historical capital expenditures (net of equipment trade-ins) for the periods indicated below:

                                                                          YEAR ENDED DECEMBER 31
                                                                        1998        1997     1996
                                                                      -------------------------------
                                                                                ($ thousands)
CAPITAL EXPENDITURES
   ABF Freight System, Inc. .....................................     $58,364     $ 6,761     $12,575
   G.I. Trucking Company ........................................      11,730         309         466
   Cardinal Freight Carriers, Inc. ..............................          --         652         838
   Clipper Domestic .............................................       2,805         128         148
   Clipper International ........................................          79          58         213
   Treadco, Inc. ................................................      11,205       4,334      22,986
   Other and eliminations .......................................       2,263       1,893       4,373
                                                                      -------     -------     -------
      Total Consolidated Capital Expenditures ...................     $86,446     $14,135     $41,599
                                                                      =======     =======     =======


The amounts presented in the table include equipment purchases financed with capital leases of $25.6 million, $2.6 million, and $6.5 million in 1998, 1997 and 1996, respectively. In addition, in 1996, purchases of $7.4 million were financed with notes payable.

In 1999 the Company forecasts total spending of approximately $63.6 million for capital expenditures net of proceeds from equipment sales. Of the $63.6 million, ABF is budgeted for approximately $45.8 million to be used primarily for revenue equipment and facilities. Treadco is budgeted for $6.2 million of expenditures to be used primarily for retreading and service equipment and facilities and G.I. Trucking is budgeted for $7.4 million of expenditures to be used primarily for revenue equipment.

Management believes, based upon the Company's current levels of operations, the Company's cash, capital resources, borrowings available under the Credit Agreement and cash flow from operations will be sufficient to finance current and future operations and meet all present and future debt service requirements, as well as fund the acquisition of 2,575,055 shares of Treadco not owned by ABC at December 31, 1998 (see Note R to the Consolidated Financial Statements).

SEASONALITY

ABF and G.I. Trucking are affected by seasonal fluctuations, which affect tonnage to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Clipper Domestic's and Clipper International's operations are similar to operations at ABF and G.I. Trucking with revenues being weaker in the first quarter and stronger during the months of September and October. Treadco's operations are somewhat seasonal with the third quarter of the calendar year generally having the highest levels of sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

ENVIRONMENTAL MATTERS

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 91 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company. Environmental regulations were adopted by the United States Environmental Protection Agency ("EPA") that required the Company to upgrade its underground tank systems by December 1998. The Company successfully completed the upgrades prior to the deadline set by the EPA.

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

As of December 31, 1998, the Company has accrued approximately $3.6 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liabilities are included in the balance sheet as accrued expenses.

FORWARD-LOOKING STATEMENTS

The Management's Discussion and Analysis Section of this report contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by the Company's businesses; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the timing and amount of capital expenditures and the accuracy of assessments and estimates relating to Year 2000 issues.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange floating interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently .625%). This instrument is not recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 1998, are as follows:

        Notional                                    Rate                          Rate                     Fair
         Amount           Maturity                  Paid                        Received                  Value(2)
        --------          --------                  ----                        --------                  --------
     $110.0 million     April 1, 2005      5.845% Plus Credit Agreement      LIBOR rate(1)               $(3.8) million
                                           Margin (currently .625%)          Plus Credit Agreement
                                                                             Margin (currently .625%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month, and continues up to and including the maturity date.

(2) The fair value is an estimated amount the Company would have paid at December 31, 1998, to terminate the agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments, for all financial instruments except for the interest rate swap agreement disclosed above:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the WorldWay Subordinated Debentures, Treadco equipment debt and the corporate facility credit agreement (repaid in 1998) which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:


                                                                        1998
                                                                 CARRYING      FAIR
                                                                  AMOUNT       VALUE
                                                                ---------------------
                                                                   ($ thousands)
Cash and cash equivalents .................................     $  4,543     $  4,543
Short-term debt ...........................................     $  1,233     $  1,182
Long-term debt ............................................     $161,371     $157,337

--------------------------------------------------------------------------------

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 1998, outstanding debt obligations under the Credit Agreement ranged from $104.7 million to $150.3 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to less than 3% of total revenues for 1998. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future. In addition, Clipper International generally requires that foreign agents' remittances be denominated in U.S. dollars, thus limiting risk to the Company of foreign currency fluctuations. In such cases, market risk is transferred to the foreign agent which causes credit risk to the Company for agents operating in regions subject to economic instability. The Company has not recently suffered any significant credit losses due to agent relationships.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 1998 or 1997.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS






Shareholders and Board of Directors
Arkansas Best Corporation



We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                              ERNST & YOUNG LLP



Little Rock, Arkansas
January 22, 1999

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                 DECEMBER 31
                                                            1998           1997
                                                           ---------     ---------
                                                                ($ thousands)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents ...........................    $   4,543     $   7,203
  Trade receivables less allowances
   (1998--$7,521,000; 1997--$7,603,000) ...............      172,476       175,693
  Inventories .........................................       33,150        30,685
  Prepaid expenses ....................................       12,813        14,456
  Deferred income taxes ...............................        1,251         5,584
  Other ...............................................        5,467         3,275
                                                           ---------     ---------
     TOTAL CURRENT ASSETS .............................      229,700       236,896

PROPERTY, PLANT AND EQUIPMENT
  Land and structures .................................      218,345       212,847
  Revenue equipment ...................................      256,474       207,471
  Manufacturing equipment .............................       17,506        18,891
  Service, office and other equipment .................       74,803        64,598
  Leasehold improvements ..............................        9,484         7,281
                                                           ---------     ---------
                                                             576,612       511,088
  Less allowances for depreciation and amortization ...     (256,510)     (225,733)
                                                           ---------     ---------
                                                             320,102       285,355

OTHER ASSETS ..........................................       33,743        41,999

ASSETS HELD FOR SALE ..................................        2,084         3,342

GOODWILL, less amortization
  (1998 -- $36,740,000; 1997 -- $31,867,000) ..........      124,975       130,747
                                                           ---------     ---------
                                                           $ 710,604     $ 698,339
                                                           =========     =========

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                               DECEMBER 31
                                                                            1998          1997
                                                                          ---------     ---------
                                                                                ($ thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Bank overdraft .....................................................    $  18,516     $  13,801
  Bank drafts payable ................................................        1,314         1,172
  Trade accounts payable .............................................       72,583        77,403
  Accrued expenses ...................................................      146,161       157,622
  Federal and state income taxes .....................................        8,117         1,222
  Current portion of long-term debt ..................................       17,504        16,484
                                                                          ---------     ---------
    TOTAL CURRENT LIABILITIES ........................................      264,195       267,704

LONG-TERM DEBT, less current portion .................................      196,079       202,604

OTHER LIABILITIES ....................................................       20,706        21,921

DEFERRED INCOME TAXES ................................................       22,197        24,448

MINORITY INTEREST ....................................................       33,512        32,600

SHAREHOLDERS' EQUITY
  Preferred stock, $.01 par value, authorized 10,000,000 shares;
   issued and outstanding 1,495,000 shares ...........................           15            15
  Common stock, $.01 par value, authorized 70,000,000 shares;
   issued and outstanding 1998:  19,610,213 shares;
    1997:  19,596,213 shares .........................................          196           196
  Additional paid-in capital .........................................      193,117       192,910
  Retained earnings (deficit) ........................................      (19,413)      (43,788)
  Accumulated other comprehensive income (loss) ......................         --            (271)
                                                                          ---------     ---------
    TOTAL SHAREHOLDERS' EQUITY .......................................      173,915       149,062

COMMITMENTS AND CONTINGENCIES ........................................

                                                                          ---------     ---------
                                                                          $ 710,604     $ 698,339
                                                                          =========     =========


The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                Year Ended December 31
                                                                       1998             1997           1996
                                                                     -----------     -----------     -----------
                                                                           ($ thousands, except per share data)
OPERATING REVENUES
  Transportation operations .....................................    $ 1,472,471     $ 1,484,766     $ 1,462,722
  Tire operations ...............................................        178,982         158,912         141,613
                                                                     -----------     -----------     -----------
                                                                       1,651,453       1,643,678       1,604,335
                                                                     -----------     -----------     -----------


OPERATING EXPENSES AND COSTS
  Transportation operations .....................................      1,407,878       1,418,974       1,475,179
  Tire operations ...............................................        177,165         161,796         147,164
                                                                     -----------     -----------     -----------
                                                                       1,585,043       1,580,770       1,622,343
                                                                     -----------     -----------     -----------


OPERATING INCOME (LOSS) .........................................         66,410          62,908         (18,008)

OTHER INCOME (EXPENSE)
  Net gains (losses) on sale of property
   and non-revenue equipment ....................................          1,691          (3,536)          1,856
  Gain on sale of Cardinal Freight Carriers, Inc. ...............           --             8,985            --
  Settlement of litigation ......................................          9,124            --              --
  Interest expense ..............................................        (18,438)        (23,978)        (30,843)
  Minority interest in subsidiary ...............................         (3,257)          1,359           1,768
  Other, net ....................................................         (4,950)         (5,380)         (7,762)
                                                                     -----------     -----------     -----------
                                                                         (15,830)        (22,550)        (34,981)
                                                                     -----------     -----------     -----------


INCOME (LOSS) FROM CONTINUING
    OPERATIONS BEFORE INCOME TAXES ..............................         50,580          40,358         (52,989)

FEDERAL AND STATE INCOME TAXES (CREDIT)
  Current .......................................................         19,943           3,079         (15,016)
  Deferred ......................................................          1,962          16,310          (3,766)
                                                                     -----------     -----------     -----------
                                                                          21,905          19,389         (18,782)
                                                                     -----------     -----------     -----------


INCOME (LOSS) FROM CONTINUING OPERATIONS ........................         28,675          20,969         (34,207)
                                                                     -----------     -----------     -----------


DISCONTINUED OPERATIONS:
  Loss from discontinued operations (net of tax benefits of
  $1,476 and $1,353 for the years ended December 31, 1997
   and 1996, respectively) ......................................           --            (2,529)         (2,396)
  Loss on disposal of discontinued operations
   (net of tax benefits of $605) ................................           --            (3,093)           --
LOSS FROM DISCONTINUED OPERATIONS ...............................           --            (5,622)         (2,396)



NET INCOME (LOSS) ...............................................         28,675          15,347         (36,603)
  Preferred stock dividends .....................................          4,298           4,298           4,298
                                                                     -----------     -----------     -----------
NET INCOME (LOSS) FOR COMMON SHAREHOLDERS .......................    $    24,377     $    11,049     $   (40,901)
                                                                     ===========     ===========     ===========


NET INCOME (LOSS) PER COMMON SHARE
BASIC:
  Continuing operations .........................................           1.24            0.85           (1.98)
  Discontinued operations .......................................           --             (0.29)          (0.12)
                                                                     -----------     -----------     -----------
NET INCOME (LOSS) PER SHARE .....................................           1.24            0.56           (2.10)
                                                                     -----------     -----------     -----------

DILUTED:
  Continuing operations .........................................           1.21            0.84           (1.98)
  Discontinued operations .......................................           --             (0.28)          (0.12)
                                                                     -----------     -----------     -----------
NET INCOME (LOSS) PER SHARE .....................................           1.21            0.56           (2.10)
                                                                     -----------     -----------     -----------
CASH DIVIDENDS PAID PER COMMON SHARE ............................    $      --       $      --       $       .01
                                                                     ===========     ===========     ===========


The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                                                              ACCUMULATED
                                                                                   ADDITIONAL      RETAINED      OTHER
                                                         PREFERRED     COMMON        PAID-IN       EARNINGS   COMPREHENSIVE
                                                           STOCK        STOCK        CAPITAL      (DEFICIT)  INCOME (LOSS)(1)
                                                         ---------    ---------     ---------     ---------     ---------
                                                                                  ($ thousands)

BALANCES AT JANUARY 1, 1996 .........................    $      15    $     195     $ 192,436     $ (13,741)    $  (1,041)


  Net loss ..........................................         --           --            --         (36,603)         --
  Adjustment to minimum pension liability ...........         --           --            --            --             770
    Comprehensive loss ..............................
  Retirement of common stock ........................         --           --            (108)         --            --
  Dividends paid ....................................         --           --            --          (4,493)         --
                                                         ---------    ---------     ---------     ---------     ---------

BALANCES AT DECEMBER 31, 1996 .......................           15          195       192,328       (54,837)         (271)


  Net income ........................................         --           --            --          15,347          --
   Comprehensive income .............................
  Issuance of common stock ..........................         --              1           582          --            --
  Dividends paid ....................................         --           --            --          (4,298)         --
                                                         ---------    ---------     ---------     ---------     ---------

BALANCES AT DECEMBER 31, 1997 .......................           15          196       192,910       (43,788)         (271)


  Net income ........................................         --           --            --          28,675          --
  Adjustment to minimum pension liability ...........                                                    (2)          271
    Comprehensive income ...........................
  Tax effect of stock options exercised .............         --           --             118          --            --
  Issuance of common stock ..........................         --           --              89          --            --
  Dividends paid ....................................         --           --            --          (4,298)         --
                                                         ---------    ---------     ---------     ---------     ---------

BALANCES AT DECEMBER 31, 1998 .......................    $      15    $     196     $ 193,117     $ (19,413)    $    --
                                                         =========    =========     =========     =========     =========


                                                              TOTAL
                                                              EQUITY
                                                            ---------
                                                          ($ thousands)
BALANCES AT JANUARY 1, 1996 .........................       $ 177,864


  Net loss ..........................................         (36,603)
  Adjustment to minimum pension liability ...........             770
                                                            ---------
    Comprehensive loss ..............................         (35,833)
                                                            ---------
  Retirement of common stock ........................            (108)
  Dividends paid ....................................          (4,493)
                                                            ---------

BALANCES AT DECEMBER 31, 1996 .......................         137,430


  Net income ........................................          15,347
                                                            ---------
   Comprehensive income .............................          15,347
                                                            ---------
  Issuance of common stock ..........................             583
  Dividends paid ....................................          (4,298)
                                                            ---------

BALANCES AT DECEMBER 31, 1997 .......................         149,062


  Net income ........................................          28,675
  Adjustment to minimum pension liability ...........             269
                                                            ---------
    Comprehensive income ............................          28,944
                                                            =========
  Tax effect of stock options exercised .............             118
  Issuance of common stock ..........................              89
  Dividends paid ....................................          (4,298)
                                                            ---------

BALANCES AT DECEMBER 31, 1998 .......................       $ 173,915
                                                            =========


The accompanying notes are an integral part of the consolidated financial statements.

(1) Net of tax benefits of $.6 million at January 1, 1996, and $.1 million at December 31, 1996 and 1997.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                             YEAR ENDED DECEMBER 31
                                                                       1998         1997           1996
                                                                     ---------     ---------     ---------
                                                                                  ($ thousands)
OPERATING ACTIVITIES
  Net income (loss) .............................................    $  28,675     $  15,347     $ (36,603)
  Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
     Depreciation and amortization ..............................       40,674        44,316        56,389
     Amortization of intangibles ................................        4,515         4,629         4,609
     Other amortization .........................................        2,420         4,139         3,740
     Provision for losses on accounts receivable ................        3,957         2,956         9,489
     Provision (credit) for deferred income taxes ...............        1,962        16,310        (3,735)
     Net gain on sales of assets and subsidiaries ...............       (3,928)       (4,560)       (3,334)
     Minority interest in Treadco ...............................        3,257        (1,359)       (1,768)
     Changes in operating assets and liabilities:
       Receivables ..............................................       (2,885)       (7,646)       13,540
       Inventories and prepaid expenses .........................       (1,793)           28         3,165
       Other assets .............................................        5,896        (8,826)        9,203
       Accounts payable, bank drafts payable, taxes payable,
        accrued expenses and other liabilities ..................      (10,478)       10,865       (24,499)
                                                                     ---------     ---------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES .......................       72,272        76,199        30,196
                                                                     ---------     ---------     ---------

INVESTING ACTIVITIES
  Purchases of property, plant and equipment
   excluding capital leases .....................................      (60,866)      (11,645)      (27,747)
  Purchase of Treadco stock .....................................       (1,132)         --            --
  Proceeds from sales of subsidiaries ...........................         --          39,031          --
  Proceeds from asset sales .....................................       16,415        37,340        65,313
                                                                     ---------     ---------     ---------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ................      (45,583)       64,726        37,566
                                                                     ---------     ---------     ---------


FINANCING ACTIVITIES
  Deferred financing costs and expenses .........................         (731)       (1,165)       (3,512)
  Borrowings under revolving credit facilities ..................      557,975       463,135       272,585
  Payments under revolving credit facilities ....................     (551,925)     (545,635)     (288,285)
  Payments on long-term debt ....................................      (22,175)      (16,652)      (24,704)
  Payment under term loan facilities ............................      (13,000)      (42,948)      (34,052)
  Dividends paid to minority shareholders of Treadco ............         --            (330)         (440)
  Dividends paid ................................................       (4,298)       (4,298)       (4,493)
  Net increase in bank overdraft ................................        4,715        13,801          --
  Other .........................................................           90        (2,057)          621
                                                                     ---------     ---------     ---------
NET CASH USED BY FINANCING ACTIVITIES ...........................      (29,349)     (136,149)      (82,280)
                                                                     ---------     ---------     ---------


NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS ..............................................       (2,660)        4,776       (14,518)
  Cash and cash equivalents at beginning of year ................        7,203         2,427        16,945
                                                                     ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR ........................    $   4,543     $   7,203     $   2,427
                                                                     =========     =========     =========




The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal and ocean transportation operations, and truck tire retreading and new tire sales (see Note N). Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Treadco, Inc. ("Treadco"); Clipper Exxpress Company and related companies ("Clipper Domestic"); CaroTrans International, Inc. ("Clipper International"); G.I. Trucking Company ("G.I Trucking"); FleetNet America, Inc.; and, until July 15, 1997, Cardinal Freight Carriers, Inc. ("Cardinal").

Approximately 79% of ABF's employees are covered under a five-year collective bargaining agreement which began on April 1, 1998, with the International Brotherhood of Teamsters ("IBT").

In August 1995, pursuant to a tender offer, a wholly owned subsidiary of the Company purchased the outstanding shares of common stock of WorldWay Corporation ("WorldWay"), at a price of $11 per share (the "Acquisition"). WorldWay was a publicly-held company engaged through its subsidiaries in motor carrier operations. The total purchase price of WorldWay amounted to approximately $76 million. Assets acquired had an estimated fair value of approximately $313.0 million and liabilities assumed had a fair value of approximately $252.0 million.

The Company's consolidated financial statements reflect full consolidation of the accounts of Treadco, with the ownership interests of the other stockholders reflected as minority interest because the Company controls Treadco through stock ownership, board representation and management services, provided under a transition services agreement. During the third quarter of 1998, the Company increased its percentage ownership of Treadco, Inc., approximately 3% to 49%, by purchasing 177,500 shares for approximately $1.1 million (see Note R).

Summarized condensed financial information for Treadco is as follows:

TREADCO, INC.
--------------------------------------------------------------------------------

                                                          DECEMBER 31
                                                        1998        1997
                                                      --------    --------
                                                          ($ thousands)

Current assets ...................................    $ 59,566    $ 55,644
Property, plant and equipment, net ...............      34,313      31,329
Other assets .....................................      13,491      13,485
                                                      --------    --------

   Total assets ..................................    $107,370    $100,458
                                                      ========    ========

Current liabilities ..............................    $ 35,892    $ 28,372
Long-term debt and other .........................       6,262      13,251
Stockholders' equity .............................      65,216      58,835
                                                      --------    --------
   Total liabilities and stockholders' equity ....    $107,370    $100,458
                                                      ========    ========



                                                         YEAR ENDED DECEMBER 31
                                                    1998          1997          1996
                                                 ---------     ---------     ---------
                                                              ($ thousands)

Sales .......................................    $ 181,293     $ 161,276     $ 144,154
Operating expenses and costs ................     (178,801)     (163,785)     (149,337)
Interest expense ............................       (1,125)       (1,256)         (900)
Settlement of litigation (see Note L) .......        9,124          --            --
Other income (expense) ......................          (18)         (112)          731
Income tax (expense) credit .................       (4,092)        1,373         2,093
                                                 ---------     ---------     ---------
   Net income (loss) ........................    $   6,381     $  (2,504)    $  (3,259)
                                                 =========     =========     =========

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

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada, with additional customers in foreign countries served by Clipper International. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

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

ASSETS HELD FOR SALE: Assets held for sale represent primarily non-operating freight terminals and other properties, a portion of which were acquired as a result of the WorldWay acquisition (see Note A), which are carried at the lower of net book value or estimated net realizable value. The Company recorded writedowns to net realizable value of $1.6 million in 1997 and $1.5 million in 1996 for Company properties reclassified to assets held for sale. No writedowns were made in 1998. Writedowns are included in gains or losses on sales of property.

Total assets held for sale at December 31, 1996 were $9.1 million. In 1997, additional assets of $6.1 million were identified and reclassified to assets held for sale. During 1997, assets carried at $10.3 million were sold, resulting in a loss of $1.9 million.

Total assets held for sale at December 31, 1997 were $3.3 million. In 1998, additional assets of $1.0 million were identified and reclassified to assets held for sale. During 1998, assets carried at $2.3 million were sold, resulting in a gain of $1.1 million.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


INCOME TAXES: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences arising from a 1988 purchase transaction and from the WorldWay acquisition, as well as to the timing of the depreciation and cost recovery deductions previously described and to temporary differences in the recognition of certain revenues and expenses of carrier operations.

REVENUE RECOGNITION: Motor carrier revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. Revenue for other segments is recognized generally at the point when goods or services are provided to the customers.

EARNINGS (LOSS) PER SHARE: The calculation of earnings (loss) per share is based on the weighted average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of common stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share. The calculation of basic earnings per share reduces income available to common shareholders by preferred stock dividends paid or accrued during the period.

COMPENSATION TO EMPLOYEES: Stock-based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").

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

ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis with actual testing at some sites, and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not discounted or reduced for possible recoveries from insurance carriers or other third parties (see Note L).

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest-rate swap agreements and interest-rate cap agreements (see Notes H and O) designed to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). Any related amount payable to or receivable from counterparties is included in accrued liabilities or other receivables.

COMPREHENSIVE INCOME: The Company reports the classification components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated financial statements, as required by generally accepted accounting principles. Comprehensive income

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

SEGMENT INFORMATION: The Company uses the "management approach" for determining appropriate segment information to disclose. The management approach is based on the way management organizes the segments within the Company for making operating decisions and assessing performance.

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

NOTE C - DISCONTINUED OPERATIONS

As of June 30, 1997, and prior periods since 1995, the Company was engaged in providing logistics services, including warehousing and distribution, through two wholly owned subsidiaries, The Complete Logistics Company ("CLC") and Integrated Distribution, Inc. ("IDI"). On August 8, 1997, the Company sold CLC for approximately $2.5 million in cash. The sale resulted in a pre-tax loss of $1.3 million. In September 1997, the Company completed a formal plan to exit the logistics segment by disposing of IDI. As of September 30, 1997, the Company recorded a loss for the disposal of IDI of $2.2 million, net of tax benefits of $100,000. On October 31, 1997, the Company closed the sale of IDI for proceeds of approximately $600,000.

Results of operations of the logistics segment have been reported as discontinued operations for the year ended December 31, 1997 and the statements of operations for all prior periods have been restated to remove the revenue and expenses of the logistics segment. Results of the logistics operations segment included in discontinued operations are summarized as follows:

                                                                                YEAR ENDED DECEMBER 31
                                                                    1998              1997               1996
                                                                   --------        ------------     ------------
                                                                                   ($ thousands)

Revenues ......................................................    $       --      $     29,812     $     54,849
Operating loss ................................................            --            (3,516)          (2,835)
Pre-tax loss ..................................................            --            (4,005)          (3,749)

NOTE D - SALE OF CARDINAL FREIGHT CARRIERS, INC.

On July 15, 1997, the Company sold Cardinal for approximately $38 million in cash. The sale resulted in a pre-tax gain of approximately $9 million. The net proceeds from the sale were used to pay down bank debt. Results of operations for Cardinal included in the statements of operations are summarized as follows:

                                                             YEAR ENDED DECEMBER 31
                                                    1998            1997            1996
                                                 ------------    ------------    ------------
                                                                 ($ thousands)

Revenues ....................................    $       --      $     39,366    $     74,623
Operating income ............................            --             2,087           4,388
Pre-tax income ..............................            --             1,710           3,585

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income. The Statement requires the classification components of other comprehensive income by their nature in financial statements and display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated financial statements. The Company adopted FASB Statement No. 130 in 1998.

In June 1997, the FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. The Statement changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to shareholders. The proposal superseded FASB Statement No. 14 on segments. The Company adopted FASB Statement No. 131 in 1998.

In February 1998, the FASB issued Statement No. 132, Employers' Disclosures About Pensions and Other Post Retirement Benefits. The Statement revises employers' disclosures about pensions and other postretirement plans without changing the measurement or recognition of those plans. The Company adopted FASB Statement No. 132 in 1998.

In March 1998, the Accounting Standards Executive Committee of The American Institute of CPA's ("AcSEC") issued Statement of Position ("SOP") 98-1, Accounting for Costs of Computer Software Developed For or Obtained For Internal Use. Under the SOP, qualifying computer software costs incurred during the "application development stage" are required to be capitalized and amortized over the software's estimated useful life. The SOP is effective for the Company beginning January 1, 1999. The SOP will result in capitalization of costs related to internal computer software development. All such costs are currently expensed. The amount of costs capitalized within any period will be dependent on the nature of software development activities and projects in that period.

In April 1998, the AcSEC issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Under the SOP, certain costs associated with start-up activities are required to be expensed as incurred. The SOP will be effective for the Company on January 1, 1999. The Company has historically expensed start-up costs. Accordingly, the Company does not anticipate the adoption of this SOP to have a material impact on the Company's financial statements.

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The Statement is effective for the Company in 2000. The Company is evaluating the impact the Statement will have on its financial statements and related disclosures.

NOTE F - INVENTORIES

                                                                       DECEMBER 31
                                                                      1998       1997
                                                                     -------    -------
                                                                       ($ thousands)
Finished goods ..................................................    $25,523    $22,392
Materials .......................................................      5,147      4,934
Repair parts, supplies and other ................................      2,480      3,359
                                                                     -------    -------
                                                                     $33,150    $30,685
                                                                     =======    =======

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



NOTE G - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                           DECEMBER 31
                                                        1998         1997
                                                      --------     --------
                                                          ($ thousands)
Deferred tax liabilities:
  Depreciation and basis differences
   for property, plant and equipment .............    $ 30,730     $ 32,208
  Revenue recognition ............................       4,312        3,360
  Basis difference on asset and stock sale .......       3,239        3,313
  Prepaid expenses ...............................       2,885        5,173
  Other ..........................................       1,578        3,351
                                                      --------     --------
   Total deferred tax liabilities ................      42,744       47,405

Deferred tax assets:
  Accrued expenses ...............................      14,914       18,586
  Postretirement benefits other than pensions ....       1,086        1,216
  Net operating loss carryovers ..................       2,903        9,204
  Alternative minimum tax credit carryovers ......        --          1,825
  Other ..........................................       4,043          310
                                                      --------     --------
   Total deferred tax assets .....................      22,946       31,141
   Valuation allowance for deferred tax assets ...      (1,148)      (2,600)
                                                      --------     --------

   Net deferred tax assets .......................      21,798       28,541
                                                      --------     --------


Net deferred tax liabilities .....................    $ 20,946     $ 18,864
                                                      ========     ========



Significant components of the provision for income taxes are as follows:

                                                 YEAR ENDED DECEMBER 31
                                              1998        1997        1996
                                            --------    --------    --------
                                                      ($ thousands)
Current (credit):
  Federal ..............................    $ 17,304    $  1,913    $(15,016)
  State ................................       2,639       1,166        --
                                            --------    --------    --------


   Total current (credit) ..............      19,943       3,079     (15,016)
                                            --------    --------    --------



Deferred (credit):
  Federal ..............................       1,765      14,793      (1,149)
  State ................................         197       1,517      (2,617)
                                            --------    --------    --------
   Total deferred (credit) .............       1,962      16,310      (3,766)
                                            --------    --------    --------



Total income tax expense (credit) ......    $ 21,905    $ 19,389    $(18,782)
                                            ========    ========    ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



A reconciliation between the effective income tax rate, as computed on income from continuing operations, and the statutory federal income tax rate is presented in the following table:

                                                              YEAR ENDED DECEMBER 31
                                                        1998          1997          1996
                                                      --------      --------      --------
                                                                 ($ thousands)
Income tax (benefit) at the
 statutory federal rate of 35% ...................    $ 17,703      $ 14,125      $(18,546)
Federal income tax effects of:
  State income taxes .............................        (986)         (941)          913
  Nondeductible goodwill .........................       1,045         1,262         2,548
  Other nondeductible expenses ...................         693           555         1,389
  Minority interest ..............................       1,140          (476)         (619)
  Undistributed earnings or losses of Treadco ....         204           (80)          (99)
  Nondeductible goodwill included
   in assets of Cardinal .........................        --           3,078          --
  Resolution of tax contingencies ................        --            --          (1,573)
  Other ..........................................        (730)         (817)         (178)
                                                      --------      --------      --------


Federal income taxes (benefit) ...................      19,069        16,706       (16,165)
State income taxes (benefit) .....................       2,836         2,683        (2,617)
                                                      --------      --------      --------


                                                      $ 21,905      $ 19,389      $(18,782)
                                                      ========      ========      ========
Effective tax rate ...............................        43.3%         48.0%        (35.5)%
                                                      ========      ========      ========



Income taxes of $13.1 million were paid in 1998 and $2.4 million were paid in 1997. No income taxes were paid in 1996. Income tax refunds amounted to $4.4 million in 1998, $8.5 million in 1997 and $28.9 million in 1996.

As of December 31, 1998, the Company had state net operating loss carryovers of approximately $56.1 million. State net operating loss carryovers expire generally in five to fifteen years.

For financial reporting purposes, a valuation allowance of approximately $1.1 million has been established for certain state net operating loss carryovers for which realization is uncertain. As a result of the current year utilization of state net operating losses of the Company's various subsidiaries in which realization of the benefits was previously uncertain, the Company decreased its valuation allowance by $1.5 million in 1998.

NOTE H - LONG-TERM DEBT AND CREDIT AGREEMENTS


                                                          DECEMBER 31
                                                        1998        1997
                                                      --------    --------
                                                         ($ thousands)

Revolving Credit and Term Loan Facility (1) ......    $119,600    $110,800
Subordinated Debentures (2) ......................      37,994      42,657
Corporate Facility Credit Agreement (3) ..........        --        13,000
Treadco Credit Agreement (4) .....................       1,250       4,000
Capitalized Lease Obligations (5) ................      50,979      41,809
Other ............................................       3,760       6,822
                                                      --------    --------
                                                       213,583     219,088
Less current portion .............................      17,504      16,484
                                                      --------    --------
                                                      $196,079    $202,604
                                                      ========    ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



(1) On June 12, 1998, the Company entered into a new senior five-year Revolving Credit Agreement ("Credit Agreement") in the amount of $250 million, which includes a $75 million sublimit for the issuance of letters of credit. The parties to the Credit Agreement are the Company, Societe Generale, Southwest Agency, as Administrative Agent, and Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A. as Co-Documentation Agents, as well as five other participating banks. The Company's previous credit agreement was terminated upon entering into the new Credit Agreement. The Credit Agreement contains covenants limiting, among other things, indebtedness, distributions, dispositions of assets, and capital expenditures, and requires the Company to meet certain quarterly financial ratio tests. As of December 31, 1998, the Company was in compliance with all covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement. At December 31, 1998, the effective average interest rate on the Credit Agreement was 6.4%.

         At December 31, 1998, there were $119.6 million of Revolver Advances and approximately $37.8 million of outstanding letters of credit. At December 31, 1997, there were $110.8 million of Revolver Advances and approximately $19.8 million in outstanding letters of credit. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment and real estate, the Treadco common stock owned by the Company, and eligible receivables. The borrowing base was $300.2 million at December 31, 1998, which exceeded the $250.0 million limit specified by the Credit Agreement. The amount available under the Credit Agreement at December 31, 1998, was $92.6 million. The Company has pledged, as security for the 1998 Credit Agreement, substantially all accounts receivable and revenue equipment not already pledged under other debt obligations.

(2) The Subordinated Debentures were issued in April 1986 by WorldWay. The debentures bear interest at 6.25% per annum, payable semi-annually, on a par value of $39.9 million at December 31, 1998. The debentures are payable April 15, 2011. The Company may redeem all outstanding debentures at 100% of par at any time and is required to redeem, through a mandatory sinking fund in each year through 2010, $2.5 million of the aggregate principal amount of the debentures issued. The Company has met its sinking fund obligations through 2001 by making market purchases and deposits of debentures with the Bond Trustee. Bonds with a par value of $5.0 million were purchased in 1998 for approximately $4.5 million. Bonds with a par value of $2.5 million were purchased for approximately $2.0 million in 1997. The bond repurchases resulted in gains of $.3 million in both 1998 and 1997 (included in other income).

(3) The Company entered into a ten-year, $20 million corporate facility credit agreement in 1994 to finance the construction of the Company's corporate office building which was completed in February 1995. In April 1998, the Company paid off the corporate facility credit agreement.

(4) Treadco is a party to a revolving credit facility with Societe Generale (the "Treadco Credit Agreement"), providing for borrowings of up to the lesser of $20 million or the applicable borrowing base. Borrowings under the Treadco Credit Agreement are collateralized by Treadco accounts receivable and inventories. Borrowings under the agreement bear interest at a variable rate based on the terms of the Treadco Credit Agreement. At December 31, 1998, Treadco had $1.25 million outstanding under the Revolving Credit Agreement. The average interest rate at December 31, 1998, was 7.1%. The Treadco Credit Agreement contains various covenants, which limit, among other things, dividends, disposition of receivables, indebtedness and investments, and require Treadco to meet certain financial tests. As of December 31, 1998, Treadco was in compliance with the covenants.

(5) Capitalized lease obligations include approximately $45.4 million relative to leases of carrier revenue equipment with an aggregate net book value of approximately $45.8 million at December 31, 1998. These leases have a weighted average interest rate of approximately 6.9%. Also included is approximately $5.6 million relative to leases of computer and office equipment, various terminals financed by Industrial Revenue Bond Issues, and Treadco delivery and service trucks, with a weighted average interest rate of approximately 7.0%. The net book value of the related assets was approximately $10.8 million at December 31, 1998.

Annual maturities on long-term debt, excluding capitalized lease obligations (see Note K), in 1999 through 2003 aggregate approximately $1.2 million; $1.3 million; $4.8 million; $2.6 million; and $122.1 million, respectively.

Interest paid, net of interest capitalized, was $18.6 million in 1998, $24.6 million in 1997, and $32.2 million in 1996. Interest capitalized totaled $48,000 in 1998 and $.5 million in 1996. No interest was capitalized during 1997.

The Company is a party to an interest rate cap arrangement to reduce the impact of increases in interest rates on its variable-rate long-term debt. The Company will be reimbursed for the difference in interest rates if the LIBOR rate exceeds a fixed rate of 9% applied to notional amounts, as defined in the contract, ranging from $10.0 million as of December 31, 1998 to $2.5 million as of October 1999. As of December 31, 1998, 1997 and 1996, the LIBOR rates were 5.1%, 5.8% and 5.5%, respectively; therefore no amounts were due to the Company under this arrangement. In the event that amounts are due under this agreement in the future, the payments to be received would be recognized as a reduction of interest expense (the accrual accounting method). Fees totaling $.4 million were paid in 1994 to enter into this arrangement. These fees are included in other assets and are being amortized to interest expense over the life of the contract.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110 million of bank borrowings over the seven-year term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently .625%) (see Note O).

NOTE I - ACCRUED EXPENSES



                                                                              DECEMBER 31
                                                                          1998          1997
                                                                       ----------    ----------
Accrued salaries, wages and incentive plans .......................    $   19,494    $   19,726
Accrued vacation pay ..............................................        31,627        31,241
Accrued interest ..................................................         2,413         2,568
Taxes other than income ...........................................         9,002         8,017
Loss, injury, damage and workers' compensation claims reserves ....        72,184        83,272
Pension costs .....................................................          --             502
Other .............................................................        11,441        12,296
                                                                       ----------    ----------
                                                                       $  146,161    $  157,622
                                                                       ==========    ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


NOTE J - SHAREHOLDERS' EQUITY

PREFERRED STOCK. In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock is convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends are $2.875 and are cumulative. The Preferred Stock is exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995, for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock is redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock have no voting rights unless dividends are in arrears six quarters or more, at which time they have the right to elect two directors of the Company until all dividends have been paid. Dividends of $4.3 million were paid during 1998, 1997 and 1996.

STOCK OPTIONS. The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 4.8%, 6.7% and 5.8%; dividend yields of .01%, .01% and .01%; volatility factors of the expected market price of the Company's Common Stock of .47, .45 and .41; and a weighted-average expected life of the option of 9.5 years.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                         DECEMBER 31
                                                              1998          1997          1996
                                                           ----------    ----------    ----------
Net income (loss) - as reported .......................    $   28,675    $   15,347    $  (36,603)
                                                           ==========    ==========    ==========
Net income (loss) - pro forma .........................    $   27,809    $   14,693    $  (37,379)
                                                           ==========    ==========    ==========
Net income (loss) per share - as reported (basic) .....    $     1.24    $      .56    $    (2.10)
                                                           ==========    ==========    ==========
Net income (loss) per share - as reported (diluted) ...    $     1.21    $      .56    $    (2.10)
                                                           ==========    ==========    ==========
Net income (loss) per share - pro forma (basic) .......    $     1.20    $      .53    $    (2.14)
                                                           ==========    ==========    ==========
Net income (loss) per share - pro forma (diluted) .....    $     1.17    $      .52    $    (2.14)
                                                           ==========    ==========    ==========



A summary of the Company's stock option activity and related information for the years ended December 31 follows:


                                                         1998                        1997                         1996
                                               ----------------------------------------------------------------------------------
                                                               WEIGHTED-                  WEIGHTED-                    WEIGHTED-
                                                               AVERAGE                    AVERAGE                       AVERAGE
                                                 OPTIONS    EXERCISE PRICE   OPTIONS   EXERCISE PRICE      OPTIONS   EXERCISE PRICE
                                               ----------     ----------    ----------    ----------     ----------    ----------
Outstanding - beginning of year ...........     1,839,480     $     8.01     1,790,200     $     8.21       688,700    $    11.05
Granted ...................................        37,500          10.57       312,000           5.44     1,101,500          6.44
Exercised .................................       (14,000)          6.38       (91,740)          6.38          --            --
Forfeited .................................       (23,480)          6.38      (170,980)          6.38          --            --
                                               ----------     ----------    ----------    ----------     ----------    ----------
Outstanding - end of year .................     1,839,500     $     8.11     1,839,480     $     8.01     1,790,200    $     8.21
                                               ==========     ==========    ==========     ==========    ==========    ==========



Exercisable - end of year .................     1,025,320     $     9.28       781,776     $     9.99       476,280    $    10.92
                                               ==========     ==========    ==========     ==========    ==========    ==========



Estimated weighted-average
  fair value per share of options
  granted to employees during the year ....                   $     6.68                   $     3.65                  $     3.87
                                                              ==========                   ==========                  ==========



The following table summarizes information concerning currently outstanding and exercisable options:

                                           WEIGHTED-
                                            AVERAGE          WEIGHTED-                        WEIGHTED-
                                           REMAINING         AVERAGE                          AVERAGE
     RANGE OF              NUMBER         CONTRACTUAL        EXERCISE          NUMBER         EXERCISE
   EXERCISE PRICES       OUTSTANDING         LIFE             PRICE         EXERCISABLE         PRICE
     ---------            ---------        ---------        ---------        ---------        ---------
     $4 - $6                288,000              8.2        $    5.08           57,600        $    5.08
     $6 - $8                787,400              7.1             6.41          314,960             6.41
     $8 - $10                92,500              6.0             9.14           61,200             9.32
     $10 - $12              561,900              4.0            10.97          514,800            10.99
     $12 - $14              109,700              5.6            12.64           76,760            12.65
     ---------            ---------        ---------        ---------        ---------        ---------
                          1,839,500                                          1,025,320
     =========            =========        =========        =========        =========        =========

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

NOTE K - LEASES AND COMMITMENTS

Rental expense amounted to approximately $134.4 million in 1998, $122.5 million in 1997 and $114.6 million in 1996. Those amounts included purchased transportation and amounts for month-to-month rentals of revenue equipment.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 1998 for all noncancellable operating leases are as follows:

                                                            TERMINALS  EQUIPMENT
                                                           AND RETREAD   AND
PERIOD                                            TOTAL      PLANTS     OTHER
------                                            -----      ------     -----
                                                         ($ thousands)
1999.....................................        $18,638    $10,885    $ 7,753
2000.....................................         12,697      8,810      3,887
2001.....................................          8,917      7,400      1,517
2002.....................................          7,235      6,094      1,141
2003.....................................          4,344      4,117        227
Thereafter...............................          6,077      6,047         30
                                                 -------    -------    -------
                                                 $57,908    $43,353    $14,555
                                                 =======    =======    =======



Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $4.0 million at December 31, 1998.

The future minimum payments under capitalized leases at December 31, 1998, consisted of the following ($ thousands):

1999 ........................................    $   19,213
2000 ........................................        15,801
2001 ........................................        17,858
2002 ........................................         2,551
2003 ........................................           235
Thereafter ..................................         1,668
                                                 ----------
Total minimum lease payments ................        57,326
Amounts representing interest ...............         6,347
                                                 ----------
Present value of net minimum lease
  included in long-term debt - Note H .......    $   50,979
                                                 ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


Assets held under capitalized leases are included in property, plant and equipment as follows:

                                                  DECEMBER 31
                                               1998          1997
                                            ----------    ----------
                                                ($ thousands)


Revenue equipment ......................    $   75,689    $   64,446
Structures and other equipment .........        13,952        17,162
                                            ----------    ----------
                                                89,641        81,608
Less accumulated amortization ..........        33,030        31,362
                                            ----------    ----------
                                            $   56,611    $   50,246
                                            ==========    ==========



The revenue equipment leases have remaining terms from one to seven years and contain renewal or fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses. Lease amortization is included in depreciation expense.

Capital lease obligations of $25.6 million, $2.6 million and $6.5 million were incurred for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE L - LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS AND OTHER EVENTS

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

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 91 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company. Environmental regulations were adopted by the United States Environmental Protection Agency ("EPA") that required the Company to upgrade its underground tank systems by December 1998. The Company successfully completed the upgrades prior to the deadline set by the EPA.

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

As of December 31, 1998, the Company has accrued approximately $3.6 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liabilities are included in the balance sheet as accrued expenses.

On October 30, 1995, Treadco filed a lawsuit in Arkansas State Court, alleging that Bandag Incorporated ("Bandag") and certain of its officers and employees had violated Arkansas statutory and common law in attempting to solicit Treadco's employees to work for Bandag or its competing franchisees and attempting to divert customers from Treadco. At Treadco's request, the Court entered a Temporary Restraining Order barring Bandag, Treadco's former officers J.J. Seiter, Ronald W. Toothaker, and Ronald W. Hawks and Bandag officers Martin
G. Carver and William Sweatman from soliciting or hiring Treadco's employees to work for Bandag or any of its franchisees, from diverting or soliciting Treadco's customers to buy from Bandag franchisees other than Treadco, and from disclosing or using any of Treadco's confidential information. On November 8, 1995, Bandag and the other named defendants asked the State Court to stop its proceedings, pending a decision by the United States District Court, Western District of Arkansas, on a Complaint to Compel Arbitration filed by Bandag in the Federal District Court on November 8, 1995. The Federal District Court ruled that under terms of Treadco's franchise agreements with Bandag, all of the issues involved in Treadco's lawsuit against Bandag were to be decided by arbitration. The arbitration hearing began September 21, 1998, and in December 1998, prior to the completion of the arbitration, Treadco entered into a settlement with Bandag, and certain of Bandag's current and former employees. Under the settlement terms, Treadco received a one-time payment of $9,995,000 in settlement of all the Company's claims. The settlement resulted in other income for Treadco of $9,124,000. The settlement payment was used to reduce Treadco's outstanding borrowings under its Revolving Credit Agreement.

NOTE M - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

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

The Company also sponsors other postretirement benefit plans that provide supplemental medical benefits, life insurance and accident and vision care to full-time officers of the Company. The plans are noncontributory, with the Company paying up to 80% of covered charges incurred by participants of the plan.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


The following is a summary of the changes in benefit obligations and plan assets for the defined benefit plans and other postretirement benefit plans:

                                                                    YEAR ENDED DECEMBER 31
                                                         PENSION BENEFITS             OTHER BENEFITS
                                                        1998          1997          1998          1997
                                                      ---------     ---------     ---------     ---------
                                                                         ($ thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ..........    $ 155,638     $ 146,073     $   6,534     $   5,533
Service cost .....................................        7,953         7,761            65            93
Interest cost ....................................       11,409        10,483           377           411
Amendments .......................................         (642)         --            --            --
Actuarial (gain) loss and other ..................       16,037         1,117          (787)        1,040
Benefits and expenses paid .......................       (9,514)       (9,796)         (559)         (542)
                                                      ---------     ---------     ---------     ---------
Benefit obligation at end of year ................      180,881       155,638         5,630         6,535
                                                      ---------     ---------     ---------     ---------



CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ...      175,003       158,492          --            --
Actual return on plan assets .....................       32,354        23,853          --            --
Employer contribution ............................        1,139         2,454           559           542
Benefits and expenses paid .......................       (9,514)       (9,796)         (559)         (542)
                                                      ---------     ---------     ---------     ---------
Fair value of plan assets at end of year .........      198,982       175,003          --            --
                                                      ---------     ---------     ---------     ---------



Funded status ....................................       18,101        19,365        (5,630)       (6,535)
Unrecognized net actuarial (gain) loss ...........       (1,056)          389           255         1,023
Unrecognized prior service cost ..................        1,067         1,181           819           951
Unrecognized net transition obligation (asset) ...          (53)          (57)        1,884         2,018
                                                      ---------     ---------     ---------     ---------
Prepaid (accrued) benefit cost ...................    $  18,059     $  20,878     $  (2,672)    $  (2,543)
                                                      =========     =========     =========     =========



On December 31, 1998, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $18.1 million included in other assets. On December 31, 1997, the net pension asset is reflected in the accompanying financial statements as an accrued liability of $.5 million and a noncurrent asset of $21.3 million included in other assets.

At December 31, 1998 and 1997, G.I. Trucking's Freight Handler's Retirement Plan had pension benefit obligations of $29.0 million and $25.1 million, respectively, and plan assets with a fair value of $27.5 million and $23.2 million, respectively.

At December 31, 1997, Treadco's defined benefit pension plan had pension benefit obligations of $3.7 million and plan assets with a fair value of $3.6 million.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


Assumptions used in determining net periodic benefit cost for the defined benefit plans and other postretirement benefit plans were:

                                                                       YEAR ENDED DECEMBER 31
                                            PENSION BENEFITS                                        OTHER BENEFITS
                                         1998             1997            1996             1998            1997            1996
                                     ------------     ------------    ------------     ------------    ------------    ------------


WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate .....................     6.9%              7.0%              7.1%             6.9%            7.0%            7.5%
Expected return on plan assets ....     10.0%         9.4% - 10.0%       8.0% - 9.0%          --              --              --
Rate of compensation increase .....  3.0% - 4.0%      3.0% - 4.0%           3.0%              --              --              --

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (in health care cost trend) is 9% for 1999 and 1998 and is assumed to decrease gradually to 5% in 2002 and later.

A summary of the components of net periodic benefit cost for the defined benefit plans and other postretirement plans follows:


                                                                           YEAR ENDED DECEMBER 31
                                                          PENSION BENEFITS                         OTHER BENEFITS
                                                   1998         1997         1996         1998         1997         1996
                                                 --------     --------     --------     --------     --------     --------
                                                                                ($ thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost ................................    $  7,953     $  7,761     $  8,025     $     65     $     93     $     68
Interest cost ...............................      11,409       10,483       11,028          377          411          321
Expected return on plan assets ..............     (16,842)     (14,645)     (17,324)        --           --           --
Transition (asset) obligation recognition ...          (4)          (4)          (4)         135          135          135
Amortization of prior service cost ..........          74          100          100          131          131         --
Recognized net actuarial loss (gain) ........       1,369          918        4,669          (19)         (70)         (35)
                                                 --------     --------     --------     --------     --------     --------
Net periodic benefit cost ...................       3,959        4,613        6,494          689          700          489
Multiemployer plans .........................      66,355       65,237       60,930         --           --           --
                                                 --------     --------     --------     --------     --------     --------
                                                 $ 70,314     $ 69,850     $ 67,424     $    689     $    700     $    489
                                                 ========     ========     ========     ========     ========     ========



The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 1998:

                                                                      1%         1%
                                                                   INCREASE    DECREASE
                                                                   --------------------
                                                                      ($ thousands)
Effect on total of service and interest cost components ....          63         (51)
Effect on postretirement benefit obligation ................         742        (612)

The Company has deferred compensation agreements with certain executives for which liabilities aggregating $2.2 million and $2.0 million as of December 31, 1998 and 1997, respectively, have been recorded.

The Company also has a supplemental benefit plan for the purpose of supplementing benefits under the Company's retirement plans. The plan will pay sums in addition to amounts payable under the retirement plans to eligible participants. Participation in the plan is limited to employees of the Company who are participants in the Company's retirement plans and who are also either participants in the Company's executive incentive plans or are designated as participants in the plan by the Company's Board of Directors. As of December 31, 1998 and 1997, the Company has liabilities of $2.5 million and $2.6 million,

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



respectively, for future costs under this plan reflected in the accompanying consolidated financial statements in other liabilities.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of WorldWay and its former subsidiaries. The Company has liabilities of $6.0 million and $6.3 million at December 31, 1998 and 1997, respectively, for future costs under this plan reflected as other liabilities in the accompanying consolidated financial statements. The Company has insurance policies on the participants in amounts which are sufficient to fund a substantial portion of the benefits under the plan.

The Company has various defined contribution plans which cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum, ranging by plan from 8% to 15% as provided in Section 401(k) of the Internal Revenue Code. The Company matches the participant contributions up to a specified limit ranging from 3% to 6% in 1998. The matching contributions may be made in cash or Company stock. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution plans totaled $1.8 million for 1998, $1.3 million for 1997 and $1.4 million for 1996.

In addition, the Company's union employees and union retirees are provided health care and other benefits through defined benefit multiemployer plans administered and funded based on the applicable labor agreement. The Company's obligation is determined based on the applicable labor agreement and does not extend directly to employees or retirees. The cost of such benefits cannot be readily separated between retirees and active employees. The aggregate contribution to the multiemployer health and welfare benefit plans totaled approximately $66.0 million, $67.0 million and $72.4 million for the years ended December 31, 1998, 1997, and 1996, respectively.

In 1995, the Company adopted a performance award program available to the officers of ABC. Units awarded will be initially valued at the closing price per share of the Company's common stock on the date awarded. The vesting provisions and the return on equity target will be set upon award. No awards have been granted under this program. Treadco has a similar performance award plan which, during 1995, 30,000 and 15,000 units were granted to Treadco's President and Executive Vice President, respectively. During 1998, Treadco awarded 855 and 428 units to its President and Executive Vice President, respectively.

NOTE N - OPERATING SEGMENT DATA

The Company used the "management approach" to determine its reportable operating segments as well as to determine the basis of reporting the operating segment information. The management approach focuses on financial information that the Company's decision-makers use to make decisions about operating matters. Management uses operating revenues, operating expense categories, operating ratios, operating income, and key operating statistics to evaluate performance and allocate resources to the Company's operating segments.

During the periods being reported on, the Company operated in six defined reportable operating segments: 1) ABF; 2) G.I. Trucking; 3) Cardinal (which was sold in July 1997); 4) Clipper Domestic; 5) Clipper International; and 6) Treadco. A discussion of the services from which each reportable segment derives its revenues is as follows:

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



ABF is headquartered in Fort Smith, Arkansas and is the fourth largest less-than-truckload ("LTL") motor carrier in the United States based on 1998 revenues as reported to the U.S. Department of Transportation ("D.O.T."). ABF provides direct service to over 98.7% of the cities in the United States having a population of 25,000 or more. ABF concentrates on long-haul transportation of general commodities freight, involving primarily LTL shipments.

G.I. Trucking is headquartered in La Mirada, California. G.I. Trucking is one of the five largest western states-based non-union regional LTL motor carriers. G.I. Trucking offers one- to three-day regional service through service centers and agents in the Western and Southwestern regions. G.I. provides transcontinental service through a partnership with three other regional carriers through three major hub terminals located throughout the Midwest and East Coast.

Cardinal, a truckload carrier serving primarily the Southeast and East, was sold by the Company in July 1997.

Clipper Domestic is headquartered in Lemont, Illinois. Clipper Domestic offers domestic intermodal freight services, utilizing a variety of transportation modes including rail, over-the-road and air.

Clipper International is headquartered in Lemont, Illinois as well. Clipper International provides international ocean freight services as a non-vessel operating common carrier.

Treadco is headquartered in Fort Smith, Arkansas. Treadco is the nation's largest independent tire retreader for the trucking industry and the fourth largest commercial truck tire dealer. Treadco operates in locations across the Southern, Southwestern, Midwestern and Western regions of the United States.

The Company's other business activities and operating segments that are not reportable include FleetNet America, Inc., a third-party, vehicle maintenance company; Arkansas Best Corporation, the parent holding company; and Transport Realty, Inc., a real estate subsidiary of the Company, as well as other subsidiaries.

The Company eliminates intercompany transactions in consolidation. However, the information used by the Company's management with respect to its reportable segments is before intersegment eliminations of revenues and expenses. Intersegment revenues and expenses are not significant.

Further classifications of operations or revenues by geographic location beyond the descriptions provided above is impractical, and is, therefore, not provided. The Company's foreign operations are not significant.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


The following tables reflect reportable operating segment information for the Company as well as a reconciliation of reportable segment information to the Company's consolidated operating revenues, operating expenses and operating income. The Company has restated its 1997 and 1996 reportable segment presentation to conform to the current year's segment presentation.

                                                                YEAR ENDED DECEMBER 31
                                                         1998            1997            1996
                                                      -----------     -----------     -----------
                                                                     ($ thousands)
OPERATING REVENUES

  ABF Freight System, Inc. .......................    $ 1,175,213     $ 1,154,252     $ 1,121,867
  G.I. Trucking Company ..........................        124,547         100,015          78,420
  Cardinal Freight Carriers, Inc. ................           --            39,366          74,623
  Clipper Domestic ...............................        122,528         138,811         133,375
  Clipper International ..........................         44,049          50,460          53,943
  Treadco, Inc. ..................................        181,293         161,276         144,154
  Other Revenues and eliminations ................          3,823            (502)         (2,047)
                                                      -----------     -----------     -----------
    Total consolidated operating revenues ........    $ 1,651,453     $ 1,643,678     $ 1,604,335
                                                      ===========     ===========     ===========



OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC ..........................
  Salaries and wages .............................    $   781,730     $   770,248     $   789,860
  Supplies and expenses ..........................        126,340         129,685         135,856
  Operating taxes and licenses ...................         37,010          39,320          44,416
  Insurance ......................................         19,889          20,370          25,400
  Communications and utilities ...................         14,258          14,457          16,640
  Depreciation and amortization ..................         25,967          24,766          33,169
  Rents and purchased transportation .............         98,206          89,987          77,669
  Other ..........................................          6,318           5,095           9,375
  (Gain) on sale of revenue equipment ............         (2,114)         (2,253)         (1,462)
                                                      -----------     -----------     -----------
                                                        1,107,604       1,091,675       1,130,923
                                                      -----------     -----------     -----------



G.I. TRUCKING COMPANY
  Salaries and wages .............................         58,847          48,180          41,954
  Supplies and expenses ..........................         10,643           9,480           8,743
  Operating taxes and licenses ...................          2,574           2,007           2,143
  Insurance ......................................          3,970           3,842           2,989
  Communications and utilities ...................          1,672           1,330           1,393
  Depreciation and amortization ..................          3,157           3,131           4,031
  Rents and purchased transportation .............         39,094          28,955          22,351
  Other ..........................................          3,025           2,509           2,204
  (Gain) on sale of revenue equipment ............            (66)            (25)             (6)
                                                      -----------     -----------     -----------
                                                          122,916          99,409          85,802
                                                      -----------     -----------     -----------



CARDINAL FREIGHT CARRIERS, INC ...................           --            37,279          70,262
                                                      -----------     -----------     -----------


Clipper Domestic
  Cost of services ...............................        107,386         118,859         114,892
  Selling, administrative and general ............         16,280          16,318          14,987
  (Gain) on sale of revenue equipment ............            (64)           --               (21)
                                                      -----------     -----------     -----------
                                                          123,602         135,177         129,858
                                                      -----------     -----------     -----------

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



                                                                         YEAR ENDED DECEMBER 31
                                                                    1998           1997            1996
                                                                -----------     -----------     -----------
                                                                               ($ thousands)
OPERATING EXPENSES AND COSTS (continued)

CLIPPER INTERNATIONAL
  Cost of services .........................................    $    35,804     $    40,399     $    43,601
  Selling, administrative and general ......................         11,756          11,585          12,682
                                                                -----------     -----------     -----------
                                                                     47,560          51,984          56,283
                                                                -----------     -----------     -----------



TREADCO, INC
  Cost of services .........................................        127,933         119,232         111,636
  Selling, administrative and general ......................         50,868          44,553          37,701
                                                                -----------     -----------     -----------
                                                                    178,801         163,785         149,337
                                                                -----------     -----------     -----------



Other expenses and eliminations ............................          4,560           1,461            (122)
                                                                -----------     -----------     -----------



    Total consolidated operating expenses and costs ........    $ 1,585,043     $ 1,580,770     $ 1,622,343
                                                                ===========     ===========     ===========



OPERATING INCOME (LOSS)
  ABF Freight System, Inc. .................................    $    67,609     $    62,577     $    (9,056)
  G.I. Trucking Company ....................................          1,631             606          (7,382)
  Cardinal Freight Carriers, Inc. ..........................           --             2,087           4,361
  Clipper Domestic .........................................         (1,074)          3,634           3,517
  Clipper International ....................................         (3,511)         (1,524)         (2,340)
  Treadco, Inc. ............................................          2,492          (2,509)         (5,183)
  Other and eliminations ...................................           (737)         (1,963)         (1,925)
                                                                -----------     -----------     -----------
    Total consolidated operating income (loss) .............    $    66,410     $    62,908     $   (18,008)
                                                                ===========     ===========     ===========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment:


                                                                      YEAR ENDED DECEMBER 31
                                                                  1998        1997        1996
                                                                --------    --------    --------
                                                                         ($ thousands)
IDENTIFIABLE ASSETS
  ABF Freight System, Inc. .................................    $406,430    $381,049    $418,688
  G.I. Trucking Company ....................................      39,859      28,240      31,381
  Cardinal Freight Carriers, Inc. ..........................        --          --        28,444
  Clipper Domestic .........................................      47,407      61,350      56,273
  Clipper International ....................................       6,360      10,038       6,750
  Treadco, Inc. ............................................     107,370     100,458     105,416
  Other and eliminations ...................................     103,178     117,204     181,229
                                                                --------    --------    --------
    Total consolidated assets ..............................    $710,604    $698,339    $828,181
                                                                ========    ========    ========



CAPITAL EXPENDITURES
  ABF Freight System, Inc. .................................    $ 58,364    $  6,761    $ 12,575
  G.I. Trucking Company ....................................      11,730         309         466
  Cardinal Freight Carriers, Inc. ..........................        --           652         838
  Clipper Domestic .........................................       2,805         128         148
  Clipper International ....................................          79          58         213
  Treadco, Inc. ............................................      11,205       4,334      22,986
  Other and eliminations ...................................       2,263       1,893       4,373
                                                                --------    --------    --------
    Total consolidated capital expenditures ................    $ 86,446    $ 14,135    $ 41,599
                                                                ========    ========    ========



DEPRECIATION AND AMORTIZATION EXPENSE
  ABF Freight System, Inc. .................................    $ 27,214    $ 26,185    $ 34,903
  G.I. Trucking Company ....................................       3,260       3,187       4,077
  Cardinal Freight Carriers, Inc. ..........................        --         1,899       3,574
  Clipper Domestic .........................................       1,408       1,872       1,650
  Clipper International ....................................         137         282         318
  Treadco, Inc. ............................................       6,902       6,334       5,113
  Other ....................................................       8,688      13,325      15,103
                                                                --------    --------    --------
    Total consolidated depreciation and amortization .......    $ 47,609    $ 53,084    $ 64,738
                                                                ========    ========    ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


NOTE O - FINANCIAL INSTRUMENTS

Interest Rate Instruments

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange floating interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently .625%). This instrument is not recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 1998, are as follows:

   Notional                                            Rate                         Rate                        Fair
    Amount                 Maturity                    Paid                        Received                   Value (2)
    -------                --------                    ----                        --------                   ---------
$110.0 million           April 1, 2005         5.845% Plus Credit Agreement     LIBOR rate (1)                $(3.8) million
                                               Margin (currently .625%)         Plus Credit Agreement
                                                                                Margin (currently .625%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month, and continues up to and including the maturity date.

(2) The fair value is an estimated amount the Company would have paid at December 31, 1998, to terminate the agreement.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments, for all financial instruments except for the interest rate swap agreement disclosed above:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

LONG-AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the WorldWay Subordinated Debentures, Treadco equipment debt and the corporate facility credit agreement (repaid in 1998) which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                                    1998                     1997
                                            CARRYING      FAIR      CARRYING      FAIR
                                             AMOUNT       VALUE      AMOUNT      VALUE
                                            --------------------------------------------
                                                        ($ thousands)

Cash and cash equivalents ..............    $  4,543    $  4,543    $  7,203    $  7,203
Short-term debt ........................    $  1,233    $  1,182    $  3,431    $  2,794
Long-term debt .........................    $161,371    $157,337    $173,847    $165,889

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



NOTE P - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                          1998             1997             1996
                                                      ------------     ------------     ------------
                                                            ($ thousands, except per share data)
NUMERATOR:
  Numerator for basic earnings per share --
   Net income (loss) .............................    $     28,675     $     15,347     $    (36,603)
   Preferred stock dividends .....................          (4,298)          (4,298)          (4,298)
                                                      ------------     ------------     ------------
  Numerator for basic earnings per share --
   net income (loss) available to
   common shareholders ...........................          24,377           11,049          (40,901)

  Effect of dilutive securities ..................           4,298             --               --
                                                      ------------     ------------     ------------


  Numerator for diluted earnings per share --
   net income (loss) available to
   common shareholders ...........................    $     28,675     $     11,049     $    (40,901)
                                                      ============     ============     ============



DENOMINATOR:
  Denominator for basic earnings per
   share -- weighted-average shares ..............      19,608,963       19,540,118       19,510,589

  Effect of dilutive securities:
   Employee stock options ........................         287,107          260,849             --
   Preferred stock ...............................       3,796,852             --               --
                                                      ------------     ------------     ------------


  Denominator for diluted earnings per
  share -- adjusted weighted-average
   shares and assumed conversions ................      23,692,922       19,800,967       19,510,589



NET INCOME (LOSS) PER COMMON SHARE
BASIC:
  Continuing operations ..........................    $       1.24     $       0.85     $      (1.98)
  Discontinued operations ........................            --              (0.29)           (0.12)
                                                      ------------     ------------     ------------
NET INCOME (LOSS) PER SHARE ......................    $       1.24     $       0.56     $      (2.10)
                                                      ============     ============     ============



AVERAGE COMMON SHARES
  OUTSTANDING  (BASIC) ...........................      19,608,963       19,540,118       19,510,589
                                                      ============     ============     ============


Diluted:
  Continuing operations ..........................    $       1.21     $       0.84     $      (1.98)
  Discontinued operations ........................            --              (0.28)           (0.12)
                                                      ------------     ------------     ------------
NET INCOME (LOSS) PER SHARE ......................    $       1.21     $       0.56     $      (2.10)
                                                      ------------     ------------     ------------


AVERAGE COMMON SHARES
  OUTSTANDING (DILUTED): .........................      23,692,922       19,800,967       19,510,589
                                                      ------------     ------------     ------------


CASH DIVIDENDS PAID PER COMMON SHARE .............    $       --       $       --       $        .01
                                                      ------------     ------------     ------------

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------



NOTE Q - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 1998 and 1997:

                                                                               1998
                                                                         THREE MONTHS ENDED
                                                   MARCH 31         JUNE 30        SEPTEMBER 30     DECEMBER 31
                                                 ------------     ------------     ------------     ------------
                                                             ($ thousands, except per share data)

Operating revenues ..........................    $    387,907     $    416,858     $    431,525     $    415,163
Operating expenses and costs ................         376,671          398,182          412,070          398,120
                                                 ------------     ------------     ------------     ------------


Operating income ............................          11,236           18,676           19,455           17,043
Other income (expense) - net ................          (4,998)          (6,238)          (5,738)           1,144
Income taxes ................................           2,620            5,037            5,624            8,624
                                                 ------------     ------------     ------------     ------------


Net income ..................................    $      3,618     $      7,401     $      8,093     $      9,563
                                                 ============     ============     ============     ============


Earnings per common share, basic: (1) .......    $        .13     $        .32     $        .36     $        .43
                                                 ------------     ------------     ------------     ------------
Average shares outstanding ..................      19,605,213       19,610,213       19,610,213       19,610,213
                                                 ============     ============     ============     ============

Earnings per common share, diluted: (2) .....    $        .13     $        .31     $        .34     $        .41
                                                 ------------     ------------     ------------     ------------
Average shares outstanding ..................      20,075,081       23,850,481       23,606,484       23,440,637
                                                 ============     ============     ============     ============



                                                                                        1997
                                                                                THREE MONTHS ENDED
                                                             MARCH 31          JUNE 30        SEPTEMBER 30     DECEMBER 31
                                                           ------------     ------------     ------------     ------------
                                                                        ($ thousands, except per share data)

Operating revenues ....................................    $    394,613     $    423,680     $    425,289     $    400,096
Operating expenses and costs ..........................         385,663          403,286          403,641          388,180
                                                           ------------     ------------     ------------     ------------

Operating income ......................................           8,950           20,394           21,648           11,916
Other expense - net ...................................          (8,514)          (9,188)            (991)          (3,857)
Income taxes (credit) .................................            (144)           4,930           11,399            3,204
                                                           ------------     ------------     ------------     ------------

Income from continuing operations .....................             580            6,276            9,258            4,855
Loss from discontinued operations .....................            (898)          (1,268)          (3,456)            --
                                                           ------------     ------------     ------------     ------------

Net income (loss) .....................................    $       (318)    $      5,008     $      5,802     $      4,855
                                                           ============     ============     ============     ============



Earnings (loss) per common share, basic: (1)
  Continuing operations ...............................    $       (.03)    $        .27     $        .42     $        .19
  Discontinued operations .............................            (.04)            (.07)            (.18)            --
                                                           ------------     ------------     ------------     ------------

Net income per share ..................................    $       (.07)    $        .20     $        .24     $        .19
                                                           ------------     ------------     ------------     ------------
Average shares outstanding ............................      19,504,473       19,504,473       19,556,633       19,594,880
                                                           ============     ============     ============     ============


Earnings (loss) per common share, diluted: (2)
  Continuing operations ...............................    $       (.03)    $        .26     $        .39     $        .19
  Discontinued operations .............................            (.04)            (.06)            (.15)            --
                                                           ------------     ------------     ------------     ------------

Net income per share ..................................    $       (.07)    $        .20     $        .24     $        .19
                                                           ------------     ------------     ------------     ------------
Average shares outstanding ............................      19,506,821       19,570,220       23,824,477       20,099,304
                                                           ============     ============     ============     ============

(1) Gives consideration to preferred stock dividends of $1.1 million per quarter.
(2) In the first quarter of 1998 and in the first, second and fourth quarters of 1997, consideration is given to preferred stock dividends of $1.1 million per quarter. In the second, third and fourth quarters of 1998 and in the third quarter of 1997, conversion of preferred shares into common is assumed.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
--------------------------------------------------------------------------------


NOTE R - SUBSEQUENT EVENTS

On January 22, 1999, the Company submitted a formal proposal to Treadco's Board of Directors under which the outstanding shares of Treadco's common stock not owned by the Company would be acquired for $9.00 per share in cash. The proposal has the support of Shapiro Capital Management Company, Inc., Treadco's largest independent stockholder, which beneficially owns 1,132,775 shares, or approximately 22% of the common stock of Treadco.

Treadco's Board will form a special committee of independent directors to consider the Company's proposal. The proposal to acquire the remaining outstanding shares of Treadco is subject to the approval of the Treadco Board's special committee and the negotiation of a definitive agreement, which will include customary conditions to closing.