Form 10-K405, Exhibit 13
period 1999-12-31
ARKANSAS BEST CORP /DE/
filed 2000-03-09
CIK 894405

                                   EXHIBIT 13





      Market for Registrant's Common Equity and Related Shareholder Matters

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

                                                                                                              CASH
                                                                              HIGH            LOW           DIVIDEND
                                                                           ----------     -----------       ---------
1999
   First quarter ......................................................    $    8.875     $     5.250       $      --
   Second quarter......................................................         9.938           7.000              --
   Third quarter.......................................................        13.750           9.688              --
   Fourth quarter......................................................        14.563          11.969              --

1998
   First quarter ......................................................    $   11.750     $     9.625       $      --
   Second quarter......................................................        11.625           8.750              --
   Third quarter.......................................................        10.375           5.000              --
   Fourth quarter......................................................         6.125           4.813              --


At February 18, 2000, there were 19,762,133 shares of the Company's Common Stock outstanding, which were held by 682 shareholders of record.

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

SELECTED FINANCIAL DATA



                                                                            YEAR ENDED DECEMBER 31
                                                          1999          1998           1997(4)         1996           1995(3)
                                                      ------------  ------------    ------------   ------------    ------------
                                                                     ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
   Operating revenues ..............................  $  1,721,586  $  1,607,403    $  1,593,218   $  1,550,392    $  1,384,357
   Operating income (loss) .........................       109,707        69,977          64,503        (15,673)        (18,767)
   Minority interest in Treadco, Inc.
     income (expense) ..............................           245        (3,257)          1,359          1,768          (1,297)
   Other expenses, net .............................         3,920         3,255           8,814          5,944           8,233
   Gain on sale of Cardinal Freight Carriers, Inc...            --            --           8,985             --              --
   Settlement of litigation (5) ....................            --         9,124              --             --              --
   Interest expense ................................        18,395        18,146          23,765         30,451          16,119
   Income (loss) from continuing
     operations before income taxes ................        87,637        54,443          42,268        (50,300)        (44,416)
   Provision (credit) for income taxes .............        36,455        23,192          20,086        (17,757)        (13,197)
   Income (loss) from continuing  operations .......        51,182        31,251          22,182        (32,543)        (31,219)
   Loss from discontinued
    operations, net of tax .........................          (786)       (2,576)         (6,835)        (4,060)         (1,573)
   Net income (loss) ...............................        50,396        28,675          15,347        (36,603)        (32,792)
   Income (loss) per common share
     from continuing operations (diluted) ..........          2.14          1.32            0.91          (1.89)          (1.82)
   Net income (loss) per common
     share (diluted) ...............................          2.11          1.21            0.56          (2.10)          (1.90)
   Cash dividends paid per
     common share (1) ..............................            --            --              --           0.01            0.04

BALANCE SHEET DATA:
   Total assets ....................................       731,929       707,330         693,649        823,492         959,447
   Current portion of long-term debt ...............        20,452        17,504          16,484         37,197          25,018
   Long-term debt (including capital leases
     and excluding current portion) ................       173,702       196,079         202,604        317,874         391,475

OTHER DATA:
   Gross capital expenditures (2) ..................        76,209        86,446          14,135         41,599          74,808
   Net capital expenditures (6) ....................        61,253        70,243         (23,775)       (23,713)         59,060
   Depreciation and amortization ...................        45,242        40,674          44,316         56,389          46,627
   Goodwill amortization ...........................         4,195         4,515           4,629          4,609           5,135
   Other amortization ..............................           324         2,420           4,139          3,740           1,044



(1) Cash dividends on the Company's Common Stock were indefinitely suspended by the Company as of the second quarter of 1996.

(2) Does not include revenue equipment placed in service under operating leases, which amounted to $21.9 million in 1997 and $24.6 million in 1995. There were no operating leases for revenue equipment entered into for 1999, 1998 and 1996. Does include purchases financed with capital leases.

(3) 1995 selected financial data reflects an acquisition effective August 12, 1995. In conjunction with the acquisition, assets with a fair value of $313 million were acquired and liabilities of approximately $252 million were assumed. Approximately $134 million in revenues for the period from August 12, 1995 to December 31, 1995 are included in the 1995 consolidated statements of operations generated by subsidiaries acquired as part of the acquisition.

(4) Selected financial data for 1997 reflects the sale of Cardinal on July 15, 1997 (see Note D to the Consolidated Financial Statements).

(5)   Income results from the settlement of Treadco, Inc. litigation (see
      Note L).

(6) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal transportation operations and truck tire retreading and new tire sales. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Treadco, Inc. ("Treadco"); Clipper Exxpress Company and related companies ("Clipper"); G.I. Trucking Company ("G.I. Trucking"); FleetNet America, LLC; and, until July 15, 1997, Cardinal Freight Carriers, Inc. ("Cardinal"). (See discussion below.)

See Note R to the Consolidated Financial Statements regarding the acquisition of non-ABC owned Treadco shares and subsequent merger resulting in Treadco becoming a wholly owned subsidiary of the Company. See Note A regarding the consolidation of Treadco in the Company's consolidated financial statements for 1998 and 1997. See Note C regarding the Company's discontinuation of its logistics segment and Clipper International. See Note D regarding the sale of Cardinal.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 1999, the FASB issued Statement No. 137, which deferred for one year the implementation date of FASB Statement No. 133. As a result, Statement No. 133 is effective for the Company in 2001. The Company is evaluating the impact the Statement will have on its financial statements and related disclosures.

YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company's information services affiliate, Data-Tronics Corp., completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company has incurred costs of approximately $1.7 million since 1996 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues. The Company will continue to monitor its critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any Year 2000 matters that may arise are addressed promptly.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

OPERATING SEGMENT DATA

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. The Company has restated its 1997 segment presentation to conform to the current year's segment presentation, which is in accordance with the requirements of FAS No. 131. Note N to the Consolidated Financial Statements contains additional information regarding the Company's operating segments.


                                                        YEAR ENDED DECEMBER 31
                                                 1999           1998           1997
                                               --------       --------       --------
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
    Salaries and wages ...................         64.1%          66.5%          66.7%
    Supplies and expenses ................         11.0           10.8           11.2
    Operating taxes and licenses .........          3.0            3.1            3.4
    Insurance ............................          1.6            1.7            1.8
    Communications and utilities .........          1.2            1.2            1.3
    Depreciation and amortization ........          2.4            2.2            2.1
    Rents and purchased transportation ...          8.0            8.4            7.8
    Other ................................          0.4            0.5            0.5
    Gain on sale of revenue equipment ....         (0.1)          (0.2)          (0.2)
                                               --------       --------       --------
                                                   91.6%          94.2%          94.6%
                                               ========       ========       ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


                                                     YEAR ENDED DECEMBER 31
                                                 1999         1998         1997
                                               --------     --------     --------
OPERATING EXPENSES AND COSTS - CONTINUED:

G.I. TRUCKING COMPANY
    Salaries and wages .....................       46.8%        47.2%        48.2%
    Supplies and expenses ..................        8.0          8.5          9.5
    Operating taxes and licenses ...........        2.4          2.1          2.0
    Insurance ..............................        2.7          3.2          3.8
    Communications and utilities ...........        1.3          1.3          1.3
    Depreciation and amortization ..........        2.6          2.5          3.1
    Rents and purchased transportation .....       32.3         31.4         29.0
    Other ..................................        2.5          2.6          2.5
    Gain on sale of revenue equipment ......       (0.1)        (0.1)          --
                                               --------     --------     --------
                                                   98.5%        98.7%        99.4%
                                               ========     ========     ========



CARDINAL FREIGHT CARRIERS, INC .............         --           --         94.7%
                                               ========     ========     ========

CLIPPER
    Cost of services .......................       85.9%        87.6%        85.6%
    Selling, administrative and general ....       12.8         13.4         11.8
    Gain on sale of revenue equipment ......         --         (0.1)          --
                                               --------     --------     --------
                                                   98.7%       100.9%        97.4%
                                               ========     ========     ========

TREADCO, INC ...............................
    Cost of services .......................       68.8%        70.6%        73.9%
    Selling, administrative and general ....       29.3         28.0         27.7
                                               --------     --------     --------
                                                   98.1%        98.6%       101.6%
                                               ========     ========     ========


OPERATING PROFIT (LOSS)

ABF Freight System, Inc. ...................        8.4%         5.8%         5.4%
G.I. Trucking Company ......................        1.5          1.3          0.6
Cardinal Freight Carriers, Inc. ............         --           --          5.3
Clipper ....................................        1.3         (0.9)         2.6
Treadco, Inc. ..............................        1.9          1.4         (1.6)


RESULTS OF OPERATIONS

1999 COMPARED TO 1998

Consolidated revenues from continuing operations of the Company for 1999 were $1,721.6 million compared to $1,607.4 million for 1998, representing an increase of 7.1% primarily due to increases in revenues for ABF, G.I. Trucking and Treadco, offset in part by declines in Clipper revenues. The Company's operating income from continuing operations increased 56.8% to $109.7 million for 1999 from $70.0 million for 1998. Increases in operating income from continuing operations are attributable to improved operations at ABF, G.I. Trucking, Clipper and Treadco, offset in part by increases in corporate incentive pay accruals reflected in the Company's "Other" segment. Income from continuing operations for 1999 was $51.2 million, or $2.14 per common share (diluted), compared to $31.3 million, or $1.32 per common share (diluted), for 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


The improvement in income from continuing operations for 1999, as compared to 1998, reflects primarily the improvements in operating income.

ABF FREIGHT SYSTEM, INC.

Effective January 1, 1999 and September 13, 1999, ABF implemented overall rate increases of 5.5% and 5.1%, respectively. ABF had a previous overall rate increase effective January 1, 1998 of 5.3%. ABF did not implement a rate increase on January 1, 2000. Revenues for 1999 increased 8.7% to $1,277.1 million from $1,175.2 million in 1998. ABF generated operating income for 1999 of $107.0 million compared to $67.6 million in 1998.

ABF's increase in revenue is due primarily to an increase in LTL revenue per hundredweight of 7.0% to $19.57 for 1999 compared to $18.29 in 1998, reflecting a continuing favorable pricing environment. ABF's revenue increase also results from an increase in LTL tonnage of 1.8% for 1999 compared to 1998. ABF implemented a fuel surcharge on July 7, 1999, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge represented 0.5% of revenue for 1999. There was no fuel surcharge in effect during 1998.

ABF's operating ratio improved to 91.6% for 1999 from 94.2% in 1998, as a result of the revenue yield improvements and increases in tonnage previously described and as a result of improvements in certain operating expense categories as follows:

Salaries and wages expense decreased as a percent of revenue by 2.4% for 1999 compared to 1998. The decrease is due in part to lower linehaul and dock labor costs due to retirements and a lower effective wage rate associated with more new hires, offset in part by an increase in incentive pay amounts. Wage rates for new hires increase to full-scale levels over a two-year period. In addition, the decrease in linehaul wages for 1999 is due in part to an increase in rail utilization for freight transportation. Rail usage increased to 18.3% of total miles for 1999 compared to 17.3% for 1998.

Supplies and expenses increased 0.2% as a percent of revenue for 1999 compared to 1998. This change is due primarily to higher diesel fuel prices, as described previously, which increased 14.0% on an average price-per-gallon basis when 1999 is compared to 1998. The previously mentioned fuel surcharge on revenue is intended to offset the fuel cost increase. In addition, trailer repair costs were higher due to ongoing trailer refurbishing and the installation of conspicuity tape to road and city trailers, in accordance with federal regulations. Such regulations require that the installation process be complete by June 1, 2001. As of December 31, 1999, the Company had completed the installation on approximately 90% of all road trailers and city trailers.

Depreciation and amortization increased 0.2% as a percent of revenue for 1999 compared to 1998. Increases in depreciation resulted from an increase in the number of road tractors under capital leases. A larger portion of ABF's road tractor fleet was under operating leases in 1998.

Rents and purchased transportation expense decreased 0.4% as a percent of revenue for 1999 compared to 1998, due primarily to declines in operating lease expense, reflecting ABF's replacement of road tractors under operating leases with road tractors under capital leases. This decrease was offset, in part, by the increase in rail utilization for 1999. As described above, ABF's rail usage increased during this period when compared to the same period in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


G.I. TRUCKING COMPANY

G.I. Trucking revenues increased 10.3% to $137.4 million for 1999 from $124.5 million during 1998. The revenue increase resulted from an increase in G.I. Trucking's tonnage of 8.6% in 1999 when compared to 1998 and an increase in revenue per hundredweight of 1.6% to $10.81 in 1999 from $10.63 in 1998. G.I. Trucking implemented a fuel surcharge during the last week of August 1999, based upon a West Coast average fuel index. The fuel surcharge represented 0.4% of revenue for 1999. There was no fuel surcharge in effect during 1998. G.I. Trucking implemented a general rate increase of 5.5% effective October 1, 1999.
G. I. Trucking's previous general rate increase was effective on November 1, 1998 and amounted to 5.5%.

G.I. Trucking's operating ratio improved to 98.5% for 1999 from 98.7% in 1998. The improvement results from yield improvements and changes in certain operating expenses as follows:

Salaries and wages expense declined 0.4% as a percent of revenue during 1999 as compared to 1998. The decrease is due to the improved productivity of the labor force and lower pension costs. In addition, a portion of salaries and wages expense is generally fixed in nature and declines as a percent of revenue with increases in revenue levels.

Supplies and expenses decreased 0.5% as a percent of revenue for 1999 compared to 1998. This decrease is due primarily to lower repair and maintenance costs on revenue equipment during 1999 compared to 1998, reflecting new equipment purchased during 1999 and 1998 to replace older equipment which required more maintenance. Improvements in these areas were offset in part by higher fuel costs, which increased in total dollars by 12.1% when 1999 is compared to 1998.

Operating taxes and licenses increased 0.3% as a percent of revenue for 1999 compared to 1998. This increase is due primarily to real estate taxes associated with the six new terminals opened during 1998. In addition, vehicle licenses and registration fees increased for 1999 as compared to 1998, due to G.I. Trucking's increase in fleet size of 75 tractors and 16 trailers during 1999.

Insurance expense decreased 0.5% as a percent of revenue for 1999 compared to 1998. This decrease is due primarily to favorable claims experience for bodily injury and property damage during 1999 as compared to 1998.

Rents and purchased transportation expenses increased 0.9% as a percent of revenue for 1999 as compared to 1998. This increase is due primarily to an increase in purchased transportation costs resulting from additional linehaul miles run in order to meet customer service needs. This increase is offset in part by a decline in terminal rent costs as a percent of revenue. This decline resulted from higher revenue levels and the fact that terminal rents are fixed in nature.

CLIPPER

Revenues for Clipper were $112.2 million for 1999, representing a decrease of 8.4% from 1998 revenues of $122.5 million. Beginning in the fourth quarter of 1997, Clipper was adversely affected by the service problems with the U.S. rail system. During the fourth quarter of 1998, Clipper experienced some improvements in the on-time service levels of its rail suppliers. In 1999, rail service continued to improve; however, in certain lanes, rail service was inconsistent. In addition, late in the third quarter of 1999, heavy rains and flooding from Hurricane Floyd added to the rail delays and equipment shortages on the East Coast. Revenue from intermodal shipments decreased 0.6% for 1999 compared to 1998. This decline resulted primarily from business lost as a result of inconsistent rail service in 1998. Clipper is aggressively trying to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED
--------------------------------------------------------------------------------


regain this business but is faced with competition from truckload carriers and other rail service providers. Clipper experienced a decline of 5.7% in the number of LTL shipments from 1998 to 1999. The declines in LTL shipments resulted from management's decision to concentrate on metro-to-metro, long-haul lanes, resulting in the elimination of certain unprofitable lanes and from an emphasis on improving Clipper's account profile. In addition, LTL business levels were negatively impacted by heavy snowfall in the Chicago, Illinois area in January 1999.

Although Clipper's revenues declined for the 1999 year from 1998, for the fourth quarter 1999, Clipper's revenues increased 8.8% from fourth quarter 1998. Clipper experienced some success in regaining intermodal customers lost, with intermodal revenues increasing 31.1% for the fourth quarter of 1999 compared to the fourth quarter of 1998. LTL revenues were down only slightly, 0.8%, for fourth quarter 1999 from the same period in 1998, which is an improvement over the LTL revenue declines experienced in previous 1999 quarters.

Clipper's operating ratio improved to 98.7% for 1999 from 100.9% in 1998. Clipper's operating ratio improvements result from the elimination of certain unprofitable lanes, higher percentages of rail utilization of 59.3% for 1999 compared to 50.9% for 1998 and cost reductions implemented because of lower revenue levels.

TREADCO, INC.

Revenues for Treadco increased 2.9% to $186.6 million for 1999, compared to $181.3 million for 1998. For 1999, "same store" sales increased 2.7% compared to 1998. "New store" sales accounted for 0.2% of the increase from 1998. "Same store" sales include locations that have been in existence for the entire periods presented. "New store" sales resulted from the addition of two new sales-only locations. Revenues from retreading for 1999 were $70.7 million, representing a decrease of 0.2% from $70.8 million in 1998. Retread revenues for 1999 were lower due to a decrease in units sold of approximately 3.0% from the same period in 1998. This decrease was offset by an increase in the average sales price per unit of approximately 3.0% from the same period in 1998. Declines in retread units sold result from less customer demand and a more competitive marketplace. Revenues from new tires increased 2.9% to $94.2 million in 1999 from $91.6 million during 1998, due to a 4.0% increase in unit sales from 1998, offset in part by a 1.0% decrease in the sales price per unit. The decrease in the sales price per unit primarily is a result of lower commissions received from new tire manufacturers for new tires sold on national accounts. Service revenues for 1999 increased 14.5% to $21.6 million from $18.9 million in 1998. Treadco continues to emphasize service by adding service equipment and personnel.

Treadco's operating ratio improved to 98.1% in 1999, from 98.6% during 1998. Improvements in Treadco's operating ratio result from improvements in retread and new tire margins which are reflected in cost of sales as a 1.8% of revenue improvement, offset by an increase in selling, administrative and general expenses of 1.3% of revenue. New tire margins improved approximately 0.6%, primarily as a result of a one-time volume discount from a new tire supplier for August and September purchases. Retread margins improved as a result of an increase in the average sales price per unit. Selling, administrative and general expenses increased primarily as a result of higher salaries and wages due to increased salesmen's commissions and increased service and inventory control personnel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

OTHER OPERATING LOSS

The operating loss for the "other" category increased $3.7 million for 1999 compared to 1998, due primarily to increases in corporate incentive pay accruals.

INTEREST

Interest expense was $18.4 million for 1999 compared to $18.1 million for 1998, due primarily to an increase in interest expense accruals related to pending Internal Revenue Service ("IRS") examinations (see Note G) offset by reductions in interest expense associated with lower debt levels.

INCOME TAXES

The difference between the effective tax rate for 1999 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill, minority interest, nondeductible tender offer response costs incurred by Treadco (see Note R) and other nondeductible expenses (see Note G).

At December 31, 1999, the Company had deferred tax assets of $26.7 million, net of a valuation allowance of $1.1 million, and deferred tax liabilities of $44.7 million. The Company believes that the benefits of the deferred tax assets of $26.7 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $44.7 million and the presence of significant taxable income in 1999 and 1998. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations.


Management intends to evaluate the realizability of deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.


ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts decreased $1.3 million from December 31, 1998 to December 31, 1999 due to improved collection procedures resulting in an improved accounts receivable aging, primarily at ABF.

PREPAID EXPENSES

Prepaid expenses decreased $5.3 million from December 31, 1998 to December 31, 1999, due primarily to a $2.4 million claims payment from a prepaid claims deposit account. In addition, a one-time payment for ABF contractual employees paid in August 1998 that was being amortized on a monthly basis, with a balance of $1.7 million at December 31, 1998, became fully amortized in March 1999.

GOODWILL

The Company's assets include goodwill, net of amortization, of $109.4 million, representing 14.9% of total assets and 49.5% of total shareholders' equity. Goodwill includes $68.6 million (with a remaining life of 29 years), resulting from a 1988 leveraged buyout transaction and $40.8 million (with a remaining life of 25 years), resulting from the 1994 acquisition of Clipper. The Company's accounting policy for reviewing the carrying amount of its goodwill for impairment is reflected in Note B to the Consolidated Financial Statements. No indications of impairment existed at December 31, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

OTHER ASSETS

Other assets increased $5.5 million from December 31, 1998 to December 31, 1999, due primarily to increases in prepaid benefit costs related to the Company's defined benefit pension plans (see Note M).

OTHER LIABILITIES

Other liabilities increased $9.2 million from December 31, 1998 to December 31, 1999, as a result of increases in supplemental pension plan liabilities, deferred compensation plan liabilities, voluntary savings plan liabilities (see Note M), and increases in liabilities for interest associated with IRS examinations (see Note G).

1998 COMPARED TO 1997

Consolidated revenues from continuing operations of the Company for 1998 were $1,607.4 million compared to $1,593.2 million for 1997, representing a slight increase of 0.9%, primarily due to increases in revenues for ABF, G.I. Trucking and Treadco, offset in part by declines in Clipper revenues. The Company's operating income from continuing operations increased 8.5% to $70.0 million for 1998 from $64.5 million for 1997. Increases in operating income from continuing operations are attributable to improved operations at ABF, G.I. Trucking and Treadco. Operating income from continuing operations for 1998 was adversely impacted by the operating losses at Clipper. Income from continuing operations for 1998 was $31.3 million, or $1.32 per common share (diluted), compared to $22.2 million, or $0.91 per common share (diluted), for 1997. The improvement in income from continuing operations for 1998, as compared to 1997, reflects the improvement in operating income, along with lower interest cost due to reductions in outstanding debt and lower interest rates. In addition, non-operating income for 1998 includes $9.1 million of income from Treadco's settlement of litigation (see Note L).

ABF FREIGHT SYSTEM, INC.

Effective January 1, 1998 and 1997, ABF implemented overall rate increases of 5.3% and 5.5% respectively. Revenues for 1998 increased 1.8% to $1,175.2 million from $1,154.3 million in 1997. Operating income for 1998 improved 8.0% to $67.6 million from $62.6 million in 1997.

ABF's revenue increased due to an increase in LTL revenue per hundredweight for 1998 of 3.7% to $18.29 from $17.65 in 1997. ABF experienced a generally favorable pricing environment during 1998, as it had in 1997. Total revenue increased despite a decline in tonnage during 1998 of 1.4% compared to 1997. Tonnage declines reflect some freight diversions caused by customer concerns regarding labor contract negotiations in the first quarter of 1998. Tonnage declines also reflect additional business handled during the UPS strike in the third quarter of 1997. Per-day tonnage declines by quarter for 1998 compared to 1997, beginning with the first quarter, were 1.8%, 1.5%, 2.1% and 0.3%, respectively.

The International Brotherhood of Teamsters ("IBT") voted in favor of a new five-year labor contract on April 9, 1998. The contract was effective April 1, 1998. The contract provided for an average annual wage and benefit increase of approximately 2.3%, including a lump-sum payment of $750 for the first contract year for all active employees who are IBT members. The lump-sum payment was amortized over the first twelve months of the contract period.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

Salaries and wages expense decreased 0.2% as a percent of revenue during 1998. Salaries and wages increased due to a $750 lump-sum payment made to contractual employees of ABF, which was amortized monthly over the contract period. This increase was offset by lower costs for labor and paid time off for vacations and holidays, due in part to an increase in utilization of rail for freight transportation. Rail usage increased to 17.3% of total miles in 1998 from 13.6% in 1997.

Decreases during 1998 in supplies and expenses (0.4%) and operating taxes and licenses (0.3%) as a percent of revenue primarily reflect decreases in the cost of fuel, due to a 21.1% decline in the average price per gallon of fuel from 1997. In addition, consumption of fuel was reduced due to better average tractor miles per gallon. Fuel taxes declined due to favorable audit experience, as well as lower consumption.

As described above, ABF's rail usage increased during 1998. Rents, which include purchased transportation, increased 0.6% as a percent of revenue, primarily due to increased rail usage. This increase was offset in part by declines in operating lease expense, reflecting ABF's reduction in leased road and city tractors. Certain of the leased tractors were replaced with tractors acquired under capital leases during 1998.

G.I. TRUCKING COMPANY

G.I. Trucking implemented a general rate increase of 5.5% on November 1, 1998. Total G.I. Trucking revenues increased 24.5% to $124.5 million from $100.0 million in 1997. Revenue increases resulted from an increase of 1.7% in G.I. Trucking's revenue per hundredweight to $10.63 and tonnage increases of 22.4% compared to the same period in 1997. G.I. Trucking expanded its operations during 1998, opening new terminal locations in Oklahoma City, OK; Tulsa, OK; Albuquerque, NM; El Paso, TX; and Kansas City, KS. G.I. Trucking also added a southern California facility to relieve congestion at its La Mirada, CA distribution center.

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

Supplies and expenses decreased 1.0% as a percent of revenue during 1998, due primarily to declines in diesel fuel prices from 1997. In addition, repair and maintenance costs on revenue equipment were lower in 1998, reflecting new equipment purchased during the year to replace older equipment which requires more maintenance.

Insurance expense declined 0.6% as a percent of revenue during 1998. This improvement was due primarily to a decrease in liability insurance rates.

G.I. Trucking has handled its increased level of business in part by utilizing a higher level of purchased transportation relative to previous periods. As a result, rents, which include purchased transportation, increased 2.4% as a percent of revenue during 1998. While rents increased, total depreciation and amortization decreased 0.6% as a percent of revenue during 1998, reflecting the increase in purchased transportation. This overall decrease in depreciation as a percent of revenue is net of additional depreciation related to 1998 capital expenditures. During the year, G.I. Trucking purchased 114 new tractors and 253 new trailers.

CLIPPER

Revenues from Clipper decreased 11.7% to $122.5 million in 1998 from $138.8 million in 1997. Since the fourth quarter of 1997, Clipper had been adversely affected by service problems with the U.S. rail system. During the fourth quarter of 1998, Clipper experienced some improvements in the on-time service levels of its rail suppliers. However, rail service remained inconsistent and had not returned to acceptable levels across all lanes. Primarily as a result of the rail service problems, intermodal shipments declined 24.2% for the year

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

ended December 31, 1998 compared to the same period in 1997. Clipper also experienced a decline of 3.5% in the number of LTL shipments during 1998. The decline in LTL shipments resulted from management's decision to move away from heavier, less profitable shipments along with some impact of rail service problems.

Clipper's operating ratio increased to 100.9% for 1998 from 97.4% for 1997.

Declines in the number of intermodal shipments caused Clipper to fall below the volume levels necessary to receive volume rebates from the railroads during 1998. Also, rail service problems caused Clipper to utilize more expensive over-the-road transportation services. In addition, Clipper experienced an increase in basic rail transportation costs when 1998 is compared to 1997. These increases resulted in a 2.0% increase in cost of services as a percent of revenue during 1998. Clipper's operating ratio also reflects a 1.6% increase in selling, administrative and general costs as a percent of revenue during 1998. Selling, administrative and general costs are primarily fixed in nature and increase as a percentage of revenue with a decline in revenue levels.

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

Treadco's operating ratio improved to 98.6% for 1998 from 101.6% for 1997. The decrease in cost of services of 3.3%, as a percent of revenue, resulted primarily from improved casing costs, inventory controls, and lower overhead costs, reflecting greater capacity utilization. The increase in selling, administrative and general costs of 0.3%, as a percent of revenue, resulted primarily from the implementation of a gross profit-based compensation plan for salesmen effective January 1, 1998.

INTEREST

Interest expense was $18.1 million for 1998 compared to $23.8 million for 1997, primarily due to lower interest rates and some reductions in average outstanding debt. The average interest rate on the Company's Revolving Credit Agreement was 7.2% on January 1, 1998 and 6.4% on December 31, 1998.

INCOME TAXES

The difference between the effective tax rate for 1998 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill, minority interest and other nondeductible expenses (see Note G).

The difference between the effective tax rate for 1997 and the federal statutory rate resulted from state income taxes, amortization of goodwill, minority interest and other nondeductible expenses. In addition, income tax expense for 1997 exceeded the expected amount because of $3.5 million in taxes attributable to a lower tax

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


basis than accounting basis in Cardinal. The basis difference resulted from goodwill of approximately $9.5 million allocated to Cardinal as a result of purchase accounting for a 1995 acquisition, which included Cardinal (see Note
G).

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for 1999 was $114.4 million compared to $72.3 million for 1998. The increase is due primarily to the improvement in operating results, net income, decreases in prepaid expenses and increases in accrued and other liabilities for 1999 compared to 1998. Cash provided by operations, proceeds from assets sales of $14.5 million and borrowings were used to purchase revenue equipment and other property and equipment in the amount of $50.1 million, to purchase the non-ABC owned shares of Treadco for $23.7 million and to pay down outstanding debt during 1999. During 1998, cash provided by operations and proceeds from the sale of assets of $16.4 million were used to purchase revenue equipment and other assets in the amount of $60.9 million.

The Company is party to a $250 million credit agreement (the "Credit Agreement") with Societe Generale as Administrative Agent and with Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A., as Co-Documentation Agents. The Credit Agreement provides for up to $250 million of revolving credit loans (including letters of credit) and extends through 2003.

At December 31, 1999, there were $101.3 million of Revolver Advances and approximately $22.2 million of letters of credit outstanding. At December 31, 1999, the Company had approximately $126.5 million of borrowing availability under the Credit Agreement. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, disposition of assets and capital expenditures, and require the Company to meet certain quarterly financial ratio tests. As of December 31, 1999, the Company was in compliance with the covenants.

The Company is party to an interest rate swap on a notional amount of $110 million. The purpose of the swap is to limit the Company's exposure to increases in interest rates on $110 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which at December 31, 1999 was 0.625% and is currently 0.50% (see Notes H and O).

Since January 1, 1999, the Company has entered into $26.1 million in capital lease obligations for the purchase of revenue equipment.

At December 31, 1998, Treadco was a party to a revolving credit facility with Societe Generale (the "Treadco Credit Agreement"), providing for borrowings up to the lesser of $20 million or the applicable borrowing base. The Treadco Credit Agreement was terminated on June 25, 1999.

The following table sets forth the Company's historical capital expenditures (net of equipment trade-ins) for the periods indicated below. Proceeds from the sale of property and equipment have not been netted against the capital expenditures:

                                                       YEAR ENDED DECEMBER 31
                                                     1999       1998       1997
                                                   --------   --------   --------
                                                           ($ thousands)
CAPITAL EXPENDITURES
   ABF Freight System, Inc. ....................   $ 49,342   $ 58,364   $  6,761
   G.I. Trucking Company .......................      7,946     11,730        309
   Cardinal Freight Carriers, Inc. .............         --         --        652
   Clipper .....................................      5,309      2,805        128
   Treadco, Inc. ...............................      9,801     11,205      4,334
   Other and eliminations ......................      3,811      2,342      1,951
                                                   --------   --------   --------
      Total consolidated capital expenditures ..   $ 76,209   $ 86,446   $ 14,135
                                                   ========   ========   ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

The amounts presented in the table include equipment purchases financed with capital leases of $26.1 million, $25.6 million, and $2.6 million in 1999, 1998 and 1997, respectively.

In 2000 the Company forecasts total spending of $85.0 to $95.0 million for capital expenditures net of proceeds from equipment sales. Of the $85.0 to $95.0 million, ABF is budgeted for $63.0 to $73.0 million to be used primarily for revenue equipment and facilities. Treadco is budgeted for approximately $4.0 million of expenditures to be used primarily for retreading and service equipment and facilities and G.I. Trucking is budgeted for approximately $10.0 million of expenditures to be used primarily for revenue equipment. Clipper is budgeted for approximately $4.0 million of expenditures to be used primarily for revenue equipment.

Management believes, based upon the Company's current levels of operations, the Company's cash, capital resources, borrowings available under the Credit Agreement and cash flow from operations will be sufficient to finance current and future operations and meet all present and future debt service requirements, as well as fund its commitment to purchase $30.9 million in revenue equipment (see Note K).

SEASONALITY

ABF and G.I. Trucking are affected by seasonal fluctuations, which affect tonnage to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Clipper's operations are similar to operations at ABF and G.I. Trucking with revenues being weaker in the first quarter and stronger during the months of September and October. Treadco's operations are somewhat seasonal with the third quarter of the calendar year generally having the highest levels of sales.

ENVIRONMENTAL MATTERS

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 78 underground tanks located in 27 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company. Environmental regulations have been adopted by the United States Environmental Protection Agency ("EPA") that required the Company to upgrade its underground tank systems by December 1998. The Company successfully completed the upgrades prior to December 31, 1998.

The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $300,000 over the last ten years), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 1999, the Company has accrued approximately $2.7 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

Statements contained in the Management's Discussion and Analysis section of this report that are not based on historical facts are "forward-looking statements." Terms such as "estimate," "expect," "predict," "plan," "anticipate," "believe," "intend," "should," "would," "scheduled," and similar expressions and the negatives of such terms are intended to identify forward-looking statements. Such statements are by their nature subject to uncertainties and risk, including but not limited to union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Arkansas Best's subsidiaries; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology, the timing and amount of capital expenditures; the accuracy of assessments and estimates relating to Year 2000 computer issues; competitive initiatives and pricing pressures; general economic conditions; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's SEC public filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange floating interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently 0.50%). This instrument is not recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 1999, are as follows:

        NOTIONAL                                 RATE                             RATE                      FAIR
         AMOUNT            MATURITY              PAID                           RECEIVED                  VALUE (2)
         ------            --------              ----                           --------                  ---------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate (1)              $5.0 million
                                         Margin (currently 0.50%)            Plus Credit Agreement
                                                                             Margin (currently 0.50%)


(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have received at December 31, 1999 to terminate the agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above.

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the Subordinated Debentures and Treadco equipment debt, which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                          1999                 1998
                                 CARRYING     FAIR     CARRYING     FAIR
                                  AMOUNT      VALUE     AMOUNT      VALUE
                                 --------   --------   --------   --------
                                               ($ thousands)
Cash and cash equivalents ....   $  4,319   $  4,319   $  4,543   $  4,543
Short-term debt ..............   $  1,166   $  1,080   $  1,233   $  1,182
Long-term debt ...............   $135,780   $132,648   $161,371   $157,337

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 1999, outstanding debt obligations under the Credit Agreement periodically exceeded $110.0 million. The Company's highest borrowings during 1999 reached $140.2 million, and the average borrowings during the year were $122.0 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings.

--------------------------------------------------------------------------------

The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF and G. I. Trucking based on increases in diesel fuel prices compared to relevant indexes.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to less than 1% of total revenues for 1999. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 1999 or 1998.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS






Shareholders and Board of Directors
Arkansas Best Corporation



We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                                               Ernst & Young LLP



Little Rock, Arkansas
January 19, 2000

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                     DECEMBER 31
                                                                 1999           1998
                                                              ----------     ----------
                                                                    ($ thousands)
ASSETS

CURRENT ASSETS
   Cash and cash equivalents ............................     $    4,319     $    4,543
   Trade receivables less allowances
     (1999--$5,775,000; 1998--$7,051,000) ...............        187,837        166,520
   Inventories ..........................................         33,050         33,150
   Prepaid expenses .....................................          7,428         12,700
   Deferred income taxes ................................          7,231            874
   Assets of discontinued operations ....................             --          3,546
   Other ................................................          3,234          5,467
                                                              ----------     ----------
      TOTAL CURRENT ASSETS ..............................        243,099        226,800

PROPERTY, PLANT AND EQUIPMENT
   Land and structures ..................................        222,421        218,250
   Revenue equipment ....................................        292,493        256,474
   Manufacturing equipment ..............................         15,851         17,506
Service, office and other equipment .....................         82,508         73,891
   Leasehold improvements ...............................         10,520          9,484
                                                              ----------     ----------
                                                                 623,793        575,605
   Less allowances for depreciation and amortization ....        286,699        255,732
                                                              ----------     ----------
                                                                 337,094        319,873

OTHER ASSETS ............................................         39,154         33,598

ASSETS HELD FOR SALE ....................................          3,197          2,084

GOODWILL, less amortization
   (1999 -- $36,365,000; 1998 -- $36,740,000) ...........        109,385        124,975
                                                              ----------     ----------
                                                              $  731,929     $  707,330
                                                              ==========     ==========

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                  DECEMBER 31
                                                                              1999           1998
                                                                           ----------     ----------
                                                                                ($ thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY



CURRENT LIABILITIES
   Bank overdraft and drafts payable .................................     $   16,187     $   19,830
   Trade accounts payable ............................................         76,597         69,983
   Accrued expenses ..................................................        160,469        145,432
   Federal and state income taxes ....................................          8,434          8,179
   Current portion of long-term debt .................................         20,452         17,504
                                                                           ----------     ----------
      TOTAL CURRENT LIABILITIES ......................................        282,139        260,928

LONG-TERM DEBT, less current portion .................................        173,702        196,079

OTHER LIABILITIES ....................................................         29,845         20,577

DEFERRED INCOME TAXES ................................................         25,191         22,319

MINORITY INTEREST IN TREADCO, INC ....................................             --         33,512

SHAREHOLDERS' EQUITY
   Preferred stock, $.01 par value, authorized 10,000,000 shares;
      issued and outstanding 1,495,000 shares ........................             15             15
   Common stock, $.01 par value, authorized 70,000,000 shares;
      issued and outstanding 1999:  19,752,333 shares;
      1998: 19,610,213 shares ........................................            197            196
   Additional paid-in capital ........................................        194,155        193,117
   Retained earnings (deficit) .......................................         26,685        (19,413)
   Accumulated other comprehensive income ............................             --             --
                                                                           ----------     ----------
      TOTAL SHAREHOLDERS' EQUITY .....................................        221,052        173,915

COMMITMENTS AND CONTINGENCIES.........................................
                                                                           ----------     ----------
                                                                           $  731,929     $  707,330
                                                                           ==========     ==========


                 The accompanying notes are an integral part of
                     the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                     YEAR ENDED DECEMBER 31
                                                                               1999            1998            1997
                                                                           ------------    ------------    ------------
                                                                                 ($ thousands, except per share data)
OPERATING REVENUES
   Transportation operations ...........................................   $  1,537,271    $  1,428,421    $  1,434,306
   Tire operations .....................................................        184,315         178,982         158,912
                                                                           ------------    ------------    ------------
                                                                              1,721,586       1,607,403       1,593,218
                                                                           ------------    ------------    ------------

OPERATING EXPENSES AND COSTS
   Transportation operations ...........................................      1,430,294       1,360,261       1,366,919
   Tire operations .....................................................        181,585         177,165         161,796
                                                                           ------------    ------------    ------------
                                                                              1,611,879       1,537,426       1,528,715
                                                                           ------------    ------------    ------------
OPERATING INCOME .......................................................        109,707          69,977          64,503

OTHER INCOME (EXPENSE)
   Net gains (losses) on sales of property
      and non-revenue equipment ........................................            871           1,694          (3,534)
   Gain on sale of Cardinal Freight Carriers, Inc. .....................             --              --           8,985
   Settlement of litigation ............................................             --           9,124              --
   Interest expense ....................................................        (18,395)        (18,146)        (23,765)
   Minority interest in Treadco, Inc. ..................................            245          (3,257)          1,359
   Other, net ..........................................................         (4,791)         (4,949)         (5,280)
                                                                           ------------    ------------    ------------
                                                                                (22,070)        (15,534)        (22,235)
                                                                           ------------    ------------    ------------

INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES ................................................         87,637          54,443          42,268

FEDERAL AND STATE INCOME TAXES
   Current .............................................................         33,327          21,245           3,715
   Deferred ............................................................          3,128           1,947          16,371
                                                                           ------------    ------------    ------------
                                                                                 36,455          23,192          20,086
                                                                           ------------    ------------    ------------

INCOME FROM CONTINUING OPERATIONS ......................................         51,182          31,251          22,182
                                                                           ------------    ------------    ------------

DISCONTINUED OPERATIONS:
   Loss from discontinued operations (net of tax benefits
     of $472, $1,287 and $2,173 for the years ended December 31, 1999,
     1998, and 1997, respectively) .....................................           (786)         (2,576)         (3,742)
   Loss on disposal of discontinued operations
     (net of tax benefits of $605) .....................................             --              --          (3,093)
                                                                           ------------    ------------    ------------
LOSS FROM DISCONTINUED OPERATIONS ......................................           (786)         (2,576)         (6,835)
                                                                           ------------    ------------    ------------

NET INCOME .............................................................         50,396          28,675          15,347
   Preferred stock dividends ...........................................          4,298           4,298           4,298
                                                                           ------------    ------------    ------------

NET INCOME FOR COMMON SHAREHOLDERS .....................................   $     46,098    $     24,377    $     11,049
                                                                           ============    ============    ============

NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations ...............................................   $       2.38    $       1.37    $       0.91
   Discontinued operations .............................................          (0.04)          (0.13)          (0.35)
                                                                           ------------    ------------    ------------
NET INCOME PER SHARE ...................................................   $       2.34    $       1.24    $       0.56
                                                                           ============    ============    ============
DILUTED:
   Continuing operations ...............................................   $       2.14    $       1.32    $       0.91
   Discontinued operations .............................................          (0.03)          (0.11)          (0.35)
                                                                           ------------    ------------    ------------
NET INCOME PER SHARE ...................................................   $       2.11    $       1.21    $       0.56
                                                                           ============    ============    ============

CASH DIVIDENDS PAID PER COMMON SHARE ...................................   $         --    $         --    $         --
                                                                           ============    ============    ============


                 The accompanying notes are an integral part of
                     the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                  ACCUMULATED
                                                                         ADDITIONAL  RETAINED        OTHER
                                                    PREFERRED    COMMON    PAID-IN   EARNINGS     COMPREHENSIVE      TOTAL
                                                      STOCK      STOCK     CAPITAL   (DEFICIT)   INCOME (LOSS)(1)    EQUITY
                                                    ---------  ---------  ---------  ---------   ----------------   ---------
                                                                                ($ thousands)
BALANCES AT JANUARY 1, 1997 ......................  $      15  $     195  $ 192,328  $ (54,837)  $           (271)  $ 137,430

   Net income ....................................         --         --         --     15,347                 --      15,347
                                                                                                                    ---------
      Comprehensive income .......................                                                                     15,347
                                                                                                                    ---------
   Issuance of common stock ......................         --          1        582         --                 --         583
   Dividends paid ................................         --         --         --     (4,298)                --      (4,298)
                                                    ---------  ---------  ---------  ---------   ----------------   ---------

BALANCES AT DECEMBER 31, 1997 ....................         15        196    192,910    (43,788)              (271)    149,062

   Net income ....................................         --         --         --     28,675                 --      28,675
   Adjustment to minimum pension liability .......         --         --         --         (2)               271         269
                                                                                                                    ---------
      Comprehensive income .......................                                                                     28,944
                                                                                                                    ---------
   Tax effect of stock options exercised .........         --         --        118         --                 --         118
   Issuance of common stock ......................         --         --         89         --                 --          89
   Dividends paid ................................         --         --         --     (4,298)                --      (4,298)
                                                    ---------  ---------  ---------  ---------   ----------------   ---------

BALANCES AT DECEMBER 31, 1998 ....................         15        196    193,117    (19,413)                --     173,915

   Net income ....................................         --         --         --     50,396                 --      50,396
                                                                                                                    ---------
        Comprehensive income .....................                                                                     50,396
                                                                                                                    ---------
   Tax effect of stock options exercised .........         --         --          7         --                 --           7
   Issuance of common stock ......................         --          1      1,031         --                 --       1,032
   Dividends paid ................................         --         --         --     (4,298)                --      (4,298)
                                                    ---------  ---------  ---------  ---------   ----------------   ---------

BALANCES AT DECEMBER 31, 1999 ....................  $      15  $     197  $ 194,155  $  26,685   $             --   $ 221,052
                                                    =========  =========  =========  =========   ================   =========


                 The accompanying notes are an integral part of
                     the consolidated financial statements.


(1) Net of tax benefits of $0.1 million.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                         YEAR ENDED DECEMBER 31
                                                                     1999         1998         1997
                                                                  ----------   ----------   ----------
                                                                             ($ thousands)
OPERATING ACTIVITIES
   Net income ..................................................  $   50,396   $   28,675   $   15,347
   Adjustments to reconcile net income
     to net cash provided by operating activities:
      Depreciation and amortization ............................      45,242       40,674       44,316
      Amortization of intangibles ..............................       4,195        4,515        4,629
      Other amortization .......................................         324        2,420        4,139
      Provision for losses on accounts receivable ..............       2,967        3,957        2,956
      Provision for deferred income taxes ......................       3,128        1,962       16,310
      Net gain on sales of assets and subsidiaries .............      (1,786)      (3,928)      (4,560)
      Minority interest in Treadco, Inc. .......................        (245)       3,257       (1,359)
      Changes in operating assets and liabilities:
         Receivables ...........................................     (24,284)      (2,885)      (7,646)
         Inventories and prepaid expenses ......................       5,506       (1,793)          28
         Other assets ..........................................      (3,012)       5,896       (8,826)
         Accounts payable, bank drafts payable, taxes payable,
           accrued expenses and other liabilities ..............      31,969      (10,478)      10,865
                                                                  ----------   ----------   ----------

NET CASH  PROVIDED BY OPERATING ACTIVITIES .....................     114,400       72,272       76,199
                                                                  ----------   ----------   ----------


INVESTING ACTIVITIES
   Purchases of property, plant and equipment,
     less capital leases .......................................     (50,085)     (60,866)     (11,645)
   Capitalized software ........................................      (2,505)          --           --
   Purchase of Treadco stock ...................................     (23,673)      (1,132)          --
   Proceeds from sales of stock of subsidiaries ................          --           --       39,031
   Proceeds from asset sales and other .........................      14,470       16,415       37,340
                                                                  ----------   ----------   ----------

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ...............     (61,793)     (45,583)      64,726
                                                                  ----------   ----------   ----------


FINANCING ACTIVITIES
   Deferred financing costs and expenses .......................        (137)        (731)      (1,165)
   Borrowings under revolving credit facilities ................     428,750      557,975      463,135
   Payments under revolving credit facilities ..................    (448,300)    (551,925)    (545,635)
   Payments on long-term debt ..................................     (26,116)     (22,175)     (16,652)
   Payment under term loan facilities ..........................          --      (13,000)     (42,948)
   Dividends paid to minority shareholders of Treadco, Inc. ....          --           --         (330)
   Dividends paid ..............................................      (4,298)      (4,298)      (4,298)
   Net increase (decrease) in bank overdraft ...................      (3,769)       4,715       13,801
   Other .......................................................       1,039           90       (2,057)
                                                                  ----------   ----------   ----------

NET CASH USED BY FINANCING ACTIVITIES ..........................     (52,831)     (29,349)    (136,149)
                                                                  ----------   ----------   ----------


NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS ............................................        (224)      (2,660)       4,776
   Cash and cash equivalents at beginning of year ..............       4,543        7,203        2,427
                                                                  ----------   ----------   ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR .......................  $    4,319   $    4,543   $    7,203
                                                                  ==========   ==========   ==========

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal transportation operations, and truck tire retreading and new tire sales (see Note N). Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Treadco, Inc. ("Treadco"); Clipper Exxpress Company and related companies ("Clipper"); G.I. Trucking Company ("G.I. Trucking"); FleetNet America, LLC; and, until July 15, 1997, Cardinal Freight Carriers, Inc. ("Cardinal") (see Note D).

Approximately 79% of ABF's employees are covered under a five-year collective bargaining agreement which began on April 1, 1998 with the International Brotherhood of Teamsters ("IBT").

During the first half of 1999, the Company acquired 2,457,000 shares of Treadco for $23.7 million via a cash tender offer pursuant to a definitive merger agreement. As a result of the transaction, Treadco became a wholly owned subsidiary of the Company (see Note R). For the years ended December 31, 1998 and 1997, the Company's consolidated financial statements reflected full consolidation of the accounts of Treadco, with the ownership interests of the other stockholders of Treadco reflected as minority interest because the Company controlled Treadco through stock ownership, board representation and management services, provided under a transition services agreement. The Company's ownership percentages of Treadco at December 31, 1998 and 1997 were 49% and 46%, respectively.

NOTE B - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Short-term investments which have a maturity of ninety days or less when purchased are considered cash equivalents.

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

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

ASSETS HELD FOR SALE: Assets held for sale represent primarily non-operating freight terminals and other properties, which are carried at the lower of net book value or estimated net realizable value. Writedowns to net realizable value are included in gains or losses on sales of property.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------

The Company recorded writedowns to net realizable value of $1.6 million in 1997 for properties reclassified to assets held for sale.

Total assets held for sale at December 31, 1997 were $3.3 million. In 1998, additional assets of $1.0 million were identified and reclassified to assets held for sale. During 1998, assets carried at $2.3 million were sold, resulting in a gain of $1.1 million. No writedowns were made in 1998.

Total assets held for sale at December 31, 1998 were $2.1 million. In 1999, additional assets of $2.1 million were identified and reclassified to assets held for sale and the Company recorded writedowns to net realizable value of $.6 million. During 1999, assets carried at $.4 million were sold, resulting in a net gain of $.3 million.

COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE: The Company adopted Statement of Position ("SOP") 98-1, Accounting for Costs of Computer Software Developed for or Obtained for Internal Use January 1, 1999. As a result, the Company capitalizes qualifying computer software costs incurred during the "application development stage." For financial reporting purposes, capitalized software costs are amortized by the straight-line method over 24 to 60 months. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.

For the year ended December 31, 1999, the Company capitalized software developed or obtained for internal use of $2.5 million, which included capitalized interest of $46,000.

GOODWILL: Excess cost over fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 30 to 40 years. The carrying value of goodwill will be reviewed for impairment whenever changes or circumstances indicate that the carrying amount may not be recoverable, such as a significant adverse change in legal factors or the business climate or an adverse assessment by a regulator or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the Company's carrying value of the goodwill will be reduced.

INCOME TAXES: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences arising from a 1988 purchase transaction and from a 1995 acquisition, as well as to the timing of the depreciation and cost recovery deductions previously described and to temporary differences in the recognition of certain revenues and expenses of carrier operations.

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

STOCK-BASED COMPENSATION: Stock-based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


ACCOUNTING FOR SALES OF STOCK BY SUBSIDIARIES: The Company recognizes gains and losses on sales of subsidiary stock when incurred.

CLAIMS LIABILITIES: The Company is self-insured up to certain limits for workers' compensation, cargo loss and damage, certain property damage and liability claims. Provision has been made for the estimated liabilities for such claims based on historical trends, claims frequency, severity and other factors.

INSURANCE-RELATED ASSESSMENTS: The Company adopted Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, January 1, 1999. As a result, the Company has recorded estimated liabilities of $.6 million incurred for state guarantee fund assessments and other insurance-related assessments. Management has estimated the amounts incurred, using the best available information about premiums and guarantee assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted or reduced for possible recoveries from insurance carriers or other third parties.

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

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest-rate swap agreements and interest-rate cap agreements (see Notes H and O) designed to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to the interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss. Any swap agreements or portions thereof that are not designated with outstanding debt or notional amounts or durations of interest-rate swap agreements in excess of the principal amounts or expected maturities of the underlying debt obligations will be recorded as an asset or liability at fair value, with changes in fair value recorded in other income or expense (the fair value method).

COSTS OF START-UP ACTIVITIES: The Company expenses certain costs associated with start-up activities as they are incurred.

COMPREHENSIVE INCOME: The Company reports the classification components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated financial statements. Comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------

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

NOTE C - DISCONTINUED OPERATIONS

As of June 30, 1997 and prior periods since 1995, the Company was engaged in providing logistics services, including warehousing and distribution, through two wholly owned subsidiaries, The Complete Logistics Company ("CLC") and Integrated Distribution, Inc. ("IDI"). On August 8, 1997, the Company sold CLC for approximately $2.5 million in cash. The sale resulted in a pre-tax loss of $1.3 million. In September 1997, the Company completed a formal plan to exit the logistics segment by disposing of IDI. As of September 30, 1997, the Company recorded a loss for the disposal of IDI of $2.2 million, net of tax benefits of $0.1 million. On October 31, 1997, the Company closed the sale of IDI for proceeds of approximately $0.6 million.

At December 31, 1998, the Company was engaged in international ocean freight services through its subsidiary, CaroTrans International, Inc. ("Clipper International"), a non-vessel operating common carrier (N.V.O.C.C.). On February 28, 1999, the Company completed a formal plan to exit its international ocean freight N.V.O.C.C. services by disposing of the business and assets of Clipper International. On April 17, 1999, the Company closed the sale of the business and certain assets of Clipper International, including the trade name "CaroTrans International, Inc." Remaining assets are being liquidated. The aggregate of the selling price of the assets sold and the estimated liquidation value of the retained Clipper International assets aggregated approximately $5.0 million which was approximately equal to the Company's net investment in the related assets.

Results of operations of the logistics segment and Clipper International have been reported as discontinued operations and the statements of operations for all prior periods have been restated to remove the revenue and expenses of these segments. Results of the logistics operations segment and Clipper International included in discontinued operations are summarized as follows:


                                                           YEAR ENDED DECEMBER 31
                                                       1999         1998         1997
                                                    ----------   ----------   ----------
                                                               ($ thousands)
Revenues:
   Clipper International .........................  $    6,777   $   44,049   $   50,460
   Logistics .....................................          --           --       29,812
                                                    ----------   ----------   ----------
   Total discontinued operations revenues ........  $    6,777   $   44,049   $   80,272
                                                    ==========   ==========   ==========

Operating Loss:
   Clipper International .........................  $   (1,314)  $   (3,567)  $   (1,595)
   Logistics .....................................          --           --       (3,516)
                                                    ----------   ----------   ----------
   Total discontinued operations operating loss ..  $   (1,314)  $   (3,567)  $   (5,111)
                                                    ==========   ==========   ==========

Pre-tax Loss:
   Clipper International .........................  $   (1,258)  $   (3,863)  $   (1,910)
   Logistics .....................................          --           --       (4,005)
                                                    ----------   ----------   ----------
   Total discontinued operations pre-tax loss ....  $   (1,258)  $   (3,863)  $   (5,915)
                                                    ==========   ==========   ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE D - SALE OF CARDINAL FREIGHT CARRIERS, INC.

On July 15, 1997, the Company sold Cardinal for approximately $38.0 million in cash. The sale resulted in a pre-tax gain of approximately $9.0 million. The net proceeds from the sale were used to pay down bank debt. Results of operations for Cardinal included in the statements of operations are summarized as follows:

                                   YEAR ENDED DECEMBER 31
                               1999         1998         1997
                            ----------   ----------   ----------
                                       ($ thousands)
Revenues ................   $       --   $       --   $   39,366
Operating income ........           --           --        2,087
Pre-tax income ..........           --           --        1,710

NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 1999, the FASB issued Statement No. 137, which deferred for one year the implementation date of FASB Statement No. 133. As a result, Statement No. 133 is effective for the Company in 2001. The Company is evaluating the impact the Statement will have on its financial statements and related disclosures.

NOTE F - INVENTORIES

                                                  DECEMBER 31
                                               1999         1998
                                           ----------   ----------
                                                ($ thousands)
Finished goods .........................   $   26,253   $   25,523
Materials ..............................        4,042        5,147
Repair parts, supplies and other .......        2,755        2,480
                                           ----------   ----------
                                           $   33,050   $   33,150
                                           ==========   ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE G - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                   DECEMBER 31
                                                             1999              1998
                                                         ------------      ------------
                                                                 ($ thousands)
Deferred tax liabilities:
   Depreciation and basis differences
      for property, plant and equipment ............     $     33,424      $     30,797
   Revenue recognition .............................            5,066             4,540
   Basis difference on asset and stock sale ........               --             3,239
   Prepaid expenses ................................            4,572             2,885
   Other ...........................................            1,592             1,578
                                                         ------------      ------------
     Total deferred tax liabilities ................           44,654            43,039

Deferred tax assets:
   Accrued expenses ................................           19,632            14,710
   Postretirement benefits other than pensions .....            1,184             1,086
   Net operating loss carryovers ...................            2,843             2,903
   Other ...........................................            4,183             4,043
                                                         ------------      ------------
     Total deferred tax assets .....................           27,842            22,742
     Valuation allowance for deferred tax assets ...           (1,148)           (1,148)
                                                         ------------      ------------
      Net deferred tax assets ......................           26,694            21,594
                                                         ------------      ------------
Net deferred tax liabilities .......................     $     17,960      $     21,445
                                                         ============      ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


Significant components of the provision for income taxes are as follows:


                                            YEAR ENDED DECEMBER 31
                                       1999           1998           1997
                                   ----------     ----------     ----------
                                                 ($ thousands)
Current:
   Federal ...................     $   28,797     $   18,605     $    2,498
   State .....................          4,530          2,640          1,217
                                   ----------     ----------     ----------
      Total current ..........         33,327         21,245          3,715
                                   ----------     ----------     ----------

Deferred:
   Federal ...................          2,023          1,577         14,794
   State .....................          1,105            370          1,577
                                   ----------     ----------     ----------
      Total deferred .........          3,128          1,947         16,371
                                   ----------     ----------     ----------
Total income tax expense .....     $   36,455     $   23,192     $   20,086
                                   ==========     ==========     ==========


A reconciliation between the effective income tax rate, as computed on income from continuing operations, and the statutory federal income tax rate is presented in the following table:

                                                                     YEAR ENDED DECEMBER 31
                                                              1999             1998             1997
                                                           ----------       ----------       ----------
                                                                          ($ thousands)
Income tax at the
 statutory federal rate of 35% .......................     $   30,673       $   19,055       $   14,794
Federal income tax effects of:
   State income taxes ................................         (1,972)          (1,047)            (980)
   Nondeductible goodwill ............................            963            1,045            1,262
   Other nondeductible expenses ......................          1,364              672              538
   Minority interest .................................            (85)           1,140             (476)
   Undistributed earnings or losses of Treadco, Inc. .             --              204              (80)
   Nondeductible goodwill included
     in assets of Cardinal ...........................             --               --            3,078
   Other .............................................           (123)            (886)            (844)
                                                           ----------       ----------       ----------
Federal income taxes .................................         30,820           20,183           17,292
State income taxes ...................................          5,635            3,009            2,794
                                                           ----------       ----------       ----------
Total income tax expense .............................     $   36,455       $   23,192       $   20,086
                                                           ==========       ==========       ==========
Effective tax rate ...................................           41.6%            42.6%            47.5%
                                                           ==========       ==========       ==========


Income taxes of $29.9 million were paid in 1999, $13.1 million were paid in 1998, and $2.4 million were paid in 1997. Income tax refunds amounted to $1.4 million in 1999, $4.4 million in 1998, and $8.5 million in 1997.

As of December 31, 1999, the Company had state net operating loss carryovers of approximately $55.2 million. State net operating loss carryovers expire generally in five to fifteen years.

For financial reporting purposes, a valuation allowance of approximately $1.1 million has been established for certain state net operating loss carryovers for which realization is uncertain.

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of deductibility of contributions to multiemployer pension plans. The Internal Revenue Service (IRS) has raised

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


the same issue with respect to the Company. There are certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company is involved in the administrative appeals process with the IRS regarding those factual differences. A favorable determination regarding these factual differences would result in a substantial reduction in the Company's liability. In the event of an unfavorable result from the administrative appeals process of the IRS, the Company presently intends to pursue its judicial remedies as necessary. If all the issues involved in the pension matter were decided adversely to the Company, the amount of tax and interest due would be approximately $34.0 million. Because of the complex issues involved and the fact that multiple tax years of the Company and an acquired company are involved, with multiple IRS examinations in different stages of completion, management believes the resolution of this matter will occur over an extended future period. All related income taxes have been provided for, and, in the opinion of management, adequate provision has been made for all related interest liabilities that may arise as a result of the proposed IRS adjustments. In the opinion of management, any liability that may arise will not have a material adverse effect on the Company's results of operations or financial position.

NOTE H - LONG-TERM DEBT AND CREDIT AGREEMENTS


                                                              DECEMBER 31
                                                        1999             1998
                                                    ------------     ------------
                                                            ($ thousands)
Revolving Credit and Term Loan Facility (1) ...     $    101,300     $    119,600
Subordinated Debentures (2) ...................           33,342           37,994
Treadco Credit Agreement (3) ..................               --            1,250
Capitalized Lease Obligations (4) .............           57,207           50,979
Other .........................................            2,305            3,760
                                                    ------------     ------------
                                                         194,154          213,583
Less current portion ..........................           20,452           17,504
                                                    ------------     ------------
                                                    $    173,702     $    196,079
                                                    ============     ============

(1) On June 12, 1998, the Company entered into a senior five-year Revolving Credit Agreement ("Credit Agreement") in the amount of $250 million, which includes a $75 million sublimit for the issuance of letters of credit. The parties to the Credit Agreement are the Company, Societe Generale as Administrative Agent, and Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A. as Co-Documentation Agents, as well as five other participating banks. The Company's previous credit agreement was terminated upon entering into the new Credit Agreement. The Credit Agreement contains covenants limiting, among other things, indebtedness, distributions, dispositions of assets, and capital expenditures, and requires the Company to meet certain quarterly financial ratio tests. As of December 31, 1999, the Company was in compliance with all covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement. At December 31, 1999, the effective average interest rate on the Credit Agreement was 6.6%.

      At December 31, 1999, there were $101.3 million of Revolver Advances and approximately $22.2 million of outstanding letters of credit. At December 31, 1998, there were $119.6 million of Revolver Advances and approximately $37.8 million in outstanding letters of credit. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment, real estate and eligible receivables. The borrowing base was $344.9 million at December 31, 1999, which exceeded the $250.0 million limit specified by the Credit Agreement. The amount available under the Credit Agreement at December 31, 1999 was $126.5 million. The Company has pledged, as security for

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


      the Credit Agreement, substantially all accounts receivable and revenue equipment not already pledged under other debt obligations.

(2) The Subordinated Debentures were issued in April 1986 by an acquired company. The debentures bear interest at 6.25% per annum, payable semi-annually, on a par value of $34.9 million at December 31, 1999. The debentures are payable April 15, 2011. The Company may redeem all outstanding debentures at 100% of par at any time and is required to redeem, through a mandatory sinking fund in each year through 2010, $2.5 million of the aggregate principal amount of the debentures issued. The Company has met its sinking fund obligations through 2002 by making market purchases and deposits of debentures with the Bond Trustee. Bonds with a par value of $5.0 million were purchased in 1999 for approximately $4.3 million. Bonds with a par value of $5.0 million were purchased for approximately $4.5 million in 1998. The bond repurchases resulted in gains of $0.5 million in 1999 and $0.3 million in 1998 (included in other income).

(3) At December 31, 1998, Treadco was a party to a revolving credit facility with Societe Generale (the "Treadco Credit Agreement"), providing for borrowings up to the lesser of $20 million or the applicable borrowing base. The Treadco Credit Agreement was terminated on June 25, 1999.

(4) Capitalized lease obligations include approximately $53.6 million relative to leases of carrier revenue equipment with an aggregate net book value of approximately $53.3 million at December 31, 1999. These leases have a weighted average interest rate of approximately 7.0%. Also included is approximately $3.6 million relative to leases of computer and office equipment, various terminals financed by Industrial Revenue Bond Issues, and Treadco delivery and service trucks, with a weighted average interest rate of approximately 7.3%. The net book value of the related assets was approximately $8.4 million at December 31, 1999.

Annual maturities on long-term debt, excluding capitalized lease obligations (see Note K), in 2000 through 2004 aggregate approximately $1.2 million; $1.0 million; $0.1 million; $103.8 million; and $2.5 million, respectively.

Interest paid, including interest capitalized, was $18.9 million in 1999, $18.3 million in 1998, and $24.4 million in 1997. Interest capitalized totaled $0.2 million in 1999 and $48,000 in 1998. No interest was capitalized during 1997.

The Company was a party to an interest rate cap arrangement to reduce the impact of increases in interest rates on its variable-rate long-term debt. The agreement had a termination date of November 23, 1999. Under the agreement the Company was to be reimbursed for the difference in interest rates if the LIBOR rate exceeded a fixed rate of 9% applied to notional amounts, as defined in the contract, ranging from $10.0 million as of December 31, 1998 to $2.5 million as of October 1999. As of November 23, 1999, December 31, 1998 and December 31, 1997, the LIBOR rates were 5.6%, 5.1% and 5.8%, respectively; therefore, no amounts were due to the Company under this arrangement. Fees totaling $0.4 million were paid in 1994 to enter into this arrangement. These fees were fully amortized upon the termination of the agreement.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110.0 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.625% at December 31, 1999 and currently 0.50%) (see Note O).

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE I - ACCRUED EXPENSES

                                                                                  DECEMBER 31
                                                                             1999             1998
                                                                         ------------     ------------
                                                                                 ($ thousands)
Accrued salaries, wages and incentive plans ........................     $     32,309     $     19,416
Accrued vacation pay ...............................................           33,083           31,386
Accrued interest ...................................................            2,029            2,413
Taxes other than income ............................................            9,049            8,992
Loss, injury, damage and workers' compensation claims reserves .....           74,309           72,110
Other ..............................................................            9,690           11,115
                                                                         ------------     ------------
                                                                         $    160,469     $    145,432
                                                                         ============     ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE J - SHAREHOLDERS' EQUITY

PREFERRED STOCK. In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock is convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends are $2.875 and are cumulative. The Preferred Stock is exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995, for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock is redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock have no voting rights unless dividends are in arrears six quarters or more, at which time they have the right to elect two directors of the Company until all dividends have been paid. Dividends of $4.3 million were paid during 1999, 1998 and 1997.

STOCK OPTIONS. The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has a stock option plan, which provides 2,900,000 shares of Common Stock for the granting of options to directors and key employees of the Company. All options granted are exercisable starting 12 months after the grant date, with 20% of the shares covered thereby becoming exercisable at that time and with an additional 20% of the option shares becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options were granted for a term of 10 years.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.7%, 4.8% and 6.7%; dividend yields of .01%, .01% and .01%; volatility factors of the expected market price of the Company's Common Stock of .45, .47 and .45; and a weighted-average expected life of the option of 9.5 years.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                      DECEMBER 31
                                                         1999             1998             1997
                                                     ------------     ------------     ------------
Net income - as reported .......................     $     50,396     $     28,675     $     15,347
                                                     ============     ============     ============
Net income - pro forma .........................     $     49,696     $     27,809     $     14,693
                                                     ============     ============     ============
Net income per share - as reported (basic) .....     $       2.34     $       1.24     $        .56
                                                     ============     ============     ============
Net income per share - as reported (diluted) ...     $       2.11     $       1.21     $        .56
                                                     ============     ============     ============
Net income per share - pro forma (basic) .......     $       2.31     $       1.20     $        .53
                                                     ============     ============     ============
Net income per share - pro forma (diluted) .....     $       2.08     $       1.17     $        .52
                                                     ============     ============     ============


A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                1999                          1998                        1997
                                     ---------------------------  ---------------------------  ---------------------------
                                                     WEIGHTED-                    WEIGHTED-                   WEIGHTED-
                                                     AVERAGE                      AVERAGE                     AVERAGE
                                       OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                     ----------   --------------  ----------   --------------  ----------   --------------

Outstanding - beginning of year ...   1,839,500   $         8.11   1,839,480   $         8.01   1,790,200   $         8.21
Granted ...........................     429,000             8.85      37,500            10.57     312,000             5.44
Exercised .........................    (142,120)            7.26     (14,000)            6.38     (91,740)            6.38
Forfeited .........................     (71,680)            7.77     (23,480)            6.38    (170,980)            6.38
                                     ----------   --------------  ----------   --------------  ----------   --------------
Outstanding - end of year .........   2,054,700   $         8.28   1,839,500   $         8.11   1,839,480   $         8.01
                                     ==========   ==============  ==========   ==============  ==========   ==============

Exercisable - end of year .........   1,154,680   $         8.87   1,025,320   $         9.28     781,776   $         9.99
                                     ==========   ==============  ==========   ==============  ==========   ==============

Estimated weighted-average
  fair value per share of options
  granted to employees during the
  year ............................               $         5.82               $         6.68               $         3.65
                                     ==========   ==============  ==========   ==============  ==========   ==============


The following table summarizes information concerning currently outstanding and exercisable options:

                                                             WEIGHTED-
                                                              AVERAGE         WEIGHTED-                         WEIGHTED-
                                                             REMAINING         AVERAGE                           AVERAGE
        RANGE OF                           NUMBER           CONTRACTUAL       EXERCISE           NUMBER         EXERCISE
     EXERCISE PRICES                     OUTSTANDING           LIFE             PRICE          EXERCISABLE        PRICE
     ---------------                     -----------        -----------      ----------        -----------      ---------
        $ 4 - $ 6                            270,500            7.2          $    5.04           108,200        $   5.04
        $ 6 - $ 8                            957,300            7.0               6.77           394,080            6.38
        $ 8 - $10                             97,000            6.3               8.92            51,000            9.14
        $10 - $12                            532,700            2.9              10.85           502,700           10.87
        $12 - $14                            197,200            6.9              12.83            98,700           12.65
     ---------------                     -----------           ----          ---------         ---------        --------
                                           2,054,700                                           1,154,680
                                         ===========                                           =========

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

NOTE K - LEASES AND COMMITMENTS

Rental expense amounted to approximately $20.5 million in 1999, $24.4 million in 1998 and $29.8 million in 1997.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 1999 for all noncancellable operating leases are as follows:

                                             TERMINALS         EQUIPMENT
                                            AND RETREAD           AND
PERIOD                        TOTAL            PLANTS            OTHER
------                      ----------      -----------        ----------
                                            ($ thousands)
2000  ..............        $   15,451      $    11,528        $    3,923
2001  ..............            11,123            9,564             1,559
2002  ..............             9,339            8,156             1,183
2003 ...............             6,242            6,004               238
2004................             3,602            3,590                12
Thereafter .........             7,210            7,193                17
                            ----------      -----------        ----------
                            $   52,967      $    46,035        $    6,932
                            ==========      ===========        ==========

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $3.5 million at December 31, 1999.

The future minimum payments under capitalized leases at December 31, 1999 consisted of the following ($ thousands):


         2000  .................................................      $   22,453
         2001  .................................................          24,028
         2002  .................................................          15,047
         2003  .................................................             235
         2004...................................................             235
         Thereafter ............................................           1,433
                                                                      ----------
         Total minimum lease payments ..........................          63,431
         Amounts representing interest .........................           6,224
                                                                      ----------
         Present value of net minimum leases
           included in long-term debt - Note H .................      $   57,207
                                                                      ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


Assets held under capitalized leases are included in property, plant and equipment as follows:

                                            DECEMBER 31
                                         1999         1998
                                      ----------   ----------
                                           ($ thousands)
Revenue equipment .................   $   84,655   $   75,689
Structures and other equipment ....       11,435       13,952
                                      ----------   ----------
                                          96,090       89,641
Less accumulated amortization .....       34,360       33,030
                                      ----------   ----------
                                      $   61,730   $   56,611
                                      ==========   ==========

The revenue equipment leases have remaining terms from one to four years and contain renewal or fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses. Lease amortization is included in depreciation expense.

Capital lease obligations of $26.1 million, $25.6 million and $2.6 million were incurred for the years ended December 31, 1999, 1998 and 1997, respectively.

Commitments to purchase revenue equipment, which are cancellable by the Company if certain conditions are met, aggregated approximately $30.9 million at December 31, 1999.

NOTE L - LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS AND OTHER EVENTS

Various legal actions, the majority of which arise in the normal course of business, are pending. None of these legal actions are expected to have a material adverse effect on the Company's financial condition, cash flows or results of operations. The Company maintains liability insurance against certain risks arising out of the normal course of its business, subject to certain self-insured retention limits.

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 78 underground tanks located in 27 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company. Environmental regulations have been adopted by the United States Environmental Protection Agency ("EPA") that required the Company to upgrade its underground tank systems by December 1998. The Company successfully completed the upgrades prior to December 31, 1998.

The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $300,000 over the last ten years), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 1999, the Company has accrued approximately $2.7 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


On October 30, 1995, Treadco filed a lawsuit in Arkansas State Court, alleging that Bandag Incorporated ("Bandag") and certain of its officers and employees had violated Arkansas statutory and common law in attempting to solicit Treadco's employees to work for Bandag or its competing franchisees and attempting to divert customers from Treadco. The Federal District Court ruled that under terms of Treadco's franchise agreements with Bandag, all of the issues involved in Treadco's lawsuit against Bandag were to be decided by arbitration. The arbitration hearing began September 21, 1998 and in December 1998 prior to the completion of the arbitration, Treadco entered into a settlement with Bandag and certain of Bandag's current and former employees. Under the settlement terms, Treadco received a one-time payment of $9,995,000 in settlement of all the Company's claims. The settlement resulted in other income for Treadco of $9,124,000. The settlement payment was used to reduce Treadco's outstanding borrowings under its Revolving Credit Agreement, which was ultimately terminated on June 25, 1999.

NOTE M - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries have noncontributory defined benefit pension plans covering substantially all noncontractual employees. Benefits are based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum amounts not to exceed the maximum amount deductible under the Internal Revenue Code. The plans' assets are held in trust funds and are primarily invested in equity and fixed income securities. Additionally, the Company participates in several multiemployer plans which provide defined benefits to the Company's union employees. In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the multiemployer plan's unfunded vested benefits, the amount of which, if any, has not been determined, but which would be material.

During 1999, the Company's and certain subsidiaries' defined benefit pension plans were amended to reduce early retirement incentives and to change the benefit formula from an annuity formula to a lump-sum formula.

The Company also sponsors other postretirement benefit plans that provide supplemental medical benefits, life insurance, accident and vision care to certain full-time officers of the Company and certain subsidiaries. The plans are noncontributory, with the Company generally paying 80% of covered charges incurred by participants of the plan.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The following is a summary of the changes in benefit obligations and plan assets for the defined benefit plans and other postretirement benefit plans:

                                                                              YEAR ENDED DECEMBER 31
                                                                   PENSION BENEFITS             OTHER BENEFITS
                                                                  1999          1998          1999          1998
                                                               ----------    ----------    ----------    ----------
                                                                                  ($ thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ....................   $  180,881    $  155,638    $    5,630    $    6,534
Service cost ...............................................        6,025         7,953            64            65
Interest cost ..............................................       11,508        11,409           389           377
Amendments .................................................      (10,789)         (642)          (48)           --
Actuarial (gain) loss and other ............................      (11,094)       16,037          (363)         (787)
Benefits and expenses paid .................................      (18,130)       (9,514)         (484)         (559)
                                                               ----------    ----------    ----------    ----------
Benefit obligation at end of year ..........................      158,401       180,881         5,188         5,630
                                                               ----------    ----------    ----------    ----------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year .............      198,982       175,003            --            --
Actual return on plan assets and other .....................       30,247        32,354            --            --
Employer contribution ......................................        2,887         1,139           484           559
Benefits and expenses paid .................................      (18,130)       (9,514)         (484)         (559)
                                                               ----------    ----------    ----------    ----------
Fair value of plan assets at end of year ...................      213,986       198,982            --            --
                                                               ----------    ----------    ----------    ----------

Funded status ..............................................       55,585        18,101        (5,188)       (5,630)
Unrecognized net actuarial (gain) loss .....................      (25,087)       (1,056)         (179)          165
Unrecognized prior service cost (credit) ...................       (8,779)        1,067           695           819
Unrecognized net transition obligation (asset) and other ...          (58)          (53)        1,743         1,884
                                                               ----------    ----------    ----------    ----------
Prepaid (accrued) benefit cost .............................   $   21,661    $   18,059    $   (2,929)   $   (2,762)
                                                               ==========    ==========    ==========    ==========


At December 31, 1999 and 1998, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $21.7 million and $18.1 million, respectively, included in other assets.

At December 31, 1999, Treadco's defined benefit pension plan had pension benefit obligations of $4.8 million and plan assets with a fair value of $4.6 million.

At December 31, 1998, G.I. Trucking's Freight Handler's Retirement Plan had pension benefit obligations of $29.0 million and plan assets with a fair value of $27.5 million.

At December 31, 1999, the pension plan's assets included 681,500 shares of the Company's Common Stock, which had a fair market value of $8.2 million. There were no dividends paid on the Company's Common Stock during 1999.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


Assumptions used in determining net periodic benefit cost for the defined benefit plans and other postretirement benefit plans were:


                                                                                YEAR ENDED DECEMBER 31
                                                               PENSION BENEFITS                       OTHER BENEFITS
                                                   1999              1998           1997         1999       1998      1997
                                                   ----              ----           ----         ----       ----      ----
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate............................          7.9%              6.9%           7.0%         7.9%       6.9%      7.0%
Expected return on plan assets...........      9.0% - 10.0%         10.0%       9.4% - 10.0%      -          -         -
Rate of compensation increase............      3.0% -  4.0%      3.0% - 4.0%    3.0% - 4.0%       -          -         -

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (in health care cost trend) ranges from 6.5% to 8% for 1999 and is assumed to decrease gradually to 4.5% in 2007 and later.

A summary of the components of net periodic benefit cost for the defined benefit plans and other postretirement plans follows:


                                                                        YEAR ENDED DECEMBER 31
                                                           PENSION BENEFITS                 OTHER BENEFITS
                                                      1999       1998       1997       1999       1998       1997
                                                    --------   --------   --------   --------   --------   --------
                                                                             ($ thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost .....................................  $  6,025   $  7,953   $  7,761   $     64   $     65   $     93
Interest cost ....................................    11,508     11,409     10,483        389        377        411
Expected return on plan assets ...................   (17,591)   (16,842)   (14,645)        --         --         --
Transition (asset) obligation recognition ........        (4)        (4)        (4)       135        135        135
Amortization of prior service cost (credit) ......      (895)        74        100        131        131        131
Recognized net actuarial loss (gain) and other ...       361      1,369        918         (2)       (19)       (70)
                                                    --------   --------   --------   --------   --------   --------
Net periodic benefit cost ........................      (596)     3,959      4,613        717        689        700
Multiemployer plans ..............................    68,211     66,355     65,237         --         --         --
                                                    --------   --------   --------   --------   --------   --------
                                                    $ 67,615   $ 70,314   $ 69,850   $    717   $    689   $    700
                                                    ========   ========   ========   ========   ========   ========

The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 1999:

                                                                          1%                  1%
                                                                       INCREASE            DECREASE
                                                                       --------            --------
                                                                               ($ thousands)
Effect on total of service and interest cost components...........         66                 (54)
Effect on postretirement benefit obligation.......................        652                (545)


The Company has deferred compensation agreements with certain executives for which liabilities aggregating $3.1 million and $2.2 million as of December 31, 1999 and 1998, respectively, have been recorded. The deferred compensation agreements include a provision which immediately vests all benefits and, at the executive's election, provides for a lump-sum payment upon a change-in-control of the Company.

The Company also has a supplemental benefit plan for the purpose of supplementing benefits under the Company's defined benefit plans. The plan will pay sums in addition to amounts payable under the retirement plans to eligible participants. Participation in the plan is limited to employees of the Company who are participants in the Company's retirement plans and who are designated as participants in the plan by the Company's Board of Directors. As of December 31, 1999 and 1998, the Company has liabilities of $5.4 million and $2.5 million, respectively, for future costs under this plan reflected in the accompanying consolidated

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


financial statements in other liabilities. The supplemental benefit plan includes a provision that benefits accrued under the plan will be paid in the form of a lump-sum following a change-in-control of the Company.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $5.4 million and $6.0 million at December 31, 1999 and 1998, respectively, for future costs under this plan reflected as other liabilities in the accompanying consolidated financial statements. The Company has insurance policies on the participants in amounts which are sufficient to fund a substantial portion of the benefits under the plan.

The Company has various defined contribution plans which cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum, ranging by plan from 12% to 15% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of participant contributions up to a specified compensation limit ranging from 0% to 4% in 1999. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution plans totaled $2.7 million for 1999, $1.8 million for 1998 and $1.3 million for 1997.

In addition, the Company's union employees and union retirees are provided health care and other benefits through defined benefit multiemployer plans administered and funded based on the applicable labor agreement. The Company's obligation is determined based on the applicable labor agreement and does not extend directly to employees or retirees. The cost of such benefits cannot be readily separated between retirees and active employees. The aggregate contribution to the multiemployer health and welfare benefit plans totaled approximately $69.8 million, $66.0 million and $67.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The Company has a performance award program available to the officers of ABC. Units awarded will be initially valued at the closing price per share of the Company's Common Stock on the date awarded. The vesting provisions and the return on equity target will be set upon award. No awards have been granted under this program. Treadco had a similar performance award plan under which, during 1995, 30,000 and 15,000 units were granted to Treadco's President and Executive Vice President, respectively. During 1998, Treadco awarded 855 and 428 units to its President and Executive Vice President, respectively. During 1999, Treadco paid $0.4 million to its President and Executive Vice President under the plan prior to the plan's termination on April 27, 1999.

During 1998, the Company adopted a Voluntary Savings Plan ("VSP"). The VSP is a nonqualified deferred compensation plan for certain executives of the Company. Eligible employees are allowed to defer receipt of a portion of their regular compensation and other bonuses by making an election before the compensation is earned. In addition, the Company will credit participants' accounts with matching contributions and rates of return based on investments selected by the participants. Salary deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 1999, the Company has recorded liabilities of $1.7 million in other liabilities and assets of $1.7 million in other assets associated with the plan.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE N - OPERATING SEGMENT DATA

The Company used the "management approach" to determine its reportable operating segments as well as to determine the basis of reporting the operating segment information. The management approach focuses on financial information that the Company's management uses to make decisions about operating matters. Management uses operating revenues, operating expense categories, operating ratios, operating income and key operating statistics to evaluate performance and allocate resources to the Company's operating segments.

During the periods being reported on, the Company operated in five defined reportable operating segments: 1) ABF; 2) G.I. Trucking; 3) Cardinal (which was sold in July 1997); 4) Clipper; and 5) Treadco. A discussion of the services from which each reportable segment derives its revenues is as follows:

ABF is headquartered in Fort Smith, Arkansas and is the fourth largest less-than-truckload ("LTL") motor carrier in the United States based on 1999 revenues as reported to the U.S. Department of Transportation ("D.O.T."). ABF provides direct service to over 98.6% of the cities in the United States having a population of 25,000 or more. ABF offers long-haul, intrastate and regional transportation of general commodities through LTL, assured services and expedited shipments.

G.I. Trucking is headquartered in La Mirada, California and is one of the five largest western states-based non-union regional LTL motor carriers. G.I. Trucking offers one- to three-day regional service through service centers and agents in the Western and Southwestern regions. G.I. provides transcontinental service through a partnership with three other regional carriers through three major hub terminals located throughout the Midwest and East Coast.

Cardinal, a truckload carrier serving primarily the Southeast and East, was sold by the Company in July 1997.

Clipper is headquartered in Lemont, Illinois. Clipper offers domestic intermodal freight services, utilizing a variety of transportation modes including rail, over-the-road and air.

Treadco is headquartered in Fort Smith, Arkansas. Treadco is the nation's largest independent tire retreader for the trucking industry and the largest independent commercial truck tire dealer. Treadco operates in locations across the Southern, Southwestern, Midwestern and Western regions of the United States.

The Company's other business activities and operating segments that are not reportable include FleetNet America, LLC, a third-party, vehicle maintenance company; Arkansas Best Corporation, the parent holding company; and Transport Realty, Inc., a real estate subsidiary of the Company, as well as other subsidiaries.

The Company eliminates intercompany transactions in consolidation. However, the information used by the Company's management with respect to its reportable segments is before intersegment eliminations of revenues and expenses. Intersegment revenues and expenses are not significant.

Further classifications of operations or revenues by geographic location beyond the descriptions provided above is impractical and is, therefore, not provided. The Company's foreign operations are not significant.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The following tables reflect reportable operating segment information for the Company as well as a reconciliation of reportable segment information to the Company's consolidated operating revenues, operating expenses and operating income. The Company has restated its 1997 reportable segment presentation to conform to the current year's segment presentation.

                                                             YEAR ENDED DECEMBER 31
                                                      1999            1998            1997
                                                  ------------    ------------    ------------
                                                                 ($ thousands)
OPERATING REVENUES

   ABF Freight System, Inc. ...................   $  1,277,093    $  1,175,213    $  1,154,252
   G.I. Trucking Company ......................        137,409         124,547         100,015
   Cardinal Freight Carriers, Inc. ............             --              --          39,366
   Clipper ....................................        112,237         122,528         138,811
   Treadco, Inc. ..............................        186,602         181,293         161,276
   Other revenues and eliminations ............          8,245           3,822            (502)
                                                  ------------    ------------    ------------
      Total consolidated operating revenues ...   $  1,721,586    $  1,607,403    $  1,593,218
                                                  ============    ============    ============

OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
   Salaries and wages .........................   $    818,928    $    781,730    $    770,248
   Supplies and expenses ......................        140,257         126,340         129,685
   Operating taxes and licenses ...............         37,962          37,010          39,320
   Insurance ..................................         20,811          19,889          20,370
   Communications and utilities ...............         15,808          14,258          14,457
   Depreciation and amortization ..............         30,409          25,967          24,766
   Rents and purchased transportation .........        101,849          98,206          89,987
   Other ......................................          4,887           6,318           5,095
   Gain on sale of revenue equipment ..........           (787)         (2,114)         (2,253)
                                                  ------------    ------------    ------------
                                                     1,170,124       1,107,604       1,091,675
                                                  ------------    ------------    ------------

G.I. TRUCKING COMPANY
   Salaries and wages .........................         64,288          58,847          48,180
   Supplies and expenses ......................         11,061          10,643           9,480
   Operating taxes and licenses ...............          3,251           2,574           2,007
   Insurance ..................................          3,736           3,970           3,842
   Communications and utilities ...............          1,773           1,672           1,330
   Depreciation and amortization ..............          3,601           3,157           3,131
   Rents and purchased transportation .........         44,362          39,094          28,955
   Other ......................................          3,419           3,025           2,509
   Gain on sale of revenue equipment ..........           (117)            (66)            (25)
                                                  ------------    ------------    ------------
                                                       135,374         122,916          99,409
                                                  ------------    ------------    ------------

CARDINAL FREIGHT CARRIERS, INC. ...............             --              --          37,279
                                                  ------------    ------------    ------------

CLIPPER
   Cost of services ...........................         96,433         107,386         118,859
   Selling, administrative and general ........         14,381          16,280          16,318
   Gain on sale of revenue equipment ..........            (33)            (64)             --
                                                  ------------    ------------    ------------
                                                       110,781         123,602         135,177
                                                  ------------    ------------    ------------

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


                                                                      YEAR ENDED DECEMBER 31
                                                                1999            1998            1997
                                                           ------------    ------------    ------------
                                                                          ($ thousands)
OPERATING EXPENSES AND COSTS (CONTINUED)

TREADCO, INC.
   Cost of services ....................................        128,390         127,933         119,232
   Selling, administrative and general .................         54,622          50,868          44,553
                                                           ------------    ------------    ------------
                                                                183,012         178,801         163,785
                                                           ------------    ------------    ------------

Other expenses and eliminations ........................         12,588           4,503           1,390
                                                           ------------    ------------    ------------


      Total consolidated operating expenses and costs ..   $  1,611,879    $  1,537,426    $  1,528,715
                                                           ============    ============    ============


OPERATING INCOME (LOSS)
   ABF Freight System, Inc. ............................   $    106,969    $     67,609    $     62,577
   G.I. Trucking Company ...............................          2,035           1,631             606
   Cardinal Freight Carriers, Inc. .....................             --              --           2,087
   Clipper .............................................          1,456          (1,074)          3,634
   Treadco, Inc. .......................................          3,590           2,492          (2,509)
   Other income (loss) and eliminations ................         (4,343)           (681)         (1,892)
                                                           ------------    ------------    ------------
      Total consolidated operating income ..............   $    109,707    $     69,977    $     64,503
                                                           ============    ============    ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment:

                                                                          YEAR ENDED DECEMBER 31
                                                                     1999           1998           1997
                                                                 ----------     ----------     ----------
                                                                              ($ thousands)
IDENTIFIABLE ASSETS
   ABF Freight System, Inc. ................................     $  469,282     $  406,430     $  381,049
   G.I. Trucking Company ...................................         51,049         39,859         28,240
   Cardinal Freight Carriers, Inc. .........................             --             --             --
   Clipper .................................................         41,371         47,407         61,350
   Treadco, Inc. ...........................................         90,472        107,370        100,458
   Other and eliminations ..................................         79,755        106,264        122,552
                                                                 ----------     ----------     ----------
      Total consolidated assets ............................     $  731,929     $  707,330     $  693,649
                                                                 ==========     ==========     ==========

CAPITAL EXPENDITURES
   ABF Freight System, Inc. ................................     $   49,342     $   58,364     $    6,761
   G.I. Trucking Company ...................................          7,946         11,730            309
   Cardinal Freight Carriers, Inc. .........................             --             --            652
   Clipper .................................................          5,309          2,805            128
   Treadco, Inc. ...........................................          9,801         11,205          4,334
   Other and eliminations ..................................          3,811          2,342          1,951
                                                                 ----------     ----------     ----------
      Total consolidated capital expenditures ..............     $   76,209     $   86,446     $   14,135
                                                                 ==========     ==========     ==========

DEPRECIATION AND AMORTIZATION EXPENSE
   ABF Freight System, Inc. ................................     $   31,655     $   27,214     $   26,185
   G.I. Trucking Company ...................................          3,552          3,260          3,187
   Cardinal Freight Carriers, Inc. .........................             --             --          1,899
   Clipper .................................................          1,473          1,408          1,872
   Treadco, Inc. ...........................................          6,522          6,902          6,334
   Other and eliminations ..................................          6,559          8,825         13,607
                                                                 ----------     ----------     ----------
      Total consolidated depreciation and amortization .....     $   49,761     $   47,609     $   53,084
                                                                 ==========     ==========     ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE O - FINANCIAL INSTRUMENTS

INTEREST RATE INSTRUMENTS

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange floating interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently 0.50%). This instrument is not recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 1999, are as follows:

         NOTIONAL                                RATE                            RATE                       FAIR
          AMOUNT           MATURITY              PAID                           RECEIVED                  VALUE (2)
          ------           --------              ----                           --------                  ---------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate (1)              $5.0 million
                                         Margin (currently 0.50%)            Plus Credit Agreement
                                                                             Margin (currently 0.50%)


(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have received at December 31, 1999 to terminate the agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the Subordinated Debentures and Treadco equipment debt, which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                              1999                         1998
                                    CARRYING        FAIR          CARRYING        FAIR
                                     AMOUNT         VALUE          AMOUNT         VALUE
                                   ----------     ----------     ----------     ----------
                                                        ($ thousands)
Cash and cash equivalents ....     $    4,319     $    4,319     $    4,543     $    4,543
Short-term debt ..............     $    1,166     $    1,080     $    1,233     $    1,182
Long-term debt ...............     $  135,780     $  132,648     $  161,371     $  157,337

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE P - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:


                                                           1999              1998              1997
                                                       ------------      ------------      ------------
                                                             ($ thousands, except per share data)
NUMERATOR:
   Numerator for basic earnings per share --
      Net income .................................     $     50,396      $     28,675      $     15,347
      Preferred stock dividends ..................           (4,298)           (4,298)           (4,298)
                                                       ------------      ------------      ------------
   Numerator for basic earnings per share --
      Net income available to
      common shareholders ........................           46,098            24,377            11,049

   Effect of dilutive securities .................            4,298             4,298                --
                                                       ------------      ------------      ------------

   Numerator for diluted earnings per share --
      Net income available to
      common shareholders ........................     $     50,396      $     28,675      $     11,049
                                                       ============      ============      ============

DENOMINATOR:
   Denominator for basic earnings per
     share -- weighted-average shares ............       19,671,130        19,608,963        19,540,118

   Effect of dilutive securities:
     Preferred stock .............................        3,796,852         3,796,852                --
     Employee stock options ......................          464,839           287,107           260,849
                                                       ------------      ------------      ------------

   Denominator for diluted earnings per
     share -- adjusted weighted-average
     shares and assumed conversions ..............       23,932,821        23,692,922        19,800,967
                                                       ============      ============      ============

NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations .........................     $       2.38      $       1.37      $       0.91
   Discontinued operations .......................            (0.04)            (0.13)            (0.35)
                                                       ------------      ------------      ------------
NET INCOME PER SHARE .............................     $       2.34      $       1.24      $       0.56
                                                       ============      ============      ============

AVERAGE COMMON SHARES
   OUTSTANDING  (BASIC) ..........................       19,671,130        19,608,963        19,540,118
                                                       ============      ============      ============

DILUTED:
   Continuing operations .........................     $       2.14      $       1.32      $       0.91
   Discontinued operations .......................            (0.03)            (0.11)            (0.35)
                                                       ------------      ------------      ------------
NET INCOME PER SHARE .............................     $       2.11      $       1.21      $       0.56
                                                       ============      ============      ============

AVERAGE COMMON SHARES
   OUTSTANDING (DILUTED): ........................       23,932,821        23,692,922        19,800,967
                                                       ============      ============      ============

CASH DIVIDENDS PAID PER COMMON SHARE .............     $         --      $         --      $         --
                                                       ============      ============      ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------

NOTE Q - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 1999 and 1998:


                                                                                  1999
                                                                            THREE MONTHS ENDED
                                                         MARCH 31        JUNE 30       SEPTEMBER 30    DECEMBER 31
                                                       ------------    ------------    ------------    ------------
                                                                   ($ thousands, except per share data)
Operating revenues .................................   $    394,374    $    418,905    $    452,850    $    455,457
Operating expenses and costs .......................        376,667         393,600         419,996         421,616
                                                       ------------    ------------    ------------    ------------
Operating income ...................................         17,707          25,305          32,854          33,841
Other expense - net ................................         (4,821)         (6,172)         (5,445)
                                                                                                             (5,632)
Income taxes .......................................          5,408           8,036          11,333          11,678
                                                       ------------    ------------    ------------    ------------
Income from continuing operations ..................          7,478          11,097          16,076          16,531
Loss from discontinued operations ..................           (664)             --              --            (122)
                                                       ------------    ------------    ------------    ------------
Net income .........................................   $      6,814    $     11,097    $     16,076    $     16,409
                                                       ============    ============    ============    ============

Net income (loss) per common share, basic: (1)
   Continuing operations ...........................   $       0.32    $       0.51    $       0.76    $       0.78
   Discontinued operations .........................          (0.03)             --              --              --
                                                       ------------    ------------    ------------    ------------
Net income per share ...............................           0.29            0.51            0.76            0.78
                                                       ------------    ------------    ------------    ------------
Average shares outstanding .........................     19,613,653      19,632,533      19,691,666      19,746,666
                                                       ============    ============    ============    ============

Net income (loss) per common share, diluted: (2)
   Continuing operations ...........................   $       0.32    $       0.47    $       0.67    $       0.68
   Discontinued operations .........................          (0.03)             --              --              --
                                                       ------------    ------------    ------------    ------------
Net income per share ...............................           0.29            0.47            0.67            0.68
                                                       ------------    ------------    ------------    ------------
Average shares outstanding .........................     23,582,137      23,780,913      24,102,750      24,265,481
                                                       ============    ============    ============    ============


                                                                                  1998
                                                                            THREE MONTHS ENDED
                                                         MARCH 31        JUNE 30       SEPTEMBER 30    DECEMBER 31
                                                       ------------    ------------    ------------    ------------
                                                                   ($ thousands, except per share data)
Operating revenues .................................   $    376,945    $    405,589    $    420,417    $    404,452
Operating expenses and costs .......................        365,627         386,575         399,679         385,545
                                                       ------------    ------------    ------------    ------------
Operating income ...................................         11,318          19,014          20,738          18,907
Other income (expense) - net .......................         (4,913)         (6,145)         (5,673)          1,197
Income taxes .......................................          2,647           5,150           6,091           9,304
                                                       ------------    ------------    ------------    ------------
Income from continuing operations ..................          3,758           7,719           8,974          10,800
Loss from discontinued operations ..................           (140)           (318)           (881)         (1,237)
                                                       ------------    ------------    ------------    ------------
Net income .........................................   $      3,618    $      7,401    $      8,093    $      9,563
                                                       ============    ============    ============    ============

Net income (loss) per common share, basic (1)
   Continuing operations ...........................   $       0.14    $       0.34    $       0.40    $       0.49
   Discontinued operations .........................          (0.01)          (0.02)          (0.04)          (0.06)
                                                       ------------    ------------    ------------    ------------
Net income per share ...............................           0.13            0.32            0.36            0.43
                                                       ------------    ------------    ------------    ------------
Average shares outstanding .........................     19,605,213      19,610,213      19,610,213      19,610,213
                                                       ============    ============    ============    ============

Net income (loss) per common share, diluted: (2)
   Continuing operations ...........................   $       0.14    $       0.32    $       0.38    $       0.46
   Discontinued operations .........................          (0.01)          (0.01)          (0.04)          (0.05)
                                                       ------------    ------------    ------------    ------------
Net income per share ...............................           0.13            0.31            0.34            0.41
                                                       ------------    ------------    ------------    ------------
Average shares outstanding .........................     20,075,081      23,850,481      23,606,484      23,440,637
                                                       ============    ============    ============    ============


(1) Gives consideration to preferred stock dividends of $1.1 million per quarter.

(2) In the first quarter of 1998, consideration is given to preferred stock dividends of $1.1 million per quarter. Conversion of preferred stock into common would be antidilutive for the first quarter of 1998. For the first, second, third and fourth quarters of 1999, and for the second, third and fourth quarters of 1998, conversion of preferred stock into common is assumed.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------

NOTE R - ACQUISITION OF MINORITY INTEREST IN TREADCO, INC.

On January 22, 1999, the Company announced that it had submitted a formal proposal to Treadco's Board of Directors under which the outstanding shares of Treadco's common stock not owned by the Company would be acquired for $9.00 per share in cash. The announcement stated that the proposal had the support of Shapiro Capital Management Company, Inc., Treadco's largest independent stockholder, which beneficially owned 1,132,775 shares (or approximately 22%) of the common stock of Treadco. On March 15, 1999, the Company and Treadco signed a definitive merger agreement for the acquisition of all shares of Treadco's stock not owned by the Company for $9.00 per share in cash via a tender offer. The tender offer commenced on March 23, 1999, and closed on April 20, 1999. A total of approximately 2,457,000 shares were tendered to the Company. Including the tendered shares, the Company owned approximately 98% of Treadco at the closing of the tender. At a June 10, 1999 special meeting, the shareholders of Treadco, Inc. approved the merger of Treadco Acquisition Corporation, a wholly owned subsidiary of the Company, into Treadco, Inc. This transaction resulted in Treadco, Inc. becoming a wholly owned subsidiary of the Company. Subject to the terms of the merger agreement, shares of common stock not tendered were converted into the right to receive $9.00 per share. As a result of the merger, the Company voluntarily delisted Treadco Inc.'s common stock from trading on The Nasdaq Stock Market on June 10, 1999. The cost of the Treadco shares and related expenses of $23.7 million was funded with the Company's Revolving Credit Facility. The acquisition of the Treadco stock was accounted for as a purchase. The application of purchase accounting to the acquired assets and liabilities of Treadco resulted in the elimination of Treadco's goodwill of approximately $12.0 million and a reduction of Treadco's fixed assets of approximately $4.0 million.

Pro forma information (as if the acquisition and related transactions were completed at the beginning of their respective periods) for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                           YEAR ENDED DECEMBER 31
                                                   1999             1998             1997
                                               ------------     ------------     ------------
                                                     ($ thousands, except per shar data)
Operating revenues .......................     $  1,721,586     $  1,607,403     $  1,593,218
Net income ...............................           50,217           32,161           14,129
Net income per share (diluted) ...........             2.10             1.36             0.50