Form 10-K405, Exhibit 13
period 2000-12-31
ARKANSAS BEST CORP /DE/
filed 2001-03-13
CIK 894405

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


                                                                                                              CASH
                                                                               HIGH            LOW          DIVIDEND
                                                                           ----------     ------------      --------
2000
   First quarter ......................................................    $   13.625     $      9.313      $       -
   Second quarter......................................................        14.063            9.938              -
   Third quarter.......................................................        16.375           10.688              -
   Fourth quarter......................................................        20.125           13.266              -

1999
   First quarter ......................................................    $    8.875     $      5.250      $       -
   Second quarter......................................................         9.938            7.000              -
   Third quarter.......................................................        13.750            9.688              -
   Fourth quarter......................................................        14.563           11.969              -


At February 26, 2001, there were 20,369,570 shares of the Company's Common Stock outstanding, which were held by 565 stockholders of record.

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

The Company's Credit Agreement limits the total amount of "restricted payments" that the Company may make, excluding dividends on the Company's Preferred Stock, to $25.0 million in any one calendar year. The annual dividend requirements on the Company's Preferred Stock totaled approximately $4.1 million, $4.3 million and $4.3 million during 2000, 1999 and 1998, respectively.

SELECTED FINANCIAL DATA


                                                                                   YEAR ENDED DECEMBER 31
                                                            2000           1999           1998          1997(1)         1996
                                                         -----------    -----------    -----------    -----------    -----------
                                                                       ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Operating revenues ................................   $ 1,839,567    $ 1,721,586    $ 1,607,403    $ 1,593,218    $ 1,550,392
   Operating income (loss) ...........................       140,152        109,707         69,977         64,503        (15,673)
   Minority interest income (expense) in
     Treadco, Inc. ...................................            --            245         (3,257)         1,359          1,768
   Other (income) expenses, net ......................          (647)         3,920          3,255          8,814          5,944
   Gain on sale of Cardinal Freight Carriers, Inc. ...            --             --             --          8,985             --
   Fair value net gain - Wingfoot
     Commercial Tire Systems, LLC(2) .................         5,011             --             --             --             --
   Settlement of litigation(3) .......................            --             --          9,124             --             --
   Interest expense, net .............................        16,687         18,395         18,146         23,765         30,451
   Income (loss) from continuing
     operations before income taxes ..................       129,123         87,637         54,443         42,268        (50,300)
   Provision (credit) for income taxes ...............        52,968         36,455         23,192         20,086        (17,757)
   Income (loss) from continuing operations ..........        76,155         51,182         31,251         22,182        (32,543)
   Loss from discontinued operations,
     net of tax ......................................            --           (786)        (2,576)        (6,835)        (4,060)
   Net income (loss) .................................        76,155         50,396         28,675         15,347        (36,603)
   Income (loss) per common share
     from continuing operations (diluted) ............          3.17           2.14           1.32           0.91          (1.89)
   Net income (loss) per common
     share (diluted) .................................          3.17           2.11           1.21           0.56          (2.10)
   Cash dividends paid per
     common share(4) .................................            --             --             --             --           0.01

BALANCE SHEET DATA:
   Total assets ......................................       797,124        731,929        707,330        693,649        823,492
   Current portion of long-term debt .................        23,948         20,452         17,504         16,484         37,197
   Long-term debt (including capital leases
     and excluding current portion) ..................       152,997        173,702        196,079        202,604        317,874

OTHER DATA:
   Gross capital expenditures(5) .....................        93,585         76,209         86,446         14,135         41,599
   Net capital expenditures(6) .......................        83,801         61,253         70,243        (23,775)       (23,713)
   Depreciation and amortization .....................        52,186         45,242         40,674         44,316         56,389
   Goodwill amortization .............................         4,051          4,195          4,515          4,629          4,609
   Other amortization ................................           217            324          2,420          4,139          3,740

(1) Selected financial data is not comparable to the prior years' information due to the sale of Cardinal on July 15, 1997.

(2) Fair value net gain on the contribution of Treadco's assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot") (see Note R to the Consolidated Financial Statements).

(3)   Income results from the settlement of Treadco litigation (see Note K).

(4) Cash dividends on the Company's Common Stock were indefinitely suspended by the Company as of the second quarter of 1996.

(5) Does not include revenue equipment placed in service under operating leases, which amounted to $21.9 million in 1997. There were no operating leases for revenue equipment entered into for 2000, 1999, 1998 and 1996.

(6) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal transportation operations, and truck tire retreading and new tire sales (see Note R). Principal subsidiaries are ABF Freight System, Inc. ("ABF"); G.I. Trucking Company ("G.I. Trucking"); Clipper Exxpress Company and related companies ("Clipper"); FleetNet America LLC; and, until October 31, 2000, Treadco, Inc. ("Treadco") (see Note R).

See Note Q to the Consolidated Financial Statements regarding the acquisition of non-ABC-owned Treadco shares and subsequent merger resulting in Treadco becoming a wholly owned subsidiary of the Company. See Note R regarding the contribution of substantially all of Treadco's assets and liabilities to Wingfoot. See Note A regarding the consolidation of Treadco in the Company's consolidated financial statements for 1998. See Note C regarding the Company's discontinuation of Clipper International.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 1999, the FASB issued Statement No. 137, which deferred for one year the implementation date of FASB Statement No. 133. As a result, Statement No. 133 is effective for the Company in 2001.

The Company is party to an interest rate swap on a notional amount of $110.0 million with a fair value of ($0.1) million as of December 31, 2000. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Company's Credit Agreement margin (currently
 .55%). Once FASB Statement No. 133 becomes effective, the Company plans to record the swap on its balance sheet at fair value with the adjustment to fair value for the hedged portion recognized in other comprehensive income. Subsequent changes in fair value on the hedged portion will be recognized through other comprehensive income until the hedged item is recognized in earnings. Management continually evaluates the effectiveness of the swap arrangement based on its forecasted borrowing levels and whether the interest paid on $110.0 million of bank borrowings is at the fixed swap rate plus the Credit Agreement margin. If the swap arrangement, hedged portion or notional amount is changed, the Company will evaluate these factors as they relate to FASB No. 133 and the Company's derivative accounting policy at that time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------

OPERATING SEGMENT DATA

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. Note M to the Consolidated Financial Statements contains additional information regarding the Company's operating segments.


                                                        YEAR ENDED DECEMBER 31
                                                    2000           1999            1998
                                                 ---------      ---------       ---------
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC
    Salaries and wages .....................          62.4%          64.1%           66.5%
    Supplies and expenses ..................          12.6           11.0            10.8
    Operating taxes and licenses ...........           3.0            3.0             3.1
    Insurance ..............................           1.6            1.6             1.7
    Communications and utilities ...........           1.1            1.2             1.2
    Depreciation and amortization ..........           2.6            2.4             2.2
    Rents and purchased transportation .....           6.8            8.0             8.4
    Other ..................................           0.2            0.4             0.5
    (Gain) on sale of revenue equipment ....            --           (0.1)           (0.2)
                                                 ---------      ---------       ---------
                                                      90.3%          91.6%           94.2%
                                                 =========      =========       =========


G.I. TRUCKING COMPANY
    Salaries and wages .....................          47.0%          46.8%           47.2%
    Supplies and expenses ..................           9.4            8.0             8.5
    Operating taxes and licenses ...........           2.1            2.4             2.1
    Insurance ..............................           2.5            2.7             3.2
    Communications and utilities ...........           1.3            1.3             1.3
    Depreciation and amortization ..........           3.0            2.6             2.5
    Rents and purchased transportation .....          30.0           32.3            31.4
    Other ..................................           2.3            2.5             2.6
    (Gain) on sale of revenue equipment ....            --           (0.1)           (0.1)
                                                 ---------      ---------       ---------
                                                      97.6%          98.5%           98.7%
                                                 =========      =========       =========


CLIPPER
    Cost of services .......................          85.5%          85.9%           87.6%
    Selling, administrative and general ....          13.3           12.8            13.4
    (Gain) on sale of revenue equipment ....            --             --            (0.1)
                                                 ---------      ---------       ---------
                                                      98.8%          98.7%          100.9%
                                                 =========      =========       =========

TREADCO, INC
    Cost of services .......................          66.6%          68.8%           70.6%
    Selling, administrative and general ....          30.4           29.3            28.0
                                                 ---------      ---------       ---------
                                                      97.0%          98.1%           98.6%
                                                 =========      =========       =========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------





                                        YEAR ENDED DECEMBER 31
                                     2000        1999          1998
                                   -------      -------      -------

OPERATING INCOME (LOSS)

ABF Freight System, Inc. .....         9.7%         8.4%         5.8%
G.I. Trucking Company ........         2.4          1.5          1.3
Clipper ......................         1.2          1.3         (0.9)
Treadco, Inc. ................         3.0          1.9          1.4


RESULTS OF OPERATIONS

2000 COMPARED TO 1999

Consolidated revenues from continuing operations of the Company for 2000 were $1,839.6 million compared to $1,721.6 million for 1999, representing an increase of 6.9%, due primarily to increases in revenue for ABF, G.I. Trucking and Clipper, offset by a decline in revenues for Treadco as a result of the contribution of substantially all of the Treadco assets and liabilities to Wingfoot on October 31, 2000 (see Note R). The Company's operating income from continuing operations for 2000 increased 27.8% to $140.2 million from $109.7 million in 1999. Increases in operating income from continuing operations for 2000 are attributable to improved operating income for ABF, G.I. Trucking, Clipper and Treadco. Income from continuing operations for 2000 was $76.2 million, or $3.17 per diluted common share, compared to $51.2 million, or $2.14 per diluted common share, for 1999. The improvements in income from continuing operations reflect improvements in operating income, lower interest costs and a fair value net gain on the Treadco/Wingfoot transaction (see Note R) of $5.0 million or $0.12 per diluted common share.

The Company experienced a slowdown in business levels, resulting from a decline in the economy, beginning in mid-2000. As a result, LTL tonnage levels for ABF, the Company's largest subsidiary, declined 4.3% on a per-day basis in the fourth quarter of 2000 from the fourth quarter 1999. G.I. Trucking's fourth quarter 2000 tonnage increased at a slower pace than previous quarters of 2000 and Clipper's fourth quarter 2000 LTL and intermodal shipment levels declined relative to the same period in 1999, where previous quarters of 2000 showed primarily increases. If business levels continue at this slower pace, the Company's 2001 business levels, and potentially its results of operations, could be adversely impacted relative to 2000.

ABF FREIGHT SYSTEM, INC.

Effective August 14, 2000, ABF implemented a general rate increase of 5.7%. Previous overall rate increases effective January 1, 1999 and September 13, 1999 were 5.5% and 5.1%, respectively. Revenues for 2000 increased 8.0% to $1,379.3 million from $1,277.1 million for 1999. ABF generated operating income for 2000 of $133.8 million compared to $107.0 million for 1999.

ABF's increase in revenue is due primarily to an increase in LTL revenue per hundredweight of 8.0% to $21.13 for 2000 compared to $19.57 in 1999, reflecting a favorable pricing environment. ABF's revenue increase also results from a slight increase in LTL tonnage of 0.6% for 2000 compared to 1999. However, total tonnage for ABF declined from 1999 by 0.5%. LTL tonnage per day for the fourth quarter of 2000 declined 4.3% when compared to the fourth quarter of 1999. ABF's fourth quarter 2000 performance was affected by less available freight due to decreased business levels at customer facilities. In addition, tonnage declines reflect declining density in ABF's freight mix and the fact that customers were shipping more heavily in the fourth quarter of 1999 to prepare for the "Year 2000."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------



ABF implemented a fuel surcharge on July 7, 1999, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge in effect during 2000 ranged from 1.5% to 6.0% of revenue. The fuel surcharge in effect during the third and fourth quarters of 1999 ranged from 0.5% to 2.0% of revenue.

ABF's operating ratio improved to 90.3% for 2000 from 91.6% in 1999. The improvements are the result of the revenue yield improvements previously described and as a result of changes in certain operating expense categories as follows:

Salaries and wages expense for 2000 declined 1.7% as a percent of revenue compared to 1999. The decline results primarily from the revenue yield improvements previously discussed. These improvements were offset, in part, by the annual general union wage and benefit rate increase on April 1, 2000 of approximately 3.0%, and an increase in incentive pay amounts.

Supplies and expenses increased 1.6% as a percent of revenue for 2000 compared to 1999. This change is due primarily to higher diesel fuel prices, which increased 61.2% on an average price-per-gallon basis, net of fuel taxes, when the year 2000 is compared to 1999. The previously mentioned fuel surcharge on revenue is intended to offset the fuel cost increase.

Depreciation and amortization expense increased 0.2% as a percent of revenue for the year 2000 compared to 1999, due primarily to the purchase of 608 road tractors during 2000. The road tractors purchased include approximately 101 additions with the remaining units replacing older tractors in the fleet, including many which were under operating leases in the same periods of 1999.

Rents and purchased transportation expense decreased 1.2% as a percent of revenue for 2000 compared to 1999, due to the disposal of tractors under operating leases, as previously mentioned. In addition, total rail costs decreased as a percent of revenue, as a result of a decline in the utilization of rail for 2000. Rail utilization was 15.6% of total miles compared to 18.3% during 1999.

G.I. TRUCKING COMPANY

Effective September 1, 2000 and October 1, 1999, G.I. Trucking implemented a general rate increase of 5.9% and 5.5%, respectively. G.I. Trucking revenues for 2000 increased 17.8% to $161.9 million from $137.4 million in 1999. The revenue increase resulted from an increase in G.I. Trucking's tonnage of 13.2% for 2000 from 1999. In addition, revenue per hundredweight increased 4.1% from the same period in 1999. During the early part of first quarter 2000, G.I. Trucking expanded its operational capabilities in the states of Texas, New Mexico, Oklahoma, Kansas and parts of Missouri, in preparation for adding new business from an existing carrier partner. In addition, G.I. Trucking increased its sales management and sales staff throughout its system by nearly 50% over 1999 levels.

G.I. Trucking implemented a fuel surcharge during the last week of August 1999, based upon a West Coast average fuel index. The fuel surcharge in effect during 2000 ranged from 2.6% to 7.3% of revenue, while the fuel surcharge in effect for the last four months of 1999 ranged from 1.6% to 2.4% of revenue.

G.I. Trucking's operating ratio improved to 97.6% for 2000 from 98.5% in 1999, as a result of the increases in tonnage and revenue yield improvements previously described. In addition, the change in the operating ratio results from changes in certain operating expenses as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


Salaries and wages expense increased 0.2% as a percent of revenue during 2000 compared to 1999. This increase is due primarily to increased salaries and benefits related to the addition of sales staff described above and unfavorable workers' compensation claims experience, offset in part by lower pension costs.

Supplies and expenses increased 1.4% as a percent of revenue for 2000 compared to 1999. The increase is due primarily to higher fuel costs, which increased in total dollars by 73.7% in 2000 compared to 1999 and as a result of more miles run on company-owned equipment rather than by third party purchased transportation providers. G.I. Trucking's fuel surcharge on revenue is intended to offset the fuel cost increase.

Operating taxes and licenses expense decreased 0.3% as a percent of revenue for 2000 compared to 1999, due primarily to the fact that a portion of such costs is primarily fixed in nature and declines as a percent of revenue with increases in revenue levels.

Insurance expense decreased 0.2% as a percent of revenue for 2000 compared to 1999. This decrease is due to favorable claims experience for bodily injury and property damage claims during 2000 as compared to 1999.

Depreciation and amortization increased 0.4% as a percent of revenue for 2000 compared to 1999, due primarily to G.I. Trucking adding 307 trailers and 29 tractors to their fleet during 2000 as a result of revenue growth and an effort to utilize company-owned equipment rather than purchased transportation for certain linehaul moves.

Rents and purchased transportation expenses decreased 2.3% as a percent of revenue for 2000 compared to 1999. G.I. Trucking has decreased its purchased transportation costs by utilizing company-owned equipment for specific linehaul moves during 2000 compared to 1999, as previously discussed.

CLIPPER

Clipper implemented a general rate increase of 5.9% for LTL shipments as of August 1, 2000. Revenues for Clipper increased 16.0% to $130.2 million for 2000 from $112.2 million in 1999. Intermodal revenue per shipment increased 26.7% during 2000 compared to 1999. However, intermodal shipments declined 5.8% during 2000 compared to 1999. LTL revenue per shipment increased 3.9% during 2000 compared to 1999 while LTL shipments declined 2.1% in 2000 compared to 1999. LTL and intermodal shipment declines reflect Clipper's movement away from unprofitable business and lower business levels.

Revenues for Clipper in the fourth quarter 2000 increased only 1.9% on a per day basis from the same period in 1999. Intermodal revenue per shipment increased 41.5% during the fourth quarter 2000 compared to fourth quarter 1999. However, intermodal shipments declined 18.9% during the fourth quarter 2000 compared to fourth quarter 1999. LTL revenue per shipment decreased 3.1% and LTL shipments declined 16.1% in the fourth quarter 2000 compared to fourth quarter 1999. Both the intermodal and LTL divisions continued to move away from some unprofitable business during the fourth quarter of 2000. The intermodal division was able to add some new business with improved profit margins. The LTL division was not able to readily replace its lost revenue. In addition, the LTL division suffered from changes in the shipping pattern of a large customer, which reduced the LTL shipments handled by Clipper.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


Clipper's operating ratio increased slightly to 98.8% for 2000 from 98.7% in 1999, due primarily to an increase in selling, administrative and general costs of 0.5% as a percent of revenue for the year 2000. Clipper experienced a higher-than-normal increase in bad debt expense, resulting from bankruptcies during 2000. Additional costs were also incurred for information technology improvements and lease termination charges. These increases were offset, in part, by gross margin improvements on its intermodal and produce shipments. Clipper's gross margins improved, in part, as a result of a higher level of rail utilization for the year 2000. Clipper's rail utilization was 63.8% of total miles for 2000 compared to 59.3% during 1999. For Clipper, rail costs per mile are less expensive than over-the-road costs per mile.

TREADCO, INC.

On September 13, 2000, Treadco entered into an agreement with The Goodyear Tire & Rubber Company ("Goodyear") to form a new limited liability company called Wingfoot Commercial Tire Systems, LLC (see Note R). The transaction closed on October 31, 2000. For the year ended December 31, 2000, tire operations include the operations of Treadco for the ten months ended October 31, 2000 only.

INTEREST

Interest expense was $16.7 million for 2000 compared to $18.4 million for 1999. The decline resulted from lower average debt levels when 2000 is compared to 1999.

INCOME TAXES

The difference between the effective tax rate for the year ended December 31, 2000 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill and other nondeductible expenses (see Note F).

At December 31, 2000, the Company had deferred tax assets of $30.8 million, net of a valuation allowance of $2.2 million, and deferred tax liabilities of $58.8 million. The Company believes that the benefits of the deferred tax assets of $30.8 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $58.8 million and the presence of significant taxable income in 2000 and 1999. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations and for the excess tax basis in the investment in Wingfoot.

Management intends to evaluate the realizability of deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.

ACCOUNTS RECEIVABLE, INVENTORIES, MANUFACTURING EQUIPMENT AND ACCOUNTS PAYABLE

Accounts receivable decreased $14.4 million, inventories decreased $30.1 million, manufacturing equipment decreased $15.9 million and accounts payable decreased $16.6 million from December 31, 1999 to December 31, 2000, due primarily to the contribution of substantially all of the assets and liabilities of Treadco to Wingfoot on October 31, 2000 (see Note R).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


INVESTMENT IN WINGFOOT

The investment in Wingfoot relates to the contribution of substantially all of the assets and liabilities of Treadco to Wingfoot on October 31, 2000 (see Note
R).

OTHER ASSETS

Other assets increased $11.6 million from December 31, 1999 to December 31, 2000, due primarily to incentive pay deferrals and matching contributions made to the Company's Voluntary Savings Plan assets, which are held in a trust account.

GOODWILL

The Company's assets include goodwill, net of amortization, of $105.4 million, representing 13.2% of total assets and 36.1% of total stockholder's equity. Goodwill includes $66.3 million (with a remaining life of 28 years), resulting from a 1988 leveraged buyout transaction and $39.1 million (with a remaining life of 24 years), resulting from the 1994 acquisition of Clipper. The Company's accounting policy for reviewing the carrying amount of its goodwill for impairment is reflected in Note B to the Consolidated Financial Statements. No indications of impairment existed at December 31, 2000.

ACCRUED EXPENSES

Accrued expenses increased $8.2 million from December 31, 1999 to December 31, 2000, due primarily to the reclassification of $10.0 million in income tax-related accrued interest from other long-term liabilities to current liabilities during 2000 (see Note F) and increases in incentive pay amounts. These increases were offset, in part, by a decrease in loss, injury, damage and workers' compensation reserves as a result of the contribution of substantially all of the assets and liabilities of Treadco to Wingfoot on October 31, 2000 (see Note R).

1999 COMPARED TO 1998

Consolidated revenues from continuing operations of the Company for 1999 were $1,721.6 million compared to $1,607.4 million for 1998, representing an increase of 7.1%, primarily due to increases in revenues for ABF, G.I. Trucking and Treadco, offset in part by declines in Clipper revenues. The Company's operating income from continuing operations increased 56.8% to $109.7 million for 1999 from $70.0 million for 1998. Increases in operating income from continuing operations are attributable to improved operations at ABF, G.I. Trucking, Clipper and Treadco, offset in part by increases in corporate incentive pay accruals reflected in the Company's "other" segment. Income from continuing operations for 1999 was $51.2 million, or $2.14 per common share (diluted), compared to $31.3 million, or $1.32 per common share (diluted), for 1998.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


G.I. TRUCKING COMPANY

G.I. Trucking revenues increased 10.3% to $137.4 million for 1999 from $124.5 million during 1998. The revenue increase resulted from an increase in G.I. Trucking's tonnage of 8.6% in 1999 when compared to 1998 and an increase in revenue per hundredweight of 1.6%. G.I. Trucking implemented a fuel surcharge during the last week of August 1999, based upon a West Coast average fuel index. The fuel surcharge in effect for the last four months of 1999 ranged from 1.6% to 2.4% of revenue. There was no fuel surcharge in effect during 1998. G.I. Trucking implemented a general rate increase of 5.5% effective October 1, 1999. G.I. Trucking's previous general rate increase was effective on November 1, 1998 and amounted to 5.5%.

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

TREADCO, INC.

Revenues for Treadco increased 2.9% to $186.6 million for 1999, compared to $181.3 million for 1998. For 1999, "same store" sales increased 2.7% compared to 1998. "New store" sales accounted for 0.2% of the increase from 1998. "Same store" sales include locations that have been in existence for the entire periods presented. "New store" sales resulted from the addition of two new sales-only locations. Revenues from retreading for 1999 were $70.7 million, representing a decrease of 0.2% from $70.8 million in 1998. Retread revenues for 1999 were lower due to a decrease in units sold of approximately 3.0% from the same period in 1998. This decrease was offset by an increase in the average sales price per unit of approximately 3.0% from the same period in 1998. Declines in retread units sold result from less customer demand and a more competitive marketplace. Revenues from new tires increased 2.9% to $94.2 million in 1999 from $91.6 million during 1998, due to a 4.0% increase in unit sales from 1998, offset, in part, by a 1.0% decrease in the sales price per unit. The decrease in the sales price per unit primarily is a result of lower commissions received from new tire manufacturers for new tires sold on national accounts. Service revenues for 1999 increased 14.5% to $21.6 million from $18.9 million in 1998.

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

INTEREST

Interest expense was $18.4 million for 1999 compared to $18.1 million for 1998, due primarily to an increase in interest expense accruals related to pending Internal Revenue Service ("IRS") examinations (see Note F) offset by reductions in interest expense associated with lower debt levels.

INCOME TAXES

The difference between the effective tax rate for 1999 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill, minority interest, nondeductible tender offer response costs incurred by Treadco (see Note Q) and other nondeductible expenses (see Note F).

LIQUIDITY AND CAPITAL RESOURCES

Net income plus depreciation and amortization was $132.6 million for the year ended December 31, 2000 compared to $100.2 million for 1999. Cash provided from operations and proceeds from assets sales of $9.8 million were used primarily to purchase revenue equipment and other property and equipment totaling $93.6 million, reduce outstanding debt and purchase preferred stock of $3.9 million during 2000. Cash provided by operations and proceeds from assets sales of $15.0 million were used to purchase revenue equipment and other property and equipment in the amount of $50.1 million, purchase the non-ABC-owned shares of Treadco for $23.7 million and pay down outstanding debt during 1999.

The Company is party to a $250 million credit agreement (the "Credit Agreement") with Wells Fargo Bank (Texas), N.A., as Administrative Agent and with Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A. as Co-Documentation Agents. The Credit Agreement provides for up to $250 million of revolving credit loans (including letters of credit) and extends into 2003.

At December 31, 2000, there were $110.0 million of Revolver Advances and approximately $22.8 million of letters of credit outstanding. At December 31, 2000, the Company had approximately $117.2 million of borrowing availability under the Credit Agreement. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions and dispositions of assets and require the Company to meet certain quarterly financial ratio tests. As of December 31, 2000, the Company was in compliance with the covenants.

The Company is party to an interest rate swap on a notional amount of $110.0 million. The purpose of the swap is to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which is currently 0.55% (see Notes G and N).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------


The following table sets forth the Company's historical capital expenditures (net of gains on equipment trade-ins) for the periods indicated below. Proceeds from the sale of property and equipment have not been netted against the capital expenditures:


                                                                    YEAR ENDED DECEMBER 31
                                                               2000        1999         1998
                                                              -------     -------     -------
                                                                      ($ thousands)
CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. .............................     $71,337     $49,342     $58,364
   G.I. Trucking Company ................................      11,693       7,946      11,730
   Clipper ..............................................       4,346       5,309       2,805
   Treadco, Inc. ........................................       3,916       9,801      11,205
   Other ................................................       2,293       3,811       2,342
                                                              -------     -------     -------

      Total consolidated capital expenditures (gross) ...     $93,585     $76,209     $86,446
                                                              =======     =======     =======


The amounts presented in the table include equipment purchases financed with capital leases of $26.1 million and $25.6 million in 1999 and 1998, respectively. No capital lease obligations were incurred in the year ended December 31, 2000.

In 2001, the Company forecasts total spending of $90.0 to $100.0 million for capital expenditures net of proceeds from equipment and real estate sales. Of the $90.0 to $100.0 million, ABF is budgeted for $65.0 to $75.0 million to be used primarily for revenue equipment and facilities. G.I. Trucking is budgeted for approximately $10.0 million of expenditures to be used primarily for revenue equipment. Clipper is budgeted for approximately $4.0 million of expenditures to be used primarily for revenue equipment. In addition, the Company plans an addition to its corporate headquarters building in Fort Smith, Arkansas.

Management believes, based upon the Company's current levels of operations, the Company's cash, capital resources, borrowings available under the Credit Agreement and cash flow from operations will be sufficient to finance current and future operations and meet all present and future debt service requirements, as well as fund its commitment to purchase $26.0 million in revenue equipment (see Note J) and to fund the payment of potential tax and interest liabilities (see Note F).

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

ENVIRONMENTAL MATTERS

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 82 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
--------------------------------------------------------------------------------



The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $340,000 over the last 12 years) or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2000, the Company has accrued approximately $2.7 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

FORWARD-LOOKING STATEMENTS

Statements contained in the Management's Discussion and Analysis section of this report that are not based on historical facts are "forward-looking statements." Terms such as "estimate," "forecast," "expect," "predict," "plan," "anticipate," "believe," "intend," "should," "would," "scheduled," and similar expressions and the negatives of such terms are intended to identify forward-looking statements. Such statements are by their nature subject to uncertainties and risks, including but not limited to union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Arkansas Best's subsidiaries; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; the timing and amount of capital expenditures; competitive initiatives and pricing pressures; general economic conditions; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission ("SEC") public filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently 0.55%). This instrument is not recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 2000, are as follows:


        NOTIONAL                                 RATE                             RATE                      FAIR
         AMOUNT            MATURITY              PAID                           RECEIVED                  VALUE(2)
         -------           --------              ----                           --------                  --------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate(1)              ($0.1) million
                                         Margin (currently 0.55%)            Plus Credit Agreement
                                                                             Margin (currently 0.55%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2000 to terminate the agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above.

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG-AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the Subordinated Debentures and Treadco equipment debt, which are estimated using current market rates. Treadco equipment debt is not included as of December 31, 2000 because of the contribution of substantially all of Treadco's assets and liabilities to Wingfoot on October 31, 2000 (see Note R).

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:


                                                                 2000                                  1999
                                                      CARRYING            FAIR               CARRYING          FAIR
                                                       AMOUNT             VALUE               AMOUNT           VALUE
                                                    ------------       ------------       -------------    ------------
                                                                                    ($ thousands)
Cash and cash equivalents.......................    $     36,742       $     36,742       $       4,319    $      4,319
Short-term debt.................................    $         21       $         21       $       1,166    $      1,080
Long-term debt..................................    $    138,814       $    141,451       $     135,780    $    132,648

--------------------------------------------------------------------------------

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 2000, outstanding debt obligations under the Credit Agreement periodically exceeded $110.0 million. The Company's highest borrowings during 2000 reached $120.0 million, and the average borrowings during the year were $110.0 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings.

The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF, G.I. Trucking and Clipper based on increases in diesel fuel prices compared to relevant indexes.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to less than 1.0% of total revenues for 2000. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2000 or 1999.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Arkansas Best Corporation

We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                                              Ernst & Young LLP



Little Rock, Arkansas
January 17, 2001

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                              DECEMBER 31
                                                                          2000           1999
                                                                       ----------     ----------
                                                                             ($ thousands)
ASSETS

CURRENT ASSETS
   Cash and cash equivalents .....................................     $   36,742     $    4,319
   Accounts receivables less allowances
     (2000 -- $4,595; 1999 -- $5,775) ............................        173,485        187,837
   Inventories ...................................................          2,928         33,050
   Prepaid expenses ..............................................          8,325          7,428
   Deferred income taxes .........................................         11,442          7,231
   Other .........................................................          1,531          3,234
                                                                       ----------     ----------

      TOTAL CURRENT ASSETS .......................................        234,453        243,099

PROPERTY, PLANT AND EQUIPMENT
   Land and structures ...........................................        208,220        222,421
   Revenue equipment .............................................        347,388        292,493
   Manufacturing equipment .......................................             --         15,851
   Service, office and other equipment ...........................         74,397         82,508
   Leasehold improvements ........................................         12,693         10,520
                                                                       ----------     ----------
                                                                          642,698        623,793
   Less allowances for depreciation and amortization .............        296,679        286,699
                                                                       ----------     ----------
                                                                          346,019        337,094

INVESTMENT IN WINGFOOT ...........................................         59,341             --

OTHER ASSETS .....................................................         50,792         39,154

ASSETS HELD FOR SALE .............................................          1,101          3,197

GOODWILL, less amortization (2000 -- $40,416; 1999 -- $36,365) ...        105,418        109,385
                                                                       ----------     ----------

                                                                       $  797,124     $  731,929
                                                                       ==========     ==========

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                                        DECEMBER 31
                                                                                   2000             1999
                                                                                 ---------       ---------
                                                                                        ($ thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft and drafts payable ......................................      $  24,667       $  16,187
   Accounts payable .......................................................         59,999          76,597
   Accrued expenses .......................................................        168,625         160,469
   Federal and state income taxes .........................................          4,127           8,434
   Current portion of long-term debt ......................................         23,948          20,452
                                                                                 ---------       ---------
      TOTAL CURRENT LIABILITIES ...........................................        281,366         282,139

LONG-TERM DEBT, less current portion ......................................        152,997         173,702

OTHER LIABILITIES .........................................................         31,052          29,845

DEFERRED INCOME TAXES .....................................................         39,519          25,191

COMMITMENTS AND CONTINGENCIES .............................................             --              --

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, authorized 10,000,000 shares;
      issued and outstanding 2000: 1,390,000 shares;
      1999: 1,495,000 shares ..............................................             14              15
   Common stock, $.01 par value, authorized 70,000,000 shares;
      issued 2000: 20,219,137 shares; 1999: 19,752,333 shares .............            202             197
   Additional paid-in capital .............................................        194,211         194,155
   Retained earnings ......................................................         98,718          26,685
   Treasury stock, at cost, 2000: 59,782 shares ...........................           (955)             --
   Accumulated other comprehensive income .................................             --              --
                                                                                 ---------       ---------
      TOTAL STOCKHOLDERS' EQUITY ..........................................        292,190         221,052
                                                                                 ---------       ---------

                                                                                 $ 797,124       $ 731,929
                                                                                 =========       =========


The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                                                                   YEAR ENDED DECEMBER 31
                                                                                        2000             1999              1998
                                                                                     -----------      -----------      -----------
                                                                                         ($ thousands, except per share data)
OPERATING REVENUES
   Transportation operations ...................................................     $ 1,683,212      $ 1,537,271      $ 1,428,421
   Tire operations .............................................................         156,355          184,315          178,982
                                                                                     -----------      -----------      -----------
                                                                                       1,839,567        1,721,586        1,607,403
                                                                                     -----------      -----------      -----------

OPERATING EXPENSES AND COSTS
   Transportation operations ...................................................       1,546,847        1,430,294        1,360,261
   Tire operations .............................................................         152,568          181,585          177,165
                                                                                     -----------      -----------      -----------

                                                                                       1,699,415        1,611,879        1,537,426
                                                                                     -----------      -----------      -----------

OPERATING INCOME ...............................................................         140,152          109,707           69,977

OTHER INCOME (EXPENSE)
   Net gains on sales of property and non-revenue equipment ....................           2,608              871            1,694
   Fair value net gain - Wingfoot ..............................................           5,011               --               --
   Settlement of litigation ....................................................              --               --            9,124
   Interest expense, net .......................................................         (16,687)         (18,395)         (18,146)
   Minority interest in Treadco, Inc. ..........................................              --              245           (3,257)
   Other, net ..................................................................          (1,961)          (4,791)          (4,949)
                                                                                     -----------      -----------      -----------
                                                                                         (11,029)         (22,070)         (15,534)
                                                                                     -----------      -----------      -----------

INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES ........................................................         129,123           87,637           54,443

FEDERAL AND STATE INCOME TAXES
   Current .....................................................................          42,851           33,327           21,245
   Deferred ....................................................................          10,117            3,128            1,947
                                                                                     -----------      -----------      -----------
                                                                                          52,968           36,455           23,192
                                                                                     -----------      -----------      -----------

INCOME FROM CONTINUING OPERATIONS ..............................................          76,155           51,182           31,251
                                                                                     -----------      -----------      -----------

DISCONTINUED OPERATIONS
   Loss from discontinued operations (net of tax benefits of $472 and $1,287 for
    the years ended December 31, 1999 and 1998, respectively) ..................              --             (786)          (2,576)
                                                                                     -----------      -----------      -----------
LOSS FROM DISCONTINUED OPERATIONS ..............................................              --             (786)          (2,576)
                                                                                     -----------      -----------      -----------

NET INCOME .....................................................................          76,155           50,396           28,675
   Preferred stock dividends ...................................................           4,122            4,298            4,298
                                                                                     -----------      -----------      -----------

NET INCOME FOR COMMON STOCKHOLDERS .............................................     $    72,033      $    46,098      $    24,377
                                                                                     ===========      ===========      ===========


NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations .......................................................     $      3.62      $      2.38      $      1.37
   Discontinued operations .....................................................              --            (0.04)           (0.13)
                                                                                     -----------      -----------      -----------

NET INCOME PER SHARE ...........................................................     $      3.62      $      2.34      $      1.24
                                                                                     ===========      ===========      ===========

DILUTED:
   Continuing operations .......................................................     $      3.17      $      2.14      $      1.32
   Discontinued operations .....................................................              --            (0.03)           (0.11)
                                                                                     -----------      -----------      -----------
NET INCOME PER SHARE ...........................................................     $      3.17      $      2.11      $      1.21
                                                                                     ===========      ===========      ===========

CASH DIVIDENDS PAID PER COMMON SHARE ...........................................     $        --      $        --      $        --
                                                                                     ===========      ===========      ===========


The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                             PREFERRED STOCK          COMMON STOCK        ADDITIONAL   RETAINED
                                         ---------------------    ---------------------     PAID-IN    EARNINGS
                                           SHARES      AMOUNT       SHARES     AMOUNT       CAPITAL    (DEFICIT)
                                         ---------   ---------    ---------   ---------    ---------   ---------
                                                                                                 (thousands)

BALANCES AT JANUARY 1, 1998 ..........       1,495   $      15       19,596   $     196    $ 192,910   $ (43,788)

   Net income ........................                      --                       --           --      28,675
   Adjustment to minimum pension
      liability ......................                      --                       --           --          (2)

      Comprehensive income ...........

   Tax effect of stock options
       exercised .....................                      --                       --          118          --
   Issuance of common stock ..........                      --           14          --           89          --

   Dividends paid on preferred
       stock .........................                      --                       --           --      (4,298)
                                         ---------   ---------    ---------   ---------    ---------   ---------

BALANCES AT DECEMBER 31, 1998 ........       1,495          15       19,610         196      193,117     (19,413)

   Net income ........................                      --                       --           --      50,396

        Comprehensive income .........

   Tax effect of stock options
       exercised .....................                      --                       --           7           --
   Issuance of common stock ..........                      --          142           1       1,031           --

   Dividends paid on preferred
       stock .........................                      --                       --           --      (4,298)
                                         ---------   ---------    ---------   ---------    ---------   ---------

BALANCES AT DECEMBER 31, 1999 ........       1,495          15       19,752         197      194,155      26,685

   Net income ........................                      --                       --           --      76,155

        Comprehensive income .........

   Issuance of common stock ..........                      --          467           5        3,829          --
   Tax effect of stock options
       exercised .....................                      --                       --          150          --
   Purchase of preferred stock .......        (105)         (1)                      --       (3,923)         --
   Purchase of treasury stock ........                      --                       --           --          --
   Dividends paid on preferred
       stock .........................                      --                       --           --      (4,122)
                                         ---------   ---------    ---------   ---------    ---------   ---------

BALANCES AT DECEMBER 31, 2000 ........       1,390   $      14       20,219   $     202    $ 194,211   $  98,718
                                         =========   =========    =========   =========    =========   =========


                                         ACCUMULATED
                                            OTHER
                                        COMPREHENSIVE    TREASURY      TOTAL
                                        INCOME (LOSS)(a)  STOCK        EQUITY
                                        ---------------- ---------    ---------



BALANCES AT JANUARY 1, 1998 ..........     $    (271)          --    $ 149,062

   Net income ........................            --           --       28,675
   Adjustment to minimum pension
       liability ....................            271           --          269
                                                                     ---------
      Comprehensive income ...........                                  28,944
                                                                     ---------
   Tax effect of stock options
       exercised .....................            --           --           118
   Issuance of common stock ..........            --           --           89
   Dividends paid on preferred
       stock .........................            --           --       (4,298)
                                           ---------    ---------    ---------

BALANCES AT DECEMBER 31, 1998 ........            --           --      173,915

   Net income ........................            --           --       50,396
                                                                     ---------
        Comprehensive income .........                                  50,396
                                                                     ---------
   Tax effect of stock options
       exercised .....................            --           --            7
   Issuance of common stock ..........            --           --        1,032
   Dividends paid on preferred
       stock .........................            --           --       (4,298)
                                           ---------    ---------    ---------

BALANCES AT DECEMBER 31, 1999 ........            --           --      221,052

   Net income ........................            --           --       76,155
                                                                     ---------
        Comprehensive income .........                                  76,155
                                                                     ---------
   Issuance of common stock ..........            --           --        3,834
   Tax effect of stock options
       exercised .....................            --           --          150
   Purchase of preferred stock .......            --           --       (3,924)
   Purchase of treasury stock ........            --         (955)        (955)
   Dividends paid on preferred
       stock .........................            --           --       (4,122)
                                           ---------    ---------    ---------

BALANCES AT DECEMBER 31, 2000 ........     $      --    $    (955)   $ 292,190
                                           =========    =========    =========



The accompanying notes are an integral part of the consolidated financial statements.

(a) Net of tax benefits of $0.1 million.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                            YEAR ENDED DECEMBER 31
                                                                       2000          1999          1998
                                                                     ---------     ---------     ---------
                                                                                ($ thousands)
OPERATING ACTIVITIES
   Net income ...................................................    $  76,155     $  50,396     $  28,675
   Adjustments to reconcile net income
     to net cash provided by operating activities:
      Depreciation and amortization .............................       52,186        45,242        40,674
      Amortization of intangibles ...............................        4,051         4,195         4,515
      Other amortization ........................................          217           324         2,420
      Provision for losses on accounts receivable ...............        3,797         2,967         3,957
      Provision for deferred income taxes .......................       10,117         3,128         1,962
      Gain on sales of assets and subsidiaries ..................       (3,250)       (1,786)       (3,928)
      Fair value net gain - Wingfoot ............................       (5,011)           --            --
      Minority interest in Treadco, Inc. ........................           --          (245)        3,257
      Changes in operating assets and liabilities,
        net of acquisitions and exchange:
         Receivables ............................................      (12,568)      (24,284)       (2,885)
         Inventories and prepaid expenses .......................       (1,102)        5,506        (1,793)
         Other assets ...........................................       (7,850)       (3,012)        5,896
         Accounts payable, bank drafts payable, taxes payable,
           accrued expenses and other liabilities ...............       10,996        31,969       (10,478)
                                                                     ---------     ---------     ---------

NET CASH  PROVIDED BY OPERATING ACTIVITIES ......................      127,738       114,400        72,272
                                                                     ---------     ---------     ---------

INVESTING ACTIVITIES
   Purchases of property, plant and equipment,
     less capitalized leases ....................................      (93,585)      (50,085)      (60,866)
   Capitalized software .........................................       (3,660)       (2,505)           --
   Proceeds from asset sales ....................................        9,784        14,956        16,203
   Purchase of Treadco, Inc. stock ..............................           --       (23,673)       (1,132)
   Other ........................................................          161          (486)          212
                                                                     ---------     ---------     ---------
NET CASH USED BY INVESTING ACTIVITIES ...........................      (87,300)      (61,793)      (45,583)
                                                                     ---------     ---------     ---------

FINANCING ACTIVITIES
   Deferred financing costs and expenses ........................           --          (137)         (731)
   Borrowings under revolving credit facilities .................      110,000       428,750       557,975
   Payments under revolving credit facilities ...................     (101,300)     (448,300)     (551,925)
   Payments on long-term debt ...................................      (16,359)      (21,348)      (17,675)
   Payment under term loan facilities ...........................           --            --       (13,000)
   Retirement of bonds ..........................................       (4,781)       (4,768)       (4,500)
   Purchase of preferred stock ..................................       (3,924)           --            --
   Dividends paid on preferred stock ............................       (4,122)       (4,298)       (4,298)
   Net increase (decrease) in bank overdraft ....................        9,441        (3,769)        4,715
   Other ........................................................        3,030         1,039            90
                                                                     ---------     ---------     ---------
NET CASH USED BY FINANCING ACTIVITIES ...........................       (8,015)      (52,831)      (29,349)
                                                                     ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS .............................................       32,423          (224)       (2,660)
   Cash and cash equivalents at beginning of period .............        4,319         4,543         7,203
                                                                     ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ......................    $  36,742     $   4,319     $   4,543
                                                                     =========     =========     =========


The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations, intermodal transportation operations and truck tire retreading and new tire sales (see Note R). Principal subsidiaries are ABF Freight System, Inc. ("ABF"); G.I. Trucking Company ("G.I. Trucking"); Clipper Exxpress Company and related companies ("Clipper"); FleetNet America LLC; and, until October 31, 2000, Treadco, Inc. ("Treadco") (see Note R).

Approximately 78% of ABF's employees are covered under a five-year collective bargaining agreement which began on April 1, 1998 with the International Brotherhood of Teamsters ("IBT").

During the first half of 1999, the Company acquired 2,457,000 shares of Treadco for $23.7 million via a cash tender offer pursuant to a definitive merger agreement. As a result of the transaction, Treadco became a wholly owned subsidiary of the Company (see Note Q). For the year ended December 31, 1998, the Company's consolidated financial statements reflected full consolidation of the accounts of Treadco, with the ownership interests of the other stockholders of Treadco reflected as minority interest because the Company controlled Treadco through stock ownership, board representation and management services, provided under a transition services agreement. The Company's ownership of Treadco at December 31, 1998 was 49%. On September 13, 2000, Treadco entered into an agreement with The Goodyear Tire & Rubber Company ("Goodyear") to contribute its business to a new limited liability company called Wingfoot Commercial Tire Systems, LLC ("Wingfoot") (see Note R). The transaction closed on October 31, 2000.

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

INVENTORIES: Inventories, which consist primarily of new tires and retread tires and supplies used in Treadco's business (see Note R) are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT: Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures -- 15 to 30 years; revenue equipment -- 3 to 7 years; manufacturing equipment -- 5 to 12 years; other equipment -- 3 to 10 years; and leasehold improvements -- 4 to 10 years. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Unless fair value can be determined, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------

ASSETS HELD FOR SALE: Assets held for sale represent primarily non-operating freight terminals and other properties, which are carried at the lower of net book value or estimated net realizable value. Write-downs to net realizable value are included in gains or losses on sales of property.

Total assets held for sale at December 31, 1998 were $2.1 million. In 1999, additional assets of $2.1 million were identified and reclassified to assets held for sale and the Company recorded write-downs to net realizable value of $0.6 million. During 1999, assets carried at $0.4 million were sold, resulting in a net gain of $0.3 million.

Total assets held for sale at December 31, 1999 were $3.2 million. In 2000, additional assets of $0.7 million were identified and reclassified to assets held for sale and the Company returned $0.3 million from assets held for sale to operating property. During 2000, assets carried at $2.5 million were sold, resulting in a net gain of $0.2 million.

COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE, INCLUDING WEBSITE DEVELOPMENT COSTS: The Company adopted Statement of Position ("SOP") 98-1, Accounting for Costs of Computer Software Developed for or Obtained for Internal Use, January 1, 1999. As a result, the Company capitalizes qualifying computer software costs incurred during the "application development stage." For financial reporting purposes, capitalized software costs are amortized by the straight-line method over 24 to 60 months. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period. In March 2000, the Emerging Issues Task Force ("EITF") issued EITF No. 00-2, Accounting for Website Development Costs. EITF 00-2 did not change the Company's practices with respect to website development costs.

For the year ended December 31, 2000, the Company capitalized software developed or obtained for internal use of $3.7 million, which included capitalized interest of $91,000. For the year ended December 31, 1999, the Company capitalized software developed or obtained for internal use of $2.5 million, which included capitalized interest of $46,000.

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

REVENUE RECOGNITION: Motor carrier revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. As required by the Securities and Exchange Commission's ("SEC's") Staff Accounting Bulletin ("SAB") 101, in the fourth quarter of 2000, the Company changed Clipper's revenue recognition method to a preferred method prescribed by EITF 91-9. This method conforms Clipper's revenue recognition to the Company's motor carrier revenue recognition method. The change had the impact of reducing pre-tax income for the Company by an immaterial amount, or $0.1 million, representing less

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


than $0.01 per share. Tire operations revenue has been recognized generally at the point when goods or services are provided to the customers (see Note R).

EARNINGS (LOSS) PER SHARE: The calculation of earnings (loss) per share is based on the weighted average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of Common Stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share. The calculation of basic earnings per share reduces income available to common stockholders by Preferred Stock dividends paid or accrued during the period.

STOCK-BASED COMPENSATION: Stock-based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations.

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

INSURANCE-RELATED ASSESSMENTS: The Company adopted SOP 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, January 1, 1999. As a result, the Company has recorded estimated liabilities of $0.6 million incurred for state guarantee fund assessments and other insurance-related assessments. Management has estimated the amounts incurred, using the best available information about premiums and guarantee assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted or reduced for possible recoveries from insurance carriers or other third parties.

ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis with actual testing at some sites, and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not discounted or reduced for possible recoveries from insurance carriers or other third parties (see Note K).

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest-rate swap agreements and interest-rate cap agreements (see Notes G and N) designed to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to the interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss. Any swap agreements or portions thereof that are not designated with outstanding debt or notional amounts or durations of interest-rate swap agreements in excess of

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


the principal amounts or expected maturities of the underlying debt obligations will be recorded as an asset or liability at fair value, with changes in fair value recorded in other income or expense (the fair value method).

The Company entered into a swap agreement on February 23, 1998 with an effective date of April 1, 1998 and a termination date of April 1, 2005 on a notional amount of $110.0 million. The Company's interest rate strategy is to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate of 5.845% (plus the current Credit Agreement margin of .55%) on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company's interest rate swap is highly effective because the interest paid on $110.0 million of Credit Agreement borrowings has been the fixed rate of the swap plus the applicable Credit Agreement margin since the inception of the interest rate swap and management forecasts $110.0 million of borrowings through the term of the interest rate swap. If the Company had terminated the interest rate swap on December 31, 2000, it would have had to pay an estimated $100,000. This loss has been deferred in accordance with the Company's policy for effectively hedged derivative financial instruments.

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

INVESTMENT IN WINGFOOT: The Company's investment in Wingfoot represents a 19% interest in Wingfoot Commercial Tire Systems, LLC (see Note R). The investment has been accounted for at fair value, as prescribed by the Emerging Issues Task Force ("EITF") Issue 00-5, Determining Whether a Nonmonetary Transaction is an Exchange of Similar Productive Assets. The Company's investment is accounted for under the equity method, similar to a partnership investment. However, the Company does not share in the profits or losses of Wingfoot during the term of the Company's "Put" option, based upon the terms of the operating agreement.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------

NOTE C - DISCONTINUED OPERATIONS

At December 31, 1998, the Company was engaged in international ocean freight services through its subsidiary, CaroTrans International, Inc. ("Clipper International"), a non-vessel operating common carrier (N.V.O.C.C.). On February 28, 1999, the Company completed a formal plan to exit its international ocean freight N.V.O.C.C. services by disposing of the business and assets of Clipper International. On April 17, 1999, the Company closed the sale of the business and certain assets of Clipper International, including the trade name "CaroTrans International, Inc." Substantially all of the remaining assets have been liquidated. The aggregate of the selling price of these assets and the estimated liquidation value of the retained Clipper International assets was approximately $5.0 million, which was approximately equal to the Company's net investment in the related assets.

Results of operations of Clipper International have been reported as discontinued operations and the statements of operations for all prior periods have been restated to remove the revenue and expenses of this segment. Results of Clipper International included in discontinued operations are summarized as follows:


                                                              YEAR ENDED DECEMBER 31
                                                       2000            1999             1998
                                                   ------------    ------------     ------------
                                                                  ($ thousands)
Revenues:
   Clipper International ........................  $         --    $      6,777     $     44,049
                                                   ------------    ------------     ------------
   Total discontinued operations revenues .......  $         --    $      6,777     $     44,049
                                                   ============    ============     ============

Operating Loss:
   Clipper International ........................  $         --    $     (1,314)    $     (3,567)
                                                   ------------    ------------     ------------
   Total discontinued operations operating loss..  $         --    $     (1,314)    $     (3,567)
                                                   ============    ============     ============

Pre-tax Loss:
   Clipper International ........................  $         --    $     (1,258)    $     (3,863)
                                                   ------------    ------------     ------------
   Total discontinued operations pre-tax loss ...  $         --    $     (1,258)    $     (3,863)
                                                   ============    ============     ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------



NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 1999, the FASB issued Statement No. 137, which deferred for one year the implementation date of FASB Statement No. 133. As a result, Statement No. 133 is effective for the Company in 2001.

The Company is party to an interest rate swap on a notional amount of $110.0 million with a fair value of ($0.1) million as of December 31, 2000. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Company's Credit Agreement margin (currently 0.55%). Once FASB Statement No. 133 becomes effective, the Company plans to record the swap on its balance sheet at fair value with the adjustment to fair value for the hedged portion recognized in other comprehensive income. Subsequent changes in fair value on the hedged portion will be recognized through other comprehensive income until the hedged item is recognized in earnings. Management continually evaluates the effectiveness of the swap arrangement based on its forecasted borrowing levels and whether the interest paid on $110.0 million of bank borrowings is at the fixed swap rate plus the Credit Agreement margin. If the swap arrangement, hedged portion or notional amount is changed, the Company will evaluate these factors as they relate to FASB No. 133 and the Company's derivative accounting policy at that time.

NOTE E - INVENTORIES


                                                      DECEMBER 31
                                                  2000            1999
                                              ------------    ------------
                                                    ($ thousands)

Finished goods ..........................     $         --    $     26,253
Materials ...............................               --           4,042
Repair parts, supplies and other ........            2,928           2,755
                                              ------------    ------------
                                              $      2,928    $     33,050
                                              ============    ============


Effective October 31, 2000, Treadco contributed substantially all of its assets, including its finished goods and materials inventories, to Wingfoot (see Note
R).

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE F- FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                               DECEMBER 31
                                                           2000           1999
                                                        ----------     ----------
                                                             ($ thousands)
Deferred tax liabilities:
   Depreciation and basis differences
      for property, plant and equipment ............    $   40,807     $   33,424
   Revenue recognition .............................         5,960          5,066
   Prepaid expenses ................................         4,454          4,572
   Other ...........................................         7,625          1,592
                                                        ----------     ----------
      Total deferred tax liabilities ...............        58,846         44,654

Deferred tax assets:
   Accrued expenses ................................        24,087         19,632
   Postretirement benefits other than pensions .....         1,223          1,184
   Net operating loss carryovers ...................         2,579          2,843
   Basis difference in investment in Wingfoot ......         1,112             --
   Other ...........................................         3,983          4,183
                                                        ----------     ----------
      Total deferred tax assets ....................        32,984         27,842
      Valuation allowance for deferred tax assets ..        (2,215)        (1,148)
                                                        ----------     ----------
      Net deferred tax assets ......................        30,769         26,694
                                                        ----------     ----------
Net deferred tax liabilities .......................    $   28,077     $   17,960
                                                        ==========     ==========


Significant components of the provision for income taxes are as follows:


                                        YEAR ENDED DECEMBER 31
                                  2000          1999          1998
                               ----------    ----------    ----------
                                            ($ thousands)
Current:
   Federal ................    $   37,439    $   28,797    $   18,605
   State ..................         5,412         4,530         2,640
                               ----------    ----------    ----------
      Total current .......        42,851        33,327        21,245
                               ----------    ----------    ----------

Deferred:
   Federal ................         7,302         2,023         1,577
   State ..................         2,815         1,105           370
                               ----------    ----------    ----------
      Total deferred ......        10,117         3,128         1,947
                               ----------    ----------    ----------
Total income tax expense ..    $   52,968    $   36,455    $   23,192
                               ==========    ==========    ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


A reconciliation between the effective income tax rate, as computed on income from continuing operations, and the statutory federal income tax rate is presented in the following table:


                                                                    YEAR ENDED DECEMBER 31
                                                                2000          1999          1998
                                                              --------      --------      --------
                                                                          ($ thousands)
Income tax at the statutory federal rate of 35% ..........    $ 45,193      $ 30,673      $ 19,055
Federal income tax effects of:
   State income taxes ....................................      (2,879)       (1,972)       (1,047)
   Nondeductible goodwill ................................         841           963         1,045
   Other nondeductible expenses ..........................       1,704         1,364           672
   Minority interest .....................................          --           (85)        1,140
   Undistributed earnings or losses of Treadco, Inc. .....          --            --           204
   Other .................................................        (118)         (123)         (886)
                                                              --------      --------      --------
Federal income taxes .....................................      44,741        30,820        20,183
State income taxes .......................................       8,227         5,635         3,009
                                                              --------      --------      --------
Total income tax expense .................................    $ 52,968      $ 36,455      $ 23,192
                                                              ========      ========      ========

Effective tax rate .......................................        41.0%         41.6%         42.6%
                                                              ========      ========      ========

Income taxes of $48.7 million were paid in 2000, $29.9 million were paid in 1999 and $13.1 million were paid in 1998. Income tax refunds amounted to $2.9 million in 2000, $1.4 million in 1999 and $4.4 million in 1998.

As of December 31, 2000, the Company had state net operating loss carryovers of approximately $49.4 million. State net operating loss carryovers expire generally in five to fifteen years.

For financial reporting purposes, a valuation allowance of approximately $1.1 million has been established for certain state net operating loss carryovers for which realization is uncertain. In addition, a valuation allowance of approximately $1.1 million has been established for the excess tax basis in the investment in Wingfoot (see Note R).

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of deductibility of contributions to multiemployer pension plans. The Internal Revenue Service ("IRS") has raised the same issue with respect to the Company. There are certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company has been involved in the administrative appeals process with the IRS regarding those factual differences. Based on the most recent information available, it is likely that the Company will receive an unfavorable decision from the IRS on the issues involved. The Company presently intends to pursue its judicial remedies as necessary. If all the issues involved in the pension matter were decided adversely to the Company, the amount of tax and interest due would be approximately $38.0 million. Because of the complex issues and the fact that multiple tax years and IRS examinations of the Company and an acquired company are involved, management believes the resolution of this matter will occur over an extended future period. However, it is likely that the Company will pay a substantial part of the tax and interest in 2001, and then file claims for refunds, in order to pursue judicial remedies with the greatest chance of success. All related income taxes have been provided for, and, in the opinion of management, adequate provision has been made for all related interest liabilities that may arise as a result of the proposed IRS adjustments. In the opinion of management, any additional liability that may arise will not have a material adverse effect on the Company's results of operations, and the impact on the Company's financial position and cash flows should not exceed the amount described above.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE G - LONG-TERM DEBT AND CREDIT AGREEMENTS


                                                  DECEMBER 31
                                             2000            1999
                                         ------------    ------------
                                                ($ thousands)
Revolving Credit Agreement(1) ......     $    110,000    $    101,300
Subordinated Debentures(2) .........           28,685          33,342
Capitalized Lease Obligations(3) ...           38,109          57,207
Other ...............................             151           2,305
                                         ------------    ------------
                                              176,945         194,154
Less current portion ................          23,948          20,452
                                         ------------    ------------
                                         $    152,997    $    173,702
                                         ============    ============


(1) On June 12, 1998, the Company entered into a senior five-year Revolving Credit Agreement ("Credit Agreement") in the amount of $250.0 million, which includes a $75.0 million sublimit for the issuance of letters of credit. The parties to the Credit Agreement are the Company, Wells Fargo Bank (Texas), N.A. as Administrative Agent, and Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A. as Co-Documentation Agents, as well as six other participating banks. The Company's previous Credit Agreement was terminated upon entering into the new Credit Agreement. The Credit Agreement contains covenants limiting, among other things, indebtedness, distributions and dispositions of assets, and requires the Company to meet certain quarterly financial ratio tests. As of December 31, 2000, the Company was in compliance with all covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement. At December 31, 2000, the effective average interest rate on Credit Agreement borrowings was 6.4%.

      At December 31, 2000, there were $110.0 million of Revolver Advances and approximately $22.8 million in outstanding letters of credit. At December 31, 1999, there were $101.3 million of Revolver Advances and approximately $22.2 million of outstanding letters of credit. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment, real estate and eligible receivables. The borrowing base was $357.1 million at December 31, 2000, which exceeded the $250.0 million limit specified by the Credit Agreement. The amount available under the Credit Agreement at December 31, 2000 was $117.2 million.

(2) The Subordinated Debentures were issued in April 1986 by an acquired company. The debentures bear interest at 6.25% per annum, payable semi-annually, on a par value of $29.9 million at December 31, 2000. The debentures are payable April 15, 2011. The Company may redeem all outstanding debentures at 100% of par at any time and is required to redeem, through a mandatory sinking fund in each year through 2010, $2.5 million of the aggregate principal amount of the debentures issued. The Company has met its sinking fund obligations through 2004 by making market purchases and deposits of debentures with the Bond Trustee. Bonds with a par value of $5.0 million were purchased for approximately $4.5 million in 2000. Bonds with a par value of $5.0 million were purchased in 1999 for approximately $4.3 million. The bond repurchases resulted in gains of $0.4 million in 2000 and $0.5 million in 1999 (included in other income).

(3) Capitalized lease obligations include approximately $38.0 million relative to leases of carrier revenue equipment with an aggregate net book value of approximately $38.3 million at December 31, 2000. These leases have a weighted-average interest rate of approximately 7.0%. Also included is approximately $0.1 million relative to leases of computer and office equipment with a weighted-average interest rate of

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


      approximately 8.5%. The net book value of the related assets was approximately $0.1 million at December 31, 2000.

Annual maturities on long-term debt, excluding capitalized lease obligations, in 2001 through 2005 aggregate approximately $21,000; $24,000; $110.0 million; $28,000; and $2.5 million, respectively.

Interest paid, including interest capitalized, was $13.8 million in 2000, $16.5 million in 1999, and $19.7 million in 1998. Interest capitalized totaled $0.2 million in 2000, $0.2 million in 1999, and $48,000 in 1998.

The Company was a party to an interest rate cap arrangement to reduce the impact of increases in interest rates on its variable-rate long-term debt. The agreement had a termination date of November 23, 1999. Under the agreement, the Company was to be reimbursed for the difference in interest rates if the LIBOR rate exceeded a fixed rate of 9% applied to notional amounts, as defined in the contract, ranging from $10.0 million as of December 31, 1998 to $2.5 million as of October 1999. As of November 23, 1999 and December 31, 1998, the LIBOR rates were 5.6% and 5.1%, respectively; therefore, no amounts were due to the Company under this arrangement.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110.0 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.55% currently and at December 31, 2000) (see Note N).

NOTE H - ACCRUED EXPENSES


                                                                           DECEMBER 31
                                                                         2000        1999
                                                                       --------    --------
                                                                          ($ thousands)


Accrued salaries, wages and incentive plans .......................    $ 39,142    $ 32,265
Accrued vacation pay ..............................................      33,293      33,127
Accrued interest ..................................................      11,351       2,029
Taxes other than income ...........................................       6,943       9,049
Loss, injury, damage and workers' compensation claims reserves ....      70,194      74,309
Other .............................................................       7,702       9,690
                                                                       --------    --------
                                                                       $168,625    $160,469
                                                                       ========    ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE I - STOCKHOLDERS' EQUITY

PREFERRED STOCK. In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock is convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends are $2.875 and are cumulative. The Preferred Stock is exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995, for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock is redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock have no voting rights unless dividends are in arrears six quarters or more, at which time they have the right to elect two directors of the Company until all dividends have been paid. Dividends of $4.1 million, $4.3 million and $4.3 million were paid during 2000, 1999 and 1998, respectively.

On July 10, 2000, the Company purchased 105,000 shares of its Preferred Stock at $37.375 per share, for a total cost of $3.9 million. All of the shares purchased were retired. As of December 31, 2000, the Company had outstanding 1,390,000 shares of Preferred Stock.

TREASURY STOCK. At December 31, 2000, the Company had 59,782 shares of treasury stock with a cost basis of $1.0 million. The shares were purchased at various times throughout the year as employees tendered shares, they had held for six months or more, as payments for the exercise price of stock options, as allowed by the Company's stock option plans.

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

The Company has two stock option plans, which provide 3,900,000 shares of Common Stock for the granting of options to directors and key employees of the Company. All options granted are exercisable starting 12 months after the grant date, with 20% of the shares covered thereby becoming exercisable at that time and with an additional 20% of the option shares becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options were granted for a term of 10 years.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.2%, 6.7% and 4.8%; dividend yields of .01%, .01% and .01%; volatility factors of the expected market price of the Company's Common Stock of .46, .45 and .47; and a weighted-average expected life of the option of 9.5 years.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings-per-share information):


                                                                          DECEMBER 31
                                                           2000                1999              1998
                                                       -------------      -------------      -------------


Net income - as reported ........................      $      76,155      $      50,396      $      28,675
                                                       =============      =============      =============

Net income - pro forma ..........................      $      75,330      $      49,696      $      27,809
                                                       =============      =============      =============
Net income per share - as reported (basic) ......      $        3.62      $        2.34      $        1.24
                                                       =============      =============      =============
Net income per share - as reported (diluted) ....      $        3.17      $        2.11      $        1.21
                                                       =============      =============      =============
Net income per share - pro forma (basic) ........      $        3.58      $        2.31      $        1.20
                                                       =============      =============      =============
Net income per share - pro forma (diluted) ......      $        3.13      $        2.08      $        1.17
                                                       =============      =============      =============


A summary of the Company's stock option activity and related information for the years ended December 31 follows:


                                                     2000                       1999                                1998
                                         --------------------------    ----------------------------      ---------------------------
                                                         WEIGHTED-                      WEIGHTED-                        WEIGHTED-
                                                         AVERAGE                        AVERAGE                          AVERAGE
                                          OPTIONS    EXERCISE PRICE     OPTIONS      EXERCISE PRICE       OPTIONS     EXERCISE PRICE
                                         ----------  --------------    ----------    --------------      ----------   --------------


Outstanding - beginning of year .....     2,054,700    $     8.28       1,839,500       $     8.11       1,839,480    $     8.01
Granted .............................       691,398         13.62         429,000             8.85          37,500         10.57
Exercised ...........................      (466,804)         8.91        (142,120)            7.26         (14,000)         6.38
Forfeited ...........................       (43,563)         6.50         (71,680)            7.77         (23,480)         6.38
                                         ----------    ----------      ----------       ----------      ----------    ----------

Outstanding - end of year ...........     2,235,731    $     9.84       2,054,700       $     8.28       1,839,500    $     8.11
                                         ==========    ==========      ==========       ==========      ==========    ==========


Exercisable - end of year ...........     1,052,554    $     8.34       1,154,680       $     8.87       1,025,320    $     9.28
                                         ==========    ==========      ==========       ==========      ==========    ==========

Estimated weighted-average
  fair value per share of options
  granted to employees during the
  year ..............................                  $     8.67                       $     5.82                    $     6.68
                                                       ==========                       ==========                    ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The following table summarizes information concerning currently outstanding and exercisable options:


                                          WEIGHTED-
                                           AVERAGE          WEIGHTED-                       WEIGHTED-
                                          REMAINING          AVERAGE                         AVERAGE
   RANGE OF             NUMBER           CONTRACTUAL        EXERCISE        NUMBER          EXERCISE
EXERCISE PRICES      OUTSTANDING             LIFE             PRICE       EXERCISABLE         PRICE
---------------    ---------------      -------------     -----------    -------------     -----------

      $ 4 - $ 6            222,200                6.2     $     5.02          127,000      $     5.02
      $ 6 - $ 8            747,935                6.2           6.82          396,528            6.53
      $ 8 - $10             84,700                4.8           8.93           82,140            8.94
      $10 - $12            329,986                2.2          10.84          307,486           10.86
      $12 - $14            850,910                8.7          13.44          139,400           12.81
---------------    ---------------      -------------     -----------     -----------      ----------
                         2,235,731                                          1,052,554
                   ===============                                        ===========


STOCKHOLDERS' RIGHTS PLAN. Each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at a price of $60.00. The rights are not exercisable, but could become exercisable if certain events occur relating to the acquisition of 15% or more of the outstanding Common Stock of the Company. Upon distribution, the rights will entitle holders, other than an acquirer in a non-permitted transaction, to receive Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2002 unless extended.

NOTE J - LEASES AND COMMITMENTS

Rental expense amounted to approximately $17.3 million in 2000, $20.5 million in 1999 and $24.4 million in 1998.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 2000 for all noncancellable operating leases are as follows:


                                                    EQUIPMENT
                                                       AND
PERIOD                  TOTAL        TERMINALS        OTHER
                      ---------      ---------      ---------
                                   ($ thousands)

2001 ...........      $  12,832      $  11,273      $   1,559
2002 ...........         10,870          9,684          1,186
2003 ...........          7,622          7,385            237
2004 ...........          5,178          5,166             12
2005 ...........          4,009          3,997             12
Thereafter .....          9,258          9,253              5
                      ---------      ---------      ---------
                      $  49,769      $  46,758      $   3,011
                      =========      =========      =========


Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $3.7 million at December 31, 2000.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The future minimum payments under capitalized leases at December 31, 2000 consisted of the following ($ thousands):

2001 .....................................      $25,591
2002 .....................................       14,573
Thereafter ...............................           --
                                                -------
Total minimum lease payments .............       40,164
Amounts representing interest ............        2,055
                                                -------
Present value of net minimum leases
  included in long-term debt - Note G ....      $38,109
                                                =======


Assets held under capitalized leases are included in property, plant and equipment as follows:


                                                 DECEMBER 31
                                            2000             1999
                                        ------------     ------------
                                               ($ thousands)

Revenue equipment .................     $     76,978     $     84,655
Structures and other equipment ....              742           11,435
                                        ------------     ------------
                                              77,720           96,090
Less accumulated amortization .....           39,278           34,360
                                        ------------     ------------

                                        $     38,442     $     61,730
                                        ============     ============


The revenue equipment leases have remaining terms from one to two years and contain renewal or fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses. Lease amortization is included in depreciation expense.

Capital lease obligations of $26.1 million and $25.6 million were incurred for the years ended December 31, 1999 and 1998, respectively. No capital lease obligations were incurred in the year ended December 31, 2000.

Commitments to purchase revenue equipment, which are cancellable by the Company if certain conditions are met, aggregated approximately $26.0 million at December 31, 2000.

NOTE K - LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS AND OTHER EVENTS

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

The Company's subsidiaries store some fuel for their tractors and trucks in approximately 82 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $340,000 over the last 12 years), or

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2000, the Company has accrued approximately $2.7 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

On October 30, 1995, Treadco filed a lawsuit in Arkansas State Court, alleging that Bandag Incorporated ("Bandag") and certain of its officers and employees had violated Arkansas statutory and common law in attempting to solicit Treadco's employees to work for Bandag or its competing franchisees and attempting to divert customers from Treadco. The Federal District Court ruled that under terms of Treadco's franchise agreements with Bandag, all of the issues involved in Treadco's lawsuit against Bandag were to be decided by arbitration. The arbitration hearing began September 21, 1998 and in December 1998, prior to the completion of the arbitration, Treadco entered into a settlement with Bandag and certain of Bandag's current and former employees. Under the settlement terms, Treadco received a one-time payment of $9,995,000 in settlement of all the Company's claims. The settlement resulted in other income for Treadco of $9,124,000. The settlement payment was used to reduce Treadco's outstanding borrowings under its Revolving Credit Agreement, which was ultimately terminated on June 25, 1999.

NOTE L - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries have noncontributory defined benefit pension plans covering substantially all noncontractual employees. Benefits are generally based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum amounts not to exceed the maximum amount deductible under the Internal Revenue Code. The plans' assets are held in trust funds and are primarily invested in equity and fixed income securities. Additionally, the Company participates in several multiemployer plans which provide defined benefits to the Company's union employees. In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the multiemployer plan's unfunded vested benefits, the amount of which, if any, has not been determined, but which would be material.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The following is a summary of the changes in benefit obligations and plan assets for the defined benefit plans and other postretirement benefit plans:


                                                                                 YEAR ENDED DECEMBER 31
                                                                    PENSION BENEFITS              OTHER BENEFITS
                                                                    2000          1999          2000         1999
                                                                 ---------      ---------      -------      -------
                                                                                     ($ thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ....................     $ 158,401      $ 180,881      $ 5,188      $ 5,630
Service cost ...............................................         7,729          6,025           56           64
Interest cost ..............................................        11,998         11,508          489          389
Amendments .................................................            --        (10,789)          --          (48)
Actuarial (gain) loss and other ............................         3,453        (11,094)       1,532         (363)
Benefits and expenses paid .................................       (23,232)       (18,130)        (562)        (484)
                                                                 ---------      ---------      -------      -------
Benefit obligation at end of year ..........................       158,349        158,401        6,703        5,188
                                                                 ---------      ---------      -------      -------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year .............       213,986        198,982           --           --
Actual return on plan assets and other .....................           427         30,247           --           --
Employer contribution ......................................         1,106          2,887          562          484
Benefits and expenses paid .................................       (23,232)       (18,130)        (562)        (484)
                                                                 ---------      ---------      -------      -------
Fair value of plan assets at end of year ...................       192,287        213,986           --           --
                                                                 ---------      ---------      -------      -------

Funded status ..............................................        33,938         55,585       (6,703)      (5,188)
Unrecognized net actuarial (gain) loss .....................        (1,425)       (25,087)       1,377         (179)
Unrecognized prior service cost (credit) ...................        (7,892)        (8,779)         563          695
Unrecognized net transition obligation (asset) and other ...           (43)           (58)       1,623        1,743
                                                                 ---------      ---------      -------      -------
Prepaid (accrued) benefit cost .............................     $  24,578      $  21,661      $(3,140)     $(2,929)
                                                                 =========      =========      =======      =======

At December 31, 2000, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $24.8 million, included in other assets and a current liability of $0.2 million, included in accrued expenses.

At December 31, 1999, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $21.7 million, included in other assets.

At December 31, 2000, Treadco's defined benefit pension plan had pension benefit obligations of $5.5 million and plan assets with a fair value of $4.8 million. At December 31, 1999, Treadco's defined benefit pension plan had pension benefit obligations of $4.8 million and plan assets with a fair value of $4.6 million.

At December 31, 2000, the pension plans' assets included 829,408 shares of the Company's Common Stock, which had a fair market value of $15.2 million. There were no dividends paid on the Company's Common Stock during 2000 or 1999.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


Assumptions used in determining net periodic benefit cost for the defined benefit plans and other postretirement benefit plans were:


                                                                         YEAR ENDED DECEMBER 31
                                                             PENSION BENEFITS                        OTHER BENEFITS
                                                2000              1999             1998          2000      1999      1998
                                             ------------     ------------     ------------      ----      ----      ----


WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate ..........................         7.7%             7.9%             6.9%           7.7%      7.9%      6.9%
Expected return on plan assets .........     9.0% - 10.0%     9.0% - 10.0%        10.0%            --        --        --
Rate of compensation increase ..........     3.0% - 4.0%      3.0% - 4.0%      3.0% - 4.0%         --        --        --

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (in health care cost trend) ranges from 6.0% to 6.3% for 2000 and is assumed to decrease gradually to a range of 4.5% to 5.0% in 2007 and later.


A summary of the components of net periodic benefit cost for the defined benefit plans and other postretirement plans follows:


                                                                            YEAR ENDED DECEMBER 31
                                                              PENSION BENEFITS                      OTHER BENEFITS
                                                      2000         1999         1998          2000        1999          1998
                                                    ---------    ---------    ---------    ---------    ---------    ---------
                                                                                    ($ thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost ....................................   $   7,729    $   6,025    $   7,953    $      56    $      64    $      65
Interest cost ...................................      11,998       11,508       11,409          489          389          377
Expected return on plan assets ..................     (19,217)     (17,591)     (16,842)          --           --           --
Transition (asset) obligation recognition .......          (6)          (4)          (4)         135          135          135
Amortization of prior service cost (credit) .....        (895)        (895)          74          131          131          131
Recognized net actuarial loss (gain) and other ..      (2,079)         361        1,369          (23)          (2)         (19)
                                                    ---------    ---------    ---------    ---------    ---------    ---------
Net periodic benefit cost .......................      (2,470)        (596)       3,959          788          717          689
Multiemployer plans .............................      75,821       68,211       66,355           --           --           --
                                                    ---------    ---------    ---------    ---------    ---------    ---------
                                                    $  73,351    $  67,615    $  70,314    $     788    $     717    $     689
                                                    =========    =========    =========    =========    =========    =========


The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2000:


                                                                                               1%                  1%
                                                                                            INCREASE           DECREASE
                                                                                            --------           --------
                                                                                                    ($ thousands)
Effect on total of service and interest cost components.............................              73                (60)
Effect on postretirement benefit obligation.........................................             871               (727)

The Company has deferred compensation agreements with certain executives for which liabilities aggregating $3.5 million and $3.1 million as of December 31, 2000 and 1999, respectively, have been recorded. The deferred compensation agreements include a provision which immediately vests all benefits and, at the executive's election, provides for a lump-sum payment upon a change-in-control of the Company.

The Company also has a supplemental benefit plan for the purpose of supplementing benefits under the Company's defined benefit plans. The plan will pay sums in addition to amounts payable under the retirement plans to eligible participants. Participation in the plan is limited to employees of the Company who are participants in the Company's retirement plans and who are designated as participants in the plan by the Company's Board of Directors. As of December 31, 2000 and 1999, the Company has liabilities of $5.7 million and $5.4 million, respectively, for future costs under this plan reflected in the accompanying consolidated financial statements in other liabilities. The supplemental benefit plan includes a provision that

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


benefits accrued under the plan will be paid in the form of a lump sum following a change-in-control of the Company.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $2.7 million and $5.4 million at December 31, 2000 and 1999, respectively, for future costs under this plan reflected as other liabilities in the accompanying consolidated financial statements. The Company has insurance policies on the participants in amounts which are sufficient to fund a substantial portion of the benefits under the plan.

The Company has various defined contribution plans which cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum, ranging by plan from 12% to 15% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of participant contributions up to a specified compensation limit ranging from 0% to 6% in 2000. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution plans totaled $4.0 million for 2000, $2.7 million for 1999 and $1.8 million for 1998.

In addition, the Company's union employees and union retirees are provided health care and other benefits through defined benefit multiemployer plans administered and funded based on the applicable labor agreement. The Company's obligation is determined based on the applicable labor agreement and does not extend directly to employees or retirees. The cost of such benefits cannot be readily separated between retirees and active employees. The aggregate contribution to the multiemployer health and welfare benefit plans totaled approximately $73.6 million, $69.8 million and $66.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company has a performance award program available to the officers of ABC. Units awarded will be initially valued at the closing price per share of the Company's Common Stock on the date awarded. The vesting provisions and the return-on-equity target will be set upon award. No awards have been granted under this program. Treadco had a similar performance award plan under which, during 1995, 30,000 and 15,000 units were granted to Treadco's President and Executive Vice President, respectively. During 1998, Treadco awarded 855 and 428 units to its President and Executive Vice President, respectively. During 1999, Treadco paid $0.4 million to its President and Executive Vice President under the plan prior to the plan's termination on April 27, 1999.

During 1998, the Company adopted a Voluntary Savings Plan ("VSP"). The VSP is a nonqualified deferred compensation plan for certain executives of the Company. Eligible employees are allowed to defer receipt of a portion of their regular compensation, incentive compensation or supplemental retirement payments and other bonuses by making an election before the compensation is payable. In addition, the Company credits participants' accounts with matching contributions and rates of return based on investment indexes selected by the participants. Salary deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 2000, the Company has recorded liabilities of $12.2 million in other liabilities and assets of $12.2 million in other assets associated with the plan. As of December 31, 1999, the Company had recorded liabilities of $1.7 million in other liabilities and assets of $1.7 million in other assets.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE M - OPERATING SEGMENT DATA

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

During the periods being reported on, the Company operated in four defined reportable operating segments: (1) ABF; (2) G.I. Trucking; (3) Clipper; and (4) Treadco (which was contributed to Wingfoot on October 31, 2000) (see Note R). A discussion of the services from which each reportable segment derives its revenues is as follows:

ABF is headquartered in Fort Smith, Arkansas, and is the fourth largest national less-than-truckload ("LTL") motor carrier in the United States based on 2000 revenues as reported to the U.S. Department of Transportation ("D.O.T."). ABF provides direct service to over 98.6% of the cities in the United States having a population of 25,000 or more. ABF offers long-haul, intrastate and regional transportation of general commodities through LTL, assured services and expedited shipments.

G.I. Trucking is headquartered in Brea, California, and is one of the five largest western states-based non-union regional LTL motor carriers. G.I. Trucking offers one- to three-day regional service through service centers and agents in the Western and Southwestern regions. G.I. Trucking provides transcontinental service through a partnership with three other regional carriers through three major hub terminals located throughout the Midwest and East Coast.

Clipper is headquartered in Lemont, Illinois. Clipper offers domestic intermodal freight services, utilizing transportation movement over-the-road and on the rail.

On October 31, 2000, the Company contributed substantially all of the assets and liabilities of Treadco to Wingfoot (see Note R).

The Company's other business activities and operating segments that are not reportable include FleetNet America LLC, a third-party, vehicle maintenance company; Arkansas Best Corporation, the parent holding company; and Transport Realty, Inc., a real estate subsidiary of the Company, as well as other subsidiaries.

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


                                                             YEAR ENDED DECEMBER 31
                                                      2000           1999            1998
                                                  -----------     -----------     -----------
                                                                 ($ thousands)
OPERATING REVENUES

   ABF Freight System, Inc. ..................    $ 1,379,280     $ 1,277,093     $ 1,175,213
   G.I. Trucking Company .....................        161,897         137,409         124,547
   Clipper ...................................        130,242         112,237         122,528
   Treadco, Inc. .............................        158,269         186,602         181,293
   Other revenues and eliminations ...........          9,879           8,245           3,822
                                                  -----------     -----------     -----------
      Total consolidated operating revenues ..    $ 1,839,567     $ 1,721,586     $ 1,607,403
                                                  ===========     ===========     ===========


OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC ......................
   Salaries and wages ........................    $   860,447     $   818,928     $   781,730
   Supplies and expenses .....................        173,749         140,257         126,340
   Operating taxes and licenses ..............         41,004          37,962          37,010
   Insurance .................................         22,515          20,811          19,889
   Communications and utilities ..............         14,950          15,808          14,258
   Depreciation and amortization .............         35,947          30,409          25,967
   Rents and purchased transportation ........         93,856         101,849          98,206
   Other .....................................          3,538           4,887           6,318
   (Gain) on sale of revenue equipment .......           (568)           (787)         (2,114)
                                                  -----------     -----------     -----------
                                                    1,245,438       1,170,124       1,107,604
                                                  -----------     -----------     -----------


G.I. TRUCKING COMPANY
   Salaries and wages ........................         76,024          64,288          58,847
   Supplies and expenses .....................         15,154          11,061          10,643
   Operating taxes and licenses ..............          3,419           3,251           2,574
   Insurance .................................          3,982           3,736           3,970
   Communications and utilities ..............          2,091           1,773           1,672
   Depreciation and amortization .............          4,833           3,601           3,157
   Rents and purchased transportation ........         48,627          44,362          39,094
   Other .....................................          3,907           3,419           3,025
   (Gain) on sale of revenue equipment .......            (55)           (117)            (66)
                                                  -----------     -----------     -----------
                                                      157,982         135,374         122,916
                                                  -----------     -----------     -----------

CLIPPER
   Cost of services ..........................        111,302          96,433         107,386
   Selling, administrative and general .......         17,322          14,381          16,280
   (Gain) on sale of revenue equipment .......             (3)            (33)            (64)
                                                  -----------     -----------     -----------
                                                      128,621         110,781         123,602
                                                  -----------     -----------     -----------

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------



                                                                      YEAR ENDED DECEMBER 31
                                                              2000             1999              1998
                                                           -----------      -----------      -----------
                                                                           ($ thousands)
OPERATING EXPENSES AND COSTS (CONTINUED)

TREADCO, INC.
   Cost of services ..................................     $   105,379          128,390          127,933
   Selling, administrative and general ...............          48,219           54,622           50,868
                                                           -----------      -----------      -----------
                                                               153,598          183,012          178,801
                                                           -----------      -----------      -----------

Other expenses and eliminations ......................          13,776           12,588            4,503
                                                           -----------      -----------      -----------

   Total consolidated operating expenses and costs ...     $ 1,699,415      $ 1,611,879      $ 1,537,426
                                                           ===========      ===========      ===========

OPERATING INCOME (LOSS)
   ABF Freight System, Inc. ..........................     $   133,842      $   106,969      $    67,609
   G.I. Trucking Company .............................           3,915            2,035            1,631
   Clipper ...........................................           1,621            1,456           (1,074)
   Treadco, Inc. .....................................           4,671            3,590            2,492
   Other income (loss) and eliminations ..............          (3,897)          (4,343)            (681)
                                                           -----------      -----------      -----------
      Total consolidated operating income (loss) .....     $   140,152      $   109,707      $    69,977
                                                           ===========      ===========      ===========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment:

                                                                                     YEAR ENDED DECEMBER 31
                                                                            2000              1999             1998
                                                                         ------------     ------------     ------------
                                                                                           ($ thousands)
IDENTIFIABLE ASSETS
   ABF Freight System, Inc. ........................................     $    505,147     $    469,282     $    406,430
   G.I. Trucking Company ...........................................           57,845           51,049           39,859
   Clipper .........................................................           47,863           41,371           47,407
   Treadco, Inc. (see Note R) ......................................               --           90,472          107,370
   Investment in Wingfoot (see Note R) .............................           59,341               --               --
   Other and eliminations ..........................................          126,928           79,755          106,264
                                                                         ------------     ------------     ------------
      Total consolidated identifiable assets .......................     $    797,124     $    731,929     $    707,330
                                                                         ============     ============     ============


CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. ........................................     $     71,337     $     49,342     $     58,364
   G.I. Trucking Company ...........................................           11,693            7,946           11,730
   Clipper .........................................................            4,346            5,309            2,805
   Treadco, Inc. (see Note R) ......................................            3,916            9,801           11,205
   Other and eliminations ..........................................            2,293            3,811            2,342
                                                                         ------------     ------------     ------------
      Total consolidated capital expenditures (gross) ..............     $     93,585     $     76,209     $     86,446
                                                                         ============     ============     ============


DEPRECIATION AND AMORTIZATION EXPENSE
   ABF Freight System, Inc. ........................................     $     37,746     $     31,655     $     27,214
   G.I. Trucking Company ...........................................            4,781            3,552            3,260
   Clipper .........................................................            1,995            1,473            1,408
   Treadco, Inc. (see Note R) ......................................            5,255            6,522            6,902
   Other and eliminations ..........................................            6,677            6,559            8,825
                                                                         ------------     ------------     ------------
      Total consolidated depreciation and amortization expense .....     $     56,454     $     49,761     $     47,609
                                                                         ============     ============     ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE N - FINANCIAL INSTRUMENTS

INTEREST RATE INSTRUMENTS

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently 0.55%). This instrument is not recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 2000, are as follows:


        NOTIONAL                                 RATE                             RATE                      FAIR
         AMOUNT            MATURITY              PAID                           RECEIVED                  VALUE(2)
         -------           --------              ----                           --------                  ---------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate(1)              ($0.1) million
                                         Margin (currently 0.55%)            Plus Credit Agreement
                                                                             Margin (currently 0.55%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2000 to terminate the agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the Subordinated Debentures and Treadco equipment debt, which are estimated using current market rates. Treadco equipment debt is not included as of December 31, 2000 because of the contribution of substantially all of Treadco's assets and liabilities to Wingfoot on October 31, 2000 (see Note R).

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:


                                                                        2000                             1999
                                                              CARRYING          FAIR          CARRYING           FAIR
                                                               AMOUNT          VALUE           AMOUNT            VALUE
                                                            ------------     -----------     -----------      ------------
                                                                                    ($ thousands)

Cash and cash equivalents..............................     $     36,742     $    36,742     $     4,319      $      4,319
Short-term debt........................................     $         21     $        21     $     1,166      $      1,080
Long-term debt.........................................     $    138,814     $   141,451     $   135,780      $    132,648

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE O - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:


                                                          2000              1999              1998
                                                      ------------      ------------      ------------
                                                        ($ thousands, except per share data)
NUMERATOR:
   Numerator for basic earnings per share --
      Net income ................................     $     76,155      $     50,396      $     28,675
      Preferred Stock dividends .................           (4,122)           (4,298)           (4,298)
                                                      ------------      ------------      ------------

   Numerator for basic earnings per share --
      Net income available to
      common stockholders .......................           72,033            46,098            24,377

   Effect of dilutive securities ................            4,122             4,298             4,298
                                                      ------------      ------------      ------------

   Numerator for diluted earnings per share --
      Net income available to
      common stockholders .......................     $     76,155      $     50,396      $     28,675
                                                      ============      ============      ============


DENOMINATOR:
   Denominator for basic earnings per
     share -- weighted-average shares ...........       19,881,875        19,671,130        19,608,963

   Effect of dilutive securities:
     Preferred Stock ............................        3,530,183         3,796,852         3,796,852
     Employee stock options .....................          625,162           464,839           287,107
                                                      ------------      ------------      ------------

   Denominator for diluted earnings per
     share -- adjusted weighted-average
     shares and assumed conversions .............       24,037,220        23,932,821        23,692,922
                                                      ============      ============      ============


NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations ........................     $       3.62      $       2.38      $       1.37
   Discontinued operations ......................               --             (0.04)            (0.13)
                                                      ------------      ------------      ------------
NET INCOME PER SHARE ............................     $       3.62      $       2.34      $       1.24
                                                      ============      ============      ============


AVERAGE COMMON SHARES
   OUTSTANDING  (BASIC) .........................       19,881,875        19,671,130        19,608,963
                                                      ============      ============      ============


DILUTED:
   Continuing operations ........................     $       3.17      $       2.14      $       1.32
   Discontinued operations ......................               --             (0.03)            (0.11)
                                                      ------------      ------------      ------------
NET INCOME PER SHARE ............................     $       3.17      $       2.11      $       1.21
                                                      ============      ============      ============


AVERAGE COMMON SHARES
   OUTSTANDING (DILUTED) ........................       24,037,220        23,932,821        23,692,922
                                                      ============      ============      ============

CASH DIVIDENDS PAID PER COMMON SHARE ............     $         --      $         --      $         --
                                                      ============      ============      ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 2000 and 1999:


                                                                               2000
                                                                         THREE MONTHS ENDED
                                                    MARCH 31           JUNE 30        SEPTEMBER 30      DECEMBER 31
                                                  ------------      ------------      ------------      -----------
                                                                ($ thousands, except per share data)

Operating revenues ..........................     $    443,015      $    471,987      $    488,468      $   436,097
Operating expenses and costs ................          416,734           436,896           444,073          401,712
                                                  ------------      ------------      ------------      -----------

Operating income ............................           26,281            35,091            44,395           34,385
Other income (expense) - net ................           (3,726)           (4,699)           (4,928)           2,324
Income taxes ................................            9,383            12,643            16,142           14,800
                                                  ------------      ------------      ------------      -----------
Income from continuing operations ...........           13,172            17,749            23,325           21,909
Loss from discontinued operations ...........               --                --                --               --
                                                  ------------      ------------      ------------      -----------
Net income ..................................     $     13,172      $     17,749      $     23,325      $    21,909
                                                  ============      ============      ============      ===========


Net income per common share, basic:(1)
   Continuing operations ....................     $       0.61      $       0.84      $       1.12      $      1.04
   Discontinued operations ..................               --                --                --               --
                                                  ------------      ------------      ------------      -----------
Net income per share ........................     $       0.61      $       0.84      $       1.12      $      1.04
                                                  ------------      ------------      ------------      -----------
Average shares outstanding ..................       19,763,133        19,785,000        19,882,056       20,097,309
                                                  ============      ============      ============      ===========


Net income per common share, diluted:(2)
   Continuing operations ....................     $       0.55      $       0.74      $       0.97      $      0.90
   Discontinued operations ..................               --                --                --               --
                                                  ------------      ------------      ------------      -----------
Net income per share ........................     $       0.55      $       0.74      $       0.97      $      0.90
                                                  ------------      ------------      ------------      -----------
Average shares outstanding ..................       24,088,802        24,081,375        24,081,674       24,445,404
                                                  ============      ============      ============      ===========


                                                                                        1999
                                                                                 THREE MONTHS ENDED
                                                          MARCH 31           JUNE 30         SEPTEMBER 30      DECEMBER 31
                                                         ------------      ------------      ------------    --------------
                                                                        ($ thousands, except per share data)

Operating revenues .................................     $    394,374      $    418,905      $    452,850      $    455,457
Operating expenses and costs .......................          376,667           393,600           419,996           421,616
                                                         ------------      ------------      ------------      ------------

Operating income ...................................           17,707            25,305            32,854            33,841
Other expense - net ................................           (4,821)           (6,172)           (5,445)           (5,632)
Income taxes .......................................            5,408             8,036            11,333            11,678
                                                         ------------      ------------      ------------      ------------
Income from continuing operations ..................            7,478            11,097            16,076            16,531
Loss from discontinued operations ..................             (664)               --                --              (122)
                                                         ------------      ------------      ------------      ------------
Net income .........................................     $      6,814      $     11,097      $     16,076      $     16,409
                                                         ============      ============      ============      ============


Net income (loss) per common share, basic:(1)
   Continuing operations ...........................     $       0.32      $       0.51      $       0.76      $       0.78
   Discontinued operations .........................            (0.03)               --                --                --
                                                         ------------      ------------      ------------      ------------
Net income per share ...............................     $       0.29      $       0.51      $       0.76      $       0.78
                                                         ------------      ------------      ------------      ------------
Average shares outstanding .........................       19,613,653        19,632,533        19,691,666        19,746,666
                                                         ============      ============      ============      ============


Net income (loss) per common share, diluted:(2)
   Continuing operations ...........................     $       0.32      $       0.47      $       0.67      $       0.68
   Discontinued operations .........................            (0.03)               --                --                --
                                                         ------------      ------------      ------------      ------------

Net income per share ...............................     $       0.29      $       0.47      $       0.67      $       0.68
                                                         ------------      ------------      ------------      ------------
Average shares outstanding .........................       23,582,137        23,780,913        24,102,750        24,265,481
                                                         ============      ============      ============      ============


(1) Gives consideration to Preferred Stock dividends of $1.0 million per quarter for the third and fourth quarters of 2000 and $1.1 million per quarter for the first and second quarters of 2000 and all four quarters of 1999.

(2) For all quarters in 2000 and 1999, conversion of Preferred Stock into Common is assumed.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------


NOTE Q - ACQUISITION OF MINORITY INTEREST IN TREADCO, INC.

On January 22, 1999, the Company announced that it had submitted a formal proposal to Treadco's Board of Directors under which the outstanding shares of Treadco's common stock not owned by the Company would be acquired for $9.00 per share in cash. The announcement stated that the proposal had the support of Shapiro Capital Management Company, Inc., Treadco's largest independent stockholder, which beneficially owned 1,132,775 shares (or approximately 22%) of the common stock of Treadco. On March 15, 1999, the Company and Treadco signed a definitive merger agreement for the acquisition of all shares of Treadco's stock not owned by the Company for $9.00 per share in cash via a tender offer. The tender offer commenced on March 23, 1999 and closed on April 20, 1999. A total of approximately 2,457,000 shares were tendered to the Company. Including the tendered shares, the Company owned approximately 98% of Treadco at the closing of the tender. At a June 10, 1999 special meeting, the stockholders of Treadco, Inc. approved the merger of Treadco Acquisition Corporation, a wholly owned subsidiary of the Company, into Treadco, Inc. This transaction resulted in Treadco, Inc. becoming a wholly owned subsidiary of the Company. Subject to the terms of the merger agreement, shares of common stock not tendered were converted into the right to receive $9.00 per share. As a result of the merger, the Company voluntarily delisted Treadco, Inc.'s common stock from trading on The Nasdaq Stock Market on June 10, 1999. The cost of the Treadco shares and related expenses of $23.7 million was funded with the Company's Revolving Credit Facility. The acquisition of the Treadco stock was accounted for as a purchase. The application of purchase accounting to the acquired assets and liabilities of Treadco resulted in the elimination of Treadco's goodwill of approximately $12.0 million and a reduction of Treadco's fixed assets of approximately $4.0 million.

Pro forma information (as if the acquisition and related transactions were completed at the beginning of their respective periods) for the years ended December 31, 1999 and 1998 is as follows:


                                                                                YEAR ENDED DECEMBER 31
                                                                              1999                 1998
                                                                          --------------       ------------
                                                                        ($ thousands, except per share data)

       Operating revenues ..........................................      $    1,721,586       $  1,607,403
       Net income...................................................      $       50,217       $     32,161
       Net income per share (diluted)...............................      $         2.10       $       1.36


NOTE R - CONTRIBUTION OF TREADCO'S ASSETS AND LIABILITIES TO WINGFOOT

On September 13, 2000, Treadco entered into an agreement with Goodyear to form a new limited liability company called Wingfoot Commercial Tire Systems, LLC. The transaction closed on October 31, 2000. Effective October 31, 2000, Treadco contributed substantially all of its assets and liabilities to Wingfoot in a non-taxable transaction in exchange for a 19% ownership in Wingfoot. Goodyear contributed substantially all of the assets and liabilities of its Commercial Tire and Service Centers and Brad Ragan Tire Centers to Wingfoot in exchange for an 81% interest in Wingfoot. The final ownership percentages for Treadco and Goodyear were based upon the terms of the agreement.

The Company has the right, at any time after April 30, 2003 and before April 30, 2004, to sell its interest in Wingfoot to Goodyear for a cash "Put Price" equal to approximately $74.0 million. Goodyear has the right, at any time after April 30, 2003 until October 31, 2004, to purchase the Company's entire interest, for cash, at a "Call Price" equal to the "Put Price" plus $5.0 million.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
--------------------------------------------------------------------------------



The transaction was accounted for using fair value accounting, as prescribed by the EITF Issue 00-5, which resulted in 81% of the fair value gain being recognized in the fourth quarter of 2000. After considering the costs associated with the transaction, the net gain recognized by the Company was $5.0 million. The Company's investment in Wingfoot is accounted for at fair value and has a balance at December 31, 2000 of $59.3 million. The Company will account for its investment under the equity method. As provided in the agreement, during the term of the "Put," the Company will not share in the profits or losses of Wingfoot.