Form 10-K405, Exhibit 13
period 2001-12-31
ARKANSAS BEST CORP /DE/
filed 2002-03-08
CIK 894405

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

MARKET AND DIVIDEND INFORMATION

The Common Stock of Arkansas Best Corporation ("the Company") trades on The Nasdaq National Market under the symbol "ABFS." The following table sets forth the high and low recorded last sale prices of the Common Stock during the periods indicated as reported by Nasdaq and the cash dividends declared:

                                                                                                             CASH
                                                                              HIGH            LOW          DIVIDEND
                                                                           ----------     ----------       --------
2001
   First quarter ......................................................    $   24.688     $   15.625      $     --
   Second quarter......................................................        23.050         15.000            --
   Third quarter.......................................................        27.860         19.140            --
   Fourth quarter......................................................        30.230         18.950            --

2000
   First quarter ......................................................    $   13.625     $    9.313      $     --
   Second quarter......................................................        14.063          9.938            --
   Third quarter.......................................................        16.375         10.688            --
   Fourth quarter......................................................        20.125         13.266            --


At February 25, 2002, there were 24,594,115 shares of the Company's Common Stock outstanding, which were held by 495 stockholders of record.

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

The Company's Credit Agreement limits the total amount of "restricted payments" that the Company may make, excluding dividends on the Company's Preferred Stock, to $25.0 million in any one calendar year. Restricted payments include payments for the redemption of subordinated debentures, dividends on Common Stock, and other distributions that are in payment for the purchase or redemption of any shares of capital stock. The annual dividend requirements on the Company's Preferred Stock totaled approximately $2.5 million, $4.1 million, and $4.3 million during 2001, 2000, and 1999, respectively.

On August 13, 2001, the Company announced the call for redemption of its $2.875 Series A Cumulative Convertible Exchangeable Preferred Stock ("ABFSP"). As of August 10, 2001, 1,390,000 shares of Preferred Stock were outstanding. At the end of the extended redemption period on September 14, 2001, 1,382,650 shares of the Preferred Stock were converted to 3,511,439 shares of Common Stock. A total of 7,350 shares of Preferred Stock were redeemed at the redemption price of $50.58 per share. The Company paid $0.4 million to the holders of these shares in redemption of their Preferred Stock. The Company delisted its preferred stock trading on The Nasdaq National Market under the symbol "ABFSP" on September 12, 2001, eliminating the Company's annual dividend requirement.

SELECTED FINANCIAL DATA

                                                                          YEAR ENDED DECEMBER 31
                                                      2001(1)        2000(1)          1999            1998          1997(1)
                                                   ------------   ------------    ------------    ------------    ------------
                                                                      ($ thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
   Operating revenues ..........................   $  1,526,206   $  1,839,567    $  1,721,586    $  1,607,403    $  1,593,218
   Operating income ............................         75,934        140,152         109,707          69,977          64,503
   Minority interest income (expense) in
     Treadco, Inc. .............................             --             --             245          (3,257)          1,359
   Other (income) expenses, net ................          1,221           (647)          3,920           3,255           8,814
   Gain on sale of Cardinal Freight
     Carriers, Inc. ............................             --             --              --              --           8,985
   Fair value net gain - Wingfoot
     Commercial Tire Systems, LLC (2) ..........             --          5,011              --              --              --
   Gain on sale of G.I. Trucking Company (7) ...          4,642             --              --              --              --
   Settlement of litigation (3) ................             --             --              --           9,124              --
   Interest expense, net .......................         12,636         16,687          18,395          18,146          23,765
   Income from continuing
     operations before income taxes ............         66,719        129,123          87,637          54,443          42,268
   Provision for income taxes ..................         25,315         52,968          36,455          23,192          20,086
   Income from continuing operations ...........         41,404         76,155          51,182          31,251          22,182
   Loss from discontinued operations,
     net of tax ................................             --             --            (786)         (2,576)         (6,835)
   Net income ..................................         41,404         76,155          50,396          28,675          15,347
   Income per common share from continuing
     operations (diluted) ......................           1.66           3.17            2.14            1.32            0.91
   Net income per common share (diluted) .......           1.66           3.17            2.11            1.21            0.56
   Cash dividends paid per common share (4) ....             --             --              --              --              --

BALANCE SHEET DATA:
   Total assets ................................        723,153        797,124         731,929         707,330         693,649
   Current portion of long-term debt ...........         14,834         23,948          20,452          17,504          16,484
   Long-term debt (including capital leases
     and excluding current portion) ............        115,003        152,997         173,702         196,079         202,604

OTHER DATA:
   Gross capital expenditures (5) ..............         74,670         93,585          76,209          86,446          14,135
   Net capital expenditures (6) ................         64,538         83,801          61,253          70,243         (23,775)
   Depreciation and amortization ...............         50,315         52,186          45,242          40,674          44,316
   Goodwill amortization .......................          4,053          4,051           4,195           4,515           4,629
   Other amortization (8) ......................            180            217             324           2,420           4,139

(1) Selected financial data is not comparable to the prior years' information due to the sale of Cardinal Freight Carriers, Inc. on July 15, 1997, the contribution of Treadco's assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot") on October 31, 2000, (see Note R to the Consolidated Financial Statements) and the sale of G.I. Trucking Company ("G.I. Trucking") on August 1, 2001 (see Note S).

(2) Fair value net gain on the contribution of Treadco's assets and liabilities to Wingfoot.

(3)      Income results from the settlement of Treadco litigation.

(4) Cash dividends on its Common Stock were indefinitely suspended by Arkansas Best Corporation as of the second quarter of 1996.

(5) Does not include revenue equipment placed in service under operating leases, which amounted to $21.9 million in 1997. There were no operating leases for revenue equipment entered into for 2001, 2000, 1999 and 1998.

(6) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

(7)      Gain on the sale of G.I. Trucking on August 1, 2001.

(8)      Deferred financing cost amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company and related companies ("Clipper"); FleetNet America, LLC; and until August 1, 2001, G.I. Trucking Company ("G.I. Trucking") (see Note S). The Company's operations included the truck tire retreading and new tire sales operations of Treadco, Inc. ("Treadco") until October 31, 2000 (see Note R).

See Note Q to the Consolidated Financial Statements regarding the acquisition of non-ABC-owned Treadco shares and subsequent merger resulting in Treadco becoming a wholly owned subsidiary of the Company in 1999. See Note R regarding the contribution of substantially all of Treadco's assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot"). See Note A regarding the consolidation of Treadco in the Company's Consolidated Financial Statements for 1999. See Note C regarding the Company's discontinuation of Clipper International. See Note S regarding the sale of G.I. Trucking.

The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies (see Note B) that are "critical," or the most important, to understand the Company's financial condition and results of operations and that require management of the Company to make the most difficult judgments are described as follows:

The Company's accounting policy for revenue recognition is a method prescribed by the Emerging Issues Task Force ("EITF") 91-9 for motor carrier transportation companies, where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred. Management of the Company utilizes a bill-by-bill analysis to establish the associated revenue to recognize in each reporting period.

The Company's accounting policy for its allowance for doubtful accounts is based on the Company's historical write-offs, as well as trends and factors surrounding the credit risk of specific customers. In order to gather information regarding these trends and factors, the Company performs ongoing credit evaluations of its customers. The Company's allowance for revenue adjustments is based on the Company's historical revenue adjustments. Actual write-offs or adjustments could differ from the allowance estimates the Company makes as a result of a number of factors. These factors include unanticipated changes in the overall economic environment or factors and risks surrounding a particular customer. The Company continually updates the history it uses to make these estimates to reflect the most recent trends, factors and other information available. Actual write-offs and adjustments are charged against the allowances for doubtful accounts and revenue adjustments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Under its accounting policy for property, plant and equipment, management establishes appropriate depreciable lives and salvage values for the Company's revenue equipment (tractors and trailers) based on their estimated useful lives and estimated fair values to be received when the equipment is sold or traded in. Management has a policy of purchasing its revenue equipment or entering into capital leases rather than utilizing off-balance sheet financing.

The Company has elected to follow Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for stock options because the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123") requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee and director options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company is self-insured up to certain limits for workers' compensation and certain property damage and liability claims. These claims liabilities recorded in the financial statements totaled $46.3 million at December 31, 2001. The Company does not discount its claims liabilities. Under the Company's accounting policy for claims, management annually estimates the development of the claims based upon the Company's historical development factors over a number of years. The Company utilizes a third party to calculate the development factors and analyze historical trends. Actual payments may differ from management's estimates as a result of a number of factors. These factors include increases in medical costs and the overall economic environment, as well as many other factors. The actual claims payments are charged against the Company's accrued claims liabilities.

The Company hedged its interest rate risk by entering into a fixed rate interest rate swap on $110.0 million of revolving Credit Agreement borrowings. The Company's accounting policy for derivative financial instruments is as prescribed by FAS 133, Accounting for Derivative Financial Instruments and Hedging Activities. The Company's fixed rate interest rate swap is an effective hedge on $110.0 million of revolving Credit Agreement borrowings in accordance with its accounting policy. As a result, the fair value of the swap ($5.4) million is recorded on the Company's balance sheet through other comprehensive income rather than through the income statement. If the swap terminated at December 31, 2001, the Company would have had to pay $5.4 million. Future changes in the fair value of the swap will also be reflected in other comprehensive income as long as the swap remains in place and is effectively hedged.

The Company's accounting policy for its 19% investment in Wingfoot Commercial Tire Systems, LLC ("Wingfoot") is the equity method of accounting, similar to a partnership investment. Under the terms of the LLC operating agreement, the Company does not share in the profits or losses of Wingfoot during the term of the Company's "Put" option. Therefore, the Company's investment balance of $59.3 million at December 31, 2001 should not change during the "Put" period. If the Company "puts" its interest to The Goodyear Tire & Rubber Company ("Goodyear"), the Company will record a pre-tax gain in the amount of $14.1 million in the quarter its interest is "put." If Goodyear "calls" the Company's interest in Wingfoot, the Company will record a pre-tax gain of $19.1 million during the quarter the "call" is made by Goodyear (see Note R).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

RECENT ACCOUNTING PRONOUNCEMENTS

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets ("Statement 142"). Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Statement 142 was effective for the Company on January 1, 2002, and as of that date, the Company no longer amortizes its goodwill, but reviews it annually for impairment. At December 31, 2001, the Company's assets included goodwill of $101.3 million of which $63.8 million is from a 1988 leveraged buyout transaction and $37.5 million was from the 1994 acquisition of Clipper. The Company's annual goodwill amortization expense for 2001 was $4.1 million. Statement 142 requires that the Company perform transitional impairment testing on its goodwill during the first six months of 2002 based on January 1, 2002 values. The Company has performed the first phase of impairment testing on its leveraged buyout goodwill, which is based on ABF's operations and fair value. There is no indication of impairment with respect to this goodwill. The Company has performed both the first and second phases of the transitional impairment testing on its Clipper goodwill and will recognize a non-cash impairment loss of $23.9 million, net of taxes, as a change in accounting principle as provided in Statement 142, in the first quarter of 2002. This will eliminate all of the $37.5 million of Clipper goodwill from the Company's balance sheet. The impairment loss results from the change in the method of determining recoverable goodwill from using undiscounted cash flows, as prescribed by FAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, to the fair value method determined by using quoted market prices or other valuation techniques, including the present value of discounted cash flows, as prescribed by Statement 142.

On August 15, 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Statement is effective for the Company in 2003. The Company is evaluating the impact, if any, the Statement will have on its financial statements and related disclosures.

On October 3, 2001, the FASB issued Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 supersedes Statement 121 and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Statement is effective for the Company January 1, 2002. The impact on the Company's financial statements and related disclosures of the adoption of Statement 144 is expected to be immaterial.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations of $64.8 million, proceeds from asset sales of $10.1 million, gross proceeds from the sale of G.I. Trucking of $40.5 million and available cash were used primarily to purchase revenue equipment and other property and equipment totaling $74.7 million, reduce outstanding debt, including the retirement of $24.9 million in face value of the Company's WorldWay 6 1/4% Convertible Subordinated Debentures (see Note G), and pay approximately $33.0 million in tax and interest payments to the IRS, related to a tax pension issue (see Note F). Cash provided by operations of $127.7 million and proceeds from asset sales of $9.8 million were used primarily to purchase revenue equipment and other property and equipment totaling $93.6 million, reduce outstanding debt and purchase preferred stock of $3.9 million during 2000. Revenue equipment includes tractors and trailers used primarily in the Company's motor carrier transportation operations.

On August 13, 2001, the Company announced the call for redemption of its $2.875 Series A Cumulative Convertible Exchangeable Preferred Stock ("ABFSP"). As of August 10, 2001, 1,390,000 shares of Preferred Stock were outstanding. At the end of the extended redemption period on September 14, 2001, 1,382,650 shares of Preferred Stock were converted to 3,511,439 shares of Common Stock. A total of 7,350 shares of Preferred Stock were redeemed at the redemption price of $50.58 per share. The Company paid $0.4 million to the holders of these shares in redemption of their Preferred Stock. As a result of this transaction, the Company no longer has an obligation to pay Preferred Stock dividends, which approximated $4.0 million per year. Outstanding shares of Preferred Stock had historically been included in the Company's diluted earnings per share on an as-converted basis. Therefore, the conversion of preferred shares into common did not result in an increase in the Company's diluted common shares.

The Company is party to a $250 million credit agreement (the "Credit Agreement") with Wells Fargo Bank ("Texas"), N.A., as Administrative Agent and with Bank of America National Trust and Savings Association and Wells Fargo Bank ("Texas"), N.A., as Co-Documentation Agents. The Credit Agreement provides for up to $250 million of revolving credit loans (including letters of credit) and extends into 2003.

At December 31, 2001, there were $110.0 million of Revolver Advances and approximately $23.6 million of letters of credit outstanding. At December 31, 2001, the Company had approximately $116.4 million of borrowing availability under the Credit Agreement. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions and dispositions of assets and require the Company to meet certain quarterly financial ratio tests. As of December 31, 2001, the Company was in compliance with the covenants.

The Company's Credit Agreement contains two pricing grids. One of the grids is based on a leverage ratio and the other grid is based on the Company's senior debt rating agency ratings. The Company may choose whichever pricing grid to use at any time. The effect of a senior debt rating increase or decrease could potentially impact the Company's Credit Agreement pricing. In addition, if the Company achieves certain senior debt ratings, which it has, the Company's Credit Agreement provides for no collateral filings, an increase in restricted payments allowed and no capital expenditure covenant. In January 2002, Standard & Poor's upgraded the Company's senior debt rating to BBB from BBB-. This upgrade represents a higher investment grade rating. The Company has no downward rating triggers that would accelerate the maturity of its debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company is in the process of negotiating a new credit facility that will replace its existing Credit Agreement, which expires in June 2003. The Company expects to have its new credit facility in place by the end of June 2002.

The Company is party to an interest rate swap on a notional amount of $110.0 million. The purpose of the swap is to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which is currently 0.575%. The fair value of the Company's interest rate swap was ($5.4) million and ($0.1) million at December 31, 2001 and December 31, 2000, respectively. The fair value of the swap is impacted by changes in rates of similarly termed Treasury instruments. The Company recognized this liability on its balance sheet in accordance with Statement No. 133, at December 31, 2001, through other comprehensive income, net of income tax benefits.

The Company's primary subsidiary, ABF, maintains ownership of most all of its larger terminals or distribution centers. Both ABF and Clipper lease certain terminal facilities. At December 31, 2001, the Company has future minimum rental commitments, net of noncancellable subleases totaling $44.5 million for terminal facilities, and $1.6 million primarily for revenue equipment.

The following is a table providing the aggregate annual obligations of the Company including debt, capital lease maturities and future minimum rental commitments:


                                                           PAYMENTS DUE BY PERIOD
                                         ---------------------------------------------------------------
                                                                 ($ thousands)
                                                       LESS THAN       1-3          4-5         AFTER
CONTRACTUAL OBLIGATIONS                     TOTAL       1 YEAR        YEARS        YEARS       5 YEARS
                                         ----------   ----------   ----------    ----------   ----------

Long-term debt (1)                       $  114,940   $       24   $  110,054   $       51   $    4,811(2)
Capital lease obligations                    14,896       14,810           86           --           --
Minimum rental commitments under
  operating leases, net of subleases         46,124       11,214       15,233       10,011        9,666
Unconditional purchase obligations               --           --           --           --           --
Other long-term debt obligations                 --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------
Total contractual cash obligations       $  175,960   $   26,048   $  125,373   $   10,062   $   14,477
                                         ==========   ==========   ==========   ==========   ==========

(1) The Company is negotiating a new revolving credit facility that it expects to have in place by June 2002, which would extend the maturity of the $110.0 million due in years 1-3.

(2) Subsequent to year end, the Company called for redemption, the remaining WorldWay Corporation 6 1/4% Convertible Subordinated Debentures (see Note U).

The Company has guaranteed $0.5 million of payments related to a former subsidiary of the Company. The Company's exposure to this guarantee should decline by $60,000 per year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table sets forth the Company's historical capital expenditures for the periods indicated below. Proceeds from the sale of property and equipment have not been netted against the capital expenditures:

                                                               YEAR ENDED DECEMBER 31
                                                             2001       2000       1999
                                                           --------   --------   --------
                                                                     ($ thousands)

CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. ............................   $ 62,332   $ 71,337   $ 49,342
   G.I. Trucking Company (see Note S) ..................      4,537     11,693      7,946
   Clipper .............................................      3,582      4,346      5,309
   Treadco, Inc. (see Note R) ..........................         --      3,916      9,801
   Other ...............................................      4,219      2,293      3,811
                                                           --------   --------   --------
      Total consolidated capital expenditures (gross) ..   $ 74,670   $ 93,585   $ 76,209
                                                           ========   ========   ========


The amounts presented in the table include equipment purchases financed with capital leases of $26.1 million in 1999. No capital lease obligations were incurred in the years ended December 31, 2001 or 2000.

In 2002, the Company forecasts total spending of approximately $45.0 million for capital expenditures, net of proceeds from equipment and real estate sales. Of the $45.0 million, ABF is budgeted for approximately $40.0 million primarily for revenue equipment and facilities.

The Company has two principal sources of available liquidity, which are its operating cash and the $116.4 million it has available under its revolving Credit Agreement at December 31, 2001. The Company has generated between $60.0 million and $130.0 million of operating cash for the years 1999 through 2001, and it expects cash from operations and its available revolver to continue to be principal sources of cash to finance its annual debt maturities and lease commitments; fund its 2002 capital expenditures, which includes a commitment to purchase $25.6 million of revenue equipment; and pay income taxes.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2001 or 2000. The Company has no relationships with special-purpose entities or financial partnerships.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

OPERATING SEGMENT DATA

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. Note M to the Consolidated Financial Statements contains additional information regarding the Company's operating segments:

                                                 YEAR ENDED DECEMBER 31
                                               2001       2000      1999
                                               ----       ----      ----

OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC
    Salaries and wages ...................     65.6%      62.4%     64.1%
    Supplies and expenses ................     13.0       12.6      11.0
    Operating taxes and licenses .........      3.2        3.0       3.0
    Insurance ............................      1.4        1.6       1.6
    Communications and utilities .........      1.2        1.1       1.2
    Depreciation and amortization ........      3.1        2.6       2.4
    Rents and purchased transportation ...      6.1        6.8       8.0
    Other ................................      0.2        0.2       0.4
    (Gain) on sale of equipment ..........       --         --      (0.1)
                                               ----       ----      ----
                                               93.8%      90.3%     91.6%
                                               ====       ====      ====

G.I. TRUCKING COMPANY (see Note S)
    Salaries and wages ...................     51.8%      47.0%     46.8%
    Supplies and expenses ................      9.7        9.4       8.0
    Operating taxes and licenses .........      2.4        2.1       2.4
    Insurance ............................      2.4        2.5       2.7
    Communications and utilities .........      1.4        1.3       1.3
    Depreciation and amortization ........      3.4        3.0       2.6
    Rents and purchased transportation ...     26.4       30.0      32.3
    Other ................................      2.5        2.3       2.5
    (Gain) on sale of equipment ..........     (0.1)        --      (0.1)
                                               ----       ----      ----
                                               99.9%      97.6%     98.5%
                                               ====       ====      ====

CLIPPER
    Cost of services .....................     87.3%      85.5%     85.9%
    Selling, administrative and general ..     12.3       13.3      12.8
                                               ----       ----      ----
                                               99.6%      98.8%     98.7%
                                               ====       ====      ====

TREADCO, INC. (see Note R)
    Cost of sales ........................       --       66.6%     68.8%
    Selling, administrative and general ..       --       30.4      29.3
                                               ----       ----      ----
                                                 --       97.0%     98.1%
                                               ====       ====      ====

OPERATING INCOME

ABF Freight System, Inc. .................      6.2%       9.7%      8.4%
G.I. Trucking Company (see Note S) .......      0.1        2.4       1.5
Clipper ..................................      0.4        1.2       1.3
Treadco, Inc. (see Note R) ...............       --        3.0       1.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

Consolidated revenues from continuing operations of the Company in 2001 were $1,526.2 million compared to $1,839.6 million in 2000, representing a decrease of 17.0%, due primarily to decreases in revenues for Treadco and G.I. Trucking. On October 31, 2000, substantially all of the assets and liabilities of Treadco were contributed to Wingfoot (see Note R) and on August 1, 2001, the Company sold the stock of G.I. Trucking (see Note S). In addition, there were declines in revenues for ABF and Clipper for 2001 compared to 2000, as a result of a decline in the U.S. economy beginning in mid-2000. This economic decline was further accelerated by the September 11 terrorist attacks on the World Trade Center and on the Pentagon. Operating income decreased 45.8% to $75.9 million in 2001 from $140.2 million in 2000. The decrease in operating income is due primarily to a decline in operating income for ABF, which relates primarily to the previously discussed revenue declines. Income from continuing operations for 2001 was $41.4 million, or $1.66 per diluted common share, compared to $76.2 million, or $3.17 per diluted common share, for 2000. The decrease in income from continuing operations reflects primarily the decrease in operating income offset, in part, by a pre-tax gain of $4.6 million from the sale of G.I. Trucking, lower interest expense from lower average debt levels and a tax benefit of $1.9 million resulting from the resolution of certain tax contingencies arising in prior years. Income from continuing operations for 2000 includes a fair value net gain on the Treadco/Wingfoot transaction (see Note R) of $5.0 million.

Tonnage levels for 2001 at ABF, the Company's primary subsidiary, continued to be impacted by the decline in the U.S. economy, as discussed above. The declines in tonnage increased by approximately 2.0% to 3.0% following the September 11 terrorist attacks. Tonnage levels in early 2002 continue to be impacted by the decline in the U. S. economy. The Company expects this impact to continue through the first quarter of 2002 and potentially further into 2002.

The Company's 2001 results included seven months of operations for G.I. Trucking (see Note S). The Company's 2000 results included ten months of operations for Treadco (see Note R) and a full twelve months of operations for G.I. Trucking.

Reliance Insurance Company ("Reliance") insured the Company's workers' compensation claims in excess of $300,000 ("excess claims") for the period from 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent, with total admitted assets of $8.8 billion and liabilities of $9.9 billion, or a negative surplus position of $1.1 billion, as of March 31, 2001. As of December 31, 2001, the Company estimates its workers' compensation claims insured by Reliance to be approximately $5.8 million. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims, representing a total of approximately $2.5 million of the $5.8 million. Based upon the limited available Reliance financial information, the Company estimates its current exposure to Reliance to be $0.5 million, for which it established reserves in the third quarter of 2001. In evaluating that same financial information, the Company anticipates receiving, from guaranty funds or through orderly liquidation, partial reimbursement for future claims payments, a process that could take several years.

The Company's defined benefit pension plans experienced returns on assets that were below the 9.0% to 10.0% return on assets assumed for calculating its pension expense under FASB Statement No. 87, Employers' Accounting for Pensions. As a result of this and other factors relating to normal plan cost fluctuations, the Company's net periodic pension cost increased to an expense of $3.8 million from a credit of $2.5 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

2000. If the same stock market trends continue into 2002, the Company could experience additional increases in its pension expense.

ABF FREIGHT SYSTEM, INC.

Effective August 1, 2001 and August 14, 2000, ABF implemented general rate increases of 4.9% and 5.7%, respectively, in part, to cover known and expected cost increases.

Revenues for 2001 declined 7.0% to $1,282.3 million from $1,379.3 million in 2000. ABF generated operating income for 2001 of $79.4 million compared to $133.8 million in 2000.

ABF's decline in revenue is due to a decrease in LTL tonnage and fuel surcharges, which was partially offset by an increase in revenue per hundredweight. ABF's LTL tonnage decreased 9.3% in 2001, compared to 2000. ABF's performance for 2001 was affected by less available freight, due to decreased business levels at customer facilities, primarily as a result of a decline in the U.S. economy. The decrease in tonnage was offset, in part, by an LTL revenue per hundredweight increase of 2.3% to $21.62 in 2001 compared to $21.13 in 2000, as the pricing environment remained relatively firm.

ABF implemented a fuel surcharge on July 7, 1999, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge in effect during 2001 averaged 3.3% of revenue. The fuel surcharge in effect during 2000 averaged 4.1% of revenue.

ABF's operating ratio increased to 93.8% for 2001 from 90.3% in 2000, primarily as a result of tonnage declines and changes in certain operating expense categories as follows:

Salaries and wages expense for 2001 increased 3.2% as a percent of revenue compared to 2000. The increase results from the annual general International Brotherhood of Teamsters ("IBT") contractual wage and benefit rate increase on April 1, 2001 of approximately 3.0%, as well as an increase in wages and benefits costs for road drivers, resulting from ABF's decision to utilize additional road drivers and company-owned equipment to move freight in certain poor service rail lanes rather than rail. In addition, portions of such costs are primarily fixed in nature and increase as a percent of revenue with decreases in revenue levels.

Supplies and expenses increased 0.4% as a percent of revenue for 2001, compared to 2000. Equipment repair costs have increased due to ABF's older trailer fleet. This increase was offset by a decline in fuel costs, excluding taxes that on a price-per-gallon basis declined to $0.87 for 2001 from $0.95 in 2000.

Operating taxes and licenses increased 0.2% as a percent of revenue for 2001, compared to 2000, due primarily to an increase of approximately 200 road trailers owned by the Company. In addition, portions of such costs are primarily fixed in nature and increase as a percent of revenue with decreases in revenue levels.

Insurance expense decreased 0.2% as a percent of revenue for 2001, compared to 2000. This improvement was due primarily to favorable claims experience for property damage and liability claims and cargo claims.

Depreciation and amortization expense increased 0.5% as a percent of revenue for 2001, compared to 2000, due primarily to the purchase of 500 road tractors during 2001. The road tractors purchased were to replace older tractors in the fleet that have been transferred to city use, including some that were under operating leases in the first quarter of 2000. In addition, portions of such costs are primarily fixed in nature and increase as a percent of revenue with decreases in revenue levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Rents and purchased transportation expense decreased 0.7% as a percent of revenue for 2001, compared to 2000. This is due primarily to a decline in rail utilization to 13.5% of total miles for 2001, compared to 15.6% in 2000, as the Company is utilizing more company-owned equipment and road drivers for certain linehaul moves, as previously discussed. In addition, rents and purchased transportation costs decreased due to the disposal of some tractors under operating leases, as previously mentioned.

As previously mentioned, ABF's general rate increase of 4.9% on August 1, 2001 was put in place to cover known and expected cost increases for the next twelve months. ABF's ability to retain this rate increase is dependent on the pricing environment, which, in 2001, remained relatively firm. The pricing environment could potentially worsen in 2002, if the U.S. economy continues to decline, and it could become firmer if the U.S. economy improves. ABF will experience an effective annual general contractual wage and benefit increase for 2002, of an estimated 3.0% under its agreement with the IBT. The base wage and pension cost portion of the increase will occur on April 1, 2002 and the health and welfare cost portion of the increase will occur on August 1, 2002. In addition, ABF could be impacted by fluctuating fuel prices during 2002. Although fuel prices stabilized during the latter part of 2001, there can be no assurances that they will remain stable. ABF's fuel surcharges on revenue are intended to offset any fuel cost increases. ABF's insurance premium costs for 2002 will increase, in part, because of the terrorist acts of September 11. The increase is approximately 180.0% or $7.0 million, from its 2001 premiums. In 2001, insurance premiums represented only 10% of ABF's total insurance costs. In 2002, it is anticipated that insurance premiums will represent approximately 29.0% of total insurance costs. During 2001, ABF experienced increases in its nonunion benefit costs of 41.0%, representing increased medical, prescription drug and pension costs. These costs represented approximately 2.0% of ABF's revenue in 2001. Based on recent trends, these costs could continue to increase during 2002 as well, although there can be no certainty of this.

G.I. TRUCKING COMPANY

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes") (see Note S). The Company recognized a pre-tax gain on the sale of $4.6 million in the third quarter of 2001. Cash proceeds from the sale, net of costs and income taxes, of approximately $33.0 million were used to pay down the Company's outstanding debt. The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an option at any time during the four-year lease term to purchase these terminals for $19.5 million. The facilities have a net book value of approximately $6.0 million. If the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $14.0 million in the period they are sold.

The Company's revenue and operating income includes seven months of operations for G.I. Trucking for 2001. Revenues for G.I. Trucking for 2001 were $95.5 million, compared to $161.9 million in 2000. Operating income was $0.1 million for 2001, compared to $3.9 million in 2000 (see Note M).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

CLIPPER

Effective August 13, 2001 and August 1, 2000, Clipper implemented general rate increases of 4.9% and 5.9%, respectively, for LTL shipments. Revenues for Clipper decreased 2.3% to $127.3 million in 2001 from $130.2 million in 2000.

LTL revenue per shipment increased 5.5% for 2001, compared to 2000. LTL shipments declined 18.5% for 2001, compared to 2000. LTL shipment declines reflect Clipper's movement away from unprofitable LTL business and lower business levels, resulting from the decline in the U.S. economy, including the impact of the September 11, 2001 terrorist attacks. In addition, the LTL division suffered from changes in the shipping pattern of a large customer, which reduced the LTL shipments handled by Clipper.

Intermodal revenue per shipment increased only 0.8% for 2001, when compared to 2000, due to increased competition for business, resulting from unused capacity in the over-the-road truckload industry, which impacted the intermodal pricing environment. The number of intermodal shipments increased 14.8% for 2001, compared to 2000, due primarily to increased shipment volumes from existing customers.

Clipper's operating ratio increased to 99.6% for 2001, from 98.8% in 2000. Clipper's operating ratio increased as a result of several factors. Clipper's LTL division experienced steep shipment declines during 2001, as discussed above. In addition, a change in the mix of shipments handled by the LTL division contributed to a decline in rail utilization, which increased linehaul costs. Clipper's rail utilization was 57.1% of total miles for 2001, compared to 63.8% in 2000. For Clipper, rail costs per mile are generally less expensive than over-the-road costs per mile. Finally, Clipper's Controlled Logistics division experienced increased trailer maintenance costs on its older 45-foot refrigerated trailers. Clipper plans to either dispose of or move these trailers out of its rail operations during 2002.

TREADCO, INC.

On September 13, 2000, Treadco entered into an agreement with Goodyear to form a new limited liability company called Wingfoot Commercial Tire Systems, LLC (see Note R). The transaction closed on October 31, 2000. Effective October 31, 2000, Treadco contributed substantially all of its assets and liabilities to Wingfoot in a non-taxable transaction in exchange for a 19% ownership in Wingfoot. For the year ended December 31, 2000, tire operations included the operations of Treadco for the ten months ended October 31, 2000 only. Revenue and operating income for Treadco for the ten months ended October 31, 2000 were $158.3 million and $4.7 million, respectively (see Note M). There were no operations for Treadco during 2001.

In the last half of the 1990's, changes were occurring in the traditional relationship between tire retreaders and raw materials franchisors and new tire suppliers in Treadco's truck tire retreading and new tire sales business. As a result of these changes, in the first quarter of 1998, the Company began evaluating its then 46% investment in Treadco. This evaluation resulted in the Company's January 1999 proposal to Treadco's Board of Directors for the Company to acquire all outstanding Treadco common stock. The Company believed this would lower costs associated with Treadco being a small public company, lower state income tax costs and other tax benefits available to the Company if Treadco were a wholly owned subsidiary, and maximize its flexibility in managing Treadco in this changing environment. As these changes continued to evolve throughout 1999 and 2000, the Company concluded that an alliance of Treadco with one of the major new tire manufacturers, who were expanding their presence in the retread industry, provided Treadco the best opportunity at long-term survival and maximized its current value to the Company. In September 2000, the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Company entered into its agreement with Goodyear, which created Wingfoot and gave the Company the right to "put" its interest to Goodyear for $73.4 million, as described below.

Under the agreement with Goodyear, the Company has the right, at any time after April 30, 2003 and before April 30, 2004, to sell its interest in Wingfoot to Goodyear for a cash "Put Price" equal to approximately $73.4 million. Goodyear has the right, at any time after April 30, 2003 until October 31, 2004, to purchase the Company's entire interest, for cash, at a "Call Price" equal to the "Put Price" plus $5.0 million. As provided in the agreement between Goodyear and Treadco, the Company will not share in the profits or losses of Wingfoot during the term of the "Put." If the Company does not exercise its right to sell its 19% interest in Wingfoot, the Company will account for its share of Wingfoot's profits or losses beginning May 1, 2004, as provided in the Wingfoot Operating Agreement. If the Company "puts" its interest to Goodyear, the Company will record a pre-tax gain in the amount of $14.1 million in the quarter its interest is "Put." If Goodyear "calls" the Company's interest in Wingfoot, the Company will record a pre-tax gain of $19.1 million during the quarter the "call" is made by Goodyear (see Note R).

INTEREST

Interest expense was $12.6 million for 2001 compared to $16.7 million for 2000. The decline resulted from lower average debt levels when 2001 is compared to 2000.

INCOME TAXES

The difference between the effective tax rate for 2001 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill and other nondeductible expenses, as well as the impact of the $1.9 million tax benefit resulting from the resolution of certain tax contingencies arising in prior years (see Note F).

At December 31, 2001, the Company had deferred tax assets of $45.0 million, net of a valuation allowance of $3.4 million, and deferred tax liabilities of $54.5 million. The Company believes that the benefits of the deferred tax assets of $45.0 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $54.5 million and the presence of significant taxable income in 2001 and 2000. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations and for the excess tax basis in the investment in Wingfoot.

Management intends to evaluate the realizability of deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.

ACCOUNTS RECEIVABLE

Accounts receivable decreased $57.1 million from December 31, 2000 to December 31, 2001, due primarily to a decrease in revenue levels and the sale of G.I. Trucking on August 1, 2001 (see Note S).

INVESTMENT IN WINGFOOT

The investment in Wingfoot relates to the contribution of substantially all of the assets and liabilities of Treadco to Wingfoot on October 31, 2000 (see Note
R).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

OTHER NONCURRENT ASSETS

Other assets increased $8.2 million from December 31, 2000 to December 31, 2001, due to incentive pay deferrals and matching contributions made to the Company's Voluntary Savings Plan assets, which are held in a trust account, and as a result of the Company paying off $13.2 million of life insurance loans which were netted against the cash surrender value on the policies included in other assets. These increases were offset by a decline in the Company's pension asset of $6.4 million, which was due to the sale of G.I. Trucking on August 1, 2001 (see Note S) and $3.8 million in net periodic pension cost recorded in 2001 (see Note L).

GOODWILL

The Company's assets include goodwill, net of amortization, of $101.3 million, representing 14.0% of total assets and 30.0% of total stockholder's equity. Goodwill includes $63.8 million resulting from a 1988 leveraged buyout transaction and $37.5 million resulting from the 1994 acquisition of Clipper. The Company's accounting policy for reviewing the carrying amount of its goodwill for impairment is reflected in Note B to the Consolidated Financial Statements. No indications of impairment existed at December 31, 2001. However, the Company is required to test its goodwill for impairment under the new goodwill accounting rules prescribed by Statement 142. These rules were effective for the Company on January 1, 2002.

ACCRUED EXPENSES

Accrued expenses decreased $47.2 million from December 31, 2000 to December 31, 2001, due primarily to a decrease in incentive pay accruals as a result of a decline in profits, a decrease in the required reserves for loss, injury, damage and workers' compensation claims, which resulted from better claims experience and a reduction in the required reserves related to a company acquired in 1995, a decrease in accrued interest due to the payment of interest to the IRS (see Note F) and due to the sale of G.I. Trucking on August 1, 2001 (see Note S).

OTHER LIABILITIES

Other liabilities increased $9.0 million from December 31, 2000 to December 31, 2001, due to incentive pay deferrals and matching contributions made to the Company's Voluntary Savings Plan assets, which are held in a trust account. In addition, other liabilities increased due to an increase in the accruals for supplemental pension benefits.

2000 COMPARED TO 1999

Consolidated revenues from continuing operations of the Company for 2000 were $1,839.6 million compared to $1,721.6 million for 1999, representing an increase of 6.9%, due primarily to increases in revenue for ABF, G.I. Trucking and Clipper, offset by a decline in revenues for Treadco as a result of the contribution of substantially all of the Treadco assets and liabilities to Wingfoot on October 31, 2000 (see Note R). The Company's operating income from continuing operations for 2000 increased 27.8% to $140.2 million from $109.7 million in 1999. Increases in operating income from continuing operations for 2000 were attributable to improved operating income for ABF, G.I. Trucking, Clipper and Treadco. Income from continuing operations for 2000 was $76.2 million, or $3.17 per diluted common share, compared to $51.2 million, or $2.14 per diluted common share, for 1999. The improvements in income from continuing operations reflect improvements in operating income, lower interest costs and a fair value net gain on the Treadco/Wingfoot transaction (see Note R) of $5.0 million, or $0.12 per diluted common share.

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

Salaries and wages expense increased 0.2% as a percent of revenue during 2000 compared to 1999. This increase is due primarily to increased salaries and benefits related to the addition of sales staff described above and unfavorable workers' compensation claims experience offset, in part, by lower pension costs.

Supplies and expenses increased 1.4% as a percent of revenue for 2000 compared to 1999. The increase is due primarily to higher fuel costs, which increased in total dollars by 73.7% in 2000 compared to 1999 and as a result of more miles run on company-owned equipment rather than by third-party purchased transportation providers. G.I. Trucking's fuel surcharge on revenue is intended to offset the fuel cost increase.

Operating taxes and licenses expense decreased 0.3% as a percent of revenue for 2000 compared to 1999, due primarily to the fact that a portion of such costs is primarily fixed in nature and declines as a percent of revenue with increases in revenue levels.

Insurance expense decreased 0.2% as a percent of revenue for 2000 compared to 1999. This decrease is due to favorable claims experience for property damage and liability claims during 2000 as compared to 1999.

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

Revenues for Clipper in the fourth quarter 2000 increased only 1.9% on a per-day basis from the same period in 1999. Intermodal revenue per shipment increased 41.5% during the fourth quarter 2000 compared to fourth quarter 1999. However, intermodal shipments declined 18.9% during the fourth quarter 2000 compared to fourth quarter 1999. LTL revenue per shipment decreased 3.1% and LTL shipments declined 16.1% in the fourth quarter 2000 compared to fourth quarter 1999. Both the intermodal and LTL divisions continued to move away from some unprofitable business during the fourth quarter of 2000. The intermodal division was able to add some new business with improved profit margins. The LTL division was not able to readily replace its lost revenue. In addition, the LTL division suffered from changes in the shipping pattern of a large customer, which reduced the LTL shipments handled by Clipper.

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

TREADCO, INC.

Effective October 31, 2000, Treadco contributed substantially all of its assets and liabilities to Wingfoot in a non-taxable transaction in exchange for a 19% ownership in Wingfoot (see Note R). For the year ended December 31, 2000, tire operations included the operations of Treadco for the ten months ended October 31, 2000 only. Revenue and operating income for Treadco for the ten months ended October 31, 2000 were $158.3 million and $4.7 million, respectively. Revenue and operating income for Treadco for 1999 were $186.6 million and $3.6 million, respectively (see Note M).

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

SEASONALITY

ABF is affected by seasonal fluctuations which affects its tonnage to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Clipper's operations are similar to operations at ABF with revenues being weaker in the first quarter and stronger during the months of September and October.

ENVIRONMENTAL MATTERS

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 76 underground tanks located in 25 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the EPA and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $340,000 over the last 12 years), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2001, the Company has accrued approximately $2.4 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

FORWARD-LOOKING STATEMENTS

Statements contained in the Management's Discussion and Analysis section of this report that are not based on historical facts are "forward-looking statements." Terms such as "estimate," "forecast," "expect," "predict," "plan," "anticipate," "believe," "intend," "should," "would," "scheduled," and similar expressions and the negatives of such terms are intended to identify forward-looking statements. Such statements are by their nature subject to uncertainties and risks, including, but not limited to, union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Arkansas Best's subsidiaries; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; the timing and amount of capital expenditures; competitive initiatives and pricing pressures; general economic conditions; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission ("SEC") public filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently 0.575%). On January 1, 2001, this instrument was recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 2001, are as follows:

        NOTIONAL                                 RATE                             RATE                      FAIR
         AMOUNT            MATURITY              PAID                           RECEIVED                VALUE (2)(3)
        --------           --------              ----                           --------                ------------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate (1)             ($5.4) million
                                         Margin (currently 0.575%)           Plus Credit Agreement
                                                                             Margin (currently 0.575%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2001 to terminate the agreement.

(3) The swap value declined from ($0.1) million at December 31, 2000. The fair value is impacted by changes in rates of similarly termed Treasury instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest-rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the Subordinated Debentures, which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                         2001                      2000
                                CARRYING       FAIR       CARRYING      FAIR
                                 AMOUNT       VALUE        AMOUNT       VALUE
                               ----------   ----------   ----------   ----------
                                                ($ thousands)
Cash and cash equivalents ..   $   14,860   $   14,860   $   36,742   $   36,742
Short-term debt ............   $       24   $       24   $       21   $       21
Long-term debt .............   $  114,917   $  114,498   $  138,814   $  137,831

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 2001, outstanding debt obligations under the Credit Agreement periodically exceeded $110.0 million. The Company's highest borrowings during 2001 reached $134.0 million, and the average borrowings during the year were $111.7 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings.

The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF and Clipper based on increases in diesel fuel prices compared to relevant indexes.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to less than 1.0% of total revenues for 2001. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2001 or 2000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Stockholders and Board of Directors
Arkansas Best Corporation



We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                                      Ernst & Young LLP



Little Rock, Arkansas
January 18, 2002,
except for Note D and Note U, as to which the date is February 25, 2002

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS


                                                                         DECEMBER 31
                                                                      2001         2000
                                                                   ----------   ----------
                                                                        ($ thousands)

ASSETS

CURRENT ASSETS
   Cash and cash equivalents ...................................   $   14,860   $   36,742
   Accounts receivable, less allowances
     (2001 - $3,483; 2000 - $4,595) ............................      116,430      173,485
   Prepaid expenses ............................................        6,803        8,325
   Deferred income taxes .......................................       22,193       11,442
   Federal and state income taxes prepaid ......................        2,647           --
   Other .......................................................        4,027        4,459
                                                                   ----------   ----------
      TOTAL CURRENT ASSETS .....................................      166,960      234,453

PROPERTY, PLANT AND EQUIPMENT
   Land and structures .........................................      214,856      208,220
   Revenue equipment ...........................................      334,622      347,388
   Service, office and other equipment .........................       79,268       74,397
   Leasehold improvements ......................................       12,359       12,693
                                                                   ----------   ----------
                                                                      641,105      642,698
   Less allowances for depreciation and amortization ...........      306,928      296,679
                                                                   ----------   ----------
                                                                      334,177      346,019

INVESTMENT IN WINGFOOT .........................................       59,341       59,341

OTHER ASSETS ...................................................       58,949       50,792

ASSETS HELD FOR SALE ...........................................        2,402        1,101

GOODWILL, less amortization (2001 - $44,469; 2000 - $40,416) ...      101,324      105,418
                                                                   ----------   ----------
                                                                   $  723,153   $  797,124
                                                                   ==========   ==========

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 31
                                                                            2001            2000
                                                                       ------------    ------------
                                                                                ($ thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft and drafts payable ...............................   $      6,515    $     24,667
   Accounts payable ................................................         50,366          59,999
   Accrued expenses ................................................        121,423         168,625
   Federal and state income taxes ..................................             --           4,127
   Current portion of long-term debt ...............................         14,834          23,948
                                                                       ------------    ------------
      TOTAL CURRENT LIABILITIES ....................................        193,138         281,366

LONG-TERM DEBT, less current portion ...............................        115,003         152,997

FAIR VALUE OF INTEREST RATE SWAP ...................................          5,383              --

OTHER LIABILITIES ..................................................         40,097          31,052

DEFERRED INCOME TAXES ..............................................         31,736          39,519

FUTURE MINIMUM RENTAL COMMITMENTS, NET (NOTE J)
    (2001 - $46,124; 2000 - $49,769) ...............................             --              --

OTHER COMMITMENTS AND CONTINGENCIES ................................             --              --

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, authorized 10,000,000 shares;
      issued and outstanding 2000:  1,390,000 shares ...............             --              14
   Common stock, $.01 par value, authorized 70,000,000 shares;
      issued 2001:  24,542,163 shares; 2000:  20,219,137 shares ....            245             202
   Additional paid-in capital ......................................        204,463         194,211
   Retained earnings ...............................................        137,635          98,718
   Treasury stock, at cost, 2001 and 2000: 59,782 shares ...........           (955)           (955)
   Accumulated other comprehensive loss ............................         (3,592)             --
                                                                       ------------    ------------
      TOTAL STOCKHOLDERS' EQUITY ...................................        337,796         292,190
                                                                       ------------    ------------
                                                                       $    723,153    $    797,124
                                                                       ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                          YEAR ENDED DECEMBER 31
                                                                   2001            2000             1999
                                                               ------------    ------------    ------------
                                                                   ($ thousands, except per share data)

OPERATING REVENUES
   Transportation operations ...............................   $  1,526,206    $  1,683,212    $  1,537,271
   Tire operations .........................................             --         156,355         184,315
                                                               ------------    ------------    ------------
                                                                  1,526,206       1,839,567       1,721,586
                                                               ------------    ------------    ------------

OPERATING EXPENSES AND COSTS
   Transportation operations ...............................      1,450,272       1,546,847       1,430,294
   Tire operations .........................................             --         152,568         181,585
                                                               ------------    ------------    ------------
                                                                  1,450,272       1,699,415       1,611,879
                                                               ------------    ------------    ------------
OPERATING INCOME ...........................................         75,934         140,152         109,707

OTHER INCOME (EXPENSE)
   Net gains on sales of property and other ................            918           2,608             871
   Gain on sale of G.I. Trucking Company ...................          4,642              --              --
   Fair value net gain - Wingfoot ..........................             --           5,011              --
   Interest expense ........................................        (12,636)        (16,687)        (18,395)
   Minority interest in Treadco, Inc. ......................             --              --             245
   Other, net ..............................................         (2,139)         (1,961)         (4,791)
                                                               ------------    ------------    ------------
                                                                     (9,215)        (11,029)        (22,070)
                                                               ------------    ------------    ------------

INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES ....................................         66,719         129,123          87,637

FEDERAL AND STATE INCOME TAXES
   Current .................................................         25,367          42,851          33,327
   Deferred ................................................            (52)         10,117           3,128
                                                               ------------    ------------    ------------
                                                                     25,315          52,968          36,455
                                                               ------------    ------------    ------------

INCOME FROM CONTINUING OPERATIONS ..........................         41,404          76,155          51,182
                                                               ------------    ------------    ------------

DISCONTINUED OPERATIONS
   Loss from discontinued operations (net of tax benefits
    of $472) ...............................................             --              --            (786)
                                                               ------------    ------------    ------------
LOSS FROM DISCONTINUED OPERATIONS ..........................             --              --            (786)
                                                               ------------    ------------    ------------
NET INCOME .................................................         41,404          76,155          50,396
   Preferred stock dividends ...............................          2,487           4,122           4,298
                                                               ------------    ------------    ------------
NET INCOME FOR COMMON STOCKHOLDERS .........................   $     38,917    $     72,033    $     46,098
                                                               ============    ============    ============
NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations ...................................   $       1.79    $       3.62    $       2.38
   Discontinued operations .................................             --              --           (0.04)
                                                               ------------    ------------    ------------
NET INCOME PER SHARE (BASIC) ...............................   $       1.79    $       3.62    $       2.34
                                                               ============    ============    ============
DILUTED:
   Continuing operations ...................................   $       1.66    $       3.17    $       2.14
   Discontinued operations .................................             --              --           (0.03)
                                                               ------------    ------------    ------------
NET INCOME PER SHARE (DILUTED) .............................   $       1.66    $       3.17    $       2.11
                                                               ============    ============    ============
CASH DIVIDENDS PAID PER COMMON SHARE .......................   $         --    $         --    $         --
                                                               ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                    ACCUMULATED
                                             PREFERRED STOCK   COMMON STOCK   ADDITIONAL RETAINED      OTHER
                                             ---------------  ---------------  PAID-IN   EARNINGS  COMPREHENSIVE  TREASURY  TOTAL
                                             SHARES   AMOUNT  SHARES   AMOUNT  CAPITAL   (DEFICIT)      LOSS        STOCK   EQUITY
                                             ------   ------  ------   ------ ---------- --------- -------------- --------  ------
                                                                                     (thousands)
BALANCES AT JANUARY 1, 1999 ................  1,495   $  15    19,610  $  196  $ 193,117  $ (19,413)        --       --  $ 173,915

   Net income ..............................             --                --         --     50,396         --       --     50,396
                                                                                                                         ---------
        Comprehensive income ...............                                                                                50,396
                                                                                                                         ---------
   Tax effect of stock options exercised ...             --                --          7         --         --       --          7
   Issuance of common stock ................             --       142       1      1,031         --         --       --      1,032
   Dividends paid on preferred stock .......             --                --         --     (4,298)        --       --     (4,298)
                                             ------   -----    ------  ------  ---------  ---------   --------   ------  ---------

BALANCES AT DECEMBER 31, 1999 ..............  1,495      15    19,752     197    194,155     26,685         --       --    221,052

   Net income ..............................             --                --         --     76,155         --       --     76,155
                                                                                                                         ---------
        Comprehensive income ...............                                                                                76,155
                                                                                                                         ---------
   Issuance of common stock ................             --       467       5      3,829         --         --       --      3,834
   Tax effect of stock options exercised ...             --                --        150         --         --       --        150
   Purchase of preferred stock .............   (105)     (1)               --     (3,923)        --         --       --     (3,924)
   Purchase of treasury stock ..............             --                --         --         --         --     (955)      (955)
   Dividends paid on preferred stock .......             --                --         --     (4,122)        --       --     (4,122)
                                             ------   -----    ------  ------  ---------  ---------   --------   ------  ---------

BALANCES AT DECEMBER 31, 2000 ..............  1,390      14    20,219     202    194,211     98,718         --     (955)   292,190

   Net income ..............................             --                --         --     41,404         --       --     41,404
   Fair value of interest rate swap  (a) ...             --                --         --         --     (3,289)      --     (3,289)
   Foreign currency translation  (a) .......             --                --         --         --       (303)      --       (303)
                                                                                                                         ---------
        Comprehensive income ...............                                                                                37,812
                                                                                                                         ---------
   Issuance of common stock ................             --       811       8      7,638         --         --       --      7,646
   Tax effect of stock options exercised ...             --                --      1,510         --         --       --      1,510
   Purchase of preferred stock .............     (7)     --                --       (414)        --         --       --       (414)
   Conversion of preferred stock
       to common ........................... (1,383)    (14)    3,512      35        (21)        --         --       --         --
   Dividends paid on preferred stock .......             --                --         --     (2,487)        --       --     (2,487)
   Fair value of G.I. Trucking and Treadco
         officer stock options and other ...             --                --      1,539         --         --       --      1,539
                                             ------   -----    ------  ------  ---------  ---------   --------   ------  ---------
BALANCES AT DECEMBER 31, 2001 ..............     --   $  --    24,542  $  245  $ 204,463  $ 137,635   $ (3,592)  $ (955) $ 337,796
                                             ======   =====    ======  ======  =========  =========   ========   ======  =========

The accompanying notes are an integral part of the consolidated financial statements.

(a) Net of tax benefits of $2.1 million relating to the fair value of the interest rate swap and $0.2 million relating to the foreign currency translation.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31
                                                                             2001         2000         1999
                                                                          ----------   ----------   ----------
                                                                                       ($ thousands)

OPERATING ACTIVITIES
   Net income ..........................................................  $   41,404   $   76,155   $   50,396
   Adjustments to reconcile net income
     to net cash provided by operating activities:
      Depreciation and amortization ....................................      50,315       52,186       45,242
      Amortization of intangibles ......................................       4,053        4,051        4,195
      Other amortization ...............................................         180          217          324
      Provision for losses on accounts receivable ......................       2,966        3,797        2,967
      Provision for deferred income taxes ..............................         (52)      10,117        3,128
      Gain on sales of assets and other ................................      (2,322)      (3,250)      (1,786)
      Gain on sale of G.I. Trucking Company ............................      (4,642)          --           --
      Fair value net gain - Wingfoot ...................................          --       (5,011)          --
      Minority interest in Treadco, Inc. ...............................          --           --         (245)
      Changes in operating assets and liabilities,
        net of acquisitions and exchange:
         Receivables ...................................................      35,236      (12,568)     (24,284)
         Prepaid expenses ..............................................        (136)        (929)       5,406
         Other assets ..................................................     (10,892)      (8,023)      (2,912)
         Accounts payable, bank drafts payable, taxes payable,
           accrued expenses and other liabilities ......................     (51,263)      10,996       31,969
                                                                          ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..............................      64,847      127,738      114,400
                                                                          ----------   ----------   ----------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment, less capitalized leases .     (74,670)     (93,585)     (50,085)
   Capitalization of internally developed software .....................      (4,672)      (3,660)      (2,505)
   Proceeds from asset sales ...........................................      10,132        9,784       14,956
   Proceeds from the sale of G.I. Trucking Company .....................      40,455           --           --
   Purchase of Treadco, Inc. stock .....................................          --           --      (23,673)
   Other ...............................................................       1,855          161         (486)
                                                                          ----------   ----------   ----------
NET CASH USED BY INVESTING ACTIVITIES ..................................     (26,900)     (87,300)     (61,793)
                                                                          ----------   ----------   ----------
FINANCING ACTIVITIES
   Deferred financing costs and expenses ...............................          --           --         (137)
   Borrowings under revolving credit facilities ........................      92,800      110,000      428,750
   Payments under revolving credit facilities ..........................     (92,800)    (101,300)    (448,300)
   Payments on long-term debt ..........................................     (23,234)     (16,359)     (21,348)
   Retirement of bonds .................................................     (23,174)      (4,781)      (4,768)
   Purchase of preferred stock .........................................        (414)      (3,924)          --
   Dividends paid on preferred stock ...................................      (2,487)      (4,122)      (4,298)
   Net (decrease) increase in bank overdraft ...........................     (18,165)       9,441       (3,769)
   Other, net ..........................................................       7,645        3,030        1,039
                                                                          ----------   ----------   ----------
NET CASH USED BY FINANCING ACTIVITIES ..................................     (59,829)      (8,015)     (52,831)
                                                                          ----------   ----------   ----------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS ....................................................     (21,882)      32,423         (224)
   Cash and cash equivalents at beginning of period ....................      36,742        4,319        4,543
                                                                          ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .............................  $   14,860   $   36,742   $    4,319
                                                                          ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company and related companies ("Clipper"); FleetNet America, LLC; and until August 1, 2001, G.I. Trucking Company ("G.I. Trucking") (see Note S). The Company's operations included the truck tire retreading and new tire sales operations of Treadco, Inc. ("Treadco") until October 31, 2000 (see Note R).

Approximately 77% of ABF's employees are covered under a five-year collective bargaining agreement that began on April 1, 1998 with the International Brotherhood of Teamsters ("IBT").

During the first half of 1999, the Company acquired 2,457,000 shares of Treadco for $23.7 million via a cash tender offer pursuant to a definitive merger agreement. As a result of the transaction, Treadco became a wholly owned subsidiary of the Company (see Note Q). Prior to Treadco becoming a wholly owned subsidiary, the Company's Consolidated Financial Statements reflected full consolidation of the accounts of Treadco, with the ownership interests of the other stockholders of Treadco reflected as minority interest because the Company controlled Treadco through stock ownership, board representation and management services, provided under a transition services agreement. On September 13, 2000, Treadco entered into an agreement with The Goodyear Tire & Rubber Company ("Goodyear") to contribute its business to a new limited liability company called Wingfoot Commercial Tire Systems, LLC ("Wingfoot") (see Note R). The transaction closed on October 31, 2000.

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes") (see Note S).

The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business.

NOTE B - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Short-term investments that have a maturity of ninety days or less when purchased are considered cash equivalents.

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada. ABF, the Company's largest subsidiary, which represented more than 84.0% of the Company's annual revenues for 2001, had no single customer representing more than 3.0% of its revenues during 2001 and no single customer representing more than 1.0% of its accounts receivable balance during 2001. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company provides an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management's expectations.

ALLOWANCES: The Company maintains allowances for doubtful accounts, revenue adjustments and deferred tax assets. The Company's allowance for doubtful accounts represents an estimate of potential accounts receivable write-offs associated with recognized revenue based on historical trends and factors surrounding the credit risk of specific customers. The Company's allowance for revenue adjustments represents an estimate of potential

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

revenue adjustments associated with recognized revenue based upon historical trends. The Company's valuation allowance against deferred tax assets is established by evaluating whether the benefits of its deferred tax assets will be realized through the reduction of future taxable income.

IMPAIRMENT ASSESSMENT OF LONG-LIVED ASSETS: The Company reviews its long-lived assets, including property, plant, equipment, capitalized software and goodwill, that are held and used in its motor carrier operations and intermodal operations businesses for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable as is required by FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("FAS 121"). If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows, less the future cash outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss or review its depreciation policies as may be appropriate. No such events or circumstances were present, indicating the Company's long-lived assets, including goodwill, would not be recoverable at December 31, 2001. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less cost to sell.

PROPERTY, PLANT AND EQUIPMENT INCLUDING REPAIRS AND MAINTENANCE: Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures -- 15 to 20 years; revenue equipment -- 3 to 10 years; other equipment -- 3 to 10 years; and leasehold improvements -- 4 to 20 years. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Unless fair value can be determined, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life.

ASSETS HELD FOR SALE: Assets held for sale represent primarily non-operating freight terminals and other properties held by ABF, and the Company's Other operating segment, which are carried at the lower of their carrying value or fair value, less cost to sell, as prescribed by FAS 121. Write-downs to fair value, less cost to sell, are included in gains or losses on sales of property. Assets held for sale are expected to be disposed of by selling the properties to a third party within the next 12 to 24 months.

COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE, INCLUDING WEBSITE DEVELOPMENT COSTS: The Company adopted Statement of Position ("SOP") 98-1, Accounting for Costs of Computer Software Developed for or Obtained for Internal Use, January 1, 1999. As a result, the Company capitalizes qualifying computer software costs incurred during the "application development stage." For financial reporting purposes, capitalized software costs are amortized by the straight-line method over 24 to 60 months. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period. In March 2000, the Emerging Issues Task Force ("EITF") issued EITF No. 00-2, Accounting for Website Development Costs. EITF 00-2 did not change the Company's practices, described above, with respect to website development costs.

GOODWILL: The excess cost over fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 30 to 40 years. As prescribed by FAS 121 and Accounting Principles Board ("APB") Opinion 17, Intangible Assets, the carrying value of goodwill is reviewed for impairment whenever changes or circumstances indicate that the carrying amount may not be recoverable, such as a significant adverse change in

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

legal factors or the business climate or an adverse assessment by a regulator or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the Company's carrying value of the goodwill will be reduced. No changes or circumstances indicated that the Company's goodwill was impaired, and, therefore, no reduction in goodwill has been recorded as of December 31, 2001 (see Note D).

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

REVENUE RECOGNITION: Motor carrier revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. In accordance with the Securities and Exchange Commission's ("SEC's") Staff Accounting Bulletin ("SAB") 101, in the fourth quarter of 2000, the Company changed Clipper's revenue recognition method from a method of recognizing revenue when freight was received from the shipper with the accrual of the estimated direct costs to complete the delivery of freight in transit, to a method where Clipper's revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. This method conforms Clipper's revenue recognition method to the Company's motor carrier revenue recognition method prescribed by EITF 91-9. The change was a change in accounting principle under Accounting Principles Board ("APB") Opinion No. 20. The impact of the change was immaterial. Tire operations revenue has been recognized generally at the point when goods or services are provided to the customers (see Note R).

EARNINGS (LOSS) PER SHARE: The calculation of earnings (loss) per share is based on the weighted-average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of Common Stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share. The calculation of basic earnings per share reduces income available to common stockholders by Preferred Stock dividends paid or accrued during the period (see Note I).

STOCK-BASED COMPENSATION: Stock-based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations, including Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions involving Stock Compensation.

ACCOUNTING FOR SALES OF STOCK BY SUBSIDIARIES: The Company recognizes gains and losses on sales of subsidiary stock when incurred.

CLAIMS LIABILITIES: The Company is self-insured up to certain limits for workers' compensation, certain property damage and liability claims and cargo loss and damage claims. Above these limits, the Company has purchased insurance coverage, which management considers to be adequate. The Company records an estimate of its liability for self-insured workers' compensation and property damage and liability claims which includes the incurred claim amount plus an estimate of future claim development calculated by applying the Company's historical claims development factors to its incurred claims amounts. The Company's liability also includes an estimate of incurred, but not reported, claims. Netted against this liability are amounts the Company expects to recover from insurance carriers. The Company records an estimate of its potential self-insured cargo loss and damage claims by estimating the amount of potential claims based on the Company's historical trends and certain event-specific information. The Company's claims liabilities have not been discounted.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

INSURANCE-RELATED ASSESSMENTS: The Company adopted SOP 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, January 1, 1999. At December 31, 2001 and 2000, the Company has recorded estimated liabilities of $0.6 million incurred for state guaranty fund assessments and other insurance-related assessments. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.

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

DERIVATIVE FINANCIAL INSTRUMENTS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. In June 1999, the FASB issued Statement No. 137, which deferred for one year the implementation date of FASB Statement No. 133. The Company adopted Statement No. 133 on January 1, 2001 (see Note E).

The Company has, from time to time, entered into interest-rate swap agreements (see Notes G and N) and interest-rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable or receivable from counter-parties is included in other current liabilities or current assets. In connection with the Company's adoption of Statement No. 133, the Company is required to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest-rate swap agreements will be reported by the Company in interest expense.

COSTS OF START-UP ACTIVITIES: The Company expenses certain costs associated with start-up activities as they are incurred.

COMPREHENSIVE INCOME: The Company reports the classification components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated statement of stockholders' equity. Comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income. At December 31, 2001, other comprehensive income consists of changes in the fair value of the Company's interest rate swap, net of taxes (see Note N) and foreign currency translation adjustments, net of taxes.

SEGMENT INFORMATION: The Company uses the "management approach" for determining appropriate segment information to disclose. The management approach is based on the way management organizes the segments within the Company for making operating decisions and assessing performance.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

INVESTMENT IN WINGFOOT: The Company's investment in Wingfoot represents a 19% interest in Wingfoot Commercial Tire Systems, LLC (see Note R). The transaction, which created Wingfoot, was accounted for at fair value, as prescribed by the Emerging Issues Task Force ("EITF") Issue 00-5, Determining Whether a Nonmonetary Transaction is an Exchange of Similar Productive Assets. The Company's investment is accounted for under the equity method, similar to a partnership investment. However, the Company does not share in the profits or losses of Wingfoot during the term of the Company's "Put" option, based upon the terms of the operating agreement.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation.

NOTE C - DISCONTINUED OPERATIONS

At December 31, 1998, the Company was engaged in international ocean freight services through its subsidiary, CaroTrans International, Inc. ("Clipper International"), a non-vessel operating common carrier (N.V.O.C.C.). On February 28, 1999, the Company completed a formal plan to exit its international ocean freight N.V.O.C.C. services by disposing of the business and assets of Clipper International. On April 17, 1999, the Company closed the sale of the business and certain assets of Clipper International, including the trade name "CaroTrans International, Inc." All of the remaining assets have been liquidated. The aggregate of the selling price of these assets and the estimated liquidation value of the retained Clipper International assets was approximately $5.0 million, which was approximately equal to the Company's net investment in the related assets.

Results of operations of Clipper International have been reported as discontinued operations and the statements of operations for all prior periods have been restated to remove the revenue and expenses of this segment. Results of Clipper International included in discontinued operations are summarized as follows:

                                    YEAR ENDED DECEMBER 31
                              2001           2000            1999
                           ----------     ----------     ------------
                                          ($ thousands)

Clipper International:
   Revenues ............   $       --     $       --     $      6,777
   Operating loss ......   $       --     $       --     $     (1,314)
   Pre-tax loss ........   $       --     $       --     $     (1,258)

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"). Under Statement No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Statement No. 142 was effective for the Company on January 1, 2002, and as of that date, the Company no longer amortizes its goodwill, but reviews it annually for impairment. At December 31, 2001, the Company's assets include goodwill of $101.3 million of which $63.8 million is from a 1988 leveraged buyout transaction and $37.5 million is from the 1994 acquisition of Clipper. The Company's annual goodwill amortization expense for 2001 was $4.1 million. Statement No. 142 requires that the Company perform transitional impairment testing on its goodwill during the first six months of 2002 based on January 1, 2002 values. The Company has performed the first phase of impairment testing on its leveraged buyout goodwill, which is based on ABF's

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

operations and fair value. There is no indication of impairment with respect to this goodwill. The Company has performed both the first and second phases of the transitional impairment testing on its Clipper goodwill and will recognize a non-cash impairment loss of $23.9 million, net of taxes, as a change in accounting principle as provided in Statement No. 142, in the first quarter of 2002. This will eliminate all of the $37.5 million of Clipper goodwill from the Company's balance sheet. The impairment loss results from the change in the method of determining recoverable goodwill from using undiscounted cash flows, as prescribed by FAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, to the fair value method determined by using quoted market prices or other valuation techniques including the present value of discounted cash flows, as prescribed by Statement No. 142.

On August 15, 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Statement is effective for the Company in 2003. The Company is evaluating the impact, if any, the Statement will have on its financial statements and related disclosures.

On October 3, 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 supersedes Statement No. 121 and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Statement is effective for the Company January 1, 2002. The impact on the Company's financial statements and related disclosures of the adoption of Statement No. 144 is expected to be immaterial.

NOTE E - DERIVATIVE FINANCIAL INSTRUMENTS

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. In June 1999, the FASB issued Statement No. 137, which deferred for one year the implementation date of FASB Statement No. 133. The Company adopted Statement No. 133 on January 1, 2001. The adoption did not materially affect the Company's financial statements.

The Company has, from time to time, entered into interest-rate swap agreements (see Notes G and N) and interest-rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable or receivable from counter-parties is included in other current liabilities or current assets. In connection with the Company's adoption of Statement No. 133, the Company is required to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest-rate swap agreements will be reported by the Company in interest expense.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The Company entered into an interest-rate swap agreement on February 23, 1998 with an effective date of April 1, 1998 and a termination date of April 1, 2005 on a notional amount of $110.0 million. The Company's interest rate strategy is to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate of 5.845% (plus the current Credit Agreement margin of 0.575%) on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company has designated its benchmark variable 30-day LIBOR-based interest rate on $110.0 million of borrowings under the Company's Credit Agreement as a hedged item under a cash flow hedge. If the Company had terminated the interest rate swap on December 31, 2001, it would have had to pay an estimated $5.4 million. The Company recognized this liability on its balance sheet in accordance with Statement No. 133, at December 31, 2001, through other comprehensive income, net of income tax benefits.

The Company reported no gain or loss during the year ended December 31, 2001 as a result of hedge ineffectiveness, other derivative instruments' gain or loss or the discontinuance of a cash flow hedge. Future changes in the swap arrangement (including termination of the swap agreement), swap notional amount, hedged portion or forecasted Credit Agreement borrowings below $110.0 million may result in a reclassification of any gain or loss reported in other comprehensive income, into earnings.

NOTE F- FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                               DECEMBER 31
                                                                           2001          2000
                                                                         ----------    ----------
                                                                               ($ thousands)

Deferred tax liabilities:
   Amortization, depreciation and basis differences
      for property, plant and equipment and other long-lived assets ..   $   39,434    $   40,807
   Revenue recognition ...............................................        4,453         5,960
   Prepaid expenses ..................................................        4,489         4,454
   Other .............................................................        6,146         7,625
                                                                         ----------    ----------
     Total deferred tax liabilities ..................................       54,522        58,846

Deferred tax assets:
   Accrued expenses ..................................................       35,952        24,087
   Fair value of interest rate swap ..................................        2,093            --
   Postretirement benefits other than pensions .......................        1,439         1,223
   State net operating loss carryovers ...............................        2,175         2,579
   Basis difference in investment in Wingfoot ........................        1,112         1,112
   Other .............................................................        5,600         3,983
                                                                         ----------    ----------
     Total deferred tax assets .......................................       48,371        32,984
     Valuation allowance for deferred tax assets .....................       (3,392)       (2,215)
                                                                         ----------    ----------
      Net deferred tax assets ........................................       44,979        30,769
                                                                         ----------    ----------
Net deferred tax liabilities .........................................   $    9,543    $   28,077
                                                                         ==========    ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Significant components of the provision for income taxes are as follows:

                                           YEAR ENDED DECEMBER 31
                                    2001          2000         1999
                                 ----------    ----------   ----------
                                              ($ thousands)
Current:
   Federal ...................   $   23,297    $   37,439   $   28,797
   State .....................        2,070         5,412        4,530
                                 ----------    ----------   ----------
      Total current ..........       25,367        42,851       33,327
                                 ----------    ----------   ----------
Deferred:
   Federal ...................       (2,274)        7,302        2,023
   State .....................        2,222         2,815        1,105
                                 ----------    ----------   ----------
      Total deferred .........          (52)       10,117        3,128
                                 ----------    ----------   ----------
Total income tax expense .....   $   25,315    $   52,968   $   36,455
                                 ==========    ==========   ==========

A reconciliation between the effective income tax rate, as computed on income from continuing operations, and the statutory federal income tax rate is presented in the following table:

                                                     YEAR ENDED DECEMBER 31
                                              2001           2000           1999
                                           ----------     ----------     ----------
                                                        ($ thousands)

Income tax at the
 statutory federal rate of 35% .........   $   23,352     $   45,193     $   30,673
Federal income tax effects of:
   State income taxes ..................       (1,502)        (2,879)        (1,972)
   Nondeductible goodwill ..............          841            841            963
   Other nondeductible expenses ........          623          1,704          1,364
   Minority interest ...................           --             --            (85)
   Resolution of tax contingencies .....       (1,943)            --             --
   Other ...............................         (348)          (118)          (123)
                                           ----------     ----------     ----------
Federal income taxes ...................       21,023         44,741         30,820
State income taxes .....................        4,292          8,227          5,635
                                           ----------     ----------     ----------
Total income tax expense ...............   $   25,315     $   52,968     $   36,455
                                           ==========     ==========     ==========
Effective tax rate .....................         37.9%          41.0%          41.6%
                                           ==========     ==========     ==========


Income taxes of $39.9 million were paid in 2001, $48.7 million were paid in 2000 and $29.9 million were paid in 1999. Income tax refunds amounted to $7.6 million in 2001, $2.9 million in 2000 and $1.4 million in 1999.

As of December 31, 2001, the Company had state net operating loss carryovers of approximately $41.4 million. State net operating loss carryovers expire generally in five to fifteen years.

For financial reporting purposes, the Company had a valuation allowance of approximately $2.3 million for certain state net operating loss carryovers and federal tax credits for which realization is uncertain. In addition, the Company had a valuation allowance of approximately $1.1 million related to the excess tax basis in its investment in Wingfoot (see Note R). During 2001, the net change in the valuation allowance was a $1.2 million increase, all of which related to changes in the valuation allowance for state net operating loss carryovers and federal tax credits.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

During 2001, certain issues relating to the utilization of net operating losses and credits arising in prior years were resolved, resulting in a non-recurring tax benefit of approximately $1.9 million.

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of the deductibility of contributions to multiemployer pension plans. The Internal Revenue Service ("IRS") has raised the same issue with respect to the Company. There are certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company has been involved in the administrative appeals process with the IRS regarding those factual differences. Based on the most recent information available, it is likely that the Company will receive an unfavorable decision from the IRS on the issues involved. During 2001, the Company paid approximately $33.0 million, which represents a substantial portion of the tax and interest that would be due if all the issues involved were decided adversely to the Company and which was accounted for in prior years as a part of the Company's net deferred tax liability and accrued expenses. The Company continues to contest the issues and will pursue judicial remedies if appropriate. Because of the complex issues and the fact that multiple tax years and IRS examinations of the Company and an acquired company are involved, management believes the final resolution of this matter will occur over an extended future period. In the opinion of management, any additional liability that may arise has been accrued for and will not have a material adverse effect on the Company's results of operations, financial position and cash flows in any future period.

NOTE G - LONG-TERM DEBT AND CREDIT AGREEMENTS

                                              DECEMBER 31
                                          2001         2000
                                       ----------   ----------
                                             ($ thousands)
Revolving credit agreement (1) .....   $  110,000   $  110,000
Subordinated debentures (2) ........        4,811       28,685
Capitalized lease obligations (3) ..       14,896       38,109
Other ..............................          130          151
                                       ----------   ----------
                                          129,837      176,945
Less current portion ...............       14,834       23,948
                                       ----------   ----------
                                       $  115,003   $  152,997
                                       ==========   ==========

(1) On June 12, 1998, the Company entered into a senior five-year Revolving Credit Agreement ("Credit Agreement") in the amount of $250.0 million, which includes a $75.0 million sublimit for the issuance of letters of credit. The parties to the Credit Agreement are the Company, Wells Fargo Bank (Texas), N.A. as Administrative Agent, and Bank of America National Trust and Savings Association and Wells Fargo Bank (Texas), N.A. as Co-Documentation Agents, as well as six other participating banks. The Credit Agreement contains covenants limiting, among other things, indebtedness, distributions and dispositions of assets, and requires the Company to meet certain quarterly financial ratio tests. As of December 31, 2001, the Company was in compliance with all covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement. At December 31, 2001, the effective average interest rate, after considering the Company's fixed interest rate swap (see Note N), on Credit Agreement borrowings was 6.4%.

         At December 31, 2001, there were $110.0 million of Revolver Advances and approximately $23.6 million in outstanding letters of credit. At December 31, 2000, there were $110.0 million of Revolver Advances and approximately $22.8 million of outstanding letters of credit. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment, real estate and eligible receivables. The borrowing base was $325.1 million at December 31, 2001, which would allow

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

         borrowings up to the $250.0 million limit specified by the Credit Agreement. The amount available for borrowing under the Credit Agreement at December 31, 2001 was $116.4 million. The Company pays a commitment fee for unborrowed funds. This commitment fee was 0.25% at December 31, 2001.

(2) The Subordinated Debentures were issued in April 1986 by an acquired company. The debentures bear interest at 6.25% per annum, payable semi-annually, on a par value of $5.0 million at December 31, 2001. The debentures are payable April 15, 2011. The Company may redeem all outstanding debentures at 100% of par at any time and is required to redeem, through a mandatory sinking fund in each year through 2010, $2.5 million of the aggregate principal amount of the debentures issued. The Company has met its sinking fund obligations through 2010 by making market purchases and deposits of debentures with the Bond Trustee. Bonds with a par value of $24.9 million were purchased in 2001 for approximately $23.2 million. Bonds with a par value of $5.0 million were purchased for approximately $4.5 million in 2000. Bonds with a par value of $5.0 million were purchased in 1999 for approximately $4.3 million. The bond retirements resulted in gains of $0.8 million in 2001, $0.4 million in 2000 and $0.5 million in 1999 (included in other income).

(3) Capitalized lease obligations include approximately $14.7 million relative to leases of carrier revenue equipment with an aggregate net book value of approximately $14.4 million at December 31, 2001. These leases have a weighted-average interest rate of approximately 7.1%. Also included is approximately $0.2 million relative to leases of computer equipment with a weighted-average interest rate of approximately 4.0%. The net book value of the related assets was approximately $0.2 million at December 31, 2001.

Annual maturities on long-term debt, excluding capitalized lease obligations, in 2002 through 2006 aggregate approximately $24,000; $110.0 million; $28,000; $31,000; and $20,000, respectively.

Interest paid, including interest capitalized and payments of IRS interest (see Note F), was $32.3 million in 2001, $13.8 million in 2000, and $16.5 million in 1999. Interest capitalized totaled $0.3 million in 2001, $0.2 million in 2000, and $0.2 million in 1999.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998, on a notional amount of $110.0 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.575% currently and 0.55% at December 31, 2001) (see Note N).

The Company has guaranteed $0.5 million of payments related to a former subsidiary. The Company's exposure to the guarantee should be reduced by $60,000 per year.

NOTE H - ACCRUED EXPENSES

                                                                            DECEMBER 31
                                                                        2001          2000
                                                                     ----------   ----------
                                                                           ($ thousands)

Accrued salaries, wages and incentive plans ......................   $   19,719   $   39,142
Accrued vacation pay .............................................       31,933       33,293
Accrued interest .................................................        1,584       11,351
Taxes other than income ..........................................        7,006        6,943
Loss, injury, damage and workers' compensation claims reserves ...       56,804       70,194
Other ............................................................        4,377        7,702
                                                                     ----------   ----------
                                                                     $  121,423   $  168,625
                                                                     ==========   ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE I - STOCKHOLDERS' EQUITY

PREFERRED STOCK. In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock was convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends were $2.875 and were cumulative. The Preferred Stock was exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995, for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock was redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock had no voting rights unless dividends were in arrears six quarters or more, at which time they had the right to elect two directors of the Company until all dividends had been paid. Dividends of $2.5 million, $4.1 million and $4.3 million were paid during 2001, 2000 and 1999, respectively.

On July 10, 2000, the Company purchased 105,000 shares of its Preferred Stock at $37.375 per share, for a total cost of $3.9 million. All of the shares purchased were retired. On August 13, 2001, the Company announced the call for redemption of its $2.875 Series A Cumulative Convertible Exchangeable Preferred Stock ("ABFSP"). As of August 10, 2001, 1,390,000 shares of Preferred Stock were outstanding. At the end of the extended redemption period on September 14, 2001, 1,382,650 shares of the Preferred Stock were converted to 3,511,439 shares of Common Stock. A total of 7,350 shares of Preferred Stock were redeemed at the redemption price of $50.58 per share. The Company paid $0.4 million to the holders of these shares in redemption of their Preferred Stock.

TREASURY STOCK. At December 31, 2001 and 2000, the Company had 59,782 shares of treasury stock with a cost basis of $1.0 million. The shares were purchased at various times throughout the year as employees tendered shares they had held for six months or more as payments for the exercise price of stock options, as allowed by the Company's stock option plans.

STOCK OPTIONS. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

At December 31, 2001, the Company had two stock option plans, which provided 3,900,000 shares of Common Stock for the granting of options to directors and key employees of the Company. One of the stock option plans, the 1992 Arkansas Best Corporation Stock Option Plan, expired on December 31, 2001. All options granted are exercisable starting 12 months after the grant date, with 20% of the shares covered, thereby becoming exercisable at that time and with an additional 20% of the option shares becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options were granted for a term of 10 years.

Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.4%, 5.2% and 6.7%; dividend yields of .01%, .01% and .01%; volatility factors of

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

the expected market price of the Company's Common Stock of .57, .46 and .45; and a weighted-average expected life of the option of 9.5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings-per-share information):

                                                                      DECEMBER 31
                                                         2001            2000          1999
                                                     ------------   ------------   ------------
Net income - as reported .........................   $     41,404   $     76,155   $     50,396
                                                     ============   ============   ============
Net income - pro forma ...........................   $     39,573   $     75,330   $     49,696
                                                     ============   ============   ============
Net income per share - as reported (basic) .......   $       1.79   $       3.62   $       2.34
                                                     ============   ============   ============
Net income per share - as reported (diluted) .....   $       1.66   $       3.17   $       2.11
                                                     ============   ============   ============
Net income per share - pro forma (basic) .........   $       1.70   $       3.58   $       2.31
                                                     ============   ============   ============
Net income per share - pro forma (diluted) .......   $       1.59   $       3.13   $       2.08
                                                     ============   ============   ============


A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                        2001                         2000                         1999
                                              -------------------------    -------------------------   -------------------------
                                                            WEIGHTED-                   WEIGHTED-                    WEIGHTED-
                                                            AVERAGE                      AVERAGE                     AVERAGE
                                               OPTIONS   EXERCISE PRICE     OPTIONS   EXERCISE PRICE    OPTIONS   EXERCISE PRICE
                                              ---------  --------------    ---------  --------------   ---------  --------------

Outstanding - beginning of year ........      2,235,731    $     9.84      2,054,700    $    8.28      1,839,500    $     8.11
Granted ................................        819,201         25.71        691,398        13.62        429,000          8.85
Exercised ..............................       (826,718)         9.66       (466,804)        8.91       (142,120)         7.26
Forfeited ..............................        (27,000)        17.48        (43,563)        6.50        (71,680)         7.77
                                              ---------    ----------      ---------    ---------      ---------    ----------
Outstanding - end of year ..............      2,201,214    $    15.78      2,235,731    $    9.84      2,054,700    $     8.28
                                              =========    ==========      =========    =========      =========    ==========

Exercisable - end of year ..............        690,856    $     8.55      1,052,554    $    8.34      1,154,680    $     8.87
                                              =========    ==========      =========    =========      =========    ==========
Estimated weighted-average fair
  value per share of options granted
   to employees during the year ........                   $    10.31                   $    8.67                   $     5.82
                                                           ==========                   =========                   ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following table summarizes information concerning currently outstanding and exercisable options:

                                                             WEIGHTED-
                                                              AVERAGE         WEIGHTED-                         WEIGHTED-
                                                             REMAINING         AVERAGE                           AVERAGE
        RANGE OF                            NUMBER          CONTRACTUAL       EXERCISE           NUMBER         EXERCISE
     EXERCISE PRICES                      OUTSTANDING          LIFE             PRICE          EXERCISABLE        PRICE
     ---------------                      -----------       -----------       --------         -----------      ---------
         $4 - $6                             171,629            5.2            $ 5.07            124,029         $ 5.07
         $6 - $8                             433,400            5.6              7.06            293,900           6.80
         $8 - $10                             57,000            3.6              8.72             49,800           8.77
        $10 - $12                             57,256            3.7             10.66             42,256          10.70
        $12 - $14                            668,061            7.7             13.45            176,071          13.16
        $14 - $16                             24,000            8.3             14.99              4,800          14.99
        $24 - $26                            485,832            9.0             24.38                 --             --
        $26 - $28                             20,000            9.0             26.81                 --             --
        $28 - $30                            284,036           10.0             28.05                 --             --
                                          ----------                                            --------         ------
                                           2,201,214                                             690,856
                                          ==========                                            ========


STOCKHOLDERS' RIGHTS PLAN. Each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at an exercise price of $80.00 per right. The rights are not currently exercisable, but could become exercisable if certain events occur, including the acquisition of 15% or more of the outstanding Common Stock of the Company. Under certain conditions, the rights will entitle holders, other than an acquirer in a non-permitted transaction, to purchase shares of Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2011 unless extended.

NOTE J - LEASES AND COMMITMENTS

Rental expense amounted to approximately $13.8 million in 2001, $17.3 million in 2000 and $20.5 million in 1999.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 2001 for all noncancellable operating leases are as follows:

                                                                                                               EQUIPMENT
                                                                                                                  AND
PERIOD                                                            TOTAL                TERMINALS                 OTHER
------                                                         -----------            ------------             ---------
                                                                                     ($ thousands)
2002....................................................       $    11,214            $    10,001             $    1,213
2003....................................................             8,688                  8,421                    267
2004....................................................             6,545                  6,504                     41
2005....................................................             5,384                  5,343                     41
2006....................................................             4,627                  4,612                     15
Thereafter..............................................             9,666                  9,666                     --
                                                               -----------            -----------             ----------
                                                               $    46,124            $    44,547             $    1,577
                                                               ===========            ===========             ==========

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $2.6 million at December 31, 2001.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The future minimum payments under capitalized leases at December 31, 2001 consisted of the following ($ thousands):

2002...........................................................................      $   15,290
2003...........................................................................              81
2004...........................................................................               6
                                                                                     ----------
Total minimum lease payments ..................................................          15,377
Amounts representing interest .................................................             481
                                                                                     ----------
Present value of net minimum leases
  included in long-term debt (see Note G)......................................      $   14,896
                                                                                     ==========

Assets held under capitalized leases are included in property, plant and equipment as follows:

                                            DECEMBER 31
                                        2001          2000
                                     ----------   ----------
                                          ($ thousands)

Revenue equipment ................   $   34,587   $   76,978
Other equipment ..................          583          742
                                     ----------   ----------
                                         35,170       77,720
Less accumulated amortization ....       20,573       39,278
                                     ----------   ----------
                                     $   14,597   $   38,442
                                     ==========   ==========

The revenue equipment leases have remaining terms of one year and contain renewal or fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses. Lease amortization is included in depreciation expense.

Capital lease obligations of $26.1 million were incurred for the year ended December 31, 1999. No capital lease obligations were incurred in the years ended December 31, 2001 and 2000.

Commitments to purchase revenue equipment, which are cancellable by the Company if certain conditions are met, aggregated approximately $25.6 million at December 31, 2001.

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

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 76 underground tanks located in 25 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

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

As of December 31, 2001, the Company has accrued approximately $2.4 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

NOTE L - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries have noncontributory defined benefit pension plans covering substantially all noncontractual employees. Benefits are generally based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum amounts not to exceed the maximum amount deductible under the Internal Revenue Code. The plans' assets are held in trust funds and are primarily invested in equity and fixed income securities. Additionally, the Company participates in several multiemployer plans that provide defined benefits to the Company's union employees. In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the multiemployer plans' unfunded vested benefits, the amount of which, if any, has not been determined, but which would be material.

During 1999, the Company's and certain subsidiaries' defined benefit pension plans were amended to reduce early retirement incentives and to change the benefit formula from an annuity formula to a lump-sum formula.

The Company also sponsors other postretirement benefit plans that provide supplemental medical benefits, life insurance, accident and vision care to certain full-time officers of the Company and certain subsidiaries. The plans are noncontributory, with the Company generally paying 80% of covered charges incurred by plan participants.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following is a summary of the changes in benefit obligations and plan assets for the defined benefit plans and other postretirement benefit plans:

                                                                            YEAR ENDED DECEMBER 31
                                                                                                POSTRETIREMENT
                                                                   PENSION BENEFITS            HEALTH BENEFITS
                                                                  2001          2000         2001            2000
                                                               ----------    ----------    ----------    ----------
                                                                                  ($ thousands)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ....................   $  158,349    $  158,401    $    6,703    $    5,188
Service cost ...............................................        7,448         7,729            86            56
Interest cost ..............................................       11,217        11,998           622           489
Sale of G.I. Trucking Company (see Note S) .................      (46,214)           --            --            --
Actuarial loss and other ...................................       14,013         3,453         2,228         1,532
Benefits and expenses paid .................................      (13,462)      (23,232)         (623)         (562)
                                                               ----------    ----------    ----------    ----------
Benefit obligation at end of year ..........................      131,351       158,349         9,016         6,703
                                                               ----------    ----------    ----------    ----------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year .............      192,287       213,986            --            --
Actual return on plan assets and other .....................       (1,476)          427            --            --
Employer contribution ......................................          225         1,106           623           562
Sale of G.I. Trucking Company (see Note S) .................      (45,158)           --            --            --
Benefits and expenses paid .................................      (13,462)      (23,232)         (623)         (562)
                                                               ----------    ----------    ----------    ----------
Fair value of plan assets at end of year ...................      132,416       192,287            --            --
                                                               ----------    ----------    ----------    ----------

Funded status ..............................................        1,065        33,938        (9,016)       (6,703)
Unrecognized net actuarial (gain) loss .....................       28,050        (1,425)        3,396         1,377
Unrecognized prior service cost (credit) ...................       (7,009)       (7,892)          432           563
Sale of G.I. Trucking Company (see Note S) .................       (3,956)           --            --            --
Unrecognized net transition obligation (asset) and other ...          (34)          (43)        1,473         1,623
                                                               ----------    ----------    ----------    ----------
Prepaid (accrued) benefit cost .............................   $   18,116    $   24,578    $   (3,715)   $   (3,140)
                                                               ==========    ==========    ==========    ==========

At December 31, 2001, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $18.4 million, included in other assets, and a current liability of $0.3 million, included in accrued expenses. At December 31, 2000, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $24.8 million, included in other assets, and a current liability of $0.2 million, included in accrued expenses.

At December 31, 2001, the Arkansas Best Corporation Retirement Plan had pension benefit obligations of $23.5 million and plan assets with a fair value of $23.0 million.

At December 31, 2000, the Treadco pension plan had pension benefit obligations of $5.5 million and plan assets with a fair value of $4.8 million.

At December 31, 2001, the pension plans' assets included 433,374 shares of the Company's Common Stock, which had a fair market value of $12.5 million. There were no dividends paid on the Company's Common Stock during 2001 or 2000.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Assumptions used in determining net periodic benefit cost for the defined benefit plans and other postretirement benefit plans were:

                                                                        YEAR ENDED DECEMBER 31
                                                 PENSION BENEFITS                         POSTRETIREMENT HEALTH BENEFITS
                                     ------------------------------------------       -------------------------------------------
                                        2001            2000           1999                2001            2000           1999
                                     ------------   ------------   ------------       ------------    ------------   ------------
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate ....................      7.55%          7.65%          7.90%               7.55%           7.65%           7.90%
Expected return on plan assets ...   9.0% - 10.0%   9.0% - 10.0%   9.0% - 10.0%             --              --              --
Rate of compensation increase ....   3.0% - 4.0%    3.0% - 4.0%    3.0% - 4.0%              --              --              --

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (in health care cost trend) ranges from 5.0% to 6.0% for 2001 and is assumed to decrease gradually to 4.5% in 2007.


A summary of the components of net periodic benefit cost for the defined benefit plans and other postretirement plans follows:

                                                                                 YEAR ENDED DECEMBER 31
                                                                   PENSION BENEFITS               POSTRETIREMENT HEALTH BENEFITS
                                                       --------------------------------------    --------------------------------
                                                           2001          2000          1999         2001       2000        1999
                                                       ----------    ----------    ----------    ---------   --------    --------
                                                                                        ($ thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost .......................................   $    7,448    $    7,729    $    6,025    $      86   $     56    $     64
Interest cost ......................................       11,217        11,998        11,508          622        489         389
Expected return on plan assets .....................      (15,232)      (19,217)      (17,591)          --         --          --
Transition (asset) obligation recognition ..........           (8)           (6)           (4)         135        135         135
Special termination benefit ........................          100            --            --           --         --          --
Amortization of prior service cost (credit) ........         (884)         (895)         (895)         131        131         131
Recognized net actuarial loss (gain) and other .....        1,150        (2,079)          361          209        (23)         (2)
                                                       ----------    ----------    ----------    ---------   --------    --------
Net periodic benefit cost ..........................        3,791        (2,470)         (596)       1,183        788         717
Multiemployer plans ................................       74,131        75,821        68,211           --         --          --
                                                       ----------    ----------    ----------    ---------   --------    --------
           .........................................   $   77,922    $   73,351    $   67,615    $   1,183   $    788    $    717
                                                       ==========    ==========    ==========    =========   ========    ========


The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2001:

                                                                 1%         1%
                                                              INCREASE   DECREASE
                                                              --------   --------
                                                                 ($ thousands)
Effect on total of service and interest cost components ....       98      (81)
Effect on postretirement benefit obligation ................    1,145     (959)


The Company has deferred compensation agreements with certain executives for which liabilities aggregating $4.0 million and $3.5 million as of December 31, 2001 and 2000, respectively, have been recorded. The deferred compensation agreements include a provision that immediately vests all benefits and, at the executive's election, provides for a lump-sum payment upon a change-in-control of the Company.

The Company also has a supplemental benefit plan for the purpose of supplementing benefits under the Company's defined benefit plans. The plan will pay sums in addition to amounts payable under the retirement plans to eligible participants. Participation in the plan is limited to employees of the Company who are participants in the Company's retirement plans and who are designated as participants in the plan by the Company's Board of Directors. As of December 31, 2001 and 2000, the Company has liabilities of $10.2

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

million and $5.7 million, respectively, for future costs under this plan reflected in the accompanying consolidated financial statements in other liabilities. The supplemental benefit plan includes a provision that benefits accrued under the plan will be paid in the form of a lump sum following a change-in-control of the Company.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $2.3 million and $2.7 million at December 31, 2001 and 2000, respectively, for future costs under this plan reflected as other liabilities in the accompanying consolidated financial statements. The Company has insurance policies on the participants, which are included in other assets, in amounts that are sufficient to fund the benefits under the plan.

The Company has various defined contribution plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 15% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of participant contributions up to a specified compensation limit ranging from 0% to 6% in 2001. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution plans totaled $5.0 million for 2001, $4.0 million for 2000 and $2.7 million for 1999.

In addition, the Company's union employees and union retirees are provided health care and other benefits through defined benefit multiemployer plans administered and funded based on the applicable labor agreement. The Company's obligation is determined based on the applicable labor agreement and does not extend directly to employees or retirees. The cost of such benefits cannot be readily separated between retirees and active employees. The aggregate contribution to the multiemployer health and welfare benefit plans totaled approximately $78.8 million, $73.6 million and $69.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has a performance award program available to the officers of ABC. Units awarded will be initially valued at the closing price per share of the Company's Common Stock on the date awarded. The vesting provisions and the return-on-equity target will be set upon award. No awards have been granted under this program.

The Company maintains a Voluntary Savings Plan ("VSP"). The VSP is a nonqualified deferred compensation plan for certain executives of the Company. Eligible employees are allowed to defer receipt of a portion of their regular compensation, incentive compensation or supplemental retirement payments and other bonuses by making an election before the compensation is payable. In addition, the Company credits participants' accounts with matching contributions and rates of return based on investment indexes selected by the participants. Salary deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 2001, the Company has recorded liabilities of $16.5 million in other liabilities and assets of $16.5 million in other assets associated with the plan. As of December 31, 2000, the Company had recorded liabilities of $12.2 million in other liabilities and assets of $12.2 million in other assets.

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

During the periods being reported on, the Company operated in four defined reportable operating segments: (1) ABF; (2) G.I. Trucking (which was sold on August 1, 2001) (see Note S); (3) Clipper; and (4) Treadco (which was contributed to Wingfoot on October 31, 2000) (see Note R). A discussion of the services from which each reportable segment derives its revenues is as follows:

ABF is headquartered in Fort Smith, Arkansas, and is one of North America's largest national less-than-truckload ("LTL") motor carriers, providing direct service to over 98.6% of the cities in the United States having a population of 25,000 or more. ABF offers long-haul, intrastate and regional transportation of general commodities through LTL, assured services and expedited shipments.

Clipper is headquartered in Lemont, Illinois. Clipper offers domestic intermodal freight services, utilizing transportation movement over the road and on the rail.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following tables reflect reportable operating segment information for the Company, as well as a reconciliation of reportable segment information to the Company's consolidated operating revenues, operating expenses and operating income:

                                                           YEAR ENDED DECEMBER 31
                                                     2001            2000           1999
                                                 ------------    ------------    ------------
                                                                ($ thousands)

OPERATING REVENUES

   ABF Freight System, Inc. ..................   $  1,282,315    $  1,379,280    $  1,277,093
   G.I. Trucking Company (see Note S) ........         95,477         161,897         137,409
   Clipper ...................................        127,278         130,242         112,237
   Treadco, Inc. (see Note R) ................             --         158,269         186,602
   Other revenues and eliminations ...........         21,136           9,879           8,245
                                                 ------------    ------------    ------------
      Total consolidated operating revenues ..   $  1,526,206    $  1,839,567    $  1,721,586
                                                 ============    ============    ============

OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
   Salaries and wages ........................   $    841,106    $    860,447    $    818,928
   Supplies and expenses .....................        167,072         173,749         140,257
   Operating taxes and licenses ..............         40,426          41,004          37,962
   Insurance .................................         17,342          22,515          20,811
   Communications and utilities ..............         15,081          14,950          15,808
   Depreciation and amortization .............         39,848          35,947          30,409
   Rents and purchased transportation ........         77,690          93,856         101,849
   Other .....................................          5,036           3,538           4,887
   (Gain) on sale of equipment ...............           (641)           (568)           (787)
                                                 ------------    ------------    ------------
                                                    1,202,960       1,245,438       1,170,124
                                                 ------------    ------------    ------------

G.I. TRUCKING COMPANY (see Note S)
   Salaries and wages ........................         49,496          76,024          64,288
   Supplies and expenses .....................          9,252          15,154          11,061
   Operating taxes and licenses ..............          2,255           3,419           3,251
   Insurance .................................          2,312           3,982           3,736
   Communications and utilities ..............          1,348           2,091           1,773
   Depreciation and amortization .............          3,275           4,833           3,601
   Rents and purchased transportation ........         25,212          48,627          44,362
   Other .....................................          2,302           3,907           3,419
   (Gain) on sale of equipment ...............            (48)            (55)           (117)
                                                 ------------    ------------    ------------
                                                       95,404         157,982         135,374
                                                 ------------    ------------    ------------

CLIPPER
   Cost of services ..........................        111,131         111,302          96,433
   Selling, administrative and general .......         15,651          17,322          14,381
   Loss (gain) on sale of equipment ..........             43              (3)            (33)
                                                 ------------    ------------    ------------
                                                      126,825         128,621         110,781
                                                 ------------    ------------    ------------

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                    YEAR ENDED DECEMBER 31
                                                             2001            2000           1999
                                                         ------------    ------------    ------------
                                                                         ($ thousands)

OPERATING EXPENSES AND COSTS (CONTINUED)

TREADCO, INC. (see Note R)
   Cost of sales .....................................   $         --    $    105,379         128,390
   Selling, administrative and general ...............             --          48,219          54,622
                                                         ------------    ------------    ------------
                                                                   --         153,598         183,012
                                                         ------------    ------------    ------------
Other expenses and eliminations ......................         25,083          13,776          12,588
                                                         ------------    ------------    ------------
   Total consolidated operating expenses and costs ...   $  1,450,272    $  1,699,415    $  1,611,879
                                                         ============    ============    ============


OPERATING INCOME
   ABF Freight System, Inc. ..........................   $     79,355    $    133,842    $    106,969
   G.I. Trucking Company (see Note S) ................             73           3,915           2,035
   Clipper ...........................................            453           1,621           1,456
   Treadco, Inc. (see Note R) ........................             --           4,671           3,590
   Other income (loss) and eliminations ..............         (3,947)         (3,897)         (4,343)
                                                         ------------    ------------    ------------
      Total consolidated operating income ............   $     75,934    $    140,152    $    109,707
                                                         ============    ============    ============

The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment:

                                                                           YEAR ENDED DECEMBER 31
                                                                        2001         2000         1999
                                                                     ----------   ----------   ----------
                                                                                ($ thousands)

IDENTIFIABLE ASSETS
   ABF Freight System, Inc. ......................................   $  441,644   $  505,147   $  469,282
   G.I. Trucking Company (see Note S) ............................           --       57,845       51,049
   Clipper .......................................................       46,618       47,863       41,371
   Treadco, Inc. (see Note R) ....................................           --           --       90,472
   Investment in Wingfoot (see Note R) ...........................       59,341       59,341           --
   Other and eliminations ........................................      175,550      126,928       79,755
                                                                     ----------   ----------   ----------
      Total consolidated identifiable assets .....................   $  723,153   $  797,124   $  731,929
                                                                     ==========   ==========   ==========

CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. ......................................   $   62,332   $   71,337   $   49,342
   G.I. Trucking Company (see Note S) ............................        4,537       11,693        7,946
   Clipper .......................................................        3,582        4,346        5,309
   Treadco, Inc. (see Note R) ....................................           --        3,916        9,801
   Other and eliminations ........................................        4,219        2,293        3,811
                                                                     ----------   ----------   ----------
      Total consolidated capital expenditures (gross) ............   $   74,670   $   93,585   $   76,209
                                                                     ==========   ==========   ==========

DEPRECIATION AND AMORTIZATION EXPENSE
   ABF Freight System, Inc. ......................................   $   41,334   $   37,746   $   31,655
   G.I. Trucking Company (see Note S) ............................        3,185        4,781        3,552
   Clipper .......................................................        2,451        1,995        1,473
   Treadco, Inc. (see Note R) ....................................           --        5,255        6,522
   Other and eliminations ........................................        7,578        6,677        6,559
                                                                     ----------   ----------   ----------
      Total consolidated depreciation and amortization expense ...   $   54,548   $   56,454   $   49,761
                                                                     ==========   ==========   ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE N - FINANCIAL INSTRUMENTS

INTEREST RATE INSTRUMENTS

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (currently 0.575%). On January 1, 2001, this instrument was recorded on the balance sheet of the Company. Details regarding the swap, as of December 31, 2001, are as follows:

        NOTIONAL                                 RATE                             RATE                       FAIR
         AMOUNT            MATURITY              PAID                           RECEIVED                 VALUE (2)(3)
        --------           --------              ----                           --------                 ------------

     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate (1)             ($5.4) million
                                         Margin (currently 0.575%)           Plus Credit Agreement
                                                                             Margin (currently 0.575%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2001 to terminate the agreement.

(3) The swap value declined from ($0.1) million at December 31, 2000. The fair value is impacted by changes in rates of similarly termed Treasury instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest-rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amounts of the Company's borrowings under its Revolving Credit Agreements approximate their fair values, since the interest rate under these agreements is variable. Also, the carrying amount of long-term debt was estimated to approximate their fair values, with the exception of the Subordinated Debentures, which are estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                         2001                       2000
                                  CARRYING       FAIR        CARRYING      FAIR
                                   AMOUNT        VALUE        AMOUNT       VALUE
                                 ----------   ----------   ----------   ----------
                                                   ($ thousands)

Cash and cash equivalents ....   $   14,860   $   14,860   $   36,742   $   36,742
Short-term debt ..............   $       24   $       24   $       21   $       21
Long-term debt ...............   $  114,917   $  114,498   $  138,814   $  137,831

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE O - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                   YEAR ENDED DECEMBER 31
                                                          2001              2000              1999
                                                     --------------    --------------    --------------
                                                             ($ thousands, except per share data)
NUMERATOR:
   Numerator for basic earnings per share -
      Net income .................................   $       41,404    $       76,155    $       50,396
      Preferred stock dividends ..................           (2,487)           (4,122)           (4,298)
                                                     --------------    --------------    --------------
   Numerator for basic earnings per share -
      Net income available to
      common stockholders ........................           38,917            72,033            46,098

   Effect of dilutive securities .................            2,487             4,122             4,298
                                                     --------------    --------------    --------------

   Numerator for diluted earnings per share -
      Net income available to
      common stockholders ........................   $       41,404    $       76,155    $       50,396
                                                     ==============    ==============    ==============
DENOMINATOR:
   Denominator for basic earnings per share -
     weighted-average shares .....................       21,802,258        19,881,875        19,671,130

   Effect of dilutive securities:
     Preferred stock .............................        2,354,157         3,530,183         3,796,852
     Employee stock options ......................          805,464           625,162           464,839
                                                     --------------    --------------    --------------
   Denominator for diluted earnings per share -
     adjusted weighted-average
     shares and assumed conversions ..............       24,961,879        24,037,220        23,932,821
                                                     ==============    ==============    ==============

NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Continuing operations .........................   $         1.79    $         3.62    $         2.38
   Discontinued operations .......................               --                --             (0.04)
                                                     --------------    --------------    --------------
NET INCOME PER SHARE .............................   $         1.79    $         3.62    $         2.34
                                                     ==============    ==============    ==============

AVERAGE COMMON SHARES
   OUTSTANDING (BASIC) ...........................       21,802,258        19,881,875        19,671,130
                                                     ==============    ==============    ==============

DILUTED:
   Continuing operations .........................   $         1.66    $         3.17    $         2.14
   Discontinued operations .......................               --                --             (0.03)
                                                     --------------    --------------    --------------
NET INCOME PER SHARE .............................   $         1.66    $         3.17    $         2.11
                                                     ==============    ==============    ==============

AVERAGE COMMON SHARES
   OUTSTANDING (DILUTED) .........................       24,961,879        24,037,220        23,932,821
                                                     ==============    ==============    ==============

CASH DIVIDENDS PAID PER COMMON SHARE .............   $           --    $           --    $           --
                                                     ==============    ==============    ==============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 2001 and 2000:

                                                                                2001
                                                                         THREE MONTHS ENDED
                                                    MARCH 31          JUNE 30         SEPTEMBER 30     DECEMBER 31
                                                 --------------    --------------    --------------   --------------
                                                                 ($ thousands, except per share data)
Operating revenues ...........................   $      400,576    $      406,577    $      381,554   $      337,499
Operating expenses and costs .................          380,512           386,680           360,347          322,733
                                                 --------------    --------------    --------------   --------------
Operating income .............................           20,064            19,897            21,207           14,766
Other income (expense) - net .................           (4,564)           (3,125)              812           (2,338)
Income taxes .................................            6,421             6,939             8,999            2,956
                                                 --------------    --------------    --------------   --------------
Income from continuing operations ............            9,079             9,833            13,020            9,472
Loss from discontinued operations ............               --                --                --               --
                                                 --------------    --------------    --------------   --------------
Net income ...................................   $        9,079    $        9,833    $       13,020   $        9,472
                                                 ==============    ==============    ==============   ==============
Net income per common share, basic: (1)
   Continuing operations .....................   $         0.40    $         0.43    $         0.57   $         0.39
   Discontinued operations ...................               --                --                --               --
                                                 --------------    --------------    --------------   --------------
Net income per share (basic) .................   $         0.40    $         0.43    $         0.57   $         0.39
                                                 --------------    --------------    --------------   --------------
Average shares outstanding ...................       20,349,674        20,454,699        21,947,611       24,457,048
                                                 ==============    ==============    ==============   ==============
Net income per common share, diluted: (2)
   Continuing operations .....................   $         0.37    $         0.40    $         0.52   $         0.38
   Discontinued operations ...................               --                --                --               --
                                                 --------------    --------------    --------------   --------------
Net income per share (diluted) ...............   $         0.37    $         0.40    $         0.52   $         0.38
                                                 --------------    --------------    --------------   --------------
Average shares outstanding ...................       24,693,788        24,834,232        25,141,502       25,178,175
                                                 ==============    ==============    ==============   ==============

                                                                               2000
                                                                          THREE MONTHS ENDED
                                                     MARCH 31         JUNE 30          SEPTEMBER 30     DECEMBER 31
                                                 --------------    --------------    --------------    --------------
                                                                  ($ thousands, except per share data)

Operating revenues ...........................   $      443,015    $      471,987    $      488,468    $      436,097
Operating expenses and costs .................          416,734           436,896           444,073           401,712
                                                 --------------    --------------    --------------    --------------
Operating income .............................           26,281            35,091            44,395            34,385
Other expense - net ..........................           (3,726)           (4,699)           (4,928)            2,324
Income taxes .................................            9,383            12,643            16,142            14,800
                                                 --------------    --------------    --------------    --------------
Income from continuing operations ............           13,172            17,749            23,325            21,909
Loss from discontinued operations ............               --                --                --                --
                                                 --------------    --------------    --------------    --------------
Net income ...................................   $       13,172    $       17,749    $       23,325    $       21,909
                                                 ==============    ==============    ==============    ==============
Net income per common share, basic: (1)
   Continuing operations .....................   $         0.61    $         0.84    $         1.12    $         1.04
   Discontinued operations ...................               --                --                --                --
                                                 --------------    --------------    --------------    --------------
Net income per share (basic) .................   $         0.61    $         0.84    $         1.12    $         1.04
                                                 --------------    --------------    --------------    --------------
Average shares outstanding ...................       19,763,133        19,785,000        19,882,056        20,097,309
                                                 ==============    ==============    ==============    ==============
Net income per common share, diluted: (2)
   Continuing operations .....................   $         0.55    $         0.74    $         0.97    $         0.90
   Discontinued operations ...................               --                --                --                --
                                                 --------------    --------------    --------------    --------------
Net income per share (diluted) ...............   $         0.55    $         0.74    $         0.97    $         0.90
                                                 --------------    --------------    --------------    --------------
Average shares outstanding ...................       24,088,802        24,081,375        24,081,674        24,445,404
                                                 ==============    ==============    ==============    ==============

(1) Gives consideration to Preferred Stock dividends of $1.0 million per quarter for the first and second quarters of 2001, $0.5 million for the third quarter of 2001, $1.1 million per quarter for the first and second quarters of 2000 and $1.0 million per quarter for the third and fourth quarters of 2000.

(2) For the first and second quarters of 2001, and all quarters in 2000, conversion of Preferred Stock into Common is assumed. For the third quarter of 2001, conversion of Preferred Stock into Common is assumed for the period prior to the September 14 Preferred Stock redemption date.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE Q - ACQUISITION OF MINORITY INTEREST IN TREADCO, INC.

On January 22, 1999, the Company announced that it had submitted a formal proposal to Treadco's Board of Directors under which the outstanding shares of Treadco's common stock not owned by the Company would be acquired for $9.00 per share in cash. The announcement stated that the proposal had the support of Shapiro Capital Management Company, Inc., Treadco's largest independent stockholder, which beneficially owned 1,132,775 shares (or approximately 22%) of the common stock of Treadco. On March 15, 1999, the Company and Treadco signed a definitive merger agreement for the acquisition of all shares of Treadco's stock not owned by the Company for $9.00 per share in cash via a tender offer. The tender offer commenced on March 23, 1999 and closed on April 20, 1999. A total of approximately 2,457,000 shares were tendered to the Company. Including the tendered shares, the Company owned approximately 98% of Treadco at the closing of the tender. At a June 10, 1999 special meeting, the stockholders of Treadco, Inc. approved the merger of Treadco Acquisition Corporation, a wholly owned subsidiary of the Company, into Treadco, Inc. This transaction resulted in Treadco, Inc. becoming a wholly owned subsidiary of the Company. Subject to the terms of the merger agreement, shares of common stock not tendered were converted into the right to receive $9.00 per share. As a result of the merger, the Company voluntarily delisted Treadco, Inc.'s common stock from trading on The Nasdaq National Market on June 10, 1999. The cost of the Treadco shares and related expenses of $23.7 million was funded with the Company's Revolving Credit Facility. The acquisition of the Treadco stock was accounted for as a purchase. The application of purchase accounting to the acquired assets and liabilities of Treadco resulted in the elimination of Treadco's goodwill of approximately $12.0 million and a reduction of Treadco's fixed assets of approximately $4.0 million.

Pro forma information (as if the acquisition and related transactions were completed at the beginning of their respective periods) for the year ended December 31, 1999 is as follows:

                                                   YEAR ENDED DECEMBER 31
                                                            1999
                                                   ----------------------
                                           ($ thousands, except per share data)
       Operating revenues ........................    $  1,721,586
       Net income ................................    $     50,217
       Net income per share (diluted) ............    $       2.10

NOTE R - CONTRIBUTION OF TREADCO'S ASSETS AND LIABILITIES TO WINGFOOT

On September 13, 2000, Treadco entered into an agreement with Goodyear to form a new limited liability company called Wingfoot Commercial Tire Systems, LLC. The transaction closed on October 31, 2000. Effective October 31, 2000, Treadco contributed substantially all of its assets and liabilities to Wingfoot in a non-taxable transaction in exchange for a 19% ownership in Wingfoot. Goodyear contributed substantially all of the assets and liabilities of its Commercial Tire and Service Centers and Brad Ragan Tire Centers to Wingfoot in exchange for an 81% interest in Wingfoot. The final ownership percentages for Treadco and Goodyear were based upon the terms of the agreement. The assets and liabilities contributed by Treadco to Wingfoot were $86.8 million and $37.9 million, respectively.

The Company has the right, at any time after April 30, 2003 and before April 30, 2004, to sell its interest in Wingfoot to Goodyear for a cash "Put Price" equal to approximately $73.4 million. Goodyear has the right, at any time after April 30, 2003 until October 31, 2004, to purchase the Company's entire interest, for cash, at a "Call Price" equal to the "Put Price" plus $5.0 million. The Company accounts for its investment in Wingfoot under the equity method and the provisions of the Wingfoot Operating Agreement. As provided in the agreement, during the term of the "Put," the Company does not share in the profits or losses of Wingfoot. In the event the Company does not elect to sell its interest in Wingfoot to Goodyear nor Goodyear elects to purchase

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

the Company's interest, then the parties' respective rights and obligations relating to Wingfoot will continue to be governed by the Wingfoot Operating Agreement, including accounting for Wingfoot profit and loss allocations at the respective 19% and 81% ownership percentages beginning May 1, 2004.

The transaction was accounted for using fair value accounting, as prescribed by the EITF Issue 00-5, which resulted in 81% of the fair value gain being recognized in the fourth quarter of 2000. The fair value of 19% of Wingfoot is $62.0 million determined by using the discounted "Put Price," which represents the fair value of Treadco's net assets at the October 31, 2000 closing date. The Company's carrying value of Treadco's net assets at the closing date was $49.0 million. The gain on the transaction was $13.0 million of which 81% was recognized in the fourth quarter of 2000, or $10.5 million. This gain was reduced by costs of the transaction of $5.5 million, which included investment banking fees, legal and accounting fees, transaction bonuses and the acceleration of certain benefits for the former Treadco officers, for a fair value net gain recognized of $5.0 million. The Company's investment in Wingfoot at December 31, 2001 and 2000 was $59.3 million.

NOTE S - SALE OF G.I. TRUCKING COMPANY

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes"). G.I. Trucking and Estes have been partners in ExpressLINK(R), a North American transportation partnership since 1996. The Company recognized a pre-tax gain on the sale of $4.6 million in the third quarter of 2001.

The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an option at any time during the four-year lease term to purchase these terminals for $19.5 million. The facilities have a net book value of approximately $6.0 million. If the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $14.0 million in the period they are sold.

Cash proceeds from the sale of G.I. Trucking, net of costs and income taxes, of approximately $33.0 million were used to pay down the Company's outstanding debt.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE T - RELIANCE INSURANCE COMPANY INSOLVENCY

Reliance Insurance Company ("Reliance") insured the Company's workers' compensation claims in excess of $300,000 ("excess claims") for the period from 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent, with total admitted assets of $8.8 billion and liabilities of $9.9 billion, or a negative surplus position of $1.1 billion, as of March 31, 2001. As of December 31, 2001, the Company estimates its workers' compensation claims insured by Reliance to be approximately $5.8 million. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims, representing a total of approximately $2.5 million of the $5.8 million. Based upon the limited available Reliance financial information, the Company estimates its current exposure to Reliance to be $0.5 million, for which it established reserves during the third quarter of 2001. In evaluating that same financial information, the Company anticipates receiving, from guaranty funds or through orderly liquidation, partial reimbursement for future claims payments, a process that could take several years.

NOTE U - SUBSEQUENT EVENT

On January 24, 2002, the Company called for redemption, the remaining $5.0 million of WorldWay Corporation 6 1/4% Convertible Subordinated Debentures. The redemption date of the debentures was February 25, 2002 and the redemption price was the par value of each debenture plus accrued and unpaid interest to, but not including, the redemption date. The redemption resulted in a loss to the Company of $0.2 million.