Form 10-K, Exhibit 13
period 2002-12-31
ARKANSAS BEST CORP /DE/
filed 2003-02-27
CIK 894405

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

                                                                          CASH
                                              HIGH           LOW        DIVIDEND
                                              ----           ---        --------
2002
   First quarter .....................     $  31.190     $  23.700     $      --
   Second quarter ....................        27.390        23.000            --
   Third quarter .....................        29.900        18.640            --
   Fourth quarter ....................        32.040        25.700            --

2001
   First quarter .....................     $  24.688     $  15.625     $      --
   Second quarter ....................        23.050        15.000            --
   Third quarter .....................        27.860        19.140            --
   Fourth quarter ....................        30.230        18.950            --

At February 24, 2003, there were 24,923,924 shares of the Company's Common Stock outstanding, which were held by 459 stockholders of record.

The Company's Board of Directors suspended payment of dividends on the Company's Common Stock during the second quarter of 1996. On January 23, 2003, the Company announced that its Board of Directors had declared a quarterly cash dividend of eight cents per share to holders of record of its Common Stock on February 5, 2003, payable on February 19, 2003. The Company also announced a program to repurchase, in the open market or in privately negotiated transactions, up to a maximum of $25.0 million of the Company's Common Stock. The repurchases may be made either from the Company's cash reserves or from other available sources.

The Company's Credit Agreement limits the total amount of "restricted payments" that the Company may make. Restricted payments include payments for the prepayment, redemption or purchase of subordinated debt, dividends on Common Stock, and other distributions that are payments for the purchase, redemption or acquisition of any shares of capital stock. Dividends on the Company's Common Stock are limited to the greater of 25% of net income from the preceding year, excluding extraordinary items, accounting changes and one-time non-cash charges, or $15.0 million in any one calendar year. The Company may repurchase Common Stock up to $50.0 million, provided the Company meets certain debt to EBITDA ratio requirements.

The annual dividend requirements on the Company's Preferred Stock totaled approximately $2.5 million and $4.1 million during 2001 and 2000, respectively. There were no Preferred Stock dividends paid during 2002. On August 13, 2001, the Company announced the call for redemption of its $2.875 Series A Cumulative Convertible Exchangeable Preferred Stock ("ABFSP"). As of August 10, 2001, 1,390,000 shares of Preferred Stock were outstanding. At the end of the extended redemption period on September 14, 2001, 1,382,650 shares of the Preferred Stock were converted to 3,511,439 shares of Common Stock. A total of 7,350 shares of Preferred Stock were redeemed at the redemption price of $50.58 per share. The Company paid $0.4 million to the holders of these shares in redemption of their Preferred Stock. The Company delisted its Preferred Stock trading on The Nasdaq National Market under the symbol "ABFSP" on September 12, 2001, eliminating the Company's annual Preferred Stock dividend requirement.

SELECTED FINANCIAL DATA

                                                                                YEAR ENDED DECEMBER 31
                                                             2002         2001(1)      2000(1)          1999           1998
                                                         -----------    ----------   -----------    -----------    -----------
                                                                          ($ thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
   Operating revenues ................................   $ 1,422,297    $1,526,206   $ 1,839,567    $ 1,721,586    $ 1,607,403
   Operating income ..................................        68,221        75,934       140,152        109,707         69,977
   Minority interest income (expense) in
     Treadco, Inc. ...................................            --            --            --            245         (3,257)
   Other (income) expenses, net ......................        (3,286)        1,221          (647)         3,920          3,255
   Fair value net gain - Wingfoot
     Commercial Tire Systems, LLC (2) ................            --            --         5,011             --             --
   Gain on sale of G.I. Trucking Company (6) .........            --         4,642            --             --             --
   Settlement of litigation (3) ......................            --            --            --             --          9,124
   IRS interest settlement (7) .......................         5,221            --            --             --             --
   Interest expense, net .............................         8,097        12,636        16,687         18,395         18,146
   Income from continuing operations,
     before income taxes .............................        68,631        66,719       129,123         87,637         54,443
   Provision for income taxes (9) ....................        27,876        25,315        52,968         36,455         23,192
   Income from continuing operations,
     before accounting change ........................        40,755        41,404        76,155         51,182         31,251
   Cumulative effect of change in accounting
     principle net of tax benefits of $13,580 (8) ....       (23,935)           --            --             --             --
   Loss from discontinued operations,
     net of tax (10) .................................            --            --            --           (786)        (2,576)
   Reported net income ...............................        16,820        41,404        76,155         50,396         28,675
   Amortization of goodwill, net of tax (11) .........            --         3,411         3,409          3,509          3,812
   Adjusted net income (11) ..........................        16,820        44,815        79,564         53,905         32,487
   Income per common share, diluted from
     continuing operations before accounting change ..          1.60          1.66          3.17           2.14           1.32
   Reported net income per common share,
     diluted .........................................          0.66          1.66          3.17           2.11           1.21
   Goodwill amortization, per common share,
     diluted (11) ....................................            --          0.14          0.14           0.15           0.16
   Adjusted net income per common share,
     diluted (11) ....................................          0.66          1.80          3.31           2.26           1.37
   Cash dividends paid per common share (4) ..........            --            --            --             --             --

BALANCE SHEET DATA:
   Total assets ......................................       756,372       723,153       797,124        731,929        707,330
   Current portion of long-term debt .................           328        14,834        23,948         20,452         17,504
   Long-term debt (including capital leases
     and excluding current portion) ..................       112,151       115,003       152,997        173,702        196,079

OTHER DATA:
   Gross capital expenditures ........................        58,313        74,670        93,585         76,209         86,446
   Net capital expenditures (5) ......................        46,439        64,538        83,801         61,253         70,243
   Depreciation and amortization .....................        49,219        50,315        52,186         45,242         40,674

(1) Selected financial data is not comparable to the prior years' information due to the contribution of Treadco, Inc.'s ("Treadco") assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot") on October 31, 2000 (see Note P to the Consolidated Financial Statements) and the sale of G.I. Trucking Company ("G.I. Trucking") on August 1, 2001 (see Note Q).

(2) Fair value net gain on the contribution of Treadco's assets and liabilities to Wingfoot.

(3) Income results from the settlement of Treadco's litigation with Bandag Incorporated.

(4) Cash dividends on the Company's Common Stock were suspended by the Company as of the second quarter of 1996. On January 23, 2003, the Company announced that it had declared a quarterly cash dividend of eight cents per share to holders of record of its Common Stock on February 5, 2003, payable on February 19, 2003.

(5) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

(6)   Gain on the sale of G.I. Trucking on August 1, 2001 (see Note Q).

(7)   IRS interest settlement (see Note E).

(8) Non-cash impairment loss of $23.9 million, net of taxes ($0.94 per diluted common share), due to the write-off of Clipper goodwill (see Note C).

(9) 2001 provision for income taxes includes a non-recurring tax benefit of approximately $1.9 million ($0.08 per diluted common share) resulting from the resolution of certain tax contingencies originating in prior years.

(10) Discontinued operations for 1999 and 1998 include the operations of CaroTrans International, Inc., which was sold on April 17, 1999.

(11) Net income and earnings per share, as adjusted, excluding goodwill amortization (see Note C).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company and related companies ("Clipper"); FleetNet America, LLC ("FleetNet"); and until August 1, 2001, G.I. Trucking Company ("G.I. Trucking") (see Note Q regarding the sale of G.I. Trucking). The Company's operations included the truck tire retreading and new tire sales operations of Treadco, Inc. ("Treadco") until October 31, 2000 (see Note P regarding the contribution of substantially all of Treadco's assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot")).

The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting estimates (many of which are determined by the Company's accounting policies - see Note B) that are "critical," or the most important, to understand the Company's financial condition and results of operations and that require management of the Company to make the most difficult judgments are described as follows:

Management of the Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit to recognize in each reporting period under the Company's accounting policy for revenue recognition. The Company uses a method prescribed by Emerging Issues Task Force Issue No. 91-9 ("EITF 91-9"), Revenue and Expense Recognition for Freight Services in Process, where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred.

The Company estimates its allowance for doubtful accounts based on the Company's historical write-offs, as well as trends and factors surrounding the credit risk of specific customers. In order to gather information regarding these trends and factors, the Company performs ongoing credit evaluations of its customers. The Company's allowance for revenue adjustments is an estimate based on the Company's historical revenue adjustments. Actual write-offs or adjustments could differ from the allowance estimates the Company makes as a result of a number of factors. These factors include unanticipated changes in the overall economic environment or factors and risks surrounding a particular customer. The Company continually updates the history it uses to make these estimates so as to reflect the most recent trends, factors and other information available. Actual write-offs and adjustments are charged against the allowances for doubtful accounts and revenue adjustments.

Under its accounting policy for property, plant and equipment, management establishes appropriate depreciable lives and salvage values for the Company's revenue equipment (tractors and trailers) based on their estimated useful lives and estimated fair values to be received when the equipment is sold or traded in. Management has a policy of purchasing its revenue equipment or entering into capital leases rather than utilizing off-balance-sheet financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company and its subsidiaries have noncontributory defined benefit pension plans covering substantially all noncontractual employees. Benefits are generally based on years of service and employee compensation. The Company accounts for its non-union pension plan in accordance with Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employer's Accounting for Pensions. The Company's pension expense and related asset and liability balances is an estimate which is based upon a number of assumptions. The assumptions with the greatest impact on the Company's expense are the assumed compensation cost increase, the expected return on plan assets and the discount rate used to discount the plans' obligations.

The following table provides the key assumptions the Company used for 2002 compared to those it is utilizing to estimate 2003 pension expense:

                                                       YEAR ENDED DECEMBER 31
                                                         2003         2002
                                                         ----         ----
      Discount rate ............................         6.9%         6.9%
      Expected return on plan assets ...........         7.9%         9.0%
      Rate of compensation increase ............         4.0%         4.0%

The assumptions used establish the pension expense for a particular year. If actual results vary from the assumption, an actuarial gain or loss is created and amortized into pension expense over the average remaining service period of the plan participants beginning in the following year. The decline in the stock market during 2002 negatively impacted plan assets and created a plan actuarial loss. The Company reduced its expected return on plan assets in 2003 to reflect the historical returns on the investments the plan holds, which includes the investment returns experienced during 2002. The reduction in the expected return on plan assets, lower assets on which to earn a return and actuarial losses increase the Company's pension expense. A 1.0% decrease in the Company's expected return on plan assets, based upon pension plan assets at December 31, 2002, would increase pension expense by approximately $1.3 million. The Company anticipates its pension expense for non-union plans to be approximately $10.0 million for 2003 compared to $5.3 million for 2002.

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related interpretations in accounting for stock options because the alternative fair value accounting provided for under the Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options and are theoretical in nature. Under APB 25, because the exercise price of the Company's employee and director options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company is self-insured up to certain limits for workers' compensation and certain third-party casualty claims. For 2002, these limits were $1.0 million per claim for workers' compensation claims and $500,000 per claim for third-party casualty claims. For 2003, the Company increased its third-party casualty self-insurance exposure by increasing its retention to $1.0 million per claim. The Company's self-insured retention level for workers' compensation remained the same for 2003. Workers' compensation and property damage claims liabilities recorded in the financial statements totaled $49.1 million and $46.3 million at December 31, 2002 and 2001, respectively. The Company does not discount its claims liabilities. Under the Company's accounting policy for claims, management annually estimates the development of the claims based upon the Company's historical development factors over a number of years. The Company utilizes a third party to calculate the development factors and analyze historical trends. Actual payments may differ from management's estimates as a result of a number of factors. These factors include increases in medical costs

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

and the overall economic environment, as well as many other factors. The actual claims payments are charged against the Company's accrued claims liabilities.

The Company hedged its interest rate risk by entering into a fixed rate interest rate swap on $110.0 million of revolving Credit Agreement borrowings. The Company's accounting policy for derivative financial instruments is as prescribed by Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities. The Company's fixed rate interest rate swap is an effective hedge on $110.0 million of revolving Credit Agreement borrowings in accordance with its accounting policy. As a result, the fair value of the swap, as estimated by Societe Generale, was a liability of ($9.9) million and ($5.4) million at December 31, 2002 and 2001, respectively, and is recorded on the Company's balance sheet through other comprehensive income rather than through the income statement. If the swap terminated at December 31, 2002, the Company would have had to pay $9.9 million. Future changes in the fair value of the swap will also be reflected in other comprehensive income as long as the swap remains in place and is effectively hedged. The Company's interest rate swap is effectively hedged as of December 31, 2002. Future changes in the swap arrangement (including termination of the swap agreement), swap notional amount, hedged portion or forecasted credit agreement borrowings below $110.0 million may result in a reclassification of any gain or loss reported in other comprehensive income, into earnings, as interest expense.

The Company's accounting policy for its 19% investment in Wingfoot Commercial Tire Systems, LLC ("Wingfoot") is the equity method of accounting, similar to a partnership investment. The Company has the right to sell its 19% ownership in Wingfoot to The Goodyear Tire & Rubber Company ("Goodyear") at any time after April 30, 2003 and before April 30, 2004. Under the terms of the LLC operating agreement, the Company does not share in the profits or losses of Wingfoot during the term of the Company's "Put" option. Therefore, the Company's investment balance of $59.3 million at December 31, 2002 should not change during the "Put" period. If the Company exercises its put right, the Company could be in receipt of approximately $67.0 to $68.0 million in cash which represents the "Put Price" of $71.3 million, net of estimated income taxes. If the Company is in receipt of these cash proceeds, net of taxes, it could consider paying down debt with the net proceeds, which could substantially reduce the Company's outstanding debt. However, the Company continues to have substantial cash needs for capital expenditures (see Liquidity), Common Stock dividends and the repurchase of Common Stock (see Note S) as well as other cash needs. As previously discussed, if the Company pays its debt down below $110.0 million, it will no longer have an effective cash flow hedge on its interest rate swap, which would require all or a portion of the swap's value to be recorded in the Company's income statement during 2003. The Company will record a pre-tax gain in the amount of $12.0 million when the "Put" transaction is closed. If Goodyear "calls" the Company's interest in Wingfoot, the Company will record a pre-tax gain of $17.0 million when the "Call" transaction is closed (see Note P).

RECENT ACCOUNTING PRONOUNCEMENTS

On August 15, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("FAS 143"), Accounting for Asset Retirement Obligations. FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Statement is effective for the Company in 2003. The impact on the Company's financial statements and related disclosures is not expected to be material.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("FAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. The Statement is effective for the Company in 2003. The impact on the Company's financial statements and related disclosures is not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $39.6 million and $14.9 million at December 31, 2002 and 2001, respectively. During 2002, cash provided by operations of $88.7 million, proceeds from asset sales of $11.9 million, borrowings of $2.6 million and available cash were used primarily to purchase revenue equipment and other property and equipment totaling $58.3 million, retire the remaining $5.0 million in face value of the Company's WorldWay 6 1/4% Convertible Subordinated Debentures (see Note F) and reduce outstanding debt obligations. Revenue equipment includes tractors and trailers used primarily in the Company's motor carrier transportation operations.

During 2001, cash provided by operations of $64.8 million, proceeds from asset sales of $10.1 million, gross proceeds from the sale of G.I. Trucking of $40.5 million and available cash were used primarily to purchase revenue equipment and other property and equipment totaling $74.7 million, reduce outstanding debt, including the retirement of $24.9 million in face value of the Company's WorldWay 6 1/4% Convertible Subordinated Debentures (see Note F), and pay approximately $33.0 million in tax and interest payments to the IRS, related to a tax pension issue (see Note E).

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

On May 15, 2002, the Company entered into a new three-year $225.0 million Credit Agreement ("Credit Agreement") with Wells Fargo Bank Texas, National Association, as Administrative Agent and Lead Arranger, and Fleet National Bank and Suntrust Bank as Co-Syndication Agents, and Wachovia Bank, National Association as Documentation Agent. The new Credit Agreement replaces the Company's five-year $250.0 million credit agreement dated as of June 12, 1998 with Wells Fargo Bank Texas, National Association, as Administrative Agent and with Bank of America National Trust and Savings Association and Wells Fargo Bank Texas, National Association, as Co-Documentation Agents, which was terminated on May 15, 2002. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $100.0 million sublimit for letters of credit) and extends into 2005. The Credit Agreement allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the approval of participating banks.

At December 31, 2002, there were $110.0 million of Revolver Advances and approximately $66.4 million of letters of credit outstanding. At December 31, 2002, the Company had approximately $48.6 million of borrowing availability under the Credit Agreement. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions and dispositions of assets and require the Company to meet certain quarterly financial ratio tests. As of December 31, 2002, the Company was in compliance with the covenants.

The Company's Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees and letter of credit fees. The pricing grid is based on the Company's senior debt rating agency ratings. A change in the Company's senior debt ratings could potentially impact its Credit Agreement pricing. In addition, if the Company's senior debt ratings fall below investment grade, the Company's Credit Agreement provides for limits on additional permitted indebtedness without lender approval, acquisition expenditures and capital expenditures. The Company is currently rated BBB by Standard & Poor's Rating Service and Baa3 by Moody's Investors Service, Inc. On October 21, 2002, S&P revised its outlook on the Company from stable to positive, citing, "...the trucking company's robust operating performance in a difficult environment." The Company has no downward rating triggers that would accelerate the maturity of its debt.

The Company is party to an interest rate swap on a notional amount of $110.0 million. The purpose of the swap is to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which was 0.825% and 0.575% at December 31, 2002 and 2001, respectively. The fair value of the Company's interest rate swap was ($9.9) million at December 31, 2002 and ($5.4) million at December 31, 2001. The fair value of the swap is impacted by changes in rates of similarly termed Treasury instruments. The liability is recognized on the Company's balance sheet in accordance with FAS 133, at December 31, 2002 and December 31, 2001, through other comprehensive income, net of income tax benefits.

The Company's primary subsidiary, ABF, maintains ownership of most all of its larger terminals or distribution centers. Both ABF and Clipper lease certain terminal facilities. At December 31, 2002, the Company has future minimum rental commitments, net of noncancellable subleases, totaling $42.1 million for terminal facilities and $0.4 million primarily for revenue equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following is a table providing the aggregate annual obligations of the Company including debt, capital lease maturities and future minimum rental commitments:

                                                              PAYMENTS DUE BY PERIOD
                                          ------------------------------------------------------------
                                                                  ($ thousands)
                                                       LESS THAN        1-3          4-5        AFTER
CONTRACTUAL OBLIGATIONS                     TOTAL       1 YEAR         YEARS        YEARS      5 YEARS
                                          --------     ---------     --------      -------     -------
Long-term debt                            $111,780      $   133      $110,293      $   330      $1,024
Capital lease obligations                      699          195           438           66          --
Minimum rental commitments under
  operating leases, net of subleases        42,494       10,610        14,827       10,514       6,543
Unconditional purchase obligations              --           --            --           --          --
Other long-term debt obligations                --           --            --           --          --
                                          --------      -------      --------      -------      ------
Total contractual cash obligations        $154,973      $10,938      $125,558      $10,910      $7,567
                                          ========      =======      ========      =======      ======

The Company has guaranteed approximately $0.4 million that relates to a debt owed by The Complete Logistics Company ("CLC"), to the owner of a company CLC acquired in 1995. CLC was a wholly owned subsidiary of the Company until 1997, when CLC was sold. The Company's exposure to this guarantee declines by approximately $60,000 per year.

The following table sets forth the Company's historical capital expenditures for the periods indicated below. Proceeds from the sale of property and equipment have not been netted against the capital expenditures:

                                                                YEAR ENDED DECEMBER 31
                                                            2002         2001         2000
                                                           -------      -------      -------
                                                                    ($ thousands)
CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc.                                $46,823      $62,332      $71,337
   Clipper                                                      94        3,582        4,346
   G.I. Trucking Company (see Note Q)                           --        4,537       11,693
   Treadco, Inc. (see Note P)                                   --           --        3,916
   Other (primarily information technology)                 11,396        4,219        2,293
                                                           -------      -------      -------
      Total consolidated capital expenditures (gross)      $58,313      $74,670      $93,585
                                                           =======      =======      =======

The amounts presented in the table include land purchases financed with notes payable of $1.7 million and data processing equipment purchases financed with capital leases of $0.9 million in 2002. No notes payable or capital lease obligations were incurred in the years ended December 31, 2001 or 2000.

One of ABF's major competitors, Consolidated Freightways Corporation ("CF"), filed for bankruptcy protection and ceased operations in early September 2002. In 2002, ABF budgeted approximately $20.0 million for certain CF terminal facilities on which it was considering bidding through the bankruptcy process. ABF was not successful in obtaining any of the properties sold in auctions. However, ABF continues to be interested in a few of the remaining, unsold CF facilities throughout the United States which ABF anticipates having a market value of approximately $2.0 to $3.0 million, although it is not certain.

In 2003, the Company forecasts total spending of approximately $70.0 million for capital expenditures, net of proceeds from equipment and real estate sales. Of the $70.0 million, ABF is budgeted for approximately $57.0 million, primarily for revenue equipment and facilities, and Clipper is budgeted for approximately $5.0 million, primarily for revenue equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company increased its letter of credit commitments by $42.8 million during 2002. This increase is due primarily to the Company's shift from surety bond coverage for workers' compensation self-insurance in certain states to letters of credit which were more favorably priced.

The Company's non-union pension plan assets have been adversely impacted by recent stock market declines. In addition, non-union pension plan obligations have been adversely impacted by declining interest rates, which increases the present value of the plan obligations. During 2002, the Company made $15.7 million in tax-deductible contributions to its non-union pension plans, and it is anticipated that the Company may make additional contributions during 2003, although the Company is not certain of the amounts at this time.

The Company has two principal sources of available liquidity, which are its operating cash and the $48.6 million it has available under its revolving Credit Agreement at December 31, 2002. The Company has generated between $60.0 million and $130.0 million of operating cash annually for the years 2000 through 2002. The Company expects cash from operations and its available revolver to continue to be principal sources of cash to finance its annual debt maturities; lease commitments; letter of credit commitments; pension contributions; fund its 2003 capital expenditures, which includes a commitment to purchase $30.6 million of revenue equipment; and to fund quarterly dividends and stock repurchases announced on January 23, 2003 (see Note S).

The Company has the right to sell its 19% ownership in Wingfoot to Goodyear at any time after April 30, 2003 and before April 30, 2004. If the Company exercises its put right, the Company could be in receipt of approximately $67.0 to $68.0 million in cash which represents the "Put Price" of $71.3 million, net of estimated taxes. If the Company is in receipt of these cash proceeds, net of taxes, it could consider paying down debt with the net proceeds, which could substantially reduce the Company's outstanding debt. However, as previously discussed, the Company has substantial cash needs for capital expenditures, Common Stock dividends and stock repurchases (see Note S), as well as other cash needs. If the Company pays its debt down below $110.0 million, it will no longer have an effective cash flow hedge on its interest rate swap, which would require all or a portion of the swap's value to be recorded in the Company's income statement during 2003.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2002 or 2001. The Company has no investments, loans or any other relationships with special-purpose entities or financial partnerships and has no outstanding loans with officers of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

OPERATING SEGMENT DATA

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. Note L to the Consolidated Financial Statements contains additional information regarding the Company's operating segments:

                                                     YEAR ENDED DECEMBER 31
                                               2002         2001          2000
                                              ------       ------        ------
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
    Salaries and wages .................        66.2%        65.6%         62.4%
    Supplies and expenses ..............        12.3         13.0          12.6
    Operating taxes and licenses .......         3.2          3.2           3.0
    Insurance ..........................         1.9          1.4           1.6
    Communications and utilities .......         1.1          1.2           1.1
    Depreciation and amortization ......         3.3          3.1           2.6
    Rents and purchased transportation .         6.4          6.1           6.8
    Other ..............................         0.2          0.2           0.2
                                              ------       ------        ------
                                                94.6%        93.8%         90.3%
                                              ======       ======        ======

CLIPPER
    Cost of services ...................        85.9%        87.3%         85.5%
    Selling, administrative and general         13.2         12.3          13.3
                                              ------       ------        ------
                                                99.1%        99.6%         98.8%
                                              ======       ======        ======

G.I. TRUCKING COMPANY (see Note Q)
    Salaries and wages .................          --         51.8%         47.0%
    Supplies and expenses ..............          --          9.7           9.4
    Operating taxes and licenses .......          --          2.4           2.1
    Insurance ..........................          --          2.4           2.5
    Communications and utilities .......          --          1.4           1.3
    Depreciation and amortization ......          --          3.4           3.0
    Rents and purchased transportation .          --         26.4          30.0
    Other ..............................          --          2.5           2.3
    (Gain) on sale of equipment ........          --         (0.1)           --
                                              ------       ------        ------
                                                  --         99.9%         97.6%
                                              ======       ======        ======

TREADCO, INC. (see Note P)
    Cost of sales ......................          --           --          66.6%
    Selling, administrative and general           --           --          30.4
                                              ------       ------        ------
                                                  --           --          97.0%
                                              ======       ======        ======

OPERATING INCOME

ABF Freight System, Inc. ...............         5.4%         6.2%          9.7%
Clipper ................................         0.9          0.4           1.2
G.I. Trucking Company (see Note Q) .....          --          0.1           2.4
Treadco, Inc. (see Note P) .............          --           --           3.0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

RESULTS OF OPERATIONS

2002 COMPARED TO 2001

Consolidated revenues for 2002 were $1,422.3 million compared to $1,526.2 million for 2001, representing a decrease of 6.8%. On August 1, 2001, the Company sold the stock of G.I. Trucking (see Note Q). The Company's results for 2001 included seven months of operations for G.I. Trucking. The decline in revenues in 2002 resulted from the sale of G.I. Trucking and decreases in revenues for ABF and Clipper as a result of a decline in the U.S. economy beginning in mid-2000. This economic decline was further accelerated by the September 11 terrorist attacks on the World Trade Center and on the Pentagon and continued to negatively impact the Company during the first eight months of 2002. These decreases were offset, in part, by an increase in ABF revenue as a result of a major competitor, Consolidated Freightways ("CF"), filing for bankruptcy protection and ceasing operations in early September 2002. The Company's revenues increased 13.1% to $381.6 million in the fourth quarter of 2002, from $337.5 million in the fourth quarter of 2001.

Operating income for 2002 decreased to $68.2 million from $75.9 million during 2001. This decrease in operating income is due primarily to a decline in operating income for ABF, which relates primarily to the decline in the U.S. economy. However, operating income for the fourth quarter 2002 increased to $26.2 million from $14.8 million in the fourth quarter of 2001, primarily as a result of additional business gained by ABF from the CF closure.

Income before the cumulative effect of change in accounting principle for 2002 was $40.8 million, or $1.60 per diluted common share, compared to $41.4 million, or $1.66 per diluted common share, for 2001. The decrease reflects primarily the decrease in 2002 operating income from 2001, discussed above, offset in part by a $5.2 million, or $0.12 per diluted common share, settlement with the IRS (see Note E) and $3.5 million, or $0.08 per diluted common share, in net gains on the sales of ABF non-operating terminal facilities. In addition, 2002 had lower interest expense from lower average debt levels and no goodwill amortization, in accordance with the Company's adoption of Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. During the first quarter of 2002, the Company recognized a non-cash impairment loss on its Clipper goodwill of $23.9 million, net of taxes, or ($0.94) per diluted common share, as the cumulative effect of a change in accounting principle as required by FAS 142 (see Note C). The Company's 2001 income before cumulative effect of change in accounting principle included a pre-tax gain of $4.6 million, or $0.11 per diluted common share, from the sale of G.I. Trucking.

The Company's net income, including the impact of the accounting change, for 2002 was $16.8 million, or $0.66 per diluted common share, compared to net income of $41.4 million, or $1.66 per diluted common share, for 2001.

Tonnage levels during the first eight months of 2002 continued to be impacted by a decline in the U.S. economy, as previously discussed. During this time period, ABF's less-than-truckload ("LTL") pounds per day were 6.9% below the same eight-month period in 2001. During the four-month period from September through December 2002, following CF's closure, ABF's LTL pounds per day were 6.2% above the same four-month period in 2001. Comparing the first eight months of 2002 to the last four months of 2002, ABF experienced an increase in tonnage trends of 13.1%.

Reliance Insurance Company ("Reliance") insured the Company's workers' compensation claims in excess of $300,000 ("excess claims") for the period from 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent, with total

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

admitted assets of $8.8 billion and liabilities of $9.9 billion, or a negative surplus position of $1.1 billion, as of March 31, 2001. As of December 31, 2002, the Company estimates its workers' compensation claims insured by Reliance to be approximately $5.5 million. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims, representing a total of approximately $3.7 million of the $5.5 million, which leaves the Company with a net exposure amount of $1.8 million. The Company increased its estimated reserve for exposure to Reliance from $0.5 million to $1.4 million during the third quarter of 2002 based upon the following factors: (1) No new Reliance financial information has been made available by the Pennsylvania Insurance Department since the March 31, 2001 financial statements were made available on October 3, 2001; (2) A September 9, 2002 court order extended the deadline for which the liquidator will receive Reliance claims to December 31, 2003, which could increase Reliance's liability exposure.

The Company anticipates receiving, from guaranty funds or through orderly liquidation, partial reimbursement for future claims payments; however, the process could take several years.

ABF FREIGHT SYSTEM, INC.

Effective August 1, 2002 and 2001, ABF implemented general rate increases to cover known and expected cost increases. Typically, the increases were 5.8% and 4.9%, respectively, although the amounts can vary by lane and shipment characteristic.

Revenues for 2002 were $1,277.1 million compared to $1,282.3 million during 2001. ABF generated operating income of $68.8 million for 2002 compared to $79.4 million during 2001.

ABF's decline in revenue for 2002, compared to 2001, is due to a decrease in LTL tonnage and fuel surcharges. ABF's LTL tonnage decreased 2.8% for 2002, compared to 2001. ABF's total tonnage, which also includes truckload tonnage, declined 4.2% for 2002 from 2001. ABF's performance for 2002 was affected by less available freight due to decreased business levels at customer facilities, primarily as a result of a decline in the U.S. economy impacting ABF through the first eight months of 2002. As previously discussed, ABF's business levels during the last four months of 2002 were positively impacted by the CF closure. ABF experienced an increase in tonnage trends of 13.1% when the last four months of 2002 are compared to the first eight months of 2002.

ABF's LTL billed revenue per hundredweight, excluding fuel surcharges, increased 4.3% to $21.91 for 2002 compared to $21.00 for 2001. The pricing environment remained relatively firm during the first eight months of 2002, when compared to that in previous economic downturns. Since the closure of CF, the pricing environment has strengthened in stability as reflected by the 2002 fourth quarter LTL billed revenue per hundredweight, excluding fuel surcharge, increase of 5.9% to $22.56 from $21.30 in the fourth quarter of 2001.

ABF implemented a fuel surcharge on July 7, 1999, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge in effect during 2002 averaged 2.0% of revenue. The fuel surcharge in effect during 2001 averaged 2.7% of revenue.

ABF's fourth quarter 2002 operating ratio was 92.2% compared to 94.5% for the same period in 2001, reflecting improved tonnage levels and a more stable pricing environment, both primarily as a result of CF's closure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

ABF's full year operating ratio increased to 94.6% for 2002 from 93.8% during 2001, primarily as a result of tonnage declines as discussed above and increases in insurance costs and changes in certain other operating expense categories as follows:

Salaries and wages expense for 2002 increased 0.6% as a percent of revenue compared to the same period in 2001. The increase results from the annual general International Brotherhood of Teamsters ("IBT") contractual base wage and pension cost increases of 1.8% and 4.9% on April 1, 2002 and the August 1, 2002 increase of 12.9% for health and welfare costs as well as the fact that a portion of salaries and wages are fixed in nature and increase as a percent of revenue with decreases in revenue levels. In addition, workers' compensation costs increased, as a result of an increase in severe claims and an increase in the Company's self-insurance retention level, from $0.3 million per claim to $1.0 million per claim, as well as a $0.9 million increase in reserves associated with ABF's exposure to the liquidation of Reliance Insurance Company (see Note R), when 2002 is compared to 2001. These increases were offset, in part, by revenue yield improvements.

The Company's current five-year agreement with the IBT expires on March 31, 2003. On February 6, 2003, the Company announced that a tentative new five-year collective bargaining agreement had been reached, subject to ratification by the freight members of the IBT. The agreement provides for annual contractual wage and benefit increases of approximately 3.2% - 3.4%. The effective date of the new agreement is April 1, 2003.

Supplies and expenses decreased 0.7% as a percent of revenue for 2002 compared to 2001, due primarily to a decline in fuel costs, excluding taxes, which on an average price-per-gallon basis, declined to $0.79 for 2002 from $0.87 for 2001.

Insurance expense increased 0.5% as a percent of revenue for 2002, compared to 2001, due primarily to increased insurance premium costs for third-party casualty claims, in part because of the effect on the insurance markets of the September 11 terrorist attacks.

Rents and purchased transportation increased 0.3% as a percent of revenue for 2002, compared to 2001, due primarily to an increase in rail utilization to 14.4% of total miles for 2002, compared to 13.5% in 2001.

As previously mentioned, ABF's general rate increase on August 1, 2002 was put in place to cover known and expected cost increases for the next twelve months. Typically, the increase was 5.8%, although the amount can vary by lane and shipment characteristic. ABF's ability to retain this rate increase is dependent on the pricing environment, which remained relatively firm during the first eight months of 2002 and strengthened in stability during the last four months of 2002, after CF's closure. ABF could be impacted by fluctuating fuel prices in the future. Although fuel prices have remained stable during 2002, there can be no assurances that they will continue to do so. ABF's fuel surcharges on revenue are intended to offset any fuel cost increases. ABF's total insurance costs are dependent on the insurance markets which have been adversely impacted by the events of September 11 and a declining stock market. For 2002, insurance premiums represented 36.4% of ABF's total insurance costs. The Company anticipates ABF's insurance costs for 2003 to be consistent with 2002, assuming similar claims experience and considering cost differences that occur because of changes in business levels. However, for 2003, the Company has increased its third-party casualty claims self-insurance retention layer from $500,000 to $1.0 million per claim. During 2002, ABF experienced increases in its non-union pension costs of 77.2% to $4.8 million in 2002 from $2.7 million in 2001. These costs represent approximately 0.4% and 0.2% of ABF's revenue for 2002 and 2001, respectively. The Company anticipates ABF's non-union pension expense will increase in 2003 to approximately $9.0 million from $4.8 million in 2002, reflecting a declining stock market and long-term interest rates. As previously discussed, ABF's results

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

of operations in 2003 will be impacted by the wage and benefit increases associated with the tentative new labor agreement with the IBT, which includes an effective date of April 1, 2003.

The Company's management expects ABF's business levels to continue to improve through the first eight months of 2003, as compared to the same period in 2002, as a result of additional business gained due to the CF closure. However, at this time, we have not seen any improvement in the overall U.S. economy.

CLIPPER

Effective July 29, 2002 and August 13, 2001, Clipper implemented general rate increases of 5.9% and 4.9%, respectively, for LTL shipments. Revenues for 2002 decreased to $118.9 million from $127.3 million during 2001.

LTL shipments decreased 1.3% for 2002, compared to 2001. LTL shipment declines reflect Clipper's movement away from unprofitable LTL business and lower business levels, resulting from the decline in the U.S. economy. LTL revenue per shipment decreased 3.3% for 2002, compared to 2001. LTL revenue per shipment declines reflect primarily, an increase in smaller shipments and a decrease in fuel surcharge revenue.

Intermodal shipments decreased 14.3% for 2002, compared to 2001. The number of intermodal shipments decreased, primarily due to lower shipment volumes from existing customers. Intermodal revenue per shipment increased slightly, 0.4%, for 2002, compared to 2001.

Shipments for Clipper Controlled Logistics, Clipper's temperature-controlled division, increased 10.0% for 2002, compared to 2001. Clipper Controlled Logistics' revenue per shipment decreased slightly, 0.7%, for 2002, compared to 2001.

Despite the overall decline in revenue, Clipper's operating ratio improved slightly to 99.1% for 2002, from 99.6% during 2001. Clipper's operating ratio was positively impacted by the elimination of unprofitable accounts, higher utilization of rail in line-haul movements and cost-efficient handling of customer shipments in service lanes between major cities. Clipper's rail utilization for 2002 was 63.6% of total miles, compared to 57.1% for 2001. For Clipper, rail costs per mile are generally less expensive than over-the-road costs per mile.

Clipper is continuing to solicit additional shipments in its traditional metro-to-metro lanes. These shipments will provide a better match with Clipper's core operations and have historically been more profitable.

G.I. TRUCKING COMPANY

On August 1, 2001, the Company sold the stock of G.I. Trucking to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes") (see Note Q). The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an option at any time during the four-year lease term to purchase these terminals for $19.5 million. The facilities have a net book value of approximately $5.9 million. If the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $13.6 million in the period they are sold. The Company's revenue and operating income included seven months of operations for G.I. Trucking for 2001. Revenues and operating income for G.I. Trucking for the seven months ended December 31, 2001 were $95.5 million and $0.1 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

INVESTMENT IN WINGFOOT

The Company has the right, at any time after April 30, 2003 and before April 30, 2004, to sell its interest in Wingfoot to Goodyear for a cash "Put Price" and Goodyear has the right, at any time after April 30, 2003 until October 31, 2004, to purchase the Company's entire interest, for cash, at a "Call Price" equal to the "Put Price" plus $5.0 million. The joint venture agreement contained indemnity provisions which allowed either Goodyear or the Company to file a claim if amounts paid for certain liabilities exceeded the closing balance sheet aggregate amounts by $500,000. During 2002, Goodyear made an indemnity claim against the Company. As a result, in the fourth quarter of 2002, Goodyear and the Company agreed to a joint venture contract amendment reducing the "Put Price" by $2.1 million and increasing Goodyear's liability exposure by $2.1 million. The amended "Put Price" is $71.3 million rather than the previously disclosed amount of $73.4 million. As provided in the agreement between Goodyear and Treadco, the Company will not share in the profits or losses of Wingfoot during the term of the "Put." If the Company does not exercise its right to sell its 19% interest in Wingfoot, the Company will account for its share of Wingfoot's profits or losses beginning May 1, 2004, as provided in the Wingfoot Operating Agreement. If the Company "puts" its interest to Goodyear, the Company will record a pre-tax gain of approximately $12.0 million when the "Put" transaction is closed. If Goodyear "calls" the Company's interest in Wingfoot, the Company will record a pre-tax gain of approximately $17.0 million when the "Call" transaction is closed.

INTEREST

Interest expense was $8.1 million for 2002, compared to $12.6 million for 2001. The decline resulted from lower average debt levels when 2002 is compared to 2001.

INCOME TAXES

The difference between the effective tax rate for 2002 and the federal statutory rate resulted from state income taxes and nondeductible expenses.

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of the deductibility of contributions to multiemployer pension plans. The Internal Revenue Service ("IRS") had previously raised the same issue with respect to the Company. There were certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company was involved in the administrative appeals process with the IRS regarding those factual differences beginning in 1997. During 2001, the Company paid approximately $33.0 million which represented a substantial portion of the tax and interest that would be due if the multiemployer pension issue was decided adversely to the Company, and which was accounted for in prior years as a part of the Company's net deferred tax liability and accrued expenses. In August 2002, the Company reached a settlement with the IRS of the multiemployer pension issue and all other outstanding issues relating to the Company's federal income tax returns for the years 1990 through 1994. The settlement resulted in a liability for tax and interest which was less than the liability the Company had estimated if the IRS prevailed on all issues. As a result of the settlement, the Company reduced its reserves for interest by approximately $5.2 million to reflect the reduction in the Company's liability for future cash payments of interest. The effect of this change resulted in an increase in the Company's net income per diluted common share of $0.12.

At December 31, 2002, the Company had deferred tax assets of $49.3 million, net of a valuation allowance of $2.7 million, and deferred tax liabilities of $46.5 million. The Company believes that the benefits of the deferred tax assets of $49.3 million will be realized through the reduction of future taxable income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $46.5 million and the presence of significant taxable income in 2002 and 2001. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations and for the excess tax basis in the investment in Wingfoot.

Management intends to evaluate the realizability of net deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.

OTHER LONG-TERM ASSETS AND OTHER LONG-TERM LIABILITIES

Other long-term assets increased $23.3 million and other long-term liabilities increased $19.8 million from December 31, 2001 to December 31, 2002, due primarily to a reclassification between supplemental pension benefit plan assets and liabilities. The net effect of this reclassification on the Company's financial position was zero. In addition, the Company made $15.7 million in tax-deductible contributions to its non-union defined benefit pension plans during 2002, which were offset in part by $5.3 million in pension expense.

STOCKHOLDERS' EQUITY

During 2002, the Company recorded, through other comprehensive income in stockholder's equity, a minimum liability of $5.8 million associated with its unfunded supplemental pension benefit plan. The minimum liability resulted from an increase in accumulated benefit obligations ("ABO") which was caused, in part, by a decline in the interest rate used to determine the obligation, which is the same as the discount rate assumption used in the actuarial valuation of the Company's non-union pension plans.

CURRENT DEFERRED INCOME TAX ASSETS AND LONG-TERM DEFERRED INCOME TAX LIABILITIES

Net deferred income taxes decreased $12.3 million from a net deferred income tax liability of $9.5 million at December 31, 2001 to a net deferred income tax asset of $2.8 million at December 31, 2002, due primarily to an increase in deferred tax assets of $13.6 million, associated with the write-off of the tax deductible goodwill of Clipper (see Note C).

2001 COMPARED TO 2000

Consolidated revenues from continuing operations of the Company in 2001 were $1,526.2 million compared to $1,839.6 million in 2000, representing a decrease of 17.0%, due primarily to decreases in revenues for Treadco and G.I. Trucking. G.I. Trucking was sold on August 1, 2001 (see Note Q) and on October 31, 2000, substantially all of the assets and liabilities of Treadco were contributed to Wingfoot (see Note P). In addition, there were declines in revenues for ABF and Clipper for 2001 compared to 2000, as a result of a decline in the U.S. economy beginning in mid-2000. This economic decline was further accelerated by the September 11 terrorist attacks on the World Trade Center and on the Pentagon. Operating income decreased 45.8% to $75.9 million in 2001 from $140.2 million in 2000. The decrease in operating income is due primarily to a decline in operating income for ABF, which relates primarily to the previously discussed revenue declines. Income from continuing operations for 2001 was $41.4 million, or $1.66 per diluted common share, compared to $76.2 million, or $3.17 per diluted common share, for 2000. The decrease in income from continuing operations reflects primarily the decrease in operating income offset, in part, by a pre-tax gain of $4.6 million from the sale of G.I. Trucking, lower interest expense from lower average debt levels and a tax benefit of $1.9 million resulting from the resolution of certain tax contingencies arising in prior years. Income from continuing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

operations for 2000 includes a fair value net gain on the Treadco/Wingfoot transaction (see Note P) of $5.0 million.

The Company's 2001 results included seven months of operations for G.I. Trucking (see Note Q). The Company's 2000 results included ten months of operations for Treadco (see Note P) and a full twelve months of operations for G.I. Trucking.

The Company's defined benefit pension plans experienced returns on assets that were below the 9.0% to 10.0% return on assets assumed for calculating its pension expense under FAS 87. As a result of this and other factors relating to normal plan cost fluctuations, the Company's net periodic pension cost increased to an expense of $3.8 million from a credit of $2.5 million in 2000.

ABF FREIGHT SYSTEM, INC.

Effective August 1, 2001 and August 14, 2000, ABF implemented general rate increases of 4.9% and 5.7%, respectively, in part to cover known and expected cost increases.

Revenues for 2001 declined 7.0% to $1,282.3 million from $1,379.3 million in 2000. ABF generated operating income for 2001 of $79.4 million compared to $133.8 million in 2000.

ABF's decline in revenue is due to a decrease in LTL tonnage and fuel surcharges, which was partially offset by an increase in revenue per hundredweight. ABF's LTL tonnage decreased 9.3% in 2001, compared to 2000. ABF's performance for 2001 was affected by less available freight, due to decreased business levels at customer facilities, primarily as a result of a decline in the U.S. economy. The decrease in tonnage was offset, in part, by an increase in LTL billed revenue per hundredweight, excluding fuel surcharge of 3.1% to $21.00 in 2001 compared to $20.37 in 2000, as the pricing environment remained relatively firm.

ABF implemented a fuel surcharge on July 7, 1999, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge in effect during 2001 averaged 2.7% of revenue. The fuel surcharge in effect during 2000 averaged 3.4% of revenue.

ABF's operating ratio increased to 93.8% for 2001 from 90.3% in 2000, primarily as a result of tonnage declines and changes in certain operating expense categories as follows:

Salaries and wages expense for 2001 increased 3.2% as a percent of revenue compared to 2000. The increase results from the annual general IBT contractual wage and benefit rate increase on April 1, 2001 of approximately 3.0%, as well as an increase in wages and benefits costs for road drivers, resulting from ABF's decision to utilize additional road drivers and company-owned equipment to move freight in certain poor service rail lanes rather than rail. In addition, portions of such costs are primarily fixed in nature and increase as a percent of revenue with decreases in revenue levels.

Supplies and expenses increased 0.4% as a percent of revenue for 2001, compared to 2000. Equipment repair costs have increased due to ABF's older trailer fleet. This increase was offset by a decline in fuel costs, excluding taxes, that on a price-per-gallon basis declined to $0.87 for 2001 from $0.95 in 2000.

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

Rents and purchased transportation expense decreased 0.7% as a percent of revenue for 2001, compared to 2000. This is due primarily to a decline in rail utilization to 13.5% of total miles for 2001, compared to 15.6% in 2000, as the Company is utilizing more company-owned equipment and road drivers for certain line-haul moves, as previously discussed. In addition, rents and purchased transportation costs decreased due to the disposal of some tractors under operating leases, as previously mentioned.

CLIPPER

Effective August 13, 2001 and August 1, 2000, Clipper implemented general rate increases of 4.9% and 5.9%, respectively, for LTL shipments. Revenues for Clipper decreased 2.3% to $127.3 million in 2001 from $130.2 million in 2000.

LTL revenue per shipment increased 5.5% for 2001, compared to 2000. LTL shipments declined 18.5% for 2001, compared to 2000. LTL shipment declines reflect Clipper's movement away from unprofitable LTL business and lower business levels, resulting from the decline in the U.S. economy, including the impact of the September 11 terrorist attacks. In addition, the LTL division suffered from changes in the shipping pattern of a large customer, which reduced the LTL shipments handled by Clipper.

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

Clipper's operating ratio increased to 99.6% for 2001, from 98.8% in 2000. Clipper's operating ratio increased as a result of several factors. Clipper's LTL division experienced steep shipment declines during 2001, as discussed above. In addition, a change in the mix of shipments handled by the LTL division contributed to a decline in rail utilization, which increased line-haul costs. Clipper's rail utilization was 57.1% of total miles for 2001, compared to 63.8% in 2000. For Clipper, rail costs per mile are generally less expensive than over-the-road costs per mile. Finally, Clipper's Controlled Logistics division experienced increased trailer maintenance costs on its older 45-foot refrigerated trailers.

G.I. TRUCKING COMPANY

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes") (see Note Q). The Company recognized a pre-tax gain on the sale of $4.6 million in the third quarter of 2001. Cash proceeds from the sale, net of costs and income taxes, of approximately $33.0 million were used to pay down the Company's outstanding debt. The Company's revenue and operating income includes seven months of operations for G.I. Trucking for 2001. Revenues for G.I. Trucking for 2001 were $95.5 million, compared to $161.9 million in 2000. Operating income was $0.1 million for 2001, compared to $3.9 million in 2000 (see Note L).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

TREADCO, INC.

On September 13, 2000, Treadco entered into an agreement with Goodyear to form a new limited liability company called Wingfoot Commercial Tire Systems, LLC (see Note P). The transaction closed on October 31, 2000. Effective October 31, 2000, Treadco contributed substantially all of its assets and liabilities to Wingfoot in a non-taxable transaction in exchange for a 19% ownership in Wingfoot. For the year ended December 31, 2000, tire operations included the operations of Treadco for the ten months ended October 31, 2000 only. Revenue and operating income for Treadco for the ten months ended October 31, 2000 were $158.3 million and $4.7 million, respectively (see Note L). There were no operations for Treadco during 2001.

In the last half of the 1990's, changes were occurring in the traditional relationship between tire retreaders and raw materials franchisors and new tire suppliers in Treadco's truck tire retreading and new tire sales business. As a result of these changes, in the first quarter of 1998, the Company began evaluating its then 46% investment in Treadco. This evaluation resulted in the Company's January 1999 proposal to Treadco's Board of Directors for the Company to acquire all outstanding Treadco common stock. The Company believed this would lower costs associated with Treadco being a small public company, lower state income tax costs and other tax benefits available to the Company if Treadco were a wholly owned subsidiary, and maximize its flexibility in managing Treadco in this changing environment. As these changes continued to evolve throughout 1999 and 2000, the Company concluded that an alliance of Treadco with one of the major new tire manufacturers, who were expanding their presence in the retread industry, provided Treadco the best opportunity at long-term survival and maximized its current value to the Company. In September 2000, the Company entered into its agreement with Goodyear, which created Wingfoot and gave the Company the right to "put" its interest to Goodyear. See further discussion in the Company's management's discussion comparison of 2002 to 2001.

INTEREST

Interest expense was $12.6 million for 2001 compared to $16.7 million for 2000. The decline resulted from lower average debt levels when 2001 is compared to 2000.

INCOME TAXES

The difference between the effective tax rate for 2001 and the federal statutory rate resulted from state income taxes, amortization of nondeductible goodwill and other nondeductible expenses, as well as the impact of the $1.9 million tax benefit resulting from the resolution of certain tax contingencies arising in prior years (see Note E).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

SEASONALITY

ABF is affected by seasonal fluctuations, which affects its tonnage to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Clipper's operations are similar to operations at ABF with revenues being weaker in the first quarter and stronger during the months of June through October.

ENVIRONMENTAL MATTERS

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 77 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company's underground tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $195,000 over the last 10 years primarily at seven sites), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2002, the Company has accrued approximately $2.7 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines which have variable interest rates. In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.825% and 0.575% at December 31, 2002 and 2001, respectively). This instrument is recorded on the balance sheet of the Company in other liabilities (see Note B). Details regarding the swap, as of December 31, 2002, are as follows:

        NOTIONAL                                 RATE                            RATE                   FAIR
         AMOUNT            MATURITY              PAID                          RECEIVED             VALUE (2)(3)
        --------           --------              ----                          --------             ------------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement     LIBOR rate (1)           ($9.9) million
                                         Margin (0.825%)                  Plus Credit Agreement
                                                                          Margin (0.825%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2002 to terminate the agreement.

(3) The swap value changed from ($5.4) million at December 31, 2001. The fair value is impacted by changes in rates of similarly termed Treasury instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amount of the Company's borrowings under its Revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. The fair value of the Company's other long-term debt was estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                             2002                         2001
                                    CARRYING        FAIR        CARRYING        FAIR
                                     AMOUNT         VALUE        AMOUNT         VALUE
                                     ------         -----        ------         -----
                                                       ($ thousands)
Cash and cash equivalents ....      $ 39,644      $ 39,644      $ 14,860      $ 14,860
Short-term debt ..............      $    133      $    127      $     24      $     24
Long-term debt ...............      $111,647      $111,610      $114,917      $114,498

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 2002, outstanding debt obligations under the Credit Agreement periodically exceeded $110.0 million. The Company's highest borrowings during 2002 reached $126.1 million, and the average borrowings during the year were $111.3 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings.

The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF and Clipper based on increases in diesel fuel prices compared to relevant indexes.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to approximately 1.0% of total revenues for 2002. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2002 or 2001.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Arkansas Best Corporation

We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note C to the financial statements, in 2002, the Company changed its method of accounting for goodwill.


                                        Ernst & Young LLP

Little Rock, Arkansas
January 20, 2003,
except for Note S, as to which the date is January 23, 2003

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31
                                                               2002           2001
                                                             --------      --------
                                                                 ($ thousands)
ASSETS

CURRENT ASSETS
   Cash and cash equivalents ..........................      $ 39,644      $ 14,860
   Accounts receivable, less allowances
     (2002 - $2,942; 2001 - $3,483) ...................       130,769       116,430
   Prepaid expenses ...................................         7,787         6,803
   Deferred income taxes ..............................        26,443        22,193
   Federal and state income taxes prepaid .............            --         2,647
   Other ..............................................         3,729         4,027
                                                             --------      --------
      TOTAL CURRENT ASSETS ............................       208,372       166,960

PROPERTY, PLANT AND EQUIPMENT
   Land and structures ................................       223,107       214,856
   Revenue equipment ..................................       343,100       334,622
   Service, office and other equipment ................        91,054        79,268
   Leasehold improvements .............................        12,983        12,359
                                                             --------      --------
                                                              670,244       641,105
   Less allowances for depreciation and amortization ..       330,841       306,928
                                                             --------      --------
                                                              339,403       334,177

INVESTMENT IN WINGFOOT ................................        59,341        59,341

OTHER ASSETS ..........................................        82,242        58,949

ASSETS HELD FOR SALE ..................................         3,203         2,402

GOODWILL, less accumulated amortization
   (2002 - $32,037; 2001 - $44,469) ...................        63,811       101,324
                                                             --------      --------

                                                             $756,372      $723,153
                                                             ========      ========

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31
                                                                          2002             2001
                                                                        ---------       ---------
                                                                              ($ thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft and drafts payable .............................      $   7,808       $   6,515
   Accounts payable ..............................................         58,442          50,366
   Federal and state income taxes ................................          5,442              --
   Accrued expenses ..............................................        123,294         121,423
   Current portion of long-term debt .............................            328          14,834
                                                                        ---------       ---------
      TOTAL CURRENT LIABILITIES ..................................        195,314         193,138

LONG-TERM DEBT, less current portion .............................        112,151         115,003

FAIR VALUE OF INTEREST RATE SWAP .................................          9,853           5,383

OTHER LIABILITIES ................................................         59,938          40,097

DEFERRED INCOME TAXES ............................................         23,656          31,736

FUTURE MINIMUM RENTAL COMMITMENTS, NET
    (2002 - $42,494; 2001 - $46,124) .............................             --              --

OTHER COMMITMENTS AND CONTINGENCIES ..............................             --              --

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value, authorized 70,000,000 shares;
      issued 2002:  24,972,086 shares; 2001:  24,542,163 shares ..            250             245
   Additional paid-in capital ....................................        211,567         204,463
   Retained earnings .............................................        154,455         137,635
   Treasury stock, at cost, 2002 and 2001: 59,782 shares .........           (955)           (955)
   Accumulated other comprehensive loss ..........................         (9,857)         (3,592)
                                                                        ---------       ---------
      TOTAL STOCKHOLDERS' EQUITY .................................        355,460         337,796
                                                                        ---------       ---------

                                                                        $ 756,372       $ 723,153
                                                                        =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                                          YEAR ENDED DECEMBER 31
                                                                                  2002              2001              2000
                                                                              -----------       -----------       -----------
                                                                                     ($ thousands, except per share data)
OPERATING REVENUES
   Transportation operations ...........................................      $ 1,422,297       $ 1,526,206       $ 1,683,212
   Tire operations .....................................................               --                --           156,355
                                                                              -----------       -----------       -----------
                                                                                1,422,297         1,526,206         1,839,567
                                                                              -----------       -----------       -----------

OPERATING EXPENSES AND COSTS
   Transportation operations ...........................................        1,354,076         1,450,272         1,546,847
   Tire operations .....................................................               --                --           152,568
                                                                              -----------       -----------       -----------
                                                                                1,354,076         1,450,272         1,699,415
                                                                              -----------       -----------       -----------

OPERATING INCOME .......................................................           68,221            75,934           140,152

OTHER INCOME (EXPENSE)
   Net gains on sales of property and other ............................            3,524               918             2,608
   Gain on sale of G.I. Trucking Company ...............................               --             4,642                --
   Fair value net gain - Wingfoot ......................................               --                --             5,011
   IRS interest settlement .............................................            5,221                --                --
   Interest expense ....................................................           (8,097)          (12,636)          (16,687)
   Other, net ..........................................................             (238)           (2,139)           (1,961)
                                                                              -----------       -----------       -----------
                                                                                      410            (9,215)          (11,029)
                                                                              -----------       -----------       -----------

INCOME BEFORE INCOME TAXES .............................................           68,631            66,719           129,123

FEDERAL AND STATE INCOME TAXES
   Current .............................................................           19,464            25,367            42,851
   Deferred ............................................................            8,412               (52)           10,117
                                                                              -----------       -----------       -----------
                                                                                   27,876            25,315            52,968
                                                                              -----------       -----------       -----------

INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE .......................................           40,755            41,404            76,155
                                                                              -----------       -----------       -----------

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX BENEFITS OF $13,580 ............................          (23,935)               --                --
                                                                              -----------       -----------       -----------

NET INCOME .............................................................           16,820            41,404            76,155
   Preferred stock dividends ...........................................               --             2,487             4,122
                                                                              -----------       -----------       -----------

NET INCOME FOR COMMON STOCKHOLDERS .....................................      $    16,820       $    38,917       $    72,033
                                                                              ===========       ===========       ===========

NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Income before cumulative effect of change in accounting principle ...      $      1.65       $      1.79       $      3.62
   Cumulative effect of change in accounting principle, net of tax .....            (0.97)               --                --
                                                                              -----------       -----------       -----------
NET INCOME PER SHARE (BASIC) ...........................................      $      0.68       $      1.79       $      3.62
                                                                              ===========       ===========       ===========
DILUTED:
   Income before cumulative effect of change in accounting principle ...      $      1.60       $      1.66       $      3.17
   Cumulative effect of change in accounting principle, net of tax .....            (0.94)               --                --
                                                                              -----------       -----------       -----------
NET INCOME PER SHARE (DILUTED) .........................................      $      0.66       $      1.66       $      3.17
                                                                              ===========       ===========       ===========


CASH DIVIDENDS PAID PER COMMON SHARE ...................................      $        --       $        --       $        --
                                                                              ===========       ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                       PREFERRED STOCK         COMMON STOCK
                                                      -----------------      -----------------
                                                      SHARES     AMOUNT      SHARES     AMOUNT
                                                      ------     ------      ------     ------
                                                                    (thousands)
BALANCES AT JANUARY 1, 2000 ....................       1,495      $ 15       19,752      $197

  Net income ...................................                    --                     --

    Total comprehensive income .................

  Issuance of common stock .....................                    --          467         5
  Tax effect of stock options exercised ........                    --                     --
  Purchase of preferred stock ..................        (105)       (1)                    --
  Purchase of treasury stock ...................                    --                     --
  Dividends paid on preferred stock ............                    --                     --
                                                      ------      ----       ------      ----

BALANCES AT DECEMBER 31, 2000 ..................       1,390        14       20,219       202

  Net income ...................................                    --                     --
  Fair value of interest rate swap,
    net of tax benefits of  $2,094 (a) .........                    --                     --
  Foreign currency translation,
    net of tax benefits of $193 (b) ............                    --                     --

      Total comprehensive income ...............

  Issuance of common stock .....................                    --          811         8
  Tax effect of stock options exercised ........                    --                     --
  Purchase of preferred stock ..................          (7)       --                     --
  Conversion of preferred stock
    to common ..................................      (1,383)      (14)       3,512        35
  Dividends paid on preferred stock ............                    --                     --
  Fair value of G.I. Trucking and Treadco
    officer stock options and other ............                    --                     --
                                                      ------      ----       ------      ----

BALANCES AT DECEMBER 31, 2001 ..................          --        --       24,542       245

  Net income ...................................                    --                     --
  Change in fair value of interest rate swap,
    net of tax benefits of $1,739 (a) ..........                    --                     --
  Change in foreign currency translation,
    net of tax benefits of $4 (b)  .............                    --                     --
  Minimum pension liability,
    net of tax benefits of $2,245 (c) ..........                    --                     --
      Total comprehensive income ...............
  Issuance of common stock .....................                    --          430         5
  Tax effect of stock options exercised ........                    --                     --
  Change in fair value of Treadco
    officer stock options ......................                    --                     --
                                                      ------      ----       ------      ----

BALANCES AT DECEMBER 31, 2002 ..................          --      $ --       24,972      $250
                                                      ======      ====       ======      ====

                                                                                    ACCUMULATED
                                                     ADDITIONAL                        OTHER
                                                       PAID-IN        RETAINED     COMPREHENSIVE   TREASURY       TOTAL
                                                       CAPITAL        EARNINGS          LOSS        STOCK         EQUITY
                                                       -------        --------          ----        -----         ------
                                                                                    (thousands)
BALANCES AT JANUARY 1, 2000 ....................      $ 194,155       $  26,685       $    --       $  --       $ 221,052

  Net income ...................................             --          76,155            --          --          76,155
                                                                                                                ---------
    Total comprehensive income .................                                                                   76,155
                                                                                                                ---------
  Issuance of common stock .....................          3,829              --            --          --           3,834
  Tax effect of stock options exercised ........            150              --            --          --             150
  Purchase of preferred stock ..................         (3,923)             --            --          --          (3,924)
  Purchase of treasury stock ...................             --              --            --        (955)           (955)
  Dividends paid on preferred stock ............             --          (4,122)           --          --          (4,122)
                                                      ---------       ---------       -------       -----       ---------

BALANCES AT DECEMBER 31, 2000 ..................        194,211          98,718            --        (955)        292,190

  Net income ...................................             --          41,404            --          --          41,404
  Fair value of interest rate swap,
    net of tax benefits of  $2,094 (a) .........             --              --        (3,289)         --          (3,289)
  Foreign currency translation,
    net of tax benefits of $193 (b) ............             --              --          (303)         --            (303)
                                                                                                                ---------
      Total comprehensive income ...............                                                                   37,812
                                                                                                                ---------
  Issuance of common stock .....................          7,638              --            --          --           7,646
  Tax effect of stock options exercised ........          1,510              --            --          --           1,510
  Purchase of preferred stock ..................           (414)             --            --          --            (414)
  Conversion of preferred stock
    to common ..................................            (21)             --            --          --              --
  Dividends paid on preferred stock ............             --          (2,487)           --          --          (2,487)
  Fair value of G.I. Trucking and Treadco
    officer stock options and other ............          1,539              --            --          --           1,539
                                                      ---------       ---------       -------       -----       ---------

BALANCES AT DECEMBER 31, 2001 ..................        204,463         137,635        (3,592)       (955)        337,796

  Net income ...................................             --          16,820            --          --          16,820
  Change in fair value of interest rate swap,
    net of tax benefits of $1,739 (a) ..........             --              --        (2,731)         --          (2,731)
  Change in foreign currency translation,
    net of tax benefits of $4 (b)  .............              4              --            (6)         --              (2)
  Minimum pension liability,
    net of tax benefits of $2,245 (c) ..........             --              --        (3,528)         --          (3,528)
                                                                                                                ---------
      Total comprehensive income ...............                                                                   10,559
                                                                                                                ---------
  Issuance of common stock .....................          3,908              --            --          --           3,913
  Tax effect of stock options exercised ........          3,224              --            --          --           3,224
  Change in fair value of Treadco
    officer stock options ......................            (32)             --            --          --             (32)
                                                      ---------       ---------       -------       -----       ---------

BALANCES AT DECEMBER 31, 2002 ..................      $ 211,567       $ 154,455       $(9,857)      $(955)      $ 355,460
                                                      =========       =========       =======       =====       =========

The accompanying notes are an integral part of the consolidated financial statements.

(a) The accumulated loss from the fair value of the interest rate swap in accumulated other comprehensive loss is $3.3 million, net of tax benefits of $2.1 million at December 31, 2001 and $6.0 million, net of tax benefits of $3.8 million at December 31, 2002.

(b) The accumulated loss from the foreign currency translation in accumulated other comprehensive loss is $0.3 million, net of tax benefits of $0.2 million at both December 31, 2001 and 2002.

(c) The minimum pension liability included in accumulated other comprehensive loss at December 31, 2002 is $3.5 million, net of tax benefits of $2.2 million (see Note K).

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED DECEMBER 31
                                                                          2002           2001            2000
                                                                        --------       --------       ---------
                                                                                     ($ thousands)
OPERATING ACTIVITIES
   Net income ....................................................      $ 16,820       $ 41,404       $  76,155
   Adjustments to reconcile net income
     to net cash provided by operating activities:
      Change in accounting principle, net of tax .................        23,935             --              --
      Depreciation and amortization ..............................        49,219         50,315          52,186
      Amortization of goodwill ...................................            --          4,053           4,051
      Amortization of deferred financing costs ...................           275            180             217
      Provision for losses on accounts receivable ................         1,593          2,966           3,797
      Provision for deferred income taxes ........................         8,412            (52)         10,117
      Gain on sales of assets and other ..........................        (3,430)        (2,322)         (3,250)
      Gain on sale of G.I. Trucking Company ......................            --         (4,642)             --
      Fair value net gain - Wingfoot .............................            --             --          (5,011)
      Changes in operating assets and liabilities,
        net of sales and exchanges:
         Receivables .............................................       (15,914)        35,236         (12,568)
         Prepaid expenses ........................................          (982)          (136)           (929)
         Other assets ............................................       (12,631)       (10,892)         (8,023)
         Accounts payable, bank drafts payable, taxes payable,
           accrued expenses and other liabilities ................        21,371        (51,263)         10,996
                                                                        --------       --------       ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ........................        88,668         64,847         127,738
                                                                        --------       --------       ---------

INVESTING ACTIVITIES
   Purchases of property, plant and equipment,
     less capitalized leases and notes payable ...................       (55,668)       (74,670)        (93,585)
   Proceeds from asset sales .....................................        11,874         10,132           9,784
   Proceeds from the sale of G.I. Trucking Company ...............            --         40,455              --
   Capitalization of internally developed software and other .....        (4,381)        (2,817)         (3,499)
                                                                        --------       --------       ---------
NET CASH USED BY INVESTING ACTIVITIES ............................       (48,175)       (26,900)        (87,300)
                                                                        --------       --------       ---------

FINANCING ACTIVITIES
   Borrowings under revolving credit facilities ..................        61,200         92,800         110,000
   Payments under revolving credit facilities ....................       (61,200)       (92,800)       (101,300)
   Payments on long-term debt ....................................       (15,191)       (23,234)        (16,359)
   Retirement of bonds ...........................................        (4,983)       (23,174)         (4,781)
   Purchase of preferred stock ...................................            --           (414)         (3,924)
   Dividends paid on preferred stock .............................            --         (2,487)         (4,122)
   Net increase (decrease) in bank overdraft .....................         1,379        (18,165)          9,441
   Other, net ....................................................         3,086          7,645           3,030
                                                                        --------       --------       ---------
NET CASH USED BY FINANCING ACTIVITIES ............................       (15,709)       (59,829)         (8,015)
                                                                        --------       --------       ---------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS ..............................................        24,784        (21,882)         32,423
   Cash and cash equivalents at beginning of period ..............        14,860         36,742           4,319
                                                                        --------       --------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .......................      $ 39,644       $ 14,860       $  36,742
                                                                        ========       ========       =========

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier transportation operations and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company and related companies ("Clipper"); FleetNet America, LLC ("FleetNet"); and until August 1, 2001, G.I. Trucking Company ("G.I. Trucking") (see Note Q). The Company's operations included the truck tire retreading and new tire sales operations of Treadco, Inc. ("Treadco") until October 31, 2000 (see Note P).

Approximately 77% of ABF's employees are covered under a five-year collective bargaining agreement, which began on April 1, 1998, with the International Brotherhood of Teamsters ("IBT"). The Company's current five-year agreement with the IBT expires on March 31, 2003. On February 6, 2003, the Company announced that a tentative new five-year collective bargaining agreement had been reached, subject to ratification by the freight members of the IBT. The agreement provides for annual contractual wage and benefit increases of approximately 3.2%
- 3.4%. The effective date of the new agreement is April 1, 2003.

On September 13, 2000, Treadco entered into an agreement with The Goodyear Tire & Rubber Company ("Goodyear") to contribute its business to a new limited liability company called Wingfoot Commercial Tire Systems, LLC ("Wingfoot") (see Note P). The transaction closed on October 31, 2000.

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes") (see Note Q).

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

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada. ABF, the Company's largest subsidiary, which represented approximately 90.0% of the Company's annual revenues for 2002, had no single customer representing more than 3.0% of its revenues during 2002 and no single customer representing more than 3.0% of its accounts receivable balance during 2002. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company provides an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management's expectations.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

ALLOWANCES: The Company maintains allowances for doubtful accounts, revenue adjustments and deferred tax assets. The Company's allowance for doubtful accounts represents an estimate of potential accounts receivable write-offs associated with recognized revenue based on historical trends and factors surrounding the credit risk of specific customers. The Company writes off accounts receivable when it has determined it appropriate to turn them over to a collection agency. Receivables written off are charged against the allowance. The Company's allowance for revenue adjustments represents an estimate of potential revenue adjustments associated with recognized revenue based upon historical trends. The Company's valuation allowance against deferred tax assets is established by evaluating whether the benefits of its deferred tax assets will be realized through the reduction of future taxable income.

IMPAIRMENT ASSESSMENT OF LONG-LIVED ASSETS: On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 ("FAS 144"), Accounting for the Impairment and Disposal of Long-Lived Assets. The Company reviews its long-lived assets, including property, plant, equipment and capitalized software, that are held and used in its motor carrier operations and intermodal operations businesses for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, as required by FAS 144. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows, less the future cash outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss or review its depreciation policies as may be appropriate. No such events or circumstances were present, indicating the Company's long-lived assets would not be recoverable at December 31, 2002. The Company considers a long-lived asset as abandoned when it ceases to be used. The Company records impairment losses resulting from such abandonment in operating income. During 2002, ABF abandoned $0.1 million of capitalized software, which it ceased to use. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell.

Assets held for sale represent primarily ABF's non-operating freight terminals and older revenue equipment that is no longer in service. Assets held for sale are carried at the lower of their carrying value or fair value less costs to sell. Write-downs to fair value less costs to sell are reported below the operating income line in gains or losses on sales of property, in the case of real property, or above the operating income line as gains or losses on sales of equipment, in the case of revenue or other equipment. Assets held for sale are expected to be disposed of by selling the properties or assets to a third party within the next 12 to 24 months.

Total assets held for sale at December 31, 2001 were $2.4 million. During 2002, additional assets of $3.5 million were identified and reclassified to assets held for sale. Non-operating terminals and revenue equipment carried at $2.7 million were sold for a gain of $3.7 million, of which $3.5 million related to real estate and was reported below the operating line and $0.2 million was related to equipment and reported in operating income. During 2002, the Company recorded a $0.2 million loss from a write-down related to real estate, which was reported below the operating line.

PROPERTY, PLANT AND EQUIPMENT INCLUDING REPAIRS AND MAINTENANCE: Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures - 15 to 20 years; revenue equipment - 3 to 12 years; other equipment - 3 to 10 years; and leasehold improvements - 4 to 20 years. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Unless fair value can be determined, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life.

COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE, INCLUDING WEBSITE DEVELOPMENT COSTS: The Company accounts for internally developed software in accordance with Statement of Position No. 98-1 ("SOP 98-1"), Accounting for Costs of Computer Software Developed for or Obtained for Internal Use. As a result, the Company capitalizes qualifying computer software costs incurred during the "application development stage." For financial reporting purposes, capitalized software costs are amortized by the straight-line method over 24 to 60 months. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period. In March 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-2 ("EITF 00-2"), Accounting for Website Development Costs. EITF 00-2 did not change the Company's practices, described above, with respect to website development costs.

GOODWILL: On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. Under the provisions of FAS 142, goodwill is no longer amortized but reviewed annually for impairment. At December 31, 2002, the Company's assets included goodwill from a 1988 leveraged buyout ("LBO") transaction of $63.8 million related to ABF. As prescribed by FAS 142, the Company uses the fair value method in determining recoverable goodwill. The fair value method uses a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows (see Note C regarding the Company's transitional impairment testing of ABF and Clipper goodwill, which resulted in the write-off of the Clipper goodwill during the first quarter of 2002). The Company performed the annual impairment testing on its ABF goodwill based upon operations and fair value at January 1, 2003 and found there to be no impairment.

INCOME TAXES: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences arising from the 1988 LBO and from a 1995 acquisition, as well as to the timing of the depreciation and cost recovery deductions previously described and to temporary differences in the recognition of certain revenues and expenses of carrier operations.

REVENUE RECOGNITION: Motor carrier revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. In accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, in the fourth quarter of 2000, the Company changed Clipper's revenue recognition method from a method of recognizing revenue when freight was received from the shipper with the accrual of the estimated direct costs to complete the delivery of freight in transit, to a method where Clipper's revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. This method conforms Clipper's revenue recognition method to the Company's motor carrier revenue recognition method prescribed by Emerging Issues Task Force Issue No. 91-9 ("EITF 91-9"), Revenue and Expense Recognition for Freight Services in Process. The change was a change in accounting principle under Accounting Principles Board Opinion No. 20 ("APB 20"). The impact of the change was immaterial. Treadco tire operations revenue was recognized generally at the point when goods or services were provided to the customers (see Note P).

EARNINGS (LOSS) PER SHARE: The calculation of earnings (loss) per share is based on the weighted-average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of Common Stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share. The calculation of basic earnings per share reduces income available to common stockholders by Preferred Stock dividends paid or accrued during the period (see Note H).

STOCK-BASED COMPENSATION: At December 31, 2002, the Company had three stock option plans, which are described more fully in Note H. The 2002 plan allows for the granting of stock options as well as two types of

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

stock appreciation rights ("SAR's") which are payable in shares or cash. Employer SAR's allow the Company to decide, when an option is exercised, to treat the exercise as an SAR. Employee SAR's allow the optionee to decide, when exercising an option, to treat it as an SAR. During 2002, the Company granted 7,500 Employer SAR's in conjunction with a stock option grant of 7,500 shares to a member of the Board of Directors. Employer SAR's may be exercised at the Company's discretion. At December 31, 2002, no employees had stock appreciation rights which were outstanding. The Company accounts for stock options under the "intrinsic value method" and the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related interpretations, including Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation. During the fourth quarter of 2002, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148 ("FAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. No stock-based employee compensation expense is reflected in net income, as all options granted under the Company's plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

The Company has elected to use the APB 25 intrinsic value method because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation requires the use of theoretical option valuation models, such as the Black-Scholes model, that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

For companies accounting for their stock-based compensation under the APB 25 intrinsic value method, pro forma information regarding net income and earnings per share is required and is determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for these options is estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.0%, 5.4% and 5.2%; dividend yields of .01%, .01% and .01%; volatility factors of the expected market price of the Company's Common Stock of .56, .57 and .46; and a weighted-average expected life of the option of 9.5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition under FAS 123 and FAS 148 to stock-based employee compensation (in thousands except for earnings-per-share information):

                                                                          DECEMBER 31
                                                                 2002         2001         2000
                                                               -------      -------      -------
Net income - as reported ................................      $16,820      $41,404      $76,155
Less total stock option expense determined under fair
  value-based methods for all awards, net of tax ........       (2,188)      (1,831)        (825)
                                                               -------      -------      -------

Net income - pro forma ..................................      $14,632      $39,573      $75,330
                                                               =======      =======      =======

Net income per share - as reported (basic) ..............      $  0.68      $  1.79      $  3.62
                                                               =======      =======      =======

Net income per share - as reported (diluted) ............      $  0.66      $  1.66      $  3.17
                                                               =======      =======      =======

Net income per share - pro forma (basic) ................      $  0.59      $  1.70      $  3.58
                                                               =======      =======      =======

Net income per share - pro forma (diluted) ..............      $  0.59      $  1.59      $  3.13
                                                               =======      =======      =======

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

CLAIMS LIABILITIES: The Company is self-insured up to certain limits for workers' compensation, certain third-party casualty claims and cargo loss and damage claims. Above these limits, the Company has purchased insurance coverage, which management considers to be adequate. The Company records an estimate of its liability for self-insured workers' compensation and third-party casualty claims which includes the incurred claim amount plus an estimate of future claim development calculated by applying the Company's historical claims development factors to its incurred claims amounts. The Company's liability also includes an estimate of incurred, but not reported, claims. Netted against this liability are amounts the Company expects to recover from insurance carriers and insurance pool arrangements. The Company records an estimate of its potential self-insured cargo loss and damage claims by estimating the amount of potential claims based on the Company's historical trends and certain event-specific information. The Company's claims liabilities have not been discounted.

INSURANCE-RELATED ASSESSMENTS: The Company accounts for insurance-related assessments in accordance with Statement of Position No. 97-3 ("SOP 97-3"), Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. At December 31, 2002 and 2001, the Company has recorded estimated liabilities of $0.6 million incurred for state guaranty fund assessments and other insurance-related assessments. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.

ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis with actual testing at some sites, and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not discounted or reduced for possible recoveries from insurance carriers or other third parties (see Note J).

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest rate swap agreements (see Notes F and M) and interest rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable or receivable from counter-parties is included in other current liabilities or current assets. In connection with the Company's adoption of Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities, the Company is required to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest rate swap agreements will be reported by the Company in interest expense.

The Company accounts for its derivative financial instruments in accordance with FAS 133. In February 1998, the Company entered into an interest rate swap agreement with an effective date of April 1, 1998 and a termination date of April 1, 2005 on a notional amount of $110.0 million. The Company's interest rate strategy is to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate of 5.845% (plus the Credit Agreement margin which was 0.825% and 0.575% at December 31, 2002 and 2001, respectively) on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

potential interest rate increases. The Company has designated its benchmark variable 30-day LIBOR-based interest rate on $110.0 million of borrowings under the Company's Credit Agreement as a hedged item under a cash flow hedge. If the Company had terminated the interest rate swap on December 31, 2002, it would have had to pay an estimated $9.9 million. The Company recorded liabilities of $9.9 million and $5.4 million, respectively, on its balance sheet in accordance with FAS 133, at December 31, 2002 and 2001, with changes in value included in other comprehensive income, net of income tax benefits.

The Company reported no gain or loss during 2002 or 2001 as a result of hedge ineffectiveness, other derivative instruments' gain or loss or the discontinuance of a cash flow hedge. Future changes in the swap arrangement (including termination of the swap agreement), swap notional amount, hedged portion or forecasted Credit Agreement borrowings below $110.0 million may result in a reclassification of any gain or loss reported in other comprehensive income, into earnings, as interest expense.

COSTS OF START-UP ACTIVITIES: The Company expenses certain costs associated with start-up activities as they are incurred.

COMPREHENSIVE INCOME: The Company reports the classification components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated statements of stockholders' equity. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income. At December 31, 2002 and 2001, other comprehensive income consists of changes in the fair value of the Company's interest rate swap, net of tax benefits (see Note M), changes in foreign currency translation adjustments, net of tax benefits and a minimum pension liability related to the Company's supplemental pension benefit plan, net of tax benefits (see Note K).

SEGMENT INFORMATION: The Company uses the "management approach" for determining appropriate segment information to disclose. The management approach is based on the way management organizes the segments within the Company for making operating decisions and assessing performance.

INVESTMENT IN WINGFOOT: The Company's investment in Wingfoot represents a 19% interest in Wingfoot Commercial Tire Systems, LLC (see Note P). The transaction, which created Wingfoot, was accounted for at fair value, as prescribed by Emerging Issues Task Force Issue No. 00-5 ("EITF 00-5"), Determining Whether a Nonmonetary Transaction is an Exchange of Similar Productive Assets. The Company's investment is accounted for under the equity method, similar to a partnership investment. However, the Company does not share in the profits or losses of Wingfoot during the term of the Company's "Put" option, based upon the terms of the operating agreement.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE C - GOODWILL

On January 1, 2002, the Company adopted FAS 142. Under the provisions of FAS 142, the Company's goodwill intangible asset is no longer amortized but reviewed annually for impairment. At December 31, 2002, the Company's assets included goodwill of $63.8 million from an LBO transaction related to ABF. At December 31, 2001, the Company's assets included goodwill of $101.3 million of which $63.8 million related to ABF, as previously described, and $37.5 million related to the 1994 acquisition of Clipper.

The Company performed the required transitional impairment testing on its goodwill during the first quarter of 2002 based on January 1, 2002 values. The Company performed both the first and second phases of the transitional impairment testing on its Clipper goodwill and found the entire $37.5 million balance to be impaired. As a result, the Company recognized a non-cash impairment loss of $23.9 million, net of tax benefits of $13.6 million, as the cumulative effect of a change in accounting principle as provided in FAS 142. This impairment loss results from the change in method of determining recoverable goodwill from using undiscounted cash flows, as prescribed by Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, to the fair value method, as prescribed by FAS 142, determined by using a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows. The Company performed the first phase of impairment testing on its $63.8 million of LBO goodwill, which was based on ABF's operations and fair value at January 1, 2002. There was no indication of impairment with respect to this goodwill.

A comparison of the Company's net income and earnings per share for the years ended December 31, 2001 and 2000 shown on an adjusted basis, excluding goodwill amortization, to the Company's actual income before the cumulative effect change, net income (loss), and earnings per share for the year ended December 31, 2002 is as follows:

                                                                                      YEAR ENDED DECEMBER 31
                                                                              2002             2001            2000
                                                                           ----------       ----------      ----------
                                                                               ($ thousands, except per share data)
NET INCOME (LOSS)
Income before cumulative effect of change in accounting principle ...      $   40,755       $   41,404      $   76,155
Cumulative effect of change in accounting principle, net of tax .....         (23,935)              --              --
                                                                           ----------       ----------      ----------
Reported net income .................................................          16,820           41,404          76,155
Add back goodwill amortization, net of tax ..........................              --            3,411           3,409
                                                                           ----------       ----------      ----------
Adjusted net income .................................................      $   16,820       $   44,815      $   79,564
                                                                           ==========       ==========      ==========

NET INCOME (LOSS) PER COMMON SHARE BASIC:
Income before cumulative effect of change in accounting principle ...      $     1.65       $     1.79      $     3.62
Cumulative effect of change in accounting principle, net of tax .....           (0.97)              --              --
                                                                           ----------       ----------      ----------
Reported net income per common share ................................            0.68             1.79            3.62
Goodwill amortization, net of tax ...................................              --             0.16            0.17
                                                                           ----------       ----------      ----------
Adjusted net income per common share ................................      $     0.68       $     1.95      $     3.79
                                                                           ==========       ==========      ==========

NET INCOME (LOSS) PER COMMON SHARE DILUTED:
Income before cumulative effect of change in accounting principle ...      $     1.60       $     1.66      $     3.17
Cumulative effect of change in accounting principle, net of tax .....           (0.94)              --              --
                                                                           ----------       ----------      ----------
Reported net income per common share ................................            0.66             1.66            3.17
Goodwill amortization, net of tax ...................................              --             0.14            0.14
                                                                           ----------       ----------      ----------
Adjusted net income per common share ................................      $     0.66       $     1.80      $     3.31
                                                                           ==========       ==========      ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

On August 15, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("FAS 143"), Accounting for Asset Retirement Obligations. FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Statement is effective for the Company in 2003. The impact on the Company's financial statements and related disclosures is not expected to be material.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("FAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. The Statement is effective for the Company in 2003. The impact on the Company's financial statements and related disclosures is not expected to be material.

NOTE E - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                  DECEMBER 31
                                                                              2002          2001
                                                                            --------      --------
                                                                                 ($ thousands)
Deferred tax liabilities:
   Amortization, depreciation and basis differences
      for property, plant and equipment and other long-lived assets ...     $ 34,413      $ 39,434
   Revenue recognition ................................................        4,271         4,453
   Prepaid expenses ...................................................        1,854         4,489
   Other ..............................................................        5,934         6,146
                                                                            --------      --------
     Total deferred tax liabilities ...................................       46,472        54,522

Deferred tax assets:
   Accrued expenses ...................................................     $ 38,787      $ 35,952
   Fair value of interest rate swap ...................................        3,897         2,093
   Postretirement benefits other than pensions ........................        1,889         1,439
   State net operating loss carryovers ................................        2,196         2,175
   Basis difference in investment in Wingfoot .........................        1,130         1,112
   Other ..............................................................        4,088         5,600
                                                                            --------      --------
     Total deferred tax assets ........................................       51,987        48,371
     Valuation allowance for deferred tax assets ......................       (2,728)       (3,392)
                                                                            --------      --------
     Net deferred tax assets ..........................................       49,259        44,979
                                                                            --------      --------
Net deferred tax assets (liabilities) .................................     $  2,787      $ (9,543)
                                                                            ========      ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Significant components of the provision for income taxes are as follows:

                                                   YEAR ENDED DECEMBER 31
                                              2002           2001           2000
                                            --------       --------       --------
                                                        ($ thousands)
Current:
   Federal ............................     $ 17,675       $ 23,297       $ 37,439
   State ..............................        1,789          2,070          5,412
                                            --------       --------       --------
      Total current ...................       19,464         25,367         42,851
                                            --------       --------       --------

Deferred:
   Federal ............................        5,266         (2,274)         7,302
   State ..............................        3,146          2,222          2,815
                                            --------       --------       --------
      Total deferred ..................        8,412            (52)        10,117
                                            --------       --------       --------
Total income tax expense ..............     $ 27,876       $ 25,315       $ 52,968
                                            ========       ========       ========

A reconciliation between the effective income tax rate, as computed on income before income taxes, and the statutory federal income tax rate is presented in the following table:

                                                   YEAR ENDED DECEMBER 31
                                              2002           2001           2000
                                            --------       --------       --------
                                                        ($ thousands)
Income tax at the
 statutory federal rate of 35% ........     $ 24,021       $ 23,352       $ 45,193
Federal income tax effects of:
   State income taxes .................       (1,727)        (1,502)        (2,879)
   Nondeductible goodwill .............           --            841            841
   Other nondeductible expenses .......          790            623          1,704
   Resolution of tax contingencies ....           --         (1,943)            --
   Other ..............................         (143)          (348)          (118)
                                            --------       --------       --------
Federal income taxes ..................       22,941         21,023         44,741
State income taxes ....................        4,935          4,292          8,227
                                            --------       --------       --------
Total income tax expense ..............     $ 27,876       $ 25,315       $ 52,968
                                            ========       ========       ========
Effective tax rate ....................         40.6%          37.9%          41.0%
                                            ========       ========       ========

Income taxes of $18.6 million were paid in 2002, $39.9 million were paid in 2001 and $48.7 million were paid in 2000. 2001 includes $11.9 million in payments to the IRS related to the multiemployer pension issues that are discussed below. Income tax refunds amounted to $12.0 million in 2002, $7.6 million in 2001 and $2.9 million in 2000.

The tax benefit associated with stock options exercised amounted to $1.5 million for 2001 and $0.2 million for 2000. The benefit reflected in the 2002 financial statements is $3.2 million; however, this amount could increase as additional information becomes available to the Company regarding stock sales by employees during 2002. Tax benefits of stock options are not reflected in net income; rather, the benefits are credited to additional paid-in capital.

As of December 31, 2002, the Company had state net operating loss carryovers of approximately $26.0 million. State net operating loss carryovers expire generally in five to fifteen years.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

For financial reporting purposes, the Company had a valuation allowance of approximately $0.8 million for state net operating loss carryovers and $0.8 million for state tax benefits of tax deductible goodwill for which realization is uncertain. In addition, the Company had a valuation allowance of approximately $1.1 million related to the excess tax basis in its investment in Wingfoot (see Note P). During 2002, the net change in the valuation allowance was a $0.7 million decrease, which related to an increase of approximately $0.8 million in the valuation allowance for state tax benefits for deductible goodwill, a decrease of approximately $1.2 million resulting from the settlement of federal income tax returns for the years 1990 through 1994, and a decrease of approximately $0.3 million in the valuation allowance for state net operating loss carryovers.

During 2001, certain issues relating to the utilization of net operating losses and credits arising in prior years were resolved, resulting in a non-recurring tax benefit of approximately $1.9 million.

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of the deductibility of contributions to multiemployer pension plans. The Internal Revenue Service ("IRS") had previously raised the same issue with respect to the Company. There were certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company was involved in the administrative appeals process with the IRS regarding those factual differences beginning in 1997. During 2001, the Company paid approximately $33.0 million which represented a substantial portion of the tax and interest that would be due if the multiemployer pension issue was decided adversely to the Company, and which was accounted for in prior years as a part of the Company's net deferred tax liability and accrued expenses. In August 2002, the Company reached a settlement with the IRS of the multiemployer pension issue and all other outstanding issues relating to the Company's federal income tax returns for the years 1990 through 1994. The settlement resulted in a liability for tax and interest which was less than the liability the Company had estimated if the IRS prevailed on all issues. As a result of the settlement, the Company reduced its reserves for interest by approximately $5.2 million to reflect the reduction in the Company's liability for future cash payments of interest. The effect of this change resulted in an increase in the Company's net income per diluted common share of $0.12.

The Company's federal tax returns for 1995 and 1996 and the returns of an acquired company for 1994 and 1995 have been examined by the IRS, and the Company is involved in the administrative appeals process with the IRS. Resolution of the issues before the IRS is not expected to result in any significant additional liabilities to the Company.

NOTE F - LONG-TERM DEBT AND CREDIT AGREEMENTS

                                                                DECEMBER 31
                                                             2002         2001
                                                           --------     --------
                                                               ($ thousands)
Revolving credit agreement (1) .......................     $110,000     $110,000
Subordinated debentures (2) ..........................           --        4,811
Capitalized lease obligations (3) ....................          699       14,896
Other ................................................        1,780          130
                                                           --------     --------
                                                            112,479      129,837
Less current portion .................................          328       14,834
                                                           --------     --------
                                                           $112,151     $115,003
                                                           ========     ========

(1) On May 15, 2002, the Company entered into a new three-year $225.0 million Credit Agreement ("Credit Agreement") with Wells Fargo Bank Texas, National Association, as Administrative Agent and Lead Arranger; and Fleet National Bank and Suntrust Bank as Co-Syndication Agents; and

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

      Wachovia Bank, National Association, as Documentation Agent. The new Credit Agreement replaces the Company's five-year $250.0 million credit agreement dated as of June 12, 1998 with Wells Fargo Bank Texas, National Association, as Administrative Agent; and with Bank of America National Trust and Savings Association; and Wells Fargo Bank Texas, National Association, as Co-Documentation Agents, which was terminated on May 15, 2002. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $100.0 million sublimit for letters of credit) and extends into 2005. The Company's Credit Agreement allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Company's Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the approval of participating banks.

      At December 31, 2002, there were $110.0 million of Revolver Advances and approximately $66.4 million of outstanding letters of credit. At December 31, 2001, there were $110.0 million of Revolver Advances and approximately $23.6 million in outstanding letters of credit. The increase in outstanding letters of credit from December 31, 2001 to December 31, 2002 related primarily to a shift by the Company from surety bond coverage for workers' compensation self-insurance in certain states to letters of credit, which were more favorably priced. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment, real estate and eligible receivables. The borrowing base was $341.7 million at December 31, 2002, which would allow borrowings up to the $225.0 million limit specified by the Credit Agreement. The amount available for borrowing under the Credit Agreement at December 31, 2002 was $48.6 million.

      The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, including dividends, and dispositions of assets and require the Company to meet certain quarterly financial ratio tests. As of December 31, 2002, the Company was in compliance with the covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement.

      The Company's Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees and letter of credit fees. The pricing grid is based on the Company's senior debt rating agency ratings. A change in the Company's senior debt ratings could potentially impact its Credit Agreement pricing. In addition, if the Company's senior debt ratings fall below investment grade, the Company's Credit Agreement provides for limits on additional permitted indebtedness without lender approval, acquisition expenditures and capital expenditures. The Company is currently rated BBB by Standard & Poor's Rating Service ("S&P") and Baa3 by Moody's Investors Service, Inc. On October 21, 2002, S&P revised its outlook on the Company from stable to positive, citing, "...the trucking company's robust operating performance in a difficult environment." The Company has no downward rating triggers that would accelerate the maturity of its debt.

      The Company's facility fee on the credit facility amount of $225.0 million is 0.175%. At December 31, 2002, the effective average interest rate, including the facility fee and after considering the Company's fixed interest rate swap (see Note M), on Credit Agreement borrowings was 6.8%.

(2) On January 24, 2002, the Company called for redemption the remaining $5.0 million of WorldWay Corporation 6 1/4% Convertible Subordinated Debentures. The redemption date of the debentures was February 25, 2002, and the redemption price was the par value of each debenture plus accrued and unpaid interest to, but not including, the redemption date. The redemption resulted in a loss to the Company of $0.2 million. Bonds with a par value of $24.9 million were purchased in 2001 for approximately $23.2 million. Bonds with a par value of $5.0 million were purchased for approximately

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

      $4.5 million in 2000. The 2001 and 2000 bond retirements resulted in gains of $0.8 million and $0.4 million, respectively (included in other income).

(3) Capitalized lease obligations include approximately $0.7 million relative to leases of computer equipment with a weighted-average interest rate of approximately 7.7%. The net book value of the related assets was approximately $0.7 million at December 31, 2002.

Annual maturities on long-term debt, excluding capitalized lease obligations, in 2003 through 2007 aggregate approximately $0.1 million; $0.1 million; $110.2 million; $0.2 million; and $0.2 million, respectively.

Interest paid was $8.2 million in 2002, $32.3 million in 2001 and $13.8 million in 2000. Interest paid during 2001 includes $21.2 million in IRS interest payments (see Note E). Interest capitalized totaled $0.4 million in 2002, $0.3 million in 2001 and $0.2 million in 2000.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998 on a notional amount of $110.0 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.825% and 0.575% at December 31, 2002 and 2001, respectively) (see Note M).

The Company has guaranteed approximately $0.4 million that relates to a debt owed by The Complete Logistics Company ("CLC"), to the owner of a company CLC acquired in 1995. CLC was a wholly owned subsidiary of the Company until 1997, when CLC was sold. The Company's exposure to this guarantee declines by approximately $60,000 per year.

NOTE G - ACCRUED EXPENSES

                                                                            DECEMBER 31
                                                                         2002         2001
                                                                       --------     --------
                                                                           ($ thousands)
Accrued salaries, wages and incentive plans ......................     $ 20,791     $ 19,719
Accrued vacation pay .............................................       33,149       31,933
Accrued interest .................................................          589        1,584
Taxes other than income ..........................................        7,364        7,006
Loss, injury, damage and workers' compensation claims reserves ...       56,553       56,804
Other ............................................................        4,848        4,377
                                                                       --------     --------
                                                                       $123,294     $121,423
                                                                       ========     ========

NOTE H - STOCKHOLDERS' EQUITY

PREFERRED STOCK. In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock was convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends were $2.875 and were cumulative. The Preferred Stock was exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995 for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock was redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock had no

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

voting rights unless dividends were in arrears six quarters or more, at which time they had the right to elect two directors of the Company until all dividends had been paid.

On July 10, 2000, the Company purchased 105,000 shares of its Preferred Stock at $37.375 per share, for a total cost of $3.9 million. All of the shares purchased were retired. On August 13, 2001, the Company announced the call for redemption of its $2.875 Series A Cumulative Convertible Exchangeable Preferred Stock ("ABFSP"). As of August 10, 2001, 1,390,000 shares of Preferred Stock were outstanding. At the end of the extended redemption period on September 14, 2001, 1,382,650 shares of the Preferred Stock were converted to 3,511,439 shares of Common Stock. A total of 7,350 shares of Preferred Stock were redeemed at the redemption price of $50.58 per share. The Company paid $0.4 million to the holders of these shares in redemption of their Preferred Stock. Preferred Stock dividends of $2.5 million and $4.1 million were paid during 2001 and 2000. There were no Preferred Stock dividends paid during 2002.

TREASURY STOCK. At December 31, 2002 and 2001, the Company had 59,782 shares of treasury stock with a cost basis of $1.0 million. The shares were purchased at various times throughout 2000, as employees tendered shares they had held for six months or more as payments for the exercise price of stock options, as allowed by the Company's stock option plans.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. At December 31, 2002, the Company maintained three stock option plans: the 1992 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan and the 2002 Stock Option Plan, which provided for the granting of options to directors and key employees of the Company. The 1992 Stock Option Plan expired on December 31, 2001, and therefore, no new options can be granted under this plan. The 2000 Non-Qualified Stock Option Plan provided 1.0 million shares of Common Stock for the granting of options. The 2002 Stock Option Plan allows for the granting of 1.0 million options as well as two types of stock appreciation rights ("SAR's") which are payable in shares or cash. Employer SAR's allow the Company to decide, when an option is exercised, to treat the exercise as an SAR. Employee SAR's allow the optionee to decide, when exercising an option, to treat it as an SAR. During 2002, the Company granted 7,500 Employer SAR's in conjunction with a stock option grant of 7,500 shares to a member of the Board of Directors. Employer SAR's may be exercised at the Company's discretion. As of December 31, 2002, no employees had SAR's which were outstanding. All options or SAR's granted are exercisable starting 12 months after the grant date, with 20% of the shares or rights covered, thereby becoming exercisable at that time and with an additional 20% of the option shares or SAR's becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options or SAR's are granted for a term of 10 years.

As more fully described in the Company's accounting policies (see Note B), the Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, no stock-based employee compensation expense is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following table is a summary of the Company's stock option activity and related information for the years ended December 31:

                                                       2002                           2001                           2000
                                             --------------------------     --------------------------     -------------------------
                                                            WEIGHTED-                     WEIGHTED-                     WEIGHTED-
                                                             AVERAGE                       AVERAGE                       AVERAGE
                                             OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE     OPTIONS    EXERCISE PRICE
                                             -------     --------------     -------     --------------     -------    --------------
Outstanding - beginning of year .......     2,201,214        $15.78        2,235,731        $ 9.84        2,054,700       $ 8.28
Granted ...............................         7,500         23.53          819,201         25.71          691,398        13.62
Exercised .............................      (430,599)         9.13         (826,718)         9.66         (466,804)        8.91
Forfeited .............................       (10,000)        14.11          (27,000)        17.48          (43,563)        6.50
                                           ----------        ------       ----------        ------       ----------       ------
Outstanding - end of year .............     1,768,115        $17.44        2,201,214        $15.78        2,235,731       $ 9.84
                                           ==========        ======       ==========        ======       ==========       ======

Exercisable - end of year .............       684,411        $13.34          690,856        $ 8.55        1,052,554       $ 8.34
                                           ==========        ======       ==========        ======       ==========       ======

Estimated weighted-average fair
  value per share of options granted
   to employees during the year (1) ...                      $ 7.43                         $10.31                        $ 8.67
                                                             ======                         ======                        ======

(1) Considers the option exercise price, historical volatility, risk-free interest rate, weighted-average life of the options and dividend yields, under the Black-Scholes method.

The following table summarizes information concerning currently outstanding and exercisable options:

                                                 WEIGHTED-
                               NUMBER             AVERAGE         WEIGHTED-                          WEIGHTED-
                             OUTSTANDING         REMAINING         AVERAGE         EXERCISABLE        AVERAGE
        RANGE OF                AS OF           CONTRACTUAL       EXERCISE            AS OF          EXERCISE
     EXERCISE PRICES      DECEMBER 31, 2002        LIFE             PRICE       DECEMBER 31, 2002      PRICE
     ---------------      -----------------        ----             -----       -----------------      -----
         $4 - $6                  90,179            4.2            $ 5.12             90,179          $ 5.12
         $6 - $8                 266,900            4.9              7.26            178,700            7.08
         $8 - $10                 34,500            3.5              8.52             29,700            8.54
        $10 - $12                 33,000            5.0             10.51             25,500           10.49
        $12 - $14                534,268            6.9             13.50            184,867           13.36
        $14 - $16                 24,000            7.3             14.99              9,600           14.99
        $22 - $24                  7,500            9.3             23.53                 --              --
        $24 - $26                473,732            7.7             24.38            103,464           24.38
        $26 - $28                 20,000            8.0             26.81              4,000           26.81
        $28 - $30                284,036            8.9             28.05             58,401           28.05
                               ---------            ---            ------            -------          ------
                               1,768,115            6.9            $17.44            684,411          $13.34
                               =========            ===            ======            =======          ======

STOCKHOLDERS' RIGHTS PLAN. Each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at an exercise price of $80 per right. The rights are not currently exercisable, but could become exercisable if certain events occur, including the acquisition of 15% or more of the outstanding Common Stock of the Company. Under certain conditions, the rights will entitle holders, other than an acquirer in a non-permitted transaction, to purchase shares of Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2011 unless extended.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE I - LEASES AND COMMITMENTS

Rental expense amounted to approximately $13.0 million in 2002, $13.8 million in 2001, and $17.3 million in 2000.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 2002 for all noncancellable operating leases are as follows:

                                                                          EQUIPMENT
                                                                             AND
PERIOD                                           TOTAL       TERMINALS      OTHER
------                                           -----       ---------      -----
                                                           ($ thousands)
2003 ....................................       $10,610       $10,329       $281
2004 ....................................         8,045         7,990         55
2005 ....................................         6,782         6,727         55
2006 ....................................         5,846         5,819         27
2007 ....................................         4,668         4,660          8
Thereafter ..............................         6,543         6,543         --
                                                -------       -------       ----
                                                $42,494       $42,068       $426
                                                =======       =======       ====

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $1.1 million at December 31, 2002.

The future minimum payments under capitalized leases at December 31, 2002 consisted of the following ($ thousands):

      2003 ......................................................     $242
      2004 ......................................................      242
      2005 ......................................................      242
      2006 ......................................................       64
      2007 ......................................................        4
                                                                      ----
      Total minimum lease payments ..............................      794
      Amounts representing interest .............................       95
                                                                      ----
      Present value of net minimum leases
        included in long-term debt (see Note F) .................     $699
                                                                      ====

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Assets held under capitalized leases are included in property, plant and equipment as follows:

                                                                 DECEMBER 31
                                                               2002        2001
                                                             -------     -------
                                                                ($ thousands)
Revenue equipment ......................................     $    --     $34,587
Other equipment ........................................       1,013         583
                                                             -------     -------
                                                               1,013      35,170
Less accumulated amortization ..........................         334      20,573
                                                             -------     -------
                                                             $   679     $14,597
                                                             =======     =======

Capital lease obligations of $0.9 million were incurred for the year ended December 31, 2002. No capital lease obligations were incurred in the years ended December 31, 2001 and 2000. Capital lease amortization is included in depreciation expense.

Commitments to purchase revenue equipment, which are cancellable by the Company if certain conditions are met, aggregated approximately $30.6 million at December 31, 2002.

NOTE J - LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS AND OTHER EVENTS

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

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 77 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company's underground tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $195,000 over the last 10 years primarily at seven sites), or believes its obligations with respect to such sites would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2002, the Company has accrued approximately $2.7 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE K - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries have noncontributory defined benefit pension plans covering substantially all noncontractual employees. Benefits are generally based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum contributions not to exceed the maximum amount deductible under the Internal Revenue Code. The plans' assets are held in trust funds and are primarily invested in equity and fixed income securities. At December 31, 2002, the plans' assets are invested as follows: 54.3% in equity securities and 45.7% in fixed income securities. Additionally, the Company participates in several multiemployer plans that provide defined benefits to the Company's union employees. In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the multiemployer plans' unfunded vested benefits, the amount of which, if any, has not been determined, but which would be material.

The Company also has unfunded supplemental pension benefit plans for the purpose of supplementing benefits under the Company's defined benefit plans. The plans will pay sums in addition to amounts payable under the defined benefit plans to eligible participants. Participation in the plans is limited to employees of the Company who are participants in the Company's defined benefit plans and who are designated as participants in the plans by the Company's Board of Directors. The plans provide that upon a participant's termination, the participant may elect either a lump-sum payment or a deferral of receipt of the benefit. The supplemental pension benefit plans include a provision that benefits accrued under the plans will be paid in the form of a lump sum following a change-in-control of the Company.

The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life insurance, accident and vision care to certain full-time officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following is a summary of the changes in benefit obligations and plan assets for the defined benefit plans, the supplemental pension benefit plans and the postretirement health benefit plans:

                                                                                YEAR ENDED DECEMBER 31
                                                   ------------------------------------------------------------------------------
                                                                                     SUPPLEMENTAL            POSTRETIREMENT
                                                       PENSION BENEFITS              PENSION PLANS           HEALTH BENEFITS
                                                      2002            2001        2002           2001        2002          2001
                                                   ---------       ---------    --------       --------    --------       -------
                                                                                     ($ thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year .........  $ 131,351       $ 158,349    $ 26,176       $ 27,956    $  9,016       $ 6,703
Service cost ....................................      6,389           7,448         769            753         115            86
Interest cost ...................................      9,249          11,217       1,658          1,595         860           622
Sale of G.I. Trucking Company (see Note Q) ......         --         (46,214)         --             --          --            --
Actuarial (gain) loss and other .................      5,583          14,013       2,740         (4,128)      7,759         2,228
Benefits and expenses paid ......................    (10,965)        (13,462)     (2,617)            --        (770)         (623)
                                                   ---------       ---------    --------       --------    --------       -------
Benefit obligation at end of year ...............    141,607         131,351      28,726         26,176      16,980         9,016
                                                   ---------       ---------    --------       --------    --------       -------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ..    132,416         192,287          --             --          --            --
Actual return on plan assets and other ..........     (9,791)         (1,476)         --             --          --            --
Employer contributions ..........................     15,747             225       2,617             --         770           623
Sale of G.I. Trucking Company (see Note Q) ......         --         (45,158)         --             --          --            --
Benefits and expenses paid ......................    (10,965)        (13,462)     (2,617)            --        (770)         (623)
                                                   ---------       ---------    --------       --------    --------       -------
Fair value of plan assets at end of year ........    127,407         132,416          --             --          --            --
                                                   ---------       ---------    --------       --------    --------       -------

Funded status ...................................    (14,200)          1,065     (28,726)       (26,176)    (16,980)       (9,016)
Unrecognized net actuarial loss .................     49,772          28,050       7,608          5,128      10,559         3,396
Unrecognized prior service cost (credit) ........     (6,529)         (7,009)     10,754         12,632         300           432
Sale of G.I. Trucking Company (see Note Q) ......         --          (3,956)         --             --          --            --
Additional minimum pension liability ............         --              --      (5,773)            --          --            --
Unrecognized net transition obligation (asset)
  and other .....................................        (26)            (34)     (1,510)        (1,765)      1,339         1,473
                                                   ---------       ---------    --------       --------    --------       -------
Prepaid (accrued) benefit cost ..................  $  29,017       $  18,116    $(17,647)      $(10,181)   $ (4,782)      $(3,715)
                                                   =========       =========    ========       ========    ========       =======

At December 31, 2002, the pension asset is reflected in the accompanying financial statements as a noncurrent asset of $29.0 million, included in other assets. At December 31, 2001, the net pension asset is reflected in the accompanying financial statements as a noncurrent asset of $18.4 million, included in other assets, and a current liability of $0.3 million, included in accrued expenses. The increase in the pension asset balance is due primarily to $15.7 million in tax-deductible contributions made during 2002, offset in part by $5.3 million in pension expense recorded for the year ended December 31, 2002.

The above table calculates funded status utilizing pension benefit obligations at December 31, 2002, which include assumed future increases in compensation and years of service. The Company's pension plan accumulated benefit obligation at December 31, 2002 was $120.6 million, which was lower than the fair value of the plan assets of $127.4 million. Accumulated benefit obligations assume no future increases in compensation or years of service.

At December 31, 2002, the pension plans' assets included 205,428 shares of the Company's Common Stock, which had a fair market value of $5.3 million. There were no dividends paid on the Company's Common Stock during 2002 or 2001.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

At December 31, 2002, the net supplemental pension benefit plan liability is reflected in the accompanying financial statements as a noncurrent asset of $10.8 million, included in other assets, and a noncurrent liability of $28.4 million, included in other liabilities. At December 31, 2001, the net supplemental benefit plan liability is reflected in the accompanying financial statements as a noncurrent liability of $10.2 million, included in other liabilities. During 2002, the Company recorded, through other comprehensive income in stockholder's equity, a minimum liability of $5.8 million associated with the supplemental pension benefit plan. The minimum liability resulted from an increase in accumulated benefit obligations ("ABO"), which was caused, in part, by a decline in interest rates, which increased the plan ABO.

Assumptions used in determining net periodic benefit cost for the defined benefit plans, the supplemental pension benefit plans and the postretirement health benefit plans were:

                                                                     YEAR ENDED DECEMBER 31
                                      -------------------------------------------------------------------------------------
                                                                                SUPPLEMENTAL            POSTRETIREMENT
                                             PENSION BENEFITS                   PENSION PLANS           HEALTH BENEFITS
                                      ------------------------------        ---------------------    ----------------------
                                      2002      2001            2000        2002    2001     2000    2002     2001     2000
                                      ----      ----            ----        ----    ----     ----    ----     ----     ----
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate ....................    6.9%      7.55%           7.65%       6.9%    7.55%    7.65%    6.9%    7.55%    7.65%
Expected return on plan assets ...    9.0%    9.0 - 10.0%     9.0 - 10.0%    --       --       --      --       --       --
Rate of compensation increase ....    4.0%    3.0 - 4.0%      3.0 - 4.0%    5.0%     4.0%     4.0%     --       --       --

Due to a decline in long-term investment grade bond rates, the discount rate was decreased from 7.55% in 2001 to 6.9% in 2002.

The Company has reduced the non-union pension plans' expected rate of return on plan assets from 9.0% in 2002 to 7.9% for 2003. This reflects the historical performance of the Company's pension plan investments.

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (in health care cost trend) is 12.0% for 2003 and is assumed to decrease gradually to 4.5% in 2010.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following is a summary of the components of net periodic benefit cost (expense) for the defined benefit plans, the supplemental pension benefit plans and the postretirement health benefit plans:

                                                                YEAR ENDED DECEMBER 31
                                --------------------------------------------------------------------------------------------
                                                                            SUPPLEMENTAL                 POSTRETIREMENT
                                         PENSION BENEFITS                   PENSION PLANS                HEALTH BENEFITS
                                --------------------------------    -----------------------------    -----------------------
                                  2002        2001        2000       2002       2001        2000      2002     2001    2000
                                --------    --------    --------    -------    -------    -------    ------   ------   -----
                                                                      ($ thousands)
COMPONENTS OF NET
  PERIODIC BENEFIT COST
   Service cost .............   $  6,389    $  7,448    $  7,729    $   769    $   753    $   715    $  115   $   86   $  56
   Interest cost ............      9,249      11,217      11,998      1,658      1,595      1,500       860      622     489
   Expected return
     on plan assets .........    (11,530)    (15,232)    (19,217)        --         --         --        --       --      --
   Transition (asset)
     obligation
     recognition ............         (8)         (8)         (6)      (256)      (256)      (256)      135      135     135
   Special termination
      benefit ...............         --         100          --         --         --         --        --       --      --
   Amortization of
     prior service cost
     (credit) ...............       (922)       (884)       (895)     1,560      1,600      1,600       131      131     131
   Recognized net
     actuarial loss (gain)
     and other ..............      2,145       1,150      (2,079)       578        784        951       596      209     (23)
                                --------    --------    --------    -------    -------    -------    ------   ------   -----
   Net periodic
     benefit cost ...........      5,323       3,791      (2,470)     4,309      4,476      4,510     1,837    1,183     788
   Multiemployer plans ......     75,062      74,131      75,821         --         --         --        --       --      --
                                --------    --------    --------    -------    -------    -------    ------   ------   -----
                                $ 80,385    $ 77,922    $ 73,351    $ 4,309    $ 4,476    $ 4,510    $1,837   $1,183   $ 788
                                ========    ========    ========    =======    =======    =======    ======   ======   =====

The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2002:

                                                                  1%          1%
                                                               INCREASE    DECREASE
                                                               --------    --------
                                                                   ($ thousands)
Effect on total of service and interest cost components ...        130        (108)
Effect on postretirement benefit obligation ...............      2,267      (1,902)

The Company has deferred compensation agreements with certain executives for which liabilities aggregating $4.5 million and $4.0 million as of December 31, 2002 and 2001, respectively, have been recorded as other liabilities in the accompanying consolidated financial statements. The deferred compensation agreements include a provision that immediately vests all benefits and, at the executive's election, provides for a lump-sum payment upon a change-in-control of the Company.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $2.1 million and $2.3 million at December 31, 2002 and 2001, respectively, for future costs under this plan, reflected as other liabilities in the accompanying consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The Company has various defined contribution plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 50% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of participant contributions up to a specified compensation limit ranging from 0% to 6% in 2002. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution retirement plans totaled $3.6 million for 2002, $5.0 million for 2001 and $4.0 million for 2000.

In addition, the Company's union employees and union retirees are provided health care and other benefits through defined benefit multiemployer plans administered and funded based on the applicable labor agreement. The Company's obligation is determined based on the applicable labor agreement and does not extend directly to employees or retirees. The cost of such benefits cannot be readily separated between retirees and active employees. The aggregate contribution to the multiemployer health and welfare benefit plans totaled approximately $79.7 million, $78.8 million, and $73.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has a performance award program available to the officers of ABC. Units awarded will be initially valued at the closing price per share of the Company's Common Stock on the date awarded. The vesting provisions and the return-on-equity target will be set upon award. No awards have been granted under this program.

The Company maintains a Voluntary Savings Plan ("VSP"). The VSP is a nonqualified deferred compensation plan for certain executives of the Company and certain subsidiaries. Eligible employees are allowed to defer receipt of a portion of their regular compensation, incentive compensation and other bonuses by making an election before the compensation is payable. In addition, the Company credits participants' accounts with matching contributions and rates of return based on investment indexes selected by the participants. Salary deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 2002, the Company has recorded liabilities of $16.8 million in other liabilities and assets of $16.8 million in other assets associated with the plan. As of December 31, 2001, the Company had recorded liabilities of $16.5 million in other liabilities and assets of $16.5 million in other assets.

NOTE L - OPERATING SEGMENT DATA

The Company used the "management approach" to determine its reportable operating segments, as well as to determine the basis of reporting the operating segment information. The management approach focuses on financial information that the Company's management uses to make decisions about operating matters. Management uses operating revenues, operating expense categories, operating ratios, operating income and key operating statistics to evaluate performance and allocate resources to the Company's operating segments.

During the periods being reported on, the Company operated in four defined reportable operating segments: (1) ABF; (2) Clipper; (3) G.I. Trucking (which was sold on August 1, 2001) (see Note Q); and (4) Treadco (which was contributed to Wingfoot on October 31, 2000) (see Note P). A discussion of the services from which each reportable segment derives its revenues is as follows:

ABF is headquartered in Fort Smith, Arkansas, and is one of North America's largest less-than-truckload ("LTL") motor carriers, providing direct service to over 98.6% of the cities in the United States having a population of 25,000 or more. ABF offers national and regional transportation of general commodities through standard, expedited and guaranteed LTL services.

Clipper is headquartered in Lemont, Illinois. Clipper offers domestic intermodal freight services, utilizing transportation movement over the road and on the rail.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

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

The following tables reflect reportable operating segment information for the Company, as well as a reconciliation of reportable segment information to the Company's consolidated operating revenues, operating expenses and operating income:

                                                               YEAR ENDED DECEMBER 31
                                                        2002            2001            2000
                                                     ----------      ----------      ----------
                                                                   ($ thousands)
OPERATING REVENUES
   ABF Freight System, Inc. ...................      $1,277,117      $1,282,315      $1,379,280
   Clipper ....................................         118,949         127,278         130,242
   G.I. Trucking Company (see Note Q) .........              --          95,477         161,897
   Treadco, Inc. (see Note P) .................              --              --         158,269
   Other revenues and eliminations ............          26,231          21,136           9,879
                                                     ----------      ----------      ----------
      Total consolidated operating revenues ...      $1,422,297      $1,526,206      $1,839,567
                                                     ==========      ==========      ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                        YEAR ENDED DECEMBER 31
                                                                2002              2001              2000
                                                            -----------       -----------       -----------
                                                                             ($ thousands)
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
   Salaries and wages ................................      $   845,562       $   841,106       $   860,447
   Supplies and expenses .............................          157,058           167,072           173,749
   Operating taxes and licenses ......................           40,233            40,426            41,004
   Insurance .........................................           24,606            17,342            22,515
   Communications and utilities ......................           13,874            15,081            14,950
   Depreciation and amortization .....................           41,510            39,848            35,947
   Rents and purchased transportation ................           82,080            77,690            93,856
   Other .............................................            3,576             5,036             3,538
   (Gain) on sale of equipment .......................             (206)             (641)             (568)
                                                            -----------       -----------       -----------
                                                              1,208,293         1,202,960         1,245,438
                                                            -----------       -----------       -----------

CLIPPER
   Cost of services ..................................          102,152           111,131           111,302
   Selling, administrative and general ...............           15,620            15,651            17,322
   (Gain) loss on sale of equipment ..................               54                43                (3)
                                                            -----------       -----------       -----------
                                                                117,826           126,825           128,621

                                                            -----------       -----------       -----------

G.I. TRUCKING COMPANY (see Note Q)
   Salaries and wages ................................               --            49,496            76,024
   Supplies and expenses .............................               --             9,252            15,154
   Operating taxes and licenses ......................               --             2,255             3,419
   Insurance .........................................               --             2,312             3,982
   Communications and utilities ......................               --             1,348             2,091
   Depreciation and amortization .....................               --             3,275             4,833
   Rents and purchased transportation ................               --            25,212            48,627
   Other .............................................               --             2,302             3,907
   (Gain) on sale of equipment .......................               --               (48)              (55)
                                                            -----------       -----------       -----------
                                                                     --            95,404           157,982
                                                            -----------       -----------       -----------

TREADCO, INC. (see Note P)
   Cost of sales .....................................               --                --           105,379
   Selling, administrative and general ...............               --                --            48,219
                                                            -----------       -----------       -----------
                                                                     --                --           153,598
                                                            -----------       -----------       -----------

Other expenses and eliminations ......................           27,957            25,083            13,776
                                                            -----------       -----------       -----------

   Total consolidated operating expenses and costs ...      $ 1,354,076       $ 1,450,272       $ 1,699,415
                                                            ===========       ===========       ===========

OPERATING INCOME
   ABF Freight System, Inc. ..........................      $    68,824       $    79,355       $   133,842
   Clipper ...........................................            1,123               453             1,621
   G.I. Trucking Company (see Note Q) ................               --                73             3,915
   Treadco, Inc. (see Note P) ........................               --                --             4,671
   Other loss and eliminations .......................           (1,726)           (3,947)           (3,897)
                                                            -----------       -----------       -----------
      Total consolidated operating income ............      $    68,221       $    75,934       $   140,152
                                                            ===========       ===========       ===========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment for the Company, as well as reconciliations of reportable segment information to the Company's consolidated assets, capital expenditures and depreciation and amortization at December 31, 2002. Subsequent to the recognition of the impairment loss on the Company's Clipper goodwill, the Company reclassified the remainder of the LBO goodwill from the "other" segment to ABF (see Note C).

                                                                               YEAR ENDED DECEMBER 31
                                                                          2002          2001          2000
                                                                        --------      --------      --------
                                                                                   ($ thousands)
IDENTIFIABLE ASSETS
   ABF Freight System, Inc. ......................................      $487,752      $441,644      $505,147
   Clipper .......................................................        24,819        46,618        47,863
   G.I. Trucking Company (see Note Q) ............................            --            --        57,845
   Treadco, Inc. (see Note P) ....................................            --            --            --
   Investment in Wingfoot (see Note P) ...........................        59,341        59,341        59,341
   Other and eliminations ........................................       184,460       175,550       126,928
                                                                        --------      --------      --------
      Total consolidated identifiable assets .....................      $756,372      $723,153      $797,124
                                                                        ========      ========      ========

CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. ......................................      $ 46,823      $ 62,332      $ 71,337
   Clipper .......................................................            94         3,582         4,346
   G.I. Trucking Company (see Note Q) ............................            --         4,537        11,693
   Treadco, Inc. (see Note P) ....................................            --            --         3,916
   Other (primarily information technology) ......................        11,396         4,219         2,293
                                                                        --------      --------      --------
      Total consolidated capital expenditures (gross) ............      $ 58,313      $ 74,670      $ 93,585
                                                                        ========      ========      ========

DEPRECIATION AND AMORTIZATION EXPENSE
   ABF Freight System, Inc. ......................................      $ 41,510      $ 41,334      $ 37,746
   Clipper .......................................................         1,757         2,451         1,995
   G.I. Trucking Company (see Note Q) ............................            --         3,185         4,781
   Treadco, Inc. (see Note P) ....................................            --            --         5,255
   Other .........................................................         6,227         7,578         6,677
                                                                        --------      --------      --------
      Total consolidated depreciation and amortization expense ...      $ 49,494      $ 54,548      $ 56,454
                                                                        ========      ========      ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE M - FINANCIAL INSTRUMENTS

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines which have variable interest rates. In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap is to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.825% and 0.575% at December 31, 2002 and 2001, respectively). This instrument is recorded on the balance sheet of the Company in other liabilities (see Note B). Details regarding the swap, as of December 31, 2002, are as follows:

        NOTIONAL                                    RATE                             RATE                    FAIR
         AMOUNT            MATURITY                 PAID                           RECEIVED              VALUE (2)(3)
         -------           --------                 ----                           --------              ------------
     $110.0 million     April 1, 2005    5.845% Plus Credit Agreement        LIBOR rate (1)             ($9.9) million
                                         Margin (0.825%)                     Plus Credit Agreement
                                                                             Margin (0.825%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2002 to terminate the agreement.

(3) The swap value changed from ($5.4) million at December 31, 2001. The fair value is impacted by changes in rates of similarly termed Treasury instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT. The carrying amount of the Company's borrowings under its Revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. The fair value of the Company's other long-term debt was estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                             2002                        2001
                                    CARRYING        FAIR        CARRYING        FAIR
                                     AMOUNT         VALUE        AMOUNT         VALUE
                                     ------         -----        ------         -----
                                                      ($ thousands)
Cash and cash equivalents ....      $ 39,644      $ 39,644      $ 14,860      $ 14,860
Short-term debt ..............      $    133      $    127      $     24      $     24
Long-term debt ...............      $111,647      $111,610      $114,917      $114,498

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE N - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                          YEAR ENDED DECEMBER 31
                                                                2002               2001               2000
                                                            ------------       ------------       ------------
                                                                  ($ thousands, except per share data)
NUMERATOR:
   Numerator for basic earnings per share -
      Income before cumulative effect of change
      in accounting principle ........................      $     40,755       $     41,404       $     76,155
      Cumulative effect of change in accounting
      principle, net of tax ..........................           (23,935)                --                 --
      Preferred stock dividends ......................                --             (2,487)            (4,122)
                                                            ------------       ------------       ------------
   Net income available to common stockholders .......            16,820             38,917             72,033
   Effect of dilutive securities .....................                --              2,487              4,122
                                                            ------------       ------------       ------------

   Numerator for diluted earnings per share -
      Net income available to common stockholders ....      $     16,820       $     41,404       $     76,155
                                                            ============       ============       ============

DENOMINATOR:
   Denominator for basic earnings per share -
     weighted-average shares .........................        24,746,051         21,802,258         19,881,875

   Effect of dilutive securities:
     Conversion of preferred stock ...................                --          2,354,157          3,530,183
     Employee stock options ..........................           604,632            805,464            625,162
                                                            ------------       ------------       ------------

   Denominator for diluted earnings per share -
     adjusted weighted-average
     shares and assumed conversions ..................        25,350,683         24,961,879         24,037,220
                                                            ============       ============       ============

NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Income before cumulative effect of change
     in accounting principle .........................      $       1.65       $       1.79       $       3.62
   Cumulative effect of change in accounting
     principle, net of tax ...........................             (0.97)                --                 --
                                                            ------------       ------------       ------------
NET INCOME PER SHARE .................................      $       0.68       $       1.79       $       3.62
                                                            ============       ============       ============

DILUTED:
   Income before cumulative effect of change
     in accounting principle .........................      $       1.60       $       1.66       $       3.17
   Cumulative effect of change in accounting
     principle, net of tax ...........................             (0.94)                --                 --
                                                            ------------       ------------       ------------
NET INCOME PER SHARE .................................      $       0.66       $       1.66       $       3.17
                                                            ============       ============       ============

CASH DIVIDENDS PAID PER COMMON SHARE .................      $         --       $         --       $         --
                                                            ============       ============       ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 2002 and 2001:

                                                                                        2002
                                                                                 THREE MONTHS ENDED
                                                         MARCH 31             JUNE 30         SEPTEMBER 30       DECEMBER 31
                                                       ------------        ------------       ------------       ------------
                                                                        ($ thousands, except per share data)
Operating revenues .............................       $    320,198        $    345,137        $   375,397       $    381,565
Operating expenses and costs ...................            315,380             331,880            351,450            355,366
                                                       ------------        ------------        -----------       ------------
Operating income ...............................              4,818              13,257             23,947             26,199
Other income (expense) - net ...................             (2,352)             (2,213)             7,221             (2,245)
Income taxes ...................................              1,016               4,550             12,821              9,489
                                                       ------------        ------------        -----------       ------------
Income before cumulative effect of change
  in accounting principle ......................              1,450               6,494             18,347             14,465
Cumulative effect of change in accounting
  principle, net of tax benefits of $13,580 ....            (23,935)                 --                 --                 --
                                                       ------------        ------------        -----------       ------------
Net income (loss) ..............................       $    (22,485)       $      6,494        $    18,347       $     14,465
                                                       ============        ============        ===========       ============

Net income (loss) per common share, basic:
   Income before cumulative effect
     of change in accounting principle .........       $       0.06        $       0.26        $      0.74       $       0.58
   Cumulative effect of change in accounting
     principle, net of tax .....................              (0.97)                 --                 --                 --
                                                       ------------        ------------        -----------       ------------
Net income (loss) per share ....................       $      (0.91)       $       0.26        $      0.74       $       0.58
                                                       ------------        ------------        -----------       ------------
Average shares outstanding (basic) .............         24,584,022          24,760,978         24,783,674         24,850,147
                                                       ============        ============        ===========       ============

Net income (loss) per common share, diluted:
   Income before cumulative effect of
     change in accounting principle ............       $       0.06        $       0.26        $      0.73       $       0.57
   Cumulative effect of change in accounting
     principle, net of tax .....................              (0.95)                 --                 --                 --
                                                       ------------        ------------        -----------       ------------
Net income per share ...........................       $      (0.89)       $       0.26        $      0.73       $       0.57
                                                       ------------        ------------        -----------       ------------
Average shares outstanding (diluted) ...........         25,334,995          25,311,665         25,296,694         25,462,838
                                                       ============        ============        ===========       ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                                        2001
                                                                                 THREE MONTHS ENDED
                                                         MARCH 31             JUNE 30         SEPTEMBER 30       DECEMBER 31
                                                       ------------        ------------       ------------       ------------
                                                                        ($ thousands, except per share data)
Operating revenues .............................       $    400,576        $    406,577        $   381,554       $    337,499
Operating expenses and costs ...................            380,512             386,680            360,347            322,733
                                                       ------------        ------------        -----------       ------------
Operating income ...............................             20,064              19,897             21,207             14,766
Other income (expense) - net ...................             (4,564)             (3,125)               812             (2,338)
Income taxes ...................................              6,421               6,939              8,999              2,956
                                                       ------------        ------------        -----------       ------------
Income before cumulative effect of
  change in accounting principle ...............              9,079               9,833             13,020              9,472
Cumulative effect of change in accounting
  principle, net of tax ........................                 --                  --                 --                 --
                                                       ------------        ------------        -----------       ------------
Net income .....................................       $      9,079        $      9,833        $    13,020       $      9,472
                                                       ============        ============        ===========       ============

Net income per common share, basic: (1)
   Income before cumulative effect of
     change in accounting principle ............       $       0.40        $       0.43        $      0.57       $       0.39
   Cumulative effect of change in accounting
     principle, net of tax .....................                 --                  --                 --                 --
                                                       ------------        ------------        -----------       ------------
Net income per share (basic) ...................       $       0.40        $       0.43        $      0.57       $       0.39
                                                       ------------        ------------        -----------       ------------
Average shares outstanding (basic) .............         20,349,674          20,454,699         21,947,611         24,457,048
                                                       ============        ============        ===========       ============

Net income per common share, diluted: (2)
   Income before cumulative effect of
     change in accounting principle ............       $       0.37        $       0.40        $      0.52       $       0.38
   Cumulative effect of change in accounting
     principle, net of tax .....................                 --                  --                 --                 --
                                                       ------------        ------------        -----------       ------------
Net income per share (diluted) .................       $       0.37        $       0.40        $      0.52       $       0.38
                                                       ------------        ------------        -----------       ------------
Average shares outstanding (diluted) ...........         24,693,788          24,834,232         25,141,502         25,178,175
                                                       ============        ============        ===========       ============

(1) Gives consideration to Preferred Stock dividends of $1.0 million per quarter for the first and second quarters of 2001 and $0.5 million for the third quarter of 2001.

(2) For the first and second quarters of 2001, conversion of Preferred Stock into Common is assumed. For the third quarter of 2001, conversion of Preferred Stock into Common is assumed for the period prior to the September 14 Preferred Stock redemption date.

NOTE P - CONTRIBUTION OF TREADCO'S ASSETS AND LIABILITIES TO WINGFOOT

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

Under the agreement, the Company has the right, at any time after April 30, 2003 and before April 30, 2004, to sell its interest in Wingfoot to Goodyear for a cash "Put Price" and Goodyear has the right, at any time after April 30, 2003 until October 31, 2004, to purchase the Company's entire interest, for cash, at a "Call Price" equal to the "Put Price" plus $5.0 million. The joint venture agreement contained indemnity provisions which allowed either Goodyear or the Company to file a claim if amounts paid for certain liabilities exceeded the closing balance sheet aggregate amounts by $500,000. During 2002, Goodyear made an indemnity claim against the Company. As a result, in the fourth quarter of 2002, Goodyear and the Company agreed to a joint

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

venture contract amendment reducing the "Put Price" by $2.1 million and increasing Goodyear's liability exposure by $2.1 million. The amended "Put Price" is $71.3 million rather than the previously disclosed amount of $73.4 million.

The Company accounts for its investment in Wingfoot under the equity method and the provisions of the Wingfoot Operating Agreement. As provided in the agreement, during the term of the "Put," the Company does not share in the profits or losses of Wingfoot. In the event the Company does not elect to sell its interest in Wingfoot to Goodyear nor Goodyear elects to purchase the Company's interest, then the parties' respective rights and obligations relating to Wingfoot will continue to be governed by the Wingfoot Operating Agreement, including accounting for Wingfoot profit and loss allocations at the respective 19% and 81% ownership percentages beginning May 1, 2004.

The transaction was accounted for using fair value accounting, as prescribed by EITF 00-5, which resulted in 81% of the fair value gain being recognized in the fourth quarter of 2000. The fair value of 19% of Wingfoot was $62.0 million determined by using the discounted "Put Price," which represented the fair value of Treadco's net assets at the October 31, 2000 closing date. The Company's carrying value of Treadco's net assets at the closing date was $49.0 million. The gain on the transaction was $13.0 million of which 81% was recognized in the fourth quarter of 2000, or $10.5 million. This gain was reduced by costs of the transaction of $5.5 million, which included investment banking fees, legal and accounting fees, transaction bonuses and the acceleration of certain benefits for the former Treadco officers, for a fair value net gain recognized of $5.0 million. The Company's investment in Wingfoot at December 31, 2002 and 2001 was $59.3 million.

NOTE Q - SALE OF G.I. TRUCKING COMPANY

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

The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an option at any time during the four-year lease term to purchase these terminals for $19.5 million. The terminals may be purchased in aggregate or individually. The facilities have a net book value of approximately $5.9 million. If the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $13.6 million in the period they are sold. Cash proceeds from the sale of G.I. Trucking, net of costs and income taxes, of approximately $33.0 million were used to pay down the Company's outstanding debt.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE R - RELIANCE INSURANCE COMPANY INSOLVENCY

Reliance Insurance Company ("Reliance") insured the Company's workers' compensation claims in excess of $300,000 ("excess claims") for the period from 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent, with total admitted assets of $8.8 billion and liabilities of $9.9 billion, or a negative surplus position of $1.1 billion, as of March 31, 2001. As of December 31, 2002, the Company estimates its workers' compensation claims insured by Reliance to be approximately $5.5 million. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims, representing a total of approximately $3.7 million of the $5.5 million, which leaves the Company with a net exposure amount of $1.8 million. The Company increased its estimated reserve for exposure to Reliance from $0.5 million to $1.4 million during the third quarter of 2002 based upon the following factors: (1) No new Reliance financial information has been made available by the Pennsylvania Insurance Department since the March 31, 2001 financial statements were made available on October 3, 2001; (2) A September 9, 2002 court order extended the deadline for which the liquidator will receive Reliance claims to December 31, 2003, which could increase Reliance's liability exposure.

The Company anticipates receiving, from guaranty funds or through orderly liquidation, partial reimbursement for future claims payments; however, the process could take several years.

NOTE S - SUBSEQUENT EVENT

On January 23, 2003, the Company announced that it had declared a quarterly cash dividend of eight cents per share to holders of record of its Common Stock on February 5, 2003, payable on February 19, 2003. The Company also announced a program to repurchase, in the open market or in privately negotiated transactions, up to a maximum of $25.0 million of the Company's Common Stock. The repurchases may be made either from the Company's cash reserves or from other available sources.