Form 10-K, Exhibit 13
period 2003-12-31
ARKANSAS BEST CORP /DE/
filed 2004-03-01
CIK 894405

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

                                                                             CASH
                                            HIGH             LOW           DIVIDEND
                                            ----             ---           --------
2003
   First quarter .....................    $   28.00      $     23.08       $    0.08
   Second quarter.....................        29.18            23.36            0.08
   Third quarter......................        30.04            23.92            0.08
   Fourth quarter.....................        34.55            28.76            0.08

2002
   First quarter .....................    $   31.19      $     23.70       $       -
   Second quarter.....................        27.39            23.00               -
   Third quarter......................        29.90            18.64               -
   Fourth quarter.....................        32.04            25.70               -

At February 27, 2004, there were 24,961,367 shares of the Company's Common Stock outstanding, which were held by 429 stockholders of record.

The Company's Board of Directors suspended payment of dividends on the Company's Common Stock during the second quarter of 1996. On January 23, 2003, the Company announced that its Board of Directors had declared a quarterly cash dividend of eight cents per share to holders of record of its Common Stock, which totaled $2.0 million per quarter in 2003. On January 28, 2004, the Board increased its quarterly cash dividend to twelve cents per share (see Note T).

The Company has a program to repurchase, in the open market or in privately negotiated transactions, up to a maximum of $25.0 million of the Company's Common Stock. The repurchases may be made either from the Company's cash reserves or from other available sources. See Note C for stock repurchased during 2003 and Note T for shares repurchased in early 2004.

The Company's $225.0 million Credit Agreement ("Credit Agreement") limits the total amount of "restricted payments" that the Company may make. Restricted payments include payments for the prepayment, redemption or purchase of subordinated debt, dividends on Common Stock, and other distributions that are payments for the purchase, redemption or acquisition of any shares of capital stock. Dividends on the Company's Common Stock are limited to the greater of 25.0% of net income from the preceding year, excluding extraordinary items, accounting changes and one-time noncash charges, or $15.0 million in any one calendar year. The Company's Credit Agreement allows for repurchases of Common Stock and the payment of a one-time dividend, provided the Company meets certain debt to EBITDA ratio requirements and certain Credit Agreement availability requirements.

SELECTED FINANCIAL DATA

                                                                                    YEAR ENDED DECEMBER 31
                                                               2003           2002          2001(1)        2000(1)         1999
                                                               ----           ----          -------        -------         ----
                                                                             ($ thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
   Operating revenues.................................   $  1,527,473    $  1,422,297     $ 1,526,206   $  1,839,567   $ 1,721,586
   Operating income...................................         73,180          68,221          75,934        140,152       109,707
   Minority interest income (expense) in
     Treadco, Inc.....................................              -               -               -              -           245
   Other income (expense) - net.......................          1,291           3,286          (1,221)           647        (3,920)
   Gain on sale/fair value net gain - Wingfoot (2)....         12,060               -               -          5,011             -
   Gain on sale - G.I. Trucking Company (3)...........              -               -           4,642              -             -
   Gain on sale - Clipper LTL (4).....................          2,535               -               -              -             -
   IRS interest settlement (5) .......................              -           5,221               -              -             -
   Fair value changes and payments on swap (6)........        (10,257)              -               -              -             -
   Interest expense, net..............................          3,855           8,097          12,636         16,687        18,395
   Income from continuing operations,
     before income taxes..............................         74,954          68,631          66,719        129,123        87,637
   Provision for income taxes (7).....................         28,844          27,876          25,315         52,968        36,455
   Income from continuing operations,
     before accounting change.........................         46,110          40,755          41,404         76,155        51,182
   Cumulative effect of change in accounting
     principle net of tax benefits of $13,580 (8)....               -         (23,935)              -              -             -
   Loss from discontinued operations, net of tax (9)..              -               -               -              -          (786)
   Reported net income ...............................         46,110          16,820          41,404         76,155        50,396
   Amortization of goodwill, net of tax (10)..........              -               -           3,411          3,409         3,509
   Adjusted net income (10)...........................         46,110          16,820          44,815         79,564        53,905
   Income per common share, diluted from
     continuing operations before accounting change...           1.81            1.60            1.66           3.17          2.14
   Reported net income per common share,
     diluted .........................................           1.81            0.66            1.66           3.17          2.11
   Goodwill amortization, per common share,
     diluted (10).....................................              -               -            0.14           0.14          0.15
   Adjusted net income per common share,
     diluted (10).....................................           1.81            0.66            1.80           3.31          2.26
   Cash dividends paid per common share (11) .........           0.32               -               -              -             -

BALANCE SHEET DATA:
   Total assets ......................................        697,225         756,372         723,153        797,124       731,929
   Current portion of long-term debt .................            353             328          14,834         23,948        20,452
   Long-term debt (including capital leases
     and excluding current portion) ..................          1,826         112,151         115,003        152,997       173,702

OTHER DATA:
   Gross capital expenditures ........................         68,202          58,313          74,670         93,585        76,209
   Net capital expenditures (12)......................         60,373          46,439          64,538         83,801        61,253
   Depreciation and amortization .....................         51,925          49,219          50,315         52,186        45,242

(1) Selected financial data is not comparable to prior years' information due to the contribution of Treadco, Inc.'s ("Treadco") assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot") on October 31, 2000 and the sale of G.I. Trucking Company ("G.I. Trucking") on August 1, 2001 (see Note S).

(2) Gain on sale of Wingfoot (see Note E) and fair value net gain on the contribution of Treadco's assets and liabilities to Wingfoot.

(3)      Gain on the sale of G.I. Trucking on August 1, 2001 (see Note S).

(4) Gain on the sale of Clipper LTL vendor and customer lists on December 31, 2003 (see Note D).

(5)      Internal Revenue Service ("IRS") interest settlement (see Note H).

(6)      Fair value changes and payments on the interest rate swap (see Note F).

(7) 2001 provision for income taxes includes a nonrecurring tax benefit of approximately $1.9 million ($0.08 per diluted common share) resulting from the resolution of certain tax contingencies originating in prior years (see Note H).

(8) Noncash impairment loss of $23.9 million, net of taxes ($0.94 per diluted common share), due to the write-off of Clipper goodwill (see Note G).

(9) Discontinued operations for 1999 include the operations of CaroTrans International, Inc., which was sold on April 17, 1999.

(10) Net income and earnings per share, as adjusted, excluding goodwill amortization (see Note G).

(11) Cash dividends on the Company's Common Stock were suspended by the Company as of the second quarter of 1996. On January 23, 2003, the Company announced that its Board had declared a quarterly cash dividend of eight cents per share.

(12) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Arkansas Best Corporation (the "Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company ("Clipper") (see Note D regarding the sale and exit of Clipper's less-than-truckload ("LTL") business); FleetNet America, Inc. ("FleetNet"); and until August 1, 2001, G.I. Trucking Company ("G.I. Trucking") (see Note S).

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

Management of the Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit to recognize in each reporting period under the Company's accounting policy for revenue recognition. The Company uses a method prescribed by Emerging Issues Task Force Issue No. 91-9 ("EITF 91-9"), Revenue and Expense Recognition for Freight Services in Process, where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred. Because the bill-by-bill methodology utilizes the approximate location of the shipment in the delivery process to determine the revenue to recognize, management of the Company believes it to be a reliable method.

The Company estimates its allowance for doubtful accounts based on the Company's historical write-offs, as well as trends and factors surrounding the credit risk of specific customers. In order to gather information regarding these trends and factors, the Company performs ongoing credit evaluations of its customers. The Company's allowance for revenue adjustments is an estimate based on the Company's historical revenue adjustments. Actual write-offs or adjustments could differ from the allowance estimates the Company makes as a result of a number of factors. These factors include unanticipated changes in the overall economic environment or factors and risks surrounding a particular customer. The Company continually updates the history it uses to make these estimates so as to reflect the most recent trends, factors and other information available. Actual write-offs and adjustments are charged against the allowances for doubtful accounts and revenue adjustments. Management believes this methodology to be reliable in estimating the allowance for doubtful accounts.

The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business. Under its accounting policy for property, plant and equipment, management establishes appropriate depreciable lives and salvage values for the Company's revenue equipment (tractors and trailers) based on their estimated useful lives and estimated fair values to be received when the equipment is sold or traded in. Management continually monitors salvage values and depreciable lives in order to make timely, appropriate adjustments to them. The Company's gains and losses on revenue equipment have been historically immaterial, which reflects the accuracy of the estimates used. Management has a policy of purchasing its revenue equipment rather than utilizing off-balance-sheet financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company has a noncontributory defined benefit pension plan covering substantially all noncontractual employees. Benefits are generally based on years of service and employee compensation. The Company accounts for its nonunion pension plan in accordance with Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employer's Accounting for Pensions, and follows the disclosure requirements of Statement of Financial Accounting Standards No. 132 ("FAS 132"), Employers' Disclosures about Pensions and Other Postretirement Benefits. During the fourth quarter of 2003, the Company adopted the revised disclosure provisions of FAS 132. The Company's pension expense and related asset and liability balances are estimated based upon a number of assumptions. The assumptions with the greatest impact on the Company's expense are the assumed compensation cost increase, the expected return on plan assets and the discount rate used to discount the plan's obligations.

The following table provides the key assumptions the Company used for 2003 compared to those it is utilizing to estimate 2004 pension expense:

                                                                   YEAR ENDED DECEMBER 31
                                                                   2004              2003
                                                                   ----              ----
Discount rate .......................................              6.01%             6.90%
Expected return on plan assets ......................              8.25%             7.90%
Rate of compensation increase .......................              4.00%             4.00%

The assumptions used directly impact the pension expense for a particular year (see Note L for further discussion of the approach used to establish the expected return on plan assets and for an explanation of the change in discount rates). If actual results vary from the assumption, an actuarial gain or loss is created and amortized into pension expense over the average remaining service period of the plan participants beginning in the following year. The improved stock market performance in 2003 positively impacted the Company's pension plan assets and created an actuarial gain. The Company has increased its pension plan return on assets in accordance with its approach to establishing the rate. This approach considers the historical returns for the plan's current investment mix, which improved as a result of an improved stock market in 2003, and its investment advisor's range of expected returns for the plan's current investment mix. An increase in expected returns on plan assets, higher assets on which to earn a return and actuarial gains, decrease the Company's pension expense. A 1.0% increase in the pension plan rate of return would reduce annual pension expense (pre-tax) by approximately $1.6 million. The Company anticipates its pension expense for nonunion plans to be between $6.0 and $7.0 million for 2004 compared to $11.1 million for 2003.

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options because the alternative fair value accounting provided for under the Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options and are theoretical in nature. Under APB 25, because the exercise price of the Company's employee and director options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company is self-insured up to certain limits for workers' compensation and certain third-party casualty claims. For 2003, these limits were $1.0 million per claim for both workers' compensation claims and third-party casualty claims. Workers' compensation and third-party casualty claims liabilities recorded in the financial statements totaled $53.7 million and $49.1 million at December 31, 2003 and 2002, respectively. The Company does not discount its claims liabilities. Under the Company's accounting policy for claims,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

management annually estimates the development of the claims based upon the Company's historical development factors over a number of years. This annual update of the development of claims allows management to address any changes or trends identified in the process. The Company utilizes a third party to calculate the development factors and analyze historical trends. Actual payments may differ from management's estimates as a result of a number of factors. These factors include increases in medical costs and the overall economic environment, as well as many other factors. The actual claims payments are charged against the Company's accrued claims liabilities and have been reasonable with respect to the estimates of the liabilities made under the Company's methodology.

The Company owned a 19.0% interest in Wingfoot Commercial Tire Systems, LLC ("Wingfoot"). The transaction which created Wingfoot was accounted for at fair value, as prescribed by Emerging Issues Task Force Issue No. 00-5 ("EITF 00-5"), Determining Whether a Nonmonetary Transaction is an Exchange of Similar Productive Assets. The Company's investment was accounted for under the equity method, similar to a partnership investment. However, the Company did not share in the profits or losses of Wingfoot during the term of the Company's "Put" option, based upon the terms of the operating agreement. See Note E regarding the sale of the Company's interest in Wingfoot during 2003.

The Company hedged its interest rate risk by entering into a fixed rate interest rate swap on $110.0 million of revolving Credit Agreement borrowings. The Company's accounting policy for derivative financial instruments is as prescribed by Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities. The Company's fixed rate interest rate swap was an effective hedge on $110.0 million of revolving Credit Agreement borrowings at December 31, 2002, in accordance with its accounting policy. As a result, the fair value of the swap, as estimated by Societe Generale, the counterparty, was a liability of $9.9 million at December 31, 2002 and was recorded on the Company's balance sheet through accumulated other comprehensive losses, net of tax, rather than through the income statement.

As discussed in Note E, on March 19, 2003, the Company announced its intention to sell its 19.0% ownership interest in Wingfoot and use the proceeds to pay down Credit Agreement borrowings. As a result, the Company forecasted Credit Agreement borrowings to be below the $110.0 million level and reclassified the majority of the negative fair value of the swap on March 19, 2003 of $8.5 million (pre-tax), or $5.2 million net of taxes, from accumulated other comprehensive loss into earnings on the income statement during the first quarter of 2003. The transaction closed on April 28, 2003 and management used the proceeds received from The Goodyear Tire & Rubber Company ("Goodyear") to pay down its Credit Agreement borrowings below the $110.0 million level. During the second quarter of 2003, the Company reclassified the remaining negative fair value of the swap of $0.4 million (pre-tax), or $0.2 million net of taxes, from accumulated other comprehensive loss into earnings on the income statement. Changes in the fair value of the interest rate swap since March 19, 2003 have been accounted for in the Company's income statement. Future changes in the fair value of the interest rate swap will be accounted for through the income statement until the interest rate swap matures on April 1, 2005, unless the Company terminates the arrangement prior to that date.

The Company has no current plans to change the methodologies outlined above, which are utilized in determining its critical accounting estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $5.3 million and $39.6 million at December 31, 2003 and 2002, respectively. During 2003, cash provided from operations of $74.3 million, proceeds from the sale of Wingfoot of $71.3 million (see Note E), proceeds from the sale of Clipper LTL of $2.7 million (see Note D), proceeds from asset sales of $7.8 million and available cash were used to purchase revenue equipment and other property and equipment totaling $68.2 million, pay dividends on Common Stock of $8.0 million (see Note C), purchase 200,000 shares of the Company's Common Stock for $4.8 million (see Note C) and reduce outstanding debt by $110.3 million (see Note J). Revenue equipment includes tractors and trailers used primarily in the Company's motor carrier transportation operations.

During 2002, cash provided by operations of $88.7 million, proceeds from asset sales of $11.9 million, borrowings of $2.6 million and available cash were used primarily to purchase revenue equipment and other property and equipment totaling $58.3 million, retire the remaining $5.0 million in face value of the Company's WorldWay 6 1/4% Convertible Subordinated Debentures and reduce outstanding debt obligations.

The following is a table providing the aggregate annual obligations of the Company including debt, capital lease maturities and future minimum rental commitments:

                                                                       PAYMENTS DUE BY PERIOD
                                         -------------------------------------------------------------------------
                                                                       ($ thousands)
                                          12/31/03       LESS THAN         1-3             4-5            AFTER
CONTRACTUAL OBLIGATIONS                     TOTAL          1 YEAR         YEARS           YEARS          5 YEARS
                                         -----------     ----------     ----------      ----------      ----------
Long-term debt obligations.............  $     1,647     $      133     $      319      $      351      $      844
Capital lease obligations..............          532            220            309               3               -
Operating lease obligations............       49,615         11,261         17,856          11,730           8,768
Purchase obligations...................            -              -              -               -               -
Other long-term liabilities............            -              -              -               -               -
                                         -----------     ----------     ----------      ----------      ----------
Total..................................  $    51,794     $   11,614     $   18,484      $   12,084      $    9,612
                                         ===========     ==========     ==========      ==========      ==========

The Company's primary subsidiary, ABF, maintains ownership of most of its larger terminals or distribution centers. ABF leases certain terminal facilities, and Clipper leases its office facilities. At December 31, 2003, the Company had future minimum rental commitments, net of noncancellable subleases, totaling $47.7 million for terminal facilities and $1.9 million primarily for revenue equipment.

In 2002 and 2001, the Company's nonunion pension plan assets were adversely impacted by stock market declines. In addition, nonunion pension plan obligations have been adversely impacted by declining interest rates, which increases the present value of the plan obligations. During 2003, the Company made $15.0 million in tax-deductible contributions to its nonunion pension plan. The Company's nonunion pension plan assets were favorably impacted by stock market improvements in 2003. As a result, the Company has no required minimum contributions to its pension plan for 2004. Based upon current information available from plan actuaries, the Company anticipates no additional contributions will be made in 2004, due to Internal Revenue Code limitations on tax-deductible contributions.

As discussed in Note L, the Company has an unfunded supplemental pension benefit plan for the purpose of supplementing benefits under the Company's defined benefit plan. Based upon currently available information, distributions of benefits are anticipated to be approximately $3.0 million in 2004, none in 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

and between an estimated $8.0 million and $11.0 million in 2006, with no other anticipated distributions occurring until the year 2010. Distributions are funded from general corporate cash funds.

The Company is party to an interest rate swap on a notional amount of $110.0 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which was 0.775% and 0.825% at December 31, 2003 and 2002, respectively. The fair value of the Company's interest rate swap was ($6.3) million at December 31, 2003 and ($9.9) million at December 31, 2002 and represents the amount the Company would have had to pay at those dates if the interest rate swap agreement were terminated. The fair value of the swap is impacted by changes in rates of similarly termed Treasury instruments. The liability is recognized on the Company's balance sheet in accordance with FAS 133 at December 31, 2003 and 2002 (see Note F).

The Company has guaranteed approximately $0.4 million that relates to a debt owed by The Complete Logistics Company ("CLC") to the owner of a company CLC acquired in 1995. CLC was a wholly owned subsidiary of the Company until 1997, when CLC was sold. The Company's exposure to this guarantee declines by approximately $60,000 per year.

The following table sets forth the Company's historical and forecasted capital expenditures, net of proceeds from asset sales, for the periods indicated below:

                                                                                                   ACTUAL
                                                                      FORECASTED       -----------------------------
                                                                         2004          2003        2002         2001
                                                                      ----------       ----       ------        ----
                                                                                         ($ thousands)
CAPITAL EXPENDITURES (NET)
   ABF Freight System, Inc. ......................................     $ 74,700     $  47,611    $  35,796    $  54,176
   Clipper .......................................................        1,800         4,655         (109)       3,482
   G.I. Trucking Company .........................................            -             -            -        4,415
   Other and eliminations ........................................         (200)        8,107       10,752        2,465
                                                                       --------     ---------    ---------    ---------
      Total consolidated capital expenditures (net)...............     $ 76,300     $  60,373    $  46,439    $  64,538
                                                                       ========     =========    =========    =========

The amounts presented in the table include computer equipment purchases financed with a capital lease of $31,000 in 2003. 2002 amounts include land purchases financed with notes payable of $1.7 million and computer equipment purchases financed with capital leases of $0.9 million. No notes payable or capital lease obligations were incurred in 2001.

The Company has two principal sources of available liquidity, which are its operating cash and the $166.6 million it has available under its revolving Credit Agreement at December 31, 2003. The Company has generated between approximately $65.0 million and $90.0 million of operating cash annually for the years 2001 through 2003. Management of the Company is not aware of any known trends or uncertainties that would cause a significant change in its sources of liquidity. The Company expects cash from operations and its available revolver to continue to be principal sources of cash to finance its annual debt maturities, lease commitments, letter of credit commitments, quarterly dividends, stock repurchases and fund its 2004 capital expenditures which includes commitments to purchase approximately $51.0 million of revenue equipment which are cancellable by the Company if certain conditions are met.

On September 26, 2003, the Company amended and restated its existing three-year $225.0 million Credit Agreement dated as of May 15, 2002 with Wells Fargo Bank Texas, National Association as Administrative Agent and Lead Arranger, and Fleet National Bank and SunTrust Bank as Co-Syndication Agents, and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Wachovia Bank, National Association as Documentation Agent. The Amended and Restated Credit Agreement among Wells Fargo Bank, National Association as Administrative Agent and Lead Arranger, and Fleet National Bank and SunTrust Bank as Co-Syndication Agents, and Wachovia Bank, National Association and The Bank of Tokyo-Mitsubishi, Ltd. as Co-Documentation Agents, extended the original maturity date for two years, to May 15, 2007. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $125.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the approval of participating banks.

At December 31, 2003, there were no outstanding Revolver Advances and approximately $58.4 million of outstanding letters of credit. At December 31, 2002, there were $110.0 million of Revolver Advances and approximately $66.4 million of outstanding letters of credit. As discussed in Note E, the Company used the proceeds from the sale of its interest in Wingfoot and operating cash to reduce outstanding debt under its Credit Agreement during 2003. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, stock repurchases and dispositions of assets and which require the Company to meet certain quarterly financial ratio tests. As of December 31, 2003, the Company was in compliance with the covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement.

The Company's Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees and letter of credit fees. The pricing grid is based on the Company's senior debt rating agency ratings. A change in the Company's senior debt ratings could potentially impact its Credit Agreement pricing. In addition, if the Company's senior debt ratings fall below investment grade, the Company's Credit Agreement provides for limits on additional permitted indebtedness without lender approval, acquisition expenditures and capital expenditures. On May 28, 2003, Standard & Poor's upgraded its corporate credit rating on the Company to BBB+ from BBB, stating that the upgrade was driven by "...the company's strong operating results and decreasing debt levels, which support solid credit measures, despite the continued weak economic environment." The Company is currently rated BBB+ by Standard & Poor's Rating Service and Baa3 by Moody's Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of its debt.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2003 or 2002.

OFF-BALANCE-SHEET ARRANGEMENTS

The Company's off-balance-sheet arrangements include future minimum rental commitments, net of cancelable subleases of $49.6 million, which are disclosed in Note I, and a guarantee of $0.4 million which is disclosed in Note J. The Company has no investments, loans or any other known contractual arrangements with special-purpose entities, variable interest entities or financial partnerships and has no outstanding loans with officers or directors of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

OPERATING SEGMENT DATA

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. Note M to the Consolidated Financial Statements contains additional information regarding the Company's operating segments:

                                                                                 YEAR ENDED DECEMBER 31
                                                                             2003          2002        2001
                                                                             ----          ----        ----
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
    Salaries and wages.............................................           65.1%        66.2%       65.6%
    Supplies and expenses..........................................           13.0         12.3        13.0
    Operating taxes and licenses...................................            2.9          3.2         3.2
    Insurance......................................................            1.8          1.9         1.4
    Communications and utilities...................................            1.1          1.1         1.2
    Depreciation and amortization..................................            3.2          3.3         3.1
    Rents and purchased transportation.............................            7.0          6.4         6.1
    Other..........................................................            0.2          0.2         0.2
                                                                             -----         ----        ----
                                                                              94.3%        94.6%       93.8%
                                                                             =====         ====        ====
CLIPPER (see Note D)
    Cost of services...............................................           86.4%        85.9%       87.3%
    Selling, administrative and general............................           12.7         13.2        12.3
    Exit costs - Clipper LTL.......................................            1.0            -           -
    Loss on sale or impairment of equipment and software...........            0.2            -           -
                                                                             -----         ----        ----
                                                                             100.3%        99.1%       99.6%
                                                                             =====         ====        ====

G.I. TRUCKING COMPANY (see Note S)
    Salaries and wages.............................................              -            -        51.8%
    Supplies and expenses..........................................              -            -         9.7
    Operating taxes and licenses...................................              -            -         2.4
    Insurance......................................................              -            -         2.4
    Communications and utilities...................................              -            -         1.4
    Depreciation and amortization..................................              -            -         3.4
    Rents and purchased transportation.............................              -            -        26.4
    Other..........................................................              -            -         2.5
    (Gain) on sale of equipment ...................................              -            -        (0.1)
                                                                             -----         ----        ----
                                                                                 -            -        99.9%
                                                                             =====         ====        ====

OPERATING INCOME (LOSS)

ABF Freight System, Inc............................................            5.7%         5.4%        6.2%
Clipper (see Note D)...............................................           (0.3)         0.9         0.4
G.I. Trucking Company (see Note S).................................              -            -         0.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Arkansas Best Corporation's operations include two primary operating subsidiaries, ABF and Clipper. For the year ended December 31, 2003, ABF represented 90.0% and Clipper represented 8.0% of total revenues. The Company's results of operations are primarily driven by ABF. On an ongoing basis, ABF's ability to operate profitably and generate cash is impacted by its tonnage levels, the pricing environment, and its ability to manage costs effectively, primarily in the area of salaries, wages and benefits ("labor").

ABF's ability to maintain existing tonnage levels or to grow tonnage levels is impacted by the state of the U.S. economy as well as a number of other competitive factors, which are more fully described in the General Development of Business section of the Company's Form 10-K. ABF's results were negatively impacted in 2002 and 2001 by tonnage declines resulting from declines in the U.S. economy and the September 11 terrorist attacks. Two major events will impact the competitive landscape for ABF in 2004: the new Hours of Service rules that went into effect on January 4, 2004 and the combining of two of ABF's primary competitors, Yellow Corporation ("Yellow") and Roadway Corporation ("Roadway") that occurred on December 11, 2003 (see General Development of Business). With respect to the Hours of Service rules, the truckload industry anticipates significantly higher costs associated with driver pay, customer delays and increased charges for stop-off and detention services. As a result, ABF believes that opportunities exist to handle some larger shipments that have recently been moving by truckload carriers. With respect to the Yellow-Roadway combination, because both companies are primary competitors of ABF, the potential exists for ABF to gain additional business from customers moving their business away from either Yellow or Roadway as a result of the combination, although there can be no certainty the impact on ABF will be favorable.

As stated above, the pricing environment is a key to ABF's operating performance. The impact of changes in the pricing environment is measured by LTL-billed revenue per hundredweight, although this measure is also affected by profile factors such as average shipment size and average length of haul. The environment in 2003 was positive, with ABF growing LTL-billed revenue per hundredweight, net of fuel surcharges, by 4.9%. In the fourth quarter of 2003, the environment was more competitive, but ABF continued to price rationally and manage effectively during this period. If the pricing environment were to deteriorate, the impact on ABF's results of operations would be negative.

For 2003, salaries, wages and benefits accounted for 65.1% of ABF's costs. Labor costs are impacted by ABF's contractual obligation under its agreement with the International Brotherhood of Teamsters ("IBT"). In addition, ABF's ability to effectively manage labor costs has a direct impact on its operating performance. Shipments per dock, street and yard hour ("DSY") is the measure ABF uses to assess this effectiveness. ABF is generally very effective in managing its labor costs to business levels.

The Company ended 2003 with no borrowings under its revolving Credit Agreement and $400.7 million in equity. ABF is in a position of strength to take advantage of any potential growth opportunities as discussed above because of the Company's financial position at December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

2003 COMPARED TO 2002

Consolidated revenues and operating income for 2003 increased 7.4% and 7.3%, respectively, when compared to 2002, due primarily to improved revenues at ABF.

Income before the cumulative effect of change in accounting principle for 2003 increased 13.1% when compared to 2002. This increase reflects primarily a gain on the sale of the Company's 19.0% interest in Wingfoot (see Note E), a gain from the sale of Clipper's LTL customer and vendor lists (see Note D), an increase in ABF's operating income and lower interest expense from lower average debt levels. These increases were offset in part by a one-time charge related to the fair value of the Company's interest rate swap (see Note F). Income before the cumulative effect of an accounting change for 2002 included the positive impact of an Internal Revenue Service ("IRS") interest settlement (see Note H). During the first quarter of 2002, the Company recognized a noncash impairment loss on its Clipper goodwill as a cumulative effect of a change in accounting principle as required by Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets (see Note G).

The following table provides a reconciliation of GAAP income and diluted earnings per share, before the cumulative effect of change in accounting principle for 2003 and 2002. Management believes these non-GAAP financial measures are useful to investors in understanding the Company's results of operations, because they provide more comparable measures:

                                                                                   YEAR ENDED DECEMBER 31
                                                                              2003                         2002
                                                                    -----------------------------------------------------
                                                                                  EARNINGS                      EARNINGS
                                                                       NET        PER SHARE         NET         PER SHARE
                                                                     INCOME       (DILUTED)       INCOME        (DILUTED)
                                                                    ---------     ---------      ---------      ---------
                                                                            ($ thousands, except per share data)
GAAP income before cumulative effect of change
   in accounting principle ...................................      $  46,110     $    1.81      $  40,755      $    1.60
Less gain on Wingfoot (see Note E)............................         (8,429)        (0.33)             -              -
Less gain on sale of Clipper LTL (see Note D).................         (1,518)        (0.06)             -              -
Less IRS interest settlement (see Note H).....................              -             -         (3,101)         (0.12)
Plus Clipper LTL exit costs (see Note D)......................            747          0.03              -              -
Plus interest rate swap charge (see Note F)...................          5,364          0.21              -              -
                                                                    ---------     ---------      ---------      ---------
Income before cumulative effect of change
   in accounting principle, excluding above items.............      $  42,274     $    1.66      $  37,654      $    1.48
                                                                    =========     =========      =========      =========

The improvement of 12.2% in diluted earnings per share, excluding the above items, to $1.66 from $1.48, reflects improved operations at ABF and lower interest expense in 2003 when compared to 2002.

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes"). The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an option at any time during the four-year lease term to purchase these terminals for $19.5 million. The terminals may be purchased in aggregate or individually. The facilities have a net book value of approximately $5.6 million. If the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $13.9 million in the period they are sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

ABF FREIGHT SYSTEM, INC.

Effective July 14, 2003 and August 1, 2002, ABF implemented general rate increases to cover known and expected cost increases. Typically, the increases were 5.9% and 5.8%, respectively, although the amounts can vary by lane and shipment characteristic. ABF charges a fuel surcharge, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge in effect during 2003 averaged 3.6% of revenue compared to 2.0% in 2002.

Revenues for 2003 were $1,370.4 million compared to $1,277.1 million during 2002. ABF generated operating income of $77.8 million for 2003 compared to $68.8 million during 2002.

The following table provides a comparison of key operating statistics for ABF:

                                                                                   DECEMBER 31
                                                                              2003             2002             % CHANGE
                                                                          -----------      ------------         --------
BILLED REVENUE PER HUNDREDWEIGHT, EXCLUDING FUEL SURCHARGES
  Less than truckload ("LTL") (shipments less than 10,000 pounds).....    $     22.99      $      21.91             4.9%
  Truckload ("TL") ...................................................    $      8.40      $       7.94             5.8%
  Total ..............................................................    $     20.15      $      19.11             5.4%

TONNAGE (TONS)
  LTL.................................................................      2,644,786         2,626,623             0.7%
  TL .................................................................        639,643           656,615            (2.6)%
                                                                          -----------      ------------           -----
  Total ..............................................................      3,284,429         3,283,238             0.0%
                                                                          ===========      ============           =====

SHIPMENTS PER DSY HOUR................................................          0.527             0.535            (1.7)%

ABF's 2003 increase in revenue of 7.3% over 2002 is due primarily to increases in revenue per hundredweight and fuel surcharges. LTL tonnage showed a slight increase, while total tonnage for 2003 equaled that of 2002.

Approximately one-half of the increase in LTL-billed revenue per hundredweight was the result of changes in the profile of freight handled. For 2003, ABF's average LTL length of haul increased, its LTL-rated commodity class increased and its LTL weight per shipment declined, compared to 2002. Increases in length of haul and LTL-rated commodity class and decreases in LTL weight per shipment all impact LTL-billed revenue per hundredweight positively.

ABF's LTL tonnage levels increased during the first eight months of 2003 as a result of the closure of a major competitor, Consolidated Freightways ("CF"), on September 3, 2002. Since the one-year anniversary of the CF closure, monthly year-over-year tonnages have declined, although declines were less severe during the fourth quarter of 2003. September 2003's year-over-year LTL tonnage decline of 5.4% compares to 2.0% in October 2003, 3.1% in November 2003 and 1.3% in December 2003. These tonnage comparisons suggest that the improving U.S. economy is benefiting the general freight market, although there can be no certainty.

ABF's improvement in its 2003 operating ratio to 94.3% from 94.6% in 2002 reflects revenue increases as a result of increases in revenue yields, fuel surcharges and LTL tonnage, as well as changes in certain other operating expense categories as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Salaries and wages expense for 2003 decreased 1.1%, as a percent of revenue, compared to 2002, due primarily to revenue yield improvements and the fact that a portion of salaries and wages are fixed in nature and decrease as a percent of revenue with increases in revenue levels. This decrease was offset in part by productivity declines and the annual general IBT contractual increases. As discussed in Note A, in March 2003, the IBT announced the ratification of its National Master Freight Agreement with the MFCA by its membership. The five-year agreement provides for annual contractual wage and benefit increases of approximately 3.2% - 3.4% and was effective April 1, 2003. For 2003, the annual wage increase occurred on April 1, 2003 and was 2.5% and the annual health and welfare cost increase occurred on August 1, 2003 and was 6.5%. The previous agreement included contractual base wage and pension cost increases of 1.8% and 4.9%, respectively, on April 1, 2002 and an August 1, 2002 increase of 12.9% for health and welfare costs. Productivity for 2003 was below that of 2002 primarily because of additional shipment handling associated with ABF's concentration on transit time improvements and premium services provided at pickup and delivery. In addition, ABF's nonunion pension expense for 2003 increased by approximately $4.8 million over 2002 amounts.

Supplies and expenses for 2003 increased 0.7%, as a percent of revenue, compared to 2002, due primarily to an increase in fuel costs, excluding taxes, which on an average price-per-gallon basis increased to $0.97 for 2003 from $0.79 in 2002.

The 0.6% increase in ABF's rents and purchased transportation costs, as a percent of revenue, is due primarily to an increase in rail utilization to 16.2% of total miles for 2003, compared to 14.4% during 2002. Rail miles have increased due to tonnage growth in rail lanes.

As previously mentioned, ABF's general rate increase on July 14, 2003 was put in place to cover known and expected cost increases for the next twelve months. ABF's ability to retain this rate increase is dependent on the competitive pricing environment. ABF could be impacted by fluctuating fuel prices in the future. As previously discussed, ABF has experienced an increase in fuel prices in 2003 as compared to 2002. ABF's fuel surcharges on revenue are intended to offset any fuel cost increases. ABF's total insurance costs are dependent on the insurance markets, which have been adversely impacted by the events of September 11, 2001 and other factors in recent years. ABF's workers' compensation and third-party casualty total premiums and claims costs for 2003 were consistent with 2002. ABF's nonunion pension expense will decrease in 2004 to between $5.0 million and $6.0 million from $9.6 million in 2003, reflecting the improving stock market in 2003. As previously discussed, ABF's results of operations in 2003 have been impacted by the wage and benefit increases associated with the new labor agreement with the IBT and will continue to be impacted by this agreement during the remainder of the contract term.

Because of changes that have occurred in the LTL industry since the closure of CF, sequential comparisons of business levels are often more revealing than year-over-year comparisons. An analysis of the 1998 through 2002 sequential relationship between fourth quarter LTL tonnage levels and subsequent first quarter LTL tonnage levels reveals a seasonal decline in ABF's LTL tonnage per day. Applying this historical relationship to actual LTL tonnage-per-day figures for the fourth quarter of 2003 yields a first quarter 2004 LTL daily tonnage figure that is generally comparable to the LTL daily tonnage level of the first quarter of 2003. It is not known at this time if this historical level of change will, in fact, occur in the first quarter of 2004 relative to the first quarter of 2003. This sequential tonnage analysis is only a starting point for predicting upcoming business levels. The effects of various economic and industry factors must also be considered.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The first quarter generally has the highest operating ratio of the year. First quarter tonnage levels are normally lower during January and February while March provides a disproportionately higher amount of the quarter's business. Adverse weather conditions in the early months of the first quarter can have a negative impact on productivity and costs. As the weather improves, business levels tend to increase and the operating results of March often have a significant impact on the first quarter's results. These observations are made based on ABF's historical operating performance.

CLIPPER

Effective August 1, 2003 and July 29, 2002, Clipper implemented general rate increases of 5.9% in both years for LTL shipments. Revenues for 2003 increased 6.6% when compared to 2002.

As discussed in Note D, on December 31, 2003, Clipper closed the sale of all customer and vendor lists related to its LTL freight business, resulting in a pre-tax gain of $2.5 million. This gain is reported below the operating income line. With this sale, Clipper exited the LTL business. Total costs incurred with the exit of this business unit amounted to $1.2 million and included severance pay, software and fixed asset abandonment and certain operating lease costs. Exit costs are reported in operating income.

The following table provides a comparison of key operating statistics for
Clipper:

                                                                                     DECEMBER 31
                                                                               2003              2002       % CHANGE
                                                                               ----              ----       --------
LTL
  LTL hundredweight .............................................            1,755,434        1,910,838       (8.1)%
  Revenue per hundredweight, excluding fuel surcharges ..........         $      18.56     $      18.46        0.5%

INTERMODAL
  Shipments .....................................................               31,630           24,232       30.5%
  Revenue per shipment ..........................................         $   1,633.31     $   1,684.10       (3.0)%

TEMPERATURE-CONTROLLED TRUCKLOAD
  Shipments .....................................................                9,761           10,983      (11.1)%
  Revenue per shipment ..........................................         $   3,026.33     $   2,813.10        7.6%

Clipper's LTL division accounted for approximately 30.0% of total Clipper revenues. In 2003 and recent years, revenue and operating income of Clipper's LTL operation had suffered, primarily from the negative effects of the U.S. economy and, in the fourth quarter of 2003, from the announcement of the sale of its customer and vendor lists to Hercules Forwarding Inc. Clipper has retained its intermodal and temperature-controlled truckload businesses moving on the rail, as well as its brokerage operation.

Clipper's intermodal division experienced significant growth in shipments as a result of additional lanes awarded to Clipper by a large-volume customer. Revenue per shipment declined 3.0% as a result of a more competitive pricing environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Clipper's temperature-controlled truckload business experienced a decline in shipments that resulted primarily from low demand for produce on the East Coast; however, revenue per shipment improved, indicating an improving pricing environment for produce shipments.

The following table provides a reconciliation of GAAP operating income and operating ratio for 2003 and 2002. Management believes the non-GAAP operating income and operating ratio is useful to investors in understanding Clipper's results of operations, because it provides more comparable measures:

                                                                                2003                        2002
                                                                    -----------------------------------------------------
                                                                     OPERATING      OPERATING      OPERATING    OPERATING
CLIPPER - PRE-TAX                                                   INCOME (LOSS)     RATIO      INCOME (LOSS)    RATIO
                                                                    ------------    ---------    ------------   ---------
                                                                                        ($ thousands)
Clipper's GAAP operating income (loss)........................       $    (421)      100.3%       $   1,123       99.1%
Clipper LTL exit costs........................................           1,246         1.0                -          -
                                                                     ---------       -----        ---------       ----
Clipper's operating income, excluding exit costs..............       $     825        99.3%       $   1,123       99.1%
                                                                     =========       =====        =========       ====

Clipper's operating ratio, excluding exit costs, increased slightly when 2003 is compared to 2002. This increase results primarily from a change in the mix of Clipper's business to more intermodal business and less temperature-controlled produce business. The produce business historically has better margins than the intermodal business. In addition, all business units have seen a reduction in rail incentives, which increases direct costs as a percent of revenue.

During 2004, Clipper will focus on the consistent growth of its remaining business units with an emphasis on individual account profitability. However, Clipper's 2004 results could be adversely impacted by lower rail incentives and higher trailer repositioning costs as a result of lower overall volumes because of no longer having LTL freight. However, these adverse effects could be overcome by growth in the remaining business units, although there can be no assurances in this regard.

OTHER LONG-TERM ASSETS

Other assets increased $15.3 million from December 31, 2002 to December 31, 2003, due primarily to participant deferrals and related Company deposits into the Company's Voluntary Savings Plan or related trusts.

OTHER LONG-TERM LIABILITIES

Other liabilities increased $6.3 million from December 31, 2002 to December 31, 2003, due primarily to participant deferrals and related Company deposits into the Company's Voluntary Savings Plan or related trusts, offset in part by distributions from its supplemental pension benefit plan.

INCOME TAXES

The difference between the effective tax rate for 2003 and the federal statutory rate resulted from state income taxes and nondeductible expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of the deductibility of contributions to multiemployer pension plans. The IRS had previously raised the same issue with respect to the Company. There were certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company was involved in the administrative appeals process with the IRS regarding those factual differences beginning in 1997. During 2001, the Company paid approximately $33.0 million which represented a substantial portion of the tax and interest that would be due if the multiemployer pension issue was decided adversely to the Company and which was accounted for in prior years as a part of the Company's net deferred tax liability and accrued expenses. In August 2002, the Company reached a settlement with the IRS of the multiemployer pension issue and all other outstanding issues relating to the Company's federal income tax returns for the years 1990 through 1994. The settlement resulted in a liability for tax and interest which was less than the liability the Company had estimated if the IRS prevailed on all issues. As a result of the settlement, the Company reduced its reserves for interest by approximately $5.2 million to reflect the reduction in the Company's liability for future cash payments of interest. The effect of this change resulted in an increase in the Company's 2002 net income per diluted common share of $0.12.

At December 31, 2003, the Company had deferred tax assets of $45.3 million, net of a valuation allowance of $1.3 million, and deferred tax liabilities of $47.4 million. The Company believes that the benefits of the deferred tax assets of $45.3 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $47.4 million and the presence of significant taxable income in 2003 and 2002. The valuation allowance has been provided for the benefit of net operating loss carryovers in certain states with relatively short carryover periods and other limitations.

Management intends to evaluate the realizability of net deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.

2002 COMPARED TO 2001

Consolidated revenues for 2002 decreased 6.8% as compared to 2001. On August 1, 2001, the Company sold the stock of G.I. Trucking (see Note S). The Company's results for 2001 included seven months of operations for G.I. Trucking. The decline in revenues in 2002 resulted from the sale of G.I. Trucking and decreases in revenues for ABF and Clipper as a result of a decline in the U.S. economy beginning in mid-2000. This economic decline was further accelerated by the September 11 terrorist attacks on the World Trade Center and on the Pentagon and continued to negatively impact the Company during the first eight months of 2002. These decreases were offset in part by an increase in ABF revenue as a result of CF filing for bankruptcy protection and ceasing operations in early September 2002. The Company's revenues increased 13.1% to $381.6 million in the fourth quarter of 2002, from $337.5 million in the fourth quarter of 2001.

The decrease in operating income for 2002 is due primarily to a decline in operating income for ABF, which relates primarily to the decline in the U.S. economy. However, operating income for the fourth quarter 2002 increased to $26.2 million from $14.8 million in the fourth quarter of 2001, primarily as a result of additional business gained by ABF from the CF closure.

Income before the cumulative effect of change in accounting principle decreased in 2002 due primarily to the decrease in 2002 operating income from 2001, discussed above, offset in part by a favorable settlement with the IRS (see Note
H). In addition, 2002 had lower interest expense from lower average debt levels and no goodwill amortization, in accordance with the Company's adoption of FAS
142. During the first quarter of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

2002, the Company recognized a noncash impairment loss on its Clipper goodwill as the cumulative effect of a change in accounting principle as required by FAS 142 (see Note G). The Company's 2001 income before cumulative effect of change in accounting principle included a gain from the sale of G.I. Trucking (see Note S).

Tonnage levels during the first eight months of 2002 continued to be impacted by a decline in the U.S. economy, as previously discussed. During this time period, ABF's LTL pounds per day were 6.9% below the same eight-month period in 2001. During the four-month period from September through December 2002, following CF's closure, ABF's LTL pounds per day were 6.2% above the same four-month period in 2001. Comparing the first eight months of 2002 to the last four months of 2002, ABF experienced an increase in tonnage trends of 13.1%.

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

The following table provides a comparison of key operating statistics for ABF:

                                                                                    DECEMBER 31
                                                                               2002              2001          % CHANGE
                                                                               ----              ----          --------
BILLED REVENUE PER HUNDREDWEIGHT, EXCLUDING FUEL SURCHARGES
  Less than truckload ("LTL") (shipments less than 10,000 pounds).....    $     21.91      $       21.00           4.3%
  Truckload ("TL") ...................................................    $      7.94      $        7.72           2.9%
  Total ..............................................................    $     19.11      $       18.19           5.1%

TONNAGE (TONS)
  LTL.................................................................      2,626,623          2,701,195          (2.8)%
  TL .................................................................        656,615            726,144          (9.6)%
                                                                          -----------      -------------         -----
  Total ..............................................................      3,283,238          3,427,339          (4.2)%

SHIPMENTS PER DSY HOUR................................................          0.535              0.527           1.5%

ABF's decline in revenue for 2002 is due to a decrease in LTL tonnage and fuel surcharges. ABF's performance for 2002 was affected by less available freight due to decreased business levels at customer facilities, primarily as a result of a decline in the U.S. economy impacting ABF through the first eight months of 2002. As previously discussed, ABF's business levels during the last four months of 2002 were positively impacted by the CF closure. ABF experienced an increase in tonnage trends of 13.1% when the last four months of 2002 are compared to the first eight months of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The pricing environment remained relatively firm during the first eight months of 2002, when compared to that in previous economic downturns. Since the closure of CF, the pricing environment became more stable as reflected by the 2002 fourth quarter LTL-billed revenue per hundredweight, excluding fuel surcharge, increase of 5.9% to $22.56 from $21.30 in the fourth quarter of 2001.

ABF's decrease in its fourth quarter 2002 operating ratio to 92.2% reflected improved tonnage levels and a more stable pricing environment, both primarily as a result of CF's closure.

ABF's full year operating ratio for 2002 increased primarily as a result of tonnage declines as discussed above and increases in insurance costs and changes in certain other operating expense categories as follows:

Salaries and wages expense for 2002 increased 0.6% as a percent of revenue compared to the same period in 2001. The increase results from the annual general IBT contractual base wage and pension cost increases of 1.8% and 4.9% on April 1, 2002 and the August 1, 2002 increase of 12.9% for health and welfare costs, as well as the fact that a portion of salaries and wages are fixed in nature and increase as a percent of revenue with decreases in revenue levels. In addition, workers' compensation costs increased, as a result of an increase in severe claims and an increase in the Company's self-insurance retention level, from $0.3 million per claim to $1.0 million per claim, as well as a $0.9 million increase in reserves associated with ABF's exposure to the liquidation of Reliance Insurance Company (see Note R), when 2002 is compared to 2001. These increases were offset in part by revenue yield improvements and productivity improvements.

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

The following table provides a comparison of key operating statistics for
Clipper:

                                                                                     DECEMBER 31
                                                                               2002            2001            % CHANGE
                                                                               ----            ----            --------
LTL
  LTL hundredweight .............................................           1,910,838          1,998,230         (4.4)%
  Revenue per hundredweight, excluding fuel surcharges ..........         $     18.46      $       17.81          3.6%

INTERMODAL
  Shipments .....................................................              24,232             28,281        (14.3)%
  Revenue per shipment ..........................................         $  1,684.10      $    1,677.24          0.4%

TEMPERATURE-CONTROLLED TRUCKLOAD
  Shipments .....................................................              10,983              9,986         10.0%
  Revenue per shipment ..........................................         $  2,813.10      $    2,832.22         (0.7)%

LTL hundredweight declines reflect Clipper's movement away from unprofitable LTL business and lower business levels, resulting from the decline in the U.S. economy. The number of intermodal shipments decreased, primarily due to lower shipment volumes from existing customers. The number of shipments for Clipper's temperature-controlled division increased 10.0% due primarily to growth in non-produce business.

Despite the overall decline in revenue, Clipper's operating ratio improved slightly for 2002. Clipper's operating ratio was positively impacted by the elimination of unprofitable accounts, higher utilization of rail in line-haul movements and cost-efficient handling of customer shipments in service lanes between major cities. Clipper's rail utilization for 2002 was 63.6% of total miles, compared to 57.1% for 2001. For Clipper, rail costs per mile are generally less expensive than over-the-road costs per mile.

G.I. TRUCKING COMPANY

On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes (see Note S). The Company recognized a pre-tax gain on the sale of $4.6 million in the third quarter of 2001, which was reported below the operating income line. Revenue and operating income for the seven months of operations for G.I. Trucking for 2001 were $95.5 million and $0.1 million, respectively.

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

ENVIRONMENTAL MATTERS

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 75 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company's underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $130,000 over the last 10 years primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2003, the Company has accrued approximately $2.9 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses and in other liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

FORWARD-LOOKING STATEMENTS

Statements contained in this Management's Discussion and Analysis section that are not based on historical facts are "forward-looking statements." Terms such as "estimate," "expect," "predict," "plan," "anticipate," "believe," "intend," "should," "would," "scheduled," and similar expressions and the negatives of such terms are intended to identify forward-looking statements. Such statements are by their nature subject to uncertainties and risk, including, but not limited to, union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Arkansas Best's subsidiaries; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; the timing and amount of capital expenditures; competitive initiatives and pricing pressures; general economic conditions; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission ("SEC") public filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap was to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.775% at December 31, 2003 and 0.825% at December 31, 2002). This instrument is recorded on the balance sheet of the Company in other liabilities (see Note F). Details regarding the swap, as of December 31, 2003, are as follows:

   NOTIONAL                                    RATE                          RATE                      FAIR
    AMOUNT            MATURITY                 PAID                        RECEIVED                VALUE (2)(3)
    -------           --------                 ----                        --------                ------------
$110.0 million     April 1, 2005    5.845% plus Credit Agreement     LIBOR rate(1)                 ($6.3) million
                                    margin (0.775%)                  plus Credit Agreement
                                                                     margin (0.775%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2003 to terminate the agreement.

(3) The swap value changed from ($9.9) million at December 31, 2002. The fair value is impacted by changes in rates of similarly termed Treasury instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT: The carrying amount of the Company's borrowings under its Revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. The fair value of the Company's other long-term debt was estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                                                         2003                           2002
                                                             CARRYING          FAIR          CARRYING          FAIR
                                                              AMOUNT           VALUE          AMOUNT           VALUE
                                                           ------------    ------------    ------------    ------------
                                                                                    ($ thousands)
Cash and cash equivalents..............................    $      5,251    $      5,251    $     39,644    $     39,644
Short-term debt........................................    $        133    $        134    $        133    $        127
Long-term debt.........................................    $      1,514    $      1,516    $    111,647    $    111,610

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 2003, outstanding debt obligations under the Credit Agreement did not exceed $110.0 million. As discussed in Note E, the Company used the proceeds from the sale of its interest in Wingfoot and operating cash to reduce outstanding debt under its Credit Agreement during 2003. The Company's average borrowings during the year were $41.0 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings.

The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF and Clipper based on increases in diesel fuel prices compared to relevant indexes.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to approximately 1.0% of total revenues for 2003. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2003 or 2002.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Arkansas Best Corporation

We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note G to the financial statements, in 2002, the Company changed its method of accounting for goodwill.

                                         Ernst & Young LLP

Little Rock, Arkansas
January 21, 2004

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31
                                                                                            2003               2002
                                                                                       -------------      -------------
                                                                                        ($ thousands, except share data)
ASSETS

CURRENT ASSETS
   Cash and cash equivalents ...................................................       $       5,251      $      39,644
   Accounts receivable, less allowances
     (2003 - $3,558; 2002 - $2,942) ............................................             132,320            130,769
   Prepaid expenses ............................................................               8,600              7,787
   Deferred income taxes .......................................................              27,006             26,443
   Other .......................................................................               3,400              3,729
                                                                                       -------------      -------------
      TOTAL CURRENT ASSETS .....................................................             176,577            208,372

PROPERTY, PLANT AND EQUIPMENT
   Land and structures .........................................................             215,476            223,107
   Revenue equipment ...........................................................             370,102            343,100
   Service, office and other equipment .........................................             107,066             91,054
   Leasehold improvements ......................................................              13,048             12,983
                                                                                       -------------      -------------
                                                                                             705,692            670,244
   Less allowances for depreciation and amortization ...........................             358,564            330,841
                                                                                       -------------      -------------
                                                                                             347,128            339,403

INVESTMENT IN WINGFOOT .........................................................                   -             59,341

PREPAID PENSION COSTS ..........................................................              32,887             29,017

OTHER ASSETS ...................................................................              68,572             53,225

ASSETS HELD FOR SALE ...........................................................               8,183              3,203

GOODWILL, less accumulated amortization
   (2003 and 2002 - $32,037) ...................................................              63,878             63,811
                                                                                       -------------      -------------
                                                                                       $     697,225      $     756,372
                                                                                       =============      =============

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                                  DECEMBER 31
                                                                                            2003               2002
                                                                                       -------------      -------------
                                                                                        ($ thousands, except share data)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft and drafts payable ...........................................       $       8,861      $       7,808
   Accounts payable ............................................................              55,764             58,442
   Federal and state income taxes ..............................................               2,816              5,442
   Accrued expenses ............................................................             125,148            123,294
   Current portion of long-term debt ...........................................                 353                328
                                                                                       -------------      -------------
      TOTAL CURRENT LIABILITIES ................................................             192,942            195,314

LONG-TERM DEBT, less current portion ...........................................               1,826            112,151

FAIR VALUE OF INTEREST RATE SWAP ...............................................               6,330              9,853

OTHER LIABILITIES ..............................................................              66,284             59,938

DEFERRED INCOME TAXES ..........................................................              29,106             23,656

FUTURE MINIMUM RENTAL COMMITMENTS, NET
    (2003 - $49,615; 2002 - $42,494) ...........................................                   -                  -

OTHER COMMITMENTS AND CONTINGENCIES ............................................                   -                  -

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value, authorized 70,000,000 shares;
      issued 2003:  25,295,984 shares; 2002:  24,972,086 shares ................                 253                250
   Additional paid-in capital ..................................................             217,781            211,567
   Retained earnings ...........................................................             192,610            154,455
   Treasury stock, at cost, 2003: 259,782 shares; 2002: 59,782 shares ..........              (5,807)              (955)
   Accumulated other comprehensive loss ........................................              (4,100)            (9,857)
                                                                                       -------------      -------------
      TOTAL STOCKHOLDERS' EQUITY ...............................................             400,737            355,460
                                                                                       -------------      -------------
                                                                                       $     697,225      $     756,372
                                                                                       =============      =============

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
STATEMENTS OF INCOME


                                                                                            YEAR ENDED DECEMBER 31
                                                                                    2003             2002              2001
                                                                                    ----             ----              ----
                                                                                     ($ thousands, except per share data)
OPERATING REVENUES.....................................................       $  1,527,473      $ 1,422,297      $  1,526,206

OPERATING EXPENSES AND COSTS...........................................          1,454,293        1,354,076         1,450,272
                                                                              ------------      -----------      ------------
OPERATING INCOME ......................................................             73,180           68,221            75,934

OTHER INCOME (EXPENSE)
   Net gains on sales of property and other ...........................                643            3,524               918
   Gain on sale of G.I. Trucking Company ..............................                  -                -             4,642
   Gain on sale of Wingfoot ...........................................             12,060                -                 -
   Gain on sale of Clipper LTL ........................................              2,535                -                 -
   IRS interest settlement ............................................                  -            5,221                 -
   Fair value changes and payments on interest rate swap ..............            (10,257)               -                 -
   Interest expense ...................................................             (3,855)          (8,097)          (12,636)
   Other, net .........................................................                648             (238)           (2,139)
                                                                              ------------      -----------      ------------
                                                                                     1,774              410            (9,215)
                                                                              ------------      -----------      ------------
INCOME BEFORE INCOME TAXES ............................................             74,954           68,631            66,719

FEDERAL AND STATE INCOME TAXES
   Current ............................................................             26,275           19,464            25,367
   Deferred ...........................................................              2,569            8,412               (52)
                                                                              ------------      -----------      ------------
                                                                                    28,844           27,876            25,315
                                                                              ------------      -----------      ------------

INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE ......................................             46,110           40,755            41,404
                                                                              ------------      -----------      ------------
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX BENEFITS OF $13,580 ...........................                  -          (23,935)                -
                                                                              ------------      -----------      ------------

NET INCOME ............................................................             46,110           16,820            41,404
   Preferred stock dividends ..........................................                  -                -             2,487
                                                                              ------------      -----------      ------------
NET INCOME FOR COMMON STOCKHOLDERS ....................................       $     46,110      $    16,820      $     38,917
                                                                              ============      ===========      ============

NET INCOME (LOSS) PER COMMON SHARE
BASIC:

   Income before cumulative effect of change in accounting principle ..       $       1.85      $      1.65      $       1.79
   Cumulative effect of change in accounting principle, net of tax ....                  -            (0.97)                -
                                                                              ------------      -----------      ------------

NET INCOME PER SHARE (BASIC) ..........................................       $       1.85      $      0.68      $        1.79
                                                                              ============      ===========      ============
DILUTED:
   Income before cumulative effect of change in accounting principle ..       $       1.81      $      1.60      $       1.66
   Cumulative effect of change in accounting principle, net of tax ....                  -            (0.94)                -
                                                                              ------------      -----------      ------------
NET INCOME PER SHARE (DILUTED) ........................................       $       1.81      $      0.66      $       1.66
                                                                              ============      ===========      ============

CASH DIVIDENDS PAID PER COMMON SHARE ..................................       $       0.32      $         -      $          -
                                                                              ============      ===========      ============

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            PREFERRED STOCK        COMMON STOCK        ADDITIONAL
                                                            ---------------       --------------        PAID-IN
                                                            SHARES   AMOUNT       SHARES  AMOUNT        CAPITAL
                                                            ------   ------       ------  ------       ----------
                                                                                 (thousands)
BALANCES AT JANUARY 1, 2001 ........................         1,390   $   14       20,219  $  202       $  194,211
  Net income .......................................                      -                    -                -
  Fair value of interest rate swap,
    net of tax benefits of $2,094 (a) ..............                      -                    -                -
  Foreign currency translation,
    net of tax benefits of $193 (b).................                      -                    -                -
      Total comprehensive income ...................
  Issuance of common stock .........................                      -          811       8            7,638
  Tax effect of stock options exercised ............                      -                    -            1,510
  Purchase of preferred stock ......................            (7)       -                    -             (414)
  Conversion of preferred stock
    to common ......................................        (1,383)     (14)       3,512      35              (21)
  Dividends paid on preferred stock ................                      -                    -                -
  Fair value of G.I. Trucking and Treadco
    officer stock options and other ................                                   -       -            1,539
                                                            ------   ------       ------  ------       ----------
BALANCES AT DECEMBER 31, 2001 ......................             -        -       24,542     245          204,463
  Net income .......................................                      -                    -                -
  Change in fair value of interest rate swap,
    net of tax benefits of $1,739 (a) ..............                      -                    -                -
  Change in foreign currency translation,
    net of tax benefits of $4(b) ...................                      -                    -                4
  Minimum pension liability,
    net of tax benefits of $2,245 (c) ..............                      -                    -                -
      Total comprehensive income ...................
  Issuance of common stock .........................                      -          430       5            3,908
  Tax effect of stock options exercised.............                      -                    -            3,224
  Change in fair value of Treadco
    officer stock options ..........................                      -                    -              (32)
                                                            ------   ------       ------  ------       ----------

BALANCES AT DECEMBER 31, 2002 ......................             -        -       24,972     250          211,567
  Net income ......................................                       -                    -                -
  Interest rate swap,
    net of taxes of $3,833 (a) ....................                       -                    -                -
  Change in foreign currency translation,
    net of taxes of $42 (b) ........................                      -                    -                -
  Change in minimum pension liability,
    net of tax benefits of $209 (c) ...............                       -                    -                -

      Total comprehensive income ...................

  Issuance of common stock .........................                      -          324       3            4,394
  Tax effect of stock options exercised                                   -                    -            1,820
  Purchase of treasury stock .......................                      -                    -                -
  Dividends paid on common stock ...................                      -                    -                -
                                                            ------   ------       ------  ------       ----------

BALANCES AT DECEMBER 31, 2003 ......................             -   $    -       25,296  $  253       $  217,781
                                                            ======   ======       ======  ======       ==========

                                                                                       ACCUMULATED
                                                                                          OTHER
                                                            RETAINED     TREASURY     COMPREHENSIVE        TOTAL
                                                            EARNINGS       STOCK           LOSS           EQUITY
                                                            --------     --------     -------------      ---------
                                                                              (thousands)
BALANCES AT JANUARY 1, 2001 ........................        $ 98,718     $   (955)    $           -      $ 292,190
  Net income .......................................          41,404            -                 -         41,404
  Fair value of interest rate swap,
    net of tax benefits of $2,094 (a) ..............               -            -            (3,289)        (3,289)
  Foreign currency translation,
    net of tax benefits of $193 (b) ................               -            -              (303)          (303)
                                                                                                         ---------
      Total comprehensive income ...................                                                        37,812
                                                                                                         ---------
  Issuance of common stock .........................               -            -                 -          7,646
  Tax effect of stock options exercised ............               -            -                 -          1,510
  Purchase of preferred stock ......................               -            -                 -           (414)
  Conversion of preferred stock
    to common ......................................               -            -                 -              -
  Dividends paid on preferred stock ................          (2,487)           -                 -         (2,487)
  Fair value of G.I. Trucking and Treadco
    officer stock options and other ................               -            -                 -          1,539
                                                            --------     --------     -------------      ---------
BALANCES AT DECEMBER 31, 2001 ......................         137,635         (955)           (3,592)       337,796
  Net income .......................................          16,820            -                 -         16,820
  Change in fair value of interest rate swap,
    net of tax benefits of $1,739 (a) ..............               -            -            (2,731)        (2,731)
  Change in foreign currency translation,
    net of tax benefits of $4 (b) ..................               -            -                (6)            (2)
  Minimum pension liability,
    net of tax benefits of $2,245 (c)                              -            -            (3,528)        (3,528)
                                                                                                         ---------
      Total comprehensive income ...................                                                        10,559
                                                                                                         ---------
  Issuance of common stock .......                                 -            -                 -          3,913
  Tax effect of stock options exercised ............               -            -                 -          3,224
  Change in fair value of Treadco
    officer stock options ..........................               -            -                 -            (32)
                                                            --------     --------     -------------      ---------

BALANCES AT DECEMBER 31, 2002 ......................         154,455         (955)           (9,857)       355,460
  Net income .......................................          46,110            -                -          46,110
  Interest rate swap,
    net of taxes of $3,833 (a) .....................               -            -             6,020          6,020
  Change in foreign currency translation,
    net of taxes of $42 (b) ...... .................               -            -                65             65
  Change in minimum pension liability,
    net of tax benefits of $209 (c) ................               -            -              (328)          (328)
                                                                                                         ---------
      Total comprehensive income ...................                                                        51,867
                                                                                                         ---------
  Issuance of common stock .........................               -            -                 -          4,397
  Tax effect of stock options exercised ............               -            -                 -          1,820
  Purchase of treasury stock .......................               -       (4,852)                -         (4,852)
  Dividends paid on common stock ...................          (7,955)           -                 -         (7,955)
                                                            --------     --------     -------------      ---------

BALANCES AT DECEMBER 31, 2003 ......................        $192,610     $ (5,807)     $     (4,100)     $ 400,737
                                                            ========     ========     =============      =========

The accompanying notes are an integral part of the consolidated financial statements.

(a) The accumulated loss from the fair value of the interest rate swap in accumulated other comprehensive loss was $3.3 million, net of tax benefits of $2.1 million, at December 31, 2001 and $6.0 million, net of tax benefits of $3.8 million, at December 31, 2002. As of March 31, 2003, the Company no longer forecasted borrowings and interest payments on the full notional amount of the swap. During May 2003, interest payments on borrowings hedged with the swap were reduced to zero. As a result, the Company transferred the entire fair value of the interest rate swap from accumulated other comprehensive loss into earnings during the first and second quarters of 2003. Until the swap terminates on April 1, 2005, changes in the fair value of the interest rate swap are accounted for through the income statement (see Note F).

(b) The accumulated loss from the foreign currency translation in accumulated other comprehensive loss is $0.3 million, net of tax benefits of $0.2 million, at both December 31, 2001 and 2002 and $0.2 million, net of tax benefits of $0.2 million, at December 31, 2003.

(c) The minimum pension liability included in accumulated other comprehensive loss at December 31, 2002 was $3.5 million, net of tax benefits of $2.2 million, and $3.9 million, net of tax benefits of $2.5 million, at December 31, 2003 (see Note L).

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             YEAR ENDED DECEMBER 31
                                                                                      2003            2002            2001
                                                                                      ----            ----            ----
                                                                                                  ($ thousands)
OPERATING ACTIVITIES
   Net income ..................................................................  $    46,110      $   16,820      $   41,404
   Adjustments to reconcile net income
     to net cash provided by operating activities:
      Change in accounting principle, net of tax ...............................            -          23,935               -
      Depreciation and amortization ............................................       51,925          49,219          50,315
      Amortization of goodwill .................................................            -               -           4,053
      Amortization of deferred financing costs .................................          332             275             180
      Provision for losses on accounts receivable ..............................        1,556           1,593           2,966
      Provision for deferred income taxes ......................................        2,569           8,412             (52)
      Fair value of interest rate swap .........................................        6,330               -               -
      Gain on sales of assets and other ........................................         (419)         (3,430)         (2,322)
      Gain on sale of G.I. Trucking Company ....................................            -               -          (4,642)
      Gain on sale of Wingfoot .................................................      (12,060)              -               -
      Gain on sale of Clipper LTL...............................................       (2,535)              -               -
      Changes in operating assets and liabilities, net of sales and exchanges:
         Receivables ...........................................................       (3,125)        (15,914)         35,236
         Prepaid expenses ......................................................         (813)           (982)           (136)
         Other assets ..........................................................      (20,273)        (12,631)        (10,892)
         Accounts payable, bank drafts payable, taxes payable,
           accrued expenses and other liabilities ..............................        4,735          21,371         (51,263)
                                                                                  -----------      ----------      ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES ......................................       74,332          88,668          64,847
                                                                                  -----------      ----------      ----------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment,
     less capitalized leases and notes payable .................................      (68,171)        (55,668)        (74,670)
   Proceeds from asset sales ...................................................        7,829          11,874          10,132
   Proceeds from sale of G.I. Trucking Company .................................            -               -          40,455
   Proceeds from sale of Wingfoot ..............................................       71,309               -               -
   Proceeds from sale of Clipper LTL ...........................................        2,678               -               -
   Capitalization of internally developed software and other ...................       (3,919)         (4,381)         (2,817)
                                                                                  -----------      ----------      ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ...............................        9,726         (48,175)        (26,900)
                                                                                  -----------      ----------      ----------
FINANCING ACTIVITIES
   Borrowings under revolving credit facilities ................................      273,700          61,200          92,800
   Payments under revolving credit facilities ..................................     (383,700)        (61,200)        (92,800)
   Payments on long-term debt ..................................................         (331)        (15,191)        (23,234)
   Retirement of bonds .........................................................            -          (4,983)        (23,174)
   Purchase of preferred stock .................................................            -               -            (414)
   Dividends paid on preferred stock ...........................................            -               -          (2,487)
   Dividends paid on common stock ..............................................       (7,955)              -               -
   Purchase of treasury stock ..................................................       (4,852)              -               -
   Net increase (decrease) in bank overdraft ...................................          813           1,379         (18,165)
   Other, net ..................................................................        3,874           3,086           7,645
                                                                                  -----------      ----------      ----------
NET CASH USED BY FINANCING ACTIVITIES ..........................................     (118,451)        (15,709)        (59,829)
                                                                                  -----------      ----------      ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...........................      (34,393)         24,784         (21,882)
   Cash and cash equivalents at beginning of period ............................       39,644          14,860          36,742
                                                                                  -----------      ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .....................................  $     5,251      $   39,644      $   14,860
                                                                                  ===========      ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation ("the Company") is a diversified holding company engaged through its subsidiaries primarily in motor carrier and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company ("Clipper") (see Note D regarding the sale and exit of Clipper's less-than-truckload ["LTL"] business); FleetNet America, Inc. ("FleetNet"); and until August 1, 2001, G.I. Trucking Company ("G.I. Trucking") (see Note S).

On March 28, 2003, the International Brotherhood of Teamsters ("IBT") announced the ratification of its National Master Freight Agreement with the Motor Freight Carriers Association ("MFCA") by its membership. The agreement has a five-year term and was effective April 1, 2003. The agreement provides for annual contractual wage and benefit increases of approximately 3.2% - 3.4%. Approximately 77.0% of ABF's employees are covered by the agreement. Carrier members of the MFCA ratified the agreement on the same date.

NOTE B - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Short-term investments that have a maturity of ninety days or less when purchased are considered cash equivalents.

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada. ABF, the Company's largest subsidiary, which represented approximately 90.0% of the Company's annual revenues for 2003, had no single customer representing more than 3.0% of its revenues during 2003 and no single customer representing more than 3.0% of its accounts receivable balance during 2003. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company provides an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management's expectations.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

IMPAIRMENT ASSESSMENT OF LONG-LIVED ASSETS: The Company follows Statement of Financial Accounting Standards No. 144 ("FAS 144"), Accounting for the Impairment and Disposal of Long-Lived Assets. The Company reviews its long-lived assets, including property, plant, equipment and capitalized software, that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, as required by FAS 144. If such an event or change in circumstances is present, the Company will review its depreciation policies and, if appropriate, estimate the undiscounted future cash flows, less the future cash outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss. The Company considers a long-lived asset as abandoned when it ceases to be used. The Company records impairment losses resulting from such abandonment in operating income. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell.

Based upon current available market information about ABF revenue equipment trade-in values, during 2003 salvage value reductions were made to certain ABF revenue equipment assets. These reductions resulted in additional depreciation of $1.8 million in 2003. During 2003, ABF abandoned $0.1 million of capitalized software, and Clipper abandoned $0.2 million of capitalized software.

Assets held for sale represent primarily ABF's nonoperating freight terminals and older revenue equipment that are no longer in service. Assets held for sale are carried at the lower of their carrying value or fair value less costs to sell. Write-downs to fair value less costs to sell are reported below the operating income line in gains or losses on sales of property, in the case of real property, or above the operating income line as gains or losses on sales of equipment, in the case of revenue or other equipment. Assets held for sale are expected to be disposed of by selling the properties or assets to a third party within the next 12 to 24 months.

Total assets held for sale at December 31, 2002 were $3.2 million. During 2003, additional assets of $9.1 million were identified and reclassified to assets held for sale. Nonoperating terminals and revenue equipment carried at $3.1 million were sold for gains of $2.0 million, of which $1.7 million related to real estate and was reported below the operating line and $0.3 million was related to equipment and reported in operating income. During 2003, the Company recorded $1.0 million of losses from write-downs related to real estate moved into assets held for sale. These real estate losses were reported below the operating income line.

At December 31, 2003, management was not aware of any events or circumstances indicating the Company's long-lived assets would not be recoverable.

PROPERTY, PLANT AND EQUIPMENT INCLUDING REPAIRS AND MAINTENANCE: The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business. Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures - 15 to 20 years; revenue equipment - 3 to 12 years; other equipment - 3 to 10 years; and leasehold improvements - 4 to 20 years. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Unless fair value can be determined, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life. The Company has no planned major maintenance activities.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE, INCLUDING WEBSITE DEVELOPMENT COSTS: The Company accounts for internally developed software in accordance with Statement of Position No. 98-1 ("SOP 98-1"), Accounting for Costs of Computer Software Developed for or Obtained for Internal Use. As a result, the Company capitalizes qualifying computer software costs incurred during the "application development stage." For financial reporting purposes, capitalized software costs are amortized by the straight-line method over 2 to 5 years. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period. In March 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-2 ("EITF 00-2"), Accounting for Website Development Costs. EITF 00-2 did not change the Company's practices, described above, with respect to website development costs.

GOODWILL: For 2003 and 2002, goodwill is accounted for under Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. Under the provisions of FAS 142, goodwill is no longer amortized but reviewed annually for impairment, using the fair value method to determine recoverable goodwill. The fair value method uses a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows (see Note G regarding the Company's impairment testing). During 2001, goodwill was accounted for under the provisions of Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for Impairment of Long-Lived Assets and for Assets to be Disposed of and Accounting Principles Board Opinion No. 17, Intangible Assets.

INCOME TAXES: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences arising from the 1988 leveraged buyout transaction ("LBO") and from a 1995 acquisition, as well as to the timing of the depreciation and cost recovery deductions previously described and to temporary differences in the recognition of certain revenues and expenses of carrier operations.

REVENUE RECOGNITION: Revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred, as prescribed by the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, and the Emerging Issues Task Force Issue No. 91-9 ("EITF 91-9"), Revenue and Expense Recognition for Freight Services in Process.

EARNINGS (LOSS) PER SHARE: The calculation of earnings (loss) per share is based on the weighted-average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of Common Stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share. The calculation of basic earnings per share reduces income available to common stockholders by Preferred Stock dividends paid or accrued during the period (see Note C).

STOCK-BASED COMPENSATION: At December 31, 2003, the Company had three stock option plans which are described more fully in Note C. The Company accounts for stock options under the "intrinsic value method" and the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation. The Company also follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 ("FAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. No stock-based employee compensation expense is reflected in net income, as all options granted under the Company's plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The Company has elected to use the APB 25 intrinsic value method because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, requires the use of theoretical option valuation models, such as the Black-Scholes model, that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

For companies accounting for their stock-based compensation under the APB 25 intrinsic value method, pro forma information regarding net income and earnings per share is required and is determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for these options is estimated at the date of grant, using a Black-Scholes option pricing model. Subsequent to the issuance of the 2002 financial statements, the Company determined that an inappropriate weighted-average life was used in determining the fair value of options granted in 2002 and 2001. Additionally, a computational error was identified. As a result, the weighted-average life has been revised from 9.5 years to 4 years, which reflects the Company's historical experience. The impact of the revisions on the Company's previously reported 2002 and 2001 pro forma annual net income is a decrease of $0.02 and an increase of $0.01 per diluted common share, respectively. The pro forma disclosures for 2002 and 2001 have been revised for these items. The Company's pro forma assumptions for 2003, 2002 and 2001 are as follows:

                                                      2003             2002             2001
                                                      ----             ----             ----
Risk free rates ........................               2.7%            4.3%          4.2% - 4.9%
Volatility..............................              56.2%           61.0%         60.5% - 61.5%
Weighted-average life ..................             4 years         4 years          4 years
Dividend yields ........................               1.2%           0.01%             0.01%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition under FAS 123 and FAS 148 to stock-based employee compensation:

                                                                                           DECEMBER 31
                                                                              2003             2002             2001
                                                                              ----             ----             ----
                                                                                ($ thousands, except per share data)
Net income - as reported ........................................         $    46,110      $     16,820      $    41,404
Less total stock option expense determined under fair
  value-based methods for all awards, net of tax.................              (2,775)           (2,538)          (1,545)
                                                                          -----------      ------------      -----------
Net income - pro forma ..........................................         $    43,335      $     14,282      $    39,859
                                                                          ===========      ============      ===========
Net income per share - as reported (basic) ......................         $      1.85      $       0.68      $      1.79
                                                                          ===========      ============      ===========
Net income per share - as reported (diluted) ....................         $      1.81      $       0.66      $      1.66
                                                                          ===========      ============      ===========
Net income per share - pro forma (basic) ........................         $      1.74      $       0.58      $      1.71
                                                                          ===========      ============      ===========
Net income per share - pro forma (diluted) ......................         $      1.73      $       0.57      $      1.60
                                                                          ===========      ============      ===========

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

INSURANCE-RELATED ASSESSMENTS: The Company accounts for insurance-related assessments in accordance with Statement of Position No. 97-3 ("SOP 97-3"), Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. At December 31, 2003 and 2002, the Company recorded estimated liabilities of $0.9 million and $0.6 million, respectively, for state guaranty fund assessments and other insurance-related assessments. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.

ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis with actual testing at some sites, and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not discounted or reduced for possible recoveries from insurance carriers or other third parties (see Note Q).

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest rate swap agreements and interest rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy (see Notes F and N). The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable or receivable from counterparties is included in other current liabilities or current assets. Under the provisions of Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities, the Company is required to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest rate swap agreements will be reported by the Company in interest expense.

In April 2003, the Financial Accounting Standards Board issued Statement No. 149 ("FAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133. This statement is effective for contracts entered into or modified after September 30, 2003 and did not have an impact upon the Company's financial statements or related disclosures.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

COSTS OF START-UP ACTIVITIES: The Company expenses certain costs associated with start-up activities as they are incurred.

COMPREHENSIVE INCOME: The Company reports the components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated statements of stockholders' equity. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income.

ASSET RETIREMENT OBLIGATIONS: On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143 ("FAS 143"), Accounting for Asset Retirement Obligations. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The adoption of FAS 143 did not have an impact upon the Company's financial statements or related disclosures.

EXIT OR DISPOSAL ACTIVITIES: On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 146 ("FAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. As prescribed by FAS 146, liabilities for costs associated with the exit or disposal activity are recognized when the liability is incurred. See Note D regarding the sale and exit of Clipper's LTL division in 2003. The adoption of FAS 146 did not have a material impact upon the Company's financial statements or related disclosures.

VARIABLE INTEREST ENTITIES: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"). This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company has no investments in or known contractual arrangements with variable interest entities, and therefore this Interpretation has not impacted the Company's financial statements or related disclosures.

SEGMENT INFORMATION: The Company uses the "management approach" for determining appropriate segment information to disclose. The management approach is based on the way management organizes the segments within the Company for making operating decisions and assessing performance.

INVESTMENT IN WINGFOOT: The Company's investment in Wingfoot represented a 19.0% interest in Wingfoot Commercial Tire Systems, LLC. The transaction which created Wingfoot was accounted for at fair value, as prescribed by Emerging Issues Task Force Issue No. 00-5 ("EITF 00-5"), Determining Whether a Nonmonetary Transaction is an Exchange of Similar Productive Assets. The Company's investment was accounted for under the equity method, similar to a partnership investment. However, the Company did not share in the profits or losses of Wingfoot during the term of the Company's "Put" option, based upon the terms of the operating agreement. See Note E regarding the sale of the Company's interest in Wingfoot in 2003.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

OTHER ACCOUNTING PRONOUNCEMENTS: In May 2003, the Financial Accounting Standards Board issued Statement No. 150 ("FAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. FAS 150 did not have an impact upon the Company's financial statements or related disclosures.

NOTE C - STOCKHOLDERS' EQUITY

PREFERRED STOCK: In February 1993, the Company completed a public offering of 1,495,000 shares of Preferred Stock at $50 per share. The Preferred Stock was convertible at the option of the holder into Common Stock at the rate of 2.5397 shares of Common Stock for each share of Preferred Stock. Annual dividends were $2.875 and were cumulative. The Preferred Stock was exchangeable, in whole or in part, at the option of the Company on any dividend payment date beginning February 15, 1995 for the Company's 5 3/4% Convertible Subordinated Debentures due February 15, 2018, at a rate of $50 principal amount of debentures for each share of Preferred Stock. The Preferred Stock was redeemable at any time, in whole or in part, at the Company's option, initially at a redemption price of $52.0125 per share and thereafter at redemption prices declining to $50 per share on or after February 15, 2003, plus unpaid dividends to the redemption date. Holders of Preferred Stock had no voting rights unless dividends were in arrears six quarters or more, at which time they had the right to elect two directors of the Company until all dividends had been paid.

On July 10, 2000, the Company purchased 105,000 shares of its Preferred Stock at $37.375 per share, for a total cost of $3.9 million. All of the shares purchased were retired. On August 13, 2001, the Company announced the call for redemption of its $2.875 Series A Cumulative Convertible Exchangeable Preferred Stock ("ABFSP"). As of August 10, 2001, 1,390,000 shares of Preferred Stock were outstanding. At the end of the extended redemption period on September 14, 2001, 1,382,650 shares of the Preferred Stock were converted to 3,511,439 shares of Common Stock. A total of 7,350 shares of Preferred Stock were redeemed at the redemption price of $50.58 per share. The Company paid $0.4 million to the holders of these shares in redemption of their Preferred Stock. Preferred Stock dividends of $2.5 million were paid during 2001. There were no Preferred Stock dividends paid during 2003 or 2002.

COMMON STOCK: During 2003, the Company's Board of Directors declared a quarterly cash dividend of eight cents per share for its Common Stock, which totaled $8.0 million in 2003.

STOCKHOLDERS' RIGHTS PLAN: Each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at an exercise price of $80 per right. The rights are not currently exercisable, but could become exercisable if certain events occur, including the acquisition of 15.0% or more of the outstanding Common Stock of the Company. Under certain conditions, the rights will entitle holders, other than an acquirer in a nonpermitted transaction, to purchase shares of Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2011 unless extended.

TREASURY STOCK: At December 31, 2002, the Company had 59,782 shares of treasury stock with a cost basis of $1.0 million. These shares were purchased at various times throughout 2000, as employees tendered shares they had held for six months or more as payments for the exercise price of stock options, as allowed by the Company's stock option plans.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

On January 23, 2003, the Board approved the Company's repurchase from time to time, in the open market or in privately negotiated transactions, up to a maximum of $25.0 million of the Company's Common Stock. The repurchases may be made either from the Company's cash reserves or from other available sources. During 2003, the Company purchased 200,000 shares for $4.8 million. These common shares were added to the Company's treasury stock. At December 31, 2003, the Company had a total of 259,782 shares of treasury stock with a cost basis of $5.8 million.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS: At December 31, 2003, the Company maintained three stock option plans - the 1992 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan and the 2002 Stock Option Plan, which provided for the granting of options to directors and designated employees of the Company. The 1992 Stock Option Plan expired on December 31, 2001 and, therefore, no new options can be granted under this plan. The 2000 Non-Qualified Stock Option Plan, a broad-based plan that allows options to be granted to designated employees, provided 1.0 million shares of Common Stock for the granting of options. The 2002 Stock Option Plan allows for the granting of 1.0 million options, as well as two types of stock appreciation rights ("SARs") which are payable in shares or cash. Employer SARs allow the Company to decide, when an option is exercised, whether or not to treat the exercise as a SAR. Employee SARs allow the optionee to decide, when exercising an option, whether or not to treat it as a SAR. During 2003, the Company granted 182,500 Employer SARs in conjunction with stock option grants of 182,500 shares to directors and key employees of the Company from the 2002 Stock Option Plan. As of December 31, 2003, the Company had not exercised any Employer SARs. Also during 2003, the Company granted 143,500 stock options to designated employees under the 2000 Non-Qualified Stock Option Plan. All options or SARs granted are exercisable starting on the first anniversary of the grant date, with 20.0% of the shares or rights covered, thereby becoming exercisable at that time and with an additional 20.0% of the option shares or SARs becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options or SARs are granted for a term of 10 years.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following table is a summary of the Company's stock option activity and related information for the years ended December 31:

                                             2003                          2002                         2001
                                   --------------------------------------------------------------------------------------
                                                    WEIGHTED-                      WEIGHTED-                      WEIGHTED-
                                                     AVERAGE                        AVERAGE                       AVERAGE
                                     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                                   ---------     --------------    ---------    --------------    ---------    --------------
Outstanding - beginning of year..  1,768,115        $ 17.44        2,201,214       $ 15.78        2,235,731       $   9.84
Granted .........................    326,000          24.59            7,500         23.53          819,201          25.71
Exercised  ......................   (339,167)         13.34         (430,599)         9.13         (826,718)          9.66
Forfeited .......................    (40,301)         21.81          (10,000)        14.11          (27,000)         17.48
                                   ---------        -------        ---------       -------        ---------       --------
Outstanding - end of year........  1,714,647        $ 19.51        1,768,115       $ 17.44        2,201,214       $  15.78
                                   =========        =======        =========       =======        =========       ========

Exercisable - end of year........    713,586        $ 15.99          684,411       $ 13.34          690,856       $   8.55
                                   =========        =======        =========       =======        =========       ========

Estimated weighted-average fair
  value per share of options in
  excess of the exercise price
  granted to employees during
  the year (1)...................                   $ 10.39                        $ 11.86                        $  13.07
                                   =========        =======        =========       =======        =========       ========

(1) Considers the option exercise price, historical volatility, risk-free interest rate, weighted-average life of the options and dividend yields, under the Black-Scholes method. Subsequent to the issuance of the 2002 financial statements, the Company determined that an inappropriate weighted-average life was used in determining the fair value of options granted in 2002 and 2001. Additionally, a computational error was identified. The estimated weighted-average fair value per share for options granted during 2002 and 2001 has been revised for these matters.

The following table summarizes information concerning currently outstanding and exercisable options:

                                                     WEIGHTED-
                                  NUMBER              AVERAGE         WEIGHTED-                           WEIGHTED-
                                OUTSTANDING          REMAINING         AVERAGE         EXERCISABLE         AVERAGE
   RANGE OF                        AS OF            CONTRACTUAL       EXERCISE            AS OF           EXERCISE
EXERCISE PRICES              DECEMBER 31, 2003         LIFE             PRICE       DECEMBER 31, 2003       PRICE
---------------              -----------------      -----------     -----------     -----------------    ----------
   $ 4 - $ 6                        48,500              3.2         $     5.11            48,500         $     5.11
   $ 6 - $ 8                       174,400              3.8               7.27           136,000               7.17
   $ 8 - $10                        27,000              3.4               8.24            24,600               8.23
   $10 - $12                        33,000              4.0              10.51            33,000              10.51
   $12 - $14                       403,354              5.8              13.48           194,518              13.38
   $14 - $16                        24,000              6.3              14.99            14,400              14.99
   $22 - $24                         7,500              8.3              23.53             1,500              23.53
   $24 - $26                       711,572              7.7              24.47           143,172              24.38
   $26 - $28                        20,000              7.0              26.81             8,000              26.81
   $28 - $30                       265,321              7.5              28.05           109,896              28.05
                                 ---------              ---         ----------           -------         ----------
                                 1,714,647              6.5         $    19.51           713,586         $    15.99
                                 =========              ===         ==========           =======         ==========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE D - SALE AND EXIT OF CLIPPER'S LTL BUSINESS

On December 31, 2003, Clipper Exxpress Company closed the sale of all customer and vendor lists related to Clipper's LTL freight business to Hercules Forwarding Inc. of Vernon, California for $2.7 million in cash, resulting in a pre-tax gain of $2.5 million. This gain is reported below the operating income line. Total costs incurred with the exit of this business unit amounted to $1.2 million and include severance pay, software and fixed asset abandonment and certain operating leases. These exit costs are reported above the operating income line. No additional costs relating to the exit of this business are expected to be incurred. The impact of the gain was $1.5 million, net of taxes, or $0.06 per diluted common share and the impact of the exit costs was $0.7 million, net of taxes, or $0.03 per diluted common share.

NOTE E - SALE OF 19% INTEREST IN WINGFOOT

On March 19, 2003, the Company announced that it had notified The Goodyear Tire & Rubber Company ("Goodyear") of its intention to sell its 19.0% ownership interest in Wingfoot Commercial Tire Systems, LLC ("Wingfoot") to Goodyear for a cash price of $71.3 million. The transaction closed on April 28, 2003 and the Company recorded a pre-tax gain of $12.1 million ($8.4 million after tax, or $0.33 per diluted common share) during the second quarter of 2003. The Company used the proceeds to reduce the outstanding debt under its Credit Agreement.

NOTE F - DERIVATIVE FINANCIAL INSTRUMENTS

On February 23, 1998, the Company entered into an interest rate swap agreement with an effective date of April 1, 1998 and a termination date of April 1, 2005 on a notional amount of $110.0 million. The Company's interest rate strategy has been to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate of 5.845% (plus the $225.0 million Credit Agreement ("Credit Agreement") margin which was 0.775% at December 31, 2003 and 0.825% at December 31, 2002) on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company had designated its benchmark variable 30-day LIBOR-based interest rate payments on $110.0 million of borrowings under the Company's Credit Agreement as a hedged item under a cash flow hedge. As a result, the fair value of the swap, as estimated by Societe Generale, the counterparty, was a liability of $9.9 million at December 31, 2002 and was recorded on the Company's balance sheet through accumulated other comprehensive losses, net of tax, rather than through the income statement.

As previously discussed, on March 19, 2003, the Company announced its intention to sell its 19.0% ownership interest in Wingfoot and use the proceeds to pay down Credit Agreement borrowings. As a result, the Company forecasted Credit Agreement borrowings to be below the $110.0 million level and reclassified the majority of the negative fair value of the swap on March 19, 2003 of $8.5 million (pre-tax), or $5.2 million net of taxes, from accumulated other comprehensive loss into earnings on the income statement, during the first quarter of 2003. The transaction closed on April 28, 2003 and management used the proceeds received from Goodyear to pay down its Credit Agreement borrowings below the $110.0 million level. During the second quarter of 2003, the Company reclassified the remaining negative fair value of the swap of $0.4 million (pre-tax), or $0.2 million net of taxes, from accumulated other comprehensive loss into earnings on the income statement. Changes in the fair value of the interest rate swap since March 19, 2003 have been accounted for in the Company's income statement. Future changes in the fair value of the interest rate swap will be accounted for through the income statement until the interest rate swap matures on April 1, 2005, unless the Company terminates the arrangement prior to that date.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The fair value of the interest rate swap at December 31, 2003, is a liability of $6.3 million. Included in the income statement for 2003 is the previously discussed $8.9 million (pre-tax) reclassification of negative fair value from accumulated other comprehensive losses into the income statement and $2.5 million in positive changes in the fair value of the interest rate swap, from March 19, 2003 to December 31, 2003.

The Company reported no gain or loss during 2003, 2002, or 2001 as a result of hedge ineffectiveness.

NOTE G - GOODWILL

On January 1, 2002, the Company adopted FAS 142. Under the provisions of FAS 142, the Company's goodwill intangible asset is no longer amortized but reviewed annually for impairment. At December 31, 2001, the Company's assets included goodwill of $101.3 million of which $63.8 million was from an LBO transaction related to ABF, and $37.5 million related to the 1994 acquisition of Clipper. During the first quarter of 2002, the Company performed the first phase of the required transitional impairment testing on its $63.8 million of LBO goodwill, which was based on ABF's operations and fair value at January 1, 2002. There was no indication of impairment with respect to this goodwill. At the same time, the Company performed both the first and second phases of the transitional impairment testing on its Clipper goodwill and found the entire $37.5 million balance to be impaired. As a result, the Company recognized a noncash impairment loss of $23.9 million, net of tax benefits of $13.6 million, as the cumulative effect of a change in accounting principle as provided by FAS 142. This impairment loss results from the change in method of determining recoverable goodwill from using undiscounted cash flows, as prescribed by FAS 121, to the fair value method, as prescribed by FAS 142, determined by using a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows. The Company performed the annual impairment testing on its ABF goodwill based upon operations and fair value at January 1, 2004 and 2003 and found there to be no impairment at either of these dates.

At December 31, 2003 and 2002, the Company's assets included goodwill of $63.9 million and $63.8 million, respectively, from the LBO transaction related to ABF. The change in the goodwill asset balance is due to ABF's foreign currency translation adjustments on the portion of the goodwill related to ABF Canadian operations.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

A comparison of the Company's net income and earnings per share for the year ended December 31, 2001 shown on an adjusted basis, excluding goodwill amortization, to the Company's actual income before the cumulative effect change, net income (loss), and earnings per share for the years ended December 31, 2003 and 2002 is as follows:

                                                                                        YEAR ENDED DECEMBER 31
                                                                                2003             2002           2001
                                                                             ------------------------------------------
                                                                                 ($ thousands, except per share data)
NET INCOME (LOSS):
Income before cumulative effect of change in accounting principle ........   $    46,110     $    40,755   $     41,404
Cumulative effect of change in accounting principle, net of tax ..........             -         (23,935)             -
-----------------------------------------------------------------------------------------------------------------------
Reported net income ......................................................        46,110          16,820         41,404
Add back goodwill amortization, net of tax ...............................             -               -          3,411
-----------------------------------------------------------------------------------------------------------------------
Adjusted net income ......................................................   $    46,110     $    16,820   $     44,815
=======================================================================================================================
NET INCOME (LOSS) PER COMMON SHARE BASIC:
Income before cumulative effect of change in accounting principle.........   $      1.85     $      1.65   $       1.79
Cumulative effect of change in accounting principle, net of tax ..........             -           (0.97)             -
-----------------------------------------------------------------------------------------------------------------------
Reported net income per common share .....................................          1.85            0.68           1.79
Goodwill amortization, net of tax ........................................             -               -           0.16
-----------------------------------------------------------------------------------------------------------------------
Adjusted net income per common share .....................................   $      1.85     $      0.68   $       1.95
=======================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE DILUTED:

Income before cumulative effect of change in accounting principle ........   $      1.81     $      1.60   $       1.66
Cumulative effect of change in accounting principle, net of tax ..........             -           (0.94)             -
-----------------------------------------------------------------------------------------------------------------------
Reported net income per common share .....................................          1.81            0.66           1.66
Goodwill amortization, net of tax ........................................             -               -           0.14
-----------------------------------------------------------------------------------------------------------------------
Adjusted net income per common share .....................................   $      1.81     $      0.66   $       1.80
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE H - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                                    DECEMBER 31
                                                                                              2003               2002
                                                                                          -----------------------------
                                                                                                   ($ thousands)
Deferred tax liabilities:
   Amortization, depreciation and basis differences
      for property, plant and equipment and other long-lived assets.................      $   40,812         $   34,413
   Revenue recognition..............................................................           3,929              4,271
   Prepaid expenses.................................................................           2,638              1,854
   Other ...........................................................................               -              5,934
-----------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities.................................................          47,379             46,472

Deferred tax assets:
   Accrued expenses.................................................................          39,723             38,787
   Fair value of interest rate swap ................................................           2,491              3,897
   Postretirement benefits other than pensions......................................           2,523              1,889
   State net operating loss carryovers..............................................           1,273              2,196
   Basis difference in investment in Wingfoot.......................................               -              1,130
   Other............................................................................             613              4,088
-----------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets......................................................          46,623             51,987
     Valuation allowance for deferred tax assets....................................          (1,344)            (2,728)
-----------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets.......................................................          45,279             49,259
-----------------------------------------------------------------------------------------------------------------------
Net deferred tax assets (liabilities)...............................................      $   (2,100)        $    2,787
=======================================================================================================================

Significant components of the provision for income taxes are as follows:

                                                                                     YEAR ENDED DECEMBER 31
                                                                            2003              2002             2001
                                                                        -----------------------------------------------
                                                                                          ($ thousands)
Current:
   Federal.......................................................       $     23,408      $    17,675      $     23,297
   State.........................................................              2,867            1,789             2,070
-----------------------------------------------------------------------------------------------------------------------
      Total current .............................................             26,275           19,464            25,367
-----------------------------------------------------------------------------------------------------------------------

Deferred:
   Federal.......................................................              1,511            5,266            (2,274)
   State.........................................................              1,058            3,146             2,222
-----------------------------------------------------------------------------------------------------------------------
      Total deferred ............................................              2,569            8,412               (52)
-----------------------------------------------------------------------------------------------------------------------
Total income tax expense ........................................       $     28,844      $    27,876      $     25,315
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

A reconciliation between the effective income tax rate, as computed on income before income taxes, and the statutory federal income tax rate is presented in the following table:

                                                                                     YEAR ENDED DECEMBER 31
                                                                             2003              2002             2001
                                                                        -----------------------------------------------
                                                                                          ($ thousands)
Income tax at the
 statutory federal rate of 35%......................................    $     26,234      $    24,021      $     23,352
Federal income tax effects of:
   State income taxes ..............................................          (1,373)          (1,727)           (1,502)
   Nondeductible goodwill ..........................................               -                -               841
   Reduction of valuation allowance - Wingfoot sale ................          (1,130)               -                 -
   Other nondeductible expenses.....................................           1,322            1,184             1,287
   Resolution of tax contingencies..................................               -                -            (1,943)
   Other............................................................            (134)            (537)           (1,012)
-----------------------------------------------------------------------------------------------------------------------
Federal income taxes................................................          24,919           22,941            21,023
State income taxes..................................................           3,925            4,935             4,292
-----------------------------------------------------------------------------------------------------------------------
Total income tax expense............................................    $     28,844      $    27,876      $     25,315
=======================================================================================================================
Effective tax rate..................................................            38.5%            40.6%             37.9%
=======================================================================================================================

The Company's tax rate of 38.5% in 2003 reflects a lower tax rate required on the Wingfoot gain, because of a higher tax basis than book basis. The tax rate for 2003 without this benefit would have been 40.1%. The lower tax rate in 2001 reflects tax benefits of approximately $1.9 million resulting from the resolution of certain issues relating to the utilization of net operating losses and tax credits arising in prior years.

Income taxes of $34.8 million were paid in 2003, $18.6 million were paid in 2002, and $39.9 million were paid in 2001. 2001 includes $11.9 million in payments to the Internal Revenue Service ("IRS") related to the multiemployer pension issues that are discussed below. Income tax refunds amounted to $10.0 million in 2003, $12.0 million in 2002, and $7.6 million in 2001.

The tax benefit associated with stock options exercised amounted to $3.2 million for 2002 and $1.5 million for 2001. The benefit reflected in the 2003 financial statements is $1.8 million; however, this amount could increase as additional information becomes available to the Company regarding stock sales by employees during 2003. Tax benefits of stock options are not reflected in net income; rather, the benefits are credited to additional paid-in capital.

As of December 31, 2003, the Company had state net operating loss carryovers of approximately $21.7 million. State net operating loss carryovers expire generally in five to fifteen years.

For financial reporting purposes, the Company had a valuation allowance of approximately $0.9 million for state net operating loss carryovers and $0.4 million for state tax benefits of tax deductible goodwill for which realization is uncertain. During 2003, the net change in the valuation allowance was a $1.4 million decrease, which related to a decrease in the valuation allowance of approximately $1.1 million relating to the excess tax basis in its investment in Wingfoot (see Note E) and a decrease of approximately $0.3 million in the valuation allowance for state tax benefits of tax deductible goodwill.

In March 1999, the Tenth Circuit Court of Appeals ruled against an appealing taxpayer regarding the timing of the deductibility of contributions to multiemployer pension plans. The IRS had previously raised the same issue with respect to the Company. There were certain factual differences between those present in the Tenth Circuit

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

case and those relating specifically to the Company. The Company was involved in the administrative appeals process with the IRS regarding those factual differences beginning in 1997. During 2001, the Company paid approximately $33.0 million which represented a substantial portion of the tax and interest that would be due if the multiemployer pension issue was decided adversely to the Company, and which was accounted for in prior years as a part of the Company's net deferred tax liability and accrued expenses. In August 2002, the Company reached a settlement with the IRS of the multiemployer pension issue and all other outstanding issues relating to the Company's federal income tax returns for the years 1990 through 1994. The settlement resulted in a liability for tax and interest that was less than the liability the Company had estimated if the IRS prevailed on all issues. As a result of the settlement, the Company reduced its reserves for interest by approximately $5.2 million to reflect the reduction in the Company's liability for future cash payments of interest. The effect of this change resulted in an increase in the Company's 2002 net income per diluted common share of $0.12.

The Company's federal tax returns for 1995 and 1996 and the returns of an acquired company for 1994 and 1995 have been examined by the IRS, and the Company is involved in the administrative appeals process with the IRS. Resolution of the issues before the IRS is not expected to result in any significant additional liabilities to the Company. The Company currently has no other income tax returns under examination by the IRS.

NOTE I - OPERATING LEASES AND COMMITMENTS

Rental expense amounted to approximately $13.2 million in 2003, $13.0 million in 2002, and $13.8 million in 2001.

The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 2003 for all noncancellable operating leases are as follows:

                                                                                                              EQUIPMENT
                                                                                                                 AND
PERIOD                                                             TOTAL               TERMINALS                OTHER
------------------------------------------------------------------------------------------------------------------------
                                                                                     ($ thousands)
2004....................................................       $    11,261            $    10,744             $      517
2005....................................................             9,462                  8,945                    517
2006....................................................             8,394                  7,906                    488
2007....................................................             6,918                  6,488                    430
2008....................................................             4,812                  4,812                      -
Thereafter..............................................             8,768                  8,768                      -
------------------------------------------------------------------------------------------------------------------------
                                                               $    49,615            $    47,663             $    1,952
-=======================================================================================================================

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $2.1 million at December 31, 2003.

Commitments to purchase revenue equipment, which are cancellable by the Company if certain conditions are met, aggregated approximately $51.0 million at December 31, 2003.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE J - LONG-TERM DEBT AND CREDIT AGREEMENTS

                                                                                                     DECEMBER 31
                                                                                               2003            2002
                                                                                           ----------------------------
                                                                                                    ($ thousands)
Revolving credit agreement (1) ......................................................      $          -      $  110,000
Capitalized lease obligations (2) ...................................................               532             699
Other  ..............................................................................             1,647           1,780
-----------------------------------------------------------------------------------------------------------------------
                                                                                                  2,179         112,479
Less current portion ................................................................               353             328
-----------------------------------------------------------------------------------------------------------------------
                                                                                           $      1,826     $   112,151
=======================================================================================================================

(1) On September 26, 2003, the Company amended and restated its existing three-year $225.0 million Credit Agreement dated as of May 15, 2002 with Wells Fargo Bank Texas, National Association as Administrative Agent and Lead Arranger, and Fleet National Bank and SunTrust Bank as Co-Syndication Agents, and Wachovia Bank, National Association as Documentation Agent. The Amended and Restated Credit Agreement among Wells Fargo Bank, National Association as Administrative Agent and Lead Arranger, and Fleet National Bank and SunTrust Bank as Co-Syndication Agents, and Wachovia Bank, National Association and The Bank of Tokyo-Mitsubishi, Ltd. as Co-Documentation Agents, extended the original maturity date for two years, to May 15, 2007. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $125.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the approval of participating banks.

         At December 31, 2003, there were no outstanding Revolver Advances and approximately $58.4 million of outstanding letters of credit. At December 31, 2002, there were $110.0 million of Revolver Advances and approximately $66.4 million of outstanding letters of credit. As previously discussed, the Company used the proceeds from the sale of its interest in Wingfoot and operating cash to reduce outstanding debt under its Credit Agreement during 2003. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment, real estate and eligible receivables. The borrowing base was $352.2 million at December 31, 2003, which would allow borrowings up to the $225.0 million limit specified by the Credit Agreement. The amount available for borrowing under the Credit Agreement at December 31, 2003 was $166.6 million.

         The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, stock repurchases and dispositions of assets and which require the Company to meet certain quarterly financial ratio tests. As of December 31, 2003, the Company was in compliance with the covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement.

         The Company's Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees and letter of credit fees. The pricing grid is based on the Company's senior debt rating agency ratings. A change in the Company's senior debt ratings could potentially impact its Credit Agreement pricing. In addition, if the Company's senior debt ratings fall below investment grade, the Company's Credit Agreement provides for limits on additional permitted indebtedness without lender approval, acquisition expenditures and capital expenditures. On May 28, 2003, Standard & Poor's upgraded its

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

         corporate credit rating on the Company to BBB+ from BBB, stating that the upgrade was driven by "...the company's strong operating results and decreasing debt levels, which support solid credit measures, despite the continued weak economic environment." The Company is currently rated BBB+ by Standard & Poor's Rating Service and Baa3 by Moody's Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of its debt. The Company's LIBOR margin and facility fees were 0.775% and 0.225%, respectively, at December 31, 2003 and 0.825% and 0.175% at December 31, 2002.

(2) Capitalized lease obligations are for computer equipment. These obligations have a weighted-average interest rate of approximately 7.4%.

         The future minimum payments under capitalized leases at December 31, 2003 consisted of the following ($ thousands):

2004...........................................................................................    $       252
2005...........................................................................................            252
2006...........................................................................................             74
--------------------------------------------------------------------------------------------------------------
2007...........................................................................................              3
--------------------------------------------------------------------------------------------------------------
Total minimum lease payments...................................................................            581
Amounts representing interest .................................................................             49
--------------------------------------------------------------------------------------------------------------
Present value of net minimum leases
  included in long-term debt ..................................................................    $       532
==============================================================================================================

         Assets held under capitalized leases are included in property, plant and equipment as follows:

                                                                                           DECEMBER 31
                                                                                    2003              2002
                                                                               -------------------------------
                                                                                         ($ thousands)
Service, office and other equipment .....................................      $      1,044        $     1,013
Less accumulated amortization ...........................................               543                334
--------------------------------------------------------------------------------------------------------------
                                                                               $        501        $       679
==============================================================================================================

         Capital lease obligations of $31,000 and $0.9 million were incurred for the years ended December 31, 2003 and 2002. Capital lease amortization is included in depreciation expense.

Annual maturities of other long-term debt, excluding capitalized lease obligations, in 2004 through 2008 are approximately $0.1 million; $0.2 million; $0.2 million; $0.2 million; and $0.2 million, respectively.

Interest paid, including payments made on the interest rate swap, was $10.6 million in 2003, $8.2 million in 2002, and $32.3 million in 2001. Amounts include $3.7 million and $21.2 million in IRS interest payments for 2003 and 2001, respectively. There was no interest paid to the IRS during 2002. Interest capitalized totaled $0.2 million in 2003, $0.4 million in 2002, and $0.3 million in 2001.

The Company is party to an interest rate swap on a notional amount of $110.0 million (see Notes F and N). The purpose of the swap was to limit the Company's exposure to interest rate increases on $110.0 million of bank borrowings. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which was 0.775% at December 31, 2003 and 0.825% at December 31, 2002.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The Company has guaranteed approximately $0.4 million that relates to a debt owed by The Complete Logistics Company ("CLC") to the owner of a company CLC acquired in 1995. CLC was a wholly owned subsidiary of the Company until 1997, when CLC was sold. The Company's exposure to this guarantee declines by approximately $60,000 per year.

NOTE K - ACCRUED EXPENSES

                                                                                                    DECEMBER 31
                                                                                              2003               2002
                                                                                        -------------------------------
                                                                                                   ($ thousands)
Accrued salaries, wages and incentive plans ......................................      $     17,831       $     20,791
Accrued vacation pay .............................................................            33,690             33,149
Accrued interest .................................................................               517                589
Taxes other than income ..........................................................             7,123              7,364
Loss, injury, damage and workers' compensation claims reserves ...................            60,252             56,553
Other ............................................................................             5,735              4,848
-----------------------------------------------------------------------------------------------------------------------
                                                                                        $    125,148       $    123,294
=======================================================================================================================

The increase in loss, injury, damage and workers' compensation claims reserves is due primarily to an increase in required reserves for workers' compensation and third-party casualty claims for ABF.

NOTE L - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a funded noncontributory defined benefit pension plan covering substantially all noncontractual employees. Benefits are generally based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum contributions not to exceed the maximum amount deductible under the Internal Revenue Code.

The Company also has an unfunded supplemental pension benefit plan for the purpose of supplementing benefits under the Company's defined benefit plan. The plan will pay sums in addition to amounts payable under the defined benefit plan to eligible participants. Participation in the plan is limited to employees of the Company who are participants in the Company's defined benefit plan and who are designated as participants in the plan by the Company's Board of Directors. The plan provides that upon a participant's termination, the participant may elect either a lump-sum payment or a deferral of receipt of the benefit. The supplemental pension benefit plan includes a provision that benefits accrued under the plan will be paid in the form of a lump sum following a change-in-control of the Company.

The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life insurance, accident and vision care to certain full-time officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums.

The Company accounts for its pension and postretirement plans in accordance with Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employer's Accounting for Pensions, Statement of Financial Accounting Standards No. 106 ("FAS 106"), Employer's Accounting for Postretirement Benefits Other Than Pensions and Statement of Financial Accounting Standards No. 132 ("FAS 132"), Employers' Disclosures about Pensions and Other Postretirement Benefits. During the fourth quarter of 2003, the Company adopted the revised disclosure provisions of FAS 132.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The Company uses a December 31 measurement date for its defined benefit pension plan and its supplemental pension benefit plan. The postretirement health benefit plan uses a measurement date of January 1.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company expects that this legislation will eventually reduce the Company's costs for its postretirement health benefit plan. At this point, the Company's investigation into its response to the legislation is preliminary, as guidance is awaited from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Based on this preliminary analysis, it appears that the Company's postretirement health benefit plan could possibly need to be changed in order to qualify for beneficial treatment under the Act. Because of various uncertainties related to the Company's response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the Financial Accounting Standards Board issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral election is permitted under Financial Staff Position FAS 106-1.

The Company's union employees and union retirees are provided pension, health care and other benefits through defined benefit multiemployer plans administered and funded based on the applicable labor agreement. ABF's monthly contributions to the multiemployer plans are based upon the number of hours worked each week by contractual employees, as agreed to under the IBT National Master Freight Agreement. ABF's aggregate contributions to the multiemployer health and welfare benefit plans totaled approximately $90.4 million, $79.7 million and $78.8 million, for the years ended December 31, 2003, 2002 and 2001, respectively. ABF's aggregate contributions to the multiemployer pension plans totaled $77.1 million, $75.1 million and $74.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Central States Pension Fund ("Central States"), the multiemployer plan to which ABF makes approximately 50.0% of its contributions, suffered significant investment losses due to the depressed stock markets and operating deficits in the years 2000 through 2002. Pursuant to a Court Order from the U.S. District Court for the Northern District of Illinois (Eastern Division) on November 17, 2003, pension and health and welfare benefits provided to Central States beneficiaries are to be reduced no later than January 1, 2004. The Court Order acknowledged the need for corrective measures to address potential future "Funding Deficiencies" in the Central States plan. There was no change in ABF's required contributions to Central States as a result of the Court Order. ABF's contributions continue to be contractually determined as described above. The U.S. District Court, however, stated that in the event a "Funding Deficiency" occurred, the plan's contributing employers are obligated to correct this "Funding Deficiency." Neither the Company nor ABF has received notification of a "Funding Deficiency" from Central States or any other multiemployer plan to which it contributes. If the Company or ABF were notified of a "Funding Deficiency" in a future period, the amount could be material. In December 2003, Central States Trustees applied to the IRS for an extension of the amortization period for actuarial losses. Central States Pension Fund reported earning investment returns of approximately 25.4% in 2003. The Company has received no current financial or funding information from Central States (or any other multiemployer plan) for the period ending December 31, 2003. However, the extension of the amortization period, if granted, the improved investment returns in 2003 and the changes in pension and health and welfare benefits ordered by the U.S. District Court should positively impact the funded status of the Central States plan, as determined under the Internal Revenue Code and regulations, although there can be no assurances in this regard.

Legislation has passed the U.S. Senate, providing relief to multiemployer plans through a two-year hiatus from amortization of experience losses, which include investment losses. The language in the Senate bill allows a multiemployer plan to elect to defer for up to three years the start of the 15-year amortization of experience

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

losses. This election may be applied to two plan years. If this legislation became law, it would provide near-term funding relief to multiemployer plans. At this point, the bill is expected to go to the Senate-House Conference Committee, but it is unclear whether it will become law or whether the relief provision described will be included in any law enacted.

In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the multiemployer plan's unfunded vested benefits, the amount of which, if any, has not been determined, but which would be material. At December 31, 2003, the Company has a strong financial position with no borrowings under its Credit Agreement and $400.7 million of Stockholders' Equity. The Company has no plans to withdraw from the multiemployer plans to which ABF contributes.

THE FOLLOWING IS A SUMMARY OF THE CHANGES IN BENEFIT OBLIGATIONS AND PLAN
ASSETS:

                                                                             YEAR ENDED DECEMBER 31
                                                     -------------------------------------------------------------------
                                                                                  SUPPLEMENTAL         POSTRETIREMENT
                                                        PENSION BENEFITS          PENSION PLAN         HEALTH BENEFITS
                                                        2003       2002         2003        2002        2003      2002
                                                     -------------------------------------------------------------------
                                                                                    ($ thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year..........    $ 141,607   $ 131,351   $ 28,726   $  26,176   $  16,980   $  9,016
Service cost.....................................        7,269       6,389        690         769         119        115
Interest cost....................................        9,557       9,249      1,532       1,658       1,004        860
Actuarial loss (gain) and other .................        7,630       5,583      2,363       2,740        (623)     7,759
Benefits and expenses paid.......................      (14,939)    (10,965)   (10,440)     (2,617)       (792)      (770)
------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year................      151,124     141,607     22,871      28,726      16,688     16,980
------------------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ..      127,407     132,416          -           -           -          -
Actual return on plan assets and other...........       29,429      (9,791)         -           -           -          -
Employer contributions...........................       15,000      15,747     10,440       2,617         792        770
Benefits and expenses paid ......................      (14,939)    (10,965)   (10,440)     (2,617)       (792)      (770)
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year.........      156,897     127,407          -           -           -          -
------------------------------------------------------------------------------------------------------------------------

Funded status....................................        5,773     (14,200)   (22,871)    (28,726)    (16,688)   (16,980)
Unrecognized net actuarial loss..................       32,738      49,772      9,185       7,608       8,881     10,559
Unrecognized prior service cost (benefit)........       (5,607)     (6,529)     9,194      10,754         168        300
Unrecognized net transition obligation (asset)
  and other......................................          (17)        (26)    (1,253)     (1,510)      1,205      1,339
------------------------------------------------------------------------------------------------------------------------
Net amount recognized............................    $  32,887   $  29,017   $ (5,745)  $ (11,874)  $  (6,434)  $ (4,782)
========================================================================================================================

AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF THE FOLLOWING:

                                                                             YEAR ENDED DECEMBER 31
                                                     -------------------------------------------------------------------
                                                                                  SUPPLEMENTAL         POSTRETIREMENT
                                                         PENSION BENEFITS         PENSION PLAN         HEALTH BENEFITS
                                                         2003      2002         2003        2002        2003      2002
                                                     -------------------------------------------------------------------
                                                                                    ($ thousands)
Prepaid benefit cost.............................    $  32,887   $  29,017   $      -   $       -   $       -   $      -
Accrued benefit cost (included in other liabilities)         -           -    (21,250)    (28,401)    (6,434)    (4,782)
Intangible assets (included in other assets).....            -           -      9,194      10,754           -          -
Accumulated other comprehensive loss (pre-tax)...            -           -      6,311       5,773           -          -
------------------------------------------------------------------------------------------------------------------------
Net amount recognized............................    $  32,887   $  29,017   $ (5,745)  $ (11,874)  $  (6,434)  $ (4,782)
========================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

OTHER INFORMATION REGARDING THE COMPANY'S DEFINED BENEFIT PENSION PLAN IS AS
FOLLOWS:

                                                                                                    DECEMBER 31
                                                                                              2003               2002
                                                                                        -------------------------------
                                                                                                   ($ thousands)
Projected benefit obligation .....................................................      $    151,125       $    141,607
Accumulated benefit obligation ...................................................           122,317            120,587
Fair value of plan assets ........................................................           156,897            127,407

THE FOLLOWING IS A SUMMARY OF THE COMPONENTS OF NET PERIODIC BENEFIT COST:

                                                                YEAR ENDED DECEMBER 31
                          ----------------------------------------------------------------------------------------------
                                                                      SUPPLEMENTAL                  POSTRETIREMENT
                                   PENSION BENEFITS                   PENSION PLAN                  HEALTH BENEFITS
                          ----------------------------------------------------------------------------------------------
                              2003       2002        2001       2003      2002       2001     2003       2002      2001
                          ----------------------------------------------------------------------------------------------
                                                                   ($ thousands)
COMPONENTS OF NET
  PERIODIC BENEFIT COST
   Service cost.........  $   7,269   $   6,389   $   7,448  $    690   $   769   $   753   $    119  $    115   $    86
   Interest cost........      9,557       9,249      11,217     1,532     1,658     1,595      1,004       860       622
   Expected return
     on plan assets.....    (10,083)    (11,530)    (15,232)        -         -         -          -         -         -
   Transition (asset)
     obligation
     recognition........         (8)         (8)         (8)     (256)     (256)     (256)       135       135       135
   Special termination
      benefit ..........          -           -         100         -         -         -          -         -         -
   Amortization of
     prior service cost
     (credit)...........       (922)       (922)       (884)    1,560     1,560     1,600        131       131       131
   Recognized net
     actuarial loss
     and other..........      5,317       2,145       1,150       962       578       784      1,055       596       209
------------------------------------------------------------------------------------------------------------------------
   Net periodic
     benefit cost.......     11,130       5,323       3,791     4,488     4,309     4,476      2,444     1,837     1,183
   Multiemployer plans..     77,110      75,062      74,131         -         -         -          -         -         -
------------------------------------------------------------------------------------------------------------------------
                          $  88,240  $   80,385   $  77,922  $  4,488   $ 4,309   $ 4,476   $  2,444  $  1,837   $ 1,183
========================================================================================================================

ADDITIONAL INFORMATION:

                                                                YEAR ENDED DECEMBER 31
                          ---------------------------------------------------------------------------------------------
                                                                     SUPPLEMENTAL                  POSTRETIREMENT
                                  PENSION BENEFITS                   PENSION PLAN                  HEALTH BENEFITS
                          ----------------------------------------------------------------------------------------------
                             2003       2002        2001       2003      2002       2001     2003       2002      2001
                          ----------------------------------------------------------------------------------------------
                                                                  ($ thousands)
Increase in minimum
  liability included in
  other comprehensive
  loss (pre-tax) .......  $       -   $       -   $       -  $    538   $ 5,773   $     -   $      -  $      -   $     -

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

ASSUMPTIONS:

Weighted-average assumptions used to determine benefit obligations were as follows:

                                                                            DECEMBER 31
                                   -----------------------------------------------------------------------------------
                                                                           SUPPLEMENTAL                POSTRETIREMENT
                                       PENSION BENEFITS                    PENSION PLAN                HEALTH BENEFITS
                                   -----------------------------------------------------------------------------------
                                      2003         2002                  2003       2002             2003         2002
                                   -----------------------------------------------------------------------------------
Discount rate...................       6.0%        6.9%                  6.0%        6.9%             6.0%        6.9%
Rate of compensation increase...       4.0%        4.0%                  4.0%        5.0%               -           -

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

                                                                     YEAR ENDED DECEMBER 31
                                   -----------------------------------------------------------------------------------
                                                                          SUPPLEMENTAL              POSTRETIREMENT
                                       PENSION BENEFITS                   PENSION PLAN              HEALTH BENEFITS
                                   -----------------------------------------------------------------------------------
                                   2003      2002         2001       2003    2002     2001      2003     2002     2001
                                   -----------------------------------------------------------------------------------
Discount rate...................   6.9%      7.55%           7.55%    6.9%   7.55%    7.55%      6.9%    7.55%    7.55%
Expected return on plan assets..   7.9%       9.0%     9.0 - 10.0%      -       -         -        -        -        -
Rate of compensation increase...   4.0%       4.0%      3.0 - 4.0%    4.0%    5.0%     4.0%        -        -        -

The Company establishes its pension plan expected long-term rate of return on assets by considering the 10-year historical returns for the current mix of investments in the Company's pension plan. In addition, consideration is given to the range of expected returns for the pension plan investment mix provided by the plan's investment advisors. The Company uses the historical information to determine if there has been a significant change in the pension plan's investment return history. If it is determined that there has been a significant change, the rate is adjusted up or down, as appropriate, by a portion of the change. This approach is intended to establish a long-term, nonvolatile rate that does, however, reflect significant changes in the plan's 10-year asset return history. The Company has established its long-term expected rate of return utilized in determining its 2004 pension plan expense as 8.25%, which compares to 7.9% for 2003.

The Company reduced its discount rate for determining benefit obligations from 6.9% at December 31, 2002 to 6.0% for December 31, 2003. This reduction reflects lower long-term market interest rates.

ASSUMED HEALTH CARE COST TREND RATES:

                                                                                                     DECEMBER 31
                                                                                               2003               2002
                                                                                               -----------------------
Health care cost trend rate assumed for next year ...................................          11.5%             12.0%
Rate to which the cost trend rate is assumed to
  decline (the ultimate trend rate)..................................................           5.0%              4.5%
Year that the rate reaches the ultimate trend rate ..................................           2012              2010

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2003:

                                                                                              1%                  1%
                                                                                           INCREASE            DECREASE
                                                                                          -----------------------------
                                                                                                  ($ thousands)
Effect on total of service and interest cost components.............................      $    145            $    (122)
Effect on postretirement benefit obligation.........................................         1,987               (1,687)

THE COMPANY'S DEFINED BENEFIT PENSION PLAN WEIGHTED-AVERAGE ASSET ALLOCATION IS AS FOLLOWS:

                                                                                                    DECEMBER 31
                                                                                              2003               2002
                                                                                            -------------------------
EQUITY
Large Cap U.S. Equity...............................................................          36.2%              35.9%
Small Cap Growth....................................................................           7.9%                 -
Small Cap Value.....................................................................           8.3%               4.2%
International Equity................................................................          12.0%              14.2%

FIXED INCOME
U.S. Fixed Income...................................................................          35.5%              37.4%
Cash  Equivalents...................................................................           0.1%               8.3%
----------------------------------------------------------------------------------------------------------------------
                                                                                             100.0%             100.0%
======================================================================================================================

The investment strategy for the Company's defined benefit pension plan is to maximize the long-term return on plan assets subject to an acceptable level of investment risk, liquidity risk and long-term funding risk. The plan's long-term asset allocation policy is designed to provide a reasonable probability of achieving a nominal return of 8.0% to 10.0% per year, protecting or improving the purchasing power of plan assets and limiting the possibility of experiencing a substantial loss over a one-year period. Target asset allocations are used for investments. At December 31, 2003, the target allocations and acceptable ranges were as follows:

                                                                                       TARGET              ACCEPTABLE
                                                                                     ALLOCATION               RANGE
                                                                                     ----------------------------------
EQUITY
Large Cap U.S. Equity...........................................................        35.0%             30.0% - 40.0%
Small Cap Growth................................................................         7.5%              5.5% -  9.5%
Small Cap Value.................................................................         7.5%              5.5% -  9.5%
International Equity............................................................        10.0%              8.0% - 12.0%

FIXED INCOME
U.S. Fixed Income...............................................................        40.0%             35.0% - 45.0%

Investment balances and results are reviewed quarterly. Investment segments which fall outside the acceptable range at the end of any quarter are rebalanced based on the target allocation of all segments.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

For the Large Cap U.S. Equity segment, the International Equity segment and the U.S. Fixed Income segment, index funds are used as the investment vehicle. Small Cap Growth and Small Cap Value investments are in actively managed funds. Investment performance is tracked against recognized market indexes generally using three-to-five year performance. Certain types of investments and transactions are prohibited or restricted by the Company's written investment policy, including short sales; purchase or sale of futures; options or derivatives for speculation or leverage; private placements; purchase or sale of commodities; or illiquid interests in real estate or mortgages.

The Company has no required minimum contributions to its pension plan in 2004. Based upon current information available from the plan's actuaries, the Company anticipates no additional tax-deductible contributions will be made in 2004, due to Internal Revenue Code limitations on tax-deductible contributions.

At December 31, 2002, the pension plan's assets included 205,428 shares of the Company's Common Stock, which had a fair market value of $5.3 million. During the period October 27 through 29, all of the Company's Common Stock held by the pension plan was sold at an average price of $32.60 per share, for a gain of $3.8 million. In 2003, the Company paid quarterly dividends of eight cents per share (see Note C). There were no dividends paid on the Company's Common Stock during 2002 or 2001.

The Company has deferred compensation agreements with certain executives for which liabilities aggregating $5.1 million and $4.5 million as of December 31, 2003 and 2002, respectively, have been recorded as other liabilities in the accompanying consolidated financial statements. The deferred compensation agreements include a provision that immediately vests all benefits and, at the executive's election, provides for a lump-sum payment upon a change-in-control of the Company.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $2.0 million and $2.1 million at December 31, 2003 and 2002, respectively, for future costs under this plan, reflected as other liabilities in the accompanying consolidated financial statements.

The Company and its subsidiaries have various defined contribution plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 50.0% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of participant contributions up to a specified compensation limit ranging from 0% to 6% in 2003. The plans also allow for discretionary Company contributions determined annually. The Company's expense for the defined contribution retirement plans totaled $3.9 million for 2003, $3.6 million for 2002, and $5.0 million for 2001.

The Company has a performance award program available to certain of its officers. Units awarded will be initially valued at the closing price per share of the Company's Common Stock on the date awarded. The vesting provisions and the return-on-equity target will be set upon award. No awards have been granted under this program.

The Company maintains a Voluntary Savings Plan ("VSP"). The VSP is a nonqualified deferred compensation plan for certain executives of the Company and certain subsidiaries. Eligible employees are allowed to defer receipt of a portion of their regular compensation, incentive compensation and other bonuses, distributions from the Company's supplemental pension benefit plan and certain deferred compensation plans by making an election before the compensation is payable. In addition, the Company credits participants' accounts with applicable matching contributions and rates of return based on investment indexes selected by the participants. Salary deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 2003, the Company has recorded liabilities of $29.1 million in other liabilities and assets of $29.1 million in other

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

assets associated with the plan. As of December 31, 2002, the Company had recorded liabilities of $16.8 million included in other liabilities and assets of $16.8 million in other assets.

Other assets include $25.6 million and $21.0 million at December 31, 2003 and 2002, respectively, in cash surrender value of life insurance policies. These policies are intended to provide funding for long-term benefit arrangements such as the Company's supplemental pension benefit plan and certain deferred compensation plans.

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

During the periods being reported on, the Company operated in three reportable operating segments:

(1) ABF; (2) Clipper (see Note D regarding the sale and exit of Clipper's LTL division); and (3) G.I. Trucking (which was sold on August 1, 2001) (see Note
S). A discussion of the services from which each reportable segment derives its revenues is as follows:

ABF is headquartered in Fort Smith, Arkansas, and is one of North America's largest LTL motor carriers, providing direct service to over 98.6% of the cities in the United States having a population of 25,000 or more. ABF offers national, interregional and regional transportation of general commodities through standard, expedited and guaranteed LTL services.

Clipper is headquartered in Lemont, Illinois. Clipper offers domestic intermodal freight services, utilizing transportation movement over the road and on the rail.

The Company's other business activities and operating segments that are not reportable include FleetNet America, Inc., a third-party vehicle maintenance company; Arkansas Best Corporation, the parent holding company; and Transport Realty, Inc., a real estate subsidiary of the Company, as well as other subsidiaries.

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following tables reflect reportable operating segment information for the Company, as well as a reconciliation of reportable segment information to the Company's consolidated operating revenues, operating expenses and operating income:

                                                                                      YEAR ENDED DECEMBER 31
                                                                            2003              2002               2001
                                                                       ------------------------------------------------
                                                                                           ($ thousands)
OPERATING REVENUES

ABF Freight System, Inc. .......................................       $   1,370,382    $   1,277,117     $   1,282,315
Clipper (see Note D)............................................             126,768          118,949           127,278
G.I. Trucking Company (see Note S)..............................                   -                -            95,477
Other revenues and eliminations ................................              30,323           26,231            21,136
-----------------------------------------------------------------------------------------------------------------------
   Total consolidated operating revenues .......................       $   1,527,473    $   1,422,297     $   1,526,206
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                                    YEAR ENDED DECEMBER 31
                                                                            2003             2002               2001
                                                                       -----------------------------------------------
                                                                                         ($ thousands)
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
   Salaries and wages ..........................................       $     891,732    $     845,562     $     841,106
   Supplies and expenses .......................................             178,002          157,058           167,072
   Operating taxes and licenses ................................              39,662           40,233            40,426
   Insurance ...................................................              24,397           24,606            17,342
   Communications and utilities ................................              14,463           13,874            15,081
   Depreciation and amortization ...............................              44,383           41,510            39,848
   Rents and purchased transportation ..........................              96,468           82,080            77,690
   Other .......................................................               3,817            3,576             5,036
   (Gain) on sale of equipment .................................                (311)            (206)             (641)
-----------------------------------------------------------------------------------------------------------------------
                                                                           1,292,613        1,208,293         1,202,960
-----------------------------------------------------------------------------------------------------------------------
CLIPPER (see Note D)
   Cost of services ............................................             109,554          102,152           111,131
   Selling, administrative and general .........................              16,144           15,620            15,651
   Exit costs - Clipper LTL.....................................               1,246                -                 -
   Loss on sale or impairment of equipment and software ........                 245               54                43
-----------------------------------------------------------------------------------------------------------------------
                                                                             127,189          117,826           126,825
-----------------------------------------------------------------------------------------------------------------------
G.I. TRUCKING COMPANY (see Note S)
   Salaries and wages ..........................................                   -                -            49,496
   Supplies and expenses .......................................                   -                -             9,252
   Operating taxes and licenses ................................                   -                -             2,255
   Insurance ...................................................                   -                -             2,312
   Communications and utilities ................................                   -                -             1,348
   Depreciation and amortization ...............................                   -                -             3,275
   Rents and purchased transportation ..........................                   -                -            25,212
   Other .......................................................                   -                -             2,302
   (Gain) on sale of equipment .................................                   -                -               (48)
-----------------------------------------------------------------------------------------------------------------------
                                                                                   -                -            95,404
-----------------------------------------------------------------------------------------------------------------------
Other expenses and eliminations ................................              34,491           27,957            25,083
-----------------------------------------------------------------------------------------------------------------------
   Total consolidated operating expenses and costs .............       $   1,454,293    $   1,354,076     $   1,450,272
=======================================================================================================================
OPERATING INCOME (LOSS)
ABF Freight System, Inc. .......................................       $      77,769    $      68,824     $      79,355
Clipper (see Note D)............................................                (421)           1,123               453
G.I. Trucking Company (see Note S) .............................                   -                -                73
Other loss and eliminations ....................................              (4,168)          (1,726)           (3,947)
-----------------------------------------------------------------------------------------------------------------------
   Total consolidated operating income .........................       $      73,180    $      68,221     $      75,934
=======================================================================================================================
TOTAL CONSOLIDATED OTHER INCOME (EXPENSE)
   Net gains on sales of property and other ....................       $         643    $       3,524     $         918
   Gain on sale of G.I. Trucking Company .......................                   -                -             4,642
   Gain on sale of Wingfoot ....................................              12,060                -                 -
   Gain on sale of Clipper LTL..................................               2,535                -                 -
   IRS interest settlement .....................................                   -            5,221                 -
   Fair value changes and payments on interest rate swap .......             (10,257)               -                 -
   Interest expense ............................................              (3,855)          (8,097)          (12,636)
   Other, net ..................................................                 648             (238)           (2,139)
-----------------------------------------------------------------------------------------------------------------------
                                                                               1,774              410            (9,215)
-----------------------------------------------------------------------------------------------------------------------
TOTAL CONSOLIDATED INCOME
  BEFORE INCOME TAXES...........................................       $      74,954    $      68,631     $      66,719
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment for the Company, as well as reconciliations of reportable segment information to the Company's consolidated assets, capital expenditures and depreciation and amortization at December 31, 2003. Subsequent to the recognition of the impairment loss on the Company's Clipper goodwill, the Company reclassified the remainder of the LBO goodwill from the "other" segment to ABF (see Note G).

                                                                                     YEAR ENDED DECEMBER 31
                                                                            2003              2002              2001
                                                                       ------------------------------------------------
                                                                                          ($ thousands)
IDENTIFIABLE ASSETS
   ABF Freight System, Inc. ......................................     $     499,310    $     487,752     $     441,644
   Clipper .......................................................            33,685           24,819            46,618
   Investment in Wingfoot (see Note E) ...........................                 -           59,341            59,341
   Other and eliminations ........................................           164,230          184,460           175,550
-----------------------------------------------------------------------------------------------------------------------
      Total consolidated identifiable assets .....................     $     697,225    $     756,372     $     723,153
=======================================================================================================================

CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. ......................................     $      51,668    $      46,823     $      62,332
   Clipper .......................................................             4,733               94             3,582
   G.I. Trucking Company (see Note S) ............................                 -                -             4,537
   Other equipment and information technology purchases ..........            11,801           11,396             4,219
-----------------------------------------------------------------------------------------------------------------------
      Total consolidated capital expenditures (gross).............     $      68,202    $      58,313     $      74,670
=======================================================================================================================

DEPRECIATION AND AMORTIZATION EXPENSE
   ABF Freight System, Inc. ......................................     $      44,383    $      41,510     $      41,334
   Clipper .......................................................             2,006            1,757             2,451
   G.I. Trucking Company (see Note S) ............................                 -                -             3,185
   Other .........................................................             5,868            6,227             7,578
-----------------------------------------------------------------------------------------------------------------------
      Total consolidated depreciation and amortization expense ...     $      52,257    $      49,494     $      54,548
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE N - FINANCIAL INSTRUMENTS

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap was to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.775% at December 31, 2003 and 0.825% at December 31, 2002). This instrument is recorded on the balance sheet of the Company in other liabilities (see Note F). Details regarding the swap, as of December 31, 2003, are as follows:

   NOTIONAL                                 RATE                             RATE                      FAIR
    AMOUNT            MATURITY              PAID                           RECEIVED                VALUE (2)(3)
    -------           --------              ----                           --------                ------------
$110.0 million     April 1, 2005    5.845% plus Credit Agreement        LIBOR rate (1)             ($6.3) million
                                    margin (0.775%)                     plus Credit Agreement
                                                                        margin (0.775%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2003 to terminate the agreement.

(3) The swap value changed from ($9.9) million at December 31, 2002. The fair value is impacted by changes in rates of similarly termed Treasury instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT: The carrying amount of the Company's borrowings under its Revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. The fair value of the Company's other long-term debt was estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                                                         2003                           2002
                                                             CARRYING          FAIR           CARRYING          FAIR
                                                              AMOUNT           VALUE           AMOUNT           VALUE
                                                           -----------------------------------------------------------
                                                                                    ($ thousands)
Cash and cash equivalents...........................       $      5,251    $      5,251    $     39,644    $     39,644
Short-term debt.....................................       $        133    $        134    $        133    $        127
Long-term debt......................................       $      1,514    $      1,516    $    111,647    $    111,610

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE O - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                                      YEAR ENDED DECEMBER 31
                                                                              2003             2002              2001
                                                                       -------------------------------------------------
                                                                        ($ thousands, except share and  per share data)
NUMERATOR:
   Numerator for basic earnings per share -
      Income before cumulative effect of change
       in accounting principle .................................       $      46,110    $      40,755     $      41,404
      Cumulative effect of change in accounting
       principle, net of tax ...................................                   -          (23,935)                -
      Preferred stock dividends ................................                   -                -            (2,487)
-----------------------------------------------------------------------------------------------------------------------
   Net income available to common stockholders..................              46,110           16,820            38,917
   Effect of dilutive securities ...............................                   -                -             2,487
-----------------------------------------------------------------------------------------------------------------------

   Numerator for diluted earnings per share -
      Net income available to common stockholders ..............       $      46,110    $      16,820     $      41,404
=======================================================================================================================

DENOMINATOR:
   Denominator for basic earnings per share -
     weighted-average shares ...................................          24,914,345       24,746,051        21,802,258

   Effect of dilutive securities:
      Conversion of preferred stock ............................                   -                -         2,354,157
      Employee stock options ...................................             498,270          604,632           805,464
-----------------------------------------------------------------------------------------------------------------------

   Denominator for diluted earnings per share -
     adjusted weighted-average
     shares and assumed conversions ............................          25,412,615       25,350,683        24,961,879
=======================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE
BASIC:
   Income before cumulative effect of change
     in accounting principle ...................................       $        1.85    $         1.65    $        1.79
   Cumulative effect of change in accounting
     principle, net of tax .....................................                   -             (0.97)               -
-----------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE ...........................................       $        1.85    $         0.68    $        1.79
=======================================================================================================================

DILUTED:
   Income before cumulative effect of change
     in accounting principle  ..................................       $        1.81    $         1.60    $        1.66
   Cumulative effect of change in accounting
     principle, net of tax......................................                   -             (0.94)               -
-----------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE ...........................................       $        1.81    $         0.66    $        1.66
=======================================================================================================================

CASH DIVIDENDS PAID PER COMMON SHARE ...........................       $        0.32    $           -     $           -
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 2003 and 2002:

                                                                                       2003
                                                                                THREE MONTHS ENDED
                                                             MARCH 31          JUNE 30     SEPTEMBER 30     DECEMBER 31
                                                           ------------------------------------------------------------
                                                                  ($ thousands, except share and per share data)
Operating revenues ..................................      $    359,577    $    377,875    $    402,878    $    387,143
Operating expenses and costs ........................           349,723         364,335         374,233         366,001
-----------------------------------------------------------------------------------------------------------------------
Operating income  ...................................             9,854          13,540          28,645          21,142
Other income (expense) - net ........................           (11,088)         10,063             (89)          2,888
Income tax expense (benefit).........................              (500)          8,413          11,580           9,352
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of change
  in accounting principle............................              (734)         15,190          16,976          14,678
Cumulative effect of change in accounting
  principle..........................................                 -               -               -               -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) ...................................      $       (734)   $     15,190    $     16,976    $     14,678
=======================================================================================================================

Net income (loss) per common share, basic:
   Income (loss) before cumulative effect
     of change in accounting principle...............      $      (0.03)   $       0.61    $       0.68    $       0.59
   Cumulative effect of change in accounting
     principle, net of tax...........................                 -               -               -               -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share..........................      $      (0.03)   $       0.61    $       0.68    $       0.59
-----------------------------------------------------------------------------------------------------------------------
Average shares outstanding (basic) ..................        24,892,430      24,796,726      24,787,831      24,955,488
=======================================================================================================================

Net income (loss) per common share, diluted:
   Income (loss) before cumulative effect of
     change in accounting principle..................      $      (0.03)   $       0.60    $       0.67    $       0.58
   Cumulative effect of change in accounting
     principle, net of tax...........................                 -               -               -               -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share..........................      $      (0.03)   $       0.60    $       0.67    $       0.58
-----------------------------------------------------------------------------------------------------------------------
Average shares outstanding (diluted) ................        24,892,430      25,262,013      25,287,271      25,517,061
=======================================================================================================================

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                                       2002
                                                                                THREE MONTHS ENDED
                                                             MARCH 31          JUNE 30     SEPTEMBER 30     DECEMBER 31
                                                           ------------------------------------------------------------
                                                                  ($ thousands, except share and per share data)
Operating revenues ..................................      $    320,198    $    345,137    $    375,397    $    381,565
Operating expenses and costs ........................           315,380         331,880         351,450         355,366
-----------------------------------------------------------------------------------------------------------------------
Operating income ....................................             4,818          13,257          23,947          26,199
Other income (expense) - net ........................            (2,352)         (2,213)          7,221          (2,245)
Income tax expense ..................................             1,016           4,550          12,821           9,489
-----------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change
  in accounting principle............................             1,450           6,494          18,347          14,465
Cumulative effect of change in accounting
  principle, net of tax benefits of $13,580..........           (23,935)              -               -               -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) ...................................      $    (22,485)   $      6,494    $     18,347    $     14,465
=======================================================================================================================

Net income (loss) per common share, basic:
   Income before cumulative effect
     of change in accounting principle...............      $       0.06    $       0.26    $       0.74    $       0.58
   Cumulative effect of change in accounting
     principle, net of tax...........................             (0.97)              -               -               -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share..........................      $      (0.91)   $       0.26    $       0.74    $       0.58
-----------------------------------------------------------------------------------------------------------------------
Average shares outstanding (basic) ..................        24,584,022      24,760,978      24,783,674      24,850,147
=======================================================================================================================

Net income (loss) per common share, diluted:
   Income before cumulative effect of
     change in accounting principle..................      $       0.06    $       0.26    $       0.73    $       0.57
   Cumulative effect of change in accounting
     principle, net of tax...........................             (0.95)              -               -               -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per share..........................      $      (0.89)   $       0.26    $       0.73    $       0.57
-----------------------------------------------------------------------------------------------------------------------
Average shares outstanding (diluted) ................        25,334,995      25,311,665      25,296,694      25,462,838
=======================================================================================================================

NOTE Q - LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS AND OTHER EVENTS

Various legal actions, the majority of which arise in the normal course of business, are pending. The Company maintains liability insurance against certain risks arising out of the normal course of its business, subject to certain self-insured retention limits. The Company has accruals for certain legal and environmental exposures. None of these legal actions is expected to have a material adverse effect on the Company's financial condition, cash flows or results of operations.


The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 75 underground tanks located in 26 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company's underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act or other federal or state environmental statutes at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $130,000 over the last 10 years primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

As of December 31, 2003, the Company has accrued approximately $2.9 million to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the actual liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. Accruals for environmental liability are included in the balance sheet as accrued expenses and in other liabilities.

NOTE R - EXCESS INSURANCE CARRIERS

Reliance Insurance Company ("Reliance") insures the Company's workers' compensation claims in excess of $300,000 ("excess claims") for the period from 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent, with total admitted assets of $8.8 billion and liabilities of $9.9 billion, or a negative surplus position of $1.1 billion, as of March 31, 2001. As of December 31, 2003, the Company estimates its workers' compensation claims insured by Reliance to be approximately $7.4 million. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims, representing a total of approximately $5.2 million of the $7.4 million, which leaves the Company with a net exposure amount of $2.2 million. At December 31, 2003, the Company had $1.6 million of liability recorded in its financial statements for its estimated exposure to Reliance. As of December 31, 2002, the Company estimated its workers' compensation claims insured by Reliance to be approximately $5.5 million and the amounts accepted by state guaranty funds to be $3.7 million, for a net exposure amount of $1.8 million, of which $1.4 million was recorded as a liability in its financial statements. The Company anticipates receiving, from guaranty funds or through orderly liquidation, partial reimbursement for future claims payments; however, the process could take several years.

Kemper Insurance Companies ("Kemper") insure the Company's workers' compensation excess claims for the period from 2000 through 2001. In March 2003, Kemper announced that it was discontinuing its business of providing future insurance coverage. Lumbermen's Mutual Casualty Company, the Kemper company which insures the Company's excess claims, received a going-concern opinion on its 2002 statutory financial statements. The Company has not received any communications from Kemper regarding any changes in the handling of the Company's existing excess insurance coverage with Kemper. The Company is uncertain as to the future impact this will have on insurance coverage provided by Kemper to the Company during 2000 and 2001. The Company estimates its workers' compensation claims insured by Kemper to be approximately $1.0 million. At December 31, 2003, the Company had $0.1 million of liability recorded in its financial statements for its potential exposure to Kemper, based upon Kemper's financial information available to the Company.

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

The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an option at any time during the four-year lease term to purchase these terminals for $19.5 million. The terminals may be purchased in aggregate or individually. The facilities have a net book value of approximately

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

$5.6 million. If the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $13.9 million in the period they are sold.

NOTE T - SUBSEQUENT EVENTS (UNAUDITED)

On January 28, 2004, the Company announced that its Board had increased its quarterly cash dividend from eight cents to twelve cents per share. In addition, on January 29, 2004, the Company purchased 131,400 shares of the Company's Common Stock for a total cost of $3.9 million. These common shares were added to the Company's treasury stock.