Form 10-K, Exhibit 13
period 2004-12-31
ARKANSAS BEST CORP /DE/
filed 2005-02-25
CIK 894405

                                   EXHIBIT 13

  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
                         Purchases of Equity Securities

                             Selected Financial Data

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

           Quantitative and Qualitative Disclosures About Market Risk

                   Financial Statements and Supplementary Data

                             Controls and Procedures

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock of Arkansas Best Corporation (the "Company") trades on The Nasdaq National Market under the symbol "ABFS." The following table sets forth the high and low recorded last sale prices of the Common Stock during the periods indicated as reported by Nasdaq and the cash dividends declared:

                                                                    CASH
                                     HIGH            LOW          DIVIDEND
                                 ---------      -----------       --------
2004

   First quarter ............    $   34.15      $     25.32       $    0.12
   Second quarter............        32.92            25.20            0.12
   Third quarter.............        36.93            30.29            0.12
   Fourth quarter............        46.10            36.79            0.12
2003

   First quarter ............    $   28.00      $     23.08       $    0.08
   Second quarter............        29.18            23.36            0.08
   Third quarter.............        30.04            23.92            0.08
   Fourth quarter............        34.55            28.76            0.08

At February 22, 2005, there were 25,291,970 shares of the Company's Common Stock outstanding, which were held by 405 stockholders of record.

The Company's Board of Directors suspended payment of dividends on the Company's Common Stock during the second quarter of 1996. On January 23, 2003, the Company announced that its Board of Directors had declared a quarterly cash dividend of eight cents per share to holders of record of its Common Stock, which totaled $2.0 million per quarter in 2003. On January 28, 2004, the Board increased the quarterly cash dividend to twelve cents per share, which totaled $3.0 million per quarter in 2004. On January 26, 2005, the Board declared a quarterly cash dividend of twelve cents per share, which totaled approximately $3.0 million.

The Company has a program to repurchase, in the open market or in privately negotiated transactions, up to a maximum of $25.0 million of the Company's Common Stock. The repurchases may be made either from the Company's cash reserves or from other available sources. The program has no expiration date but may be terminated at any time at the Board's discretion. There were no shares repurchased during the fourth quarter of 2004.

                                          AVERAGE                            MAXIMUM DOLLAR
                     TOTAL NUMBER       PRICE PAID       TOTAL NUMBER OF     VALUE OF SHARES
                       OF SHARES         PER SHARE      SHARES PURCHASED     THAT MAY YET BE
                   PURCHASED DURING       DURING       AS PART OF PUBLICLY   PURCHASED UNDER
 PERIOD ENDING     4TH QUARTER 2004  4TH QUARTER 2004   ANNOUNCED PROGRAM      THE PROGRAM
-----------------  ----------------  ----------------  -------------------   ---------------
October 31, 2004          -            $    -                471,500         $ 12,621,166.74
November 30, 2004         -                 -                471,500           12,621,166.74
December 31, 2004         -                 -                471,500           12,621,166.74
                         --            ------
                          -            $    -
                         ==            ======

The purchases by the Company, since the inception of the stock purchase program have been made at an average price of $26.25 per share.

See Note C for stock repurchased during the full years ended December 31, 2004 and 2003.

The Company's $225.0 million Credit Agreement ("Credit Agreement") limits the total amount of "restricted payments" that the Company may make. Restricted payments include payments for the prepayment, redemption or purchase of subordinated debt, dividends on Common Stock and other distributions that are payments for the purchase, redemption or acquisition of any shares of capital stock. Dividends on the Company's Common Stock are limited to the greater of 25.0% of net income from the preceding year, excluding extraordinary items, accounting changes and one-time noncash charges, or $15.0 million in any one calendar year. The Company's Credit Agreement allows for repurchases of Common Stock and the payment of a one-time dividend, provided the Company meets certain debt-to-EBITDA-ratio requirements and certain Credit Agreement availability requirements.

SELECTED FINANCIAL DATA

                                                                               YEAR ENDED DECEMBER 31
                                                        2004           2003            2002           2001(1)       2000(1)
                                                    ------------   -------------   -------------   ------------   -----------
                                                                        ($ thousands, except per share data)
STATEMENT OF INCOME DATA:

   Operating revenues(11).....................      $  1,715,763    $  1,555,044     $ 1,448,590   $  1,550,661   $ 1,865,364
   Operating income...........................           124,299          73,180          68,221         75,934       140,152
   Other income (expense) - net...............             1,324           1,291           3,286         (1,221)          647
   Gain on sale/fair value net gain - Wingfoot (2)             -          12,060               -              -         5,011
   Gain on sale - G.I. Trucking Company ......                 -               -               -          4,642             -
   Gain on sale - Clipper LTL (3).............                 -           2,535               -              -             -
   IRS interest settlement (4) ...............                 -               -           5,221              -             -
   Fair value changes and payments on swap (5)               509         (10,257)             -               -             -
   Interest expense, net of temporary
     investment (income)......................               159           3,855           8,097         12,636        16,687
   Income before income taxes.................           125,973          74,954          68,631         66,719       129,123
   Provision for income taxes (6).............            50,444          28,844          27,876         25,315        52,968
   Income before accounting change............            75,529          46,110          40,755         41,404        76,155
   Cumulative effect of change in accounting
     principle, net of tax benefits of $13,580 (7)             -               -         (23,935)             -             -
    Reported net income .......................           75,529          46,110          16,820         41,404        76,155
   Amortization of goodwill, net of tax (8) ..                 -               -               -          3,411         3,409
   Adjusted net income (8)....................            75,529          46,110          16,820         44,815        79,564
   Income per common share, diluted, before
     accounting change........................              2.94            1.81            1.60           1.66          3.17
   Reported net income per common share,
     diluted .................................              2.94            1.81            0.66           1.66          3.17
   Goodwill amortization, per common share,
     diluted (8)..............................                 -               -               -           0.14          0.14
   Adjusted net income per common share,
     diluted (8)..............................              2.94            1.81            0.66           1.80          3.31
   Cash dividends paid per common share (9) ..              0.48            0.32               -              -             -

BALANCE SHEET DATA:

   Total assets ..............................           806,745         697,225         756,372        723,153       797,124
   Current portion of long-term debt .........               388             353             328         14,834        23,948
   Long-term debt (including capital leases
     and excluding current portion) ..........             1,430           1,826         112,151        115,003       152,997

OTHER DATA:

   Gross capital expenditures ................            79,533          68,202          58,313         74,670        93,585
   Net capital expenditures (10)..............            63,623          60,373          46,439         64,538        83,801
   Depreciation and amortization of
     property, plant and equipment ...........            54,760          51,925          49,219         50,315        52,186

(1) Selected financial data is not comparable to prior years' information due to the contribution of Treadco, Inc.'s ("Treadco") assets and liabilities to Wingfoot Commercial Tire Systems, LLC ("Wingfoot") on October 31, 2000 and the sale of G.I. Trucking Company ("G.I. Trucking") on August 1, 2001.

(2) Gain on sale of Wingfoot (see Note E) and fair value net gain on the contribution of Treadco's assets and liabilities to Wingfoot.

(3) Gain on the sale of Clipper less-than-truckload ("LTL") vendor and customer lists on December 31, 2003 (see Note D).

(4)   Internal Revenue Service ("IRS") interest settlement (see Note H).

(5)   Fair value changes and payments on the interest rate swap (see Note F).

(6) Provision for income taxes for 2001 includes a nonrecurring tax benefit of approximately $1.9 million ($0.08 per diluted common share) resulting from the resolution of certain tax contingencies originating in prior years.

(7) Noncash impairment loss of $23.9 million, net of taxes ($0.94 per diluted common share), due to the write-off of Clipper goodwill (see Note G).

(8) Net income and earnings per share, as adjusted, excluding goodwill amortization.

(9) Cash dividends on the Company's Common Stock were suspended by the Company as of the second quarter of 1996. On January 23, 2003, the Company announced that its Board had declared a quarterly cash dividend of eight cents per share. On January 28, 2004, the Board increased the quarterly cash dividend to twelve cents per share.

(10) Capital expenditures, net of proceeds from the sale of property, plant and equipment.

(11) The 2003, 2002, 2001, and 2000 statements of income include reclassifications to report revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF Freight System, Inc. ("ABF") utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor. The amounts reclassified were $27.6 million in 2003, $26.3 million in 2002, $24.5 million in 2001, and $25.8 million in 2000. The comparable amount for 2004 was $28.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Arkansas Best Corporation (the "Company") is a holding company engaged through its subsidiaries primarily in motor carrier and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company ("Clipper") and FleetNet America, Inc. ("FleetNet").

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

Management of the Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit to recognize in each reporting period under the Company's accounting policy for revenue recognition. The Company uses a method prescribed by Emerging Issues Task Force Issue No. 91-9 ("EITF 91-9"), Revenue and Expense Recognition for Freight Services in Process, where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred. Because the bill-by-bill methodology utilizes the approximate location of the shipment in the delivery process to determine the revenue to recognize, management of the Company believes it to be a reliable method. The Company reports revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor.

The Company estimates its allowance for doubtful accounts based on the Company's historical write-offs, as well as trends and factors surrounding the credit risk of specific customers. In order to gather information regarding these trends and factors, the Company performs ongoing credit evaluations of its customers. The Company's allowance for revenue adjustments is an estimate based on the Company's historical revenue adjustments. Actual write-offs or adjustments could differ from the allowance estimates the Company makes as a result of a number of factors. These factors include unanticipated changes in the overall economic environment or factors and risks surrounding a particular customer. The Company continually updates the history it uses to make these estimates so as to reflect the most recent trends, factors and other information available. Actual write-offs and adjustments are charged against the allowances for doubtful accounts and revenue adjustments. Management believes this methodology to be reliable in estimating the allowances for doubtful accounts and revenue adjustments.

The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business. Under its accounting policy for property, plant and equipment, management establishes appropriate depreciable lives and salvage values for the Company's revenue equipment based on their estimated useful lives and estimated fair values to be received when the equipment is sold or traded. Management continually monitors salvage values and depreciable lives in order to make timely, appropriate adjustments to them. The Company's gains and losses on revenue equipment have been historically immaterial, which reflects the accuracy of the estimates used. Management has a policy of purchasing its revenue equipment rather than utilizing off-balance-sheet financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company has a noncontributory defined benefit pension plan covering substantially all noncontractual employees. See Note L for nonunion pension plan footnote disclosures. Benefits are generally based on years of service and employee compensation. The Company accounts for its nonunion pension plan in accordance with Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employers' Accounting for Pensions, and follows the revised disclosure requirements of Statement of Financial Accounting Standards No. 132 ("FAS 132") and Statement No. 132(R) ("FAS 132(R)"), Employers' Disclosures about Pensions and Other Postretirement Benefits. The Company's pension expense and related asset and liability balances are estimated based upon a number of assumptions. The assumptions with the greatest impact on the Company's expense are the assumed compensation cost increase, the expected return on plan assets and the discount rate used to discount the plan's obligations.

The following table provides the key assumptions the Company used for 2004 compared to those it anticipates using for 2005 pension expense:

                                 YEAR ENDED DECEMBER 31
                                  2005           2004
                                  ----           ----
Discount rate                      5.5%           6.0%
Expected return on plan assets     8.3%           8.3%
Rate of compensation increase      4.0%           4.0%

The assumptions used directly impact the pension expense for a particular year. If actual results vary from the assumption, an actuarial gain or loss is created and amortized into pension expense over the average remaining service period of the plan participants beginning in the following year. The Company establishes the expected rate of return on its pension plan assets by considering the historical returns for the plan's current investment mix and its investment advisor's range of expected returns for the plan's current investment mix. An increase in expected returns on plan assets, higher assets on which to earn a return, and actuarial gains decrease the Company's pension expense. A 1.0% increase in the pension plan expected rate of return would reduce annual pension expense (pre-tax) by approximately $1.6 million.

At December 31, 2004, the Company's nonunion pension plan had $47.5 million in unamortized actuarial losses, for which the amortization period is approximately ten years. The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach. The Company's 2005 pension expense will include amortization of actuarial losses of approximately $4.7 million. The comparable amounts for 2004 and 2003 were $4.8 million and $5.3 million, respectively. The Company's 2005 total pension expense will be available for its first quarter 2005 Form 10-Q filing and is not expected to be materially different than 2004 pension expense, based upon currently available information.

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options because the alternative fair value accounting provided for under the Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options and are theoretical in nature. Under APB 25, because the exercise price of the Company's employee and director options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See Note S for Recent Accounting Pronouncements regarding the Financial Accounting Standards Board's Statement No. 123(R) ("FAS 123(R)"), Share-Based Payment, issued in December 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company is self-insured up to certain limits for workers' compensation and certain third-party casualty claims. For 2004 and 2003, these limits are $1.0 million per claim for both workers' compensation claims and third-party casualty claims. Workers' compensation and third-party casualty claims liabilities recorded in the financial statements total $63.6 million and $53.7 million at December 31, 2004 and 2003, respectively. The Company does not discount its claims liabilities. Under the Company's accounting policy for claims, management annually estimates the development of the claims based upon a third party's calculation of development factors and analysis of historical trends. This annual update of the development of claims allows management to address any changes or trends identified in the process. Actual payments may differ from management's estimates as a result of a number of factors. These factors include increases in medical costs and the overall economic environment, as well as many other factors. The actual claims payments are charged against the Company's accrued claims liabilities and have been reasonable with respect to the estimates of the liabilities made under the Company's methodology.

The Company is a party to an interest rate swap which matures on April 1, 2005 and which was designated as a cash flow hedge until March 19, 2003 under the provisions of Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities. The fair value of the swap liability of $0.9 million at December 31, 2004 and $6.3 million at December 31, 2003 is recorded on the Company's balance sheet. Subsequent to March 19, 2003, changes in the fair value of the interest rate swap have been and will continue to be accounted for through the income statement until the interest rate swap matures on April 1, 2005, unless the Company terminates the arrangement prior to that date.

Except as disclosed in Note S, the Company has no current plans to change the methodologies outlined above, which are utilized in determining its critical accounting estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note S for Recent Accounting Pronouncements regarding the Financial Accounting Standards Board's Statement No. 123(R) ("FAS 123(R)"), Share-Based Payment, issued in December 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $70.9 million and $5.3 million at December 31, 2004 and 2003, respectively. During 2004, cash provided from operations of $137.0 million and proceeds from asset sales of $15.9 million were used to purchase revenue equipment (tractors and trailers used primarily in the Company's motor carrier transportation operations) and other property and equipment totaling $79.5 million, pay dividends on Common Stock of $12.0 million and purchase 271,500 shares of the Company's Common Stock for $7.5 million (see Note C).

During 2003, cash provided from operations of $74.3 million, proceeds from the sale of Wingfoot of $71.3 million (see Note E), proceeds from the sale of Clipper less-than-truckload ("LTL") business of $2.7 million (see Note D), proceeds from asset sales of $7.8 million and available cash were used to purchase revenue equipment and other property and equipment totaling $68.2 million, pay dividends on Common Stock of $8.0 million (see Note C), purchase 200,000 shares of the Company's Common Stock for $4.8 million (see Note C) and reduce outstanding debt by $110.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following is a table providing the aggregate annual contractual obligations of the Company including debt, capital lease maturities, future minimum rental commitments and purchase obligations:

                                          PAYMENTS DUE BY PERIOD
                               ---------------------------------------------------
                                              ($ thousands)
                              12/31/04  LESS THAN     1-3        4-5        AFTER
CONTRACTUAL OBLIGATIONS        TOTAL      1 YEAR      YEARS      YEARS     5 YEARS
---------------------------   --------  ---------    -------    -------    -------
Long-term debt obligations     $ 1,505    $   151    $   330    $   373    $   651
Capital lease obligations          313        237         76          -          -
Operating lease obligations     45,763     11,377     17,741     10,090      6,555
Purchase obligations               850        850          -          -          -
Other long-term liabilities          -          -          -          -          -
                               -------    -------    -------    -------    -------
Total                          $48,431    $12,615    $18,147    $10,463    $ 7,206
                               =======    =======    =======    =======    =======

The Company's primary subsidiary, ABF, maintains ownership of most of its larger terminals or distribution centers. ABF leases certain terminal facilities, and Clipper leases its office facilities. At December 31, 2004, the Company had future minimum rental commitments, net of noncancellable subleases, totaling $44.3 million for terminal facilities and Clipper's general office facility and $1.5 million for other equipment.

During 2004 and 2003, the Company made the maximum allowed tax-deductible contributions of $1.2 million and $15.0 million to its nonunion defined benefit pension plan ("pension plan") (see Note L). The recent pension plan funding relief, signed into law on April 10, 2004 by President Bush, had no impact on the Company's contributions to its pension plan in 2004 because the Company had no required minimum contributions in 2004. In 2005, the Company does not expect to have required minimum contributions, but anticipates making the maximum allowable tax-deductible contribution to its pension plan. Currently available information would indicate a maximum contribution in the range of $5.0 million to $8.0 million for 2005.

As discussed in Note L, the Company has an unfunded supplemental pension benefit plan for the purpose of supplementing benefits under the Company's defined benefit plan. During 2004, the Company made distributions of $3.3 million to plan participants. Based upon currently available information, future distributions of benefits are not anticipated in 2005, and are expected to be between an estimated $9.0 million and $10.0 million in 2006. Distributions are funded from general corporate cash funds.

The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life insurance, accident and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums. The Company's postretirement health benefit payments were $0.9 million in 2004 (see Note L).

The Company is party to an interest rate swap on a notional amount of $110.0 million. The purpose of the swap was to limit the Company's exposure to increases in interest rates on $110.0 million of bank borrowings over the seven-year term of the swap. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which was 0.775% at both December 31, 2004 and 2003. The fair value of the Company's interest rate swap liability was $0.9 million at December 31, 2004 and $6.3 million at December 31, 2003 and represents the amount the Company would have had to pay at those dates if the interest rate swap agreement were terminated. The fair value of the swap is impacted by changes in rates of similarly termed Treasury instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The Company has guaranteed approximately $0.3 million that relates to a debt owed by The Complete Logistics Company ("CLC") to the seller of a company CLC acquired in 1995. CLC was a wholly owned subsidiary of the Company until 1997, when it was sold. The Company's exposure to this guarantee declines by $60,000 per year.

The following table sets forth the Company's historical capital expenditures, net of proceeds from asset sales, for the periods indicated below:

                                                                   ACTUAL
                                                       ----------------------------------
                                                         2004         2003         2002
                                                       --------   ----------    ---------
                                                                 ($ thousands)
CAPITAL EXPENDITURES (NET)

   ABF Freight System, Inc. .........................  $ 60,862    $  47,611    $  35,796
   Clipper ..........................................     1,421        4,655         (109)
   Other and eliminations ...........................     1,341        8,107       10,752
                                                       --------    ---------    ---------
      Total consolidated capital expenditures (net)..  $ 63,624    $  60,373    $  46,439
                                                       ========    =========    =========

The amounts presented in the table include computer equipment purchases financed with a capital lease of $31,000 in 2003. Amounts for 2002 include land purchases financed with notes payable of $1.7 million and computer equipment purchases financed with capital leases of $0.9 million. No notes payable or capital lease obligations were incurred in 2004.

In 2005, the Company estimates net capital expenditures to be approximately $94.0 million, which relates primarily to ABF. This consists of $55.0 million for revenue equipment replacements, $6.0 million for revenue equipment additions and approximately $33.0 million for real estate and other. Net capital expenditures anticipated for 2005 are above the 2004 total of $63.6 million. A few significant items explain most of the increase in anticipated 2005 net capital expenditures. The unit cost increases for replacement tractors and trailers represent an increase of approximately $5.5 million. Replacement of a greater number of trailers is anticipated in 2005 over 2004 levels, which increases net capital expenditures by $3.5 million. Expansion of the road tractor and trailer fleet causes an increase of approximately $5.0 million, and expansion and maintenance of ABF's terminal network and other net capital expenditures are anticipated to increase by $12.0 million, over 2004.

The Company has two principal sources of available liquidity, which are its operating cash and the $170.9 million it has available under its revolving Credit Agreement at December 31, 2004. The Company has generated between approximately $74.0 million and $137.0 million of operating cash annually for the years 2002 through 2004. Management of the Company is not aware of any known trends or uncertainties that would cause a significant change in its sources of liquidity. The Company expects cash from operations and its available revolver to continue to be principal sources of cash to finance its annual debt maturities, lease commitments, letter of credit commitments, quarterly dividends, stock repurchases, nonunion pension contributions and capital expenditures, which includes commitments to purchase approximately $1.7 million of revenue equipment, of which $0.8 million are cancellable by the Company if certain conditions are met.

On September 26, 2003, the Company amended and restated its existing three-year $225.0 million Credit Agreement dated as of May 15, 2002 with Wells Fargo Bank Texas, National Association as Administrative Agent and Lead Arranger; Bank of America, N.A. and SunTrust Bank as Co-Syndication Agents; and Wachovia Bank, National Association as Documentation Agent. The amendment extended the original maturity date for two years, to May 15, 2007. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $125.0 million sublimit for letters of credit) and allows the Company to request extensions of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the approval of participating banks.

At December 31, 2004, there were no outstanding Revolver Advances and approximately $54.1 million of outstanding letters of credit. At December 31, 2003, there were no outstanding Revolver Advances and approximately $58.4 million of outstanding letters of credit. The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, stock repurchases and dispositions of assets and which require the Company to meet certain quarterly financial ratio tests. As of December 31, 2004, the Company was in compliance with the covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement.

The Company's Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees and letter of credit fees. The pricing grid is based on the Company's senior debt-rating agency ratings. A change in the Company's senior debt ratings could potentially impact its Credit Agreement pricing. In addition, if the Company's senior debt ratings fall below investment grade, the Company's Credit Agreement provides for limits on additional permitted indebtedness without lender approval, acquisition expenditures and capital expenditures. The Company is currently rated BBB+ by Standard & Poor's Rating Service ("S&P") and Baa3 by Moody's Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of its debt. On October 15, 2004, S&P revised its outlook on the Company to positive from stable. At the same time, S&P affirmed the Company's BBB+ corporate credit rating.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2004 or 2003.

OFF-BALANCE-SHEET ARRANGEMENTS

The Company's off-balance-sheet arrangements include future minimum rental commitments, net of noncancellable subleases of $45.8 million, which are disclosed in Note I, and a guarantee of $0.3 million, which is disclosed in Note
J. The Company has no investments, loans or any other known contractual arrangements with special-purpose entities, variable interest entities or financial partnerships and has no outstanding loans with executive officers or directors of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

OPERATING SEGMENT DATA

The 2003 and 2002 statements of income include reclassifications to report revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor. The amounts reclassified were $27.6 million for 2003 and $26.3 million for 2002. The comparable amount for 2004 was $28.7 million.

The following table sets forth, for the periods indicated, a summary of the Company's operating expenses by segment as a percentage of revenue for the applicable segment. Note M to the Consolidated Financial Statements contains additional information regarding the Company's operating segments:

                                                                2004      2003      2002
                                                                ----      ----      ----
OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
    Salaries and wages.....................................     61.0%      63.8%    64.9%
    Supplies and expenses..................................     13.0       12.7     12.0
    Operating taxes and licenses...........................      2.7        2.8      3.1
    Insurance..............................................      1.5        1.7      1.9
    Communications and utilities...........................      0.9        1.0      1.1
    Depreciation and amortization..........................      3.0        3.2      3.2
    Rents and purchased transportation.....................      9.7        8.9      8.3
    Other..................................................      0.2        0.3      0.2
    (Gain) on sale of equipment ...........................     (0.1)         -        -
                                                                ----      -----     ----
                                                                91.9%      94.4%    94.7%
                                                                ====      =====     ====

CLIPPER (see Note D)
    Cost of services.......................................     90.6%      86.4%    85.9%
    Selling, administrative and general....................      8.5       12.7     13.2
    Exit costs - Clipper LTL...............................        -        1.0        -
    Loss on sale or impairment of equipment and software...        -        0.2        -
                                                                ----      -----     ----
                                                                99.1%     100.3%    99.1%
                                                                ====      =====     ====

OPERATING INCOME (LOSS)

ABF Freight System, Inc....................................      8.1%       5.6%     5.3%
Clipper (see Note D).......................................      0.9       (0.3)     0.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Arkansas Best Corporation's operations include two primary operating subsidiaries, ABF and Clipper. For 2004, ABF represented 92.4% and Clipper represented 5.6% of total revenues. The Company's results of operations are primarily driven by ABF. On an ongoing basis, ABF's ability to operate profitably and generate cash is impacted by its tonnage, which creates operating leverage at higher levels, the pricing environment and its ability to manage costs effectively, primarily in the area of salaries, wages and benefits ("labor").

ABF's ability to maintain or grow existing tonnage levels is impacted by the state of the U.S. economy as well as a number of other competitive factors, which are more fully described in the General Development of Business section of the Company's Form 10-K. ABF's operating results were negatively impacted in 2002 by tonnage declines resulting from declines in the U.S. economy and the September 11, 2001 terrorist attacks. ABF's LTL per-day tonnage grew slightly in 2003. Following minimal increases in February and March of 2004, ABF's year-over-year LTL tonnage levels began to dramatically improve in April by percentages not seen in several years. ABF's fourth quarter and full-year 2004 LTL tonnage per day increased 9.0% and 6.8%, respectively, over the same periods in 2003. ABF's fourth quarter and full-year 2004 truckload ("TL") tonnage per day increased 16.5% and 13.0%, respectively, over the same periods in 2003. Management of the Company believes these increases primarily reflected an improving U.S. economy. ABF's improved operating performance in 2004 over 2003 reflects the operating leverage it gained from higher LTL and TL tonnage levels.

Through February 13, 2005, 2005 average daily LTL tonnage levels are approximately 4.0% above the comparable period in 2004. Average daily TL tonnage levels are approximately 5.0% above the comparable period in 2004. Early first-quarter 2005 LTL tonnage was affected by reduced shipping levels following the holiday period, particularly from customers on the West Coast and in the New England-Middle Atlantic portion of the country. The first quarter generally has the highest operating ratio of the year. First quarter tonnage levels are normally lower during January and February while March provides a disproportionately higher amount of the quarter's business. In 2005, the Easter holiday occurs in March 2005 while it occurred in April 2004. Adverse weather conditions in the early months of the first quarter can have a negative impact on productivity and costs. As the weather improves, business levels tend to increase and the operating results of March often have a significant impact on the first quarter's results. These observations are made based on ABF's historical operating performance.

The pricing environment is a key to ABF's operating performance. The pricing environment determines ABF's ability to obtain compensatory margins and price increases on customer accounts. The impact of changes in the pricing environment is typically measured by LTL billed revenue per hundredweight. This measure is affected by profile factors such as average shipment size, average length of haul and customer and geographic mix. For many years, consistent profile characteristics made LTL billed revenue per hundredweight changes a reasonable although approximate measure of price change. In the last few years, it has been difficult to quantify with any degree of accuracy the impact of larger changes in profile characteristics in order to estimate true price changes. ABF focuses on individual account profitability and rarely considers revenue per hundredweight in its customer account or market evaluations. For ABF, total company profitability must be considered together with measures of LTL billed revenue per hundredweight changes. The pricing environment in 2003 was positive, with ABF growing LTL billed revenue per hundredweight, net of fuel surcharges, by 4.9% over 2002. During 2004, the pricing environment remained firm as industry capacity continued to tighten with LTL billed revenue per hundredweight, net of fuel surcharges, increasing by 2.2%. If the U.S. economy continues to improve and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

capacity remains tight, the general pricing environment should remain firm, although there can be no assurances in this regard.

For 2004, salaries, wages and benefit costs accounted for 61.0% of ABF's revenue. Labor costs are impacted by ABF's contractual obligations under its agreement with the International Brotherhood of Teamsters ("IBT"). In addition, ABF's ability to effectively manage labor costs has a direct impact on its operating performance. Shipments per dock, street and yard hour ("DSY") and total pounds-per-mile are measures ABF uses to assess this effectiveness. DSY is used to measure effectiveness in ABF's local operations, although total weight per hour may also be a relevant measure when the average shipment size is changing. Total pounds-per-mile is used by ABF to measure the effectiveness of its linehaul operations. ABF is generally very effective in managing its labor costs to business levels. As a result of improving tonnage levels and recent employee retirements, ABF has experienced an increased demand for additional employees in specific locations, particularly for over-the-road drivers, city drivers and freight handlers. Although the ABF positions are highly desirable in the industry, the Company's pace of hiring has been slower than preferred, due to the improvement in the U.S. economy and to ABF's high employee standards related to safety and work experience. As a result, in 2004 ABF has used a higher-than-normal percentage of rail for linehaul movements and a greater level of overtime. ABF's employment efforts have been and are expected to continue to be successful, although there can be no assurances in this regard.

The new Hours of Service Regulations went into effect on January 4, 2004. With respect to the regulations, the truckload industry has experienced higher labor costs associated with driver pay and lower driver utilization, resulting in higher prices. On September 30, 2004, the U.S. Congress voted to extend the current Hours of Service Regulations until no later than September 30, 2005 after a mid-July 2004 ruling by the U.S. Court of Appeals for the District of Columbia that vacated those rules. In response to the July 2004 U.S. Court of Appeals decision, the Federal Motor Carrier Safety Administration ("FMCSA") has been reviewing and reconsidering the Hours of Service Regulations and has asked for public comments. On February 9, 2005, the FMCSA Administrator announced that the Bush Administration will recommend to the U.S. Congress that it include the current Hours of Service Regulations in this year's highway reauthorization legislation. The Company believes that the Hours of Service Regulations have had a positive impact on highway safety and the welfare of its employees.

ABF has experienced higher fuel prices in recent years. However, ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available on the ABF Web site at www.abf.com.

The Company ended 2004 with no borrowings under its revolving Credit Agreement, $70.9 million in cash and $468.4 million in stockholders' equity. Because of the Company's financial position at December 31, 2004, ABF should continue to be in a position to take advantage of potential growth opportunities in an improving U.S. economy.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

2004 COMPARED TO 2003

Consolidated revenues for 2004 increased 10.3% and operating income increased 69.9%, compared to 2003, primarily due to revenue growth and improved operating results at ABF, as discussed below in the ABF section of Management's Discussion and Analysis.

The following table provides a reconciliation of GAAP net income and diluted earnings per share for 2004 and 2003. Management believes the non-GAAP financial measures presented are useful to investors in understanding the Company's results of operations, because they provide more comparable measures:

                                                 -------------------------------------------------
                                                           2004                     2003
                                                 -----------------------   -----------------------
                                                               EARNINGS                  EARNINGS
                                                       NET    PER SHARE        NET       PER SHARE
                                                     INCOME   (DILUTED)      INCOME      (DILUTED)
                                                        ($ thousands, except per share data)
                                                 -----------  ----------   ----------   ----------
GAAP income....................................  $    75,529  $     2.94   $   46,110   $     1.81
Less gain on Wingfoot (see Note E).............            -           -       (8,429)       (0.33)
Less gain on sale of Clipper LTL (see Note D)..            -           -       (1,518)       (0.06)
Plus Clipper LTL exit costs (see Note D).......            -           -          747         0.03
Plus interest rate swap charge (see Note F)....            -           -        5,364         0.21
                                                 -----------  ----------   ----------   ----------
Net income, excluding above items..............  $    75,529  $     2.94   $   42,274   $     1.66
                                                 ===========  ==========   ==========   ==========

The increase of 77.1% in diluted earnings per share for 2004, excluding the above items, reflects primarily improved operating results at ABF, as discussed below in the ABF section of Management's Discussion and Analysis.

Reliance Insurance Company ("Reliance") was Arkansas Best's excess insurer for workers' compensation claims above $300,000 for the years 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims. For claims not accepted by state guaranty funds, Arkansas Best has continually maintained reserves for its estimated exposure to the Reliance liquidation since 2001. During the second quarter of 2004, Arkansas Best began receiving notices of rejection from the California Insurance Guarantee Association ("CIGA") on certain claims previously accepted by this guaranty fund. If these claims are not covered by the CIGA, they become part of Arkansas Best's exposure to the Reliance liquidation. As of December 31, 2004, the Company estimated its workers' compensation claims insured by Reliance to be approximately $8.6 million. Of the $8.6 million of insured Reliance claims, approximately $3.7 million have been accepted by state guaranty funds, leaving the Company with a net exposure amount of approximately $4.9 million. At December 31, 2004, the Company had reserved $4.2 million in its financial statements for its estimated exposure to Reliance. At December 31, 2003, the Company's reserve for Reliance exposure was $1.6 million. The Company's reserves are determined by reviewing the most recent financial information available for Reliance from the Pennsylvania Insurance Department. The Company anticipates receiving either full reimbursement from state guaranty funds or partial reimbursement through orderly liquidation; however, this process could take several years.

On August 1, 2001, the Company sold the stock of G.I. Trucking Company ("G.I. Trucking") for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines ("Estes"). The Company retained ownership of three California terminal facilities and has agreed to lease them for an aggregate amount of $1.6 million per year to G.I. Trucking for a period of up to four years. G.I. Trucking has an

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

option at any time during the four-year lease term to purchase these terminals for $19.5 million. The terminals may be purchased in aggregate or individually. The facilities have a net book value of approximately $5.4 million. If all of the terminal facilities are sold to G.I. Trucking, the Company will recognize a pre-tax gain of approximately $14.1 million in the period they are sold.

ABF FREIGHT SYSTEM, INC.

Effective June 14, 2004 and July 14, 2003, ABF implemented general rate increases to cover known and expected cost increases. Typically, the increases were 5.9% for both periods, although the amounts can vary by lane and shipment characteristic. ABF's increase in reported revenue per hundredweight, net of fuel surcharge, for 2004 versus 2003 has been impacted not only by the general rate increase, but also by changes in profile such as length of haul, weight per shipment and customer and geographic mix. ABF charges a fuel surcharge, based on changes in diesel fuel prices compared to an index price. The ABF fuel surcharge rate in effect is available on the ABF Web site at www.abf.com. The fuel surcharge in effect averaged 6.2% of revenue for 2004, compared to 3.5% for 2003.

The 2003 statement of income includes a reclassification to report revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor. The amount reclassified was $27.6 million for 2003. The comparable amount for 2004 was $28.7 million. There was no impact on ABF's operating income and only a slight impact on ABF's operating ratio as a result of this reclassification.

Revenues for 2004 were $1,585.4 million compared to $1,398.0 million for 2003. ABF generated operating income of $127.8 million for 2004 compared to $77.8 million during 2003, representing an increase of 64.3%.

The following table provides a comparison of key operating statistics for ABF:

                                                                     2004             2003     % CHANGE
                                                               -------------   -------------   --------
BILLED REVENUE PER HUNDREDWEIGHT, EXCLUDING FUEL SURCHARGES
  LTL (shipments less than 10,000 pounds)...................   $       23.98   $       23.47      2.2%
  TL .......................................................   $        8.90   $        8.57      3.9%
  Total ....................................................   $       20.91   $       20.57      1.7%

TONNAGE (TONS)
  LTL ......................................................       2,836,307       2,644,786      7.2%
  TL .......................................................         725,436         639,643     13.4%
                                                               -------------   -------------     ----
  Total ....................................................       3,561,743       3,284,429      8.4%
                                                               =============   =============     ====

SHIPMENTS PER DSY HOUR......................................           0.523           0.527     (0.7)%

TOTAL POUNDS-PER-MILE.......................................           19.31           19.21      0.5%

ABF's revenue-per-day increase of 13.0% for 2004 over 2003 is due primarily to increases in revenue per hundredweight and tonnage.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

For 2004, figures for LTL billed revenue per hundredweight compared to 2003 reflect a firm pricing environment and acceptance of the general rate increase put in place on June 14, 2004.

As previously discussed, ABF has experienced increases in tonnage levels for both LTL and truckload during 2004. Management of the Company believes these increases reflect an improving U.S. economy, particularly in the domestic manufacturing sector. There were 254 working days in 2004 and 253 working days in 2003.

ABF's operating ratio improved to 91.9% for 2004 from 94.4% in 2003, reflecting the operating leverage that results from increased revenues and changes in certain other operating expense categories as follows:

Salaries and wages expense for 2004 decreased 2.8%, as a percent of revenue, when compared to 2003, due primarily to the fact that a portion of salaries and wages are fixed in nature and decrease, as a percent of revenue, with increases in revenue levels. With the increase in demand for employees as previously discussed, ABF has a greater number of newly hired employees who are at the lower tier of the union scale for wages, which contributes to lower salaries and wages as a percentage of revenue for 2004 compared to 2003. In addition, ABF has used a greater level of overtime which lowers fringe benefit costs as a percent of revenue. The overall decreases in salaries and wages were offset, in part, by contractual increases under the IBT National Master Freight Agreement. The five-year agreement provides for annual contractual wage and benefit increases of approximately 3.2% - 3.4% and was effective April 1, 2003. For 2004, the annual wage increase occurred on April 1, 2004 and was 2.0%. The annual health, welfare and pension cost increase occurred on August 1, 2004 and was 6.1%. In addition, workers' compensation costs were higher in 2004 due primarily to an increase in the severity of existing claim changes and the associated loss development.

Supplies and expenses increased 0.3%, as a percent of revenue, when 2004 is compared to 2003. Fuel costs, on an average price-per-gallon basis, excluding taxes, increased to an average of $1.26 for 2004, compared to $0.97 for 2003. The increases in fuel costs are offset, in part, by the fact that a portion of supplies and expenses are fixed in nature and decrease as a percent of revenue, with increases in revenue levels.

The 0.8% increase in ABF's rents and purchased transportation costs, as a percent of revenue, is due primarily to increased rail utilization to 18.5% of total miles for 2004, compared to 16.2% during 2003. Rail miles have increased due to tonnage growth in rail lanes and an increase in the use of rail to accommodate tonnage growth during 2004 while drivers were being hired and processed. In addition, rail costs per mile have increased 7.4% in 2004 as compared to 2003.

As previously mentioned, ABF's general rate increase on June 14, 2004 was put in place to cover known and expected cost increases for the next twelve months. ABF's ability to retain this rate increase is dependent on the competitive pricing environment. ABF could continue to be impacted by fluctuating fuel prices in the future. ABF's fuel surcharge is based on changes in diesel fuel prices compared to an index. ABF's total insurance costs are dependent on the insurance markets. ABF's results of operations have been impacted by the wage and benefit increases associated with the labor agreement with the IBT and will continue to be impacted by this agreement during the remainder of the contract term.

CLIPPER

On December 31, 2003, Clipper closed the sale of all customer and vendor lists related to its LTL freight business (see Note D). With this sale, Clipper exited the LTL business. Clipper has retained its truckload-related operations (intermodal, temperature-controlled and brokerage).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table provides a reconciliation of GAAP revenues, operating income
(loss) and operating ratios for Clipper for 2004 and 2003. Management believes the non-GAAP revenues, operating income (loss) and operating ratios are useful to investors in understanding Clipper's results of operations, excluding its LTL business, because they provide more comparable measures.

                                                             2004                              2003
                                             ----------------------------------  -----------------------------------
                                                          OPERATING                            OPERATING
                                                            INCOME    OPERATING                 INCOME     OPERATING
                                                REVENUE     (LOSS)      RATIO     REVENUE       (LOSS)       RATIO
                                             ----------   ----------  ---------  -----------   ----------  ---------
                                                                         ($ thousands)
CLIPPER - PRE-TAX
Clipper GAAP amounts..................       $   95,985   $      826    99.1%    $   126,768   $     (421)   100.3%
Less Clipper LTL

  (excluding LTL exit costs)..........                -            -       -          33,812       (1,356)       -
Less Clipper LTL exit costs...........                -            -       -               -       (1,246)       -
                                             ----------   ----------   -----     -----------   ----------    -----
Clipper, excluding LTL................       $   95,985   $      826    99.1%    $    92,956   $    2,181     97.7%
                                             ==========   ==========   =====     ===========   ==========    =====

Excluding LTL, 2004 revenue increased over amounts in 2003 for Clipper's brokerage and temperature-controlled divisions. This increase was offset, in part, by lower revenues in the intermodal portion of Clipper's dry-freight business, resulting from plant closings of a large intermodal customer and strong pricing competition for available loads.

Clipper's operating ratio deteriorated to 99.1% in 2004, from 97.7% in 2003, excluding LTL. Because of tight capacity, Clipper's rail suppliers increased their charges despite providing poor transit performance. As a result, the profitability of Clipper's intermodal and temperature-controlled divisions suffered significantly. In addition, tightened truckload capacity negatively impacted the profitability of Clipper's brokerage division as potential loads greatly exceeded the number of trucks available to move them. Clipper's profitability has also been adversely impacted by high fuel and overhead costs. Clipper continues to adjust its mix of accounts in order to identify those with the potential for favorable margins.

ACCOUNTS RECEIVABLE, LESS ALLOWANCES

Accounts receivable increased $18.5 million from December 31, 2003 to December 31, 2004, due primarily to increased business levels.

PREPAID EXPENSES

Prepaid expenses increased $7.2 million from December 31, 2003 to December 31, 2004, due primarily to the prepayment of annual insurance premiums for the Company, which were paid in the fourth quarter of 2004.

ACCOUNTS PAYABLE

Accounts payable increased $7.0 million from December 31, 2003 to December 31, 2004, due primarily to increased business levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

INTEREST

Interest expense was $0.2 million for 2004, compared to $3.9 million for 2003. The decline resulted from lower average debt levels when 2004 is compared to 2003.

INCOME TAXES

The difference between the effective tax rate for 2004 and the federal statutory rate resulted from state income taxes and nondeductible expenses. The Company's effective tax rate for 2004 was 40.0%. The Company's tax rate of 38.5% for 2003 reflects a lower tax rate on the Wingfoot gain, because of a higher tax basis than book basis. The rate without this benefit would have been 40.1%.

At December 31, 2004, the Company had deferred tax assets of $52.7 million, net of a valuation allowance of $1.0 million, and deferred tax liabilities of $61.9 million. The Company believes that the benefits of the deferred tax assets of $52.7 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $61.9 million and the presence of significant taxable income in 2004 and 2003. The valuation allowance has been provided primarily for net operating loss carryovers in certain states, which may not be realized.

Management intends to evaluate the realizability of net deferred tax assets on a quarterly basis by assessing the need for any additional valuation allowance.

2003 COMPARED TO 2002

Both consolidated revenues and operating income for 2003 increased 7.3% when compared to 2002, due primarily to improved revenues at ABF.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table provides a reconciliation of GAAP income and diluted earnings per share before the cumulative effect of change in accounting principle for 2003 and 2002. Management believes these non-GAAP financial measures are useful to investors in understanding the Company's results of operations, because they provide more comparable measures.

                                                                                        2003                        2002
                                                                             -------------------------     -----------------------
                                                                                             EARNINGS                    EARNINGS
                                                                                NET         PER SHARE         NET        PER SHARE
                                                                              INCOME         (DILUTED)      INCOME       (DILUTED)
                                                                             -----------    ----------     ----------    ---------
                                                                                      ($ thousands, except per share data)
GAAP income before cumulative effect of change
   in accounting principle .............................................     $    46,110    $     1.81     $   40,755    $    1.60
Less gain on Wingfoot (see Note E)......................................          (8,429)        (0.33)             -            -
Less gain on sale of Clipper LTL (see Note D)...........................          (1,518)        (0.06)             -            -
Less IRS interest settlement (see Note H)...............................               -             -         (3,101)       (0.12)
Plus Clipper LTL exit costs (see Note D)................................             747          0.03              -            -
Plus interest rate swap charge (see Note F).............................           5,364          0.21              -            -
                                                                             -----------    ----------     ----------    ---------
Income before cumulative effect of change
   in accounting principle, excluding above items.......................     $    42,274    $     1.66     $   37,654    $    1.48
                                                                             ===========    ==========     ==========    =========

The improvement of 12.2% in diluted earnings per share, excluding the above items, to $1.66 from $1.48, reflects improved operations at ABF and lower interest expense in 2003 when compared to 2002.

ABF FREIGHT SYSTEM, INC.

Effective July 14, 2003 and August 1, 2002, ABF implemented general rate increases to cover known and expected cost increases. Typically, the increases were 5.9% and 5.8%, respectively, although the amounts can vary by lane and shipment characteristic. ABF charges a fuel surcharge, based on the increase in diesel fuel prices compared to an index price. The fuel surcharge in effect during 2003 averaged 3.5% of revenue compared to 2.0% in 2002.

The 2003 and 2002 statements of income include reclassifications to report revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor. The amounts reclassified were $27.6 million for 2003 and $26.3 million for 2002.

Revenues for 2003 were $1,398.0 million compared to $1,303.4 million during 2002. ABF generated operating income of $77.8 million for 2003 compared to $68.8 million during 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table provides a comparison of key operating statistics for ABF:

                                                                     2003             2002        % CHANGE
                                                               -------------     -------------    --------
BILLED REVENUE PER HUNDREDWEIGHT, EXCLUDING FUEL SURCHARGES
  LTL (shipments less than 10,000 pounds)..................    $       23.47     $       22.37      4.9%
  TL ......................................................    $        8.57     $        8.11      5.7%
  Total ...................................................    $       20.57     $       19.51      5.4%

TONNAGE (TONS)
  LTL......................................................        2,644,786         2,626,623      0.7%
  TL ......................................................          639,643           656,615     (2.6)%
                                                               -------------     -------------    -----
  Total ...................................................        3,284,429         3,283,238      0.0%
                                                               =============     =============    =====
SHIPMENTS PER DSY HOUR.....................................            0.527             0.535     (1.7)%

TOTAL POUNDS-PER-MILE......................................            19.21             19.80     (3.0)%

ABF's 2003 increase in revenue of 7.3% over 2002 is due primarily to increases in revenue per hundredweight and fuel surcharges. LTL tonnage showed a slight increase, while total tonnage for 2003 equaled that of 2002.

Approximately one-half of the increase in LTL billed revenue per hundredweight was the result of changes in the profile of freight handled. For 2003, ABF's average LTL length of haul increased, its LTL-rated commodity class increased and its LTL weight per shipment declined, compared to 2002. Increases in length of haul and LTL-rated commodity class and decreases in LTL weight per shipment all impact LTL billed revenue per hundredweight positively.

ABF's LTL tonnage levels increased during the first eight months of 2003 as a result of the closure of a major competitor, Consolidated Freightways ("CF"), on September 3, 2002. After the one-year anniversary of the CF closure, monthly year-over-year tonnages declined, although declines were less severe during the fourth quarter of 2003. The September 2003 year-over-year LTL tonnage decline of 5.4% compares to 2.0% in October 2003, 3.1% in November 2003 and 1.3% in December 2003.

ABF's improvement in its 2003 operating ratio to 94.4% from 94.7% in 2002 reflects revenue increases as a result of increases in revenue yields, fuel surcharges and LTL tonnage, as well as changes in certain other operating expense categories as follows:

Salaries and wages expense for 2003 decreased 1.1%, as a percent of revenue, compared to 2002, due primarily to revenue yield improvements and the fact that a portion of salaries and wages are fixed in nature and decrease as a percent of revenue with increases in revenue levels. This decrease was offset in part by productivity declines and the annual general IBT contractual increases. As discussed in Note A, in March 2003, the IBT announced the ratification of its National Master Freight Agreement with the Motor Freight Carriers
Association ("MFCA") by its membership. ABF is a member of the MFCA. The five-year agreement provides for annual contractual wage and benefit increases of approximately 3.2% - 3.4% and was effective April 1, 2003. For 2003, the annual wage increase occurred on April 1, 2003 and was 2.5%, and the annual health and welfare cost increase occurred on August 1, 2003 and was 6.5%. The previous agreement included contractual base wage and pension cost increases of 1.8% and 4.9%, respectively, on April 1, 2002 and an August 1, 2002 increase of 12.9% for health and welfare costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Productivity for 2003 was below that of 2002 primarily because of additional shipment handling and a lower load average associated with ABF's concentration on transit-time improvements and premium services provided at pickup and delivery. In addition, ABF's nonunion pension expense for 2003 increased by approximately $4.8 million over 2002 amounts.

Supplies and expenses for 2003 increased 0.7%, as a percent of revenue, compared to 2002, due primarily to an increase in fuel costs, excluding taxes, which on an average price-per-gallon basis increased to $0.97 for 2003 from $0.79 in 2002.

The 0.6% increase in ABF's rents and purchased transportation costs, as a percent of revenue, was due primarily to an increase in rail utilization to 16.2% of total miles for 2003, compared to 14.4% during 2002. Rail miles increased due to tonnage growth in rail lanes.

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

Clipper's LTL division accounted for approximately 30.0% of total Clipper revenues. In 2003 and recent years, revenue and operating income of Clipper's LTL operation suffered, primarily from the negative effects of the U.S. economy and, in the fourth quarter of 2003, from the announcement of the sale of its customer and vendor lists to Hercules Forwarding Inc. Clipper retained its intermodal and temperature-controlled truckload businesses moving on the rail, as well as its brokerage operation.

During 2003, Clipper's intermodal division experienced significant growth, 30.5%, in shipments as a result of additional lanes awarded to Clipper by a large-volume customer. Revenue per shipment declined 3.0% as a result of a more competitive pricing environment. Clipper's temperature-controlled truckload business experienced a decline in shipments that resulted primarily from low demand for produce on the East Coast; however, revenue per shipment improved by 7.6%, indicating an improving pricing environment for produce shipments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table provides a reconciliation of GAAP operating income and operating ratio for 2003 and 2002. Management believes the non-GAAP operating income and operating ratio is useful to investors in understanding Clipper's results of operations, because it provides more comparable measures:

                                                                      2003                        2002
                                                         --------------------------   -------------------------
                                                            OPERATING     OPERATING     OPERATING     OPERATING
                                                          INCOME (LOSS)     RATIO     INCOME (LOSS)     RATIO
                                                         --------------   ---------   -------------   ---------
                                                                               ($ thousands)
CLIPPER - PRE-TAX
Clipper's GAAP operating income (loss)..............     $       (421)      100.3%     $    1,123       99.1%
Clipper LTL exit costs..............................            1,246         1.0               -          -
                                                         ------------       -----      ----------       ----
Clipper's operating income, excluding exit costs....     $        825        99.3%     $    1,123       99.1%
                                                         ============       =====      ==========       ====

Clipper's operating ratio, excluding exit costs, increased slightly when 2003 is compared to 2002. This increase resulted primarily from a change in the mix of Clipper's business to more intermodal business and less temperature-controlled produce business. The produce business historically has better margins than the intermodal business. In addition, all business units have seen a reduction in rail incentives, which increases direct costs as a percent of revenue.

INTEREST

Interest expense was $3.9 million for 2003, compared to $8.1 million for 2002. The decline resulted from lower average debt levels when 2003 is compared to 2002.

INCOME TAXES

The difference between the effective tax rate for 2003 and the federal statutory rate resulted from state income taxes and nondeductible expenses. The Company's tax rate of 38.5% for 2003 reflects a lower tax rate on the Wingfoot gain, because of a higher tax basis than book basis. The tax rate without this benefit would have been 40.1%. The Company's tax rate for 2002 was 40.6%.

SEASONALITY

ABF is impacted by seasonal fluctuations, which affect tonnage and shipment levels. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Clipper's operations are similar to operations at ABF, with revenues usually being weaker in the first quarter and stronger during the months of June through October.

EFFECTS OF INFLATION

Management believes that, for the periods presented, inflation has not had a material effect on our operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

ENVIRONMENTAL MATTERS

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 77 underground tanks located in 24 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company's underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $109,000 over the last 10 years primarily at seven sites) or believes its obligations, other than those specifically accrued for, with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2004 and December 31, 2003, the Company had accrued approximately $3.3 million and $2.9 million, respectively, to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. It is anticipated that the resolution of the Company's environmental matters could take place over several years. Accruals for environmental liability are included in the balance sheet as accrued expenses and in other liabilities.

FORWARD-LOOKING STATEMENTS

Statements contained in the Management's Discussion and Analysis section of this report that are not based on historical facts are "forward-looking statements." Terms such as "estimate," "forecast," "expect," "predict," "plan," "anticipate," "believe," "intend," "should," "would," "scheduled" and similar expressions and the negatives of such terms are intended to identify forward-looking statements. Such statements are by their nature subject to uncertainties and risk, including, but not limited to, union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Arkansas Best's subsidiaries; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims; union and nonunion employee wages and benefits; actual costs of continuing investments in technology; the timing and amount of capital expenditures; competitive initiatives and pricing pressures; general economic conditions; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission ("SEC") public filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap was to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.775% at both December 31, 2004 and
2003). This instrument is recorded on the balance sheet of the Company in other liabilities (see Note F). Details regarding the swap, as of December 31, 2004, are as follows:

    NOTIONAL                             RATE                     RATE                    FAIR
     AMOUNT        MATURITY              PAID                   RECEIVED              VALUE (2)(3)
--------------  -------------   ----------------------------  ---------------------   -----------------
$110.0 million  April 1, 2005   5.845% plus Credit Agreement  LIBOR rate(1)            ($0.9) million
                                margin (0.775%)               plus Credit Agreement
                                                              margin (0.775%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2004 to terminate the agreement.

(3) The swap value changed from ($6.3) million at December 31, 2003. The fair value is impacted by changes in rates of similarly termed Treasury instruments and payments under the swap agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG- AND SHORT-TERM DEBT: The carrying amount of the Company's borrowings under its Revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. However, at December 31, 2004 and 2003, the Company had no borrowings under its Revolving Credit Agreement. The fair value of the Company's other long-term debt was estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                               2004                          2003
                                     CARRYING           FAIR         CARRYING         FAIR
                                      AMOUNT            VALUE         AMOUNT          VALUE
                                  --------------  --------------  -------------  -------------
                                                          ($ thousands)
Cash and cash equivalents......   $       70,873  $       70,873  $       5,251  $       5,251
Short-term debt................   $          151  $          155  $         133  $         134
Long-term debt.................   $        1,354  $        1,374  $       1,514  $       1,516

Borrowings under the Company's Credit Agreement in excess of $110.0 million are subject to market risk. During 2004, outstanding debt obligations under the Credit Agreement did not exceed $110.0 million. The Company's average borrowings during 2004 were $0.4 million and average outstanding letters of credit were $56.6 million. A 100-basis-point change in interest rates on Credit Agreement borrowings above $110.0 million would change annual interest cost by $100,000 per $10.0 million of borrowings. As discussed in Note F, the Company's interest rate swap matures on April 1, 2005. After April 1, 2005, all borrowings under the Company's Credit Agreement will be subject to market risk.

The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF and Clipper based on increases in diesel fuel prices compared to relevant indexes.

The Company does not have a formal foreign currency risk management policy. The Company's foreign operations are not significant to the Company's total revenues or assets. Revenue from non-U.S. operations amounted to approximately 1.0% of total revenues for 2004. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2004 or 2003.

                           REPORT OF ERNST & YOUNG LLP
                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Arkansas Best Corporation

We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arkansas Best Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2005, expressed an unqualified opinion thereon.

                                       Ernst & Young LLP

Little Rock, Arkansas
February 16, 2005

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31
                                                                             2004               2003
                                                                          --------------------------------
                                                                          ($ thousands, except share data)
ASSETS
CURRENT ASSETS
    Cash and cash equivalents ......................................   $        70,873    $         5,251
    Accounts receivable, less allowances
      (2004 - $4,425; 2003 - $3,558) ...............................           150,812            132,320
    Prepaid expenses ...............................................            15,803              8,600
    Deferred income taxes ..........................................            28,617             27,006
    Prepaid income taxes............................................             3,309                  -
    Other ..........................................................             4,268              3,400
                                                                       ---------------    ---------------
       TOTAL CURRENT ASSETS ........................................           273,682            176,577

PROPERTY, PLANT AND EQUIPMENT
    Land and structures ............................................           229,253            215,476
    Revenue equipment ..............................................           395,574            370,102
    Service, office and other equipment ............................           115,407            107,066
    Leasehold improvements .........................................            13,411             13,048
                                                                       ---------------    ---------------
                                                                               753,645            705,692
    Less allowances for depreciation and amortization ..............           383,647            358,564
                                                                       ---------------    ---------------
                                                                               369,998            347,128

PREPAID PENSION COSTS ..............................................            24,575             32,887

OTHER ASSETS .......................................................            73,234             68,572

ASSETS HELD FOR SALE ...............................................             1,354              8,183

GOODWILL, less accumulated amortization (2004 and 2003 - $32,037) ..            63,902             63,878
                                                                       ---------------    ---------------
                                                                       $       806,745    $       697,225
                                                                       ===============    ===============

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31
                                                                                    2004              2003
                                                                              ---------------   ---------------
                                                                               ($ thousands, except share data)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Bank overdraft and drafts payable .....................................   $        15,862   $         8,861
    Accounts payable ......................................................            62,784            55,764
    Income taxes payable...................................................             2,941             2,816
    Accrued expenses ......................................................           148,631           125,148
    Current portion of long-term debt .....................................               388               353
                                                                              ---------------   ---------------
       TOTAL CURRENT LIABILITIES ..........................................           230,606           192,942

LONG-TERM DEBT, less current portion ......................................             1,430             1,826

FAIR VALUE OF INTEREST RATE SWAP ..........................................               873             6,330

OTHER LIABILITIES .........................................................            67,571            66,284

DEFERRED INCOME TAXES .....................................................            37,870            29,106

FUTURE MINIMUM RENTAL COMMITMENTS, NET
    (2004 - $45,763; 2003 - $49,615) ......................................                 -                 -

OTHER COMMITMENTS AND CONTINGENCIES .......................................                 -                 -

STOCKHOLDERS' EQUITY
    Common stock, $.01 par value, authorized 70,000,000 shares;
       issued 2004 - 25,805,702 shares; 2003 - 25,295,984 shares...........               258               253
    Additional paid-in capital ............................................           229,661           217,781
    Retained earnings .....................................................           256,129           192,610
    Treasury stock, at cost, 2004 - 531,282 shares; 2003 - 259,782 shares..           (13,334)           (5,807)
    Accumulated other comprehensive loss ..................................            (4,319)           (4,100)
                                                                              ---------------   ---------------
       TOTAL STOCKHOLDERS' EQUITY .........................................           468,395           400,737
                                                                              ---------------   ---------------
                                                                              $       806,745   $       697,225
                                                                              ===============   ===============

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                                             YEAR ENDED DECEMBER 31
                                                                                  2004                 2003              2002
                                                                            ---------------       --------------     -------------
                                                                                        ($ thousands, except per share data)
OPERATING REVENUES......................................................    $     1,715,763       $    1,555,044     $   1,448,590

OPERATING EXPENSES AND COSTS............................................          1,591,464            1,481,864         1,380,369
                                                                            ---------------       --------------     -------------
OPERATING INCOME .......................................................            124,299               73,180            68,221

OTHER INCOME (EXPENSE)
    Net gains on sales of property and other ...........................                468                  643             3,524
    Gain on sale of Wingfoot ...........................................                  -               12,060                 -
    Gain on sale of Clipper LTL ........................................                  -                2,535                 -
    IRS interest settlement ............................................                  -                    -              5,221
    Fair value changes and payments on interest rate swap ..............                509              (10,257)                -
    Interest (expense), net of temporary investment income
      (2004 - 440; 2003 - $93; 2002 - $209).............................               (159)              (3,855)           (8,097)
    Other, net .........................................................                856                  648              (238)
                                                                            ---------------       --------------     -------------
                                                                                      1,674                1,774               410
                                                                            ---------------       --------------     -------------

INCOME BEFORE INCOME TAXES .............................................            125,973               74,954            68,631

FEDERAL AND STATE INCOME TAXES
    Current ............................................................             43,131               26,275            19,464
    Deferred ...........................................................              7,313                2,569             8,412
                                                                            ---------------       --------------     -------------
                                                                                     50,444               28,844            27,876
                                                                            ---------------       --------------     -------------
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE .......................................             75,529               46,110            40,755
                                                                            ---------------       --------------     -------------
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX BENEFITS OF $13,580 ............................                  -                    -           (23,935)
                                                                            ---------------       --------------     -------------
NET INCOME .............................................................    $        75,529       $       46,110     $      16,820
                                                                            ===============       ==============     =============
NET INCOME (LOSS) PER SHARE
BASIC:
    Income before cumulative effect of change in accounting principle ..    $          3.00       $         1.85     $        1.65
    Cumulative effect of change in accounting principle, net of tax ....                  -                    -             (0.97)
                                                                            ---------------       --------------     -------------
NET INCOME PER SHARE (BASIC) ...........................................    $          3.00       $         1.85     $        0.68
                                                                            ===============       ==============     =============
DILUTED:
    Income before cumulative effect of change in accounting principle ..    $          2.94       $         1.81     $        1.60
    Cumulative effect of change in accounting principle, net of tax ....                  -                    -             (0.94)
                                                                            ---------------       --------------     -------------
NET INCOME PER SHARE (DILUTED) .........................................    $          2.94       $         1.81     $        0.66
                                                                            ===============       ==============     =============
CASH DIVIDENDS PAID PER SHARE ..........................................    $          0.48       $         0.32     $           -
                                                                            ===============       ==============     =============

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                            ACCUMULATED
                                                     COMMON   STOCK    ADDITIONAL                               OTHER
                                                     ------  --------   PAID-IN    RETAINED     TREASURY   COMPREHENSIVE    TOTAL
                                                     SHARES   AMOUNT    CAPITAL    EARNINGS       STOCK        LOSS        EQUITY
                                                     ------  --------  ----------  -----------  ---------  -------------  ----------
                                                                                   (thousands)
BALANCES AT JANUARY 1, 2002 .......................  24,542  $    245  $  204,463  $  137,635   $    (955)   $  (3,592)   $ 337,796
   Net income .....................................                 -           -      16,820           -            -       16,820
   Change in fair value of interest rate swap,
     net of tax benefits of $1,739 (a) ............                 -           -           -           -       (2,731)      (2,731)
   Change in foreign currency translation,
     net of tax benefits of $4 (b) ................                 -           4           -           -           (6)          (2)
   Minimum pension liability,
     net of tax benefits of $2,245 (c) ............                 -           -           -           -       (3,528)      (3,528)
                                                                                                                          ---------
       Total comprehensive income .................                                                                          10,559
                                                                                                                          ---------
   Issuance of common stock .......................     430         5       3,908           -           -            -        3,913
   Tax effect of stock options exercised ..........                 -       3,224           -           -            -        3,224
   Change in fair value of Treadco
     officer stock options ........................                 -         (32)          -           -            -          (32)
                                                     ------  --------  ----------  ----------   ---------    ---------    ---------
BALANCES AT DECEMBER 31, 2002 .....................  24,972       250     211,567     154,455        (955)      (9,857)     355,460
   Net income .....................................                 -           -      46,110           -            -       46,110
   Interest rate swap, net of taxes of $3,833 (a)..                 -           -           -           -        6,020        6,020
   Change in foreign currency translation,
     net of taxes of $42 (b) ......................                 -           -           -           -           65           65
   Change in minimum pension liability,
     net of tax benefits of $209 (c)  .............                 -           -           -           -         (328)        (328)
                                                                                                                          ---------
       Total comprehensive income .................                                                                          51,867
                                                                                                                          ---------
   Issuance of common stock .......................     324         3       4,394           -           -            -        4,397
   Tax effect of stock options exercised ..........                 -       1,820           -           -            -        1,820
   Purchase of treasury stock .....................                 -           -           -      (4,852)           -       (4,852)
   Dividends paid on common stock .................                 -           -      (7,955)          -            -       (7,955)
                                                     ------  --------  ----------  ----------   ---------    ---------    ---------
BALANCES AT DECEMBER 31, 2003 .....................  25,296       253     217,781     192,610      (5,807)      (4,100)     400,737
   Net income .....................................       -         -           -      75,529           -            -       75,529
   Change in foreign currency translation,
     net of taxes of $8 (b)........................       -         -           -           -           -          (13)         (13)
   Change in minimum pension liability,
     net of tax benefits of $167 (c)...............       -         -           -           -           -         (206)        (206)
                                                                                                                          ---------
       Total comprehensive income .................       -         -           -           -           -            -       75,310
                                                                                                                          ---------
   Issuance of common stock .......................     510         5       8,647           -           -            -        8,652
   Tax effect of stock options exercised ..........       -         -       3,233           -           -            -        3,233
   Purchase of treasury stock .....................       -         -           -           -      (7,527)           -       (7,527)
   Dividends paid on common stock .................       -         -           -     (12,010)          -            -      (12,010)
                                                     ------  --------  ----------  ----------   ---------    ---------    ---------

BALANCES AT DECEMBER 31, 2004 .....................  25,806  $    258  $  229,661  $  256,129   $ (13,334)   $  (4,319)   $ 468,395
                                                     ======  ========  ==========  ==========   =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

(a) The accumulated loss from the fair value of the interest rate swap in accumulated other comprehensive loss was $6.0 million, net of tax benefits of $3.8 million, at December 31, 2002. As of March 31, 2003, the Company no longer forecasted borrowings and interest payments on the full notional amount of the swap. During May 2003, interest payments on borrowings hedged with the swap were reduced to zero. As a result, the Company transferred the entire fair value of the interest rate swap from accumulated other comprehensive loss into earnings during the first and second quarters of 2003. Until the swap matures on April 1, 2005, changes in the fair value of the interest rate swap are accounted for through the income statement (see Note F).

(b) The accumulated loss from the foreign currency translation in accumulated other comprehensive loss is $0.3 million, net of tax benefits of $0.2 million, at December 31, 2002; $0.2 million, net of tax benefits of $0.2 million, at December 31, 2003; and $0.3 million, net of tax benefits of $0.2 million, at December 31, 2004.

(c) The minimum pension liability included in accumulated other comprehensive loss at December 31, 2002 was $3.5 million, net of tax benefits of $2.2 million; $3.9 million, net of tax benefits of $2.5 million, at December 31, 2003; and $4.1 million, net of tax benefits of $2.6 million, at December 31, 2004 (see Note L).

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        YEAR ENDED DECEMBER 31
                                                                                 2004            2003          2002
                                                                              ------------   ------------   ----------
                                                                                            ($ thousands)
OPERATING ACTIVITIES
    Net income ............................................................   $     75,529   $     46,110   $   16,820
    Adjustments to reconcile net income to net cash provided by operating activities:
       Change in accounting principle, net of tax .........................              -              -       23,935
       Depreciation and amortization ......................................         54,760         51,925       49,219
       Other amortization .................................................            292            332          275
       Provision for losses on accounts receivable ........................          1,411          1,556        1,593
       Provision for deferred income taxes ................................          7,313          2,569        8,412
       Fair value of interest rate swap ...................................         (5,457)         6,330            -
       Gains on sales of assets and other .................................         (2,610)          (419)      (3,430)
       Gain on sale of Wingfoot ...........................................              -        (12,060)           -
       Gain on sale of Clipper LTL.........................................              -         (2,535)           -
Changes in operating assets and liabilities, net of sales and exchanges:
           Receivables ....................................................        (19,946)        (3,125)     (15,914)
           Prepaid expenses ...............................................         (7,204)          (813)        (982)
           Other assets ...................................................            314        (20,273)     (12,631)
           Accounts payable, taxes payable,
             accrued expenses and other liabilities .......................         32,570          4,735       21,371
                                                                              ------------   ------------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES .................................        136,972         74,332       88,668
                                                                              ------------   ------------   ----------
INVESTING ACTIVITIES
    Purchases of property, plant and equipment,
      less capitalized leases and notes payable ...........................        (79,533)       (68,171)     (55,668)
    Proceeds from asset sales .............................................         15,910          7,829       11,874
    Proceeds from sale of Wingfoot ........................................              -         71,309            -
    Proceeds from sale of Clipper LTL .....................................              -          2,678            -
    Capitalization of internally developed software and other .............         (3,973)        (3,919)      (4,381)
                                                                              ------------   ------------   ----------
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES ..........................        (67,596)         9,726      (48,175)
                                                                              ------------   ------------   ----------
FINANCING ACTIVITIES
    Borrowings under revolving credit facilities ..........................         34,300        273,700       61,200
    Payments under revolving credit facilities ............................        (34,300)      (383,700)     (61,200)
    Payments on long-term debt ............................................           (362)          (331)     (15,191)
    Net increase in bank overdraft ........................................          7,493            813        1,379
    Retirement of bonds ...................................................              -              -       (4,983)
    Dividends paid on common stock ........................................        (12,010)        (7,955)           -
    Purchase of treasury stock ............................................         (7,527)        (4,852)           -
    Proceeds from the exercise of stock options............................          8,652          4,396        3,913
    Other, net ............................................................              -           (522)        (827)
                                                                              ------------   ------------   ----------
NET CASH USED BY FINANCING ACTIVITIES .....................................         (3,754)      (118,451)     (15,709)
                                                                              ------------   ------------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................         65,622        (34,393)      24,784
    Cash and cash equivalents at beginning of period ......................          5,251         39,644       14,860
                                                                              ------------   ------------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ................................   $     70,873   $      5,251   $   39,644
                                                                              ============   ============   ==========

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Arkansas Best Corporation (the "Company") is a holding company engaged through its subsidiaries primarily in motor carrier and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. ("ABF"); Clipper Exxpress Company ("Clipper"); and FleetNet America, Inc. ("FleetNet").

On March 28, 2003, the International Brotherhood of Teamsters ("IBT") announced the ratification of its National Master Freight Agreement with the Motor Freight Carriers Association ("MFCA") by its membership. ABF is a member of the MFCA. The agreement has a five-year term and was effective April 1, 2003. The agreement provides for annual contractual wage and benefit increases of approximately 3.2% - 3.4%. Approximately 77.0% of ABF's employees are covered by the agreement. Carrier members of the MFCA ratified the agreement on the same date.

NOTE B - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Short-term investments that have a maturity of ninety days or less when purchased are considered cash equivalents.

CONCENTRATION OF CREDIT RISK: The Company's services are provided primarily to customers throughout the United States and Canada. ABF, the Company's largest subsidiary, which represented 92.4% of the Company's annual revenues for 2004, had no single customer representing more than 3.0% of its revenues during 2004 and no single customer representing more than 3.0% of its accounts receivable balance during 2004. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company provides an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management's expectations.

ALLOWANCES: The Company maintains allowances for doubtful accounts, revenue adjustments and deferred tax assets. The Company's allowance for doubtful accounts represents an estimate of potential accounts receivable write-offs associated with recognized revenue based on historical trends and factors surrounding the credit risk of specific customers. The Company writes off accounts receivable when it has determined it appropriate to turn them over to a collection agency or when determined to be uncollectible. Receivables written off are charged against the allowance. The Company's allowance for revenue adjustments represents an estimate of potential revenue adjustments associated with recognized revenue based upon historical trends. The Company's valuation allowance against deferred tax assets is established by evaluating whether the benefits of its deferred tax assets will be realized through the reduction of future taxable income.

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

Total assets held for sale at December 31, 2003 were $8.2 million. During 2004, additional assets of $6.7 million were identified and reclassified to assets held for sale. Nonoperating terminals and revenue equipment carried at $13.5 million were sold for gains of $1.5 million, of which $0.3 million related to real estate and was reported below the operating income line and $1.2 million was related to equipment and was reported in operating income. Total assets held for sale at December 31, 2004 were $1.4 million.

At December 31, 2004, management was not aware of any events or circumstances indicating the Company's long-lived assets would not be recoverable.

PROPERTY, PLANT AND EQUIPMENT INCLUDING REPAIRS AND MAINTENANCE: The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as "revenue equipment" in the transportation business. Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures - primarily 15 to 20 years; revenue equipment - 3 to 12 years; other equipment - 3 to 15 years; and leasehold improvements - 4 to 20 years. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Unless fair value can be determined, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life. The Company has no planned major maintenance activities.

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

GOODWILL: Goodwill is accounted for under Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. Under the provisions of FAS 142, goodwill is no longer amortized but reviewed annually for impairment, using the fair value method to determine recoverable goodwill. The fair value method uses a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows (see Note G regarding the Company's impairment testing).

INCOME TAXES: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences resulting from the timing of the depreciation and cost recovery deductions and to temporary differences in the recognition of certain revenues and expenses of carrier operations.

REVENUE RECOGNITION: Revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred, as prescribed by the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, and the Emerging Issues Task Force Issue No. 91-9 ("EITF 91-9"), Revenue and Expense Recognition for Freight Services in Process. The Company reports revenue and purchased transportation expense on a gross basis for certain shipments where ABF utilizes a third-party carrier for pickup, linehaul or delivery of freight but remains the primary obligor.

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

STOCK-BASED COMPENSATION: The Company maintains three stock option plans which are described more fully in Note C. The Company accounts for stock options under the "intrinsic value method" and the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation. The Company also follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 ("FAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. No stock-based employee compensation expense is reflected in net income, as all options granted under the Company's plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

The Company elected to use the APB 25 intrinsic value method because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, required the use of theoretical option valuation models, such as the Black-Scholes model, that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

For companies accounting for their stock-based compensation under the APB 25 intrinsic value method, pro forma information regarding net income and earnings per share is required and is determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for these options is estimated at the date of grant, using a Black-Scholes option pricing model. The Company's pro forma assumptions for 2004, 2003 and 2002 are as follows:

                                 2004      2003      2002
                                -------   -------   -------
Risk-free rates ............     2.9%       2.7%     4.3%
Volatility..................    53.6%      56.2%     61.0%
Weighted-average life ......    4 YEARS   4 years   4 years
Dividend yields ............     1.7%       1.2%     0.01%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition under FAS 123 to stock-based employee compensation:

                                                                           YEAR ENDED DECEMBER 31
                                                               2004                 2003               2002
                                                          ---------------      --------------      --------------
                                                                     ($ thousands, except per share data)
Net income - as reported .............................    $       75,529       $      46,110       $       16,820
Less total stock option expense determined under fair
  value-based methods for all awards, net of tax......            (3,058)             (2,775)              (2,538)
                                                          --------------       -------------       --------------
Net income - pro forma ...............................    $       72,471       $      43,335       $       14,282
                                                          ==============       =============       ==============
Net income per share - as reported (basic) ...........    $         3.00       $        1.85       $         0.68
                                                          ==============       =============       ==============
Net income per share - as reported (diluted) .........    $         2.94       $        1.81       $         0.66
                                                          ==============       =============       ==============
Net income per share - pro forma (basic) .............    $         2.87       $        1.74       $         0.58
                                                          ==============       =============       ==============
Net income per share - pro forma (diluted) ...........    $         2.85       $        1.73       $         0.57
                                                          ==============       =============       ==============

CLAIMS LIABILITIES: The Company is self-insured up to certain limits for workers' compensation, certain third-party casualty claims and cargo loss and damage claims. Above these limits, the Company has purchased insurance coverage, which management considers to be adequate. The Company records an estimate of its liability for self-insured workers' compensation and third-party casualty claims, which includes the incurred claim amount plus an estimate of future claim development calculated by applying the Company's historical claims development factors to its incurred claims amounts. The Company's liability also includes an estimate of incurred, but not reported, claims. Netted against this liability are amounts the Company expects to recover from insurance carriers and insurance pool arrangements. The Company records an estimate of its potential self-insured cargo loss and damage claims by estimating the amount of potential claims based on the Company's historical trends and certain event-specific information. The Company's claims liabilities have not been discounted.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

INSURANCE-RELATED ASSESSMENTS: The Company accounts for insurance-related assessments in accordance with Statement of Position No. 97-3 ("SOP 97-3"), Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. The Company recorded estimated liabilities of $0.9 million at both December 31, 2004 and 2003 for state guaranty fund assessments and other insurance-related assessments. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.

ENVIRONMENTAL MATTERS: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis with actual testing at some sites and records a liability at the time that it is probable and can be reasonably estimated. The estimated liability is not discounted or reduced for possible recoveries from insurance carriers or other third parties (see Note Q).

DERIVATIVE FINANCIAL INSTRUMENTS: The Company has, from time to time, entered into interest rate swap agreements and interest rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy (see Notes F and N). The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable or receivable from counterparties is included in other current liabilities or current assets. Under the provisions of Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities and Statement No. 149 ("FAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the Company recognizes all derivatives on its balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest rate swap agreements will be reported by the Company in interest expense.

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

EXIT OR DISPOSAL ACTIVITIES: The Company accounts for exit costs in accordance with Statement of Financial Accounting Standards No. 146 ("FAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. As prescribed by FAS 146, liabilities for costs associated with the exit or disposal activity are recognized when the liability is incurred. See Note D regarding the sale and exit of Clipper's less-than-truckload ("LTL") division in 2003.

VARIABLE INTEREST ENTITIES: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. This Interpretation of Accounting Research

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. The Company has no investments in or known contractual arrangements with variable interest entities.

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

RECLASSIFICATIONS: Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation. The 2003 and 2002 statements of income include reclassifications to report revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor. The amounts reclassified were $27.6 million for 2003 and $26.3 million for 2002. The comparable amount for 2004 was $28.7 million.

NOTE C - STOCKHOLDERS' EQUITY

COMMON STOCK: On January 28, 2004, the Company announced that its Board of Directors approved an increase in the quarterly cash dividend from eight cents per share to twelve cents per share. The following table is a summary of dividends declared and/or paid during the applicable quarter:

                                               2004                 2003
                                           ------------         ------------
Quarterly dividend per common share...         $0.12               $0.08
First quarter ........................     $3.0 MILLION         $2.0 million
Second quarter........................     $3.0 MILLION         $2.0 million
Third quarter.........................     $3.0 MILLION         $2.0 million
Fourth quarter .......................     $3.0 MILLION         $2.0 million

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

TREASURY STOCK: On January 23, 2003, the Company's Board of Directors approved the Company's repurchase from time to time, in the open market or in privately negotiated transactions, up to a maximum of $25.0 million of the Company's Common Stock. The repurchases may be made either from the Company's cash reserves or from other available sources. The following table is a reconciliation of shares repurchased and amounts paid, under the Board-approved plan, during the periods reported upon. The repurchased shares were added to the Company's Treasury Stock.

                                    SHARES        AMOUNT
                                    -------   -------------
                                              ($ thousands)
BALANCE, DECEMBER 31, 2002......     59,782   $        955
    Treasury stock purchased....    200,000          4,852
                                    -------   ------------
BALANCE, DECEMBER 31, 2003......    259,782          5,807
    Treasury stock purchased....    271,500          7,527
                                    -------   ------------
BALANCE, DECEMBER 31, 2004......    531,282   $     13,334
                                    =======   ============

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS: The Company maintains three stock option plans which provide for the granting of options to directors and key employees of the Company. The 1992 Stock Option Plan expired on December 31, 2001 and, therefore, no new options can be granted under this plan. The 2000 Non-Qualified Stock Option Plan is a broad-based plan that allows for the granting of 1.0 million options. The 2002 Stock Option Plan allows for the granting of 1.0 million options, as well as two types of stock appreciation rights ("SARs") which are payable in shares or cash. Employer SARs allow the Company to decide, when an option is exercised, whether or not to treat the exercise as a SAR. Employee SARs allow the optionee to decide, when exercising an option, whether or not to treat it as a SAR. As of December 31, 2004, the Company had not exercised any Employer SARs and no Employee SARs had been granted. All options or SARs granted are exercisable starting on the first anniversary of the grant date, with 20.0% of the shares or rights covered, thereby becoming exercisable at that time and with an additional 20.0% of the option shares or SARs becoming exercisable on each successive anniversary date, with full vesting occurring on the fifth anniversary date. The options or SARs are granted for a term of 10 years. The options or SARs granted during 2004 and 2003, under each plan, are as follows:

                                                      2004        2003
                                                     -------    -------
2000 Non-Qualified Stock Option Plan - Options....    49,000    143,500
2002 Stock Option Plan - Options/Employer SARs ...   277,000    182,500

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following table is a summary of the Company's stock option activity and related information for the years ended December 31:

                                                     2004                        2003                        2002
                                           --------------------------  --------------------------  --------------------------
                                                          WEIGHTED-                   WEIGHTED-                   WEIGHTED-
                                                           AVERAGE                     AVERAGE                     AVERAGE
                                            OPTIONS    EXERCISE PRICE   OPTIONS    EXERCISE PRICE   OPTIONS    EXERCISE PRICE
                                           ----------  --------------  ---------   --------------  ---------   --------------
Outstanding - beginning of year ....       1,714,647    $   19.51      1,768,115     $  17.44      2,201,214     $   15.78
Granted ............................         326,000        29.10        326,000        24.59          7,500         23.53
Exercised  .........................        (510,059)       16.98       (339,167)       13.34       (430,599)         9.13
Forfeited ..........................         (40,100)       23.32        (40,301)       21.81        (10,000)        14.11
                                           ---------    ---------      ---------     --------      ---------     ---------
Outstanding - end of year...........       1,490,488    $   22.50      1,714,647     $  19.51      1,768,115     $   17.44
                                           =========    =========      =========     ========      =========     =========
Exercisable - end of year...........         595,174    $   18.13        713,586     $  15.99        684,411     $   13.34
                                           =========    =========      =========     ========      =========     =========
Estimated weighted-average fair
  value per share of options granted
  to employees during the year (1)..                    $   11.52                    $  10.39                    $   11.86
                                                        =========                    ========                    =========

(1) Considers the option exercise price, historical volatility, risk-free interest rate, weighted-average life of the options and dividend yields, under the Black-Scholes method.

The following table summarizes information concerning currently outstanding and exercisable options:

                               OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
--------------------------------------------------  -----------------------------------------------
                                        WEIGHTED-
                        NUMBER           AVERAGE       WEIGHTED-                         WEIGHTED-
                      OUTSTANDING       REMAINING       AVERAGE       EXERCISABLE         AVERAGE
   RANGE OF              AS OF         CONTRACTUAL     EXERCISE          AS OF           EXERCISE
EXERCISE PRICES    DECEMBER 31, 2004      LIFE           PRICE     DECEMBER 31, 2004       PRICE
---------------    -----------------   -----------  ------------   -----------------   ------------
    $4 - $6               20,000           2.2      $      5.64           20,000       $     5.64
    $6 - $8               94,900           2.6             7.33           94,900             7.33
   $8 - $10               12,000           4.1             8.39           12,000             8.39
   $10 - $12               7,500           3.0            10.25            7,500            10.25
   $12 - $14             241,678           5.0            13.54          154,010            13.50
   $14 - $16              24,000           5.3            14.99           19,200            14.99
   $22 - $24               7,500           7.3            23.53            3,000            23.53
   $24 - $26             543,513           6.9            24.48          165,777            24.43
   $26 - $28              20,000           6.0            26.81           12,000            26.81
   $28 - $30             519,397           8.2            28.69          106,787            28.05
                       ---------           ---      -----------          -------       ----------
                       1,490,488           6.6      $     22.50          595,174       $    18.13
                       =========           ===      ===========          =======       ==========

NOTE D - SALE AND EXIT OF CLIPPER'S LTL BUSINESS

On December 31, 2003, Clipper Exxpress Company closed the sale of all customer and vendor lists related to Clipper's LTL freight business to Hercules Forwarding Inc. of Vernon, California for $2.7 million in cash, resulting in a pre-tax gain of $2.5 million. This gain is reported below the operating income line. Total costs incurred with the exit of this business unit amounted to $1.2 million and included severance pay, software and fixed asset abandonment and certain operating lease costs. These exit costs are reported above the operating

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

income line. The impact of the gain was $1.5 million, net of taxes, or $0.06 per diluted common share and the impact of the exit costs was $0.7 million, net of taxes, or $0.03 per diluted common share.

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

NOTE F - DERIVATIVE FINANCIAL INSTRUMENTS

On February 23, 1998, the Company entered into an interest rate swap agreement with an effective date of April 1, 1998 and a maturity date of April 1, 2005 on a notional amount of $110.0 million. The Company's interest rate strategy has been to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate of 5.845% (plus the $225.0 million Credit Agreement ("Credit Agreement") margin which was 0.775% at both December 31, 2004 and 2003) on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company had designated its benchmark variable 30-day LIBOR-based interest rate payments on $110.0 million of borrowings under the Company's Credit Agreement as a hedged item under a cash flow hedge. As a result, the fair value of the swap, as estimated by Societe Generale, the counterparty, was a liability of $9.9 million at December 31, 2002 and was recorded on the Company's balance sheet through accumulated other comprehensive losses, net of tax, rather than through the income statement.

As previously discussed, on March 19, 2003, the Company announced its intention to sell its 19.0% ownership interest in Wingfoot and use the proceeds to pay down Credit Agreement borrowings. As a result, the Company forecasted Credit Agreement borrowings to be below the $110.0 million level and the majority of the interest rate swap ceased to qualify as a cash flow hedge. Accordingly, the negative fair value of the swap on March 19, 2003 of $8.5 million (pre-tax), or $5.2 million net of taxes, was reclassified from accumulated other comprehensive loss into earnings on the income statement during the first quarter of 2003. The transaction closed on April 28, 2003 and management used the proceeds received from Goodyear to pay down its Credit Agreement borrowings below the $110.0 million level. During the second quarter of 2003, the Company reclassified the remaining negative fair value of the swap of $0.4 million (pre-tax), or $0.2 million net of taxes, from accumulated other comprehensive loss into earnings on the income statement. Changes in the fair value of the interest rate swap since March 19, 2003 have been accounted for in the Company's income statement. Future changes in the fair value of the interest rate swap will be accounted for through the income statement until the interest rate swap matures on April 1, 2005, unless the Company terminates the arrangement prior to that date. The fair value of the interest rate swap at December 31, 2004 is a liability of $0.9 million.

The Company reported no gain or loss during 2004, 2003 or 2002 as a result of hedge ineffectiveness.

NOTE G - GOODWILL

On January 1, 2002, the Company adopted FAS 142. Under the provisions of FAS 142, the Company's goodwill intangible asset is no longer amortized but reviewed annually for impairment. At December 31, 2001, the Company's assets included goodwill of $101.3 million of which $63.8 million was from a 1988 Leveraged Buyout ("LBO") related to ABF, and $37.5 million related to the 1994 acquisition of Clipper. During the first

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

quarter of 2002, the Company performed the first phase of the required transitional impairment testing on its $63.8 million of LBO goodwill, which was based on ABF's operations and fair value at January 1, 2002. There was no indication of impairment with respect to this goodwill. At the same time, the Company performed both the first and second phases of the transitional impairment testing on its Clipper goodwill and found the entire $37.5 million balance to be impaired. As a result, the Company recognized a noncash impairment loss of $23.9 million, net of tax benefits of $13.6 million, as the cumulative effect of a change in accounting principle as provided by FAS 142. This impairment loss resulted from the change in method of determining recoverable goodwill from using undiscounted cash flows, as prescribed by Statement of Financial Accounting Standards No. 121 ("FAS 121") Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, to the fair value method, as prescribed by FAS 142, determined by using a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows. The Company has performed the annual impairment testing on its ABF goodwill based upon operations and fair value at January 1, 2005, 2004 and 2003 and found there to be no impairment at any of these dates.

The Company's assets included goodwill of $63.9 million at both December 31, 2004 and 2003. Changes occur in the goodwill asset balance because of ABF's foreign currency translation adjustments on the portion of the goodwill related to ABF Canadian operations.

NOTE H - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                   DECEMBER 31
                                                                              2004           2003
                                                                           ------------   ------------
                                                                                   ($ thousands)
Deferred tax liabilities:
    Amortization, depreciation and basis differences
       for property, plant and equipment and other long-lived assets..     $     50,905   $     40,812
    Revenue recognition...............................................            6,335          3,929
    Prepaid expenses..................................................            4,668          2,638
                                                                           ------------   ------------
      Total deferred tax liabilities..................................           61,908         47,379
Deferred tax assets:
    Accrued expenses..................................................           48,657         39,723
    Fair value of interest rate swap .................................              344          2,491
    Postretirement benefits other than pensions.......................            2,970          2,523
    State net operating loss carryovers...............................            1,011          1,273
    Other.............................................................              698            613
                                                                           ------------   ------------
      Total deferred tax assets.......................................           53,680         46,623
      Valuation allowance for deferred tax assets.....................           (1,025)        (1,344)
                                                                           ------------   ------------
      Net deferred tax assets.........................................           52,655         45,279
                                                                           ------------   ------------
Net deferred tax liabilities..........................................     $      9,253   $      2,100
                                                                           ============   ============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Significant components of the provision for income taxes are as follows:

                                                                       YEAR ENDED DECEMBER 31
                                                           2004                 2003                2002
                                                      --------------       --------------       -------------
                                                                            ($ thousands)
Current:
    Federal.......................................    $       36,233       $       23,408       $      17,675
    State.........................................             6,898                2,867               1,789
                                                      --------------       --------------       -------------
       Total current .............................            43,131               26,275              19,464
                                                      --------------       --------------       -------------

Deferred:

    Federal.......................................             5,842                1,511               5,266
    State.........................................             1,471                1,058               3,146
                                                      --------------       --------------       -------------
       Total deferred ............................             7,313                2,569               8,412
                                                      --------------       --------------       -------------
Total income tax expense .........................    $       50,444       $       28,844       $      27,876
                                                      ==============       ==============       =============

A reconciliation between the effective income tax rate, as computed on income before income taxes, and the statutory federal income tax rate is presented in the following table:

                                                                       YEAR ENDED DECEMBER 31
                                                           2004                 2003                 2002
                                                      --------------       --------------       -------------
                                                                            ($ thousands)
Income tax at the statutory federal rate of 35%...    $       44,091       $       26,234       $      24,021
Federal income tax effects of:
    State income taxes ...........................            (2,929)              (1,373)             (1,727)
    Reduction of valuation allowance .............              (319)              (1,130)                  -
    Other nondeductible expenses..................             1,416                1,322               1,184
    Other.........................................              (184)                (134)               (537)
                                                      --------------       --------------       -------------
Federal income taxes..............................            42,075               24,919              22,941
State income taxes................................             8,369                3,925               4,935
                                                      --------------       --------------       -------------
Total income tax expense..........................    $       50,444       $       28,844       $      27,876
                                                      ==============       ==============       =============
Effective tax rate................................              40.0%                38.5%               40.6%
                                                      ==============       ==============       =============

The Company's tax rate of 38.5% in 2003 reflects a lower tax rate required on the Wingfoot gain, because of a higher tax basis than book basis. The tax rate for 2003 without this benefit would have been 40.1%.

Income taxes of $47.2 million were paid in 2004, $34.8 million were paid in 2003 and $18.6 million were paid in 2002. Income tax refunds amounted to $5.1 million in 2004, $10.0 million in 2003 and $12.0 million in 2002.

The tax benefit associated with stock options exercised amounted to $1.8 million for 2003 and $3.2 million for 2002. The benefit reflected in the 2004 financial statements is $3.2 million; however, this amount could increase as additional information becomes available to the Company regarding stock sales by employees during 2004. Tax benefits of stock options are not reflected in net income; rather, the benefits are credited to additional paid-in capital.

As of December 31, 2004, the Company had state net operating loss carryovers of approximately $15.6 million. State net operating loss carryovers expire generally in five to fifteen years.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

For financial reporting purposes, the Company had a valuation allowance of approximately $0.9 million for state net operating loss carryovers and $0.1 million for state tax benefits of tax deductible goodwill for which realization is uncertain. During 2004, the net change in the valuation allowance was a $0.3 million decrease, which related to a decrease in the valuation allowance for state tax benefits of tax deductible goodwill.

In March 1999, the Tenth Circuit Court of Appeals ruled against another taxpayer regarding the timing of the deductibility of contributions to multiemployer pension plans. The IRS had previously raised the same issue with respect to the Company. There were certain factual differences between those present in the Tenth Circuit case and those relating specifically to the Company. The Company was involved in the administrative appeals process with the IRS regarding those factual differences beginning in 1997. During 2001, the Company paid approximately $33.0 million which represented a substantial portion of the tax and interest that would be due if the multiemployer pension issue were decided adversely to the Company, and which was accounted for in prior years as a part of the Company's net deferred tax liability and accrued expenses. In August 2002, the Company reached a settlement with the IRS of the multiemployer pension issue and all other outstanding issues relating to the Company's federal income tax returns for the years 1990 through 1994. The settlement resulted in a liability for tax and interest that was less than the liability the Company had estimated if the IRS prevailed on all issues. As a result of the settlement, the Company reduced its reserves for interest by approximately $5.2 million to reflect the reduction in the Company's liability for future cash payments of interest. The effect of this change resulted in an increase in the Company's 2002 net income per diluted common share of $0.12.

The Company's federal tax returns for 1995 and 1996 and the returns of an acquired company for 1994 and 1995 have been examined by the IRS. In April 2004, the Company reached a settlement of all issues raised in the examinations. The settlement did not result in any significant additional liabilities to the Company. The Company currently has no other income tax returns under examination by the IRS.

NOTE I - OPERATING LEASES AND COMMITMENTS

Rental expense amounted to approximately $13.2 million in 2004 and 2003 and $13.0 million in 2002.

The Company's primary subsidiary, ABF, maintains ownership of most of its larger terminals or distribution centers. ABF leases certain terminal facilities, and Clipper leases its office facilities. The future minimum rental commitments, net of future minimum rentals to be received under noncancellable subleases, as of December 31, 2004 for all noncancellable operating leases are as follows:

                                                                  EQUIPMENT
                                                                     AND
PERIOD                             TOTAL         TERMINALS          OTHER
                              ------------    -------------     ------------
                                              ($ thousands)
2005....................      $     11,377    $      10,858     $        519
2006....................             9,641            9,151              490
2007....................             8,100            7,668              432
2008....................             5,848            5,848                -
2009....................             4,242            4,242                -
Thereafter..............             6,555            6,555                -
                              ------------    -------------     ------------
                              $     45,763    $      44,322     $      1,441
                              ============    =============     ============

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancellable subleases totaled approximately $1.5 million at December 31, 2004.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Commitments to purchase revenue equipment, of which $0.8 million are cancellable by the Company if certain conditions are met, aggregated approximately $1.7 million at December 31, 2004.

NOTE J - LONG-TERM DEBT AND CREDIT AGREEMENTS

                                                           DECEMBER 31
                                                       2004          2003
                                                       ----          ----
                                                          ($ thousands)
Revolving credit agreement (1) ...............       $     -        $     -
Capitalized lease obligations (2) ............           313            532
Other (bears interest at 6.3%)................         1,505          1,647
                                                     -------        -------
                                                       1,818          2,179
Less current portion .........................           388            353
                                                     -------        -------
                                                     $ 1,430        $ 1,826
                                                     =======        =======

      (1) On September 26, 2003, the Company amended and restated its existing three-year $225.0 million Credit Agreement dated as of May 15, 2002 with Wells Fargo Bank Texas, National Association as Administrative Agent and Lead Arranger; Bank of America, N.A. and SunTrust Bank as Co-Syndication Agents; and Wachovia Bank, National Association as Documentation Agent. The amendment extended the original maturity date for two years, to May 15, 2007. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $125.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the approval of participating banks.

            At December 31, 2004, there were no outstanding Revolver Advances and approximately $54.1 million of outstanding letters of credit. At December 31, 2003, there were no outstanding Revolver Advances and approximately $58.4 million of outstanding letters of credit. Outstanding revolving credit advances may not exceed a borrowing base calculated using the Company's equipment, real estate and eligible receivables. The borrowing base was $382.7 million at December 31, 2004, which would allow borrowings up to the $225.0 million limit specified by the Credit Agreement. The amount available for borrowing under the Credit Agreement at December 31, 2004 was $170.9 million.

            The Credit Agreement contains various covenants, which limit, among other things, indebtedness, distributions, stock repurchases and dispositions of assets and which require the Company to meet certain quarterly financial ratio tests. As of December 31, 2004, the Company was in compliance with the covenants. Interest rates under the agreement are at variable rates as defined by the Credit Agreement.

            The Company's Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees and letter of credit fees. The pricing grid is based on the Company's senior debt-rating agency ratings. A change in the Company's senior debt ratings could potentially impact its Credit Agreement pricing. In addition, if the Company's senior debt ratings fall below investment grade, the Company's Credit Agreement provides for limits on additional permitted indebtedness without lender approval, acquisition expenditures and capital expenditures. The Company is currently rated BBB+ by Standard & Poor's Rating Service ("S&P") and Baa3 by Moody's Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of its debt. On October 15, 2004, S&P revised its outlook on the Company to positive from stable. At the same time, S&P affirmed the Company's BBB+ corporate credit rating. The Company's LIBOR margin and facility fees were 0.775% and 0.225%, respectively, at both December 31, 2004 and 2003.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


      (2) Capitalized lease obligations are for computer equipment. These obligations have a weighted-average interest rate of approximately 7.3%.

            The future minimum payments under capitalized leases at December 31, 2004 consisted of the following ($ thousands):

2005.......................................     $  252
2006.......................................         74
2007.......................................          4
2008.......................................          -
                                                ------
Total minimum lease payments...............        330
Amounts representing interest .............         17
                                                ------
Present value of net minimum leases
  included in long-term debt ..............     $  313
                                                ======

      Assets held under capitalized leases are included in property, plant and equipment as follows:

                                                 DECEMBER 31
                                              2004       2003
                                              ----       ----
                                                ($ thousands)
Service, office and other equipment .......  $ 1,044    $ 1,044
Less accumulated amortization .............      760        543
                                             -------    -------
                                             $   284    $   501
                                             =======    =======

      There were no capital lease obligations incurred for the year ended December 31, 2004. Capital lease obligations of $31,000 were incurred for the year ended December 31, 2003. Capital lease amortization is included in depreciation expense.

Annual maturities of other long-term debt, excluding capitalized lease obligations, in 2005 through 2009 are approximately $0.2 million for each year.

Interest paid, including payments made on the interest rate swap, was $5.9 million in 2004, $10.6 million in 2003 and $8.2 million in 2002. The 2003 amount includes $3.7 million in IRS interest payments. No interest was paid to the IRS during 2004 and 2002. Interest capitalized totaled approximately $0.2 million in both 2004 and 2003 and $0.4 million in 2002.

The Company is party to an interest rate swap on a notional amount of $110.0 million (see Notes F and N). The purpose of the swap was to limit the Company's exposure to interest rate increases on $110.0 million of bank borrowings. The interest rate under the swap is fixed at 5.845% plus the Credit Agreement margin, which was 0.775% at both December 31, 2004 and 2003.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The Company has guaranteed approximately $0.3 million that relates to a debt owed by The Complete Logistics Company ("CLC") to the seller of a company CLC acquired in 1995. CLC was a wholly owned subsidiary of the Company until 1997, when it was sold. The Company's exposure to this guarantee declines by $60,000 per year.

NOTE K - ACCRUED EXPENSES

                                                                              DECEMBER 31
                                                                          2004          2003
                                                                          ----          ----
                                                                             ($ thousands)
Accrued salaries, wages and incentive plans .....................       $   30,553    $  17,831
Accrued vacation pay ............................................           35,250       33,690
Accrued interest ................................................              425          517
Taxes other than income .........................................            7,139        7,123
Loss, injury, damage and workers' compensation claims reserves...           70,254       60,252
Other  ..........................................................            5,010        5,735
                                                                        ----------    ---------
                                                                        $  148,631    $ 125,148
                                                                        ==========    =========

The increase in loss, injury, damage and workers' compensation claims reserves is due primarily to an increase in required reserves for workers' compensation claims for ABF. The increase in accrued salaries, wages and incentive plans is due primarily to an increase in incentive accruals associated with improved net income and return on capital employed.

NOTE L - EMPLOYEE BENEFIT PLANS

NONUNION DEFINED BENEFIT PENSION, SUPPLEMENTAL PENSION AND POSTRETIREMENT HEALTH PLANS

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

The Company also has an unfunded supplemental pension benefit plan for the purpose of supplementing benefits under the Company's defined benefit plan. The supplemental pension plan will pay sums in addition to amounts payable under the defined benefit plan to eligible participants. Participation in the supplemental pension plan is limited to employees of the Company who are participants in the Company's defined benefit plan and who are designated as participants in the supplemental pension plan by the Company's Board of Directors. The supplemental pension plan provides that upon a participant's termination, the participant may elect either a lump-sum payment or a deferral of receipt of the benefit. The supplemental pension plan includes a provision that benefits accrued under the supplemental pension plan will be paid in the form of a lump sum following a change-in-control of the Company.

The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life insurance, accident and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums.

The Company accounts for its pension and postretirement plans in accordance with Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employer's Accounting for Pensions, Statement of Financial

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Accounting Standards No. 106 ("FAS 106"), Employer's Accounting for Postretirement Benefits Other Than Pensions and Statement of Financial Accounting Standards No. 132 ("FAS 132") and Statement No. 132(R) ("FAS 132(R)"), Employers' Disclosures about Pensions and Other Postretirement Benefits. The Company uses a December 31 measurement date for its nonunion defined benefit pension plan and its supplemental pension benefit plan. The postretirement health benefit plan uses a measurement date of January 1.

Effective December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Prescription Drug Act") was enacted into law. The Prescription Drug Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy, to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

During May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 106-2 ("FSP No. 106-2"), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This standard requires sponsors of defined benefit postretirement health care plans to make a reasonable determination whether (1) the prescription drug benefits under its plan are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Prescription Drug Act and (2) the expected subsidy will offset or reduce the employer's share of the cost of the underlying postretirement prescription drug coverage on which the subsidy is based. Sponsors whose plans meet both of these criteria are required to remeasure the accumulated postretirement benefit obligation and net periodic postretirement benefit expense of their plans to reflect the effects of the Prescription Drug Act in the first interim or annual reporting period beginning after June 15, 2004.

During the third quarter of 2004, the Company determined that the prescription drug benefits provided under its postretirement health care plan were actuarially equivalent to Medicare Part D and thus would qualify for the subsidy under the Prescription Drug Act and the expected subsidy would offset its share of the cost of the underlying drug coverage. The Company adopted the provisions of FSP No. 106-2 during the third quarter of 2004 and remeasured its accumulated postretirement benefit obligation and net periodic postretirement benefit expense as of January 1, 2004. The accumulated postretirement benefit obligation was reduced by $1.8 million as a result of the subsidy related to benefits attributed to past service. This reduction in the accumulated postretirement benefit obligation was recorded as a deferred actuarial gain and will be amortized over future periods in the same manner as other deferred actuarial gains or losses. The first and second quarters of 2004 were not restated to reflect the effect of the subsidy on the measurement of net periodic postretirement benefit expense because the effect on those interim periods was immaterial. The effect of the subsidy on the measurement of net periodic postretirement benefit expense for the year ended December 31, 2004 is as follows:

                                                      YEAR ENDED
                                                   DECEMBER 31, 2004
                                                   -----------------
                                                    ($ thousands)
Reduction in service cost .....................          $  14
Reduction in interest cost ....................            105
Reduction in amortization of actuarial loss....            217
                                                         -----
Total..........................................          $ 336
                                                         =====

The Company presently anticipates making eligible gross payments for prescription drug benefits and receiving the Medicare Part D subsidy on those payments in 2006 as prescribed in the proposed regulations.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The following is a summary of the changes in benefit obligations and plan assets for the Company's nonunion benefit plans:


                                                                              YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------------------------
                                                                                   SUPPLEMENTAL         POSTRETIREMENT
                                                        PENSION BENEFITS       PENSION PLAN BENEFITS    HEALTH BENEFITS
                                                       2004         2003         2004        2003       2004        2003
                                                     ---------    ---------    --------   ---------   --------    --------
                                                                                 ($ thousands)
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year.........     $ 151,124    $ 141,607    $ 22,871   $  28,726   $ 16,688    $ 16,980
Service cost....................................         8,490        7,269         742         690        134         119
Interest cost...................................         9,682        9,557       1,220       1,532        847       1,004
Actuarial loss (gain) and other ................        22,375        7,630       1,841       2,363     (1,327)       (623)
Benefits and expenses paid......................       (12,118)     (14,939)     (3,275)    (10,440)      (911)       (792)
                                                     ---------    ---------    --------   ---------   --------    --------
Benefit obligation at end of year...............       179,553      151,124      23,399      22,871     15,431      16,688
                                                     ---------    ---------    --------   ---------   --------    --------

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year         156,897      127,407           -           -          -           -
Actual return on plan assets and other..........        15,400       29,429           -           -          -           -
Employer contributions..........................         1,169       15,000       3,275      10,440        911         792
Benefits and expenses paid .....................       (12,118)     (14,939)     (3,275)    (10,440)      (911)       (792)
                                                     ---------    ---------    --------   ---------   --------    --------
Fair value of plan assets at end of year........       161,348      156,897           -           -          -           -
                                                     ---------    ---------    --------   ---------   --------    --------

Funded status...................................       (18,205)       5,773     (23,399)    (22,871)   (15,431)    (16,688)
Unrecognized net actuarial loss.................        47,473       32,738       9,668       9,185      6,750       8,881
Unrecognized prior service (benefit) cost.......        (4,684)      (5,607)      7,634       9,194         37         168
Unrecognized net transition (asset) obligation
  and other.....................................            (9)         (17)       (997)     (1,253)     1,070       1,205
                                                     ---------    ---------    --------   ---------   --------    --------
Net amount recognized...........................     $  24,575    $  32,887    $ (7,094)  $  (5,745)  $ (7,574)   $ (6,434)
                                                     =========    =========    ========   =========   ========    ========

Amounts recognized in the balance sheet consist of the following:

                                                                                            YEAR ENDED DECEMBER 31
                                                         -----------------------------------------------------------------------
                                                                                    SUPPLEMENTAL             POSTRETIREMENT
                                                           PENSION BENEFITS     PENSION PLAN BENEFITS        HEALTH BENEFITS
                                                           2004       2003        2004         2003         2004         2003
                                                         --------   --------    --------     --------     --------      --------
                                                                                   ($ thousands)
Prepaid benefit cost .................................   $ 24,575   $ 32,887    $      -     $      -     $      -      $      -
Accrued benefit cost (included in other liabilities)            -          -     (21,412)     (21,250)      (7,574)       (6,434)
Intangible assets (includes prior service cost
  in other assets) ...................................          -          -       7,634        9,194            -             -
Accumulated other comprehensive loss -
  minimum pension liability (pre-tax) ................          -          -       6,684        6,311            -             -
                                                         --------   --------    --------     --------     --------      --------
Net assets (liabilities) recognized ..................   $ 24,575   $ 32,887    $ (7,094)    $ (5,745)    $ (7,574)     $ (6,434)
                                                         ========   ========    ========     ========     ========      ========

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Other information regarding the Company's defined benefit pension plan is as follows:


                                                    DECEMBER 31
                                                2004          2003
                                             ----------     ---------
                                                  ($ thousands)
Projected benefit obligation ..........      $  179,553     $ 151,124
Accumulated benefit obligation ........         152,413       122,317
Fair value of plan assets .............         161,348       156,897

The following is a summary of the components of net periodic benefit cost for the Company's nonunion benefit plans:


                                                                    YEAR ENDED DECEMBER 31
                            ---------------------------------------------------------------------------------------------------
                                                                         SUPPLEMENTAL                    POSTRETIREMENT
                                   PENSION BENEFITS                 PENSION PLAN BENEFITS                HEALTH BENEFITS
                            ------------------------------    --------------------------------   ------------------------------
                              2004       2003       2002        2004        2003        2002       2004       2003       2002
                            --------   --------   --------    --------    --------    --------   --------   --------   --------
                                                                          ($ thousands)
COMPONENTS OF NET
PERIODIC BENEFIT COST

Service cost .............  $  8,490   $  7,269   $  6,389    $    742    $    690    $    769   $    134   $    119   $    115
Interest cost ............     9,682      9,557      9,249       1,220       1,532       1,658        847      1,004        860
Expected return
  on plan assets .........   (12,552)   (10,083)   (11,530)          -           -           -          -          -          -
Transition (asset)
  obligation
  recognition ............        (8)        (8)        (8)       (256)       (256)       (256)       135        135        135
Amortization of
  prior service (credit)
  cost ...................      (922)      (922)      (922)      1,560       1,560       1,560        131        131        131
Recognized net
  actuarial loss
  and other(1) ...........     4,791      5,317      2,145       1,357         962         578        804      1,055        596
                            --------   --------   --------    --------    --------    --------   --------   --------   --------
Net periodic
  benefit cost ...........  $  9,481   $ 11,130   $  5,323    $  4,623    $  4,488    $  4,309   $  2,051   $  2,444   $  1,837
                            ========   ========   ========    ========    ========    ========   ========   ========   ========

(1) The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach.

Additional information regarding the Company's nonunion benefit plans:

                                                                   YEAR ENDED DECEMBER 31
                            ---------------------------------------------------------------------------------------------------
                                                                         SUPPLEMENTAL                   POSTRETIREMENT
                                   PENSION BENEFITS                 PENSION PLAN BENEFITS               HEALTH BENEFITS
                            ------------------------------    --------------------------------   ------------------------------
                              2004       2003        2002       2004        2003        2002       2004       2003       2002
                            --------   --------   --------    --------    --------    --------   --------   --------   --------
                                                                      ($ thousands)
Increase in minimum
  liability included in
  other comprehensive
  loss (pre-tax) .......... $      -   $      -   $      -    $    373    $    538    $  5,773   $      -   $      -   $      -

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Assumptions:

Weighted-average assumptions used to determine nonunion benefit obligations were as follows:

                                                          DECEMBER 31
                                 ---------------------------------------------------------------
                                                           SUPPLEMENTAL          POSTRETIREMENT
                                 PENSION BENEFITS      PENSION PLAN BENEFITS     HEALTH BENEFITS
                                 ----------------      ---------------------     ---------------
                                 2004        2003      2004              2003    2004      2003
                                 ----        ----      ----              ----    ----      ----
Discount rate(1)...............  5.5%        6.0%      5.5%              6.0%    5.5%      6.0%
Rate of compensation increase..  4.0%        4.0%      4.0%              4.0%      -         -

      (1)The discount rate was determined at December 31, 2004 and 2003, respectively.

Weighted-average assumptions used to determine net periodic benefit cost for the Company's nonunion benefit plans were as follows:

                                                                    YEAR ENDED DECEMBER 31
                                 ----------------------------------------------------------------------------------------
                                                                         SUPPLEMENTAL                POSTRETIREMENT
                                        PENSION BENEFITS             PENSION PLAN BENEFITS           HEALTH BENEFITS
                                 --------------------------         ----------------------      -------------------------
                                 2004        2003      2002         2004    2003      2002      2004      2003       2002
                                 ----        ----      ----         ----    ----      ----      ----      -----      ----
Discount rate(2)................ 6.0%        6.9%      7.6%         6.0%    6.9%      7.6%      6.0%       6.9%      7.6%
Expected return on plan assets.. 8.3%        7.9%      9.0%           -       -         -         -          -         -
Rate of compensation increase... 4.0%        4.0%      4.0%         4.0%    4.0%      5.0%        -          -         -

      (2)The discount rate was determined at December 31, 2003, 2002 and 2001, respectively, for the years 2004, 2003 and 2002.

The Company establishes its nonunion pension plan expected long-term rate of return on assets by considering the historical returns for the current mix of investments in the Company's pension plan. In addition, consideration is given to the range of expected returns for the pension plan investment mix provided by the plan's investment advisors. The Company uses the historical information to determine if there has been a significant change in the nonunion pension plan's investment return history. If it is determined that there has been a significant change, the rate is adjusted up or down, as appropriate, by a portion of the change. This approach is intended to establish a long-term, nonvolatile rate. The Company has established its long-term expected rate of return utilized in determining its 2005 nonunion pension plan expense as 8.3%, which is consistent with its expected investment return rate of 8.3% for 2004.

The Company reduced its discount rate for determining benefit obligations from 6.0% for December 31, 2003 to 5.5% for December 31, 2004. The Company's discount rate for 2004 was determined by projecting cash distributions from its nonunion pension plan and matching them with the appropriate corporate bond yields in a yield curve regression analysis. The reduction in the discount rate reflects lower long-term market interest rates.

Assumed health care cost trend rates for the Company's postretirement health benefit plan:

                                                                       DECEMBER 31
                                                                    2004         2003
                                                                    ----         ----
Health care cost trend rate assumed for next year .......           10.3%        11.5%
Rate to which the cost trend rate is assumed to
  decline (the ultimate trend rate)......................            5.0%         5.0%
Year that the rate reaches the ultimate trend rate ......           2013         2012

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Company's postretirement health benefit plan for the year ended December 31, 2004:

                                                                      1%          1%
                                                                   INCREASE     DECREASE
                                                                   --------     --------
                                                                      ($ thousands)
Effect on total of service and interest cost components.....       $   133      $  (111)
Effect on postretirement benefit obligation.................         2,044       (1,719)

The Company's nonunion defined benefit pension plan weighted-average asset allocation is as follows:

                                                    DECEMBER 31
                                            2004                  2003
                                            ----                  ----
EQUITY
Large Cap U.S. Equity...........            36.0%                 36.2%
Small Cap Growth................             7.5%                  7.9%
Small Cap Value.................             8.0%                  8.3%
International Equity............            11.2%                 12.0%

FIXED INCOME
U.S. Fixed Income...............            37.2%                 35.5%
Cash   Equivalents..............             0.1%                  0.1%
                                            ----                  ----
                                           100.0%                100.0%
                                           =====                 =====

The investment strategy for the Company's nonunion defined benefit pension plan is to maximize the long-term return on plan assets subject to an acceptable level of investment risk, liquidity risk and long-term funding risk. The plan's long-term asset allocation policy is designed to provide a reasonable probability of achieving a nominal return of 8.0% to 10.0% per year, protecting or improving the purchasing power of plan assets and limiting the possibility of experiencing a substantial loss over a one-year period. Target asset allocations are used for investments. At December 31, 2004, the target allocations and acceptable ranges were as follows:

                                                                             TARGET              ACCEPTABLE
                                                                           ALLOCATION               RANGE
                                                                           ----------            ----------
EQUITY
Large Cap U.S. Equity.................................................        35.0%             30.0% - 40.0%
Small Cap Growth......................................................         7.5%              5.5% -  9.5%
Small Cap Value.......................................................         7.5%              5.5% -  9.5%
International Equity..................................................        10.0%              8.0% - 12.0%

FIXED INCOME
U.S. Fixed Income.....................................................        40.0%             35.0% - 45.0%

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Company's written investment policy, including short sales; purchase or sale of futures; options or derivatives for speculation or leverage; private placements; purchase or sale of commodities; or illiquid interests in real estate or mortgages.

The Company does not expect to have a required minimum contribution to its nonunion pension plan in 2005. Based upon current information available from the plan's actuaries, the Company anticipates making the maximum allowable tax-deductible contribution which is estimated to be between $5.0 million and $8.0 million in 2005.

At December 31, 2004, the nonunion defined benefit pension plan's assets did not include any shares of the Company's Common Stock.

Estimated future benefit payments from the Company's nonunion defined benefit pension, supplemental pension and postretirement health plans, which reflect expected future service, as appropriate, are as follows:

                                                                SUPPLEMENTAL           POSTRETIREMENT
                                           PENSION                 PENSION                 HEALTH
                                          BENEFITS              PLAN BENEFITS             BENEFITS
                                          --------              -------------             --------
2005.................................    $   12,118              $        -              $      900
2006.................................        14,166                   9,508                     763
2007.................................        13,586                   1,640                     816
2008.................................        13,346                   1,934                     922
2009.................................        13,227                   2,551                     937
2010-2014............................        65,225                   9,384                   5,430

MULTIEMPLOYER PLANS

Retirement and health care benefits for the Company's contractual employees are provided by a number of multiemployer funds, under the provisions of the Taft-Hartley Act. The trust funds are administered by trustees, who generally are appointed equally by the IBT and certain management carrier organizations designated in the trust agreements. ABF is not a member of some of the designated management carrier organizations and is not directly involved in the administration of the trust funds. ABF contributes to these funds monthly on behalf of its contractual employees, based upon provisions contained in the National Master Freight Agreement. The Central States Southeast and Southwest Area Pension Fund ("Central States"), the multiemployer plan to which ABF makes approximately 50% of its contributions, suffered significant investment losses due to the depressed stock markets and operating deficits in the years 2000 through 2002. Pursuant to a Court Order from the U.S. District Court for the Northern District of Illinois (Eastern Division) on November 17, 2003, pension accruals and health and welfare benefits provided to Central States beneficiaries were reduced on January 1, 2004. The Court Order acknowledged the need for corrective measures to address potential future "Funding Deficiencies" in the Central States plans. There was no change in ABF's required contributions to Central States as a result of the Court Order. ABF's contributions continue to be contractually determined as described above. The U.S. District Court, however, stated that in the event a "Funding Deficiency" occurred, the plans' contributing employers are obligated to correct this "Funding Deficiency." Neither the Company nor ABF has received notification of a "Funding Deficiency" from Central States or any other multiemployer plan to which it contributes. If the Company or ABF were notified of a "Funding Deficiency" in a future period, the amount could be material. In December 2003, Central States Trustees applied to the IRS for an extension of the amortization period for actuarial losses. The Company has not been notified by the Central States Trustees regarding whether the extension has or has not been granted. During 2004, the IBT and the carrier management

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

reallocated the $0.60 per hour contribution increase to the Central States pension fund from the Central States health and welfare fund for the years beginning August 1, 2004 and 2005. Central States Pension Fund reported earning investment returns of approximately 25.4% in 2003 and 14.3% in 2004. The Company has received no other current financial or funding information from Central States (or any other multiemployer plan) for the period ending December 31, 2004. However, the extension of the amortization period, if granted, the reallocation of the $0.60 per hour increase to the pension fund from the health and welfare fund, improved investment returns in 2003 and 2004 along with the plan changes in pension accruals ordered by the U.S. District Court should positively impact the funded status of the Central States Pension Plan, as determined under the ERISA funding standards, although there can be no assurances in this regard.

On April 10, 2004, the U.S. Congress passed into law the Pension Funding Equity Act of 2004. This law provides relief to eligible multiemployer plans. The relief is through an election related to net experience losses for the first plan year beginning after December 31, 2001. The plan sponsor may elect to defer, for any plan year after June 30, 2003 and before July 1, 2005, up to 80% of the amount charged to the funding standard account for net experience losses, which include investment losses, to any plan year selected by the plan from either of the two immediately succeeding plan years. Central States Pension Fund is eligible for relief under the law; however, the Company has not been notified by the Central States Trustees as to whether or not it will elect to defer net experience losses under the law.

In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plans, the Company may be liable for a portion of the multiemployer plan's unfunded vested benefits, the amount of which, if any, has not been determined but which would be material. At December 31, 2004, the Company has a strong financial position with no borrowings under its Credit Agreement and $468.4 million of Stockholders' Equity. The Company has no plans to withdraw from the multiemployer plans to which ABF contributes.

ABF's aggregate contributions to the multiemployer health, welfare and pension plans are as follows:

                                                            2004           2003           2002
                                                            ----           ----           ----
                                                                       ($ thousands)
Health and welfare ....................................  $   97,970     $   90,427    $   79,703
Pension ...............................................      82,094         77,110        75,062
                                                         ----------     ----------    ----------
   Total contributions to multiemployer plans..........  $  180,064     $  167,537    $  154,765
                                                         ==========     ==========    ==========

DEFERRED COMPENSATION PLANS

The Company has deferred compensation agreements with certain executives for which liabilities aggregating $5.3 million and $5.1 million as of December 31, 2004 and 2003, respectively, have been recorded as other liabilities in the accompanying consolidated financial statements. The deferred compensation agreements include a provision that immediately vests all benefits and, at the executive's election, provides for a lump-sum payment upon a change-in-control of the Company.

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $1.9 million and $2.0 million at December 31, 2004 and 2003, respectively, for future costs under this plan, reflected as other liabilities in the accompanying consolidated financial statements.

The Company maintains a Voluntary Savings Plan ("VSP") and the Arkansas Best Supplemental Benefit Plan Trust ("SBP Trust"). The VSP and SBP Trust are nonqualified deferred compensation plans for certain

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

executives of the Company and certain subsidiaries. Eligible employees are allowed to defer receipt of a portion of their regular compensation, incentive compensation and other bonuses into the VSP by making an election before the compensation is payable. Distributions from the Company's supplemental pension benefit plan and certain deferred compensation arrangements may be deferred by eligible employees into the SBP Trust by making an election before the distribution is payable. In addition, the Company credits participants' accounts with applicable matching contributions and rates of return based on investment indexes selected by the participants. All deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 2004, the Company has recorded liabilities of $29.1 million in other liabilities and assets of $29.1 million in other assets associated with the VSP and SBP Trust. As of December 31, 2003, the Company has recorded liabilities of $29.1 million in other liabilities and assets of $29.1 million in other assets associated with the VSP and SBP Trust.

401(K) PLANS

The Company and its subsidiaries have various defined contribution plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 50.0% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of nonunion participant contributions up to a specified compensation limit ranging from 0% to 6%. The plans also allow for discretionary Company contributions determined annually. The Company's matching expense for the 401(k) plans totaled $3.9 million for 2004, $3.9 million for 2003 and $3.6 million for 2002.

OTHER PLANS

Other assets include $32.0 million and $25.6 million at December 31, 2004 and 2003, respectively, in cash surrender value of life insurance policies. These policies are intended to provide funding for long-term nonunion benefit arrangements such as the Company's supplemental pension benefit plan and certain deferred compensation plans.

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

During the periods being reported on, the Company operated in two reportable operating segments: (1) ABF and (2) Clipper (see Note D regarding the sale and exit of Clipper's LTL division in 2003). A discussion of the services from which each reportable segment derives its revenues is as follows:

ABF is headquartered in Fort Smith, Arkansas, and is one of North America's largest LTL motor carriers, providing direct service to over 97.0% of the cities in the United States having a population of 25,000 or more. ABF offers national, interregional and regional transportation of general commodities through standard,

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

expedited and guaranteed LTL services. Clipper is headquartered in Woodridge, Illinois. Clipper offers domestic intermodal freight services, utilizing transportation movement over the road and on the rail.

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

Further classifications of operations or revenues by geographic location beyond the descriptions provided above are impractical and, therefore, not provided. The Company's foreign operations are not significant.

The following tables reflect reportable operating segment information for the Company, as well as a reconciliation of reportable segment information to the Company's consolidated operating revenues, operating expenses, operating income and consolidated income before income taxes:

                                                                              YEAR ENDED DECEMBER 31
                                                                       2004           2003             2002
                                                                  --------------  --------------  --------------
                                                                                   ($ thousands)
OPERATING REVENUES

ABF Freight System, Inc.
   LTL (shipments less than 10,000 pounds)......................  $   1,446,771   $   1,285,216   $   1,195,996
   Truckload ("TL").............................................        138,613         112,737         107,414
                                                                  -------------   -------------   -------------
   Total........................................................      1,585,384       1,397,953       1,303,410
                                                                  -------------   -------------   -------------
Clipper (see Note D)............................................         95,985         126,768         118,949
Other revenues and eliminations ................................         34,394          30,323          26,231
                                                                  -------------   -------------   -------------
   Total consolidated operating revenues .......................  $   1,715,763   $   1,555,044   $   1,448,590
                                                                  =============   =============   =============

OPERATING EXPENSES AND COSTS

ABF FREIGHT SYSTEM, INC.
   Salaries and wages ..........................................  $     966,977   $     891,732   $     845,562
   Supplies and expenses .......................................        206,692         178,002         157,058
   Operating taxes and licenses ................................         42,537          39,662          40,233
   Insurance ...................................................         24,268          24,397          24,606
   Communications and utilities ................................         14,160          14,463          13,874
   Depreciation and amortization ...............................         47,640          44,383          41,510
   Rents and purchased transportation ..........................        153,043         124,039         108,373
   Other .......................................................          3,438           3,817           3,576
   (Gain) on sale of equipment .................................         (1,195)           (311)           (206)
                                                                  -------------   -------------   -------------
                                                                      1,457,560       1,320,184       1,234,586
                                                                  -------------   -------------   -------------
CLIPPER (see Note D)
   Cost of services ............................................         86,971         109,554         102,152
   Selling, administrative and general .........................          8,174          16,144          15,620
   Exit costs - Clipper LTL.....................................             -            1,246              -
   Loss on sale or impairment of equipment and software ........             14             245              54
                                                                  -------------   -------------   -------------
                                                                         95,159         127,189         117,826
                                                                  -------------   -------------   -------------
Other expenses and eliminations ................................         38,745          34,491          27,957
                                                                  -------------   -------------   -------------
   Total consolidated operating expenses and costs .............  $   1,591,464   $   1,481,864   $   1,380,369
                                                                  =============   =============   =============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                   YEAR ENDED DECEMBER 31
                                                              2004        2003        2002
                                                           ----------  ----------  ----------
                                                                     ($ thousands)
OPERATING INCOME (LOSS)
ABF Freight System, Inc. ................................  $ 127,824   $  77,769   $  68,824
Clipper (see Note D) ....................................        826        (421)      1,123
Other loss and eliminations .............................     (4,351)     (4,168)     (1,726)
                                                           ---------   ---------   ---------
   Total consolidated operating income ..................  $ 124,299   $  73,180   $  68,221
                                                           =========   =========   =========
TOTAL CONSOLIDATED OTHER INCOME (EXPENSE)
   Net gains on sales of property and other .............  $     468   $     643   $   3,524
   Gain on sale of Wingfoot .............................          -      12,060           -
   Gain on sale of Clipper LTL ..........................          -       2,535           -
   IRS interest settlement ..............................          -           -       5,221
   Fair value changes and payments on interest rate swap         509     (10,257)          -
   Interest (expense), net of temporary investment income       (159)     (3,855)     (8,097)
   Other, net ...........................................        856         648        (238)
                                                           ---------   ---------   ---------
                                                               1,674       1,774         410
                                                           ---------   ---------   ---------
TOTAL CONSOLIDATED INCOME
  BEFORE INCOME TAXES ...................................  $ 125,973   $  74,954   $  68,631
                                                           =========   =========   =========

The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment for the Company, as well as reconciliations of reportable segment information to the Company's consolidated assets, capital expenditures and depreciation and amortization (see Note G).

                                                                              YEAR ENDED DECEMBER 31
                                                                        2004           2003           2002
                                                                    -------------  -------------  -------------
                                                                                  ($ thousands)
IDENTIFIABLE ASSETS

   ABF Freight System, Inc. ......................................  $     559,252  $     499,310  $     487,752
   Clipper .......................................................         25,153         33,685         24,819
   Investment in Wingfoot (see Note E) ...........................             -              -          59,341
   Other and eliminations ........................................        222,340        164,230        184,460
                                                                    -------------  -------------  -------------
      Total consolidated identifiable assets .....................  $     806,745  $     697,225  $     756,372
                                                                    =============  =============  =============
CAPITAL EXPENDITURES (GROSS)
   ABF Freight System, Inc. ......................................  $      75,266  $      51,668  $      46,823
   Clipper .......................................................          1,428          4,733             94
   Other equipment and information technology purchases ..........          2,839         11,801         11,396
                                                                    -------------  -------------  -------------
      Total consolidated capital expenditures (gross).............  $      79,533  $      68,202  $      58,313
                                                                    =============  =============  =============
DEPRECIATION AND AMORTIZATION EXPENSE
   ABF Freight System, Inc. ......................................  $      47,640  $      44,383  $      41,510
   Clipper .......................................................          1,920          2,006          1,757
   Other .........................................................          5,491          5,868          6,227
                                                                    -------------  -------------  -------------
      Total consolidated depreciation and amortization expense ...  $      55,051  $      52,257  $      49,494
                                                                    =============  =============  =============

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE N - FINANCIAL INSTRUMENTS

INTEREST RATE INSTRUMENTS

The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.

In February 1998, the Company entered into an interest rate swap effective April 1, 1998. The swap agreement is a contract to exchange variable interest rate payments for fixed rate payments over the life of the instrument. The notional amount is used to measure interest to be paid or received and does not represent the exposure to credit loss. The purpose of the swap was to limit the Company's exposure to increases in interest rates on the notional amount of bank borrowings over the term of the swap. The fixed interest rate under the swap is 5.845% plus the Credit Agreement margin (0.775% at both December 31, 2004 and
2003). This instrument is recorded on the balance sheet of the Company in other liabilities (see Note F). Details regarding the swap, as of December 31, 2004, are as follows:

   NOTIONAL                            RATE                       RATE                  FAIR
    AMOUNT         MATURITY            PAID                     RECEIVED            VALUE (2)(3)
--------------  -------------  ----------------------------  ---------------------  --------------
$110.0 million  April 1, 2005  5.845% plus Credit Agreement  LIBOR rate(1)          ($0.9) million
                               margin (0.775%)               plus Credit Agreement
                                                             margin (0.775%)

(1) LIBOR rate is determined two London Banking Days prior to the first day of every month and continues up to and including the maturity date.

(2) The fair value is an amount estimated by Societe Generale ("process agent") that the Company would have paid at December 31, 2004 to terminate the agreement.

(3) The swap value changed from ($6.3) million at December 31, 2003. The fair value is impacted by changes in rates of similarly termed Treasury instruments and payments under the swap agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed above and capitalized leases:

CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

LONG - AND SHORT-TERM DEBT: The carrying amount of the Company's borrowings under its Revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. However, at December 31, 2004 and 2003, the Company had no borrowings under its Revolving Credit Agreement. The fair value of the Company's other long-term debt was estimated using current market rates.

The carrying amounts and fair value of the Company's financial instruments at December 31 are as follows:

                                                                 2004                        2003
                                                        CARRYING        FAIR        CARRYING       FAIR
                                                         AMOUNT         VALUE        AMOUNT        VALUE
                                                      ------------------------------------------------------
                                                                           ($ thousands)
Cash and cash equivalents...........................  $     70,873  $     70,873  $      5,251  $      5,251
Short-term debt.....................................  $        151  $        155  $        133  $        134
Long-term debt......................................  $      1,354  $      1,374  $      1,514  $      1,516

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE O - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                             YEAR ENDED DECEMBER 31
                                                                      2004            2003            2002
                                                                  ----------------------------------------------
                                                                  ($ thousands, except share and per share data)
NUMERATOR:

   Numerator for basic earnings per share -
      Income before cumulative effect of change
      in accounting principle ..................................  $      75,529  $       46,110  $       40,755
      Cumulative effect of change in accounting
      principle, net of tax ....................................              -               -         (23,935)
                                                                  -------------  --------------  --------------
   Numerator for diluted earnings per share -
      Net income for common stockholders .......................  $      75,529  $       46,110  $       16,820
                                                                  =============  ==============  ==============
DENOMINATOR:

   Denominator for basic earnings per share -
     Weighted-average shares ...................................     25,208,151      24,914,345      24,746,051
   Effect of dilutive securities:
     Employee stock options ....................................        466,002         498,270         604,632
                                                                  -------------  --------------  --------------
   Denominator for diluted earnings per share -
     Adjusted weighted-average shares ..........................     25,674,153      25,412,615      25,350,683
                                                                  =============  ==============  ==============
NET INCOME (LOSS) PER SHARE

BASIC:
   Income before cumulative effect of change
     in accounting principle ...................................  $        3.00  $         1.85  $         1.65
   Cumulative effect of change in accounting
     principle, net of tax .....................................              -               -           (0.97)
                                                                  -------------  --------------  --------------
NET INCOME PER SHARE ...........................................  $        3.00  $         1.85  $         0.68
                                                                  -------------  --------------  --------------

DILUTED:

   Income before cumulative effect of change
     in accounting principle  ..................................  $        2.94  $         1.81  $         1.60
   Cumulative effect of change in accounting
     principle, net of tax......................................              -               -           (0.94)
                                                                  -------------  --------------  --------------
NET INCOME PER SHARE ...........................................  $        2.94  $         1.81  $         0.66
                                                                  =============  ==============  ==============

For the year ended December 31, 2004, the Company had no outstanding stock options granted that were antidilutive. For the years ended December 31, 2003 and 2002, respectively, the Company had outstanding 265,321 and 304,036 in stock options granted that were antidilutive and, therefore, were not included in the diluted-earnings-per-share calculations for either period presented.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present unaudited quarterly financial information for 2004 and 2003:

                                                                               2004
                                                                          THREE MONTHS ENDED
                                                          MARCH 31      JUNE 30     SEPTEMBER 30  DECEMBER 31
                                                       -------------------------------------------------------
                                                            ($ thousands, except share and per share data)
Operating revenues ..................................  $    374,844   $    424,488  $    461,888  $    454,539
Operating expenses and costs ........................       366,554        392,498       417,663       414,750
                                                       ------------   ------------  ------------  ------------
Operating income  ...................................         8,290         31,990        44,225        39,789
Other income (expense) - net ........................          (818)           334         1,191           971
Income taxes.........................................         3,011         13,026        18,047        16,358
                                                       ------------   ------------  ------------  ------------
Net income ..........................................  $      4,461   $     19,298  $     27,369  $     24,402
                                                       ============   ============  ============  ============
Net income per share - basic ........................  $       0.18   $       0.77  $       1.09  $       0.97
                                                       ============   ============  ============  ============
Average shares outstanding - basic ..................    24,984,285     24,951,173    25,067,784    25,217,419
                                                       ============   ============  ============  ============
Net income per share - diluted ......................  $       0.18   $       0.76  $       1.07  $       0.95
                                                       ============   ============  ============  ============
Average shares outstanding - diluted ................    25,389,786     25,321,028    25,546,370    25,763,917
                                                       ============   ============  ============  ============

                                                                                 2003
                                                                           THREE MONTHS ENDED
                                                          MARCH 31       JUNE 30    SEPTEMBER 30  DECEMBER 31
                                                       --------------------------------------------------------
                                                              ($ thousands, except share and per share data)
Operating revenues ..................................  $    366,139   $    384,795  $    410,362   $    393,748
Operating expenses and costs ........................       356,285        371,255       381,717        372,606
                                                       ------------   ------------  ------------  -------------
Operating income  ...................................         9,854         13,540        28,645         21,142
Other income (expense) - net ........................       (11,088)        10,063           (89)         2,888
Income taxes (benefits) .............................          (500)         8,413        11,580          9,352
                                                       ------------   ------------  ------------  -------------
Net income (loss) ...................................  $       (734)  $     15,190  $     16,976   $     14,678
                                                       ============   ============  ============  =============
Net income (loss) per share - basic .................  $      (0.03)  $       0.61  $       0.68   $       0.59
                                                       ============   ============  ============  =============
Average shares outstanding - basic ..................    24,892,430     24,796,726    24,787,831     24,955,488
                                                       ============   ============  ============  =============
Net income (loss) per share - diluted ...............  $      (0.03)  $       0.60  $       0.67   $       0.58
                                                       ============   ============  ============  =============
Average shares outstanding - diluted ................    24,892,430     25,262,013    25,287,271     25,517,061
                                                       ============   ============  ============  =============

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

The Company's subsidiaries, or lessees, store fuel for use in tractors and trucks in approximately 77 underground tanks located in 24 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company's underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $109,000 over the last 10 years, primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.

As of December 31, 2004 and 2003, the Company had accrued approximately $3.3 million and $2.9 million, respectively, to provide for environmental-related liabilities. The Company's environmental accrual is based on management's best estimate of the liability. The Company's estimate is founded on management's experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. It is anticipated that the resolution of the Company's environmental matters could take place over several years. Accruals for environmental liability are included in the balance sheet as accrued expenses and in other liabilities.

NOTE R - EXCESS INSURANCE CARRIERS

Reliance Insurance Company ("Reliance") was the Company's excess insurer for workers' compensation claims above $300,000 for the years 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims. For claims not accepted by state guaranty funds, the Company has continually maintained reserves for its estimated exposure to the Reliance liquidation since 2001. During the second quarter of 2004, the Company began receiving notices of rejection from the California Insurance Guarantee Association ("CIGA") on certain claims previously accepted by this guaranty fund. If these claims are not covered by the CIGA, they become part of the Company's exposure to the Reliance liquidation. As of December 31, 2004, the Company estimated its workers' compensation claims insured by Reliance to be approximately $8.6 million. Of the $8.6 million of insured Reliance claims, approximately $3.7 million have been accepted by state guaranty funds, leaving the Company with a net exposure amount of approximately $4.9 million. At December 31, 2004, the Company had reserved $4.2 million in its financial statements for its estimated exposure to Reliance. At December 31, 2003, the Company's reserve for Reliance exposure was $1.6 million. The Company's reserves are determined by reviewing the most recent financial

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

information available for Reliance from the Pennsylvania Insurance Department. The Company anticipates receiving either full reimbursement from state guaranty funds or partial reimbursement through orderly liquidation; however, this process could take several years.

Kemper Insurance Companies ("Kemper") insured the Company's workers' compensation excess claims for the period from 2000 through 2001. In March 2003, Kemper announced that it was discontinuing its business of providing insurance coverage. Lumbermen's Mutual Casualty Company, the Kemper company which insures the Company's excess claims, received going-concern opinions on both its 2003 and 2002 statutory financial statements. The Company has not received any communications from Kemper regarding any changes in the handling of the Company's existing excess insurance coverage with Kemper. The Company is uncertain as to the future impact this will have on insurance coverage provided by Kemper to the Company during 2000 and 2001. The Company estimates its workers' compensation claims insured by Kemper to be approximately $1.9 million and $1.0 million, respectively, at December 31, 2004 and 2003. At December 31, 2004 and 2003, respectively, the Company had $0.2 million and $0.1 million of liability recorded in its financial statements for its potential exposure to Kemper, based upon Kemper's financial information available to the Company.

NOTE S - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123(R) ("FAS 123(R)"), Share-Based Payment. FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. This statement is effective for the Company on July 1, 2005. The negative impact on each of the third and fourth quarters of 2005 of prior unvested stock option grants is estimated to be approximately $0.02 per diluted share, net of estimated tax benefits.

In December 2004, the FASB issued Statement No. 153 ("FAS 153"), Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29. FAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement is effective for the Company's nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have a material impact upon the Company's financial statements or related disclosures.

CONTROLS AND PROCEDURES

                            ARKANSAS BEST CORPORATION
                   MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL
                            OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

      (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

      (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors of the Company; and

      (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its evaluation of the effectiveness of internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2004.

The Company's registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report appears on the following page.

                              ARKANSAS BEST CORPORATION
                              (Registrant)

Date: February 16, 2005       /s/ Robert A. Young III
                              ------------------------------------------------------------
                              Robert A. Young III
                              Chairman of the Board, Chief Executive Officer and Principal
                              Executive Officer


                              ARKANSAS BEST CORPORATION
                              (Registrant)

Date: February 16, 2005       /s/ David E. Loeffler
                              ------------------------------------------------------------
                              David E. Loeffler
                              Senior Vice President-Chief Financial Officer, Treasurer
                              and Principal Accounting Officer

                           REPORT OF ERNST & YOUNG LLP
                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Arkansas Best Corporation

We have audited management's assessment, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting, that Arkansas Best Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arkansas Best Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Arkansas Best Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Arkansas Best Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Arkansas Best Corporation and our report dated February 16, 2005, expressed an unqualified opinion thereon.

                                                               Ernst & Young LLP
Little Rock, Arkansas
February 16, 2005