Form 10-K, Exhibit 13
period 2005-12-31
ARKANSAS BEST CORP /DE/
filed 2006-02-24
CIK 894405

EXHIBIT 13
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk
Financial Statements and Supplementary Data
Controls and Procedures

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The Common Stock of Arkansas Best Corporation (the “Company”) trades on The Nasdaq National Market under the symbol “ABFS.” The following table sets forth the high and low recorded last sale prices of the Common Stock during the periods indicated as reported by Nasdaq and the cash dividends declared:

			Cash
	High	Low	Dividend

2005
First quarter	$44.93	$37.75	$0.12
Second quarter	38.10	30.52	0.12
Third quarter	36.32	32.35	0.15
Fourth quarter	45.50	32.80	0.15
2004
First quarter	$34.15	$25.32	$0.12
Second quarter	32.92	25.20	0.12
Third quarter	36.93	30.29	0.12
Fourth quarter	46.10	36.79	0.12
At February 21, 2006, there were 25,394,172 shares of the Company’s Common Stock outstanding, which were held by 486 stockholders of record.
The Company expects to continue the quarterly dividends in the foreseeable future, although there can be no assurances in this regard since future dividends are dependent upon future earnings, capital requirements, our financial condition and other factors. On January 25, 2006, the Board of Directors of the Company declared a dividend of $0.15 per share to stockholders of record on February 8, 2006.
The Company has a program to repurchase its own Common Stock in the open market or in privately negotiated transactions. The Company’s Board of Directors authorized stock repurchases of up to $25.0 million in 2003 and an additional $50.0 million in July of 2005. The repurchases may be made either from the Company’s cash reserves or from other available sources. The program has no expiration date but may be terminated at any time at the Board’s discretion. There were no shares repurchased during the fourth quarter of 2005.

		Average		Maximum Dollar
	Total Number	Price Paid	Total Number of	Value of Shares
	of Shares	Per Share	Shares Purchased	That May Yet Be
	Purchased During	During	as Part of Publicly	Purchased Under
Period Ending	4th Quarter 2005	4th Quarter 2005	Announced Program	the Program

October 31, 2005	—	$—	843,150	$49,999,630
November 30, 2005	—	—	843,150	$49,999,630
December 31, 2005	—	—	843,150	$49,999,630

	—	$—

The purchases by the Company, since the inception of the purchase program, have been made at an average price of $29.65 per share.

Selected Financial Data

	Year Ended December 31
	2005	2004(12)	2003(12)	2002(12)	2001(11) (12)
	($thousands, except per share data)
Statement of Income Data:
Operating revenues	$1,860,269	$1,715,763	$1,555,044	$1,448,590	$1,550,661
Operating income	154,185	124,299	73,180	68,221	75,934
Other income (expense) — net (1)	17,100	2,084	2,254	3,937	(908)
Short-term investment income	2,382	440	93	209	672
Gain on sale — Wingfoot (2)	—	—	12,060	—	—
Gain on sale — G.I. Trucking Company	—	—	—	—	4,642
Gain on sale — Clipper LTL (3)	—	—	2,535	—	—
IRS interest settlement (4)	—	—	—	5,221	—
Fair value changes and payments on swap (5)	—	509	(10,257)	—	—
Interest expense and other related financing costs	2,157	1,359	4,911	8,957	13,621
Income before income taxes	171,510	125,973	74,954	68,631	66,719
Provision for income taxes (6)	66,884	50,444	28,844	27,876	25,315
Income before accounting change	104,626	75,529	46,110	40,755	41,404
Cumulative effect of change in accounting principle, net of tax benefits of $13,580 (7)	—	—	—	(23,935)	—
Reported net income	104,626	75,529	46,110	16,820	41,404
Amortization of goodwill, net of tax (8)	—	—	—	—	3,411
Adjusted net income (8)	104,626	75,529	46,110	16,820	44,815
Income per common share, diluted, before accounting change	4.06	2.94	1.81	1.60	1.66
Reported net income per common share, diluted	4.06	2.94	1.81	0.66	1.66
Goodwill amortization per common share, diluted (8)	—	—	—	—	0.14
Adjusted net income per common share, diluted (8)	4.06	2.94	1.81	0.66	1.80
Cash dividends paid per common share (9)	0.54	0.48	0.32	—	—

Balance Sheet Data:
Total assets	916,402	806,745	697,225	756,372	723,153
Current portion of long-term debt	317	388	353	328	14,834
Long-term debt (including capital leases and excluding current portion)	1,433	1,430	1,826	112,151	115,003

Other Data:
Gross capital expenditures	93,438	79,533	68,202	58,313	74,670
Net capital expenditures (10)	64,309	63,623	60,373	46,439	64,538
Depreciation and amortization of property, plant and equipment	61,851	54,760	51,925	49,219	50,315

(1)	2005 other income includes a pre-tax gain of $15.4 million from the sale of properties to G.I. Trucking Company (“G.I. Trucking”) (see Note S to the Company’s Consolidated Financial Statements).

(2)	Gain on sale of Wingfoot Commercial Tire Systems, LLC (“Wingfoot”) (see Note F).

(3)	Gain on the sale of Clipper less-than-truckload (“LTL”) vendor and customer lists on December 31, 2003 (see Note E).

(4)	Reduction of interest accrual due to Internal Revenue Service (“IRS”) settlement of examination.

(5)	Fair value changes and payments on the interest rate swap (see Note G). The swap matured on April 1, 2005.

(6)	Provision for income taxes for 2001 includes a nonrecurring tax benefit of approximately $1.9 million ($0.08 per diluted common share) resulting from the resolution of certain tax contingencies originating in prior years.

(7)	Noncash impairment loss of $23.9 million, net of taxes ($0.94 per diluted common share), due to the impairment of Clipper goodwill.

(8)	Net income and net income per share, as adjusted, excluding goodwill amortization.

(9)	Cash dividends on the Company’s Common Stock were suspended by the Company as of the second quarter of 1996. On January 23, 2003, the Company announced that its Board had declared a quarterly cash dividend of eight cents per share. On January 28, 2004, the Board increased the quarterly cash dividend to twelve cents per share and on July 28, 2005, the Board increased the quarterly cash dividend to fifteen cents per share.

(10)	Capital expenditures, net of proceeds from the sale of property, plant and equipment.

(11)	Selected financial data is not comparable to prior years’ information due to the sale of G.I. Trucking on August 1, 2001.

(12)	Certain prior year amounts have been reclassified to conform to the current year presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Arkansas Best Corporation (the “Company”) is a holding company engaged through its subsidiaries primarily in motor carrier and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. (“ABF”), Clipper Exxpress Company (“Clipper”) and FleetNet America, Inc. (“FleetNet”).
Critical Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The Company’s accounting policies (see Note B to the Company’s Consolidated Financial Statements) that are “critical,” or the most important, to understand the Company’s financial condition and results of operations and that require management of the Company to make the most difficult judgments are described as follows:
Revenue Recognition: Management of the Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit to recognize in each reporting period under the Company’s accounting policy for revenue recognition. The Company uses a method prescribed by Emerging Issues Task Force Issue No. 91-9 (“EITF 91-9”), Revenue and Expense Recognition for Freight Services in Process, where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred. Because the bill-by-bill methodology utilizes the approximate location of the shipment in the delivery process to determine the revenue to recognize, management of the Company believes it to be a reliable method. The Company reports revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor.
Allowance for Doubtful Accounts: The Company estimates its allowance for doubtful accounts based on the Company’s historical write-offs, as well as trends and factors surrounding the credit risk of specific customers. In order to gather information regarding these trends and factors, the Company performs ongoing credit evaluations of its customers. The Company’s allowance for revenue adjustments is an estimate based on the Company’s historical revenue adjustments. Actual write-offs or adjustments could differ from the allowance estimates the Company makes as a result of a number of factors. These factors include unanticipated changes in the overall economic environment or factors and risks surrounding a particular customer. The Company continually updates the history it uses to make these estimates so as to reflect the most recent trends, factors and other information available. Actual write-offs and adjustments are charged against the allowances for doubtful accounts and revenue adjustments. Management believes this methodology to be reliable in estimating the allowances for doubtful accounts and revenue adjustments.
Revenue Equipment: The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as “revenue equipment” in the transportation business. Under its accounting policy for property, plant and equipment, management establishes appropriate depreciable lives and salvage values for the Company’s revenue equipment based on their estimated useful lives and estimated fair values to be received when the equipment is sold or traded. Management continually monitors salvage values and depreciable lives in order to make timely, appropriate adjustments to them. The Company’s gains and losses on revenue equipment have been historically immaterial, which reflects the accuracy of the estimates used. Management has a policy of purchasing its revenue equipment rather than utilizing off-balance-sheet financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Nonunion Pension Expense: The Company has a noncontributory defined benefit pension plan covering substantially all noncontractual employees hired before January 1, 2006 (see Note L for nonunion pension plan disclosures). Benefits are generally based on years of service and employee compensation. The Company accounts for its nonunion pension plan in accordance with Statement of Financial Accounting Standards No. 87 (“FAS 87”), Employers’ Accounting for Pensions, and follows the revised disclosure requirements of Statement of Financial Accounting Standards No. 132 (“FAS 132”) and Statement No. 132(R) (“FAS 132(R)”), Employers’ Disclosures about Pensions and Other Postretirement Benefits. The Company’s pension expense and related asset and liability balances are estimated based upon a number of assumptions. The assumptions with the greatest impact on the Company’s expense are the expected return on plan assets, the discount rate used to discount the plan’s obligations and the assumed compensation cost increase.
The following table provides the key assumptions the Company used for 2005 compared to those it anticipates using for 2006 pension expense:

	Year Ended December 31
	2006	2005

Discount rate	5.5%	5.5%
Expected return on plan assets	7.9%	8.3%
Rate of compensation increase	4.0%	4.0%
The assumptions used directly impact the pension expense for a particular year. If actual results vary from the assumption, an actuarial gain or loss is created and amortized into pension expense over the average remaining service period of the plan participants beginning in the following year. The Company establishes the expected rate of return on its pension plan assets by considering the historical returns for the plan’s current investment mix and its investment advisor’s range of expected returns for the plan’s current investment mix. A decrease in expected returns on plan assets and actuarial losses increase the Company’s pension expense. A 1.0% decrease in the pension plan expected rate of return would increase annual pension expense (pre-tax) by approximately $1.7 million.
At December 31, 2005, the Company’s nonunion pension plan had $50.9 million in unamortized actuarial losses, for which the amortization period is approximately ten years. The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach. The Company’s 2006 pension expense will include amortization of actuarial losses of approximately $5.1 million. The comparable amounts for 2005 and 2004 were $5.0 million and $4.8 million, respectively. The Company’s 2006 total pension expense will be available for its first quarter 2006 Form 10-Q filing and is expected to be somewhat higher than 2005 pension expense, based upon currently available information.
Stock-Based Compensation: The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options. Under APB 25, because the exercise price of the Company’s options granted equals the market price of the underlying stock on the date of grant, no compensation expense from stock options is recognized. See Note T for Recent Accounting Pronouncements regarding the Financial Accounting Standards Board’s Statement No. 123(R) (“FAS 123(R)”), Share-Based Payment, issued in December 2004 and effective for the Company January 1, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Insurance Reserves: The Company is self-insured up to certain limits for workers’ compensation and certain third-party casualty claims. For 2005 and 2004, these limits are $1.0 million per claim for both workers’ compensation claims and third-party casualty claims. Workers’ compensation and third-party casualty claims liabilities recorded in the financial statements total $63.9 million and $63.6 million at December 31, 2005 and 2004, respectively. The Company does not discount its claims liabilities. Under the Company’s accounting policy for claims, management annually estimates the development of the claims based upon a third party’s calculation of development factors and analysis of historical trends. Actual payments may differ from management’s estimates as a result of a number of factors, including increases in medical costs and the overall economic environment. The actual claims payments are charged against the Company’s accrued claims liabilities and have been reasonable with respect to the estimates of the liabilities made under the Company’s methodology.
Except for the adoption of FAS 123(R) on January 1, 2006, the Company has no current plans to change the methodologies outlined above, which are utilized in determining its critical accounting estimates.
Recent Accounting Pronouncements
See Note T for recent accounting pronouncements regarding the FAS 123(R) issued in December 2004.
Liquidity and Capital Resources
Cash and cash equivalents and short-term investments totaled $127.0 million at December 31, 2005 and $70.9 million at December 31, 2004, respectively. During 2005, cash provided from operations of $147.5 million and proceeds from asset sales of $29.1 million were used to purchase revenue equipment and other property and equipment totaling $93.4 million, pay dividends on Common Stock of $13.7 million and purchase 371,650 shares of the Company’s Common Stock for $12.6 million (see Note C).
During 2004, cash provided from operations of $137.0 million and proceeds from asset sales of $15.9 million were used to purchase revenue equipment and other property and equipment totaling $79.5 million, pay dividends on Common Stock of $12.0 million and purchase 271,500 shares of the Company’s Common Stock for $7.5 million (see Note C).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The following is a table providing the aggregate annual contractual obligations of the Company including debt, capital lease maturities, future minimum rental commitments and purchase obligations:

	Payments Due by Period
	($ thousands)
	12/31/05	Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years

Contractual Obligations

Long-term debt obligations	$1,354	$160	$351	$396	$447
Capital lease obligations	396	157	157	82	—
Operating lease obligations	45,156	12,196	16,248	9,791	6,921
Purchase obligations (1)	37,907	37,907	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$84,813	$50,420	$16,756	$10,269	$7,368

(1)	Purchase obligations are cancelable if certain conditions are met. These commitments are included in the Company’s 2006 net capital expenditure plan discussed below.
The Company’s primary subsidiary, ABF, maintains ownership of most of its larger terminals or distribution centers. ABF leases certain terminal facilities, and Clipper leases its office facilities. At December 31, 2005, the Company had future minimum rental commitments, net of noncancelable subleases, totaling $43.5 million for terminal facilities and Clipper’s general office facility and $1.7 million for other equipment.
During 2005 and 2004, the Company made the maximum allowed tax-deductible contributions of $11.3 million and $1.2 million to its nonunion defined benefit pension plan (“pension plan”) (see Note L). In 2006, the Company does not expect to have required minimum contributions, but could make tax-deductible contributions to its pension plan. Based upon currently available information, management of the Company anticipates the contributions to be no more than the estimated maximum tax-deductible contribution of $11.6 million for 2006.
Beginning January 1, 2006, all new nonunion employees of the Company began participating in a new, more flexible defined contribution plan into which the Company will make discretionary contributions (see Note L). Based upon currently available information, management of the Company anticipates making contributions in the range of $0.4 million to $0.6 million in early 2007, based upon 2006 plan participation. However, because the contributions are discretionary, amounts could be outside of this range.
As discussed in Note L, the Company has an unfunded supplemental pension benefit plan for the purpose of providing supplemental retirement benefits to executive officers of the Company and ABF. During 2005, the Company made distributions of $0.7 million to plan participants. Based upon currently available information, distributions of benefits to previously retired officers, as a result of deferral elections, are expected to be approximately $11.5 million in 2006 and will be paid from the Supplemental Benefit Plan Trust, which is considered to be part of the general assets of the Company. Distributions to officers that retired in early 2006 are expected to be approximately $12.7 million and will be funded from the Company’s cash and short-term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life insurance, accident and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums. The Company’s postretirement health benefit payments were $0.8 million in 2005 (see Note L).
The Company was a party to an interest rate swap on a notional amount of $110.0 million, which matured on April 1, 2005 (see Note G).
The following table sets forth the Company’s historical capital expenditures, net of proceeds from asset sales, for the periods indicated below:

		Actual
	2005	2004	2003
		($ thousands)

CAPITAL EXPENDITURES (NET)
ABF Freight System, Inc.	$82,371	$60,862	$47,611
Clipper	(566)	1,421	4,655
Other and eliminations	(17,496)	1,340	8,107

Total consolidated capital expenditures (net)	$64,309	$63,623	$60,373

The amounts presented in the table include computer equipment purchases financed with capital leases of $0.3 million in 2005 and $31,000 in 2003. No capital lease obligations were incurred in 2004. During 2005, Clipper sold more equipment than it purchased and the Other category includes $19.5 million in proceeds from the sale of terminal facilities to G.I. Trucking (see Note S).
In 2006, the Company estimates net capital expenditures to be in a range of approximately $125.0 million to $145.0 million, which relates primarily to ABF. The low end of this expected 2006 range consists of road and city equipment replacements of $68.0 million, local city equipment and rail trailer additions of $26.0 million and real estate and other (including corporate aircraft, dock/yard equipment and technology) of $31.0 million. A few significant items explain most of the increase in 2006 net capital expenditures. As previously discussed, 2005 includes $19.5 million in proceeds from the sale of terminal facilities to G.I. Trucking (see Note S). In 2006, based on the age and mileage on existing equipment and other factors, approximately $15.0 million more will be spent on additions and replacements of city tractors, city delivery equipment and full-length road trailers. Beginning in 2006, ABF will be purchasing rail trailers for approximately $11.0 million. In the past, ABF has used trailers supplied by the rail companies or leased from third parties. In addition, net capital expenditures in 2006 of approximately $8.0 to $10.0 million are expected from the sale of an existing corporate aircraft and the purchase of a replacement. The 2006 capital expenditure plan does not include expansion of the road tractor and doubles-trailer fleets. Most of the additions in city equipment will replace units that have been previously rented. As a result, the net city equipment capacity will increase by approximately 1.2%. Capital expenditures for real estate are expected to increase terminal door capacity by about 1.0%. There is the potential for additional capital expenditures amounting to as much as $20.0 million above the low-end figure of $125.0 million. These could include purchases for potential real estate opportunities throughout ABF’s network, technology additions to further enhance ABF’s operational efficiencies and additional equipment purchases, as needs arise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The Company has three primary sources of available liquidity, which are its operating cash, short-term investments and the $173.9 million it has available under its revolving Credit Agreement at December 31, 2005. The Company has generated between approximately $74.3 million and $147.5 million of operating cash annually for the years 2003 through 2005. Management of the Company is not aware of any known trends or uncertainties that would cause a significant change in its sources of liquidity. The Company expects cash from operations, short-term investments and its available revolver to be sufficient for the foreseeable future to finance its annual debt maturities; lease commitments; letter of credit commitments; quarterly dividends; stock repurchases; nonunion pension contributions; capital expenditures; and health, welfare and pension contributions under collective bargaining agreements (see Note L regarding ABF’s contingent liability for its share of the unfunded liabilities of each plan to which it contributes).
On June 3, 2005, the Company amended its existing $225.0 million Credit Agreement dated as of September 26, 2003 with Wells Fargo Bank, National Association as Administrative Agent and Lead Arranger; Bank of America, N.A. and SunTrust Bank as Co-Syndication Agents; and Wachovia Bank, National Association and The Bank of Tokyo-Mitsubishi, LTD as Co-Documentation Agents. The amended and restated Credit Agreement has a maturity date of May 15, 2010. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $150.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to receiving the commitments of the participating banks.
At December 31, 2005, there were no outstanding revolver advances and approximately $51.1 million of outstanding letters of credit. Letters of credit are used primarily to secure workers’ compensation obligations under the Company’s self-insurance program. At December 31, 2004, there were no outstanding revolver advances and approximately $54.1 million of outstanding letters of credit. The Credit Agreement contains various covenants, which limit, among other things, indebtedness and dispositions of assets and which require the Company to meet certain quarterly financial ratio tests. As of December 31, 2005, the Company was in compliance with the covenants.
Interest rates under the agreement are at variable rates as defined by the Credit Agreement. The Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees, utilization fees and letter of credit fees. The Company will pay a utilization fee if the borrowings under the Credit Agreement exceed 50% of the $225.0 million Credit Agreement facility amount. The pricing grid is based on the Company’s senior debt rating agency ratings. A change in the Company’s senior debt ratings could potentially impact its Credit Agreement pricing. The Company is currently rated BBB+ with a positive outlook by Standard & Poor’s Rating Service (“S&P”) and Baa2 with a stable outlook by Moody’s Investors Service, Inc. (“Moody’s”). The Company has no downward rating triggers that would accelerate the maturity of its debt.
The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2005 or 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Off-Balance-Sheet Arrangements
The Company’s off-balance-sheet arrangements include future minimum rental commitments, net of noncancelable subleases of $45.2 million under operating lease agreements (see Note I). The Company has no investments, loans or any other known contractual arrangements with special-purpose entities, variable interest entities or financial partnerships and has no outstanding loans with executive officers or directors of the Company.
Operating Segment Data
The following table sets forth, for the periods indicated, a summary of the Company’s operating expenses by segment as a percentage of revenue for the applicable segment. Note M to the Consolidated Financial Statements contains additional information regarding the Company’s operating segments:

	2005	2004	2003

Operating Expenses and Costs

ABF
Salaries, wages and benefits	58.9%	61.0%	63.8%
Supplies and expenses	14.9	13.0	12.7
Operating taxes and licenses	2.6	2.7	2.8
Insurance	1.6	1.5	1.7
Communications and utilities	0.8	0.9	1.0
Depreciation and amortization	3.2	3.0	3.2
Rents and purchased transportation	8.7	9.7	8.9
Other	0.3	0.2	0.3
(Gain) on sale of equipment	(0.1)	(0.1)	—

	90.9%	91.9%	94.4%

Clipper (see Note E)
Cost of services	89.2%	90.6%	86.4%
Selling, administrative and general	8.0	8.5	12.7
Exit costs — Clipper LTL	—	—	1.0
Loss on sale or impairment of equipment and software	—	—	0.2

	97.2%	99.1%	100.3%

Operating Income (Loss)

ABF	9.1%	8.1%	5.6%
Clipper (see Note E)	2.8%	0.9%	(0.3)%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Results of Operations
Executive Overview
Arkansas Best Corporation’s operations include two primary operating subsidiaries, ABF and Clipper. For 2005, ABF represented 91.9% and Clipper represented 5.8% of total revenues. The Company’s results of operations are primarily driven by ABF. On an ongoing basis, ABF’s ability to operate profitably and generate cash is impacted by tonnage, which creates operating leverage at higher levels, the pricing environment, customer account mix and the ability to manage costs effectively, primarily in the area of salaries, wages and benefits (“labor”).
ABF’s ability to maintain or grow existing tonnage levels is impacted by the state of the U.S. economy, as well as a number of other competitive factors that are more fully described in the General Development of Business and Risk Factors sections of the Company’s 2005 Form 10-K. ABF experienced a 2.0% year-over-year total tonnage increase in the first quarter of 2004. ABF’s 2004 year-over-year total tonnage levels began to dramatically improve in April by percentages not experienced in several years and increased approximately 10% for the last nine months of 2004, as compared to the same period in 2003. ABF’s full-year 2004 total tonnage per day increased 8.0% over 2003.
During 2005, ABF’s total tonnage per day increased 0.8%. Year-over-year tonnage comparisons for 2005 were difficult because of the improved tonnage levels experienced by ABF in 2004. ABF’s fourth quarter 2005 total tonnage per day increased 1.4% compared to the same period in 2004. Throughout the fourth quarter, ABF experienced a positive pattern of monthly total tonnage growth. Compared to the same periods in 2004, total tonnage per day was generally flat in October, increased 1.4% in November and increased 2.9% in December. Through February 16, 2006, total tonnage increases were between 2–3% when compared to the same period in 2005. The first quarter of each year generally has the highest operating ratio of the year. First quarter tonnage levels are normally lower during January and February while March provides a disproportionately higher amount of the quarter’s business.
ABF improved its revenue and operating ratio for 2005 through revenue yield improvements, fuel surcharges and an improved freight mix. In addition, cost reductions in certain operating expense categories have also improved ABF’s operating ratio. These changes are more fully discussed in the ABF section of the Company’s Management Discussion and Analysis.
The pricing environment is a key to ABF’s operating performance. The pricing environment determines ABF’s ability to obtain compensatory margins and price increases on customer accounts. The impact of changes in the pricing environment is typically measured by billed revenue per hundredweight. This measure is affected by profile factors such as average shipment size, average length of haul, density and customer and geographic mix. For many years, consistent profile characteristics made billed revenue per hundredweight changes a reasonable, although approximate, measure of price change. In the last few years, it has become more difficult to quantify with sufficient accuracy the impact of larger changes in profile characteristics in order to estimate true price changes. ABF focuses on individual account profitability and rarely considers revenue per hundredweight in its customer account or market evaluations. For ABF, total company profitability must be considered, together with measures of billed revenue per hundredweight changes. During 2004, the pricing environment remained firm as industry capacity continued to tighten. The pricing environment for 2005 continued to be rational. For 2005, total billed revenue per hundredweight, including the fuel surcharge, increased 7.3% compared to 2004. For 2005, total billed revenue per hundredweight, excluding the fuel surcharge, increased 1.9% compared to 2004, despite a significant shift in the freight profile, as further discussed in the ABF section. ABF’s yield and profitability were

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
enhanced by improved yields on larger shipments and increased handling of time-definite freight. Management of the Company expects the pricing environment in 2006 to remain consistent with 2005, although there can be no assurances in this regard.
For 2005, salaries, wages and benefit costs accounted for 58.9% of ABF’s revenue. Labor costs are impacted by ABF’s contractual obligations under its agreement with the International Brotherhood of Teamsters (“IBT”). In addition, ABF’s ability to effectively manage labor costs has a direct impact on its operating performance. Shipments per dock, street and yard hour (“DSY”), and total pounds per mile are measures ABF uses to assess this effectiveness. DSY is used to measure effectiveness in ABF’s local operations, although total weight per hour may also be a relevant measure when the average shipment size is changing. Total pounds per mile is used by ABF to measure the effectiveness of its linehaul operations, although this metric is influenced by other factors, including freight density, loading efficiency and the degree to which rail service is used. ABF is generally very effective in managing its labor costs to business levels.
The trucking industry is dependent upon the availability of adequate fuel supplies. The Company has not experienced a lack of available fuel but could be adversely impacted if a fuel shortage were to develop. ABF has experienced higher fuel prices in recent years. However, ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available on the ABF Web site at abf.com. Although fuel costs have increased significantly during 2005, higher revenues from diesel fuel surcharges more than offset these higher diesel fuel costs. ABF’s other costs have been, and may continue to be, impacted by fluctuating fuel prices. However, the total impact of higher energy prices on other, non-fuel-related expenses is difficult to ascertain. If diesel fuel prices decline, the amount by which higher revenues from fuel surcharges exceed higher diesel fuel costs will decline. Ultimately, the fuel surcharge is considered to be a part of the price for freight services and does affect the overall yield. Lower fuel surcharge levels may improve ABF’s ability to increase other elements of yield, since total price is governed by market forces. The fuel surcharge mechanism continues to have strong market acceptance among ABF customers and across the country. From September 7, 2005 through October 4, 2005, ABF limited its standard fuel surcharge due to the extremely volatile fuel prices resulting from Hurricane Katrina. During this period, ABF’s fuel surcharge was capped at the pre-Katrina level that was established on August 29, 2005. Had ABF charged its standard fuel surcharge percentage, approximately $2.2 million of additional revenue would have been earned. This reduced the Company’s 2005 earnings by $0.05 per diluted common share.
Other than the previously discussed cap on fuel surcharges, Hurricanes Katrina and Rita had minimal impact on ABF’s operations.
In May 2005, ABF reached agreement with the IBT union on specific language outlining ABF’s use of the Premium Service Employee provisions of its labor agreement in 13 Northeastern facilities. ABF’s implementation of this service began in June 2005. As a result of this agreement, ABF has been able to offer more second-day service lanes and can now provide overnight and even same-day service in selective lanes in the dense Northeastern market. The rollout of this service will be deliberate, and ABF will build on initial successes in additional locations over the next 18 to 24 months. In addition to helping attract short-haul business, the Premium Service Employee and other internal initiatives are helpful in attracting premium-priced, time-definite freight. Although it is growing rapidly, management of the Company believes its time-definite freight represents a smaller portion of ABF’s total revenues than other similarly situated LTL companies. Management of the Company is continuing to pursue increases in ABF’s percentage of time-definite freight.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
On August 19, 2005, the U.S. Department of Transportation (“DOT”) issued new rules regulating work and sleep schedules for commercial truck drivers. The new rules replaced Hours-of-Service Regulations that were last updated in 2003. The new rules, which were effective October 1, 2005, are anticipated to have a minimal impact upon ABF’s operations.
Retirement and health care benefits for ABF’s contractual employees are provided by a number of multi-employer plans (see Note L regarding ABF’s contingent liabilities for its share of the unfunded liabilities of each plan to which it contributes).
The Company ended 2005 with no borrowings under its revolving Credit Agreement, $127.0 million in cash and short-term investments and $554.1 million in stockholders’ equity. Because of the Company’s financial position at December 31, 2005, the Company should continue to be in a position to pursue profitable growth opportunities.
2006
During both the first and third quarters of 2006, the Company expects to settle certain amounts owed under its supplemental pension plan as a result of officer retirements and as a result of deferral elections made by officers who retired prior to 2006. For the first quarter of 2006, the Company anticipates settling obligations of between $21.0 million and $22.0 million. For the third quarter of 2006, the Company anticipates settling obligations between $2.0 million and $3.0 million. Under Financial Accounting Standards Board (“FASB”) Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company is required to record a “pension accounting settlement” when cash payouts exceed annual service and interest costs of the related plan. As a result, the Company will record charges to earnings in both the first and third quarters of 2006. The first quarter 2006 pre-tax charge is estimated to be between $7.5 million and $9.5 million or between $0.18 and $0.23 per diluted common share, net of taxes. The third quarter 2006 pre-tax charge is estimated to be between $1.0 million to $1.5 million or $0.02 to $0.04 per diluted common share, net of taxes. The estimated ranges are being provided because the charges in both the first and third quarters of 2006 are dependent upon pension actuarial valuations performed as of the settlement dates in 2006 and the actual settlement amounts. The actuarial valuations will utilize actual incentive compensation earned in 2005 and paid in January of 2006 and current discount rates at the settlement dates. At December 31, 2005, the supplemental pension plan had unrecognized actuarial losses of $17.6 million which will be reduced by the settlement charges, once finally determined. The remaining actuarial loss will be amortized over the average remaining active service period of the plan participants.
As discussed in Note L to the Company’s financial statements, beginning January 1, 2006, all new nonunion employees of the Company began participating in a new, more flexible defined contribution plan into which the Company will make discretionary contributions. For new employees, this plan replaces the Company’s nonunion defined benefit pension plan. All employees who were participants in the defined benefit pension plan on December 31, 2005 will continue in that plan. During 2006, the combined cost of these plans will be substantially similar to the expense that would have been incurred if the Company had retained the defined benefit plan for all new nonunion employees. In the future, the Company expects the combined total cost of these two plans to be cost neutral to the previous nonunion defined benefit pension plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
In January 2006, the Company’s compensation committee of the Board of Directors voted to close the supplemental pension benefit plan and deferred compensation plan to new entrants. In the place of the deferred compensation plan, new executives will participate in a long-term incentive plan that is based 60.0% on the Company’s three year average return on capital employed and 40.0% on operating income growth for specified areas of ABF.
As discussed in Note C to the Company’s Consolidated Financial Statements, in April 2005 the Company granted shares of restricted stock under its 2005 Ownership Incentive Plan. In 2006, the Company anticipates granting additional shares of restricted stock under this plan consistent with the level granted in 2005. Beginning in the first quarter of 2006, the FASB requires that the fair value of stock options be expensed in accordance with FAS 123(R). The Company issued stock options up until 2004 and is required to expense the fair value of its unvested stock options over the remaining vesting period. The Company estimates its 2006 expense from stock options and restricted stock grants to be approximately $4.4 million pre-tax, or $0.11 per diluted common share, net of taxes. In 2005, restricted stock expense was $0.8 million pre-tax, or $0.02 per diluted common share, net of taxes.
2005 Compared to 2004
Consolidated revenues for 2005 increased 8.4%, respectively, and operating income increased 24.0%, respectively, compared to 2004, primarily due to revenue growth and improved operating results at ABF, as discussed below in the ABF section of Management’s Discussion and Analysis.
The increase of 38.1% in diluted earnings per share for 2005 over 2004 reflects primarily improved operating results at ABF, as discussed below in the ABF section of Management’s Discussion and Analysis, and the gain from the sale of properties to G.I. Trucking (see Note S).
ABF Freight System, Inc.
Effective May 23, 2005 and June 14, 2004, ABF implemented general rate increases to cover known and expected cost increases. Typically, the increases were 5.8% and 5.9%, respectively, although the amounts vary by lane and shipment characteristic. ABF’s increase in reported revenue per hundredweight for 2005 versus 2004 has been impacted not only by the general rate increase and fuel surcharge increases, but also by changes in profile such as length of haul, weight per shipment, density and customer and geographic mix. ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available on the ABF Web site at abf.com. The fuel surcharge in effect averaged 10.8% of revenue for 2005, compared to 6.2% for 2004. As previously discussed, ABF capped its fuel surcharge during the period from September 7, 2005 through October 4, 2005.
Revenue for 2005 was $1,709.0 million, compared to $1,585.4 million in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The following table provides a comparison of key operating statistics for ABF:

	Year Ended December 31
	2005	2004	% Change

Workdays	253	254

Total billed revenue per hundredweight, including fuel surcharges	$23.90	$22.28	7.3%

Total billed revenue per hundredweight, excluding fuel surcharges	$21.31	$20.91	1.9%

Total pounds	7,149,631,230	7,123,485,680	0.4%

Total pounds per day	28,259,412	28,045,219	0.8%

Total shipments per DSY hour	0.508	0.523	(2.9)%

Total pounds per DSY hour	632.64	635.53	(0.5)%

Total pounds per shipment	1,261.16	1,229.03	2.6%

Total pounds per mile	19.29	19.31	(0.1)%
ABF’s revenue-per-day increase of 8.2% for 2005 over 2004 is due primarily to increases in revenue per hundredweight, including fuel surcharges. ABF’s yield and profitability were enhanced by improved rates, including fuel surcharges, by changes in freight profile and by an increased amount of time-definite freight. For 2005, total weight per shipment increased 2.6% and length of haul decreased 1.1%. Increases in weight per shipment and decreases in length of haul, decrease revenue per hundredweight. For 2005, figures for billed revenue per hundredweight, excluding fuel surcharges, compared to 2004 reflect a rational pricing environment.
ABF generated operating income of $155.6 million for 2005 compared to $127.8 million during 2004, representing an increase of 21.8%.
ABF’s operating ratio improved to 90.9% for 2005 from 91.9% in 2004. The operating ratio improvement resulted from a combination of the yield improvements previously discussed, an improved account mix and changes in certain other operating expense categories as follows:
Salaries, wages and benefits expense decreased 2.1%, as a percent of revenue when 2005 is compared to 2004, due primarily to the fact that a portion of salaries, wages and benefits are fixed in nature and decrease, as a percent of revenue, with increases in revenue levels. ABF has a greater number of newly hired employees at the lower tier of the wage scale negotiated under its union contract, which contributes to lower salaries, wages and benefits as a percentage of revenue for 2005 compared to 2004. The overall decreases in salaries, wages and benefits as a percent of revenue were offset, in part, by contractual increases under the IBT National Master Freight Agreement. The five-year agreement provides for annual contractual total wage and benefit increases of approximately 3.2% – 3.4% and was effective April 1, 2003. An annual wage increase occurred on April 1, 2005 and was 1.9%. An annual health, welfare and pension cost increase occurred on August 1, 2005 and was 5.7%. Although ABF experienced a decrease in its shipments per DSY hour for 2005, compared to 2004, pounds per shipment increased and pounds per DSY hour stayed fairly constant. ABF experienced a decline in workers’ compensation costs due to fewer new claims and favorable severity trends on existing claims. In 2004, ABF incurred additional workers’ compensation costs of approximately $2.1 million due to an increase in the reserves

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
associated with the insolvency of Reliance Insurance Company (“Reliance”). Reliance was the Company’s workers’ compensation excess insurance carrier for the years 1993 through 1999. During 2005, ABF was able to reduce its reserves for Reliance excess workers’ compensation claims by $1.4 million because of clarification from the California Insurance Guarantee Association that, under a new state law, certain claims in the excess layer would be covered by the California guaranty fund (see Note R). As a result of all these items, ABF’s workers’ compensation costs were lower by $7.9 million for 2005, as compared to 2004.
Supplies and expenses increased 1.9%, as a percent of revenue, when 2005 is compared to 2004. Fuel costs, on an average price-per-gallon basis, excluding taxes, increased to an average of $1.82 for 2005, compared to $1.26 in 2004.
Rents and purchased transportation decreased 1.0%, as a percent of revenue, when 2005 is compared to 2004. This decrease is due primarily to a decrease in rail utilization to 16.6% of total miles for 2005, compared to 18.5% during 2004. ABF reduced its use of rail by moving a higher percentage of freight with ABF drivers and equipment. In many of the lanes where ABF discontinued using rail, transit-time reliability improved and costs were reduced.
As previously mentioned, ABF’s general rate increase on May 23, 2005 was put in place to cover known and expected cost increases for the next twelve months. ABF’s ability to retain this rate increase is dependent on the competitive pricing environment. ABF could continue to be impacted by fluctuating fuel prices in the future. ABF’s fuel surcharge is based on changes in diesel fuel prices compared to a national index. ABF’s total insurance costs are dependent on the insurance markets and claims experience. ABF’s results of operations have been impacted by the wage and benefit increases associated with the labor agreement with the IBT and will continue to be impacted by this agreement during the remainder of the contract term.
Clipper
Clipper’s revenue for 2005 increased 13.0%, when compared to 2004. Clipper’s revenues for 2005 consisted of 49.0% intermodal revenues, 36.0% temperature-controlled revenues and 15.0% brokerage revenues. Clipper’s temperature-controlled division experienced an increase of 17.6% in revenue for 2005, compared to 2004, due primarily to strong customer demand for nonproduce shipments and its spot market rail capacity. Clipper’s brokerage division experienced a revenue increase of 42.7% for 2005, compared to 2004, due to continued good service from its trucking partners and an increase in shipments from new customers. Revenue for Clipper’s intermodal division increased 4.0% for 2005, compared to 2004, due to a tight supply of equipment and trucking resources, and an increase in fuel surcharges, which both had a positive impact on margins.
Clipper’s operating ratio improved to 97.2% for 2005, from 99.1% in 2004. These improvements are due primarily to improved revenue levels, including fuel surcharges, and a continued emphasis on improving account profitability. In addition, Clipper’s higher revenue levels result in better coverage of overhead costs.
2004 Compared to 2003
Consolidated revenues for 2004 increased 10.3% and operating income increased 69.9%, compared to 2003, primarily due to revenue growth and improved operating results at ABF, as discussed below in the ABF section of Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The following table provides a reconciliation of GAAP net income and diluted earnings per share for 2004 and 2003. Management believes the non-GAAP financial measures presented are useful to investors in understanding the Company’s results of operations, because they provide more comparable measures:

	2004		2003
	Earnings	Earnings
	Net	Per Share	Net	Per Share
	Income	(Diluted)	Income	(Diluted)
	($ thousands, except per share data)
GAAP income	$75,529	$2.94	$46,110	$1.81
Less gain on Wingfoot (see Note F)	—	—	(8,429)	(0.33)
Less gain on sale of Clipper LTL (see Note E)	—	—	(1,518)	(0.06)
Plus Clipper LTL exit costs (see Note E)	—	—	747	0.03
Plus interest rate swap charge (see Note G)	—	—	5,364	0.21

Net income, excluding above items	$75,529	$2.94	$42,274	$1.66

The increase of 77.1% in diluted earnings per share for 2004, excluding the above items, reflects primarily improved operating results at ABF, as discussed below in the ABF section of Management’s Discussion and Analysis.
ABF Freight System, Inc.
Effective June 14, 2004 and July 14, 2003, ABF implemented general rate increases to cover known and expected cost increases. Typically, the increases were 5.9% for both periods, although the amounts can vary by lane and shipment characteristic. ABF’s increase in reported revenue per hundredweight for 2004 versus 2003 has been impacted not only by the general rate increase and fuel surcharge increases, but also by changes in profile such as length of haul, weight per shipment, density and customer and geographic mix. The fuel surcharge in effect averaged 6.2% of revenue for 2004, compared to 3.5% for 2003.
Revenue for 2004 was $1,585.4 million compared to $1,398.0 million for 2003.
The following table provides a comparison of key operating statistics for ABF:

	Year Ended December 31
	2004	2003	% Change

Workdays	254	253

Total billed revenue per hundredweight, including fuel surcharges	$22.28	$21.31	4.6%

Total billed revenue per hundredweight, excluding fuel surcharges	$20.91	$20.57	1.7%

Total pounds	7,123,485,680	6,568,858,324	8.4%

Total pounds per day	28,045,219	25,963,867	8.0%

Total shipments per DSY hour	0.523	0.527	(0.7)%

Total pounds per DSY hour	635.53	622.95	2.0%

Total pounds per shipment	1,229.03	1,199.88	2.4%

Total pounds per mile	19.31	19.21	0.5%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
ABF’s revenue-per-day increase of 13.0% for 2004 over 2003 is due primarily to increases in revenue per hundredweight, including fuel surcharges, and tonnage. For 2004, figures for total billed revenue per hundredweight compared to 2003 reflected a firm pricing environment and acceptance of the general rate increase put in place on June 14, 2004. As previously discussed, ABF experienced significant increases in per day total tonnage levels during 2004.
ABF generated operating income of $127.8 million for 2004 compared to $77.8 million during 2003, representing an increase of 64.3%.
ABF’s operating ratio improved to 91.9% for 2004 from 94.4% in 2003, reflecting the operating leverage that results from increased revenues, including fuel surcharges, and changes in certain other operating expense categories as follows:
Salaries, wages and benefits expense for 2004 decreased 2.8%, as a percent of revenue, when compared to 2003, due primarily to the fact that a portion of salaries, wages and benefits are fixed in nature and decrease, as a percent of revenue, with increases in revenue levels. With the increase in demand for employees due to increased business levels, ABF has a greater number of newly hired employees who are at the lower tier of the union scale for wages, which contributes to lower salaries and wages as a percentage of revenue for 2004 compared to 2003. In addition, ABF has used a greater level of overtime which lowers fringe benefit costs as a percent of revenue. The overall decreases in salaries and wages were offset, in part, by contractual increases under the IBT National Master Freight Agreement. The annual wage increase occurred on April 1, 2004 and was 2.0%. The annual health, welfare and pension cost increase occurred on August 1, 2004 and was 6.1%. In addition, workers’ compensation costs were higher in 2004 due primarily to an increase in the severity of existing claim changes and the associated loss development and as a result of additional workers’ compensation costs of approximately $2.1 million due to an increase in the reserves associated with the insolvency of Reliance (see Note R).
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
The 0.8% increase in ABF’s rents and purchased transportation costs, as a percent of revenue, is due primarily to increased rail utilization to 18.5% of total miles for 2004, compared to 16.2% during 2003. Rail miles have increased due to tonnage growth in rail lanes and an increase in the use of rail to accommodate tonnage growth during 2004 while drivers were being hired and processed. In addition, rail costs per mile have increased 7.4% in 2004 as compared to 2003.
Clipper
On December 31, 2003, Clipper closed the sale of all customer and vendor lists related to its LTL freight business (see Note E). With this sale, Clipper exited the LTL business. Clipper has retained its truckload-related operations (intermodal, temperature-controlled and brokerage).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The following table provides a reconciliation of GAAP revenues, operating income (loss) and operating ratios for Clipper for 2004 and 2003. Management believes the non-GAAP revenues, operating income (loss) and operating ratios are useful to investors in understanding Clipper’s results of operations, excluding its LTL business, because they provide more comparable measures:

		2004			2003
		Operating			Operating
		Income	Operating		Income	Operating
	Revenue	(Loss)	Ratio	Revenue	(Loss)	Ratio
			($ thousands)
Clipper — Pre-Tax

Clipper GAAP amounts	$95,985	$826	99.1%	$126,768	$(421)	100.3%
Less Clipper LTL (excluding LTL exit costs)	—	—	—	33,812	(1,356)	—
Less Clipper LTL exit costs	—	—	—	—	(1,246)	—

Clipper, excluding LTL	$95,985	$826	99.1%	$92,956	$2,181	97.7%

Excluding LTL, 2004 revenue increased over amounts in 2003 for Clipper’s brokerage and temperature-controlled divisions. This increase was offset, in part, by lower revenues in the intermodal portion of Clipper’s dry freight business, resulting from plant closings of a large intermodal customer and strong pricing competition for available loads.
Clipper’s operating ratio deteriorated to 99.1% in 2004, from 97.7% in 2003, excluding LTL. Because of tight capacity, Clipper’s rail suppliers increased their charges despite providing poor transit performance. As a result, the profitability of Clipper’s intermodal and temperature-controlled divisions suffered significantly. In addition, tightened truckload capacity negatively impacted the profitability of Clipper’s brokerage division as potential loads greatly exceeded the number of trucks available to move them. Clipper’s expenses have also been adversely impacted by high fuel and overhead costs. Clipper continues to adjust its mix of accounts in order to identify those with the potential for favorable margins.
Accounts Receivable, Less Allowances
Accounts receivable increased $14.7 million from December 31, 2004 to December 31, 2005, due primarily to increased business levels.
Other Long-Term Liabilities
Other long-term liabilities decreased $8.3 million from December 31, 2004 to December 31, 2005, due primarily to the reclassification of $12.7 million in current supplemental pension liabilities from other long-term liabilities to accrued expenses (see Notes K and L).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Income Taxes
The difference between the effective tax rate for 2005 and the federal statutory rate resulted from state income taxes, nondeductible expenses and tax-exempt income. The Company’s effective tax rate for 2005 was 39.0% compared to 40.0% for 2004. The Company’s tax rate of 38.5% for 2003 reflects a lower tax rate on the Wingfoot gain, because of a higher tax basis than book basis. The rate without this benefit would have been 40.1%. Historically, taxable income for income tax purposes has been less than pre-tax income for financial reporting purposes. This is due primarily to accelerated depreciation methods used for income tax purposes. However, due primarily to the reversal of the effect of bonus depreciation, which was available to reduce taxable income from 2001 to 2004, taxable income exceeded financial reporting income in 2005 and cash paid for income taxes exceeded income tax expense. It is not currently anticipated that cash paid for income taxes will exceed income tax expense in 2006.
At December 31, 2005, the Company had deferred tax assets of $56.2 million, net of a valuation allowance of $1.0 million, and deferred tax liabilities of $58.6 million. The Company believes that the benefits of the deferred tax assets of $56.2 million will be realized through the reduction of future taxable income. Management has considered appropriate factors in assessing the probability of realizing these deferred tax assets. These factors include deferred tax liabilities of $58.6 million and the presence of significant taxable income in 2005 and 2004. The valuation allowance has been provided primarily for net operating loss carryovers in certain states, which may not be realized.
Seasonality
ABF is impacted by seasonal fluctuations, which affect tonnage and shipment levels. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest. Clipper’s operations are similar to operations at ABF, with revenues usually being weaker in the first quarter and stronger during the months of June through October.
Effects of Inflation
Management believes that, for the periods presented, inflation has not had a material effect on our operations.
Environmental Matters
The Company’s subsidiaries store fuel for use in tractors and trucks in approximately 72 underground tanks located in 23 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company’s underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.
The Company has received notices from the Environmental Protection Agency (“EPA”) and others that it has been identified as a potentially responsible party (“PRP”) under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company’s or its subsidiaries’ involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $123,000 over the last 10 years, primarily at seven sites) or believes its obligations, other than those specifically accrued for with

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.
As of December 31, 2005 and 2004, the Company had accrued approximately $1.5 million and $3.3 million, respectively, to provide for environmental-related liabilities. See Note S regarding the sale of properties that were being leased to G.I. Trucking and G.I. Trucking’s assumption of environmental liabilities as a result of the sale. The Company’s environmental accrual is based on management’s best estimate of the liability. The Company’s estimate is founded on management’s experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. It is anticipated that the resolution of the Company’s environmental matters could take place over several years. Accruals for environmental liability are included in the balance sheets as accrued expenses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed below and capitalized leases:
Cash and Cash Equivalents: Cash and cash equivalents are reported in the balance sheets at fair value.
Short-Term Investments: Short-term investments are reported in the balance sheets at fair value.
Long- and Short-Term Debt: The carrying amount of the Company’s borrowings under its revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. However, at December 31, 2005 and 2004, the Company had no borrowings under its revolving Credit Agreement. The fair value of the Company’s other long-term debt was estimated using current market rates.
The carrying amounts and fair value of the Company’s financial instruments at December 31 are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		($thousands)
Cash and cash equivalents	$5,767	$5,767	$32,359	$32,359
Short-term investments	$121,239	$121,239	$38,514	$38,514
Short-term debt	$160	$169	$151	$155
Long-term debt	$1,194	$1,226	$1,354	$1,374

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — continued
Interest Rate Instruments
The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.
As discussed in Note G, the Company’s interest rate swap matured on April 1, 2005. After April 1, 2005, all borrowings under the Company’s Credit Agreement are subject to market risk. A 100-basis-point change in interest rates on Credit Agreement borrowings would change annual interest cost by $100,000 per $10.0 million of borrowings.
During 2005, the Company made no borrowings and had no outstanding debt obligations under the Credit Agreement.
Other Market Risks
The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF and Clipper based on increases in diesel fuel prices compared to relevant indexes.
The Company is subject to market risk for its short-term investments; however, this risk is mitigated by investing in high quality investment grade auction rate securities with interest or dividend rate reset periods that are generally 7 to 49 days.
The Company does not have a formal foreign currency risk management policy. The Company’s foreign operations are not significant to the Company’s total revenues or assets. Revenue from non-U.S. operations amounted to approximately 1.0% of total revenues for 2005. Accordingly, foreign currency exchange rate fluctuations have never had a significant impact on the Company and they are not expected to in the foreseeable future.
The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2005 or 2004.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
Arkansas Best Corporation
We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arkansas Best Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2006, expressed an unqualified opinion thereon.
Ernst & Young LLP
Tulsa, Oklahoma
February 17, 2006

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2004
	($ thousands, except share data)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,767	$32,359
Short-term investment securities	121,239	38,514
Accounts receivable, less allowances (2005 — $4,922; 2004 — $4,425)	165,510	150,812
Prepaid expenses	13,999	15,803
Deferred income taxes	34,859	28,617
Prepaid income taxes	3,346	3,309
Other	7,821	4,268

TOTAL CURRENT ASSETS	352,541	273,682

PROPERTY, PLANT AND EQUIPMENT
Land and structures	228,329	229,253
Revenue equipment	431,249	395,574
Service, office and other equipment	124,609	115,407
Leasehold improvements	15,774	13,411

	799,961	753,645
Less allowances for depreciation and amortization	406,202	383,647

	393,759	369,998

PREPAID PENSION COSTS	25,855	24,575

OTHER ASSETS	80,331	74,588

GOODWILL, less accumulated amortization (2005 and 2004 — $32,037)	63,916	63,902

	$916,402	$806,745

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2004
	($ thousands, except share data)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdraft and drafts payable	$19,472	$15,862
Accounts payable	62,857	62,784
Income taxes payable	12,398	2,941
Accrued expenses	169,328	148,631
Current portion of long-term debt	317	388

TOTAL CURRENT LIABILITIES	264,372	230,606

LONG-TERM DEBT, less current portion	1,433	1,430

FAIR VALUE OF INTEREST RATE SWAP	—	873

OTHER LIABILITIES	59,265	67,571

DEFERRED INCOME TAXES	37,251	37,870

FUTURE MINIMUM RENTAL COMMITMENTS, NET (2005 — $45,156; 2004 — $45,763)	—	—

OTHER COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, authorized 70,000,000 shares; issued 2005 — 26,281,801 shares; 2004 — 25,805,702 shares	263	258
Additional paid-in capital	242,953	229,661
Retained earnings	347,051	256,129
Treasury stock, at cost, 2005 — 902,932 shares; 2004 — 531,282 shares	(25,955)	(13,334)
Unearned compensation — restricted stock	(5,103)	—
Accumulated other comprehensive loss	(5,128)	(4,319)

TOTAL STOCKHOLDERS’ EQUITY	554,081	468,395

	$916,402	$806,745

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2005	2004	2003
	($ thousands, except per share data)
OPERATING REVENUES	$1,860,269	$1,715,763	$1,555,044

OPERATING EXPENSES AND COSTS	1,706,084	1,591,464	1,481,864

OPERATING INCOME	154,185	124,299	73,180

OTHER INCOME (EXPENSE)
Net gains on sales of property and other	15,398	468	643
Short-term investment income	2,382	440	93
Gain on sale of Wingfoot	—	—	12,060
Gain on sale of Clipper LTL	—	—	2,535
Fair value changes and payments on interest rate swap	—	509	(10,257)
Interest expense and other related financing costs	(2,157)	(1,359)	(4,911)
Other, net	1,702	1,616	1,611

	17,325	1,674	1,774

INCOME BEFORE INCOME TAXES	171,510	125,973	74,954

FEDERAL AND STATE INCOME TAXES
Current	72,254	43,131	26,275
Deferred (credit)	(5,370)	7,313	2,569

	66,884	50,444	28,844

NET INCOME	$104,626	$75,529	$46,110

Basic:
NET INCOME PER SHARE	$4.13	$3.00	$1.85

Diluted:
NET INCOME PER SHARE	$4.06	$2.94	$1.81

CASH DIVIDENDS PAID PER COMMON SHARE	$0.54	$0.48	$0.32

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Unearned	Accumulated
			Additional				Compensation —	Other
	Common Stock		Paid-In	Retained	Treasury Stock		Restricted	Comprehensive	Total
	Shares	Amount	Capital	Earnings	Shares	Amount	Stock	Loss	Equity
				($ and shares, thousands)
Balances at January 1, 2003	24,972	$250	$211,567	$154,455	60	$(955)	$—	$(9,857)	$355,460
Net income		—	—	46,110		—	—	—	46,110
Interest rate swap, net of taxes of $3,833 (a)		—	—	—		—	—	6,020	6,020
Change in foreign currency translation, net of taxes of $42 (b)		—	—	—		—	—	65	65
Change in minimum pension liability, net of tax benefits of $209 (c)		—	—	—		—	—	(328)	(328)

Total comprehensive income									51,867

Issuance of common stock under stock option plans	324	3	4,394	—		—	—	—	4,397
Tax effect of stock options exercised		—	1,820	—		—	—	—	1,820
Purchase of treasury stock		—	—	—	200	(4,852)	—	—	(4,852)
Dividends paid on common stock		—	—	(7,955)		—	—	—	(7,955)

Balances at December 31, 2003	25,296	253	217,781	192,610	260	(5,807)	—	(4,100)	400,737
Net income		—	—	75,529		—	—	—	75,529
Change in foreign currency translation, net of taxes of $8 (b)		—	—	—		—	—	(13)	(13)
Change in minimum pension liability, net of tax benefits of $167 (c)		—	—	—		—	—	(206)	(206)

Total comprehensive income									75,310

Issuance of common stock under stock option plans	510	5	8,647	—		—	—	—	8,652
Tax effect of stock options exercised		—	3,233	—		—	—	—	3,233
Purchase of treasury stock		—	—	—	271	(7,527)	—	—	(7,527)
Dividends paid on common stock		—	—	(12,010)		—	—	—	(12,010)

Balances at December 31, 2004	25,806	258	229,661	256,129	531	(13,334)	—	(4,319)	468,395
Net income		—	—	104,626		—	—	—	104,626
Change in foreign currency translation, net of tax benefits of $13 (b)		—	—	—		—	—	(16)	(16)
Change in minimum pension liability, net of tax benefits of $512 (c)		—	—	—		—	—	(793)	(793)

Total comprehensive income									103,817

Issuance of common stock under stock option plans	294	3	5,391	—		—	—	—	5,394
Tax effect of stock options exercised		—	1,958	—		—	—	—	1,958
Issuance of restricted common stock	182	2	5,943	—		—	(5,945)	—	—
Stock compensation expense		—	—	—		—	842	—	842
Purchase of treasury stock		—	—	—	372	(12,621)	—	—	(12,621)
Dividends paid on common stock		—	—	(13,704)		—	—	—	(13,704)

Balances at December 31, 2005	26,282	$263	$242,953	$347,051	903	$(25,955)	$(5,103)	$(5,128)	$554,081

The accompanying notes are an integral part of the consolidated financial statements.

(a)	The accumulated loss from the fair value of the interest rate swap in accumulated other comprehensive loss was $6.0 million, net of tax benefits of $3.8 million, at January 1, 2003. As of March 31, 2003, the Company no longer forecasted borrowings and interest payments on the full notional amount of the swap. During May 2003, interest payments on borrowings hedged with the swap were reduced to zero. As a result, the Company transferred the entire fair value of the interest rate swap from accumulated other comprehensive loss into earnings during the first and second quarters of 2003. Until the swap matured on April 1, 2005, changes in the fair value of the interest rate swap were accounted for through the income statement (see Note G).

(b)	The accumulated loss from the foreign currency translation in accumulated other comprehensive loss is $0.2 million, net of tax benefits of $0.2 million, at December 31, 2003; $0.3 million, net of tax benefits of $0.2 million, at both December 31, 2004 and 2005.

(c)	The minimum pension liability included in accumulated other comprehensive loss at December 31, 2003 was $3.9 million, net of tax benefits of $2.5 million, at December 31, 2003; $4.1 million, net of tax benefits of $2.6 million, at December 31, 2004; and $4.9 million, net of tax benefits of $3.1million, at December 31, 2005 (see Note L).

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2005	2004	2003
		($ thousands)
OPERATING ACTIVITIES
Net income	$104,626	$75,529	$46,110
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,851	54,760	51,925
Other amortization	245	292	332
Stock compensation expense	842	—	—
Provision for losses on accounts receivable	2,145	1,411	1,556
Provision (credit) for deferred income taxes	(5,370)	7,313	2,569
Fair value of interest rate swap	(873)	(5,457)	6,330
Gains on sales of assets and other	(17,302)	(2,610)	(419)
Gain on sale of Wingfoot	—	—	(12,060)
Gain on sale of Clipper LTL	—	—	(2,535)
Changes in operating assets and liabilities, net of sales and exchanges:
Receivables	(16,838)	(19,946)	(3,125)
Prepaid expenses	1,803	(7,204)	(813)
Other assets	(10,560)	314	(20,273)
Accounts payable, taxes payable, accrued expenses and other liabilities	26,978	32,570	4,735

NET CASH PROVIDED BY OPERATING ACTIVITIES	147,547	136,972	74,332

INVESTING ACTIVITIES
Purchases of property, plant and equipment, less capitalized leases	(93,119)	(79,533)	(68,171)
Proceeds from asset sales	29,129	15,910	7,829
Purchases of short-term investment securities	(378,445)	(38,501)	—
Proceeds from sales of short-term investment securities	295,680	—	—
Proceeds from sale of Wingfoot	—	—	71,309
Proceeds from sale of Clipper LTL	—	—	2,678
Capitalization of internally developed software and other	(4,026)	(3,986)	(3,919)

NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	(150,781)	(106,110)	9,726

FINANCING ACTIVITIES
Borrowings under revolving credit facilities	—	34,300	273,700
Payments under revolving credit facilities	—	(34,300)	(383,700)
Payments on long-term debt	(388)	(362)	(331)
Net increase (decrease) in bank overdraft	(1,566)	7,493	813
Dividends paid on common stock	(13,704)	(12,010)	(7,955)
Purchase of treasury stock	(12,621)	(7,527)	(4,852)
Proceeds from the exercise of stock options	5,394	8,652	4,397
Other, net	(473)	—	(523)

NET CASH USED BY FINANCING ACTIVITIES	(23,358)	(3,754)	(118,451)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,592)	27,108	(34,393)
Cash and cash equivalents at beginning of period	32,359	5,251	39,644

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,767	$32,359	$5,251

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — ORGANIZATION AND DESCRIPTION OF BUSINESS
Arkansas Best Corporation (the “Company”) is a holding company engaged through its subsidiaries primarily in motor carrier and intermodal transportation operations. Principal subsidiaries are ABF Freight System, Inc. (“ABF”), Clipper Exxpress Company (“Clipper”) and FleetNet America, Inc. (“FleetNet”).
On March 28, 2003, the International Brotherhood of Teamsters (“IBT”) announced the ratification of its National Master Freight Agreement with the Motor Freight Carriers Association (“MFCA”) by its membership. Carrier members of MFCA, including ABF, ratified the agreement on the same date. Effective October 1, 2005, the MFCA was dissolved and replaced by Trucking Management, Inc. (“TMI”). ABF is a member of TMI. The IBT agreement has a five-year term and was effective April 1, 2003. The agreement provides for annual contractual wage and benefit increases of approximately 3.2% — 3.4%. Approximately 77% of ABF’s employees are covered by the agreement.
NOTE B — ACCOUNTING POLICIES
Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.
Cash and Cash Equivalents: Short-term investments that have a maturity of ninety days or less when purchased are considered cash equivalents.
Short-Term Investments: Short-term investment securities are classified as available-for-sale and are stated at fair value with related unrealized gains and losses, if any, reported net of tax in accumulated other comprehensive income. Short-term investments consist of auction rate securities with interest or dividend rate reset periods of generally less than 90 days. Interest and dividends related to these investments are included in short-term investment income on the Company’s consolidated statements of income. It is the Company’s policy to invest in high quality investment grade securities.
Concentration of Credit Risk: The Company’s services are provided primarily to customers throughout the United States and Canada. ABF, the Company’s largest subsidiary, which represented 91.9% of the Company’s annual revenues for 2005, had no single customer representing more than 3.0% of its revenues during 2005 and no single customer representing more than 3.1% of its accounts receivable balance during 2005. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company provides an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management’s expectations.
The Company invests in high quality investment grade securities and, by policy, limits the amount of credit exposure to any one counterparty to $5.0 million per issuing entity. Investments in auction rate securities must be rated at least A by Standard & Poor’s Rating Service (“S&P”) or A2 by Moody’s Investors Service, Inc. (“Moody’s”). At December 31, 2005, the Company’s total credit exposure to any single counterparty did not exceed $5.0 million.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Allowances: The Company maintains allowances for doubtful accounts, revenue adjustments and deferred tax assets. The Company’s allowance for doubtful accounts represents an estimate of potential accounts receivable write-offs associated with recognized revenue based on historical trends and factors surrounding the credit risk of specific customers. The Company writes off accounts receivable when accounts are turned over to a collection agency or when determined to be uncollectible. Receivables written off are charged against the allowance. The Company’s allowance for revenue adjustments represents an estimate of potential revenue adjustments associated with recognized revenue based upon historical trends. The Company’s valuation allowance against deferred tax assets is established by evaluating whether the benefits of its deferred tax assets will be realized through the reduction of future taxable income.
Impairment Assessment of Long-Lived Assets: The Company reviews its long-lived assets, including property, plant, equipment and capitalized software that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will review its depreciation policies and, if appropriate, estimate the undiscounted future cash flows, less the future cash outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss. The Company considers a long-lived asset as abandoned when it ceases to be used. The Company records impairment losses resulting from such abandonment in operating income.
Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell. Assets held for sale represent primarily ABF’s nonoperating freight terminals and older revenue equipment that are no longer in service. Write-downs to fair value less costs to sell are reported below the operating income line in gains or losses on sales of property, in the case of real property, or above the operating income line as gains or losses on sales of equipment, in the case of revenue or other equipment. Assets held for sale are expected to be disposed of by selling the properties or assets within the next 12 months.
Total assets held for sale at December 31, 2004 were $1.4 million and are included in other long-term assets. During 2005, additional assets of $13.8 million were identified and reclassified to assets held for sale and $0.8 million for terminals was transferred back to “held and used” land and structures. Nonoperating terminals and revenue equipment carried at $11.6 million were sold for gains of $17.3 million, of which $15.4 million related to real estate (see Note S) and was reported below the operating income line and $1.9 million was related to equipment and was reported in operating income. Total assets held for sale at December 31, 2005 were $2.8 million and are included in other long-term assets.
At December 31, 2005, management was not aware of any events or circumstances indicating the Company’s long-lived assets would not be recoverable.
Property, Plant and Equipment Including Repairs and Maintenance: The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as “revenue equipment” in the transportation business. Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures – primarily 15 to 20 years; revenue equipment – 3 to 12 years; other equipment – 3 to 15 years; and leasehold improvements – 4 to 20 years, or over the remaining life of the lease, whichever is shorter. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Exchanges of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged, in accordance with Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets. However, if a nonmonetary exchange lacks commercial substance, trade-in allowances in excess of the book value of revenue equipment

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life. The Company has no planned major maintenance activities.
Asset Retirement Obligations: The Company records estimated liabilities for the cost to remove underground storage tanks, dispose of tires and return leased real property to its original condition at the end of a lease term. The liabilities are discounted using the Company’s credit adjusted risk-free rate. Revisions to these liabilities for such costs may occur due to changes in the estimates for fuel tank removal costs, tire disposal fees and real property lease restoration costs, or changes in regulations or agreements affecting these obligations. At December 31, 2005, the Company’s estimated asset retirement obligations totaled $1.7 million.
Computer Software Developed or Obtained for Internal Use, Including Web Site Development Costs: The Company accounts for internally developed software in accordance with Statement of Position No. 98-1 (“SOP 98-1”), Accounting for Costs of Computer Software Developed for or Obtained for Internal Use. As a result, the Company capitalizes qualifying computer software costs incurred during the “application development stage.” For financial reporting purposes, capitalized software costs are amortized by the straight-line method over 2 to 5 years. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.
Goodwill: Goodwill is accounted for under Statement of Financial Accounting Standards No. 142 (“FAS 142”), Goodwill and Other Intangible Assets. The fair value method uses a combination of valuation methods, including EBITDA and net income multiples and the present value of discounted cash flows. The Company’s assets include goodwill related to ABF of $63.9 million at both December 31, 2005 and 2004, from a 1988 leveraged buyout. Changes occur in the goodwill asset balance because of ABF’s foreign currency translation adjustments on the portion of the goodwill related to ABF’s Canadian operations. The Company has performed the annual impairment testing on its ABF goodwill based upon operations and fair value at January 1, 2006, 2005 and 2004 and found there to be no impairment at any of these dates.
Income Taxes: Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences resulting from the timing of the depreciation and cost recovery deductions and to temporary differences in the recognition of certain revenues and expenses.
Revenue Recognition: Revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. The Company reports revenue and purchased transportation expense on a gross basis for certain shipments where ABF utilizes a third-party carrier for pickup, linehaul or delivery of freight but remains the primary obligor.
Earnings Per Share: The calculation of earnings per share is based on the weighted-average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of Common Stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share.
Stock-Based Compensation: The Company’s stock-based compensation plans are described more fully in Note C. The Company accounts for stock-based compensation under the “intrinsic value method” and the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”), Accounting for Certain Transactions Involving Stock Compensation.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
No stock-based compensation expense from stock options granted is reflected in net income for 2005, 2004 or 2003, as all options granted under the Company’s plans have an exercise price equal to the market value of the underlying Common Stock on the date of grant. Compensation expense from restricted stock awards reflected in net income totaled $0.5 million, after tax, for 2005. There were no restricted stock awards for 2004 and 2003.
For companies accounting for their stock-based compensation under the APB 25 intrinsic value method, pro forma information regarding net income and earnings per share is required and is determined as if the Company had accounted for its employee stock options under the fair value method of Statement of Financial Accounting Standards No. 123 (“FAS 123”), Accounting for Stock-Based Compensation. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model. There were no stock options granted during 2005.
The Company’s pro forma assumptions for the 2004 and 2003 grants are as follows:

	2004	2003

Risk-free rates	2.9%	2.7%
Volatility	53.6%	56.2%
Weighted-average life	4 years	4 years
Dividend yields	1.7%	1.2%
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods.
The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provided for under FAS 123 to all stock-based employee compensation:

	Year Ended December 31
	2005	2004	2003
	($ thousands, except per share data)
Net income — as reported	$104,626	$75,529	$46,110

Add back stock compensation expense from restricted stock awards, included in net income, net of tax	514	—	—

Less total stock compensation expense determined under fair value-based methods for all awards, net of tax benefits	(2,476)	(3,058)	(2,775)

Net income — pro forma	$102,664	$72,471	$43,335

Net income per share — as reported (basic)	$4.13	$3.00	$1.85

Net income per share — as reported (diluted)	$4.06	$2.94	$1.81

Net income per share — pro forma (basic)	$4.05	$2.87	$1.74

Net income per share — pro forma (diluted)	$4.01	$2.85	$1.73

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
See Note T for recent accounting pronouncements regarding FASB Statement No. 123(R) (“FAS 123(R)”), Share-Based Payment, issued in December 2004 and effective for the Company on January 1, 2006.
For all awards granted prior to the adoption of FAS 123(R), the Company amortizes the fair value of the awards to compensation expense over the five-year vesting period and accelerates unrecognized compensation upon a grantee’s death, disability or retirement. Any new awards granted subsequent to the adoption of FAS 123(R) will be amortized to compensation expense over the five-year vesting period or the period to which the employee first becomes eligible for retirement, whichever is shorter. If the Company had applied the new vesting requirements to awards granted prior to January 1, 2006, actual stock compensation expense recognized in the financial statements would have increased by $0.2 million, net of tax.
Claims Liabilities: The Company is self-insured up to certain limits for workers’ compensation, certain third-party casualty claims and cargo loss and damage claims. Above these limits, the Company has purchased insurance coverage, which management considers to be adequate. The Company records an estimate of its liability for self-insured workers’ compensation and third-party casualty claims, which includes the incurred claim amount plus an estimate of future claim development calculated by applying the Company’s historical claims development factors to its incurred claims amounts. The Company’s liability also includes an estimate of incurred, but not reported, claims. Netted against this liability are amounts the Company expects to recover from insurance carriers and insurance pool arrangements. The Company records an estimate of its potential self-insured cargo loss and damage claims by estimating the amount of potential claims based on the Company’s historical trends and certain event-specific information. The Company’s claims liabilities have not been discounted.
Insurance-Related Assessments: The Company accounts for insurance-related assessments in accordance with Statement of Position No. 97-3 (“SOP 97-3”), Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. The Company recorded estimated liabilities for state guaranty fund assessments and other insurance-related assessments of $0.8 and $0.9 million at December 31, 2005 and 2004, respectively. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.
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
Derivative Financial Instruments: The Company has, from time to time, entered into interest rate swap agreements and interest rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy (see Notes G and N). The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable or receivable from counterparties is included in other current liabilities or current assets. Under the provisions of Statement of Financial Accounting Standards No. 133 (“FAS 133”), Accounting for Derivative Financial Instruments and Hedging Activities and Statement No. 149 (“FAS 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the Company recognizes all derivatives on its balance sheets at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest rate swap agreements will be reported by the Company in interest expense.
Costs of Start-Up Activities: The Company expenses certain costs associated with start-up activities as they are incurred.
Comprehensive Income: The Company reports the components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income separately in the consolidated statements of stockholders’ equity. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income.
Exit or Disposal Activities: The Company accounts for exit costs in accordance with Statement of Financial Accounting Standards No. 146 (“FAS 146”), Accounting for Costs Associated with Exit or Disposal Activities. As prescribed by FAS 146, liabilities for costs associated with the exit or disposal activity are recognized when the liability is incurred. See Note E regarding the sale and exit of Clipper’s less-than-truckload (“LTL”) division in 2003.
Variable Interest Entities: The Company has no investments in or known contractual arrangements with variable interest entities.
Segment Information: The Company uses the “management approach” for determining appropriate segment information to disclose. The management approach is based on the way management organizes the segments within the Company for making operating decisions and assessing performance.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation, including the reclassification of auction rate securities in the amount of $38.5 million to short-term investments. Auction rate securities, because of the short duration of their interest rate reset periods, were included in cash and cash equivalents at December 31, 2004. As a result of this reclassification, the Company’s cash flow from investing activities includes the purchases and sales of auction rate securities. This reclassification had no impact on previously reported total current assets, total assets or statements of income and does not affect previously reported cash flows from operating activities.
NOTE C — STOCKHOLDERS’ EQUITY
Common Stock: The following table is a summary of dividends declared and/or paid during the applicable quarter:

	2005		2004		2003
	Per Share	Amount	Per Share	Amount	Per Share	Amount
		($ thousands, except per share data)
First quarter dividend	$0.12	$3,038	$0.12	$2,990	$0.08	$1,993
Second quarter dividend	$0.12	$3,064	$0.12	$2,994	$0.08	$1,984
Third quarter dividend	$0.15	$3,813	$0.12	$3,008	$0.08	$1,982
Fourth quarter dividend	$0.15	$3,789	$0.12	$3,018	$0.08	$1,996

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Stockholders’ Rights Plan: Each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at an exercise price of $80 per right. The rights are not currently exercisable, but could become exercisable if certain events occur, including the acquisition of 15.0% or more of the outstanding Common Stock of the Company. Under certain conditions, the rights will entitle holders, other than an acquirer in a nonpermitted transaction, to purchase shares of Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2011 unless extended.
Treasury Stock: The Company has a program to repurchase its Common Stock in the open market or in privately negotiated transactions. In 2003, the Company’s Board of Directors authorized stock repurchases of up to $25.0 million and in July of 2005, an additional $50.0 million was authorized for a total of $75.0 million. The repurchases may be made either from the Company’s cash reserves or from other available sources. The program has no expiration date but may be terminated at any time at the Board of Directors’ discretion. The Company plans to continue making open-market purchases of its stock on an opportunistic basis.
Stock Awards: On April 20, 2005, the stockholders of the Company approved the Company’s 2005 Ownership Incentive Plan (“the Plan”). The Plan supersedes the Company’s 2002 Stock Option Plan and 2000 Non-Qualified Stock Option Plan with respect to future awards and provides for the granting of 1.5 million shares of incentive and nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, which may be paid in cash or stock or a combination thereof, as determined by the Company’s Compensation Committee of the Board of Directors (“Compensation Committee”). Any outstanding stock options under the 1992, 2000 or 2002 stock option plans which are forfeited or otherwise unexercised will be included in the shares available for grant under the Plan. On that same day, the Compensation Committee also approved the Form of Restricted Stock Award Agreement (Non-Employee Director) and the Form of Restricted Stock Award Agreement (Employee). During the second quarter of 2005, the Compensation Committee granted 182,250 shares of restricted stock under these agreements, at a weighted-average fair value of $32.62 per share. The restricted stock grants vest at the end of a five-year period beginning on the date of the grant, subject to accelerated vesting due to death, disability, retirement and change-in-control provisions. The Company amortizes the fair value of the restricted stock awards to compensation expense over the five-year vesting period and accelerates unrecognized compensation upon a grantee’s death, disability or retirement.
Until April 20, 2005, the Company maintained three stock option plans which provided for the granting of options to directors and key employees of the Company. The 1992 Stock Option Plan expired on December 31, 2001 and, therefore, no new options can be granted under this plan. The 2000 Non-Qualified Stock Option Plan was a broad-based plan that allowed for the granting of 1.0 million options. The 2002 Stock Option Plan allowed for the granting of 1.0 million options, as well as two types of stock appreciation rights (“SARs”), which are payable in shares or cash. Employer SARs allow the Company to decide, when an option is exercised, whether or not to treat the exercise as a SAR. Employee SARs allow the optionee to decide, when exercising an option, whether or not to treat it as a SAR. As of December 31, 2005, the Company had not elected to treat any exercised options as Employer SARs and no employee SARs had been granted. All options or SARs granted are exercisable starting on the first anniversary of the grant date, with 20.0% of the shares or rights covered thereby becoming exercisable at that time, with an additional 20.0% of the option shares or SARs becoming exercisable on each successive anniversary date, and full vesting occurring on the fifth anniversary date. The options or SARs were granted for a term of 10 years. There were no stock options or SARs granted during 2005.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The options or SARs granted during 2004 and 2003, under each plan, are as follows:

	2004	2003

2000 Non-Qualified Stock Option Plan — Options	49,000	143,500
2002 Stock Option Plan — Options/Employer SARs	277,000	182,500
As more fully described in the Company’s accounting policies (see Note B), the Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, no stock-based employee compensation expense from stock options granted is reflected in net income for 2005, 2004 or 2003, as all options granted under the Company’s plans have an exercise price equal to the market value of the underlying Common Stock on the date of grant. Compensation expense from restricted stock awards reflected in net income totaled $0.5 million, after tax, for 2005. There were no restricted stock awards for 2004 and 2003.
The following table is a summary of the Company’s stock option activity and related information for the years ended December 31:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding — beginning of year	1,490,488	$22.50	1,714,647	$19.51	1,768,115	$17.44
Granted	—	—	326,000	29.10	326,000	24.59
Exercised	(294,066)	18.34	(510,059)	16.98	(339,167)	13.34
Forfeited	(7,300)	26.75	(40,100)	23.32	(40,301)	21.81

Outstanding — end of year	1,189,122	23.51	1,490,488	$22.50	1,714,647	$19.51

Exercisable — end of year	641,698	$20.58	595,174	$18.13	713,586	$15.99

Grant date estimated weighted-average fair value per share of options granted to employees during the year (1)		$—		$11.52		$10.39

(1)	Considers the option exercise price, historical volatility, risk-free interest rate, weighted-average life of the options and dividend yields, under the Black-Scholes method.
The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted-
	Number	Average	Weighted-		Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Range of	as of	Contractual	Exercise	as of	Exercise
Exercise Prices	December 31, 2005	Life	Price	December 31, 2005	Price

$4 — $6	20,000	1.2	$5.64	20,000	$5.64
$6 — $8	32,700	3.1	7.63	32,700	7.63
$8 — $10	12,000	3.1	8.39	12,000	8.39
$10 — $12	7,500	2.0	10.25	7,500	10.25
$12 — $14	157,578	4.2	13.51	157,578	13.51
$14 — $16	24,000	4.3	14.99	24,000	14.99
$22 — $24	7,500	6.3	23.53	4,500	23.53
$24 — $26	440,783	6.1	24.49	198,915	24.45
$26 — $28	20,000	5.0	26.81	16,000	26.81
$28 — $30	467,061	7.3	28.72	168,505	28.35

	1,189,122	6.1	$23.51	641,698	$20.58

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE D — SHORT-TERM INVESTMENTS
The Company’s short-term investments consist of auction rate securities which are classified as available-for-sale. The interest or dividend rates on the Company’s auction rate securities are generally reset every 7 to 49 days through an auction process, thus limiting the Company’s exposure to interest rate risk. Interest and dividends are paid on these securities at the end of each reset period.
The following is a summary of the Company’s auction rate security investments, on a specific identification basis, at December 31, 2005 and 2004:

	2005	2004
	($ thousands)
U.S. corporate securities	$—	$4,904
U.S. state and local municipal securities	101,239	23,610

Total debt securities	101,239	28,514
Preferred equity securities	20,000	10,000

	$121,239	$38,514

The Company’s auction rate securities are reported on the balance sheets at fair value. There were no unrealized gains or losses for 2005 or 2004.
The Company sold $295.7 million in auction rate securities during the year ended December 31, 2005 with no realized gains or losses. There were no sales during 2004. Interest and dividends related to these investments are included in short-term investment income on the Company’s consolidated statements of income.
The carrying values of the Company’s short-term investments at December 31, 2005, by ultimate contractual maturity of the underlying security, are shown below. Actual maturities may differ from the ultimate contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

December 31, 2005
($ thousands)
Due within 1 year	$—
Due after 1 year through 5 years	—
Due after 5 years through 10 years	4,908
Due after 10 years	96,331

101,239
Preferred equity securities	20,000

$121,239

For the years ended December 31, 2005 and 2004, the weighted-average tax equivalent yield on the Company’s auction rate securities was 3.9% and 2.6%, respectively.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE E — SALE AND EXIT OF CLIPPER’S LTL BUSINESS
On December 31, 2003, Clipper closed the sale of all customer and vendor lists related to Clipper’s LTL freight business to Hercules Forwarding, Inc. of Vernon, California, for $2.7 million in cash, resulting in a pre-tax gain of $2.5 million. Total costs incurred with the exit of this business unit amounted to $1.2 million and included severance pay, software and fixed asset abandonment and certain operating lease costs. These exit costs are reported above the operating income line. The impact of the gain was $1.5 million, net of taxes, or $0.06 per diluted common share and the impact of the exit costs was $0.7 million, net of taxes, or $0.03 per diluted common share.
NOTE F — SALE OF 19% INTEREST IN WINGFOOT
On March 19, 2003, the Company announced that it had notified The Goodyear Tire & Rubber Company (“Goodyear”) of its intention to sell its 19.0% ownership interest in Wingfoot Commercial Tire Systems, LLC (“Wingfoot”) to Goodyear for a cash price of $71.3 million. The transaction closed on April 28, 2003, and the Company recorded a pre-tax gain of $12.1 million ($8.4 million after tax, or $0.33 per diluted common share) during the second quarter of 2003. The Company used the proceeds to reduce the outstanding debt under its Credit Agreement.
NOTE G — DERIVATIVE FINANCIAL INSTRUMENTS
The Company was a party to an interest rate swap on a notional amount of $110.0 million, which matured on April 1, 2005. The Company’s interest rate strategy was to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company had designated its benchmark variable 30-day LIBOR-based interest rate payments on $110.0 million of borrowings under the Company’s Credit Agreement as a hedged item under a cash flow hedge. As a result, the fair value of the swap, as estimated by Societe Generale, the counterparty, was a liability of $9.9 million at December 31, 2002 and was recorded on the Company’s balance sheet through accumulated other comprehensive losses, net of tax, rather than through the income statement.
As previously discussed, on March 19, 2003, the Company announced its intention to sell its 19.0% ownership interest in Wingfoot and use the proceeds to pay down Credit Agreement borrowings. As a result, the Company forecasted Credit Agreement borrowings to be below the $110.0 million level and the majority of the interest rate swap ceased to qualify as a cash flow hedge. Accordingly, the negative fair value of the swap on March 19, 2003 of $8.5 million (pre-tax), or $5.2 million net of taxes, was reclassified from accumulated other comprehensive loss into earnings on the income statement during the first quarter of 2003. The transaction closed on April 28, 2003, and management used the proceeds received from Goodyear to pay down its Credit Agreement borrowings below the $110.0 million level. During the second quarter of 2003, the Company reclassified the remaining negative fair value of the swap of $0.4 million (pre-tax), or $0.2 million net of taxes, from accumulated other comprehensive loss into earnings on the income statement. Changes in the fair value of the interest rate swap after March 19, 2003 were accounted for in the Company’s income statement. For 2005, payments on the swap and changes in the fair value of the swap were approximately equal in amount.
The Company reported no gain or loss during 2005, 2004 or 2003 as a result of hedge ineffectiveness.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE H — FEDERAL AND STATE INCOME TAXES
Significant components of the provision for income taxes are as follows:

	Year Ended December 31
	2005	2004	2003
	($ thousands)
Current:
Federal	$60,669	$36,233	$23,408
State	11,585	6,898	2,867

Total current	72,254	43,131	26,275

Deferred:
Federal (credit)	(4,380)	5,842	1,511
State (credit)	(990)	1,471	1,058

Total deferred (credit)	(5,370)	7,313	2,569

Total income tax expense	$66,884	$50,444	$28,844

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2005	2004
	($ thousands)
Deferred tax liabilities:
Amortization, depreciation and basis differences for property, plant and equipment and other long-lived assets	$48,353	$50,905
Revenue recognition	5,921	6,335
Prepaid expenses	4,296	4,668

Total deferred tax liabilities	58,570	61,908

Deferred tax assets:
Accrued expenses	51,655	48,657
Fair value of interest rate swap	—	344
Postretirement benefits other than pensions	3,410	2,970
State net operating loss carryovers	1,013	1,011
Other	1,055	698

Total deferred tax assets	57,133	53,680
Valuation allowance for deferred tax assets	(955)	(1,025)

Net deferred tax assets	56,178	52,655

Net deferred tax liabilities	$2,392	$9,253

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
A reconciliation between the effective income tax rate, as computed on income before income taxes, and the statutory federal income tax rate is presented in the following table:

	Year Ended December 31
	2005	2004	2003
		($ thousands)
Income tax at the statutory federal rate of 35%	$60,028	$44,091	$26,234
Federal income tax effects of:
State income taxes	(3,708)	(2,929)	(1,373)
Reduction of valuation allowance	(70)	(319)	(1,130)
Other nondeductible expenses	1,398	1,416	1,322
Tax-exempt investment income	(556)	—	—
Other	(803)	(184)	(134)

Federal income taxes	56,289	42,075	24,919
State income taxes	10,595	8,369	3,925

Total income tax expense	$66,884	$50,444	$28,844

Effective tax rate	39.0%	40.0%	38.5%

The Company’s tax rate of 38.5% in 2003 reflects a lower tax rate required on the Wingfoot gain, because of a higher tax basis than book basis. The tax rate for 2003 without this benefit would have been 40.1%.
Income taxes of $70.2 million were paid in 2005, $47.2 million were paid in 2004 and $34.8 million were paid in 2003. Income tax refunds amounted to $8.3 million in 2005, $5.1 million in 2004 and $10.0 million in 2003.
The tax benefit associated with stock options exercised amounted to $3.2 million for 2004 and $1.8 million for 2003. The benefit reflected in the 2005 financial statements is $2.0 million; however, this amount could increase as additional information becomes available to the Company regarding stock sales by employees during 2005. Tax benefits of stock options exercised are not reflected in net income; rather, the benefits are credited to additional paid-in capital.
As of December 31, 2005, the Company had state net operating loss carryovers of approximately $15.5 million. State net operating loss carryovers expire generally in five to ten years.
For financial reporting purposes, the Company had a valuation allowance of approximately $0.9 million for state net operating loss carryovers and $0.1 million for state tax benefits of tax deductible goodwill for which realization is uncertain. During 2005, the net change in the valuation allowance was a $70,000 decrease, which related to a decrease in the valuation allowance for state tax benefits of tax deductible goodwill.
The Company’s federal tax returns for 1995 and 1996 and the returns of an acquired company for 1994 and 1995 have been examined by the Internal Revenue Service (“IRS”). In April 2004, the Company reached a settlement of all issues raised in the examinations. The settlement did not result in any significant additional liabilities to the Company. The Company currently has no other income tax returns under examination by the IRS.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE I — OPERATING LEASES AND COMMITMENTS
Rental expense amounted to approximately $13.9 million in 2005 and $13.2 million in both 2004 and 2003.
The Company’s primary subsidiary, ABF, maintains ownership of most of its larger terminals or distribution centers. ABF leases certain terminal facilities, and Clipper leases its office facilities.
The future minimum rental commitments, net of future minimum rentals to be received under noncancelable subleases, as of December 31, 2005 for all noncancelable operating leases are as follows:

			Equipment
			and
Period	Total	Terminals	Other
		($ thousands)
2006	$12,196	$10,918	$1,278
2007	9,343	8,910	433
2008	6,906	6,906	—
2009	5,500	5,500	—
2010	4,291	4,291	—
Thereafter	6,920	6,920	—

	$45,156	$43,445	$1,711

Certain of the leases are renewable for substantially the same rentals for varying periods. Future minimum rentals to be received under noncancelable subleases totaled approximately $1.0 million at December 31, 2005.
Commitments to purchase revenue equipment and property, which are cancelable by the Company if certain conditions are met, aggregated approximately $37.9 million at December 31, 2005.
NOTE J — LONG-TERM DEBT AND CREDIT AGREEMENT

	December 31
	2005	2004
	($ thousands)
Revolving credit agreement (1)	$—	$—
Capitalized lease obligations (2)	395	313
Other (bears interest at 6.3%)	1,355	1,505

	1,750	1,818
Less current portion	317	388

	$1,433	$1,430

(1)	On June 3, 2005, the Company amended its existing $225.0 million Credit Agreement dated as of September 26, 2003 with Wells Fargo Bank, National Association as Administrative Agent and Lead Arranger; Bank of America, N.A. and SunTrust Bank as Co-Syndication Agents; and Wachovia Bank, National Association and The Bank of Tokyo-Mitsubishi, LTD as Co-Documentation Agents. The amended and restated Credit Agreement has a maturity date of May 15, 2010. The Credit Agreement provides for up to $225.0 million of revolving credit loans (including a $150.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to the commitments of the participating banks.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
At December 31, 2005, there were no outstanding revolver advances and approximately $51.1 million of outstanding letters of credit. Letters of credit are used primarily to secure workers’ compensation obligations under the Company’s self-insurance program. At December 31, 2004, there were no outstanding revolver advances and approximately $54.1 million of outstanding letters of credit. The amount available for borrowing under the Credit Agreement at December 31, 2005 was $173.9 million.
The Credit Agreement contains various covenants, which limit, among other things, indebtedness and dispositions of assets and which require the Company to meet certain quarterly financial ratio tests. As of December 31, 2005, the Company was in compliance with the covenants.
Interest rates under the agreement are at variable rates as defined by the Credit Agreement. The Credit Agreement contains a pricing grid that determines its LIBOR margin, facility fees, utilization fees and letter of credit fees. The Company will pay a utilization fee if the borrowings under the Credit Agreement exceed 50% of the $225.0 million Credit Agreement facility amount. The pricing grid is based on the Company’s senior debt rating agency ratings. A change in the Company’s senior debt ratings could potentially impact its Credit Agreement pricing. The Company is currently rated BBB+ with a positive outlook by S&P and Baa2 with a stable outlook by Moody’s. The Company has no downward rating triggers that would accelerate the maturity of its debt.

(2)	Capitalized lease obligations are for computer equipment. These obligations have a weighted-average interest rate of approximately 4.6%.

The future minimum payments under capitalized leases at December 31, 2005 consisted of the following:

($ thousands)
2006	$158
2007	89
2008	85
2009	85
2010	—

Total minimum lease payments	417
Amounts representing interest	22

Present value of net minimum leases included in long-term debt	$395

Assets held under capitalized leases are included in property, plant and equipment as follows:

	December 31
	2005	2004
	($ thousands)
Service, office and other equipment	$1,364	$1,044
Less accumulated amortization	976	760

	$388	$284

There was a $0.3 million capital lease obligation incurred for computer equipment for the year ended December 31, 2005. There were no capital lease obligations incurred for the year ended December 31, 2004. Capital lease amortization is included in depreciation expense.
Annual maturities of other long-term debt, excluding capitalized lease obligations, in 2006 through 2010 are approximately $0.2 million for each year.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Interest paid was $0.5 million in 2005, $0.2 million in 2004 and $4.8 million in 2003, net of capitalized interest totaling $0.2 million in 2005, 2004 and 2003. The amounts paid in 2005 and 2003 include $28,000 and $3.7 million, respectively, in IRS interest payments. No interest was paid to the IRS during 2004. Interest expense on long-term debt was $0.1 million for both 2005 and 2004 and $1.0 million for 2003.
NOTE K — ACCRUED EXPENSES

	December 31
	2005	2004
	($ thousands)
Accrued salaries, wages and incentive plans	$36,950	$30,553
Accrued vacation pay	37,061	35,250
Accrued interest	154	425
Taxes other than income	6,475	7,139
Loss, injury, damage and workers’ compensation claims reserves	69,200	70,254
Current distribution of supplemental pension plan benefits (see Note L)	12,700	—
Other	6,788	5,010

	$169,328	$148,631

NOTE L — EMPLOYEE BENEFIT PLANS
Nonunion Defined Benefit Pension, Supplemental Pension and Postretirement Health Plans
The Company has a funded noncontributory defined benefit pension plan covering substantially all noncontractual employees hired before January 1, 2006 (see Defined Contribution Plans within this note). Benefits are generally based on years of service and employee compensation. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum contributions not to exceed the maximum amount deductible under the Internal Revenue Code.
The Company also has an unfunded supplemental pension benefit plan (“SBP”) for the purpose of supplementing benefits under the Company’s defined benefit plan. The SBP will pay sums in addition to amounts payable under the defined benefit plan to eligible participants. Participation in the SBP is limited to employees of the Company and ABF who are participants in the Company’s defined benefit plan and who are designated as participants in the SBP by the Company’s Board of Directors. The SBP provides that prior to a participant’s termination, the participant may elect either a lump-sum payment or a deferral of receipt of the benefit. While the plan is unfunded, the Company has $12.6 million and $12.7 million at December 31, 2005 and 2004, respectively, associated with deferral of certain SBP benefits. These amounts are included in other long-term assets. The SBP includes a provision that deferred benefits accrued under the SBP will be paid in the form of a lump sum following a change-in-control of the Company. In January 2006, the Company’s compensation committee of the Board of Directors voted to close the SBP to new entrants and to place a cap on the maximum payment per participant under the SBP to existing participants in the SBP. In the place of the SBP, new executives will participate in a long-term incentive plan that is based 60.0% on the Company’s three year average return on capital employed and 40.0% on operating income growth for specified areas of ABF.
The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life insurance, accident and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums. During May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
No. 106-2”). The Company adopted the provisions of FSP No. 106-2 during the third quarter of 2004. The effect of the subsidy reduced net periodic postretirement benefit expense by $0.3 million for 2004. The prescription drug benefits provided under this plan are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Prescription Drug Act. The Company presently anticipates making eligible gross payments for prescription drug benefits throughout 2006 and receiving the Medicare Part D subsidy on those payments in early 2007, as prescribed in the proposed regulations.
The Company accounts for its pension and postretirement plans in accordance with Statement of Financial Accounting Standards No. 87 (“FAS 87”), Employers’ Accounting for Pensions; Statement of Accounting Standards No. 88 (“FAS 88”), Employers’ Accounting for Settlements and Curtailments of Benefit Pension Plans and for Termination Benefits; Statement of Financial Accounting Standards No. 106 (“FAS 106”), Employers’ Accounting for Postretirement Benefits Other Than Pensions and Statement of Financial Accounting Standards No. 132 (“FAS 132”) and Statement No. 132(R) (“FAS 132(R)”), Employers’ Disclosures about Pensions and Other Postretirement Benefits. The Company uses December 31 as a measurement date and a census date for its nonunion defined benefit pension plan and SBP. The Company uses December 31 as a measurement date and January 1 as a census date for its postretirement health benefit plan.
In years prior to 2005, elective deferrals of benefits from the Company’s SBP were treated as a reduction in the plan’s obligations and were recorded as other long-term liabilities in the Company’s balance sheets. Because the SBP provides specifically for the deferral election, deferred obligations should continue to be included in the obligations of the SBP. As a result, the Company has reclassified the deferral obligations from other liabilities to SBP liabilities for the years ended December 31, 2004 and 2003. The Company has also reclassified expenses related to the deferred obligation from other operating expense to net periodic pension cost for the SBP. The reclassifications had no impact on operating income or net income. The disclosure information in the following tables reflects the reclassifications for the years 2004 and 2003.
The following is a summary of the changes in benefit obligations and plan assets for the Company’s nonunion benefit plans:

	Year Ended December 31
			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2005	2004	2005	2004	2005	2004
	($ thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$179,553	$151,124	$35,596	$34,926	$15,431	$16,688
Service cost	9,315	8,490	768	742	167	134
Interest cost	9,684	9,682	1,953	1,906	804	847
Actuarial loss (gain) and other	4,648	22,375	9,048	2,007	1,792	(1,327)
Benefits and expenses paid	(10,266)	(12,118)	(719)	(3,985)	(841)	(911)

Benefit obligation at end of year	192,934	179,553	46,646	35,596	17,353	15,431

Change in plan assets
Fair value of plan assets at beginning of year	161,348	156,897	—	—	—	—
Actual return on plan assets and other	9,252	15,400	—	—	—	—
Employer contributions	11,299	1,169	719	3,985	841	911
Benefits and expenses paid	(10,266)	(12,118)	(719)	(3,985)	(841)	(911)

Fair value of plan assets at end of year	171,633	161,348	—	—	—	—

Funded status	(21,301)	(18,205)	(46,646)	(35,596)	(17,353)	(15,431)
Unrecognized net actuarial loss	50,918	47,473	17,640	10,006	7,686	6,750
Unrecognized prior service (benefit) cost	(3,762)	(4,684)	6,075	7,634	8	37
Unrecognized net transition (asset) obligation and other	—	(9)	(659)	(885)	934	1,070

Net amount recognized	$25,855	$24,575	$(23,590)	$(18,841)	$(8,725)	$(7,574)

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Amounts recognized in the balance sheets consist of the following:

	Year Ended December 31
			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2005	2004	2005	2004	2005	2004
	($ thousands)
Prepaid benefit cost	$25,855	$24,575	$—	$—	$—	$—
Accrued benefit cost (included in accrued expenses)	—	—	(12,700)	—	—	—
Accrued benefit cost (included in other liabilities)	—	—	(24,954)	(33,159)	(8,725)	(7,574)
Intangible assets (includes prior service cost in other assets)	—	—	6,075	7,634	—	—
Accumulated other comprehensive loss — minimum pension liability (pre-tax)	—	—	7,989	6,684	—	—

Net assets (liabilities) recognized	$25,855	$24,575	$(23,590)	$(18,841)	$(8,725)	$(7,574)

Other information regarding the Company’s defined benefit pension plan is as follows:

	December 31
	2005	2004
	($ thousands)
Projected benefit obligation	$192,934	$179,553
Accumulated benefit obligation	164,623	152,413
Fair value of plan assets	171,633	161,348
The following is a summary of the components of net periodic benefit cost for the Company’s nonunion benefit plans:

	Year Ended December 31
				Supplemental			Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	($ thousands)
Components of net periodic benefit cost
Service cost	$9,315	$8,490	$7,269	$768	$742	$690	$167	$134	$119
Interest cost	9,684	9,682	9,557	1,953	1,906	1,763	804	847	1,004
Expected return on plan assets	(13,018)	(12,552)	(10,083)	—	—	—	—	—	—
Transition (asset) obligation recognition	(8)	(8)	(8)	(227)	(227)	(256)	135	135	135
Amortization of prior service (credit) cost	(922)	(922)	(922)	1,560	1,560	1,560	30	131	131
Recognized net actuarial loss and other(1)	4,968	4,791	5,317	1,414	2,428	963	856	804	1,055

Net periodic benefit cost	$10,019	$9,481	$11,130	$5,468	$6,409	$4,720	$1,992	$2,051	$2,444

(1)	The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Additional information regarding the Company’s nonunion benefit plans:

	Year Ended December 31
				Supplemental			Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	($thousands)
Increase in minimum liability included in other comprehensive loss (pre-tax)	$—	$—	$—	$1,305	$373	$538	$—	$—	$—
Assumptions:
Weighted-average assumptions used to determine nonunion benefit obligations were as follows:

	December 31
			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2005	2004	2005	2004	2005	2004
Discount rate(1)	5.5%	5.5%	5.5%	5.5%	5.5%	5.5%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	—	—

(1)	The discount rate was determined at December 31, 2005 and 2004, respectively.
Weighted-average assumptions used to determine net periodic benefit cost for the Company’s nonunion benefit plans were as follows:

	Year Ended December 31
				Supplemental			Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Discount rate(2)	5.5%	6.0%	6.9%	5.5%	6.0%	6.9%	5.5%	6.0%	6.9%
Expected return on plan assets	8.3%	8.3%	7.9%	—	—	—	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	—	—	—

(2)	The discount rate was determined at December 31, 2004, 2003 and 2002, respectively, for the years 2005, 2004 and 2003.
The Company establishes its nonunion pension plan expected long-term rate of return on assets by considering the historical returns for the current mix of investments in the Company’s pension plan. In addition, consideration is given to the range of expected returns for the pension plan investment mix provided by the plan’s investment advisors. The Company uses the historical information to determine if there has been a significant change in the nonunion pension plan’s investment return history. If it is determined that there has been a significant change, the rate is adjusted up or down, as appropriate, by a portion of the change. This approach is intended to establish a long-term, nonvolatile rate. The Company reduced its long-term expected rate of return utilized in determining its 2006 nonunion pension plan expense to 7.9%, from 8.3% for 2005.
The Company’s discount rate for determining benefit obligations is 5.5% for both December 31, 2005 and 2004. The Company’s discount rate for 2005 was determined by projecting cash distributions from its nonunion pension plan and matching them with the appropriate corporate bond yields in a yield curve regression analysis.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Assumed health care cost trend rates for the Company’s postretirement health benefit plan:

	December 31
	2005	2004
Health care cost trend rate assumed for next year	10.0%	10.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2013
The health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Company’s postretirement health benefit plan for the year ended December 31, 2005:

	1%	1%
	Increase	Decrease
	($ thousands)
Effect on total of service and interest cost components	143	(119)
Effect on postretirement benefit obligation	2,683	(2,261)
The Company’s nonunion defined benefit pension plan weighted-average asset allocation is as follows:

	December 31
	2005	2004

Equity
Large Cap U.S. Equity	35.7%	36.0%
Small Cap Growth	8.2%	7.5%
Small Cap Value	8.2%	8.0%
International Equity	11.9%	11.2%

Fixed Income
U.S. Fixed Income	35.9%	37.2%
Cash Equivalents	0.1%	0.1%

	100.0%	100.0%

The investment strategy for the Company’s nonunion defined benefit pension plan is to maximize the long-term return on plan assets subject to an acceptable level of investment risk, liquidity risk and long-term funding risk. The plan’s long-term asset allocation policy is designed to provide a reasonable probability of achieving a nominal return of 7.0% to 9.0% per year, protecting or improving the purchasing power of plan assets and limiting the possibility of experiencing a substantial loss over a one-year period. Target asset allocations are used for investments.
At December 31, 2005, the target allocations and acceptable ranges were as follows:

	Target	Acceptable
	Allocation	Range

Equity
Large Cap U.S. Equity	35.0%	30.0% — 40.0%
Small Cap Growth	7.5%	5.5% — 9.5%
Small Cap Value	7.5%	5.5% — 9.5%
International Equity	10.0%	8.0% — 12.0%

Fixed Income
U.S. Fixed Income	40.0%	35.0% — 45.0%

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Investment balances and results are reviewed quarterly. Investment segments which fall outside the acceptable range at the end of any quarter are rebalanced based on the target allocation of all segments.
For the Large Cap U.S. Equity segment, the Small Cap Value, the International Equity segment and the U.S. Fixed Income segment, index funds are used as the investment vehicle. The Small Cap Growth investments are in actively managed funds. Investment performance is tracked against recognized market indexes generally using a three-to-five year performance. Certain types of investments and transactions are prohibited or restricted by the Company’s written investment policy, including short sales; purchase or sale of futures; options or derivatives for speculation or leverage; private placements; purchase or sale of commodities; or illiquid interests in real estate or mortgages.
The Company does not expect to have required minimum contributions, but could make tax-deductible contributions to its pension plan in 2006. Based upon currently available information, management of the Company anticipates the contributions to be no more than the estimated maximum tax-deductible contribution of $11.6 million for 2006.
At December 31, 2005, the nonunion defined benefit pension plan’s assets did not include any shares of the Company’s Common Stock.
Estimated future benefit payments from the Company’s nonunion defined benefit pension, supplemental pension and postretirement health plans, which reflect expected future service, as appropriate, are as follows:

		Supplemental	Postretirement
	Pension	Pension	Health
	Benefits	Plan Benefits	Benefits

2006	$12,966	$24,033	$605
2007	14,645	739	695
2008	14,341	—	822
2009	14,157	—	853
2010	13,987	4,397	949
2011-2015	68,049	21,087	5,558
Multiemployer Plans
Retirement and health care benefits for ABF’s contractual employees are provided by a number of multi-employer plans, under the provisions of the Taft-Hartley Act. The trust funds are administered by trustees, who generally are appointed equally by the IBT and certain management carrier organizations. ABF is not directly involved in the administration of the trust funds. ABF contributes to these plans monthly based on the hours worked by its contractual employees, as specified in the National Master Freight Agreement and other supporting supplemental agreements. No amounts are required to be paid beyond ABF’s monthly contractual obligations based on the hours worked by its employees, except as discussed below.
ABF has contingent liabilities for its share of the unfunded liabilities of each plan to which it contributes. ABF’s contingent liability for a plan would be triggered if it were to withdraw from that plan. ABF has no current intention of withdrawing from any of the plans. Previously, information regarding the funded status of the various plans and an estimate of ABF’s contingent withdrawal liabilities were not accessible. Now, because of

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
improved disclosure and cooperation from the multiemployer plans, more of this information is available. As a result, ABF has gathered data from the majority of these plans and currently estimates its total contingent withdrawal liabilities for these plans to be approximately $500 million, on a pre-tax basis. Though the best information available to ABF was used in computing this estimate, it is calculated with numerous assumptions, is not current and is continually changing. If ABF did incur withdrawal liabilities, those amounts would generally be payable over a period of 10 to 15 years.
Aside from the withdrawal liabilities, ABF would only have an obligation to pay an amount beyond its contractual obligations if it received official notification of a funding deficiency. ABF has not received notification of a funding deficiency and has no expectation of receiving notification of a funding deficiency for any of the plans to which it contributes. The amount of any potential funding deficiency, if it were to materialize in the future, should be substantially less than the full withdrawal liability for each plan.
There are several factors that can provide a positive impact on the funding status of these plans. These factors include: reductions in member benefits, an increase in the contractual contributions by the participating employers or improved investment returns on plan assets. Any combination of these items has the potential for positively affecting the funding status. In addition, the Central States Southeast and Southwest Area Pension Fund (“Central States”), to which ABF makes approximately 50% of its contributions, recently received a ten-year extension from the IRS of the period over which it amortizes unfunded liabilities. For the foreseeable future, this extension should help the Central States fund avoid a funding deficiency. Multiemployer plan funding issues, including mandatory information disclosure, are currently being addressed in proposed pension plan legislation in both houses of the United States Congress.
ABF’s aggregate contributions to the multiemployer health, welfare and pension plans for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
		($ thousands)
Health and welfare	$100,608	$97,970	$90,427
Pension	91,981	82,094	77,110

Total contributions to multiemployer plans	$192,589	$180,064	$167,537

Deferred Compensation Plans
The Company has deferred compensation agreements with certain executives for which liabilities aggregating $6.0 million and $5.3 million as of December 31, 2005 and 2004, respectively, have been recorded as other liabilities in the accompanying consolidated financial statements. The deferred compensation agreements include a provision that immediately vests all benefits and, at the executive’s election, provides for a lump-sum payment upon a change-in-control of the Company. In January 2006, the Company’s Compensation Committee of the Board of Directors voted to close the deferred compensation plan to new entrants. In place of the deferred compensation plan, new executives will participate in a long-term incentive plan that is based 60.0% on the Company’s three year average return on capital employed and 40.0% on operating income growth for specified areas of ABF.
An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $1.8 million and $1.9 million at December 31, 2005 and 2004, respectively, for future costs under this plan, reflected as other liabilities in the accompanying consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The Company maintains a Voluntary Savings Plan (“VSP”). The VSP is a nonqualified deferred compensation plans for certain executives of the Company and certain subsidiaries. Eligible employees are allowed to defer receipt of a portion of their regular compensation, incentive compensation and other bonuses into the VSP by making an election before the compensation is payable. The Company credits participants’ accounts with applicable matching contributions and rates of return based on investments selected by the participants from the investments available in the plan. All deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. As of December 31, 2005 and December 31, 2004, the Company has recorded liabilities of $15.1 million and $16.4 million, respectively, in other liabilities and assets of $15.1 million and $16.4 million, respectively, in other assets associated with the VSP.
Defined Contribution Plans
The Company and its subsidiaries have various defined contribution 401(k) plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 50.0% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of nonunion participant contributions up to a specified compensation limit ranging from 0% to 6%. The plans also allow for discretionary Company contributions determined annually. The Company’s matching expense for the 401(k) plans totaled $4.5 million for 2005 and $3.9 million for both 2004 and 2003.
Beginning January 1, 2006, all new nonunion employees of the Company began participating in a new, more flexible defined contribution plan into which the Company will make discretionary contributions. Participants will be fully vested in the contributions made to their account after five years of service. For new employees, this plan replaces the Company’s nonunion defined benefit pension plan. All employees who were participants in the defined benefit pension plan on December 31, 2005 will continue in that plan. The Company made no contributions to this plan during 2005, but will begin doing so in early 2007, based upon 2006 plan participation. During 2006, the combined cost of the new nonunion defined contribution plan and the nonunion defined benefit plan is expected to be substantially similar to the expense that would have been incurred if the Company had retained the defined benefit plan for all new nonunion employees. The Company anticipates making contributions in the range of $0.4 million to $0.6 million for 2006. However, because the contributions are discretionary, amounts could be outside of this range.
Other Plans
Other assets include $38.9 million and $32.0 million at December 31, 2005 and 2004, respectively, in cash surrender value of life insurance policies. These policies are intended to provide funding for long-term nonunion benefit arrangements such as the Company’s SBP and certain deferred compensation plans.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE M — OPERATING SEGMENT DATA
The Company used the “management approach” to determine its reportable operating segments, as well as to determine the basis of reporting the operating segment information. The management approach focuses on financial information that the Company’s management uses to make decisions about operating matters. Management uses operating revenues, operating expense categories, operating ratios, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operating segments.
During the periods being reported on, the Company operated in two reportable operating segments:
(1) ABF and (2) Clipper (see Note E regarding the sale and exit of Clipper’s LTL division in 2003). A discussion of the services from which each reportable segment derives its revenues is as follows:
ABF is headquartered in Fort Smith, Arkansas, and provides direct service to over 97% of the cities in the United States having a population of 25,000 or more. ABF offers national, interregional and regional transportation of general commodities through standard, expedited and guaranteed LTL services. Clipper is headquartered in Woodridge, Illinois. Clipper offers domestic intermodal freight services, utilizing transportation movement over the road and on the rail.
The Company’s other business activities and operating segments that are not reportable include FleetNet America, Inc., a third-party vehicle maintenance company; Arkansas Best Corporation, the parent holding company; and Transport Realty, Inc., a real estate subsidiary of the Company, as well as other subsidiaries.
During 2005, land and structures formerly leased by ABF from Transport Realty, Inc. (included in the “Other” segment) were combined with the ABF segment and, as a result, are included in the ABF segment assets at December 31, 2005. Reclassifications of prior periods would be impractical and therefore have not been done.
The Company eliminates intercompany transactions in consolidation. However, the information used by the Company’s management with respect to its reportable segments is before intersegment eliminations of revenues and expenses. Intersegment revenues and expenses are not significant.
Further classifications of operations or revenues by geographic location beyond the descriptions provided above are impractical and, therefore, not provided. The Company’s foreign operations are not significant.
The following tables reflect reportable operating segment information for the Company, as well as a reconciliation of reportable segment information to the Company’s consolidated operating revenues, operating expenses, operating income and consolidated income before income taxes:

	Year Ended December 31
	2005	2004	2003
		($ thousands)
OPERATING REVENUES
ABF	$1,708,961	$1,585,384	$1,397,953
Clipper (see Note E)	108,504	95,985	126,768
Other revenues and eliminations	42,804	34,394	30,323

Total consolidated operating revenues	$1,860,269	$1,715,763	$1,555,044

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

	Year Ended December 31
	2005	2004	2003
		($ thousands)
OPERATING EXPENSES AND COSTS
ABF
Salaries, wages and benefits	$1,006,188	$966,977	$891,732
Supplies and expenses	254,774	206,692	178,002
Operating taxes and licenses	44,534	42,537	39,662
Insurance	27,724	24,268	24,397
Communications and utilities	14,156	14,160	14,463
Depreciation and amortization	55,106	47,640	44,383
Rents and purchased transportation	148,479	153,043	124,039
Other	4,356	3,438	3,817
(Gain) on sale of equipment	(1,984)	(1,195)	(311)

	1,553,333	1,457,560	1,320,184

Clipper (see Note E)
Cost of services	96,823	86,971	109,554
Selling, administrative and general	8,594	8,174	16,144
Exit costs — Clipper LTL	—	—	1,246
Loss on sale or impairment of equipment and software	27	14	245

	105,444	95,159	127,189

Other expenses and eliminations	47,307	38,745	34,491

Total consolidated operating expenses and costs	$1,706,084	$1,591,464	$1,481,864

OPERATING INCOME (LOSS)
ABF	$155,628	$127,824	$77,769
Clipper (see Note E)	3,060	826	(421)
Other loss and eliminations	(4,503)	(4,351)	(4,168)

Total consolidated operating income	$154,185	$124,299	$73,180

TOTAL CONSOLIDATED OTHER INCOME (EXPENSE)
Net gains on sales of property and other	$15,398	$468	$643
Short-term investment income	2,382	440	93
Gain on sale of Wingfoot	—	—	12,060
Gain on sale of Clipper LTL	—	—	2,535
Fair value changes and payments on interest rate swap	—	509	(10,257)
Interest expense and other related financing costs	(2,157)	(1,359)	(4,911)
Other, net	1,702	1,616	1,611

	17,325	1,674	1,774

TOTAL CONSOLIDATED INCOME BEFORE INCOME TAXES	$171,510	$125,973	$74,954

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The following tables provide asset, capital expenditure and depreciation and amortization information by reportable operating segment for the Company, as well as reconciliations of reportable segment information to the Company’s consolidated assets, capital expenditures and depreciation and amortization:

	Year Ended December 31
	2005	2004	2003
		($ thousands)
IDENTIFIABLE ASSETS
ABF	$633,536	$559,252	$499,310
Clipper	23,672	25,153	33,685
Other and eliminations(1)	259,194	222,340	164,230

Total consolidated identifiable assets	$916,402	$806,745	$697,225

CAPITAL EXPENDITURES (GROSS)
ABF	$91,321	$75,266	$51,668
Clipper	137	1,428	4,733
Other equipment and information technology purchases(2)	1,980	2,839	11,801

Total consolidated capital expenditures (gross)(2)	$93,438	$79,533	$68,202

DEPRECIATION AND AMORTIZATION EXPENSE
ABF	$55,106	$47,640	$44,383
Clipper	1,809	1,920	2,006
Other	4,936	5,200	5,536

Total consolidated depreciation and amortization expense	$61,851	$54,760	$51,925

(1)	Other includes cash and short-term investments.

(2)	Includes assets acquired through capital leases.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE N — FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed below and capitalized leases:
Cash and Cash Equivalents: Cash and cash equivalents are reported in the balance sheets at fair value.
Short-Term Investments: Short-term investments are reported in the balance sheets at fair value.
Long- and Short-Term Debt: The carrying amount of the Company’s borrowings under its revolving Credit Agreement approximates its fair value, since the interest rate under this agreement is variable. However, at December 31, 2005 and 2004, the Company had no borrowings under its revolving Credit Agreement. The fair value of the Company’s other long-term debt was estimated using current market rates.
The carrying amounts and fair value of the Company’s financial instruments at December 31 are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
			($ thousands)
Cash and cash equivalents	$5,767	$5,767	$32,359	$32,359
Short-term investments	$121,239	$121,239	$38,514	$38,514
Short-term debt	$160	$169	$151	$155
Long-term debt	$1,194	$1,226	$1,354	$1,374
Interest Rate Instruments
The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates.
As discussed in Note G, the Company’s interest rate swap matured on April 1, 2005. After April 1, 2005, all borrowings under the Company’s Credit Agreement are subject to market risk. A 100-basis-point change in interest rates on Credit Agreement borrowings would change annual interest cost by $100,000 per $10.0 million of borrowings.
During 2005, the Company made no borrowings and had no outstanding debt obligations under the Credit Agreement.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE O — EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31
	2005	2004	2003
	($ thousands, except share and per share data)
Numerator:
Numerator for diluted earnings per share — Net income for common stockholders	$104,626	$75,529	$46,110

Denominator:
Denominator for basic earnings per share — Weighted-average shares	25,328,975	25,208,151	24,914,345
Effect of dilutive securities:
Restricted stock awards	22,667	—	—
Employee stock options	389,898	466,002	498,270

Denominator for diluted earnings per share — Adjusted weighted-average shares	25,741,540	25,674,153	25,412,615

NET INCOME PER SHARE

Basic	$4.13	$3.00	$1.85

Diluted	$4.06	$2.94	$1.81

For the years ended December 31, 2005 and 2004, the Company had no outstanding stock options granted that were antidilutive. For the year ended December 31, 2003, the Company had 265,321 outstanding stock options that were antidilutive and, therefore, were not included in the diluted-earnings-per-share calculations.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE P — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The tables below present unaudited quarterly financial information for 2005 and 2004:

	2005
	Three Months Ended
	March 31	June 30	September 30	December 31
	($ thousands, except share and per share data)
Operating revenues	$417,278	$456,660	$489,885	$496,446
Operating expenses and costs	399,853	417,919	439,802	448,510

Operating income	17,425	38,741	50,083	47,936
Other income (expense) — net	(101)	(357)	16,437	1,345
Income taxes	6,860	14,977	25,953	19,093

Net income	$10,464	$23,407	$40,567	$30,188

Net income per share — basic	$0.41	$0.93	$1.61	$1.20

Average shares outstanding — basic	25,317,178	25,296,462	25,174,584	25,129,739

Net income per share — diluted	$0.41	$0.91	$1.59	$1.18

Average shares outstanding — diluted	25,806,761	25,613,400	25,531,101	25,571,283

	2004
	Three Months Ended
	March 31	June 30	September 30	December 31
	($ thousands, except share and per share data)
Operating revenues	$374,844	$424,488	$461,888	$454,539
Operating expenses and costs	366,554	392,498	417,663	414,750

Operating income	8,290	31,990	44,225	39,789
Other income (expense) — net	(818)	334	1,191	971
Income taxes	3,011	13,026	18,047	16,358

Net income	$4,461	$19,298	$27,369	$24,402

Net income per share — basic	$0.18	$0.77	$1.09	$0.97

Average shares outstanding — basic	24,984,285	24,951,173	25,067,784	25,217,419

Net income per share — diluted	$0.18	$0.76	$1.07	$0.95

Average shares outstanding — diluted	25,389,786	25,321,028	25,546,370	25,763,917

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE Q — LEGAL PROCEEDINGS, ENVIRONMENTAL MATTERS AND OTHER EVENTS
Various legal actions, the majority of which arise in the normal course of business, are pending. The Company maintains liability insurance against certain risks arising out of the normal course of its business, subject to certain self-insured retention limits. The Company has accruals for certain legal and environmental exposures. None of these legal actions are expected to have a material adverse effect on the Company’s financial condition, cash flows or results of operations.
The Company’s subsidiaries store fuel for use in tractors and trucks in approximately 72 underground tanks located in 23 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with all such regulations. The Company’s underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.
The Company has received notices from the Environmental Protection Agency (“EPA”) and others that it has been identified as a potentially responsible party (“PRP”) under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company’s or its subsidiaries’ involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $123,000 over the last 10 years, primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.
As of December 31, 2005 and 2004, the Company had accrued approximately $1.5 million and $3.3 million, respectively, to provide for environmental-related liabilities. See Note S regarding the sale of properties that were being leased to G.I. Trucking and G.I. Trucking’s assumption of environmental liabilities as a result of the sale. The Company’s environmental accrual is based on management’s best estimate of the liability. The Company’s estimate is founded on management’s experience in dealing with similar environmental matters and on actual testing performed at some sites. Management believes that the accrual is adequate to cover environmental liabilities based on the present environmental regulations. It is anticipated that the resolution of the Company’s environmental matters could take place over several years. Accruals for environmental liability are included in the balance sheets as accrued expenses.
NOTE R — EXCESS INSURANCE CARRIERS
Reliance Insurance Company (“Reliance”) was the Company’s excess insurer for workers’ compensation claims above $300,000 for the years 1993 through 1999. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims. For claims not accepted by state guaranty funds, the Company has continually maintained reserves since 2001 for its estimated exposure to the Reliance liquidation. During the second quarter of 2004, the Company began receiving notices of rejection from the California Insurance Guarantee Association (“CIGA”) on certain claims previously accepted by this guaranty fund and, as a result, recorded additional reserves of $2.7 million. At December 31, 2004, the Company’s reserve for Reliance exposure was $4.2 million. In the fourth quarter of 2005, clarification was received from CIGA that, under a new state law, certain claims in the excess layer would be covered by the California guaranty fund. As a result, the Company was able to reduce its reserves for Reliance by $1.8 million. As of December 31, 2005, the Company estimated its workers’ compensation claims insured by Reliance to be approximately $7.2 million, of which approximately $4.3 million

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

have been accepted by state guaranty funds, leaving the Company with a net exposure amount of approximately $2.9 million. At December 31, 2005, the Company had reserved $2.4 million in its financial statements for its estimated exposure to Reliance. The Company’s reserves are determined by reviewing the most recent financial information available for Reliance from the Pennsylvania Insurance Department. The Company anticipates receiving either full reimbursement from state guaranty funds or partial reimbursement through orderly liquidation; however, this process could take several years.
Kemper Insurance Companies (“Kemper”) insured the Company’s workers’ compensation excess claims for the period from 2000 through 2001. In March 2003, Kemper announced that it was discontinuing its business of providing insurance coverage. Lumbermen’s Mutual Casualty Company, the Kemper company which insures the Company’s excess claims, received audit opinions with a going-concern explanatory paragraph on its 2004, 2003 and 2002 statutory financial statements. The Company has not received any communications from Kemper regarding any changes in the handling of the Company’s existing excess insurance coverage with Kemper. The Company is uncertain as to the future impact this will have on insurance coverage provided by Kemper to the Company during 2000 and 2001. The Company estimates its workers’ compensation claims insured by Kemper to be approximately $2.8 million and $1.9 million, respectively, at December 31, 2005 and 2004. At both December 31, 2005 and 2004, the Company had $0.2 million of reserves recorded in its financial statements for its potential exposure to Kemper, based upon Kemper’s financial information that is available to the Company.
NOTE S — SALE OF PROPERTIES TO G.I. TRUCKING COMPANY
On August 1, 2001, the Company sold the stock of G.I. Trucking for $40.5 million in cash to a company formed by the senior executives of G.I. Trucking and Estes Express Lines (“Estes”). The Company retained ownership of three California terminal facilities and agreed to lease them to G.I. Trucking for a period of up to four years. The lease agreements contained purchase options for G.I. Trucking to purchase the three terminals.
During the second quarter of 2005, G.I. Trucking gave notice that it was exercising its rights to purchase these terminals. As a result, the Company reclassified $5.3 million from land and structures to assets held for sale.
On July 27, 2005, the Company closed the transaction for the sale of three terminals that were being leased to G.I. Trucking. As a result, the Company recognized an after-tax gain of approximately $9.8 million, or $0.38 per diluted common share, in the third quarter of 2005. The gain included the elimination of a $1.3 million reserve for an environmental obligation that was assumed by G.I. Trucking.
NOTE T — RECENT ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued Statement No. 123(R) (“FAS 123(R)”), Share-Based Payment. FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. On April 14, 2005, the SEC announced the adoption of an amendment to the required compliance dates for FAS 123(R). The Company adopted this statement on January 1, 2006 using the modified-prospective approach. The impact, in the first quarter of 2006, of prior expensing unvested stock option grants is estimated to be approximately $0.02 per diluted common share, net of estimated tax benefits and $0.01 per diluted common share, net of estimated tax benefits, for the second, third and fourth quarters of 2006.
NOTE U — SUBSEQUENT EVENTS (UNAUDITED)
In February, 2006, the Company purchased 100,000 shares of the Company’s Common Stock for a total cost of $4.3 million. These common shares were added to the Company’s Treasury Stock. On January 25, 2006, the Board of Directors of the Company declared a dividend of $0.15 per share to stockholders of record on February 8, 2006.

CONTROLS AND PROCEDURES

ARKANSAS BEST CORPORATION
MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL
OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors of the Company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted its evaluation of the effectiveness of internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2005.
The Company’s registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears on the following page.

ARKANSAS BEST CORPORATION
(Registrant)

Date: February 24, 2006	/s/ Robert A. Davidson

Robert A. Davidson
President — Chief Executive Officer and
Principal Executive Officer

ARKANSAS BEST CORPORATION
(Registrant)

Date: February 24, 2006	/s/ Judy R. McReynolds

Judy R. McReynolds
Senior Vice President — Chief Financial Officer, Treasurer
and Principal Accounting Officer

CONTROLS AND PROCEDURES — continued

REPORT OF ERNST & YOUNG LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
Arkansas Best Corporation
We have audited management’s assessment, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting, that Arkansas Best Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arkansas Best Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Arkansas Best Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Arkansas Best Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Arkansas Best Corporation and our report dated February 17, 2006, expressed an unqualified opinion thereon.
               Ernst & Young LLP
Tulsa, Oklahoma
February 17, 2006