Form 10-K, Exhibit 13
period 2006-12-31
ARKANSAS BEST CORP /DE/
filed 2007-02-23
CIK 894405

EXHIBIT 13
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk
The Report of the Independent Registered Public Accounting Firm, Consolidated
Financial Statements, including the notes thereto
Controls and Procedures

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The Common Stock of Arkansas Best Corporation (the “Company”) trades on The Nasdaq Stock Market LLC under the symbol “ABFS.” The following table sets forth the high and low recorded last sale prices of the Common Stock during the periods indicated as reported by Nasdaq and the cash dividends declared:

			Cash
	High	Low	Dividend

2006
First quarter	$45.42	$39.12	$0.15
Second quarter	50.21	39.01	0.15
Third quarter	50.57	41.74	0.15
Fourth quarter	49.45	35.69	0.15

2005
First quarter	$44.93	$37.75	$0.12
Second quarter	38.10	30.52	0.12
Third quarter	36.32	32.35	0.15
Fourth quarter	45.50	32.80	0.15
At February 21, 2007, there were 25,151,122 shares of the Company’s Common Stock outstanding, which were held by 462 stockholders of record.
The Company expects to continue the quarterly dividends in the foreseeable future, although there can be no assurances in this regard since future dividends will be at the discretion of the Board of Directors and will depend upon the Company’s future earnings, capital requirements, financial condition and other factors. On January 23, 2007, the Board of Directors of the Company declared a dividend of $0.15 per share to stockholders of record on February 6, 2007.
The Company has a program to repurchase its Common Stock in the open market or in privately negotiated transactions. The Company’s Board of Directors authorized stock repurchases of up to $25.0 million in 2003 and an additional $50.0 million in 2005. The repurchases may be made either from the Company’s cash reserves or from other available sources. The program has no expiration date but may be terminated at any time at the Board’s discretion.
The following table summarizes the Company’s repurchase activity for the three months ended December 31, 2006:

				Maximum Dollar
			Total Number of	Value of Shares
	Total Number	Average	Shares Purchased	That May Yet Be
	of Shares	Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	Per Share	Announced Program	the Program

October 2006	71,400	$40.99	1,314,550	$30,331,437
November 2006	178,600	40.32	1,493,150	$23,129,901
December 2006	—	—	1,493,150	$23,129,901

Total Fourth Quarter 2006	250,000	$40.51

The total shares repurchased by the Company, since the inception of the program, have been made at an average price of $34.74 per share.

Selected Financial Data

	Year Ended December 31
	2006(1, 2)	2005(13, 14)	2004(13, 14)	2003(13, 14)	2002(13, 14)
	($ thousands, except per share data)
Statement of Income Data:
Operating revenues	$1,860,477	$1,752,017	$1,619,779	$1,428,276	$1,329,642
Operating income(3, 4, 5)	124,679	166,524	123,941	86,303	70,621
Short-term investment income	4,996	2,382	440	93	209
IRS interest settlement(6)	—	—	—	—	5,221
Fair value changes and payments on swap(7)	—	—	509	(10,257)	—
Interest expense and other related financing costs	1,119	2,157	1,359	4,911	8,957
Other income – net	2,963	1,702	1,489	1,554	312
Income from continuing operations before income taxes	131,519	168,451	125,020	72,782	67,406
Provision for income taxes	51,018	65,698	50,073	27,994	27,365
Income from continuing operations	80,501	102,753	74,947	44,788	40,041
Discontinued operations, net of tax(8, 9)	3,593	1,873	582	1,322	714
Cumulative effect of a change in accounting principle, net of tax benefits of $13,580(10)	—	—	—	—	(23,935)
Reported net income	84,094	104,626	75,529	46,110	16,820
Income from continuing operations before accounting change per common share, diluted	3.16	3.99	2.92	1.76	1.57
Reported net income per common share, diluted	3.30	4.06	2.94	1.81	0.66
Cash dividends paid per common share(11)	0.60	0.54	0.48	0.32	—
Balance Sheet Data:
Total assets	938,716	921,060	811,151	703,678	761,293
Current portion of long-term debt	249	317	388	353	328
Long-term debt (including capital leases and excluding current portion)	1,184	1,433	1,430	1,826	112,151
Other Data:
Gross capital expenditures	147,463	93,438	79,533	68,202	58,313
Net capital expenditures(12)	135,550	64,309	63,623	60,373	46,439
Depreciation and amortization of property, plant and equipment	67,727	61,851	54,760	51,925	49,219

(1)	Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified-prospective transition method (see Notes B and C to the Company’s consolidated financial statements).

(2)	On December 31, 2006, the Company adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). See Note J to the Company’s consolidated financial statements for further discussion of the effect of adopting FAS 158.

(3)	2006 operating income includes pre-tax pension settlement expense of $10.2 million as a result of the Company settling supplemental pension benefit obligations of $26.5 million (see Note J to the Company’s consolidated financial statements).

(4)	2005 operating income includes a pre-tax gain of $15.4 million from the sale of properties to G.I. Trucking Company (see Note Q to the Company’s consolidated financial statements).

(5)	2003 operating income includes a pre-tax gain of $12.1 million from the sale of the Company’s 19% ownership interest in Wingfoot Commercial Tire Systems, LLC.

(6)	Reduction of interest accrual due to Internal Revenue Service (“IRS”) settlement of examination.

(7)	Fair value changes and payments on the interest rate swap (see Note E to the Company’s consolidated financial statements). The swap matured on April 1, 2005.

(8)	2006 income from discontinued operations, net of tax, includes the gain on the sale of Clipper Exxpress Company (“Clipper”) on June 15, 2006 (see Note R to the Company’s consolidated financial statements).

(9)	2003 income from discontinued operations, net of tax, includes the gain of $2.5 million on the sale of Clipper’s less-than-truckload vendor and customer lists on December 31, 2003.

(10)	Noncash impairment loss of $23.9 million, net of taxes ($0.94 per diluted common share), due to the impairment of Clipper goodwill.

(11)	Cash dividends on the Company’s Common Stock were suspended by the Company as of the second quarter of 1996. On January 23, 2003, the Company announced that its Board had declared a quarterly cash dividend of eight cents per share. On January 28, 2004, the Board increased the quarterly cash dividend to twelve cents per share, and on July 28, 2005, the Board increased the quarterly cash dividend to fifteen cents per share.

(12)	Capital expenditures, net of proceeds from the sale of property, plant and equipment.

(13)	Selected financial data is not comparable to previously presented information due to the restatement for discontinued operations of Clipper, which was sold on June 15, 2006 (see Note R to the Company’s consolidated financial statements).

(14)	Certain prior year amounts have been reclassified to conform to the current year presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Arkansas Best Corporation (the “Company”), a Delaware corporation, is a holding company engaged through its subsidiaries primarily in motor carrier transportation operations. After the sale of Clipper, the principal subsidiaries of the Company are ABF Freight System, Inc. (“ABF”) and FleetNet America, Inc. (“FleetNet”).
Critical Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates under different assumptions or conditions.
The Company’s accounting policies (see Note B to the Company’s consolidated financial statements) that are “critical,” or the most important, to understand the Company’s financial condition and results of operations and that require management of the Company to make the most difficult judgments are described as follows.
Revenue Recognition: Management of the Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit for recognition in the appropriate reporting period under the Company’s accounting policy for revenue recognition. The Company uses a method prescribed by Emerging Issues Task Force Issue No. 91-9 Revenue and Expense Recognition for Freight Services in Process (“EITF 91-9”), where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred. Because the bill-by-bill methodology utilizes the approximate location of the shipment in the delivery process to determine the revenue to recognize, management of the Company believes it to be a reliable method. The Company reports revenue and purchased transportation expense, on a gross basis, for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Nonunion Pension Expense: The Company has a noncontributory defined benefit pension plan covering substantially all noncontractual employees hired before January 1, 2006. Benefits are generally based on years of service and employee compensation. The Company’s pension expense and related asset and liability balances are estimated based upon a number of assumptions and using the services of a third-party actuary. The assumptions with the greatest impact on the Company’s expense are the expected return on plan assets, the discount rate used to discount the plan’s obligations and the assumed compensation cost increase.
The following table provides the key assumptions the Company used for 2006 compared to those it anticipates using for 2007 pension expense:

	Year Ended December 31
	2007	2006
Discount rate	5.8%	5.5%
Expected return on plan assets	7.9%	7.9%
Rate of compensation increase	4.0%	4.0%
The assumptions used directly impact the pension expense for a particular year. If actual results vary from the assumption, an actuarial gain or loss is created and amortized into pension expense over the average remaining service period of the plan participants beginning in the following year. The Company’s discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. A quarter percentage point decrease in the pension plan discount rate would increase annual pension expense by $0.3 million. The Company establishes the expected rate of return on its pension plan assets by considering the historical returns for the plan’s current investment mix and its investment advisor’s range of expected returns for the plan’s current investment mix. A decrease in expected returns on plan assets and actuarial losses increase the Company’s pension expense. A one percentage point decrease in the pension plan expected rate of return would increase annual pension expense by approximately $1.8 million on a pre-tax basis.
At December 31, 2006, the Company’s nonunion pension plan had $36.8 million in unamortized actuarial losses, for which the amortization period is approximately ten years. The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach. The Company’s 2007 pension expense will include amortization of actuarial losses of approximately $3.7 million. The comparable amounts for 2006 and 2005 were $5.5 million and $5.0 million, respectively. The Company’s 2007 total pension expense will be available for its first quarter 2007 Form 10-Q filing and is expected to be lower than the 2006 pension expense based upon currently available information.
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their postretirement benefit plans in the balance sheet and provide additional disclosures. On December 31, 2006, the Company adopted FAS 158. See Note J to the Company’s consolidated financial statements for further discussion of the effect of adopting FAS 158.
Share-Based Compensation: Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified-prospective transition method, which requires that the fair value of unvested stock options be recognized in the income statement, over the remaining vesting period. See Notes B and C to the Company’s consolidated financial statements for disclosures related to share-based compensation. The grant date fair value of stock options, which were awarded prior to the adoption of FAS 123(R), was estimated based on a Black-Scholes-Merton option pricing model that utilizes several assumptions, including expected volatility, weighted-average life and a risk-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
free interest rate. Expected volatilities were estimated using the historical volatility of the Company’s stock, based upon the expected term of the option. The Company was not aware of information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The Company has not granted stock options since January 2004, and therefore, compensation expense will be impacted by the cost of stock options, which is based on estimated grant date fair values and assumed forfeitures, until outstanding awards are fully vested in January 2009.
Prior to the adoption of FAS 123(R), the Company accounted for share-based compensation under the “intrinsic value method” and the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no share-based compensation expense associated with the Company’s stock options was recognized in periods prior to 2006 as all options were granted with an exercise price no less than the market value of the underlying Common Stock on the date of grant.
In 2005 and 2006, the Company granted restricted stock under its share-based compensation program. The Company amortizes the fair value of restricted stock awards, which is based on the closing market price on the date of grant, to compensation expense generally on a straight-line basis over the vesting period, taking into consideration an estimate of shares expected to vest.
Insurance Reserves: The Company is self-insured up to certain limits for workers’ compensation and certain third-party casualty claims. For 2006 and 2005, these limits are $1.0 million for each cargo loss, $1.0 million for each workers’ compensation loss and generally $1.0 million for each third-party casualty loss. Workers’ compensation and third-party casualty claims liabilities recorded in the financial statements total $73.9 million and $65.2 million at December 31, 2006 and 2005, respectively. The Company does not discount its claims liabilities.
Under the Company’s accounting policy for claims, management estimates the development of the claims by applying the Company’s historical claim development factors to incurred claim amounts. Actual payments may differ from management’s estimates as a result of a number of factors, including increases in medical costs and other case-specific factors. The actual claims payments are charged against the Company’s accrued claims liabilities and have been reasonable on an overall basis with respect to the estimates of the liabilities made under the Company’s methodology.
The accompanying consolidated balance sheets include reclassifications to report expected recoveries from insurance carriers for amounts which have been paid by the Company for claims above the self-insurance retention level in other accounts receivable, net of allowances. Prior to this reclassification, these amounts were recorded as a reduction to accrued expenses.
Recent Accounting Pronouncements
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which is effective for the Company beginning January 1, 2008. This statement permits companies to choose to measure selected financial assets and liabilities at fair value. The Company is currently evaluating the effect, if any, this statement will have on the Company’s consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. Adoption of this statement, which is effective for the Company beginning January 1, 2008, is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, was issued. This interpretation provides guidance for the recognition and measurement of tax positions and related reporting and disclosure requirements. Adoption of this interpretation, which is effective for the Company beginning January 1, 2007, is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”), which requires the application of the provisions of FASB Statement of Financial Accounting Standards No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“FAS 106”), to endorsement split-dollar life insurance arrangements. FAS 106 would require the Company to recognize a liability for the discounted future benefit obligation that the Company will have to pay upon the death of the underlying insured employee. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. Adoption of EITF 06-4, which is currently effective for the Company beginning January 1, 2008, is not expected to have a material effect on the Company’s consolidated financial statements.
Liquidity and Capital Resources
The Company’s primary sources of liquidity are cash generated by operations, short-term investments and borrowing capacity under its revolving Credit Agreement.
Cash Flow and Short-Term Investments: Cash and cash equivalents and short-term investments totaled $140.3 million at December 31, 2006 and $127.0 million at December 31, 2005.
During 2006, cash provided from operations of $168.5 million, proceeds from the sale of Clipper of $21.5 million and proceeds from asset sales of $11.9 million were used to purchase revenue equipment and other property and equipment totaling $147.5 million, pay dividends on Common Stock of $15.3 million and purchase 650,000 shares of the Company’s Common Stock for $26.9 million (see Note C to the Company’s consolidated financial statements).
During 2005, cash provided from operations of $147.5 million and proceeds from asset sales of $29.1 million were used to purchase revenue equipment and other property and equipment totaling $93.1 million, pay dividends on Common Stock of $13.7 million and purchase 371,650 shares of the Company’s Common Stock for $12.6 million.
During 2004, cash provided from operations of $137.0 million and proceeds from asset sales of $15.9 million were used to purchase revenue equipment and other property and equipment totaling $79.5 million, pay dividends on Common Stock of $12.0 million and purchase 271,500 shares of the Company’s Common Stock for $7.5 million.
Credit Agreement: The Company has a $225.0 million Credit Agreement dated as of June 3, 2005 with Wells Fargo Bank, National Association as Administrative Agent and Lead Arranger; Bank of America, N.A. and SunTrust Bank as Co-Syndication Agents; and Wachovia Bank, National Association and The Bank of Tokyo-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Mitsubishi, LTD as Co-Documentation Agents. The Credit Agreement has a maturity date of May 15, 2010, provides for up to $225.0 million of revolving credit loans (including a $150.0 million sublimit for letters of credit) and allows the Company to extend the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to receiving the commitments of the participating banks.
At December 31, 2006, there were no outstanding revolver advances and approximately $51.3 million of outstanding letters of credit, resulting in borrowing capacity of $173.7 million. Letters of credit are used primarily to secure workers’ compensation obligations under the Company’s self-insurance program. At December 31, 2005, there were no outstanding revolver advances and approximately $51.1 million of outstanding letters of credit. The Credit Agreement contains various covenants, which limit, among other things, indebtedness and dispositions of assets and which require the Company to maintain compliance with quarterly financial ratios. As of December 31, 2006, the Company was in compliance with the covenants.
Interest rates under the agreement are at variable rates as defined by the Credit Agreement. The Credit Agreement contains a pricing grid, based on the Company’s senior debt ratings, that determines its LIBOR margin, facility fees, utilization fees and letter of credit fees. The Company will pay a utilization fee if the borrowings under the Credit Agreement exceed 50% of the $225.0 million Credit Agreement facility amount. The Company has a senior unsecured debt rating of BBB+ with a positive outlook by Standard & Poor’s Rating Service and a senior unsecured debt rating of Baa2 with a stable outlook by Moody’s Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of amounts drawn under the facility.
Contractual Obligations: The following table provides the aggregate annual contractual obligations of the Company including debt, capital and operating lease obligations, purchase obligations and near-term estimated benefit plan distributions as of December 31, 2006:

	Payments Due by Period
	($ thousands)
		Less Than	1–3	3–5	More Than
	Total	1 Year	Years	Years	5 Years

Contractual Obligations
Long-term debt obligations	$1,194	$170	$373	$421	$230
Capital lease obligations, including interest	259	89	170	—	—
Operating lease obligations(1)	37,166	11,212	14,260	8,003	3,691
Purchase obligations(2)	79,428	79,428	—	—	—
Voluntary savings plan (3)	2,324	2,324	—	—	—
Postretirement health distributions(4)	675	675	—	—	—
Deferred salary distributions(5)	908	908	—	—	—
Supplemental pension distributions(6)	5,245	5,245	—	—	—

Total	$127,199	$100,051	$14,803	$8,424	$3,921

(1)	While the Company owns the majority of its larger terminals and distribution centers, certain facilities and equipment are leased. As of December 31, 2006, the Company had future minimum rental commitments, net of noncancelable subleases, totaling $36.5 million for terminal facilities and $0.7 million for other equipment. In addition, the Company has provided lease guarantees through March 2012 totaling $1.3 million related to Clipper, a former subsidiary of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued

(2)	Purchase obligations relating to revenue equipment and property are cancelable if certain conditions are met. These commitments are included in the Company’s 2007 net capital expenditure plan discussed below.

(3)	The Company maintains a Voluntary Savings Plan (“VSP”), a nonqualified deferred compensation plan for the benefit of certain executives of the Company and certain subsidiaries. Eligible employees may defer receipt of a portion of their regular compensation, incentive compensation and other bonuses into the VSP. The Company credits participants’ accounts with applicable matching contributions and rates of return based on investments selected by the participants. All deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. Elective distributions anticipated within the next twelve months under this plan are included in the contractual obligations table above.

(4)	The Company sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life and accident insurance and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums. The Company’s projected distributions for postretirement health benefits for 2007 are included in the contractual obligations table above. Future distributions are subject to change based upon assumptions for projected discount rates, increases in premiums and medical costs and continuation of the plan for current participants. As a result, estimates of distributions beyond one year are not presented.

(5)	The Company has deferred salary agreements with certain employees of the Company. The Company’s projected deferred salary agreement distributions for 2007 are included in the contractual obligations table above. Future distributions are subject to change based upon assumptions for projected salaries and retirements, deaths, disability or early retirement of current employees. As a result, estimates of distributions beyond one year cannot be made with a reasonable level of accuracy and are not presented.

(6)	The Company has an unfunded supplemental pension benefit plan for the purpose of providing supplemental retirement benefits to executive officers of the Company and ABF. Distributions anticipated within the next twelve months under this plan are included in the contractual obligations table above. The amounts and dates of distributions in future periods are dependent upon actual retirement dates of eligible officers and other events and factors, including assumptions involved in distribution calculations such as the discount rate, years of service and future salary changes. As a result, estimates of distributions beyond one year cannot be made with a reasonable level of accuracy and are not presented. The liability accrued as of December 31, 2006 related to the supplemental pension benefit plan totaled $26.5 million and is included in pension and postretirement liabilities in the accompanying consolidated balance sheet.

Under Financial Accounting Standards Board Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“FAS 88”), the Company is required to record a pension accounting settlement (“settlement”) when cash payouts exceed annual service and interest costs of the related plan. During 2007, the Company anticipates settling obligations of $5.2 million and recording additional pension settlement expense of approximately $1.8 million on a pre-tax basis, or $0.04 per diluted share, net of taxes. The final settlement amounts are dependent upon the pension actuarial valuations, which are based on the discount rate determined at the settlement dates.
Effective January 1, 2006, the Compensation Committee of the Company’s Board of Directors elected to close the supplemental pension benefit plan and deferred salary agreement programs to new entrants. In place of these programs, officers appointed after 2005 participate in a long-term cash incentive plan that is based 60% on the Company’s three-year average return on capital employed and 40% on the Company achieving specified levels of profitability or earnings growth, as defined in the plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
The Company does not expect to have required minimum contributions, but could make tax-deductible contributions to its pension plan in 2007. Based upon current information, the Company anticipates making 2007 contributions of $5.0 million to $8.0 million, which will not exceed the estimated maximum tax-deductible contribution. In August 2006, the Pension Protection Act of 2006 (the “Act”) became law. The Company does not expect any material impact on the required contributions to its nonunion defined benefit pension plan as a result of the Act.
Capital Expenditures: The following table sets forth the Company’s historical capital expenditures, net of proceeds from asset sales, for the periods indicated below:

	Year Ended December 31
	2006	2005	2004
		($ thousands)
CAPITAL EXPENDITURES (NET)
ABF Freight System, Inc.	$132,379	$82,371	$60,862
Discontinued operations (Clipper)	2,544	(566)	1,421
Other and eliminations	627	(17,496)	1,340

Total consolidated capital expenditures (net)	$135,550	$64,309	$63,623

In 2006, ABF spent $22.3 million more than in 2005 on additions and replacements of city tractors, city delivery equipment and full-length road trailers. Also in 2006, ABF purchased rail trailers for approximately $11.4 million. In the past, ABF used trailers supplied by the rail companies or leased from third parties. In addition, ABF’s net capital expenditures in 2006 included the replacement of an aircraft for $8.3 million.
The amounts presented in the table above include computer equipment purchases financed with capital leases of $0.3 million in 2005. No capital lease obligations were incurred in 2006 or 2004. During 2005, Clipper sold more equipment than it purchased and the “Other” category includes $19.5 million in proceeds from the sale of terminal facilities to G.I. Trucking Company (see Note Q to the Company’s consolidated financial statements).
In 2007, the Company estimates net capital expenditures to be in a range of approximately $110.0 million to $135.0 million, which relates primarily to ABF. The low end of this expected 2007 range consists of road and city equipment replacements of $63.0 million, local city equipment of $4.0 million, equipment in support of the Company’s regional service initiatives of $20.0 million and real estate and other (including dock/yard equipment and technology) of $23.0 million. The 2007 capital expenditure plan does not include expansion of the road tractor and doubles-trailer fleets. The low end 2007 capital expenditure plan is below the Company’s net capital expenditures for 2006 because in 2007 ABF does not expect to purchase any rail trailers and is adding less city delivery equipment.
There is the potential for additional 2007 capital expenditures amounting to as much as $25.0 million above the low-end figure of $110.0 million. These expenditures could include purchases for real estate opportunities throughout ABF’s network and additional local city equipment, if needs arise. The Company has the flexibility to reduce planned 2007 capital expenditures or sell excess equipment as business levels dictate.
Depreciation and amortization expense is estimated to be $75.0 to $80.0 million in 2007.
Other Liquidity Information: The Company has generated between $137.0 million and $168.5 million of operating cash flow annually for the years 2004 through 2006. The Company expects cash generated by operations, short-term investments and amounts available under the existing Credit Agreement to be sufficient for

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
the foreseeable future to finance its annual debt maturities; lease commitments; letter of credit commitments; quarterly dividends; stock repurchases; nonunion benefit plan contributions and unfunded supplemental pension benefits; capital expenditures; and health, welfare and pension contributions under collective bargaining agreements.
Management does not expect the absence of operating cash flows from Clipper as a result of its sale to have a material impact upon future liquidity or capital resources. In addition, management is not aware of any known trends or uncertainties that would cause a significant change in its sources of liquidity.
Financial Instruments: The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2006 or 2005. The Company was a party to an interest rate swap on a notional amount of $110.0 million, which matured on April 1, 2005 (see Note E to the Company’s consolidated financial statements).
Off-Balance-Sheet Arrangements
The Company’s off-balance-sheet arrangements include future minimum rental commitments, net of noncancelable subleases, of $37.2 million under operating lease agreements (see Note G to the Company’s consolidated financial statements). The Company has no investments, loans or any other known contractual arrangements with special-purpose entities, variable interest entities or financial partnerships and has no outstanding loans with executive officers or directors of the Company.
Results of Operations
Executive Overview
Arkansas Best Corporation is a holding company engaged through its subsidiaries primarily in motor carrier transportation operations. After the sale of Clipper, the principal subsidiaries are ABF and FleetNet. For the year ended December 31, 2006, ABF represented 97.3% of consolidated revenues. On an ongoing basis, ABF’s ability to operate profitably and generate cash is impacted by tonnage, which influences operating leverage as tonnage levels vary, the pricing environment, customer account mix and the ability to manage costs effectively, primarily in the area of salaries, wages and benefits (“labor”).
ABF’s ability to maintain or grow existing tonnage levels is impacted by the state of the manufacturing and retail sectors of the North American economy, as well as a number of other competitive factors that are more fully described in the General Development of Business and Risk Factors sections of the Company’s 2006 Annual Report on Form 10-K.
During 2006, ABF’s total tonnage per day increased by 1.5% as compared to 2005. The higher tonnage level experienced in 2006 follows a slight increase reported in 2005 over 2004 levels. Through the first nine months of 2006, tonnage increased 4.4% over the same period in 2005. However, ABF’s total tonnage per day during the fourth quarter of 2006 decreased by 6.8% compared to the fourth quarter of 2005. Total tonnage per day declined approximately 7.6% in both October and November and 6.0% in December compared to the same periods in 2005. The fourth quarter tonnage decline that ABF experienced was comparable to declines reported by many of ABF’s LTL competitors. As there are numerous factors that impact tonnage, ABF cannot predict with reasonable certainty future tonnage levels. First quarter tonnage levels are normally lower during January and February while March provides a disproportionately higher amount of the quarter’s business. Through mid-February 2007, total tonnage has decreased between 5.5% – 6.0% compared to the same period in 2006. The first quarter of each year generally has the highest operating ratio of the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
ABF’s revenue for 2006 increased 6.4%, on a per-day basis, compared to 2005. The increase in revenues resulted from higher tonnage levels and revenue yield improvements including fuel surcharges. However, ABF’s 2006 operating ratio increased to 93.1% from 90.9% in 2005. The favorable impact of ABF’s higher yields and tonnage levels as compared to the prior year was offset by operating expense increases which were influenced by investment in regional service initiatives, pension settlement accounting charges and the effect of the dramatic tonnage decline in the fourth quarter of 2006 versus the same quarter in 2005. These changes are more fully discussed below in the ABF section of the Company’s Management Discussion and Analysis.
The industry pricing environment is another key to ABF’s operating performance. The pricing environment influences ABF’s ability to obtain compensatory margins and price increases on customer accounts. Changes in ABF’s pricing are typically measured by billed revenue per hundredweight. This measure is affected by profile factors such as average shipment size, average length of haul, density and customer and geographic mix. For many years, consistent profile characteristics made billed revenue per hundredweight changes a reasonable, although approximate, measure of price change. In the last few years, it has become more difficult to quantify with sufficient accuracy the impact of larger changes in profile characteristics in order to estimate true price changes. ABF focuses on individual account profitability and rarely considers revenue per hundredweight in its customer account or market evaluations. For ABF, total company profitability must be considered, together with measures of billed revenue per hundredweight changes. During 2006, the pricing environment was rational, with total billed revenue per hundredweight, including fuel surcharges, increasing 4.7% over the prior year following a 7.3% increase reported in 2005 over 2004. During 2006, ABF experienced freight profile changes that impacted the reported revenue per hundredweight, as further discussed in the ABF section. The combination of higher weight per shipment and shorter length of haul has the effect of reducing the overall revenue per hundredweight measurement without a commensurate impact on effective pricing or profitability. Management expects the pricing environment in 2007 to remain consistent with 2006, although there can be no assurances in this regard.
Labor costs are impacted by ABF’s contractual obligations under its labor agreement primarily with the International Brotherhood of Teamsters (“IBT”). ABF’s ability to effectively manage labor costs, which amounted to approximately 60% of ABF’s revenues for 2006, has a direct impact on its operating performance. Shipments per dock, street and yard (“DSY”) hour and total pounds per mile are measures ABF uses to assess effectiveness of labor costs. Shipments per DSY hour is used to measure effectiveness in ABF’s local operations, although total pounds per DSY hour is also a relevant measure when the average shipment size is changing. Total pounds per mile is used by ABF to measure the effectiveness of its linehaul operations, although this metric is influenced by other factors, including freight density, loading efficiency and the degree to which rail service is used. ABF is generally effective in managing its labor costs to business levels. In addition, retirement and health care benefits for ABF’s contractual employees are provided by a number of multiemployer plans (see Note J to the Company’s consolidated financial statements).
The transportation industry is dependent upon the availability of adequate fuel supplies. The Company has not experienced a lack of available fuel but could be adversely impacted if a fuel shortage were to develop. ABF has experienced higher fuel prices in recent years. However, ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available on the ABF Web site at abf.com. While the fuel surcharge impacts ABF’s overall rate

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
structure, the total price received from customers is governed by market forces. Although fuel costs increased significantly during 2005 and the first eight months of 2006, increased revenues from fuel surcharges more than offset these higher direct diesel fuel costs. Other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. However, the total impact of higher energy prices on other nonfuel-related expenses is difficult to ascertain. ABF cannot predict, with reasonable certainty, future fuel price fluctuations, the impact of higher energy prices on other cost elements, recoverability of higher fuel costs through fuel surcharges, the effect of fuel surcharges on ABF’s overall rate structure or the total price that ABF will receive from its customers. Beginning in late August 2006, fuel prices began to decline and as of the end of January 2007, the fuel surcharge was six revenue percentage points below the third quarter peak reached in August 2006. As diesel fuel prices decline, the fuel surcharge and associated direct diesel fuel costs also decline by different degrees. Depending upon the rates of these declines and the impact on costs in other fuel- and energy-related areas, operating margins could be negatively impacted. However, lower fuel surcharge levels may over time improve ABF’s ability to increase other elements of margin, since the total price is governed by market forces, although there can be no assurances in this regard. Whether fuel prices fluctuate or remain constant, ABF’s operating income may be adversely affected if competitive pressures limit its ability to recover fuel surcharges. Through 2006, the fuel surcharge mechanism continued to have strong market acceptance among ABF customers.
In September 2006, ABF and the IBT reached an agreement on specific terms outlining a third phase of ABF’s program to implement new linehaul operating models and added work-rule flexibility as a result of provisions in its labor contract. This agreement was preceded by similar arrangements with the IBT in April 2006 covering 54 facilities in states along the U.S. East Coast and the June 2005 initial implementation of this program in 13 Northeastern facilities. The September agreement provides for the addition of 153 facilities in the South and Central regions of the United States with new linehaul operating models that allow ABF to offer more second-day service lanes, overnight lanes and even same-day service in selective lanes. As a result of the latest phase of this program, 223 of ABF’s total 289 facilities, over three-quarters of the total, operate with additional linehaul operating models. The geographic coverage of these 223 facilities includes regions in the eastern two-thirds of the United States. The operational implementation of the third phase of this program began in October 2006. Marketing of the new linehaul operating models, which are known as the Regional Performance Model (“RPM”), was initiated in August 2006 in the East Coast states and January 2007 in the South and Central regions.
Through 2006, the operation of ABF’s RPM initiative has been in line with management’s expectations; however, additional freight resulting from the RPM model has not had a significant impact on ABF’s revenues and is currently not expected to have a meaningful impact on ABF’s revenues until at least the second half of 2007. However, continuing development of the RPM network will require ongoing investment in personnel and infrastructure that may adversely affect ABF’s operating results. Management estimates that ABF’s fourth quarter 2006 operating ratio deteriorated by about one percentage point compared to the fourth quarter of 2005 due to continuing investments in the RPM initiative. Until meaningful revenues are generated from this initiative, management expects the operating ratio to continue to be impacted on a relatively comparable basis with the deterioration experienced in the fourth quarter of 2006.
The Company ended 2006 with no borrowings under its revolving Credit Agreement, $140.3 million in cash and short-term investments and $579.4 million in stockholders’ equity. Because of the Company’s financial position at December 31, 2006, the Company should continue to be in a position to pursue profitable growth opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
2006 Compared to 2005
Consolidated Results

	Year Ended December 31
	2006	2005
	($ thousands, except workdays and per share data)
WORKDAYS	252	253
OPERATING REVENUES
ABF	$1,810,328	$1,708,961
Other revenues and eliminations	50,149	43,056

	$1,860,477	$1,752,017

OPERATING INCOME (LOSS)
ABF	$125,116	$155,656
Other (includes a gain of $15.4 million on sale of properties to G.I. Trucking Company in 2005) and eliminations	(437)	10,868

	$124,679	$166,524

DILUTED EARNINGS PER SHARE
Income from continuing operations	$3.16	$3.99
Income from discontinued operations	0.14	0.07

NET INCOME	$3.30	$4.06

Consolidated revenues from continuing operations for the year ended December 31, 2006 increased 6.6% on a per-day basis as compared to 2005, primarily due to revenue growth at ABF, as discussed in the ABF section of Management’s Discussion and Analysis that follows.
Consolidated operating income from continuing operations for 2006 decreased $41.8 million, or 25.1%, compared to 2005. The year-over-year decline in operating income was impacted by the following:

	Year Ended December 31
	2006	2005
	($ thousands)
EFFECT ON OPERATING INCOME (LOSS)
Pension settlement expense(1)	$(10,192)	$—
Share-based compensation expense(2)	(4,708)	(842)
Gain on the sale of properties to G.I. Trucking Company(3)	—	15,370
Consolidated income from continuing operations per share for the year ended December 31, 2006 decreased 20.8% compared to 2005. The comparisons were impacted by the following:

	Year Ended December 31
	2006	2005
EFFECT ON DILUTED EARNINGS PER SHARE
Pension settlement expense(1)	$(0.24)	$—
Share-based compensation expense(2)	(0.12)	(0.02)
Gain on the sale of properties to G.I. Trucking Company(3)	—	0.38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued

(1)	The Company has an unfunded supplemental pension benefit plan for the purpose of providing supplemental retirement benefits to executive officers of the Company. Under FAS 88, the Company is required to record a pension accounting settlement (“settlement”) when cash payouts exceed annual service and interest costs of the related plan. During 2006, the Company settled obligations of $26.5 million and as a result recorded pension settlement expense of $10.2 million on a pre-tax basis, or $0.24 per diluted share, after-tax.

(2)	Prior to January 1, 2006, the Company accounted for share-based compensation under the “intrinsic value method” and the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Under this method, no share-based compensation expense associated with the Company’s stock options was recognized in periods prior to 2006 as all options have been granted with an exercise price equal to the market value of the underlying Common Stock on the date of grant. The Company has not granted stock options since January 2004. However, compensation expense related to restricted stock awards has been recognized for periods subsequent to the restricted stock grants in April 2005 and April 2006.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified-prospective transition method. Under this transition method, compensation expense recognized during 2006 includes the costs of stock options granted prior to, but not yet vested as of January 1, 2006, based upon the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The adoption of FAS 123(R), combined with the expense of the restricted stock program, resulted in additional share-based compensation in 2006 versus 2005 as reflected in the table above.

For 2006, the compensation cost from stock options and restricted stock grants totaled $4.7 million on a pre-tax basis, or $0.12 per diluted share, net of taxes. For the year ended December 31, 2005, restricted stock expense was $0.8 million, on a pre-tax basis, or $0.02 per diluted share, after-tax. Unrecognized compensation cost related to stock options and restricted stock awards outstanding as of December 31, 2006 totaled $10.3 million, which is expected to be recognized over a weighted-average period of 3.7 years.

(3)	During the third quarter of 2005, the Company sold three terminals to G.I. Trucking Company, resulting in a pre-tax gain of $15.4 million. On an after-tax basis, the transaction resulted in a gain of $9.8 million, or $0.38 per diluted share.
In addition to the above items, consolidated income from continuing operations and related per-share amounts for 2006 primarily reflect the operating results of ABF, as discussed in the ABF section that follows.
As discussed in Note R to the Company’s consolidated financial statements, on June 15, 2006, the Company sold Clipper, its intermodal subsidiary, for $21.5 million in cash. The Company’s discontinued operations include an after-tax gain of $0.12 per diluted share as a result of the sale. In addition, discontinued operations for 2006 include after-tax income of $0.02 per diluted share associated with Clipper’s operating results through the closing date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
ABF Freight System, Inc.
The following table sets forth a summary of operating expenses and operating income as a percentage of revenue for ABF, the Company’s only reportable operating segment:

	Year Ended December 31
	2006	2005

ABF Operating Expenses and Costs

Salaries, wages and benefits	58.9%	58.9%
Supplies and expenses	16.2	14.9
Operating taxes and licenses	2.7	2.6
Insurance	1.6	1.6
Communications and utilities	0.8	0.8
Depreciation and amortization	3.5	3.2
Rents and purchased transportation	8.8	8.7
Other	0.2	0.3
Pension settlement expense	0.6	—
(Gain) on sale of equipment	(0.2)	(0.1)

	93.1%	90.9%

ABF Operating Income	6.9%	9.1%

The following table provides a comparison of key operating statistics for ABF:

	Year Ended December 31
	2006	2005	% Change

Workdays	252	253
Billed revenue* per hundredweight, including fuel surcharges	$25.03	$23.90	4.7%
Pounds	7,226,941,364	7,149,631,230	1.1%
Pounds per day	28,678,339	28,259,412	1.5%
Shipments per DSY hour	0.494	0.508	(2.8)%
Pounds per DSY hour	618.84	627.20	(1.3)%
Pounds per shipment	1,270	1,261	0.7%
Pounds per mile	18.80	19.29	(2.5)%

*	Billed revenue does not include revenue deferral required for financial statement purposes under the Company’s revenue recognition policy.
ABF’s revenue for 2006 was $1,810.3 million, an increase of $101.3 million compared to $1,709.0 million reported in 2005. ABF’s revenue-per-day increase of 6.4% in 2006 is primarily attributable to higher revenue per hundredweight, including fuel surcharge, and tonnage growth.
Effective April 3, 2006 and May 23, 2005, ABF implemented general rate increases to cover known and expected cost increases. Nominally, the increases were 5.9% and 5.8%, respectively, although the amounts vary by lane and shipment characteristic. ABF’s increase in reported revenue per hundredweight for 2006 versus 2005 has been impacted not only by the general rate increase and fuel surcharge increases, but also by changes in profile

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
such as length of haul, weight per shipment, density and customer and geographic mix. ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available at abf.com.
ABF’s yield was enhanced by improved rates, including fuel surcharges. For 2006, total weight per shipment increased 0.7% and length of haul decreased 1.0%. Higher weight per shipment and shorter length of haul reduce the nominal revenue per hundredweight, without a commensurate impact on effective pricing or shipment profitability. The year-over-year change in billed revenue per hundredweight reflects a rational pricing environment.
ABF generated operating income of $125.1 million in 2006, a decrease of 19.7% compared to $155.7 million reported in 2005. The effect of higher revenues on operating profit was more than offset by an increase in operating expenses, including pension settlement expense of $10.2 million in 2006. ABF’s 2006 operating ratio increased to 93.1% from 90.9% reported in 2005. The favorable impact on the 2006 operating ratio of higher yields and tonnage levels as compared to the prior year was offset by changes in operating expenses, which were influenced by pension settlement expense, incremental share-based compensation, investment in regional service initiatives and the effect of the rapid tonnage decline in the fourth quarter. Settlement accounting expense added 0.6 percentage points to ABF’s 2006 operating ratio. Although tonnage increased on a full year basis, ABF’s total tonnage per day during the fourth quarter of 2006 decreased by 6.8% compared to the fourth quarter of 2005. Furthermore, the sequential decrease in tonnage per day was steep, declining 8.2% from September 2006 to October 2006. The fourth quarter tonnage decline was unexpected and one of the most severe in ABF’s history, and as a result, ABF was delayed in reducing labor and other operating costs from the ABF system. The delay in adjusting labor costs to business levels, combined with continuing investment in people and infrastructure to support the RPM initiatives and improvements in customer service levels, contributed to deterioration in the 2006 operating ratio.
Salaries, wages and benefits expense for 2006 were consistent with 2005 as a percent of revenue. A portion of salaries, wages and benefits are fixed in nature and decrease, as a percent of revenue, with increases in revenue levels. However, the impact of higher revenues on salaries, wages and benefits as a percent of revenue was offset, in part, by contractual increases under the IBT National Master Freight Agreement. The five-year agreement was effective April 1, 2003 and provides for annual contractual total wage and benefit increases of approximately 3.2% – 3.4%, subject to additional wage rate cost-of-living increases. The annual wage adjustment occurred on April 1, 2006 for an increase of 2.6%, which included a $0.10 per hour cost-of-living adjustment. An annual health, welfare and pension cost increase of 5.7% occurred on August 1, 2005. On August 1, 2006, health, welfare and pension benefit costs under this agreement increased 5.4%. Incremental share-based compensation associated with restricted stock awards and the adoption of a new accounting standard, which requires expensing of stock options, also negatively impacted the year-over-year expense comparison. On April 1, 2007, ABF’s wages under its labor agreement are expected to increase 2.3%. Health, welfare and pension benefit costs are expected to increase 6.0% on August 1, 2007.
Salaries, wages and benefits expense is also influenced by managing labor costs with business levels as measured by the productivity figures reported in the above tables. For 2006, pounds per DSY hour decreased 1.3% and pounds per mile decreased 2.5%. These measures reflect the effect of the unexpected fourth quarter tonnage decline combined with the addition of new employees to support ABF’s current and future growth opportunities, including the RPM program, and initiatives to improve customer service, as discussed above.
Supplies and expenses increased 1.3 percentage points, as a percent of revenue, over 2005, primarily reflecting higher fuel costs. Fuel costs, on an average price-per-gallon basis, excluding taxes, increased to $2.12 for 2006,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
compared to $1.82 in 2005. In addition, increased travel and lodging costs associated with linehaul drivers and higher repair costs of tractors and trailers impacted the unfavorable year-over-year comparison.
Depreciation and amortization increased 0.3 percentage points as a percent of revenue for 2006 compared to the same periods in 2005. This increase is due primarily to higher depreciation on road tractors and trailers purchased in 2005 and 2006 influenced by a low double-digit percentage increase in unit costs from 2004 levels. ABF continues to replace older, fully depreciated trailers with new trailers.
Rents and purchased transportation increased 0.1 percentage points as a percent of revenue for 2006 compared to 2005. This increase is due primarily to costs of cartage, ocean and air transportation associated with higher demand for growth in special markets and time-sensitive services. In addition, rail costs per mile have increased due to rate increases from major carriers and rising fuel costs. However, the impact of higher rail rates in 2006 was offset by a decline of rail utilization to 15.5% from 16.6% reported in the prior year period, reflecting higher utilization of ABF’s linehaul network in order to improve customer service levels.
As previously mentioned, ABF’s general rate increase on April 3, 2006 was put in place to cover known and expected cost increases over the next twelve months following the rate adjustment. ABF’s ability to retain this rate increase is dependent on the competitive pricing environment. ABF could continue to be impacted by fluctuating fuel prices in the future. ABF’s fuel surcharge is based on changes in diesel fuel prices compared to a national index. ABF’s total insurance costs are dependent on the insurance markets and claims experience. ABF’s results of operations have been impacted by the wage and benefit increases associated with the labor agreement with the IBT and will continue to be impacted by this agreement during the remainder of the contract term.
2005 Compared to 2004
Consolidated Results

	Year Ended December 31
	2005	2004
	($ thousands, except workdays and per share data)
WORKDAYS	253	254
OPERATING REVENUES
ABF	$1,708,961	$1,585,384
Other revenues and eliminations	43,056	34,395

	$1,752,017	$1,619,779

OPERATING INCOME (LOSS)
ABF	$155,656	$128,178
Other (includes a gain of $15.4 million on sale of properties to G.I. Trucking Company in 2005) and eliminations	10,868	(4,237)

	$166,524	$123,941

DILUTED EARNINGS PER SHARE
Income from continuing operations	$3.99	$2.92
Income from discontinued operations	0.07	0.02

NET INCOME	$4.06	$2.94

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Consolidated revenues for 2005 increased 8.6% on a per-day basis and operating income increased 34.4% compared to 2004, primarily due to revenue growth and improved operating results at ABF, as discussed in the ABF section of Management’s Discussion and Analysis that follows, and due to the gain from the sale of properties to G.I. Trucking Company (see Note Q to the Company’s consolidated financial statements).
The increase of 36.6% in diluted earnings per share from continuing operations for 2005 over 2004 primarily reflects improved operating results at ABF, as discussed in the ABF section of Management’s Discussion and Analysis that follows, and the gain from the sale of properties to G.I. Trucking Company (see Note Q to the Company’s consolidated financial statements).
ABF Freight System, Inc.
The following table sets forth a summary of operating expenses and operating income as a percentage of revenue for ABF, the Company’s only reportable operating segment:

	Year Ended December 31
	2005	2004

ABF Operating Expenses and Costs
Salaries, wages and benefits	58.9%	61.0%
Supplies and expenses	14.9	13.0
Operating taxes and licenses	2.6	2.7
Insurance	1.6	1.5
Communications and utilities	0.8	0.9
Depreciation and amortization	3.2	3.0
Rents and purchased transportation	8.7	9.7
Other	0.3	0.2
(Gain) on sale of equipment	(0.1)	(0.1)

	90.9%	91.9%

ABF Operating Income	9.1%	8.1%

The following table provides a comparison of key operating statistics for ABF:

	Year Ended December 31
	2005	2004	% Change

Workdays	253	254
Billed revenue* per hundredweight, including fuel surcharges	$23.90	$22.28	7.3%
Pounds	7,149,631,230	7,123,485,680	0.4%
Pounds per day	28,259,412	28,045,219	0.8%
Shipments per DSY hour	0.508	0.523	(2.9)%
Pounds per DSY hour	627.20	635.53	(1.3)%
Pounds per shipment	1,261	1,229	2.6%
Pounds per mile	19.29	19.31	(0.1)%

*	Billed revenue does not include revenue deferral required for financial statement purposes under the Company’s revenue recognition policy.

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
ABF’s revenue for 2005 was $1,709.0 million, compared to $1,585.4 million in 2004.
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
ABF generated operating income of $155.7 million for 2005 compared to $128.2 million during 2004, representing an increase of 21.5%. ABF’s operating ratio improved to 90.9% for 2005 from 91.9% in 2004. The operating ratio improvement resulted from a combination of the yield improvements previously discussed, an improved account mix and changes in certain other operating expense categories as follows.
Salaries, wages and benefits expense decreased 2.1 percentage points, as a percent of revenue, over 2004, due primarily to the fact that a portion of salaries, wages and benefits are fixed in nature and decrease, as a percent of revenue, with increases in revenue levels. ABF has a greater number of newly hired employees at the lower tier of the wage scale negotiated under its union contract, which contributes to lower salaries, wages and benefits as a percentage of revenue for 2005 compared to 2004. The overall decreases in salaries, wages and benefits as a percent of revenue were offset, in part, by contractual increases under the IBT National Master Freight Agreement. The five-year agreement provides for annual contractual total wage and benefit increases of approximately 3.2% – 3.4% and was effective April 1, 2003. An annual wage increase occurred on April 1, 2005 and was 1.9%. An annual health, welfare and pension cost increase occurred on August 1, 2005 and was 5.7%. Although ABF experienced a decrease in its shipments per DSY hour for 2005 compared to 2004, pounds per shipment increased and pounds per DSY hour stayed fairly constant. ABF experienced a decline in workers’ compensation costs due to fewer new claims and favorable severity trends on existing claims. In 2004, ABF incurred additional workers’ compensation costs of approximately $2.1 million due to an increase in the reserves associated with the insolvency of Reliance Insurance Company (“Reliance”). Reliance was the Company’s workers’ compensation excess insurance carrier for the years 1993 through 1999. During 2005, ABF was able to reduce its reserves for Reliance excess workers’ compensation claims by $1.4 million because of clarification from the California Insurance Guarantee Association that, under a new state law, certain claims in the excess layer would be covered by the California guaranty fund (see Note P to the Company’s consolidated financial statements). As a result of all these items, ABF’s workers’ compensation costs were lower by $7.9 million for 2005, as compared to 2004.
Supplies and expenses increased 1.9 percentage points, as a percent of revenue, over 2004. Fuel costs, on an average price-per-gallon basis, excluding taxes, increased to an average of $1.82 for 2005, compared to $1.26 in 2004.
Rents and purchased transportation decreased one percentage point, as a percent of revenue, over 2004. This decrease is due primarily to a decrease in rail utilization to 16.6% of total miles for 2005, compared to 18.5% during 2004. ABF reduced its use of rail by moving a higher percentage of freight with ABF drivers and equipment. In many of the lanes where ABF discontinued using rail, transit-time reliability improved and costs were reduced.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
Accounts Receivable, Less Allowances
Accounts receivable decreased $6.3 million from December 31, 2005 to December 31, 2006, due primarily to decreased business levels in the fourth quarter of 2006 compared to the fourth quarter of 2005.
Prepaid Pension Costs
The elimination of prepaid pension costs, which totaled $25.9 million at December 31, 2005, reflects adjustments due to the December 31, 2006 adoption of FAS 158, the new accounting standard requiring the Company to recognize the funded status of its postretirement benefit plans in its balance sheet (see Note J to the Company’s consolidated financial statements).
Other Long-Term Assets
Other long-term assets decreased $18.4 million from December 31, 2005 to December 31, 2006, primarily attributable to distributions of benefits to previously retired officers from the Supplemental Benefit Plan Trust assets, which are considered to be part of the general assets of the Company. The decline in other long-term assets was also impacted by the adoption of FAS 158.
Accounts Payable
Accounts payable increased $9.3 million from December 31, 2005 to December 31, 2006, due primarily to accruals for revenue equipment received but not yet paid for as of December 31, 2006 of $6.5 million.
Pension and Postretirement Liabilities
Pension and postretirement liabilities increased $22.8 million from December 31, 2005, reflecting adoption of FAS 158, partially offset by distributions of benefits to retired officers from the Supplemental Benefit Plan Trust.
Income Taxes
The difference between the effective tax rate for 2006 and the federal statutory rate resulted from state income taxes, nondeductible expenses and tax-exempt income. The Company’s effective tax rate for 2006 was 38.8% compared to 39.0% for 2005 and 40.1% for 2004.
Historically, taxable income for income tax purposes has been less than pre-tax income for financial reporting purposes. This is due primarily to accelerated depreciation methods used for income tax purposes. However, due primarily to the reversal of the effect of bonus depreciation, which was available to reduce taxable income from 2001 to 2004, taxable income exceeded financial reporting income in 2005 and cash paid for income taxes exceeded income tax expense. It is not currently anticipated that cash paid for income taxes will exceed income tax expense in 2007.
At December 31, 2006, the Company had recorded total deferred tax assets of $79.6 million and total deferred tax liabilities of $62.5 million resulting in net deferred tax assets of $17.1 million, which includes an asset of $21.5 million resulting from adoption of FAS 158.
The Company has evaluated the need for a valuation allowance on the deferred tax assets by considering the future reversal of existing taxable temporary differences, taxable income in prior carryback years, and future taxable income. Deferred tax liabilities scheduled to reverse in future years will offset the majority of deferred tax

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued
assets. The Company had taxable income of $157.3 million in 2005 and $127.9 million in 2006. As a result, federal income taxes paid in 2005 and 2006, and, in some cases, state taxes paid, would be available for recovery allowing realization of remaining deferred tax assets to the extent they exceed deferred tax liabilities. With respect to future taxable income, the Company has had substantial taxable income in excess of reversing temporary differences in all recent years. Based on evaluation of relevant factors, management has concluded that an additional valuation allowance for deferred tax assets is not required at December 31, 2006. The need for additional valuation allowances will be continually monitored by management.
Seasonality
ABF is impacted by seasonal fluctuations, which affect tonnage and shipment levels. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter has the lowest.
Effects of Inflation
Management believes that, for the periods presented, inflation has not had a material effect on the Company’s operating results as increases in fuel and labor costs, which are discussed above, have generally been offset through fuel surcharges and price increases.
Environmental Matters
The Company’s subsidiaries store fuel for use in tractors and trucks in approximately 72 underground tanks located in 23 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with these regulations. The Company’s underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.
The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company’s or its subsidiaries’ involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $106,000 over the last 10 years, primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.
At December 31, 2006 and 2005, the Company’s reserve for estimated environmental clean-up costs of properties currently or previously operated by the Company totaled $1.2 million and $1.5 million, respectively, which is included in accrued expenses in the accompanying consolidated balance sheets. Amounts accrued reflect management’s best estimate of the future undiscounted exposure related to identified properties based on current environmental regulations. The Company’s estimate is founded on management’s experience with similar environmental matters and on testing performed at certain sites.

The Company is exposed to market risk from changes in certain interest rates, prices of diesel fuel, credit ratings, and foreign currency exchange rates. These market risks arise in the normal course of business, as the Company does not engage in speculative trading activities.
Interest Rate Risk
As described in Note D to the consolidated financial statements, the Company has certain investments in auction rate and preferred securities that accrue income at variable rates of interest. The carrying amount and the fair value of the Company’s short-term investments were $135.3 million at December 31, 2006 and $121.2 million at December 31, 2005. The potential change in annual investment income resulting from a one percentage point change in interest rates applied to the Company’s short-term investments that are exposed to variable interest rates at December 31, 2006 and 2005 would be approximately $1.4 and $1.2 million, respectively.
The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates. As discussed in Note E to the Company’s consolidated financial statements, the Company’s interest rate swap matured on April 1, 2005. After April 1, 2005, all borrowings under the Company’s Credit Agreement are subject to market risk. During 2006, the Company incurred no borrowings and had no outstanding debt obligations under the Credit Agreement. However, a one percentage point change in interest rates on Credit Agreement borrowings would change annual interest cost by $100,000 per $10.0 million of borrowings.
The carrying amount and the fair value of the Company’s long-term debt was $1.2 million at December 31, 2006. The Company’s long-term debt is due in annual installments of $0.2 million per year and accrues interest at a fixed rate of 6.3% per year.
Other Market Risks
The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF based on increases in diesel fuel prices compared to relevant indexes. The Company has not historically engaged in hedging fuel prices.
The Company is subject to credit risk for its short-term investments; however, this risk is mitigated by investing in high quality, investment grade auction rate securities. The Company’s investment policy limits the amount of credit exposure to any one counterparty to $5.0 million per issuing entity. Investments in auction rate securities must be rated at least A by Standard & Poor’s Rating Service or A2 by Moody’s Investors Service, Inc. At December 31, 2006, the Company’s total credit exposure to any single counterparty did not exceed $5.0 million.
Foreign operations are not significant to the Company’s total revenues or assets, and accordingly the Company does not have a formal foreign currency risk management policy. Revenues from non-U.S. operations amounted to approximately 1.0% of total revenues for 2006. Foreign currency exchange rate fluctuations have not had a significant impact on the Company and they are not expected to in the foreseeable future.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
Arkansas Best Corporation
We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note B to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.” As discussed in Note J to the consolidated financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arkansas Best Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Tulsa, Oklahoma
February 16, 2007

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	($ thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,009	$5,767
Short-term investment securities	135,317	121,239
Accounts receivable, less allowances (2006 – $4,476; 2005 – $4,643)	143,216	149,551
Other accounts receivable, less allowances (2006 – $1,272; 2005 – $1,536)	8,912	8,568
Prepaid expenses	11,735	13,830
Deferred income taxes	36,532	34,859
Prepaid income taxes	3,024	3,346
Other	7,212	7,821
Assets of discontinued operations	—	23,901

TOTAL CURRENT ASSETS	350,957	368,882

PROPERTY, PLANT AND EQUIPMENT
Land and structures	228,375	228,329
Revenue equipment	498,844	413,609
Service, office and other equipment	140,516	121,488
Leasehold improvements	17,735	15,686

	885,470	779,112
Less allowances for depreciation and amortization	423,587	397,036

	461,883	382,076

PREPAID PENSION COSTS	—	25,855

OTHER ASSETS	61,959	80,331

GOODWILL, less accumulated amortization (2006 and 2005 – $32,037)	63,917	63,916

	$938,716	$921,060

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	($ thousands, except share data)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdraft and drafts payable	$17,423	$18,851
Accounts payable	63,477	54,137
Income taxes payable	5,833	12,239
Accrued expenses	171,432	173,293
Current portion of long-term debt	249	317
Liabilities of discontinued operations	—	10,193

TOTAL CURRENT LIABILITIES	258,414	269,030

LONG-TERM DEBT, less current portion	1,184	1,433

PENSION AND POSTRETIREMENT LIABILITIES	54,616	33,679

OTHER LIABILITIES	25,655	25,586

DEFERRED INCOME TAXES	19,452	37,251

OTHER COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, authorized 70,000,000 shares; issued 2006 – 26,407,472 shares; 2005 – 26,281,801 shares	264	263
Additional paid-in capital	250,469	242,953
Retained earnings	415,876	347,051
Treasury stock, at cost, 2006 – 1,552,932 shares; 2005 – 902,932 shares	(52,825)	(25,955)
Unearned compensation – restricted stock	—	(5,103)
Accumulated other comprehensive loss	(34,389)	(5,128)

TOTAL STOCKHOLDERS’ EQUITY	579,395	554,081

	$938,716	$921,060

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2006	2005	2004
	($ thousands, except share and per share data)

OPERATING REVENUES	$1,860,477	$1,752,017	$1,619,779

OPERATING EXPENSES AND COSTS	1,735,798	1,585,493	1,495,838

OPERATING INCOME	124,679	166,524	123,941

OTHER INCOME (EXPENSE)
Short-term investment income	4,996	2,382	440
Fair value changes and payments on interest rate swap	—	—	509
Interest expense and other related financing costs	(1,119)	(2,157)	(1,359)
Other, net	2,963	1,702	1,489

	6,840	1,927	1,079

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	131,519	168,451	125,020

FEDERAL AND STATE INCOME TAXES
Current	50,667	71,933	43,351
Deferred	351	(6,235)	6,722

	51,018	65,698	50,073

INCOME FROM CONTINUING OPERATIONS	80,501	102,753	74,947

DISCONTINUED OPERATIONS, NET OF TAX
Income from operations	530	1,873	582
Gain from disposal	3,063	—	—

	3,593	1,873	582

NET INCOME	$84,094	$104,626	$75,529

BASIC EARNINGS PER SHARE:
Income from continuing operations	$3.21	$4.06	$2.98
Income from discontinued operations	0.14	0.07	0.02

NET INCOME	$3.35	$4.13	$3.00

AVERAGE COMMON SHARES OUTSTANDING (BASIC)	25,134,308	25,328,975	25,208,151

DILUTED EARNINGS PER SHARE:
Income from continuing operations	$3.16	$3.99	$2.92
Income from discontinued operations	0.14	0.07	0.02

NET INCOME	$3.30	$4.06	$2.94

AVERAGE COMMON SHARES OUTSTANDING (DILUTED)	25,503,799	25,741,540	25,674,153

CASH DIVIDENDS PAID PER COMMON SHARE	$0.60	$0.54	$0.48

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Unearned	Accumulated
			Additional				Compensation –	Other
	Common Stock		Paid-In	Retained	Treasury Stock		Restricted	Comprehensive	Total
	Shares	Amount	Capital	Earnings	Shares	Amount	Stock	Loss	Equity
				($ and shares, thousands)

Balances at January 1, 2004	25,296	$253	$217,781	$192,610	260	$(5,807)	$—	$(4,100)	$400,737
Net income		—	—	75,529		—	—	—	75,529
Change in foreign currency translation, net of tax of $8		—	—	—		—	—	(13)	(13)
Change in minimum pension liability, net of tax of $167		—	—	—		—	—	(206)	(206)

Total comprehensive income									75,310

Issuance of common stock under share-based compensation plans	510	5	8,647	—		—	—	—	8,652
Tax effect of share-based compensation plans		—	3,233	—		—	—	—	3,233
Purchases of treasury stock		—	—	—	271	(7,527)	—	—	(7,527)
Dividends paid on common stock		—	—	(12,010)		—	—	—	(12,010)

Balances at December 31, 2004	25,806	258	229,661	256,129	531	(13,334)	—	(4,319)	468,395
Net income		—	—	104,626		—	—	—	104,626
Change in foreign currency translation, net of tax of $13		—	—	—		—	—	(16)	(16)
Change in minimum pension liability, net of tax of $512		—	—	—		—	—	(793)	(793)

Total comprehensive income									103,817

Issuance of common stock under share-based compensation plans	294	3	5,391	—		—	—	—	5,394
Tax effect of share-based compensation plans		—	1,958	—		—	—	—	1,958
Issuance of restricted common stock	182	2	5,943	—		—	(5,945)	—	—
Share-based compensation expense		—	—	—		—	842	—	842
Purchases of treasury stock		—	—	—	372	(12,621)	—	—	(12,621)
Dividends paid on common stock		—	—	(13,704)		—	—	—	(13,704)

Balances at December 31, 2005	26,282	263	242,953	347,051	903	(25,955)	(5,103)	(5,128)	554,081
Net income		—	—	84,094		—	—	—	84,094
Change in foreign currency translation, net of tax of $29		—	—	—		—	—	(45)	(45)
Change in minimum pension liability, net of tax of $2,933		—	—	—		—	—	4,539	4,539

Total comprehensive income									88,588

Adoption of FAS 158, net of tax of $21,490		—	—	—		—	—	(33,755)	(33,755)
Issuance of common stock under share-based compensation plans	307	3	5,874	—		—	—	—	5,877
Tax effect of share-based compensation plans (including excess tax benefits of $1,710) and other		—	2,035	—		—	—	—	2,035
Reversal of unearned compensation upon adoption of FAS 123(R)	(182)	(2)	(5,101)	—		—	5,103	—	—
Share-based compensation expense		—	4,708	—		—	—	—	4,708
Purchases of treasury stock		—	—	—	650	(26,870)	—	—	(26,870)
Dividends paid on common stock		—	—	(15,269)		—	—	—	(15,269)

Balances at December 31, 2006	26,407	$264	$250,469	$415,876	1,553	$(52,825)	$—	$(34,389)	$579,395

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2006	2005	2004
	($ thousands)
OPERATING ACTIVITIES
Net income	$84,094	$104,626	$75,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67,727	61,851	54,760
Other amortization	211	245	292
Pension settlement expense	10,192	—	—
Share-based compensation expense	4,708	842	—
Provision for losses on accounts receivable	1,023	2,145	1,411
Deferred income tax provision (benefit)	351	(5,370)	7,313
Fair value of interest rate swap	—	(873)	(5,457)
Gain on disposal of discontinued operations, net of taxes	(3,063)	—	—
Gain on sales of assets and other	(3,547)	(17,302)	(2,610)
Excess tax benefits from share-based compensation	(1,710)	—	—
Changes in operating assets and liabilities:
Receivables	6,108	(17,090)	(17,899)
Prepaid expenses	2,058	1,803	(7,204)
Other assets	18,631	(10,560)	314
Accounts payable, taxes payable, accrued expenses and other liabilities	(18,327)	27,230	30,523

NET CASH PROVIDED BY OPERATING ACTIVITIES	168,456	147,547	136,972

INVESTING ACTIVITIES
Purchases of property, plant and equipment, less capitalized leases (1)	(147,463)	(93,119)	(79,533)
Proceeds from asset sales	11,913	29,129	15,910
Proceeds from disposal of discontinued operations	21,450	—	—
Purchases of short-term investment securities	(386,358)	(378,445)	(38,501)
Proceeds from sales of short-term investment securities	372,280	295,680	—
Capitalization of internally developed software and other	(4,117)	(4,026)	(3,986)

NET CASH USED BY INVESTING ACTIVITIES	(132,295)	(150,781)	(106,110)

FINANCING ACTIVITIES
Borrowings under revolving credit facilities	—	—	34,300
Payments under revolving credit facilities	—	—	(34,300)
Payments on long-term debt	(317)	(388)	(362)
Net change in bank overdraft	(2,050)	(1,566)	7,493
Payment of common stock dividends	(15,269)	(13,704)	(12,010)
Purchases of treasury stock	(26,870)	(12,621)	(7,527)
Excess tax benefits from share-based compensation	1,710	—	—
Proceeds from the exercise of stock options	5,877	5,394	8,652
Other, net	—	(473)	—

NET CASH USED BY FINANCING ACTIVITIES	(36,919)	(23,358)	(3,754)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(758)	(26,592)	27,108
Cash and cash equivalents at beginning of period	5,767	32,359	5,251

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,009	$5,767	$32,359

(1)	Does not include $6.5 million of revenue equipment which was received but not yet paid for at December 31, 2006.
The accompanying notes are an integral part of the consolidated financial statements

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Arkansas Best Corporation (the “Company”) is a holding company engaged, through its subsidiaries, primarily in motor carrier transportation operations. The principal subsidiaries are ABF Freight System, Inc. (“ABF”) and FleetNet America, Inc. (“FleetNet”).
Clipper Exxpress Company (“Clipper”), an intermodal transportation subsidiary, was sold on June 15, 2006 and has been reported as discontinued operations in the accompanying consolidated balance sheets and statements of income. Cash flows associated with the discontinued operations of Clipper have been combined with cash flows from continuing operations in the accompanying consolidated cash flow statements (see Note R).
On March 28, 2003, the International Brotherhood of Teamsters (“IBT”) announced the ratification of its National Master Freight Agreement with the Motor Freight Carriers Association (“MFCA”) by its membership. Carrier members of MFCA, including ABF, ratified the agreement on the same date. Effective October 1, 2005, the MFCA was dissolved and replaced by Trucking Management, Inc. (“TMI”). ABF is a member of TMI. The IBT agreement has a five-year term and was effective April 1, 2003. The agreement provides for annual contractual wage and benefit increases of approximately 3.2% – 3.4%, subject to wage rate cost-of-living adjustments. Approximately 77% of ABF’s employees are covered by the agreement.
NOTE B – ACCOUNTING POLICIES
Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.
Cash and Cash Equivalents: Short-term investments that have a maturity of ninety days or less when purchased are considered cash equivalents.
Short-Term Investments: Short-term investment securities are classified as available-for-sale and are stated at fair value with related unrealized gains and losses, if any, reported net of applicable taxes in accumulated other comprehensive loss. Short-term investments consist of auction rate and preferred equity securities with interest or dividend rate reset periods of generally less than 90 days. Interest and dividends related to these investments are included in short-term investment income on the Company’s consolidated statements of income. It is the Company’s policy to invest in high quality, investment grade securities.
Concentration of Credit Risk: The Company’s services are provided primarily to customers throughout the United States and Canada. ABF, the Company’s largest subsidiary, which represented 97.3% of the Company’s annual revenues for 2006, had no single customer representing more than 3.0% of its revenues during 2006 and no single customer representing more than 2.0% of its accounts receivable balance at December 31, 2006. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management’s expectations.
The Company invests in high quality, investment grade securities and, by policy, limits the amount of credit exposure to any one counterparty to $5.0 million per issuing entity. Investments in auction rate securities must be rated at least A by Standard & Poor’s Rating Service or A2 by Moody’s Investors Service, Inc. At December 31, 2006, the Company’s total credit exposure to any single counterparty did not exceed $5.0 million.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Allowances: The Company maintains allowances for doubtful accounts, revenue adjustments and deferred tax assets. The Company’s allowance for doubtful accounts represents an estimate of potential accounts receivable write-offs associated with recognized revenue based on historical trends and factors surrounding the credit risk of specific customers. The Company writes off accounts receivable when accounts are turned over to a collection agency or when determined to be uncollectible. Receivables written off are charged against the allowance. The Company’s allowance for revenue adjustments represents an estimate of potential revenue adjustments associated with recognized revenue based upon historical trends. The Company’s valuation allowance for deferred tax assets is established by evaluating whether the benefits of its deferred tax assets will be realized through the reduction of future taxable income.
Impairment Assessment of Long-Lived Assets: The Company reviews its long-lived assets, including property, plant, equipment and capitalized software that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows, less the future cash outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss. The Company considers a long-lived asset as abandoned when it ceases to be used. The Company records impairment losses resulting from abandonment in operating income.
Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less cost to sell. Assets held for sale primarily represent ABF’s nonoperating properties and older revenue equipment that are no longer in service. Write-downs to fair value less cost to sell are reported in operating income. Assets held for sale are expected to be disposed of by selling the properties or assets within the next 12 months. Gains and losses on property and equipment are reported in operating income.
Assets held for sale at December 31, 2005 were $2.8 million and are included in other noncurrent assets in the accompanying consolidated balance sheets. During 2006, additional assets of $8.0 million were identified and reclassified to assets held for sale, and property and equipment carried at $10.0 million was sold for net gains totaling $3.4 million. As a result, assets held for sale totaled $0.8 million as of December 31, 2006. At December 31, 2006, management was not aware of any events or circumstances indicating the Company’s long-lived assets would not be recoverable.
Property, Plant and Equipment Including Repairs and Maintenance: The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as “revenue equipment” in the transportation business. Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures – primarily 15 to 20 years; revenue equipment – 3 to 12 years; other equipment – 3 to 15 years; and leasehold improvements – 4 to 20 years, or over the remaining life of the lease, whichever is shorter. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Exchanges of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged, in accordance with Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets. However, if a nonmonetary exchange lacks commercial substance, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life. The Company has no planned major maintenance activities.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Asset Retirement Obligations: The Company records estimated liabilities for the cost to remove underground storage tanks, dispose of tires and return leased real property to its original condition at the end of a lease term. The liabilities are discounted using the Company’s credit adjusted risk-free rate. Revisions to these liabilities for such costs may occur due to changes in the estimates for fuel tank removal costs, tire disposal fees and real property lease restoration costs, or changes in regulations or agreements affecting these obligations. At December 31, 2006 and 2005, the Company’s estimated asset retirement obligations totaled $1.8 million and $1.7 million, respectively.
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
Goodwill: Goodwill, which represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, is accounted for under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Goodwill amounts are not amortized, but rather are evaluated for impairment annually, utilizing a combination of valuation methods, including earnings before interest, taxes, depreciation and amortization and net income multiples and the present value of discounted cash flows. The Company’s goodwill, which totaled $63.9 million at both December 31, 2006 and 2005, is attributable to ABF as a result of a 1988 leveraged buyout. Changes occur in the goodwill asset balance because of ABF’s foreign currency translation adjustments on the portion of the goodwill related to ABF’s Canadian operations. The Company has performed the annual impairment testing on its ABF goodwill based upon operations and fair value at January 1, 2007, 2006 and 2005 and found there to be no impairment at any of these dates.
Income Taxes: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which takes into account the differences between the tax basis of the assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Deferred income taxes are accounted for under the liability method. Deferred income taxes relate principally to asset and liability basis differences resulting from the timing of the depreciation and cost recovery deductions and to temporary differences in the recognition of certain revenues and expenses.
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
Share-Based Compensation: The Company’s share-based compensation plans are described further in Note C.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Prior to January 1, 2006, the Company accounted for share-based compensation under the “intrinsic value method” and the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Under this method, no share-based compensation expense associated with the Company’s stock options was recognized in periods prior to 2006 as all options were granted with an exercise price no less than the market value of the underlying Common Stock on the date of grant. The Company has not granted stock options since January 2004. However, compensation expense related to restricted stock awards has been recognized for periods subsequent to the restricted stock grants in April 2005 and April 2006.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (“FAS 123(R)”) using the modified-prospective transition method and, accordingly, prior periods have not been restated. Under this transition method, compensation expense recognized during 2006 includes the pro rata cost of stock options granted prior to but not yet vested as of January 1, 2006, based upon the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”). As detailed in the table below, the compensation cost resulting from the adoption of FAS 123(R) for 2006 was $1.8 million on a pre-tax basis, or $0.05 per share, after-tax. In addition, the adoption of FAS 123(R) had an insignificant effect on the determination of assumed proceeds which are used in calculating weighted-average shares for diluted earnings per share.
In accordance with FAS 123, the balance in unearned compensation recorded in stockholders’ equity as of January 1, 2006 of $5.1 million was reversed and tax benefits in excess of the compensation cost recognized for those options (“excess tax benefits”) are shown as financing cash flows. Prior to the adoption of FAS 123(R), excess tax benefits were shown as cash flows from operating activities. The Company elected to follow the alternative transition provisions of estimating its beginning pool of excess tax benefits in accordance with FASB Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. As a result, excess tax benefits related to share-based compensation plans increased approximately $0.5 million in 2006.
For share-based awards granted prior to the adoption of FAS 123(R), the Company amortizes the fair value of the awards to compensation expense on a straight-line basis over the five-year vesting period and accelerates unrecognized compensation upon a grantee’s death, disability or retirement. Share-based awards granted or modified subsequent to the adoption of FAS 123(R) are amortized to compensation expense over the five-year vesting period or the period to which the employee first becomes eligible for retirement, whichever is shorter, with vesting accelerated upon death or disability. Compensation expense recognized subsequent to the adoption of FAS 123(R) reflects an estimate of shares assumed to be forfeited over the service period. Estimated forfeitures, which are based on historical experience, are adjusted to the extent that actual forfeitures differ, or are expected to differ, from these estimates. Prior to the adoption of FAS 123(R), forfeitures were reflected as they occurred in pro forma disclosures made pursuant to FAS 123. As historical forfeitures have been less than 5%, the required change to estimating forfeitures in accordance with the new standard did not have a significant impact on compensation expense recorded under FAS 123(R) compared to pro forma amounts presented under FAS 123.
The fair value of restricted stock awards is determined based upon the closing market price of the Company’s Common Stock on the date of grant. The restricted stock awards generally vest at the end of a five-year period following the date of grant, subject to accelerated vesting due to death, disability, retirement and change-in-control provisions. The Company issues new shares upon the granting of restricted stock, and dividends are paid on those restricted shares during the vesting period.
The grant date fair value of stock options, which were awarded prior to the adoption of FAS 123(R), was estimated based on a Black-Scholes-Merton option pricing model that utilizes several assumptions, including

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
expected volatility, weighted-average life and a risk-free interest rate. Expected volatilities were estimated using the historical volatility of the Company’s stock, based upon the expected term of the option. The Company was not aware of information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The Company issues new shares upon the exercise of stock options.
The Company’s assumptions and resulting fair value of stock options granted in 2004 are as follows:

2004
Risk-free rate	2.9%
Volatility	53.6%
Weighted-average life	4 years
Dividend yield	1.7%
Estimated weighted-average fair value per share granted during the year	$11.52
The Company did not recognize share-based compensation expense prior to the grant of restricted stock awards in April 2005. The following table summarizes the Company’s share-based compensation expense which has been recognized in the accompanying consolidated financial statements.

	Year Ended December 31
	2006	2005
	($ thousands, except per share data)
Share-based compensation expense (pre-tax):
Restricted stock	$2,869	$842
Stock options	1,839	—

	$4,708	$842

Share-based compensation expense (net of related tax benefit):
Restricted stock	$1,744	$514
Stock options	1,439	—

	$3,183	$514

Share-based compensation expense per diluted share:
Restricted stock	$0.07	$0.02
Stock options	0.05	—

	$0.12	$0.02

In November 2006, the 2005 and 2006 restricted stock agreements for the Company’s nonemployee Board of Directors were amended to provide for accelerated vesting and distribution of 40% of the number of shares which the Company determined would be subject to tax liability prior to otherwise being vested under the terms of the agreements. As a result of the modification, the Company recognized additional compensation expense of $0.2 million (pre-tax) during 2006, which is included in the table above.
Had the Company elected to apply the fair value recognition provisions of FAS 123, the Company’s net income and earnings per share for the years ended December 31 would have approximated the pro forma amounts indicated below:

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

	2005	2004
	($ thousands, except per share data)
Net income – as reported	$104,626	$75,529

Add back share-based compensation expense from restricted stock awards, included in reported net income, net of related tax effect	514	—

Less total share-based compensation expense determined under fair value-based methods for all awards, net of related tax effect	(2,476)	(3,058)

Net income – pro forma	$102,664	$72,471

Net income per share:
Basic
As reported	$4.13	$3.00

Pro forma	$4.05	$2.87

Diluted
As reported	$4.06	$2.94

Pro forma	$4.01	$2.85

Claims Liabilities: The Company is self-insured up to certain limits for workers’ compensation, certain third-party casualty claims and cargo loss and damage claims. Amounts in excess of the self-insured limits are fully insured to levels which management considers appropriate for the Company’s operations. The Company’s claims liabilities have not been discounted.
The Company records a liability for self-insured workers’ compensation and third-party casualty claims based on the incurred claim amount plus an estimate of future claim development and a reserve for claims incurred but not reported. Management estimates the development of the claims by applying the Company’s historical claim development factors to incurred claim amounts. The Company is entitled to recover, from insurance carriers and insurance pool arrangements, amounts which have been previously paid by the Company for claims above the self-insurance retention level. These amounts are included in other accounts receivable in the accompanying consolidated balance sheets, net of allowances for potentially unrecoverable amounts (see Note P).
The Company records an estimate of its potential self-insured cargo loss and damage claims by estimating the amount of potential claims based on the Company’s historical trends and certain event-specific information.
Insurance-Related Assessments: The Company recorded estimated liabilities for state guaranty fund assessments and other insurance-related assessments of $0.9 and $0.8 million at December 31, 2006 and 2005, respectively. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Environmental Matters: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Amounts accrued reflect management’s best estimate of the future undiscounted exposure related to identified properties based on current environmental regulations. The Company’s estimate is founded on management’s experience with similar environmental matters and on testing performed at certain sites. The estimated liability is not reduced for possible recoveries from insurance carriers or other third parties (see Note O).
Derivative Financial Instruments: The Company has, from time to time, entered into interest rate swap agreements and interest rate cap agreements designated to modify the interest characteristic of outstanding debt or limit exposure to increasing interest rates in accordance with its interest rate risk management policy (see Notes E and L). The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable or receivable from counterparties is included in other current liabilities or current assets. Under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Financial Instruments and Hedging Activities and Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the Company recognizes all derivatives on its balance sheets at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness associated with interest rate swap agreements will be reported in interest expense.
Costs of Start-Up Activities: The Company expenses certain costs associated with start-up activities as they are incurred.
Comprehensive Income: The Company reports the components of other comprehensive income by their nature in the financial statements and displays the accumulated balance of other comprehensive income or loss separately in the consolidated statements of stockholders’ equity. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income.
Exit or Disposal Activities: The Company accounts for exit costs in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). As prescribed by FAS 146, liabilities for costs associated with the exit or disposal activity are recognized when the liability is incurred.
Variable Interest Entities: The Company has no investments in or known contractual arrangements with variable interest entities.
Segment Information: The Company uses the “management approach” for determining its reportable segment information. The management approach is based on the way management organizes the reportable segments within the Company for making operating decisions and assessing performance.
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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The accompanying consolidated balance sheets include reclassifications to report expected recoveries from insurance carriers and amounts which have been paid by the Company for claims above the self-insurance retention level in other accounts receivable, net of allowances. Prior to this reclassification, these amounts were recorded as a reduction to accrued expenses.
Clipper is reported as discontinued operations in the accompanying consolidated balance sheets and statements of income.
The accompanying consolidated statements of income include reclassifications to report gains from the sale of properties as a reduction of operating expenses and costs. The amounts reclassified were $15.4 and $0.4 million for the years ended December 31, 2005 and 2004, respectively.
NOTE C – STOCKHOLDERS’ EQUITY
Common Stock: The following table is a summary of dividends declared during the applicable quarter:

	2006		2005		2004
	Per Share	Amount	Per Share	Amount	Per Share	Amount
	($ thousands, except per share data)
First quarter dividend	$0.15	$3,801	$0.12	$3,038	$0.12	$2,990
Second quarter dividend	$0.15	$3,845	$0.12	$3,064	$0.12	$2,994
Third quarter dividend	$0.15	$3,827	$0.15	$3,813	$0.12	$3,008
Fourth quarter dividend	$0.15	$3,796	$0.15	$3,789	$0.12	$3,018
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
Treasury Stock: The Company has a program to repurchase its Common Stock in the open market or in privately negotiated transactions. In 2003, the Company’s Board of Directors authorized stock repurchases of up to $25.0 million and in July of 2005, an additional $50.0 million was authorized for a total of $75.0 million. As of December 31, 2006, the Company has purchased 1,493,150 shares for an aggregate cost of $51.9 million, leaving $23.1 million available for repurchase under the current buyback program. The repurchases may be made either from the Company’s cash reserves or from other available sources. The program has no expiration date but may be terminated at any time at the Board of Directors’ discretion. The Company plans to continue making open-market purchases of its stock on an opportunistic basis.
Stock Awards: Until April 20, 2005, the Company maintained three stock option plans which provided for the granting of options or stock appreciation rights (“SARs”) to directors and key employees of the Company. The 1992 Stock Option Plan expired on December 31, 2001 and, therefore, no new options can be granted under this plan. The 2000 Non-Qualified Stock Option Plan was a broad-based plan that allowed for the granting of 1.0 million options. The 2002 Stock Option Plan allowed for the granting of 1.0 million options, as well as two types of SARs, which are payable in shares or cash. Stock options generally vest in equal amounts over a five-year period and expire ten years from the date of grant. As of December 31, 2006, the Company had not elected to treat any exercised options as Employer SARs and no employee SARs had been granted. There were no stock options granted during 2006 or 2005.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
In April 2005, the stockholders of the Company approved the 2005 Ownership Incentive Plan (“the Plan”). The Plan supersedes the Company’s 2000 Non-Qualified Stock Option Plan and 2002 Stock Option Plan with respect to future awards and provides for the granting of 1.5 million shares, which may be awarded as incentive and nonqualified stock options, SARs, restricted stock or restricted stock units. Any outstanding stock options under the 1992, 2000 or 2002 stock option plans which are forfeited or otherwise unexercised will be included in the shares available for grant under the Plan.
Restricted Stock
A summary of the Company’s restricted stock program is presented below:

		Weighted-Average
		Grant Date
	Shares	Fair Value

Nonvested – January 1, 2006	181,600	$32.62
Granted	192,500	39.15
Vested	(25,719)	33.77
Forfeited	(14,850)	32.65

Nonvested – December 31, 2006	333,531	$36.31

During the second quarter of 2006, the Company granted 192,500 shares of restricted stock with a weighted-average fair value of $39.15 per share. During the second quarter of 2005, the Company granted 182,250 shares of restricted stock with a weighted-average fair value of $32.62 per share. No restricted stock was granted prior to 2005. The fair value of restricted stock that vested during 2006 was approximately $1.0 million and less than $0.1 million vested in 2005.
Unrecognized compensation cost related to restricted stock awards outstanding as of December 31, 2006 totaled $8.6 million, which is expected to be recognized over a weighted-average period of 4.0 years.
Stock Options
The options or SARs granted during 2004, under each plan, are as follows:

2004
2000 Non-Qualified Stock Option Plan – Options	49,000
2002 Stock Option Plan – Options/Employer SARs	277,000

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
A summary of the Company’s stock option program is presented below:

			Weighted-
			Average
		Weighted-	Remaining	Intrinsic
	Shares	Average	Contractual	Value
	Under Option	Exercise Price	Term	($000)(1)

Outstanding – January 1, 2006	1,189,122	$23.51
Granted	—	—
Exercised	(289,485)	20.30
Forfeited	(32,287)	27.44

Outstanding – December 31, 2006	867,350	$24.43	4.9	$10,035

Options outstanding at December 31, 2006 which are vested or expected to vest	828,319	$24.43	4.9	$9,583

Exercisable – December 31, 2006	607,850	$23.15	4.1	$7,808

(1)	Intrinsic value represents the fair market value of the Company’s Common Stock on December 31, 2006, less the weighted-average exercise price of the stock options, multiplied by the number of shares under option.
The following table summarizes additional activity related to the Company’s stock option program for the years ended December 31:

	2006	2005	2004
	($ thousands)
Fair value of options vested	$2,620	$4,388	$8,786
Intrinsic value of options exercised	6,657	6,475	8,797
Cash proceeds of options exercised	5,877	5,394	8,652
Tax benefit of options exercised	2,299	1,968	3,233
Unrecognized compensation cost related to stock option awards outstanding as of December 31, 2006 totaled $1.7 million, which is expected to be recognized over a weighted-average period of 2.1 years.
Accumulated Other Comprehensive Loss
Components of accumulated other comprehensive loss are as follows at December 31:

	2006	2005	2004
	($ thousands)
Pre-tax amounts:
Foreign currency translation	$(524)	$(449)	$(420)
Minimum pension liability (see Note J)	—	(7,989)	(6,684)
Unrecognized net periodic benefit costs (see Note J)	(55,762)	—	—

Total	$(56,286)	$(8,438)	$(7,104)

After-tax amounts:
Foreign currency translation	$(318)	$(273)	$(257)
Minimum pension liability (see Note J)	—	(4,855)	(4,062)
Unrecognized net periodic benefit costs (see Note J)	(34,071)	—	—

Total	$(34,389)	$(5,128)	$(4,319)

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE D – SHORT-TERM INVESTMENTS
The Company’s short-term investments consist of auction rate and preferred equity securities which are classified as available-for-sale. The interest or dividend rates on the Company’s short-term investments are generally reset every 7 to 90 days through an auction process, thus limiting the Company’s exposure to interest rate risk. Interest and dividends are paid on these securities at the end of each reset period.
The following is a summary of the Company’s auction rate security investments at December 31:

	2006	2005
	($ thousands)
Debt securities consisting of U.S. state and local municipal securities	$108,317	$101,239
Preferred equity securities	27,000	20,000

	$135,317	$121,239

The Company’s auction rate securities are reported on the balance sheets at fair value. There were no unrealized gains or losses for 2006 or 2005.
The Company sold $372.3 million and $295.7 million in auction rate securities during the years ended December 31, 2006 and 2005, respectively, with no realized gains or losses. Interest and dividends related to these investments are included in short-term investment income on the Company’s consolidated statements of income.
The carrying values of the Company’s short-term investments at December 31, 2006, by ultimate contractual maturity of the underlying security, are shown below. Actual maturities may differ from the ultimate contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

December 31, 2006
($ thousands)
Debt securities:
Due within 1 year	$—
Due after 1 year through 5 years	—
Due after 5 years through 10 years	—
Due after 10 years	108,317

Preferred equity securities	27,000

$135,317

For the years ended December 31, 2006 and 2005, the weighted-average tax equivalent yield on the Company’s auction rate securities was 5.3% and 3.9%, respectively.
NOTE E – DERIVATIVE FINANCIAL INSTRUMENTS
The Company was a party to an interest rate swap on a notional amount of $110.0 million, which matured on April 1, 2005. The Company’s interest rate strategy was to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company had designated its benchmark variable 30-day LIBOR-based interest rate payments on $110.0 million of borrowings under the Company’s Credit Agreement as a cash flow hedge.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
In March 2003, the Company forecasted Credit Agreement borrowings to be below the $110.0 million level and the majority of the interest rate swap ceased to qualify as a cash flow hedge. Changes in the fair value of the interest rate swap after March 2003 were accounted for in the Company’s income statement. For 2005, payments on the swap and changes in the fair value of the swap were approximately equal in amount.
NOTE F – FEDERAL AND STATE INCOME TAXES
Significant components of the provision for income taxes for the years ended December 31 are as follows:

	2006	2005	2004
	($ thousands)
Current provision:
Federal	$42,305	$60,392	$36,314
State	8,362	11,541	7,037

	50,667	71,933	43,351

Deferred provision (credit):
Federal	290	(5,132)	5,423
State	61	(1,103)	1,299

	351	(6,235)	6,722

Total provision for income taxes	$51,018	$65,698	$50,073

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company’s deferred tax liabilities and assets at December 31 are as follows:

	2006	2005
	($ thousands)
Deferred tax liabilities:
Amortization, depreciation and basis differences for property, plant and equipment and other long-lived assets	$52,798	$48,353
Revenue recognition	5,962	5,921
Prepaid expenses	3,792	4,296

Total deferred tax liabilities	62,552	58,570

Deferred tax assets:
Accrued expenses	54,527	49,044
Pension liabilities	16,119	2,282
Postretirement liabilities other than pensions	7,206	3,410
Share-based compensation	1,099	329
State net operating loss carryovers	841	1,013
Other	760	1,055

Total deferred tax assets	80,552	57,133
Valuation allowance	(920)	(955)

Net deferred tax assets	79,632	56,178

Net deferred tax liabilities (assets)	$(17,080)	$2,392

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
A reconciliation between the effective income tax rate, as computed on income from continuing operations before income taxes, and the statutory federal income tax rate for the years ended December 31 is presented in the following table:

	2006	2005	2004
	($ thousands)
Income tax at the statutory federal rate of 35%	$46,032	$58,958	$43,757
Federal income tax effects of:
State income taxes	(2,948)	(3,653)	(2,917)
Other nondeductible expenses	1,922	1,385	1,401
Dividends received deduction	(326)	(222)	(117)
Tax-exempt investment income	(1,324)	(556)	(4)
Other	(761)	(652)	(383)

Federal income taxes	42,595	55,260	41,737
State income taxes	8,423	10,438	8,336

Total provision for income taxes	$51,018	$65,698	$50,073

Effective tax rate	38.8%	39.0%	40.1%

Income taxes paid totaled $58.0 million in 2006, $70.2 million in 2005 and $47.2 million in 2004 before income tax refunds of $10.6 million in 2006, $8.3 million in 2005 and $5.1 million in 2004.
The tax benefit for exercised options in 2006 is $2.3 million which is reflected in paid-in capital. The paid-in capital benefit could increase as additional information becomes available to the Company regarding stock sales by employees. The tax benefits associated with stock options exercised totaled $2.0 million in 2005 and $3.2 million in 2004, which are reflected in paid-in capital.
The Company had state net operating loss carryovers of approximately $12.2 million at December 31, 2006. The majority of state net operating loss carryovers expire generally in five years. As of December 31, 2006, the Company had a valuation allowance of approximately $0.8 million for state net operating loss carryovers and $0.1 million for state tax benefits of contribution carryovers for which realization is uncertain.
The Company’s federal tax returns for 1995 and 1996 and the returns of an acquired company for 1994 and 1995 were examined by the Internal Revenue Service (“IRS”). In 2004, the Company reached a settlement of all issues raised in the examinations and in 2006, received refunds from the IRS in final settlement of these examinations. Federal income tax returns filed for years following the period examined by the IRS and through 2002 are closed by the applicable statute of limitations. During 2006, the IRS began an examination of the Company’s federal income tax returns for 2003 through 2005. The Company expects this audit to be completed during 2007. The Company is also under examination by certain state taxing authorities. Although the outcome of tax audits is always uncertain and could result in payment of additional taxes, the Company does not believe the results of any of these audits will have a material effect on its financial position, results of operations or cash flows.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE G – OPERATING LEASES AND COMMITMENTS
While the Company maintains ownership of most of its larger terminals and distribution centers, certain facilities and equipment are leased. Rental expense totaled $14.3 million in 2006, $13.6 million in 2005 and $13.0 million in 2004.
The future minimum rental commitments, net of minimum rentals to be received under noncancelable subleases, as of December 31, 2006 for all noncancelable operating leases are as follows:

			Equipment
			and
Period	Total	Terminals	Other
	($ thousands)
2007	$11,212	$10,729	$483
2008	7,996	7,935	61
2009	6,264	6,203	61
2010	4,765	4,704	61
2011	3,238	3,206	32
Thereafter	3,691	3,691	—

	$37,166	$36,468	$698

Certain of the leases are renewable for substantially the same rentals for varying periods. In addition to the above, the Company has guaranteed rent payments through March 2012 totaling $1.3 million for office space that continues to be leased by Clipper. Future minimum rentals to be received under noncancelable subleases totaled approximately $0.1 million at December 31, 2006.
Commitments to purchase revenue equipment and property, which are cancelable by the Company if certain conditions are met, were approximately $79.4 million at December 31, 2006.
NOTE H – LONG-TERM DEBT AND CREDIT AGREEMENT

	December 31
	2006	2005
	($ thousands)
Revolving credit agreement(1)	$—	$—
Capitalized lease obligations(2)	239	395
Other (bears interest at 6.3%)	1,194	1,355

	1,433	1,750
Less current portion	249	317

	$1,184	$1,433

(1)	The Company has a $225.0 million Credit Agreement dated as of June 3, 2005 with Wells Fargo Bank, National Association as Administrative Agent and Lead Arranger; Bank of America, N.A. and SunTrust Bank as Co-Syndication Agents; and Wachovia Bank, National Association and The Bank of Tokyo-Mitsubishi, LTD as Co-Documentation Agents. The Credit Agreement has a maturity date of May 15, 2010, provides for up to $225.0 million of revolving credit loans (including a $150.0 million sublimit for letters of credit) and allows the Company to extend the maturity date for a period not to exceed two years, subject to participating bank approval. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans as long as the total revolving credit loans do not exceed $275.0 million, subject to receiving the commitments of the participating banks.

Interest rates under the Credit Agreement are at variable rates as defined. The Credit Agreement contains a pricing grid, based on the Company’s senior debt ratings, that determines its LIBOR margin, facility

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

fees, utilization fees and letter of credit fees. The Company will pay a utilization fee if the borrowings under the Credit Agreement exceed 50% of the $225.0 million Credit Agreement facility amount. The Company has a senior unsecured debt rating of BBB+ with a positive outlook by Standard & Poor’s Rating Service and a senior unsecured debt rating of Baa2 with a stable outlook by Moody’s Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of amounts drawn under the facility.

As of December 31, 2006, there were no outstanding revolver advances and approximately $51.3 million of outstanding letters of credit issued under the facility, resulting in borrowing capacity of $173.7 million. As of December 31, 2005, there were no outstanding revolver advances and approximately $51.1 million of outstanding letters of credit.

The Credit Agreement contains various covenants, which limit, among other things, indebtedness and dispositions of assets and which require the Company to maintain compliance with certain quarterly financial ratios. As of December 31, 2006, the Company was in compliance with the covenants.

(2)	The Company has capitalized lease obligations related to certain computer equipment. These obligations have a weighted-average interest rate of approximately 4.3% at December 31, 2006.

The future minimum payments under capitalized leases at December 31, 2006 consisted of the following:

($ thousands)
2007	$89
2008	85
2009	85
2010	—
2011	—

Total minimum lease payments	259
Less amounts representing interest	20

Present value of net minimum leases included in long-term debt	$239

Assets held under capitalized leases at December 31 are included in property, plant and equipment as follows:

	2006	2005
	($ thousands)
Service, office and other equipment	$1,364	$1,364
Less accumulated amortization	1,120	976

	$244	$388

There were no capital lease obligations incurred during the year ended December 31, 2006, and a $0.3 million capital lease obligation was incurred for computer equipment during the year ended December 31, 2005. Amortization of assets under capital lease is included in depreciation expense.
Annual maturities of other long-term debt, excluding capitalized lease obligations, in 2007 through 2011 are approximately $0.2 million for each year.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The Company paid interest of $0.3 million in 2006, $0.5 million in 2005 and $0.2 million in 2004, net of capitalized interest which totaled $0.2 million in each of the years ended December 31, 2006, 2005 and 2004. No interest was paid related to federal income taxes during 2006 or 2004, and less than $0.1 million of interest was paid related to federal income taxes during 2005.
NOTE I – ACCRUED EXPENSES

	December 31
	2006	2005
	($ thousands)
Accrued salaries, wages and incentive plans	$29,076	$36,584
Accrued vacation pay	39,413	36,898
Taxes other than income	7,038	6,475
Loss, injury, damage and workers’ compensation claims reserves	83,503	73,711
Current distribution of supplemental pension plan benefits(1)	4,466	12,700
Accrued interest and other	7,936	6,925

	$171,432	$173,293

(1)	Excludes expected distributions of deferred supplemental pension plan benefits.
NOTE J – EMPLOYEE BENEFIT PLANS
Nonunion Defined Benefit Pension, Supplemental Pension and Postretirement Health Plans
The Company has a funded noncontributory defined benefit pension plan covering substantially all noncontractual employees hired before January 1, 2006 (see Defined Contribution Plans within this note). Benefits are generally based on years of service and employee compensation. The Company’s contributions to the defined benefit pension plan are based upon the minimum funding levels required under provisions of the Employee Retirement Income Security Act of 1974, with the maximum contributions not to exceed deductible limits under the Internal Revenue Code.
The Company also has unfunded supplemental pension benefit plans (“SBP”) for the purpose of supplementing benefits under the Company’s defined benefit plan. Under the SBP, the Company will pay sums in addition to amounts payable under the defined benefit plan to eligible participants. Participation in the SBP is limited to employees of the Company and ABF who are participants in the Company’s defined benefit plan and who are designated as participants in the SBP by the Company’s Board of Directors. The SBP provides that prior to a participant’s termination, the participant may elect either a lump-sum payment or a deferral of receipt of the benefit. While the SBP is an unfunded plan, equivalent amounts of participant deferrals of SBP benefits have been funded into the Company’s SBP Trust. The SBP Trust assets are considered general assets of the Company. Until ultimate distribution to the participant, these funded amounts which totaled $1.4 million and $12.1 million at December 31, 2006 and 2005, respectively, are recorded in other long-term assets in the accompanying consolidated balance sheets. The SBP includes a provision that deferred benefits accrued under the SBP will be paid in the form of a lump sum following a change-in-control of the Company. The Compensation Committee of the Company’s Board of Directors elected to close the SBP to new entrants and to place a cap on the maximum payment per participant to existing participants in the SBP effective January 1, 2006. In place of the SBP, officers appointed after 2005 participate in a long-term cash incentive plan (see Long-Term Incentive Plan within this note).
The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life and accident insurance and vision care to certain officers of the Company and certain subsidiaries.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The plan is generally noncontributory, with the Company paying the premiums. During May 2004, the FASB issued FASB Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP No. 106-2”). The Company adopted the provisions of FSP No. 106-2 during the third quarter of 2004. The effect of the Medicare Part D subsidy reduced net periodic postretirement benefit expense by $0.3 million for 2004. The prescription drug benefits provided under the Company’s postretirement health benefit plan are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Prescription Drug Act. The Company made eligible gross payments for prescription drug benefits throughout 2006 and anticipates receiving the Medicare Part D subsidy on those payments in early 2007.
The Company accounts for its pension and postretirement plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”); Statement of Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Benefit Pension Plans and for Termination Benefits (“FAS 88”); Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“FAS 106”); Statement of Financial Accounting Standards No. 132 (“FAS 132”) and Statement No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits (“FAS 132(R)”), as amended by Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). The Company uses December 31 as a measurement date for its nonunion defined benefit pension plan, SBP and postretirement health benefit plan.
The Company adopted FAS 158 on December 31, 2006 and as a result recognized the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of its nonunion pension plan, SBP and postretirement health benefit plan in the accompanying balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income recorded at adoption of FAS 158 represents the net unrecognized actuarial losses, unrecognized prior service costs and unrecognized transition obligation remaining from the initial adoption of FAS 87, all of which were previously netted against the plan’s funded status in the Company’s balance sheet in accordance with the provisions of FAS 87. These amounts will also be subsequently recognized as net periodic benefit cost in the consolidated statements of income pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in future periods but which are not included in net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of FAS 158.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The following is a summary of the effects of adopting FAS 158 on the Company’s balance sheet at December 31, 2006:

	Before		After
	Application of		Application of
	FAS 158	Adjustment	FAS 158
	($ thousands)
Prepaid pension costs	$19,294	$(19,294)	$—
Other assets	66,474	(4,515)	61,959
Total assets	962,525	(23,809)	938,716

Accrued expenses	170,757	675	171,432
Pension and postretirement liabilities	23,855	30,761	54,616
Deferred income taxes	40,942	(21,490)	19,452
Total liabilities	349,375	9,946	359,321

Accumulated other comprehensive loss	(634)	(33,755)	(34,389)
Total stockholders’ equity	613,150	(33,755)	579,395
The adoption of FAS 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented.
The following table discloses the changes in benefit obligations and plan assets of the Company’s nonunion benefit plans for years ended December 31:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2006	2005	2006	2005	2006	2005
	($ thousands)
Change in benefit obligations
Benefit obligations at beginning of year	$192,934	$179,553	$46,646	$35,596	$17,353	$15,431
Service cost	9,846	9,315	893	768	166	167
Interest cost	10,425	9,684	1,536	1,953	1,012	804
Actuarial loss (gain) and other	(441)	4,648	3,912	9,048	770	1,792
Benefits and expenses paid	(15,916)	(10,266)	(26,481)	(719)	(864)	(841)

Benefit obligations at end of year	196,848	192,934	26,506	46,646	18,437	17,353

Change in plan assets
Fair value of plan assets at beginning of year	171,633	161,348	—	—	—	—
Actual return on plan assets and other	21,317	9,252	—	—	—	—
Employer contributions	5,000	11,299	26,481	719	864	841
Benefits and expenses paid	(15,916)	(10,266)	(26,481)	(719)	(864)	(841)

Fair value of plan assets at end of year	182,034	171,633	—	—	—	—

Funded status	(14,814)	(21,301)	(26,506)	(46,646)	(18,437)	(17,353)
Unrecognized net actuarial loss	—	50,918	—	17,640	—	7,686
Unrecognized prior service (benefit) cost	—	(3,762)	—	6,075	—	8
Unrecognized net transition (asset) obligation and other	—	—	—	(659)	—	934

Net amount recognized	$(14,814)	$25,855	$(26,506)	$(23,590)	$(18,437)	$(8,725)

Accumulated benefit obligation	$170,477	$164,623	$17,878	$37,654	$18,437	$17,353

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Amounts recognized in the balance sheets at December 31 consist of the following:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2006	2005	2006	2005	2006	2005
		($ thousands)
Prepaid benefit cost	$—	$25,855	$—	$—	$—	$—
Current liabilities (included in accrued expenses)	—	—	(4,466)	(12,700)	(675)	—
Noncurrent liabilities (included in pension and postretirement liabilities)	(14,814)	—	(22,040)	(24,954)	(17,762)	(8,725)
Intangible assets (includes prior service cost included in other assets)	—	—	—	6,075	—	—
Accumulated other comprehensive loss – minimum pension liability (pre-tax)	—	—	—	7,989	—	—

Net assets (liabilities) recognized	$(14,814)	$25,855	$(26,506)	$(23,590)	$(18,437)	$(8,725)

The following is a summary of the components of net periodic benefit cost for the Company’s nonunion benefit plans for the years ended December 31:

					Supplemental		Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	($ thousands)
Components of net periodic benefit cost
Service cost	$9,846	$9,315	$8,490	$893	$768	$742	$166	$167	$134
Interest cost	10,425	9,684	9,682	1,536	1,953	1,906	1,012	804	847
Expected return on plan assets	(13,244)	(13,018)	(12,552)	—	—	—	—	—	—
Transition (asset) obligation recognition	—	(8)	(8)	(123)	(227)	(227)	135	135	135
Amortization of prior service (credit) cost	(919)	(922)	(922)	1,560	1,560	1,560	8	30	131
Pension accounting settlement	—	—	—	10,192	—	—	—	—	—
Recognized net actuarial loss and other(1)	5,453	4,968	4,791	1,165	1,414	2,428	1,261	856	804

Net periodic benefit cost	$11,561	$10,019	$9,481	$15,223	$5,468	$6,409	$2,582	$1,992	$2,051

(1)	The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach.
Under FAS 88, the Company is required to record a pension accounting settlement (“settlement”) when cash payouts exceed annual service and interest costs of the related plan. For the year ended December 31, 2006, the Company settled obligations of $26.5 million and recorded pension settlement expense of $10.2 million on a pre-tax basis, or $0.24 per diluted share, net of taxes.
During 2007, the Company anticipates settling obligations of $5.2 million and recording additional pension settlement expense of approximately $1.8 million on a pre-tax basis, or $0.04 per diluted share, net of taxes. The estimated final settlement amounts are dependent upon the pension actuarial valuations, which are based on the discount rate determined at the settlement dates.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Included in accumulated other comprehensive loss at December 31, 2006 are the following pre-tax amounts that have not yet been recognized in net periodic benefit cost:

		Supplemental
		Pension	Postretirement
	Pension Benefits	Plan Benefits	Health Benefits
	($ thousands)
Unrecognized net actuarial loss	$36,804	$9,366	$7,194
Unrecognized prior service (benefit) cost	(2,697)	4,515	—
Unrecognized net transition (asset) obligation	—	(221)	801

Total	$34,107	$13,660	$7,995

The following amounts, which are included in accumulated other comprehensive loss, are expected to be recognized as components of net periodic benefit cost in 2007 on a pre-tax basis:

		Supplemental
		Pension	Postretirement
	Pension Benefits	Plan Benefits	Health Benefits
	($ thousands)
Unrecognized net actuarial loss	$3,715	$1,339	$1,000
Unrecognized prior service (credit) cost	(897)	1,560	—
Unrecognized net transition (asset) obligation	—	(123)	135

Total	$2,818	$2,776	$1,135

Additional information regarding the Company’s nonunion benefit plans for the years ended December 31 is as follows:

				Supplemental			Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	($ thousands)
Increase (decrease) in minimum liability included in other comprehensive loss (pre-tax)	$—	$—	$—	$(7,473)	$1,305	$373	$—	$—	$—

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Weighted-average assumptions used to determine nonunion benefit obligations at December 31 were as follows:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2006	2005	2006	2005	2006	2005

Discount rate(1)	5.8%	5.5%	5.5%	5.5%	5.8%	5.5%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	—	—

(1)	The discount rate was determined at December 31, 2006 and 2005, respectively.
The Company’s discount rate for determining its nonunion benefit obligations was estimated by projecting cash distributions from each plan and matching them with the appropriate corporate bond yields in a yield curve analysis.
Weighted-average assumptions used to determine net periodic benefit cost for the Company’s nonunion benefit plans for the years ended December 31 were as follows:

				Supplemental			Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate(2)	5.5%	5.5%	6.0%	5.5%	5.5%	6.0%	5.5%	5.5%	6.0%
Expected return on plan assets	7.9%	8.3%	8.3%	—	—	—	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	—	—	—

(2)	The discount rate was determined at December 31, 2005, 2004 and 2003, respectively, for the years 2006, 2005 and 2004.
The assumed health care cost trend rates for the Company’s postretirement health benefit plan at December 31 are as follows:

	2006	2005
Health care cost trend rate assumed for next year	9.5%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2015	2014
The health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects on the Company’s postretirement health benefit plan for the year ended December 31, 2006:

	One Percentage Point
	Increase	Decrease
	($ thousands)
Effect on total of service and interest cost components	$193	$(158)
Effect on postretirement benefit obligation	2,893	(2,469)
The Company establishes the expected long-term rate of return on nonunion pension plan assets by considering the historical returns for the current mix of investments. In addition, consideration is given to the range of expected returns for the pension plan investment mix provided by the plan’s investment advisors. The Company uses the historical information to determine if there has been a significant change in the nonunion pension plan’s investment return history. If it is determined that there has been a significant change, the rate is adjusted up or down, as appropriate, by a portion of the change. This approach is intended to establish a long-term, nonvolatile

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
rate. The Company’s long-term expected rate of return utilized in determining its 2007 nonunion pension plan expense is expected to remain at 7.9%.
The weighted-average asset allocation of the Company’s nonunion defined benefit pension plan at December 31 is summarized in the following table:

	2006	2005
Equity Securities
Large Cap U.S. Equity	36.9%	35.7%
Small Cap U.S. Equity	15.5	16.4
International Equity	11.0	11.9

Fixed Income Securities
U.S. Fixed Income	36.5	35.9
Cash Equivalents	0.1	0.1

	100.0%	100.0%

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
At December 31, 2006, the target allocations and acceptable ranges were as follows:

	Target	Acceptable
	Allocation	Range
Equity Securities
Large Cap U.S. Equity	35.0%	30.0% – 40.0%
Small Cap U.S. Equity	15.0%	11.0% – 19.0%
International Equity	10.0%	8.0% – 12.0%

Fixed Income Securities
U.S. Fixed Income	40.0%	35.0% – 45.0%
Investment balances and results are reviewed quarterly. Investment allocations which fall outside the acceptable range at the end of any quarter are rebalanced based on the target allocation of all segments.
Index funds are primarily used for investments in equity and fixed income securities. Prior to November 2006, a portion of the small cap portfolio was invested in an actively managed fund. Investment performance is generally compared to the three-to-five year performance of recognized market indexes. Certain types of investments and transactions are prohibited or restricted by the Company’s written investment policy, including short sales; purchase or sale of futures; options or derivatives for speculation or leverage; private placements; purchase or sale of commodities; or illiquid interests in real estate or mortgages.
The Company does not expect to have required minimum contributions, but could make tax-deductible contributions to its pension plan in 2007. Based upon current information, the Company anticipates making 2007 contributions of $5.0 million to $8.0 million, which will not exceed the estimated maximum tax-deductible contribution.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Estimated future benefit payments from the Company’s nonunion defined benefit pension, supplemental pension and postretirement health plans, which reflect expected future service, as appropriate, are as follows:

		Supplemental	Postretirement
	Pension	Pension	Health
	Benefits	Plan Benefits	Benefits

2007	$15,916	$5,245	$675
2008	16,042	—	716
2009	15,619	—	786
2010	15,226	—	825
2011	15,040	3,004	930
2012–2016	70,387	25,022	5,742
Deferred Compensation Plans
The Company has deferred salary agreements with certain executives for which liabilities of $6.3 million and $6.0 million as of December 31, 2006 and 2005, respectively, have been recorded as other liabilities in the accompanying consolidated balance sheets. The deferred salary agreements include a provision that immediately vests all benefits and, at the executive’s election, provides for a lump-sum payment upon a change-in-control of the Company. The Compensation Committee of the Company’s Board of Directors elected to close the deferred salary agreement program to new entrants effective January 1, 2006. In place of the deferred salary agreement program, officers appointed after 2005 participate in the Long-Term Incentive Plan (see Long-Term Incentive Plan within this note).
An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $1.6 million and $1.8 million at December 31, 2006 and 2005, respectively, for future costs under this plan, which are reflected as other liabilities in the accompanying consolidated financial statements.
The Company maintains a Voluntary Savings Plan, a nonqualified deferred compensation program for the benefit of certain executives of the Company and certain subsidiaries. Eligible employees may defer receipt of a portion of their regular compensation, incentive compensation and other bonuses into the Voluntary Savings Plan by making an election before the compensation is payable. The Company credits participants’ accounts with applicable matching contributions and rates of return based on investments selected by the participants from the investments available in the plan. All deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. Accordingly, the accompanying consolidated balance sheets reflect the aggregate participant balances as both an asset and a liability of the Company. As of December 31, 2006 and 2005, $15.2 million and $15.6 million, respectively, are included in other assets with a corresponding amount recorded in other liabilities.
Defined Contribution Plans
The Company and its subsidiaries have various defined contribution 401(k) plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 50% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of nonunion participant contributions up to a specified compensation limit ranging from 0% to 6%. The plans also allow for discretionary Company contributions determined annually. The Company’s matching expense for the 401(k) plans totaled $4.4 million for 2006, $4.5 million for 2005 and $3.9 million for 2004.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
In place of the Company’s nonunion defined benefit pension plan, all nonunion employees hired subsequent to December 31, 2005 participate in a new defined contribution plan into which the Company will make discretionary contributions. Participants will be fully vested in the contributions made to their account after three years of service. All employees who were participants in the defined benefit pension plan on December 31, 2005 will continue in that plan. The Company did not make contributions to the new defined contribution plan during 2006, but contributed approximately $0.3 million in 2007 based upon 2006 plan participation.
Long-Term Incentive Plan
Pursuant to stockholder approval of the 2005 Ownership Incentive Plan, the Compensation Committee of the Company’s Board of Directors created a performance-based cash payment Long-Term Incentive Plan (the “LTIP”) effective January 2006. Participants in the LTIP are officers of the Company or its subsidiaries who are not participants in the Company’s SBP or in the deferred salary agreement program. The LTIP incentive, which is generally earned over three years, is based 60% on return on capital employed and 40% on the Company achieving specified levels of profitability or earnings growth, as defined in the LTIP. Minimum levels of return on capital employed and growth must be achieved for any incentive to be earned. The Company has accrued $0.2 million at December 31, 2006 for estimated future distributions under the LTIP, which is reflected as other liabilities in the accompanying consolidated balance sheets. In 2006, three officers elected to switch from participation in the SBP and deferred salary agreement programs to the Company’s LTIP under terms approved by the Company’s Compensation Committee. As a result, the participants who elected to switch benefit programs will no longer earn additional benefits under the SBP and deferred salary agreement programs effective January 31, 2008.
Other Plans
Other long-term assets include $38.5 million and $38.9 million at December 31, 2006 and 2005, respectively, in cash surrender value of life insurance policies. These policies are intended to provide funding for long-term nonunion benefit arrangements such as the Company’s SBP and certain deferred compensation plans.
Multiemployer Plans
Under the provisions of the Taft-Hartley Act, retirement and health care benefits for ABF’s contractual employees are provided by a number of multiemployer plans. The trust funds are administered by trustees, an equal number of whom generally are appointed by the IBT and certain management carrier organizations or other appointing authorities for employer trustees as set forth in the fund’s trust agreements. ABF is not directly involved in the administration of the trust funds. ABF contributes to these plans monthly based on the hours worked by its contractual employees, as specified in the National Master Freight Agreement and other supporting supplemental agreements. No amounts are required to be paid beyond ABF’s monthly contractual obligations based on the hours worked by its employees, except as discussed below.
ABF has contingent liabilities for its share of the unfunded liabilities of each plan to which it contributes. ABF’s contingent liability for a plan would become payable if it were to withdraw from that plan. ABF has gathered data from the majority of these plans and currently estimates its contingent withdrawal liabilities for these plans to be approximately $600 to $650 million, on a pre-tax basis. Though the best information available to ABF was used in computing this estimate, it is calculated with numerous assumptions, is not current and is continually changing. If ABF did incur withdrawal liabilities, those amounts would generally be payable over a period of 10 to 15 years.
Aside from the withdrawal liabilities, ABF would only have an obligation to pay an amount beyond its contractual obligations if it received official notification of a funding deficiency. ABF has not received

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
notification of a funding deficiency for any of the plans to which it contributes. The amount of any potential funding deficiency, if it were to materialize in the future, should be substantially less than the full withdrawal liability for each plan.
There are several factors that can provide a positive impact on the funding status of these plans. These factors include: reductions in member benefits, an increase in the contractual contributions by the participating employers or improved investment returns on plan assets. Any one or combination of these items, which are outside the control of the Company, has the potential for positively affecting the funding status.
In July 2005, the Central States Southeast and Southwest Area Pension Fund (“Central States”), to which ABF makes approximately 50% of its contributions, received a ten-year extension from the IRS of the period over which it amortizes unfunded liabilities. For the foreseeable future, this extension should help the Central States fund avoid a funding deficiency. In addition, the Teamsters National Freight Industry Negotiating Committees for Central States reached an agreement on July 12, 2006 to reallocate a previously negotiated $0.60 per hour rate increase for health and welfare to the Central States Pension Fund. This reallocation will have a positive effect on the funded status of the Central States Pension Fund.
In August 2006, the Pension Protection Act of 2006 (the “Act”) became law. The Act mandates that multi-employer plans that are below certain funding levels adopt a rehabilitation program to improve the funding levels over a defined period of time. Based on currently available information, the Company believes that a number of plans in which it participates, including Central States, may be below the required funding levels when the Act becomes effective in 2008 and therefore would have to adopt rehabilitation programs for future plan years. However, the funding levels of these multiemployer plans in 2008 could vary from the current funding status. The Act preserves the ten-year amortization extension previously received by Central States. In addition, the Act accelerates the timing of annual funding notices and requires additional disclosures from certain multiemployer plans. Information to determine the actual impact the Act will have on the Company is not available at this time.
Under the current IBT collective bargaining agreement, which extends through March 31, 2008, ABF is obligated to continue contributions to the multiemployer pension plans. The Company intends to meet its obligations under the agreement. Contract negotiations for periods subsequent to March 31, 2008 are expected to begin later in 2007. The financial condition of the plans, the effect of the Pension Protection Act of 2006 on the plans, and the methodology (including participation in the plans) and level of ABF’s funding required to provide retirement benefits for its union employees, will all be significant matters to be addressed in the contract negotiations. Because of uncertainties regarding these negotiations and the financial condition of the plans, either changes in ABF’s funding methodologies as a result of the negotiations or continued participation could have a material impact on the Company’s liquidity, financial condition and results of operations.
ABF’s aggregate contributions to the multiemployer health, welfare and pension plans for the years ended December 31 are as follows:

	2006	2005	2004
	($ thousands)
Health and welfare	$105,197	$100,608	$97,970
Pension	104,076	91,981	82,094

Total contributions to multiemployer plans	$209,273	$192,589	$180,064

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE K – OPERATING SEGMENT DATA
The Company uses the “management approach” to determine its reportable operating segments, as well as to determine the basis of reporting the operating segment information. The management approach focuses on financial information that the Company’s management uses to make decisions about operating matters. Management uses operating revenues, operating expense categories, operating ratios, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operations.
ABF, which provides transportation of general commodities, represents the Company’s only reportable operating segment. The operations of Clipper, which are reported as discontinued operations in the accompanying consolidated financial statements, were previously reported as a separate segment prior to its sale in June 2006 (see Note R).
ABF is headquartered in Fort Smith, Arkansas, and provides direct service to over 97% of the cities in the United States having a population of 25,000 or more. The reportable operations of ABF include, in the aggregate, national, inter-regional and regional transportation of general commodities through standard, expedited and guaranteed LTL services.
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
Further classifications of operations or revenues by geographic location beyond the descriptions provided above are impractical and therefore not provided. The Company’s foreign operations are not significant.
The following tables reflect reportable operating segment information for the Company for the years ended December 31, as well as a reconciliation of reportable segment information to the Company’s consolidated operating revenues, operating expenses, operating income and consolidated income from continuing operations before income taxes:

	2006	2005	2004
	($ thousands)
OPERATING REVENUES
ABF	$1,810,328	$1,708,961	$1,585,384
Other revenues and eliminations	50,149	43,056	34,395

Total operating revenues	$1,860,477	$1,752,017	$1,619,779

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

	2006	2005	2004
	($ thousands)
OPERATING EXPENSES AND COSTS
ABF
Salaries, wages and benefits	$1,067,174	$1,006,188	$966,977
Supplies and expenses	293,203	254,774	206,692
Operating taxes and licenses	48,116	44,534	42,537
Insurance	28,584	27,724	24,268
Communications and utilities	15,269	14,156	14,160
Depreciation and amortization	63,519	55,106	47,640
Rents and purchased transportation	158,564	148,479	153,043
Other	4,007	4,356	3,438
Pension settlement expense	10,192	—	—
Gain on sale of property and equipment	(3,416)	(2,012)	(1,549)

	1,685,212	1,553,305	1,457,206

Other (reduced by a gain of $15.4 million on the sale of properties to G.I. Trucking Company in 2005) and eliminations	50,586	32,188	38,632

Total operating expenses and costs	$1,735,798	$1,585,493	$1,495,838

OPERATING INCOME (LOSS)
ABF	$125,116	$155,656	$128,178
Other (includes a gain of $15.4 million on the sale of properties to G.I. Trucking Company in 2005) and eliminations	(437)	10,868	(4,237)

	124,679	166,524	123,941

OTHER INCOME (EXPENSE)
Short-term investment income	4,996	2,382	440
Fair value changes and payments on interest rate swap	—	—	509
Interest expense and other related financing costs	(1,119)	(2,157)	(1,359)
Other, net	2,963	1,702	1,489

	6,840	1,927	1,079

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$131,519	$168,451	$125,020

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The following table provides asset, capital expenditure and depreciation and amortization information by reportable operating segment for the Company, as well as reconciliations of reportable segment information to the Company’s consolidated assets, capital expenditures and depreciation and amortization:

	2006	2005	2004
	($ thousands)
IDENTIFIABLE ASSETS
ABF	$687,403	$633,536	$559,252
Discontinued operations(1)	—	23,901	25,153
Other and eliminations(2)	251,313	263,623	226,746

Total consolidated identifiable assets	$938,716	$921,060	$811,151

CAPITAL EXPENDITURES (GROSS)
ABF	$141,955	$91,321	$75,266
Discontinued operations(1)	2,544	137	1,428
Other equipment and information technology purchases(3)	2,964	1,980	2,839

Total consolidated capital expenditures (gross)(3)	$147,463	$93,438	$79,533

DEPRECIATION AND AMORTIZATION EXPENSE
ABF	$63,519	$55,106	$47,640
Discontinued operations(1)	753	1,809	1,920
Other	3,455	4,936	5,200

Total consolidated depreciation and amortization expense	$67,727	$61,851	$54,760

(1)	Represents amounts related to Clipper which was sold on June 15, 2006 (see Note R).

(2)	Other includes cash and short-term investments.

(3)	Includes assets acquired through capital leases.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE L – FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for all financial instruments, except for the interest rate swap agreement disclosed below and capitalized leases.
Cash and Cash Equivalents: Cash and cash equivalents are reported in the balance sheets at fair value.
Short-Term Investments: Short-term investments are reported in the balance sheets at fair value.
Long- and Short-Term Debt: At December 31, 2006 and 2005, the Company had no borrowings under its revolving Credit Agreement. The fair value of the Company’s other long-term debt was estimated using current market rates.
The carrying amounts and fair value of the Company’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	($ thousands)
Cash and cash equivalents	$5,009	$5,009	$5,767	$5,767
Short-term investments	$135,317	$135,317	$121,239	$121,239
Current portion of long-term debt	$170	$175	$160	$169
Long-term debt	$1,024	$1,039	$1,194	$1,226
Interest Rate Instruments
The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates. As discussed in Note E, the Company’s interest rate swap matured on April 1, 2005. After April 1, 2005, all borrowings under the Company’s Credit Agreement are subject to market risk. During 2006, the Company incurred no borrowings and had no outstanding debt obligations under the Credit Agreement. However, a one percentage point change in interest rates on Credit Agreement borrowings would change annual interest cost by $100,000 per $10.0 million of borrowings.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE M – EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2006	2005	2004
	($ thousands, except share and per share data)
Numerator:
Numerator for earnings per share –
Income from continuing operations	$80,501	$102,753	$74,947
Discontinued operations, net of tax	3,593	1,873	582

Net income	$84,094	$104,626	$75,529

Denominator:
Denominator for basic earnings per share –
Weighted-average shares	25,134,308	25,328,975	25,208,151
Effect of dilutive securities:
Restricted stock awards	62,037	22,667	—
Stock options	307,454	389,898	466,002

Denominator for diluted earnings per share –
Adjusted weighted-average shares and assumed conversions	25,503,799	25,741,540	25,674,153

NET INCOME PER SHARE
Basic
Income from continuing operations	$3.21	$4.06	$2.98
Discontinued operations	0.14	0.07	0.02

Net income	$3.35	$4.13	$3.00

Diluted
Income from continuing operations	$3.16	$3.99	$2.92
Discontinued operations	0.14	0.07	0.02

Net income	$3.30	$4.06	$2.94

For the years ended December 31, 2006, 2005 and 2004, the Company had no outstanding stock options that were antidilutive.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE N – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The tables below present unaudited quarterly financial information for 2006 and 2005:

	2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	($ thousands, except share and per share data)
Operating revenues	$424,962	$479,254	$507,307	$448,954
Operating expenses and costs	417,111	432,799	457,519	428,369

Operating income	7,851	46,455	49,788	20,585
Other income – net	1,718	906	1,872	2,344
Income taxes	3,743	18,399	20,114	8,762

Income from continuing operations	5,826	28,962	31,546	14,167
Discontinued operations (includes a gain of $3.1 million from disposal during the second quarter)	296	3,297	—	—

Net income	$6,122	$32,259	$31,546	$14,167

Basic earnings per share:
Continuing operations	$0.23	$1.15	$1.26	$0.57
Discontinued operations	0.01	0.13	—	—

Net income	$0.24	$1.28	$1.26	$0.57

Average shares outstanding – basic	25,240,479	25,224,486	25,128,232	24,938,196

Diluted earnings per share:
Continuing operations	$0.23	$1.13	$1.24	$0.56
Discontinued operations	0.01	0.13	—	—

Net income	$0.24	$1.26	$1.24	$0.56

Average shares outstanding – diluted	25,635,491	25,599,728	25,523,367	25,297,848

Included in operating expenses and costs, operating income, income from continuing operations and earnings per share amounts are the following pension settlement expense amounts (see Note J):

	2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	($ thousands, except share and per share data)
Pre-tax amounts	$8,439	$644	$1,021	$88
After-tax amounts	5,128	392	621	53
Diluted earnings per share	0.20	0.02	0.02	—

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

	2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	($ thousands, except share and per share data)
Operating revenues	$393,814	$427,929	$463,251	$467,023
Operating expenses and costs	376,367	390,460	398,402	420,265

Operating income	17,447	37,469	64,849	46,758
Other income (expense) – net	(88)	(395)	1,091	1,320
Income taxes	6,870	14,487	25,733	18,608

Income from continuing operations	10,489	22,587	40,207	29,470
Discontinued operations	(25)	820	360	718

Net income	$10,464	$23,407	$40,567	$30,188

Basic earnings per share:
Continuing operations	$0.41	$0.90	$1.60	$1.17
Discontinued operations	—	0.03	0.01	0.03

Net income	$0.41	$0.93	$1.61	$1.20

Average shares outstanding – basic	25,317,178	25,296,462	25,174,584	25,129,739

Diluted earnings per share:
Continuing operations	$0.41	$0.88	$1.58	$1.15
Discontinued operations	—	0.03	0.01	0.03

Net income	$0.41	$0.91	$1.59	$1.18

Average shares outstanding – diluted	25,806,761	25,613,400	25,531,101	25,571,283

The third quarter of 2005 operating expenses and costs, operating income, income from continuing operations and earnings per share amounts are impacted by a gain on the sale of properties to G.I. Trucking Company of $15.4 million (pre-tax) and $9.8 million or $0.38 per diluted share (after-tax).
NOTE O – LEGAL PROCEEDINGS, ENVIRONMENTAL MATTERS AND OTHER EVENTS
The Company is involved in various legal actions arising in the normal course of business. The Company maintains liability insurance against certain risks arising out of the normal course of its business, subject to certain self-insured retention limits. The Company routinely establishes and reviews the adequacy of reserves for estimated legal and environmental exposures. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate, estimates of these liabilities may change as circumstances develop. Considering amounts recorded, these legal actions are not expected to have a material adverse effect on the Company’s financial condition, cash flows or results of operations.
The Company’s subsidiaries store fuel for use in tractors and trucks in approximately 72 underground tanks located in 23 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with these regulations. The Company’s underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.
The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company’s or its subsidiaries’ involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $106,000 over the last 10 years, primarily

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.
At December 31, 2006 and 2005, the Company’s reserve for estimated environmental clean-up costs of properties currently or previously operated by the Company totaled $1.2 million and $1.5 million, respectively, which is included in accrued expenses in the accompanying consolidated balance sheets. Amounts accrued reflect management’s best estimate of the future undiscounted exposure related to identified properties based on current environmental regulations. The Company’s estimate is founded on management’s experience with similar environmental matters and on testing performed at certain sites.
NOTE P – EXCESS INSURANCE CARRIERS
Reliance Insurance Company (“Reliance”) was the Company’s excess insurer for workers’ compensation claims above the self-insured retention level of $0.3 million for the 1993 through 1999 policy years. According to an Official Statement by the Pennsylvania Insurance Department on October 3, 2001, Reliance was determined to be insolvent. The Company has been in contact with and has received either written or verbal confirmation from a number of state guaranty funds that they will accept excess claims. For claims not accepted by state guaranty funds, the Company has continually maintained liabilities since 2001 for its estimated exposure to the Reliance liquidation. The Company anticipates receiving either full reimbursement from state guaranty funds or partial reimbursement through orderly liquidation; however, this process could take several years.
Kemper Insurance Companies (“Kemper”) insured the Company’s workers’ compensation excess claims above $0.3 million for the 2000 through 2001 policy years. In March 2003, Kemper announced that it was discontinuing its business of providing insurance coverage. Lumbermen’s Mutual Casualty Company, the Kemper company which insures the Company’s excess claims, received audit opinions with a going-concern explanatory paragraph on its 2005, 2004 and 2003 statutory financial statements. The Company has not received any communications from Kemper regarding any changes in the handling of the Company’s existing excess insurance coverage with Kemper. Although Kemper continues to pay amounts owed, the Company is uncertain as to the future impact that Kemper’s financial condition will have on excess insurance coverage during the 2000 and 2001 policy years. Based upon Kemper’s available financial information, the Company has recorded an allowance for uncollectible receivables and additional liabilities for excess claims.
The Company has recorded the following receivables and related allowances at December 31 for workers’ compensation excess claims paid by the Company but insured by Reliance and Kemper:

	2006	2005
	($ thousands)
Reliance	$1,808	$1,755
Kemper	41	295

	1,849	2,050
Less allowances	(1,272)	(1,536)

Total receivables, net	$577	$514

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The Company has the following liabilities recorded at December 31 for workers’ compensation excess claims insured by but not expected to be covered by Reliance and Kemper:

	2006	2005
	($ thousands)
Reliance	$1,008	$950
Kemper	155	193

Total liabilities	$1,163	$1,143

NOTE Q – SALE OF PROPERTIES TO G.I. TRUCKING COMPANY
During the third quarter of 2005, the Company sold three terminals to G.I. Trucking Company, resulting in a pre-tax gain of $15.4 million, which is reflected as a reduction of operating expenses and costs in the accompanying consolidated statements of income for 2005. On an after-tax basis, the transaction resulted in a gain of $9.8 million, or $0.38 per diluted share.
NOTE R – SALE OF CLIPPER AND DISCONTINUED OPERATIONS
On June 15, 2006, the Company completed the sale of Clipper for $21.5 million in cash. After recording costs associated with the transaction, the Company recognized a pre-tax gain of $4.9 million and $3.1 million after-tax or $0.12 per diluted share. Pursuant to the sale agreement, the Company has agreed to indemnify the purchaser upon the occurrence of certain events. The accompanying consolidated balance sheets and statements of income have been restated for all prior periods presented to reflect Clipper as a discontinued operation. Cash flows associated with the discontinued operations of Clipper have been combined within operating, investing and financing cash flows, as appropriate, in the accompanying consolidated cash flow statements.
Summarized financial information for Clipper is as follows for the years ended December 31:

	2006	2005	2004
	($ thousands)
Revenue from discontinued operations	$48,252	$108,504	$95,985

Income from discontinued operations (after taxes of $0.3 million in 2006, $1.2 million in 2005 and $0.3 million in 2004)	$530	$1,873	$582

Gain from disposal of discontinued operations (after taxes of $1.8 million in 2006)	$3,063	$—	$—

Discontinued operations per diluted share:
Income from discontinued operations	$0.02	$0.07	$0.02
Gain from disposal of discontinued operations	0.12	—	—

	$0.14	$0.07	$0.02

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
The following table summarizes the assets and liabilities of discontinued operations:

	June 15
	2006	December 31
	(Unaudited)	2005
	($ thousands)
Current assets
Accounts receivable, less allowances	$10,175	$10,998
Other accounts receivable	762	1,051
Prepaid expenses	207	169
Property, plant and equipment, net	13,515	11,683

Assets of discontinued operations	$24,659	$23,901

Current liabilities
Bank overdraft and drafts payable	$—	$621
Accounts payable	8,714	8,720
Income taxes payable	63	159
Accrued expenses	480	693

Liabilities of discontinued operations	$9,257	$10,193

NOTE S – RECENT ACCOUNTING PRONOUNCEMENTS
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which is effective for the Company beginning January 1, 2008. This statement permits companies to choose to measure selected financial assets and liabilities at fair value. The Company is currently evaluating the effect, if any, this statement will have on the Company’s consolidated financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. Adoption of this statement, which is effective for the Company beginning January 1, 2008, is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes was issued. This interpretation provides guidance for the recognition and measurement of tax positions and related reporting and disclosure requirements. Adoption of this interpretation, which is effective for the Company beginning January 1, 2007, is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”), which requires the application of the provisions of FAS 106 to endorsement split-dollar life insurance arrangements. FAS 106 would require the Company to recognize a liability for the discounted future benefit obligation that the Company will have to pay upon the death of the underlying insured employee. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. Adoption of EITF 06-4, which is currently effective for the Company beginning January 1, 2008, is not expected to have a material effect on the Company’s consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
NOTE T – SUBSEQUENT EVENTS (UNAUDITED)
In February 2007, the Company purchased 50,000 shares of the Company’s Common Stock for a total cost of $2.0 million. These common shares were added to the Company’s Treasury Stock. On January 23, 2007, the Board of Directors of the Company declared a dividend of $0.15 per share to stockholders of record on February 6, 2007.

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
Management conducted its evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
The Company’s registered public accounting firm Ernst & Young LLP, who has also audited the Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears on the following page.
February 16, 2007

CONTROLS AND PROCEDURES — continued
REPORT OF ERNST & YOUNG LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors Arkansas Best Corporation
We have audited management’s assessment, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting, that Arkansas Best Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arkansas Best Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Arkansas Best Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Arkansas Best Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Arkansas Best Corporation and our report dated February 16, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Tulsa, Oklahoma
February 16, 2007