Form 10-K, Exhibit 13
period 2007-12-31
ARKANSAS BEST CORP /DE/
filed 2008-02-22
CIK 894405

EXHIBIT 13
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk
The Report of the Independent Registered Public Accounting Firm
Consolidated Financial Statements, including the notes thereto
Controls and Procedures

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

			Cash
	High	Low	Dividend

2007
First quarter	$42.41	$35.15	$0.15
Second quarter	41.61	35.14	0.15
Third quarter	41.51	32.34	0.15
Fourth quarter	34.79	21.78	0.15

2006
First quarter	$45.42	$39.12	$0.15
Second quarter	50.21	39.01	0.15
Third quarter	50.57	41.74	0.15
Fourth quarter	49.45	35.69	0.15
At February 20, 2008, there were 25,165,162 shares of the Company’s Common Stock outstanding, which were held by 462 stockholders of record.
The Company expects to continue to pay quarterly dividends in the foreseeable future, although there can be no assurances in this regard since future dividends will be at the discretion of the Board of Directors and will depend upon the Company’s future earnings, capital requirements, financial condition and other factors. On January 24, 2008, the Board of Directors of the Company declared a dividend of $0.15 per share to stockholders of record on February 7, 2008.
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
The following table summarizes the Company’s repurchase activity for the three months ended December 31, 2007:

				Maximum Dollar
			Total Number of	Value of Shares
	Total Number	Average	Shares Purchased	That May Yet Be
	of Shares	Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	Per Share	Announced Program	the Program

October 2007	—	$—	1,618,150	$18,184,667
November 2007	—	—	1,618,150	$18,184,667
December 2007	—	—	1,618,150	$18,184,667

Total Fourth Quarter 2007	—	$—

The total shares repurchased by the Company, since the inception of the program, have been made at an average price of $35.11 per share.

Selected Financial Data

	Year Ended December 31

	2007(1)	2006(2, 3, 11)	2005(11)	2004(11)	2003(11)

	($ thousands, except per share data)

Statement of Income Data:
Operating revenues	$1,836,878	$1,881,500	$1,769,576	$1,635,420	$1,441,043
Operating income (4, 5, 6)	84,844	124,679	166,524	123,941	86,303
Short-term investment income	5,671	4,996	2,382	440	93
Fair value changes and payments on swap (7)	—	—	—	509	(10,257)
Interest expense and other related financing costs	1,189	1,119	2,157	1,359	4,911
Other income — net	1,465	2,963	1,702	1,489	1,554
Income from continuing operations before income taxes	90,791	131,519	168,451	125,020	72,782
Provision for income taxes	33,966	51,018	65,698	50,073	27,994
Income from continuing operations	56,825	80,501	102,753	74,947	44,788
Discontinued operations, net of tax (8, 9)	—	3,593	1,873	582	1,322
Net income	56,825	84,094	104,626	75,529	46,110
Income from continuing operations per common share, diluted	2.26	3.16	3.99	2.92	1.76
Net income per common share, diluted	2.26	3.30	4.06	2.94	1.81
Cash dividends paid per common share	0.60	0.60	0.54	0.48	0.32

Balance Sheet Data:
Total assets	983,349	938,716	921,060	811,151	703,678
Current portion of long-term debt	171	249	317	388	353
Long-term debt (including capital leases and excluding current portion)	1,400	1,184	1,433	1,430	1,826

Other Data:
Gross capital expenditures, including capital leases	98,169	147,463	93,438	79,533	68,202
Net capital expenditures, including capital leases(10)	86,102	135,550	64,309	63,623	60,373
Depreciation and amortization of property, plant and equipment	77,318	67,727	61,851	54,760	51,925

(1)	On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The adoption of FIN 48 did not have an effect on the Company’s consolidated financial position and results of operations.

(2)	Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified-prospective transition method (see Notes B and C to the Company’s consolidated financial statements).

(3)	On December 31, 2006, the Company adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). See Note J to the Company’s consolidated financial statements for further discussion of the effect of adopting FAS 158.

(4)	2006 operating income includes pre-tax pension settlement expense of $10.2 million as a result of the Company settling supplemental pension benefit obligations of $26.5 million (see Note J to the Company’s consolidated financial statements).

(5)	2005 operating income includes a pre-tax gain of $15.4 million from the sale of properties to G.I. Trucking Company (see Note Q to the Company’s consolidated financial statements).

(6)	2003 operating income includes a pre-tax gain of $12.1 million from the sale of the Company’s 19% ownership interest in Wingfoot Commercial Tire Systems, LLC.

(7)	Fair value changes and payments on the interest rate swap (see Note E to the Company’s consolidated financial statements). The swap matured on April 1, 2005.

(8)	2006 income from discontinued operations, net of tax, includes the gain on the sale of Clipper Exxpress Company (“Clipper”) on June 15, 2006 (see Note R to the Company’s consolidated financial statements).

(9)	2003 income from discontinued operations, net of tax, includes the gain of $2.5 million on the sale of Clipper’s less-than-truckload vendor and customer lists on December 31, 2003.

(10)	Capital expenditures, net of proceeds from the sale of property, plant and equipment.

(11)	Periods prior to 2007 have been reclassified to report revenue and purchased transportation expense on a gross basis for certain shipments involving third-party interline carriers and certain brokerage transactions where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor to provide services to the customer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Arkansas Best Corporation (the “Company”) is a holding company engaged, through its subsidiaries, primarily in motor carrier transportation operations. The principal subsidiary of the Company is ABF Freight System, Inc. (“ABF”).
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
Revenue Recognition: Management of the Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit for recognition in the appropriate reporting period under the Company’s accounting policy for revenue recognition. The Company uses a method prescribed by Emerging Issues Task Force Issue No. 91-9 Revenue and Expense Recognition for Freight Services in Process (“EITF 91-9”), where revenue is recognized based on relative transit times in each reporting period with expenses being recognized as incurred. Because the bill-by-bill methodology utilizes the approximate location of the shipment in the delivery process to determine the revenue to recognize, management of the Company believes it to be a reliable method. The Company reports revenue and purchased transportation expense on a gross basis for certain shipments where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor.
Allowance for Doubtful Accounts: The Company estimates its allowance for doubtful accounts based on the Company’s historical write-offs, as well as trends and factors surrounding the credit risk of specific customers. In order to gather information regarding these trends and factors, the Company performs ongoing credit evaluations of its customers. The Company’s allowance for revenue adjustments is an estimate based on the Company’s historical revenue adjustments. Actual write-offs or adjustments could differ from the allowance estimates due to a number of factors. These factors include unanticipated changes in the overall economic environment or factors and risks surrounding a particular customer. The Company continually updates the history it uses to make these estimates so as to reflect the most recent trends, factors and other information available. Actual write-offs and adjustments are charged against the allowances for doubtful accounts and revenue adjustments. Management believes this methodology to be reliable in estimating the allowances for doubtful accounts and revenue adjustments.
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
The following table provides the key assumptions the Company used for 2007 compared to those it anticipates using for 2008 nonunion pension expense:

	Year Ended December 31
	2008	2007

Discount rate	6.1%	5.8%
Expected return on plan assets	7.6%	7.9%
Rate of compensation increase	3.3%	4.0%
The assumptions used directly impact the pension expense for a particular year. If actual results vary from the assumption, an actuarial gain or loss is created and amortized into pension expense over the average remaining service period of the plan participants beginning in the following year. The Company’s discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. A quarter percentage point decrease in the pension plan discount rate would increase annual pension expense by $0.3 million on a pre-tax basis. The Company establishes the expected rate of return on its pension plan assets by considering the historical returns for the plan’s current investment mix and its investment advisor’s range of expected returns for the plan’s current investment mix. A decrease in expected returns on plan assets increases the Company’s pension expense. A quarter percentage point decrease in the pension plan expected rate of return would increase annual pension expense by approximately $0.5 million on a pre-tax basis. The Company establishes the assumed rate of compensation considering historical changes in compensation combined with an estimate of compensation rates for the next two years. A quarter percentage point decrease in the rate of compensation increase would decrease annual pension expense by approximately $0.5 million on a pre-tax basis.
At December 31, 2007, the Company’s nonunion pension plan had $27.4 million in unamortized actuarial losses, for which the amortization period is approximately ten years. The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach. The Company’s 2008 pension expense will include amortization of actuarial losses of approximately $2.9 million. The comparable amounts for 2007 and 2006 were $4.2 million and $5.5 million, respectively. The Company’s 2008 total pension expense will be available before its first quarter 2008 Form 10-Q filing and is expected to be lower than the 2007 pension expense based upon currently available information.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Share-Based Compensation: Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified-prospective transition method, which requires that the fair value of unvested stock options be recognized in the income statement, over the remaining vesting period. See Notes B and C to the Company’s consolidated financial statements for disclosures related to share-based compensation. The grant date fair value of stock options, which have been awarded prior to the adoption of FAS 123(R), was estimated based on a Black-Scholes-Merton option pricing model that utilizes several assumptions, including expected volatility, weighted-average life and a risk-free interest rate. Expected volatilities were estimated using the historical volatility of the Company’s stock, based upon the expected term of the option. The Company was not aware of information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The Company has not granted stock options since January 2004. Compensation expense will be impacted by the cost of stock options, which is based on estimated grant date fair values and assumed forfeitures, until outstanding awards are fully vested in January 2009.
Prior to the adoption of FAS 123(R), the Company accounted for share-based compensation under the “intrinsic value method” and the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no share-based compensation expense associated with the Company’s stock options was recognized in periods prior to 2006 as no options were granted with an exercise price lower than the market value of the underlying Common Stock on the date of grant.
Since 2005, the Company has granted restricted stock and restricted stock units under its share-based compensation program. The Company amortizes the fair value of restricted stock and restricted stock unit awards, which is based on the closing market price on the date of grant, to compensation expense generally on a straight-line basis over the vesting period, taking into consideration an estimate of shares expected to vest.
Insurance Reserves: The Company is self-insured up to certain limits for workers’ compensation and certain third-party casualty claims. For 2007 and 2006, these limits are $1.0 million for each cargo loss, $1.0 million for each workers’ compensation loss and generally $1.0 million for each third-party casualty loss. Workers’ compensation and third-party casualty claims liabilities recorded in the financial statements totaled $78.3 million and $73.9 million at December 31, 2007 and 2006, respectively. The Company does not discount its claims liabilities.
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
Recent Accounting Pronouncements
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits companies to choose to measure selected financial assets and liabilities at fair value. Adoption of this statement, which is effective for the Company beginning January 1, 2008, is not expected to have a material effect on the Company’s consolidated financial statements.

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
In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4 Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (“EITF 06-4”), which requires the Company to recognize a postretirement liability for the discounted future benefit obligation that the Company will have to pay upon the death of the underlying insured employee. EITF 06-4 is effective for the Company beginning January 1, 2008. Although the Company maintains endorsement split-dollar life insurance policies, adoption of EITF 06-4 is not expected to have a material effect on the Company’s consolidated financial statements.
Liquidity and Capital Resources
The Company’s primary sources of liquidity are cash generated by operations, short-term investments and borrowing capacity under its revolving credit agreement.
Cash Flow and Short-Term Investments: Cash and cash equivalents and short-term investments totaled $173.2 million at December 31, 2007, and $140.3 million at December 31, 2006.
During 2007, cash provided from operations of $143.1 million, proceeds from asset sales of $12.1 million and proceeds from stock option exercises of $2.7 million were used to purchase revenue equipment (tractors and trailers used primarily in ABF’s operations) and other property and equipment totaling $96.7 million, make payments on long-term debt of $1.4 million, purchase 125,000 shares of the Company’s Common Stock for $4.9 million and pay dividends on Common Stock of $15.2 million. The decline in cash provided by operations during 2007 compared to 2006 primarily reflects the impact of the weaker freight tonnage environment on ABF’s operating income.
During 2006, cash provided from operations of $168.5 million, proceeds from the sale of Clipper of $21.5 million and proceeds from asset sales of $11.9 million were used to purchase revenue equipment and other property and equipment totaling $147.5 million, pay dividends on Common Stock of $15.3 million and purchase 650,000 shares of the Company’s Common Stock for $26.9 million.
During 2005, cash provided from operations of $147.5 million and proceeds from asset sales of $29.1 million were used to purchase revenue equipment and other property and equipment totaling $93.1 million, pay dividends on Common Stock of $13.7 million and purchase 371,650 shares of the Company’s Common Stock for $12.6 million.
Credit Agreement: The Company has a revolving credit agreement (the “Credit Agreement”) with a syndicate of ten financial institutions dated May 4, 2007. The Credit Agreement, which has a maturity date of May 4, 2012, provides for up to $325.0 million of revolving credit loans (including a $150.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to approval of a majority of the participating financial institutions. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans of up to $200.0 million to an aggregate amount of $525.0 million, to the extent commitments are received from participating lenders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Interest rates under the agreement are at variable rates as defined by the Credit Agreement. The Credit Agreement contains a pricing grid, based on the Company’s senior debt ratings, that determines its Eurodollar margin, facility fees, utilization fees and letter of credit fees. The Credit Agreement requires the payment of a utilization fee if the borrowings under the Credit Agreement exceed 50% of the facility amount.
The Company has a senior unsecured debt rating of BBB+ with a stable outlook by Standard & Poor’s Rating Service and a senior unsecured debt rating of Baa2 with a stable outlook by Moody’s Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of amounts drawn under the Credit Agreement. The Credit Agreement contains various customary covenants, which limit, among other things, indebtedness and dispositions of assets and which require the Company to maintain compliance with certain quarterly financial ratios. As of December 31, 2007, the Company was in compliance with the covenants.
As of December 31, 2007, there were no outstanding revolver advances and there were $53.6 million of outstanding letters of credit issued, resulting in borrowing capacity of $271.4 million. As of December 31, 2006, there were no outstanding revolver advances and approximately $51.3 million of outstanding letters of credit.
Contractual Obligations: The following table provides the aggregate annual contractual obligations of the Company including debt, capital and operating lease obligations, purchase obligations and near-term estimated benefit plan distributions as of December 31, 2007:

	Payments Due by Period
			($ thousands)
		Less Than	1—3	3—5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Capital lease obligations, including interest	$2,059	$257	$429	$359	$1,014
Operating lease obligations(1)	41,624	12,270	16,987	8,575	3,792
Purchase obligations(2)	899	899
Voluntary savings plan(3)	4,567	4,567
Postretirement health distributions(4)	725	725
Deferred salary distributions(5)	815	815
Supplemental pension distributions(6)	6,216	6,216

Total	$56,905	$25,749	$17,416	$8,934	$4,806

(1)	While the Company owns the majority of its larger terminals and distribution centers, certain facilities and equipment are leased. As of December 31, 2007, the Company had future minimum rental commitments, net of noncancelable subleases, totaling $39.2 million for terminal facilities and $2.4 million for other equipment. The future minimum rental commitments are presented exclusive of executory costs such as insurance, maintenance and taxes. In addition, the Company has provided lease guarantees through March 2012 totaling $1.0 million related to Clipper, a former subsidiary of the Company.

(2)	Purchase obligations relating to revenue equipment and property are cancelable if certain conditions are met. These commitments are included in the Company’s 2008 capital expenditure plan (see Capital Expenditures section within Liquidity and Capital Resources).

(3)	The Company maintains a Voluntary Savings Plan (“VSP”), a nonqualified deferred compensation plan for the benefit of certain executives of the Company and certain subsidiaries. Eligible employees may defer receipt of a portion of their regular compensation, incentive compensation and other bonuses into the VSP. The Company credits participants’ accounts with applicable matching contributions and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

rates of return based on investments selected by the participants. All deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. Elective distributions anticipated within the next twelve months under this plan are included in the contractual obligations table above. Future distributions are subject to change for retirement, death or disability of current employees. As a result, estimates of distributions beyond one year cannot be made with a reasonable level of accuracy and are not presented.

(4)	The Company sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life and accident insurance and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums. The Company’s projected distributions for postretirement health benefits for 2008 are included in the contractual obligations table above. Future distributions are subject to change based upon assumptions for projected discount rates, increases in premiums and medical costs and continuation of the plan for current participants. As a result, estimates of distributions beyond one year are not presented.

(5)	The Company has deferred salary agreements with certain employees of the Company. The Company’s projected deferred salary agreement distributions for 2008 are included in the contractual obligations table above. Future distributions are subject to change based upon assumptions for projected salaries and retirements, deaths, disability or early retirement of current employees. As a result, estimates of distributions beyond one year cannot be made with a reasonable level of accuracy and are not presented.

(6)	The Company has an unfunded supplemental pension benefit plan for the purpose of providing supplemental retirement benefits to executive officers of the Company and certain subsidiaries. Distributions anticipated within the next twelve months under this plan are included in the contractual obligations table above. The amounts and dates of distributions in future periods are dependent upon actual retirement dates of eligible officers and other events and factors, including assumptions involved in distribution calculations such as the discount rate, years of service and future salary changes. As a result, estimates of distributions beyond one year cannot be made with a reasonable level of accuracy and are not presented. Supplemental pension benefit plan liabilities accrued in the accompanying consolidated balance sheet totaled $24.2 million at December 31, 2007.
Under Financial Accounting Standards Board Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“FAS 88”), the Company is required to record pension settlement expense when cash payouts exceed annual service and interest costs of the related plan. Based on announced retirements, the Company anticipates settling obligations during 2008 of $6.2 million and recording additional pension settlement expense of approximately $1.7 million on a pre-tax basis, or $0.04 per diluted share, net of taxes. The final settlement amounts will be calculated based on the terms of the plan, using the discount rates in effect at the settlement dates.
Effective January 1, 2006, the Compensation Committee of the Company’s Board of Directors elected to close the supplemental pension benefit plan and deferred salary agreement programs to new entrants. In place of these programs, officers appointed after 2005 participate in a long-term cash incentive plan that is based 60% on the Company’s three-year average return on capital employed and 40% on the Company achieving specified levels of profitability or earnings per share growth, as defined in the plan. In 2006, three officers elected to switch from participation in the supplemental pension benefit plan and deferred salary agreement programs to the long-term cash incentive plan under terms approved by the Company’s Compensation Committee. As a result, the participants who elected to switch benefit programs will no

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

longer earn additional benefits under the supplemental pension benefit plan and deferred salary agreement programs after January 31, 2008.
The Company does not expect to have required minimum contributions, but could make tax-deductible contributions to its nonunion pension plan in 2008. Based upon current information, the Company anticipates making 2008 contributions of up to $8.0 million, which will not exceed the estimated maximum tax-deductible contribution. In August 2006, the Pension Protection Act of 2006 (the “Act”) became law. The Company does not expect any material impact on the required contributions to its nonunion defined benefit pension plan as a result of the Act.
ABF contributes to multiemployer health, welfare and pension plans based on the time worked by its contractual employees, as specified in the collective bargaining agreement and other supporting supplemental agreements (see Note J to the Company’s consolidated financial statements).
Capital Expenditures: The following table sets forth the Company’s historical capital expenditures, net of proceeds from asset sales, for the periods indicated below:

	Year Ended December 31
	2007	2006	2005
		($ thousands)

CAPITAL EXPENDITURES (NET)
ABF Freight System, Inc.	$84,635	$132,379	$82,371
Discontinued operations (Clipper)	—	2,544	(566)
Other and eliminations	1,467	627	(17,496)

Total consolidated capital expenditures (net)	$86,102	$135,550	$64,309

The amounts presented in the table above include purchases financed with capital leases of $1.5 million in 2007 and $0.3 million in 2005. No capital lease obligations were incurred in 2006.
ABF’s 2007 net capital expenditures were below 2006 levels primarily reflecting $11.4 million less spending on rail trailers, $9.7 million less on city delivery equipment and $8.3 million less spending on road tractors.
In 2006, ABF spent $22.3 million more than in 2005 on additions and replacements of city tractors, city delivery equipment and full-length road trailers. Also in 2006, ABF purchased rail trailers for approximately $11.4 million. In the past, ABF used trailers supplied by the rail companies or leased from third parties.
During 2005, Clipper sold more equipment than it purchased, and the “Other” category includes $19.5 million in proceeds from the sale of terminal facilities to G.I. Trucking Company (see Note Q to the Company’s consolidated financial statements).
In 2008, the Company estimates net capital expenditures to be in a range of approximately $60.0 million to $70.0 million, which relates primarily to ABF. The low end of this expected 2008 range consists of road and city equipment replacements of approximately $40.0 million and real estate and other (including dock/yard equipment and technology) of approximately $20.0 million. The 2008 capital expenditure plan is below 2007 levels because ABF is not expected to replace as many road tractors and trailers. The 2008 plan does not include expansion of the road tractor and doubles-trailer fleets. The Company has the flexibility to adjust planned 2008 capital expenditures as business levels dictate. There is the potential for additional 2008 capital expenditures amounting to as much as $10.0 million above the low-end figure of $60.0 million. These expenditures could include purchases for real estate, if needs and opportunities arise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Depreciation and amortization expense is estimated to be $75.0 million to $80.0 million in 2008.
Other Liquidity Information: The Company has generated between $143.1 million and $168.5 million of operating cash flow annually for the years 2005 through 2007. The Company expects cash generated by operations, short-term investments and amounts available under the existing Credit Agreement to be sufficient for the foreseeable future to finance its annual debt maturities; lease commitments; letter of credit commitments; quarterly dividends; stock repurchases; nonunion benefit plan contributions and unfunded supplemental pension benefits; capital expenditures; health, welfare and pension contributions under collective bargaining agreements; and other expenditures.
The Company expects to continue to pay quarterly dividends in the foreseeable future, although there can be no assurances in this regard since future dividends are dependent upon future earnings, capital requirements, the Company’s financial condition and other factors.
Financial Instruments: The Company has not historically entered into financial instruments for trading purposes, nor has the Company historically engaged in hedging fuel prices. No such instruments were outstanding during 2007 or 2006. The Company was a party to an interest rate swap on a notional amount of $110.0 million, which matured on April 1, 2005 (see Note E to the Company’s consolidated financial statements).
Off-Balance-Sheet Arrangements
The Company’s off-balance-sheet arrangements include future minimum rental commitments, net of noncancelable subleases, of $41.6 million under operating lease agreements (see Note G to the Company’s consolidated financial statements). The Company has no investments, loans or any other known contractual arrangements with special-purpose entities, variable interest entities or financial partnerships and has no outstanding loans with executive officers or directors of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Results of Operations
Executive Overview
Arkansas Best Corporation is a holding company engaged through its subsidiaries primarily in motor carrier transportation operations. The principal subsidiary of the company is ABF Freight System, Inc. (“ABF”). For the year ended December 31, 2007, ABF represented 96.4% of consolidated revenues.
On an ongoing basis, ABF’s ability to operate profitably and generate cash is impacted by tonnage, which influences operating leverage as tonnage levels vary; the pricing environment; customer account mix; and the ability to manage costs effectively, primarily in the area of salaries, wages and benefits (“labor”).
ABF’s revenue for 2007 decreased 3.3%, on a per-day basis, compared to 2006. The decrease in revenues reflects lower tonnage levels and changes in revenue per hundredweight, including fuel surcharges.
ABF’s 2007 operating ratio increased to 95.2% from 93.2% in 2006. The increase in ABF’s operating ratio was influenced by the decline in the year-over-year tonnage levels and additional operating expenses associated with investment in regional service initiatives. The impact of these items more than offset the favorable effect of a decrease in pension settlement expense. These changes are more fully discussed in the ABF section of Management’s Discussion and Analysis that follows.
ABF’s ability to maintain or grow existing tonnage levels is impacted by the state of residential and commercial construction, manufacturing and retail sectors of the North American economy, as well as a number of other competitive factors that are more fully described in the General Development of Business and Risk Factors sections of the Company’s 2007 Annual Report to Stockholders on Form 10-K. Year-over-year tonnage comparisons for 2007 were affected by increased tonnage levels experienced in the first nine months of 2006. Due to a favorable freight environment in the U.S. construction, manufacturing and retail sectors, ABF’s tonnage for the first nine months of 2006 was 4.4% higher than the same period in 2005. However, beginning in the fourth quarter of 2006, ABF began to experience year-over-year declines in tonnage, primarily reflecting a weakening freight environment. Through the first nine months of 2007, tonnage per day declined 6.2% below the same period in 2006. ABF’s total tonnage per day during the fourth quarter of 2007 decreased 1.5% compared to the fourth quarter 2006. ABF’s year-over-year monthly tonnage trends improved throughout the quarter, with a 3.9% decline in October, a 0.5% decline in November and a 0.3% increase in December. Through mid-February 2008, total tonnage is slightly higher compared to the same period in 2007. As there are numerous factors that impact tonnage, ABF cannot predict with reasonable certainty future tonnage levels. First quarter tonnage levels are normally lower during January and February while March provides a disproportionately higher amount of the quarter’s business. The first quarter of each year generally has the highest operating ratio of the year.
The industry pricing environment is another key to ABF’s operating performance. The pricing environment influences ABF’s ability to obtain compensatory margins and price increases on customer accounts. Changes in ABF’s pricing are typically measured by billed revenue per hundredweight. This measure is affected by profile factors such as average shipment size, average length of haul, freight density and customer and geographic mix. For many years, consistent profile characteristics made billed revenue per hundredweight changes a reasonable, although approximate, measure of price change. In the last few years, it has become more difficult to quantify with sufficient accuracy the impact of changes in profile characteristics in order to estimate true price changes. ABF focuses on individual account profitability and rarely considers revenue per hundredweight in its customer account or market evaluations. For ABF, total company profitability must be considered, together with measures of billed revenue per hundredweight changes. During 2007, the pricing environment was competitive, with total billed revenue per hundredweight, including fuel surcharges, increasing 1.9% over the prior year following a

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

5.0% increase reported in 2006 over 2005. The pricing environment generally becomes more competitive during periods of lower industry tonnage levels. During 2007, ABF also experienced freight profile changes that impacted the reported revenue per hundredweight, as further discussed in the ABF section. The combination of a higher proportion of truckload-rated shipments in the volume spot market and a shorter length of haul has the effect of reducing the overall revenue per hundredweight without a commensurate impact on effective pricing or shipment profitability. Management expects the pricing environment in 2008 to remain competitive, although there can be no assurances in this regard. Effective February 4, 2008, ABF implemented a general rate increase of 5.45% to cover known and expected cost increases, although the amounts vary by lane and shipment characteristic. The 2008 general rate increase, which is in line with increases announced by other less-than-truckload carriers, was implemented seven weeks earlier than the increase put in place in 2007. ABF’s ability to retain this rate increase is dependent on the competitive pricing environment.
Labor costs are impacted by ABF’s contractual obligations under its labor agreement primarily with the International Brotherhood of Teamsters (“IBT”). ABF’s current five-year agreement with the IBT expires on March 31, 2008. During February 2008, the Company announced that the IBT has ratified a new five-year collective bargaining agreement with the Company. The new agreement, which will be effective April 1, 2008, provides for compounded annual contractual wage and benefit increases of 3.8%, subject to wage rate cost-of-living adjustments. ABF’s ability to effectively manage labor costs, which amounted to approximately 61% of ABF’s revenues for 2007, has a direct impact on its operating performance. Shipments per dock, street and yard (“DSY”) hour and total pounds per mile are measures ABF uses to assess effectiveness of labor costs. Shipments per DSY hour is used to measure effectiveness in ABF’s local operations, although total pounds per DSY hour is also a relevant measure when the average shipment size is changing. Total pounds per mile is used by ABF to measure the effectiveness of its linehaul operations, although this metric is influenced by other factors, including freight density, loading efficiency, average length of haul and the degree to which rail service is used. ABF is generally effective in managing its labor costs to business levels, although labor as a percentage of revenue does increase during periods of business decline. Labor costs include retirement and health care benefits for ABF’s contractual employees that are provided by a number of multiemployer plans (see Note J to the accompanying consolidated financial statements).
The transportation industry is dependent upon the availability of adequate fuel supplies. The Company has not experienced a lack of available fuel but could be adversely impacted if a fuel shortage were to develop. Although fuel prices for the first nine months of 2007 were relatively consistent with the prior year period, ABF experienced higher fuel prices in the fourth quarter of 2007. ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available on the ABF Web site at abf.com. Although revenues from fuel surcharges generally more than offset increases in direct diesel fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. The total impact of higher energy prices on other nonfuel-related expenses is difficult to ascertain. ABF cannot predict, with reasonable certainty, future fuel price fluctuations, the impact of higher energy prices on other cost elements, recoverability of higher fuel costs through fuel surcharges, the effect of fuel surcharges on ABF’s overall rate structure or the total price that ABF will receive from its customers. During periods of changing diesel fuel prices, the fuel surcharge and associated direct diesel fuel costs also vary by different degrees. Depending upon the rates of these changes and the impact on costs in other fuel- and energy-related areas, operating margins could be impacted. Whether fuel prices fluctuate or remain constant, ABF’s operating income may be adversely affected if competitive pressures limit its ability to recover fuel surcharges. The fuel surcharge mechanism continued to have strong market acceptance among ABF customers in 2007. Lower fuel surcharge levels may over time improve ABF’s ability to increase other elements of margin although there can be no assurances in this regard. While the fuel surcharge is one of several components in ABF’s overall rate structure, the actual rate paid by customers is governed by market forces based on value provided to the customer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

In addition to the traditional long-haul model, ABF has implemented a regional network to facilitate its customers’ next-day and second-day delivery needs. Development and expansion of the regional network required added labor flexibility, strategically positioned freight exchange points and increased door capacity at a number of key locations. The operational implementation of this program began in June 2005 in certain ABF facilities in the Northeast. Through a multi-phased program, ABF’s regional network now covers the eastern two-thirds of the United States. Marketing of the regional initiative known as the Regional Performance Model (“RPM”) was initiated in August 2006 in the East Coast states and in January 2007 in the South and Central regions.
During 2007, the operation of ABF’s RPM initiative has been in line with management’s expectations. Management estimates that costs of the RPM initiative increased ABF’s operating ratio by approximately one percentage point in 2007 compared to 2006. The RPM impact on ABF’s operating income and operating ratio in the fourth quarter 2007 was minimal compared to 2006, and management expects the year-over-year RPM effect on ABF’s 2008 operating margin and operating ratio to be insignificant. However, anticipated expansion of RPM to the Western region of the United States, which may be implemented in late 2008, could impact the annual cost of operating this program.
The Company ended 2007 with no borrowings under its revolving Credit Agreement, $173.2 million in cash and short-term investments and $632.4 million in stockholders’ equity. Because of the Company’s financial position at December 31, 2007, the Company should continue to be in a position to pursue various initiatives.
2007 Compared to 2006
Consolidated Results

	Year Ended December 31
	2007	2006
	($ thousands, except workdays and per share data)
WORKDAYS	252	252
OPERATING REVENUES
ABF*	$1,770,749	$1,831,351
Other revenues and eliminations	66,129	50,149

	$1,836,878	$1,881,500

OPERATING INCOME (LOSS)
ABF	$84,521	$125,116
Other and eliminations	323	(437)

	$84,844	$124,679

DILUTED EARNINGS PER SHARE
Income from continuing operations	$2.26	$3.16
Income from discontinued operations	—	0.14

NET INCOME	$2.26	$3.30

*	The 2006 statement of income includes reclassifications to report revenue and purchased transportation expense on a gross basis for certain shipments, including third-party interline carriers and certain brokerage transactions where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor to provide services to the customer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Consolidated revenues from continuing operations for the year ended December 31, 2007, decreased 2.4% on a per-day basis as compared to 2006, primarily due to the revenue decline at ABF, as discussed in the ABF section of Management’s Discussion and Analysis that follows.
Consolidated operating income from continuing operations for 2007 decreased $39.8 million, or 32.0%, compared to 2006. Consolidated income from continuing operations per share for the year ended December 31, 2007, decreased 28.5% compared to 2006. The comparisons primarily reflect the operating results of ABF as discussed in the ABF section that follows and were impacted by pension settlement expense described below:

	Year Ended December 31
	2007	2006
	($ thousands, except per share data)
Pension settlement expense*
Effect on operating income	$(1,665)	$(10,192)

Effect on diluted earnings per share, net of taxes	$(0.04)	$(0.24)

*	The Company has an unfunded supplemental pension benefit plan for the purpose of providing supplemental retirement benefits to certain executive officers of the Company (see Note J to the accompanying consolidated financial statements). Based on announced retirements, the Company anticipates settling obligations during 2008 of $6.2 million and recording additional pension settlement expense of $1.7 million on a pre-tax basis, or $0.04 per share, net of taxes. The final settlement amounts will be calculated based on the terms of the plan, using the discount rates in effect at the settlement dates.
As discussed in Note R to the Company’s consolidated financial statements, in June 2006, the Company sold Clipper, its intermodal subsidiary. The Company’s discontinued operations for 2006 included an after-tax gain of $0.12 per diluted share as a result of the sale. In addition, discontinued operations for 2006 included after-tax income of $0.02 per diluted share associated with Clipper’s operating results through the closing date of the sale.
ABF Freight System, Inc.
The following table sets forth a summary of operating expenses and operating income as a percentage of revenue for ABF, the Company’s only reportable operating segment:

	Year Ended December 31
	2007	2006

ABF Operating Expenses and Costs
Salaries, wages and benefits	60.5%	58.3%
Supplies and expenses	16.5	16.0
Operating taxes and licenses	2.7	2.6
Insurance	1.3	1.6
Communications and utilities	0.9	0.8
Depreciation and amortization	4.2	3.5
Rents and purchased transportation	9.0	9.8
Other	0.2	0.2
Pension settlement expense	0.1	0.6
Gain on sale of property and equipment	(0.2)	(0.2)

	95.2%	93.2%

ABF Operating Income	4.8%	6.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

The following table provides a comparison of key operating statistics for ABF:

	Year Ended December 31
	2007	2006	% Change
Workdays	252	252
Billed revenue* per hundredweight, including fuel surcharges	$25.81	$25.32	1.9%
Pounds	6,860,725,274	7,226,941,364	(5.1)%
Pounds per day	27,225,100	28,678,339	(5.1)%
Shipments per DSY hour	0.482	0.487	(1.0)%
Pounds per DSY hour	613.30	618.84	(0.9)%
Pounds per shipment	1,272	1,270	0.2%
Pounds per mile	18.54	18.80	(1.4)%

*	Billed revenue does not include revenue deferral required for financial statement purposes under the Company’s revenue recognition policy.
ABF’s revenue for 2007 was $1,770.7 million, a decrease of $60.6 million compared to $1,831.3 million reported in 2006. ABF’s revenue-per-day decrease of 3.3% in 2007 was primarily attributable to a decline in tonnage of 5.1%, partially offset by a 1.9% increase in revenue per hundredweight, including fuel surcharges. ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available at abf.com.
Effective March 26, 2007 and April 3, 2006, ABF implemented general rate increases to cover known and expected cost increases. Nominally, the increases were 4.95% and 5.90%, respectively, although the amounts vary by lane and shipment characteristic. ABF’s increase of 1.9% in revenue per hundredweight for 2007 versus 2006 has been impacted not only by the general rate increase and fuel surcharge increases, but also by changes in profile such as length of haul, weight per shipment, freight density and customer and geographic mix. Compared to 2006, total weight per shipment was relatively consistent and length of haul decreased 1.6%, influenced in part by success with the regional freight initiative. In addition, ABF experienced a higher proportion of truckload-rated shipments, including business in the volume spot market. A shorter length of haul and a higher mix of volume spot shipments reduce the nominal revenue per hundredweight without a commensurate impact on effective pricing or shipment profitability. The year-over-year change in billed revenue per hundredweight reflects a competitive pricing environment.
ABF generated operating income of $84.5 million in 2007, a decrease of 32.4% compared to $125.1 million reported in 2006. ABF’s 2007 operating ratio increased to 95.2% from 93.2% reported in 2006. The increase in ABF’s operating ratio in 2007 was influenced by the decline in tonnage levels mentioned above, as well as incremental costs associated with investments in RPM, which added approximately 1.0% of revenues to ABF’s operating ratio, and other changes in operating expenses as discussed in the following paragraphs. ABF’s operating expenses include pension settlement expense of $1.7 million in 2007 and $10.2 million reported in 2006. Pension settlement expense added 0.1% of revenues to ABF’s operating ratio in 2007 and 0.6% of revenues to the operating ratio in 2006.
Salaries, wages and benefits expense for 2007 increased 2.2% of revenues compared to 2006. A portion of salaries, wages and benefits are fixed in nature and increase, as a percent of revenue, with decreases in revenue levels. The increase in salaries, wages and benefits as a percent of revenue also reflects annual contractual

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

increases under the IBT collective bargaining agreement. The 2007 annual wage adjustment occurred on April 1, 2007, for an increase of 2.3%, which followed a 2.6% increase on April 1, 2006. On August 1, 2007, health, welfare and pension benefit costs under this agreement increased 6.0%, which followed a 5.4% increase on August 1, 2006. ABF’s current five-year agreement with the IBT expires on March 31, 2008. During February 2008, the Company announced that the IBT has ratified its new five-year collective bargaining agreement. The new agreement, which will be effective April 1, 2008, provides for compounded annual contractual wage and benefit increases of 3.8%, subject to wage rate cost-of-living adjustments.
Salaries, wages and benefits expense is also influenced by managing labor costs with business levels as measured by the productivity figures reported in the previous tables. For 2007, pounds per DSY hour decreased 0.9% and pounds per mile decreased 1.4%. These measures reflect the effect of the tonnage decline experienced in 2007 combined with the addition of new employees to support ABF’s RPM program and initiatives to improve customer service. Management expects these productivity measures to improve with increasing tonnage levels.
Supplies and expenses increased 0.5% of revenues over 2006 but were consistent when compared to 2006 on an absolute dollar basis. The increase in expenses as a percent of revenues was impacted by higher fuel costs, which increased on an average price-per-gallon basis, excluding taxes, to $2.30 for 2007 from $2.12 in 2006. The increase in fuel costs was partially offset by lower repairs and maintenance costs primarily due to the sale of older trailers in late 2006 and early 2007.
Insurance expense in 2007 declined 0.3% of revenues compared to 2006 due primarily to the lower severity of third-party casualty claims and a lower cargo claims ratio.
Depreciation and amortization increased 0.7% of revenues for 2007 compared to 2006. This increase was due primarily to higher depreciation on road tractors and trailers purchased in 2006 and 2007 influenced by higher unit costs and the effect of replacing older, fully depreciated trailers with new trailers. The impact of higher depreciation associated with these new units was partially offset by reduced rail spending that resulted in greater utilization of ABF’s linehaul network, as discussed in the following paragraph, and by reduced spending on the repair and maintenance of trailers as previously mentioned.
Rents and purchased transportation decreased 0.8% of revenues for 2007 compared to 2006. This decrease was due to a decline in rail utilization to 12.7% in 2007 from 15.5% of total miles reported in the prior year period, reflecting higher utilization of ABF’s linehaul network in order to improve customer service levels.
As previously mentioned in the Executive Overview, ABF put into place a general rate increase on February 4, 2008, to cover known and expected cost increases during the remainder of 2008. ABF’s ability to retain this rate increase is dependent on the competitive pricing environment. ABF could continue to be impacted by fluctuating fuel prices in the future. ABF’s fuel surcharge is based on changes in diesel fuel prices compared to a national index. ABF’s total insurance costs are dependent on the insurance markets and claims experience. ABF’s results of operations have been impacted by the wage and benefit increases associated with the labor agreement with the IBT that extends through March 31, 2008. As previously mentioned, ABF’s results of operations in 2008 will be impacted by the wage and benefit increases associated with the new labor agreement with the IBT, which is effective April 1, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

2006 Compared to 2005
Consolidated Results

	Year Ended December 31
	2006	2005
	($ thousands, except workdays and per share data)
WORKDAYS	252	253
OPERATING REVENUES
ABF*	$1,831,351	$1,726,520
Other revenues and eliminations	50,149	43,056

	$1,881,500	$1,769,576

OPERATING INCOME (LOSS)
ABF	$125,116	$155,656
Other (includes a gain of $15.4 million on sale of properties to G.I. Trucking Company in 2005) and eliminations	(437)	10,868

	$124,679	$166,524

DILUTED EARNINGS PER SHARE
Income from continuing operations	$3.16	$3.99
Income from discontinued operations	0.14	0.07

NET INCOME	$3.30	$4.06

*	The 2006 and 2005 statements of income include reclassifications to report revenue and purchased transportation expense on a gross basis for certain shipments, including third-party interline carriers and certain brokerage transactions where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor to provide services to the customer.
Consolidated revenues from continuing operations for the year ended December 31, 2006, increased 6.7% on a per-day basis as compared to 2005, primarily due to revenue growth at ABF, as discussed in the ABF section of Management’s Discussion and Analysis that follows.
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
Consolidated income from continuing operations per share for the year ended December 31, 2006 decreased 20.8% compared to 2005. The comparisons were impacted by the following:

	Year Ended December 31
	2006	2005
EFFECT ON DILUTED EARNINGS PER SHARE
Pension settlement expense(1)	$(0.24)	$—
Share-based compensation expense(2)	(0.12)	(0.02)
Gain on the sale of properties to G.I. Trucking Company(3)	—	0.38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

(1)	The Company has an unfunded supplemental pension benefit plan for the purpose of providing supplemental retirement benefits to executive officers of the Company. The Company is required to record pension settlement expense when cash payouts exceed annual service and interest costs of the related plan. During 2006, the Company settled obligations of $26.5 million and, as a result, recorded pension settlement expense of $10.2 million on a pre-tax basis, or $0.24 per diluted share, after-tax.

(2)	Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified-prospective transition method. Under this transition method, compensation expense recognized subsequent to January 1, 2006, includes the costs of stock options granted prior to, but not yet vested as of January 1, 2006, based upon the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Share-based compensation expense associated with the Company’s stock options was not recognized in periods prior to 2006 as no options have been granted with an exercise price lower than the market value of the underlying Common Stock on the date of grant.

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
As discussed in Note R to the Company’s consolidated financial statements, on June 15, 2006, the Company sold Clipper, its intermodal subsidiary. The Company’s discontinued operations include an after-tax gain of $0.12 per diluted share as a result of the sale. In addition, discontinued operations for 2006 include after-tax income of $0.02 per diluted share associated with Clipper’s operating results through the closing date of the sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

ABF Freight System, Inc.
The following table sets forth a summary of operating expenses and operating income as a percentage of revenue for ABF, the Company’s only reportable operating segment:

	Year Ended December 31
	2006	2005
ABF Operating Expenses and Costs
Salaries, wages and benefits	58.3%	58.3%
Supplies and expenses	16.0	14.8
Operating taxes and licenses	2.6	2.6
Insurance	1.6	1.6
Communications and utilities	0.8	0.8
Depreciation and amortization	3.5	3.2
Rents and purchased transportation	9.8	9.6
Other	0.2	0.2
Pension settlement expense	0.6	—
Gain on sale of property and equipment	(0.2)	(0.1)

	93.2%	91.0%

ABF Operating Income	6.8%	9.0%

The following table provides a comparison of key operating statistics for ABF:

	Year Ended December 31
	2006	2005	% Change
Workdays	252	253
Billed revenue* per hundredweight, including fuel surcharges	$25.32	$24.12	5.0%
Pounds	7,226,941,364	7,149,631,230	1.1%
Pounds per day	28,678,339	28,259,412	1.5%
Shipments per DSY hour	0.487	0.508	(4.1)%
Pounds per DSY hour	618.84	627.20	(1.3)%
Pounds per shipment	1,270	1,261	0.7%
Pounds per mile	18.80	19.29	(2.5)%

*	Billed revenue does not include revenue deferral required for financial statement purposes under the Company’s revenue recognition policy.
ABF’s revenue for 2006 was $1,831.4 million, an increase of $104.9 million compared to $1,726.5 million reported in 2005. ABF’s revenue-per-day increase of 6.5% in 2006 is primarily attributable to higher revenue per hundredweight, including fuel surcharge, and tonnage growth.
Effective April 3, 2006 and May 23, 2005, ABF implemented general rate increases to cover known and expected cost increases. Nominally, the increases were 5.9% and 5.8%, respectively, although the amounts vary by lane and shipment characteristic. ABF’s increase in reported revenue per hundredweight for 2006 versus 2005 has been impacted not only by the general rate increase and fuel surcharge increases, but also by changes in profile

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

such as length of haul, weight per shipment, freight density and customer and geographic mix. ABF charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. The ABF fuel surcharge rate in effect is available at abf.com.
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
ABF generated operating income of $125.1 million in 2006, a decrease of 19.7% compared to $155.7 million reported in 2005. The effect of higher revenues on operating profit was more than offset by an increase in operating expenses, including pension settlement expense of $10.2 million in 2006. ABF’s 2006 operating ratio increased to 93.2% from 91.0% reported in 2005. The favorable impact on the 2006 operating ratio of higher yields and tonnage levels as compared to the prior year was offset by changes in operating expenses, which were influenced by pension settlement expense, incremental share-based compensation, investment in regional service initiatives and the effect of a rapid tonnage decline in the fourth quarter. Settlement accounting expense added 0.6 percentage points to ABF’s 2006 operating ratio. Although tonnage increased on a full year basis, ABF’s total tonnage per day during the fourth quarter of 2006 decreased by 6.8% compared to the fourth quarter of 2005. Furthermore, the sequential decrease in tonnage per day was steep, declining 8.2% from September 2006 to October 2006. The fourth quarter tonnage decline was unexpected and one of the most severe in ABF’s history, and as a result, ABF was delayed in reducing labor and other operating costs from the ABF system. The delay in adjusting labor costs to business levels, combined with continuing investment in people and infrastructure to support the RPM initiatives and improvements in customer service levels, contributed to deterioration in the 2006 operating ratio.
Salaries, wages and benefits expense for 2006 were consistent with 2005 as a percent of revenue. A portion of salaries, wages and benefits are fixed in nature and decrease, as a percent of revenue, with increases in revenue levels. However, the impact of higher revenues on salaries, wages and benefits as a percent of revenue was offset, in part, by contractual increases under the IBT collective bargaining agreement. The five-year agreement was effective April 1, 2003, and provided for annual contractual total wage and benefit increases of approximately 3.2% — 3.4%, subject to additional wage rate cost-of-living increases. The annual wage adjustment occurred on April 1, 2006, for an increase of 2.6%, which included a $0.10 per hour cost-of-living adjustment. An annual health, welfare and pension cost increase of 5.7% occurred on August 1, 2005. On August 1, 2006, health, welfare and pension benefit costs under this agreement increased 5.4%. Incremental share-based compensation associated with restricted stock awards and the adoption of a new accounting standard, which requires expensing of stock options, also negatively impacted the year-over-year expense comparison.
Salaries, wages and benefits expense is also influenced by managing labor costs with business levels as measured by the productivity figures reported in the above tables. For 2006, pounds per DSY hour decreased 1.3% and pounds per mile decreased 2.5%. These measures reflect the effect of the unexpected fourth quarter tonnage decline combined with the addition of new employees to support ABF’s current and future growth opportunities, including the RPM program, and initiatives to improve customer service.
Supplies and expenses increased 1.2% of revenues over 2005, primarily reflecting higher fuel costs. Fuel costs, on an average price-per-gallon basis, excluding taxes, increased to $2.12 for 2006, compared to $1.82 in 2005. In addition, increased travel and lodging costs associated with linehaul drivers and higher repair costs of tractors and trailers impacted the unfavorable year-over-year comparison.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — continued

Depreciation and amortization increased 0.3% of revenues for 2006 compared to the same periods in 2005. This increase is due primarily to higher depreciation on road tractors and trailers purchased in 2005 and 2006 influenced by a low double-digit percentage increase in unit costs from 2004 levels. ABF continues to replace older, fully depreciated trailers with new trailers.
Rents and purchased transportation increased 0.2% of revenues for 2006 compared to 2005. This increase is due primarily to costs of cartage, ocean and air transportation associated with higher demand for growth in special markets and time-sensitive services. In addition, rail costs per mile have increased due to rate increases from major carriers and rising fuel costs. However, the impact of higher rail rates in 2006 was offset by a decline of rail utilization to 15.5% from 16.6% reported in the prior year period, reflecting higher utilization of ABF’s linehaul network in order to improve customer service levels.
Cash and Cash Equivalents and Short-Term Investments
During the fourth quarter 2007, the Company began transitioning out of its short-term investments and into money market funds and commercial paper, which are classified as cash equivalents.
Other Long-Term Assets
Other long-term assets increased $8.8 million from December 31, 2006 to December 31, 2007, primarily due to the reclassification of additional assets as held for sale under ABF’s process of evaluating assets expected to be sold within the next 12 months. In addition, an increase in the cash surrender value of the Company’s life insurance policies contributed to the growth in other assets.
Deferred Income Taxes Payable
The increase in deferred income taxes payable primarily relates to an increase in the difference between depreciation used for income tax purposes and financial reporting purposes on property, plant and equipment purchased in 2007 and 2006.
Income Taxes
The difference between the Company’s effective tax rate and the federal statutory rate primarily results from the effect of state income taxes, nondeductible expenses, alternative fuel tax credits (in 2007 only) and tax-exempt income. The Company’s effective tax rate for 2007 was 37.4% compared to 38.8% for 2006. The lower effective tax rate in 2007 versus 2006 primarily reflects the recognition of a federal tax credit under the alternative fuel program and a higher proportion of tax-exempt income. Management expects the Company’s 2008 effective tax rate to range from 39% to 40% due to transitioning from tax-exempt short-term investments to taxable cash equivalents, as discussed above.
At December 31, 2007, the Company had recorded total deferred tax assets of $77.7 million and total deferred tax liabilities of $71.9 million, resulting in net deferred tax assets of $5.8 million. Net deferred tax assets include $16.7 million related to unamortized nonunion pension and postretirement benefit cost which are included in accumulated other comprehensive loss.
The Company has evaluated the need for a valuation allowance on the deferred tax assets by considering the future reversal of existing taxable temporary differences, taxable income in prior carryback years, and future taxable income. Deferred tax liabilities scheduled to reverse in future years will offset the majority of deferred tax assets. The Company had taxable income of $122.1 million in 2007 and $127.9 million in 2006. As a result,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

federal income taxes paid in 2007 and 2006 and, in some cases, state taxes paid would be available for recovery allowing realization of remaining deferred tax assets to the extent they exceed deferred tax liabilities. With respect to future taxable income, the Company has had substantial taxable income in excess of reversing temporary differences in all recent years. Based on evaluation of relevant factors, management has concluded that an additional valuation allowance for deferred tax assets is not required at December 31, 2007. The need for additional valuation allowances will be continually monitored by management.
Seasonality
ABF is impacted by seasonal fluctuations, which affect tonnage and shipment levels. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The third calendar quarter of each year usually has the highest tonnage levels while the first quarter generally has the lowest.
Effects of Inflation
Management believes that, for the periods presented, inflation has not had a material effect on the Company’s operating results as inflationary increases in fuel and labor costs have generally been offset through fuel surcharges and price increases.
Environmental Matters
The Company’s subsidiaries store fuel for use in tractors and trucks in 71 underground tanks located in 23 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with these regulations. The Company’s underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.
The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company’s or its subsidiaries’ involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $103,000 over the last 10 years, primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.
At December 31, 2007 and 2006, the Company’s reserve for estimated environmental clean-up costs of properties currently or previously operated by the Company totaled $1.1 million and $1.2 million, respectively, which is included in accrued expenses in the accompanying consolidated balance sheets. Amounts accrued reflect management’s best estimate of the future undiscounted exposure related to identified properties based on current environmental regulations. The Company’s estimate is based on management’s experience with similar environmental matters and on testing performed at certain sites.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in certain interest rates, prices of diesel fuel, credit ratings, and foreign currency exchange rates. These market risks arise in the normal course of business, as the Company does not engage in speculative trading activities.
Interest Rate Risk
The Company has certain investments in money market funds and commercial paper (classified as cash equivalents) and auction rate and preferred securities that accrue income at variable rates of interest. The carrying amount and the fair value of the Company’s cash equivalents and short-term investments were $173.2 million at December 31, 2007, and $140.3 million at December 31, 2006. The potential change in annual investment income resulting from a one percentage point change in interest rates applied to the Company’s cash equivalents and short-term investments that are exposed to variable interest rates at December 31, 2007 and 2006 would be approximately $1.7 million and $1.4 million, respectively, on a pre-tax basis.
The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates. As discussed in Note E to the Company’s consolidated financial statements, the Company’s interest rate swap matured on April 1, 2005. During 2007 and 2006, the Company incurred no borrowings and had no outstanding debt obligations other than letters of credit under the Credit Agreement. However, a one percentage point change in interest rates on Credit Agreement borrowings would change annual interest cost by $100,000 per $10.0 million of borrowings.
Other Market Risks
The Company is subject to market risk for increases in diesel fuel prices; however, this risk is mitigated by fuel surcharges which are included in the revenues of ABF based on increases in diesel fuel prices compared to relevant indexes. The Company has not historically engaged in hedging fuel prices.
The Company is subject to credit risk for its short-term investments; however, this risk is mitigated by investing in high-quality, investment-grade auction rate securities. The Company’s investment policy limits the amount of credit exposure to any one counterparty. In December 2007, the Company began transitioning out of its short-term investments into money market funds and commercial paper. In January 2008, the Company sold $78.5 million of short-term investments with no realized gains or losses. At the end of January 2008, the Company’s short-term investments totaled less than $1.0 million.
Foreign operations are not significant to the Company’s total revenues or assets, and, accordingly, the Company does not have a formal foreign currency risk management policy. Revenues from non-U.S. operations amounted to approximately 1.7% of total revenues for 2007. Foreign currency exchange rate fluctuations have not had a significant impact on the Company and they are not expected to in the foreseeable future.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Arkansas Best Corporation
We have audited the accompanying consolidated balance sheets of Arkansas Best Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkansas Best Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note B to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”. As discussed in Note J to the consolidated financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arkansas Best Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2008, expressed an unqualified opinion thereon.
\s\ Ernst & Young LLP
Tulsa, Oklahoma
February 18, 2008

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2006
	($ thousands)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$93,805	$5,009
Short-term investment securities	79,373	135,317
Accounts receivable, less allowances (2007 — $3,942; 2006 — $4,476)	141,565	143,216
Other accounts receivable, less allowances (2007 — $774; 2006 — $1,272)	8,963	8,912
Prepaid expenses	11,243	11,735
Deferred income taxes	36,585	36,532
Prepaid income taxes	3,699	3,024
Other	7,184	7,212

TOTAL CURRENT ASSETS	382,417	350,957

PROPERTY, PLANT AND EQUIPMENT
Land and structures	231,169	228,375
Revenue equipment	509,627	498,844
Service, office and other equipment	142,635	140,516
Leasehold improvements	19,794	17,735

	903,225	885,470
Less allowances for depreciation and amortization	437,087	423,587

	466,138	461,883

OTHER ASSETS	70,803	61,959

GOODWILL	63,991	63,917

	$983,349	$938,716

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2006
	($ thousands, except share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdraft and drafts payable	$15,248	$17,423
Accounts payable	60,341	63,477
Income taxes payable	2,414	5,833
Accrued expenses	166,631	171,432
Current portion of long-term debt	171	249

TOTAL CURRENT LIABILITIES	244,805	258,414

LONG-TERM DEBT, less current portion	1,400	1,184

PENSION AND POSTRETIREMENT LIABILITIES	48,859	54,616

OTHER LIABILITIES	25,093	25,655

DEFERRED INCOME TAXES	30,806	19,452

OTHER COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, authorized 70,000,000 shares; issued 2007: 26,549,038 shares; 2006: 26,407,472 shares	265	264
Additional paid-in capital	258,878	250,469
Retained earnings	457,536	415,876
Treasury stock, at cost, 2007: 1,677,932 shares; 2006: 1,552,932 shares	(57,770)	(52,825)
Accumulated other comprehensive loss	(26,523)	(34,389)

TOTAL STOCKHOLDERS’ EQUITY	632,386	579,395

	$983,349	$938,716

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2007	2006	2005
	($ thousands, except share and per share data)

OPERATING REVENUES	$1,836,878	$1,881,500	$1,769,576

OPERATING EXPENSES AND COSTS	1,752,034	1,756,821	1,603,052

OPERATING INCOME	84,844	124,679	166,524

OTHER INCOME (EXPENSE)
Short-term investment income	5,671	4,996	2,382
Interest expense and other related financing costs	(1,189)	(1,119)	(2,157)
Other, net	1,465	2,963	1,702

	5,947	6,840	1,927

INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES	90,791	131,519	168,451

FEDERAL AND STATE INCOME TAXES
Current	27,806	50,667	71,933
Deferred	6,160	351	(6,235)

	33,966	51,018	65,698

INCOME FROM CONTINUING OPERATIONS	56,825	80,501	102,753

DISCONTINUED OPERATIONS, NET OF TAX
Income from operations	—	530	1,873
Gain from disposal	—	3,063	—

	—	3,593	1,873

NET INCOME	$56,825	$84,094	$104,626

BASIC EARNINGS PER SHARE:
Income from continuing operations	$2.29	$3.21	$4.06
Income from discontinued operations	—	0.14	0.07

NET INCOME	$2.29	$3.35	$4.13

AVERAGE COMMON SHARES OUTSTANDING (BASIC)	24,822,673	25,134,308	25,328,975

DILUTED EARNINGS PER SHARE:
Income from continuing operations	$2.26	$3.16	$3.99
Income from discontinued operations	—	0.14	0.07

NET INCOME	$2.26	$3.30	$4.06

AVERAGE COMMON SHARES OUTSTANDING (DILUTED)	25,117,597	25,503,799	25,741,540

CASH DIVIDENDS DECLARED AND PAID PER COMMON SHARE	$0.60	$0.60	$0.54

The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Unearned	Accumulated
			Additional				Compensation —	Other
	Common Stock		Paid-In	Retained	Treasury Stock		Restricted	Comprehensive	Total
	Shares	Amount	Capital	Earnings	Shares	Amount	Stock	Loss	Equity
	($ and shares, thousands)
Balances at January 1, 2005	25,806	$258	$229,661	$256,129	531	$(13,334)	$—	$(4,319)	$468,395
Net income		—	—	104,626		—	—	—	104,626
Change in foreign currency translation, net of tax of $13		—	—	—		—	—	(16)	(16)
Change in minimum pension liability, net of tax of $512		—	—	—		—	—	(793)	(793)

Total comprehensive income									103,817

Issuance of common stock under share-based compensation plans	294	3	5,391	—		—	—	—	5,394
Tax effect of share-based compensation plans		—	1,958	—		—	—	—	1,958
Issuance of restricted common stock	182	2	5,943	—		—	(5,945)	—	—
Share-based compensation expense		—	—	—		—	842	—	842
Purchases of treasury stock		—	—	—	372	(12,621)	—	—	(12,621)
Dividends paid on common stock		—	—	(13,704)		—	—	—	(13,704)

Balances at December 31, 2005	26,282	263	242,953	347,051	903	(25,955)	(5,103)	(5,128)	554,081
Net income		—	—	84,094		—	—	—	84,094
Change in foreign currency translation, net of tax of $29		—	—	—		—	—	(45)	(45)
Change in minimum pension liability, net of tax of $2,933		—	—	—		—	—	4,539	4,539

Total comprehensive income									88,588

Adoption of FAS 158, net of tax of $21,490		—	—	—		—	—	(33,755)	(33,755)
Issuance of common stock under share-based compensation plans	307	3	5,874	—		—	—	—	5,877
Tax effect of share-based compensation plans (including excess tax benefits of $1,710) and other		—	2,035	—		—	—	—	2,035
Reversal of unearned compensation upon adoption of FAS 123(R)	(182)	(2)	(5,101)	—		—	5,103	—	—
Share-based compensation expense		—	4,708	—		—	—	—	4,708
Purchases of treasury stock		—	—	—	650	(26,870)	—	—	(26,870)
Dividends paid on common stock		—	—	(15,269)		—	—	—	(15,269)

Balances at December 31, 2006	26,407	264	250,469	415,876	1,553	(52,825)	—	(34,389)	579,395
Net income		—	—	56,825		—	—	—	56,825
Change in foreign currency translation, net of tax of $40		—	—	—		—	—	61	61
Amortization of unrecognized net periodic benefit costs, net of tax of $2,831
Net actuarial loss		—	—	—		—	—	4,030	4,030
Prior service costs		—	—	—		—	—	405	405
Net transition obligation		—	—	—		—	—	11	11
Settlement expense, net of tax of $647 (1)		—	—	—		—	—	1,018	1,018
Unrecognized net actuarial gain, net of tax of $1,491		—	—	—		—	—	2,341	2,341

Total comprehensive income									64,691

Issuance of common stock under share-based compensation plans	142	1	2,682	—		—	—	—	2,683
Tax effect of share-based compensation plans (including excess tax benefits of $683)		—	816	—		—	—	—	816
Share-based compensation expense		—	4,911	—		—	—	—	4,911
Purchases of treasury stock		—	—	—	125	(4,945)	—	—	(4,945)
Dividends paid on common stock		—	—	(15,165)		—	—	—	(15,165)

Balances at December 31, 2007	26,549	$265	$258,878	$457,536	1,678	$(57,770)	$—	$(26,523)	$632,386

(1)	Consists of adjustments to unrecognized actuarial loss and transition obligation as a result of pension settlement expense (see Note J).
The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2007	2006	2005
	($ thousands)
OPERATING ACTIVITIES
Net income	$56,825	$84,094	$104,626
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,318	67,727	61,851
Other amortization	261	211	245
Pension settlement expense	1,665	10,192	—
Share-based compensation expense	4,911	4,708	842
Provision for losses on accounts receivable	1,056	1,023	2,145
Deferred income tax provision (benefit)	6,160	351	(5,370)
Fair value of interest rate swap	—	—	(873)
Gain on disposal of discontinued operations, net of taxes	—	(3,063)	—
Gain on sales of assets and other	(4,351)	(3,547)	(17,302)
Excess tax benefits from share-based compensation	(683)	(1,710)	—
Changes in operating assets and liabilities:
Receivables	533	6,108	(17,090)
Prepaid expenses	491	2,058	1,803
Other assets	(676)	18,631	(10,560)
Accounts payable, taxes payable, accrued expenses and other liabilities(1, 2)	(377)	(18,327)	27,230

NET CASH PROVIDED BY OPERATING ACTIVITIES	143,133	168,456	147,547

INVESTING ACTIVITIES
Purchases of property, plant and equipment, less capitalized leases(2)	(96,670)	(147,463)	(93,119)
Proceeds from asset sales	12,067	11,913	29,129
Proceeds from disposal of discontinued operations	—	21,450	—
Purchases of short-term investment securities	(292,064)	(386,358)	(378,445)
Proceeds from sales of short-term investment securities	348,008	372,280	295,680
Capitalization of internally developed software and other	(4,599)	(4,117)	(4,026)

NET CASH USED BY INVESTING ACTIVITIES	(33,258)	(132,295)	(150,781)

FINANCING ACTIVITIES
Payments on long-term debt	(1,360)	(317)	(388)
Net change in bank overdraft	(2,175)	(2,050)	(1,566)
Payment of common stock dividends	(15,165)	(15,269)	(13,704)
Purchases of treasury stock	(4,945)	(26,870)	(12,621)
Excess tax benefits from share-based compensation	683	1,710	—
Deferred financing costs	(800)	—	(473)
Proceeds from the exercise of stock options	2,683	5,877	5,394

NET CASH USED BY FINANCING ACTIVITIES	(21,079)	(36,919)	(23,358)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	88,796	(758)	(26,592)
Cash and cash equivalents at beginning of period	5,009	5,767	32,359

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$93,805	$5,009	$5,767

(1)	Includes payments to retiring officers under the Company’s unfunded Supplemental Benefit Plan of $5.3 million in 2007 and $26.5 million in 2006.

(2)	Does not include $0.7 million and $6.5 million of equipment which was received but not yet paid for at December 31, 2007 and 2006, respectively.
The accompanying notes are an integral part of the consolidated financial statements.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE A — ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Arkansas Best Corporation (the “Company”) is a holding company engaged, through its subsidiaries, primarily in motor carrier transportation operations. The principal subsidiary of the Company is ABF Freight System, Inc. (“ABF”).
Clipper Exxpress Company (“Clipper”), an intermodal transportation subsidiary, was sold in June 2006 and has been reported as discontinued operations in the accompanying consolidated statements of income. Cash flows associated with the discontinued operations of Clipper have been combined with cash flows from continuing operations in the accompanying consolidated statements of cash flow for 2006 and 2005.
Approximately 76% of ABF’s employees are covered under a collective bargaining agreement with the International Brotherhood of Teamsters (“IBT”). The current five-year agreement with the IBT expires on March 31, 2008. During February 2008, the Company announced that the IBT has ratified a new five-year collective bargaining agreement. The new agreement, which will be effective April 1, 2008, provides for compounded annual contractual wage and benefit increases of 3.8%, subject to wage rate cost-of-living adjustments.
NOTE B — ACCOUNTING POLICIES
Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.
Cash and Cash Equivalents: Short-term investments that have a maturity of ninety days or less when purchased are considered cash equivalents. Cash equivalents, which totaled $85.9 million at December 31, 2007, consisted of money market funds and commercial paper.
Short-Term Investments: Short-term investment securities are classified as available-for-sale and are stated at fair value with related unrealized gains and losses, if any, reported net of applicable taxes in accumulated other comprehensive loss. Short-term investments consist of insured, investment-grade auction rate debt or preferred equity securities with interest or dividend rate reset periods of generally less than 90 days. Interest and dividends related to these investments are included in short-term investment income on the Company’s consolidated statements of income. It is the Company’s policy to invest in high-quality, investment-grade securities. The Company sold substantially all of its short-term investments in January 2008 with no realized gains or losses.
Concentration of Credit Risk: The Company’s services are provided primarily to customers throughout the United States and Canada. ABF, the Company’s largest subsidiary, which represented 96.4% of the Company’s annual revenues for 2007, had no single customer representing more than 3.0% of its revenues during 2007 and no single customer representing more than 2.0% of its accounts receivable balance at December 31, 2007. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon historical trends and factors surrounding the credit risk of specific customers. Historically, credit losses have been within management’s expectations.
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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

is established by evaluating whether the benefits of its deferred tax assets will be realized through the reduction of future taxable income.
Impairment Assessment of Long-Lived Assets: The Company reviews its long-lived assets, including property, plant, equipment and capitalized software that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows, less the future cash outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss. The Company considers a long-lived asset as abandoned when it ceases to be used. The Company records impairment losses in operating income.
Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less cost to sell. Assets held for sale primarily represent ABF’s nonoperating properties, older revenue equipment and other equipment. Write-downs to fair value less cost to sell are reported in operating income. Assets held for sale are expected to be disposed of by selling the properties or assets within the next 12 months. Gains and losses on property and equipment are reported in operating income.
Assets held for sale are included in other noncurrent assets in the accompanying consolidated balance sheets. During 2007, property and equipment classified as held for sale and carried at $5.6 million was sold for net gains totaling $3.2 million. At December 31, 2007, management was not aware of any events or circumstances indicating the Company’s long-lived assets would not be recoverable.
The following table is a summary of assets held for sale for the years ended December 31:

	2007	2006
	($ thousands)

Assets held for sale — January 1	$793	$2,768
Reclassifications of assets	14,884	7,989
Sale of assets	(5,550)	(9,964)

Assets held for sale — December 31	$10,127	$793

Property, Plant and Equipment Including Repairs and Maintenance: The Company utilizes tractors and trailers primarily in its motor carrier transportation operations. Tractors and trailers are commonly referred to as “revenue equipment” in the transportation business. Purchases of property, plant and equipment are recorded at cost. For financial reporting purposes, such property is depreciated principally by the straight-line method, using the following lives: structures — primarily 15 to 20 years; revenue equipment — 3 to 12 years; other equipment — 3 to 15 years; and leasehold improvements — 4 to 20 years, or over the remaining life of the lease, whichever is shorter. For tax reporting purposes, accelerated depreciation or cost recovery methods are used. Gains and losses on asset sales are reflected in the year of disposal. Exchanges of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged. However, if a nonmonetary exchange lacks commercial substance, trade-in allowances in excess of the book value of revenue equipment traded are accounted for by adjusting the cost of assets acquired. Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment, with replacement tires being expensed when placed in service. Repair and maintenance costs associated with property, plant and equipment are expensed as incurred if the costs do not extend the useful life of the asset. If such costs do extend the useful life of the asset, the costs are capitalized and depreciated over the appropriate useful life. The Company has no planned major maintenance activities.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

Asset Retirement Obligations: The Company records estimated liabilities for the cost to remove underground storage tanks, dispose of tires and return leased real property to its original condition at the end of a lease term. The liabilities are discounted using the Company’s credit adjusted risk-free rate. Revisions to these liabilities for such costs may occur due to changes in the estimates for fuel tank removal costs, tire disposal fees and real property lease restoration costs, or changes in regulations or agreements affecting these obligations. At December 31, 2007 and 2006, the Company’s estimated asset retirement obligations totaled $1.8 million.
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
Goodwill: Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are evaluated for impairment annually, utilizing a combination of valuation methods, including earnings before interest, taxes, depreciation and amortization, net income multiples and the present value of discounted cash flows. The Company’s goodwill, which totaled $64.0 million and $63.9 million at December 31, 2007 and 2006, respectively, is attributable to ABF as a result of a 1988 leveraged buyout. Changes occur in the goodwill asset balance because of ABF’s foreign currency translation adjustments on the portion of the goodwill related to ABF’s Canadian operations. The Company has performed the annual impairment testing on its ABF goodwill based upon operations and fair value at January 1, 2008, 2007 and 2006 and found there to be no impairment at any of these dates.
Income Taxes: Deferred income taxes are accounted for under the liability method, which takes into account the differences between the tax basis of the assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Deferred income taxes relate principally to asset and liability basis differences resulting from the timing of the depreciation and cost recovery deductions and to temporary differences in the recognition of certain revenues and expenses. On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The adoption of FIN 48 did not have an effect on the Company’s consolidated financial position and results of operations. The Company’s policy is that interest and penalty amounts related to income tax matters will continue to be classified as interest expense and operating expenses, respectively, in the Company’s consolidated statements of income.
Revenue Recognition: Revenue is recognized based on relative transit time in each reporting period with expenses recognized as incurred. The Company utilizes a bill-by-bill analysis to establish estimates of revenue in transit for recognition in the appropriate reporting period. The Company reports revenue and purchased transportation expense on a gross basis for certain shipments where ABF utilizes a third-party carrier for pickup, linehaul or delivery of freight but remains the primary obligor.
Earnings Per Share: The calculation of earnings per share is based on the weighted-average number of common (basic earnings per share) or common equivalent shares outstanding (diluted earnings per share) during the applicable period. The dilutive effect of Common Stock equivalents is excluded from basic earnings per share and included in the calculation of diluted earnings per share.
Share-Based Compensation: The Company’s share-based compensation plans are described further in Note C. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (“FAS 123(R)”) using the modified-prospective transition method and, accordingly, prior periods have not been restated. Under this transition method,

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

compensation expense recognized in 2006 and 2007 includes the pro rata cost of stock options granted prior to but not yet vested as of January 1, 2006, based upon the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”). Share-based compensation expense associated with the Company’s stock options was not recognized in periods prior to 2006 as all options were granted with an exercise price no less than the market value of the underlying Common Stock on the date of grant. In addition, the adoption of FAS 123(R) had an insignificant effect on the determination of assumed proceeds that are used in calculating weighted-average shares for diluted earnings per share.
In accordance with FAS 123(R), the balance in unearned compensation recorded in stockholders’ equity as of January 1, 2006, of $5.1 million was reversed. Tax benefits in excess of the compensation cost recognized for stock options (“excess tax benefits”) are shown as financing cash flows. Prior to the adoption of FAS 123(R), excess tax benefits were shown as cash flows from operating activities. The Company elected to follow the alternative transition provisions of estimating its beginning pool of excess tax benefits in accordance with FASB Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. As a result, excess tax benefits related to share-based compensation plans increased approximately $0.5 million in 2006.
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
The fair value of restricted stock awards is determined based upon the closing market price of the Company’s Common Stock on the date of grant. The restricted stock awards generally vest at the end of a five-year period following the date of grant, subject to accelerated vesting due to death, disability, retirement or change-in-control provisions. The Company issues new shares upon the granting of restricted stock. Dividends are paid on restricted stock awards during the vesting period.
The Company has not granted stock options since January 2004. The grant date fair value of stock options was estimated based on a Black-Scholes-Merton option pricing model that utilizes several assumptions, including expected volatility, weighted-average life and a risk-free interest rate. Expected volatilities were estimated using the historical volatility of the Company’s stock, based upon the expected term of the option. The Company was not aware of information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. Stock options generally vest in equal amounts over a five-year period and expire ten years from the date of grant. The Company issues new shares upon the exercise of stock options.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The following table summarizes the Company’s share-based compensation expense which has been recognized in the accompanying consolidated financial statements:

	Year Ended December 31
	2007	2006	2005
	($ thousands, except per share data)

Share-based compensation expense (pre-tax):
Restricted stock	$3,857	$2,869	$842

Stock options	1,054	1,839	—

	$4,911	$4,708	$842

Share-based compensation expense (net of tax):
Restricted stock	$2,344	$1,744	$514

Stock options	864	1,439	—

	$3,208	$3,183	$514

Share-based compensation expense per diluted share:
Restricted stock	$0.09	$0.07	$0.02

Stock options	0.04	0.05	—

	$0.13	$0.12	$0.02

Had the Company elected to apply the fair value recognition provisions of FAS 123, the Company’s net income and earnings per share for the year ended December 31, 2005, would have approximated the pro forma amounts indicated below:

2005
($ thousands,
except per share data)
Net income — as reported	$104,626

Add back share-based compensation expense from restricted stock awards, included in reported net income, net of tax	514

Less total share-based compensation expense determined under fair value-based methods for all awards, net of tax	(2,476)

Net income — pro forma	$102,664

Net income per share:
Basic
As reported	$4.13

Pro forma	$4.05

Diluted
As reported	$4.06

Pro forma	$4.01

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The Company records a liability for self-insured workers’ compensation and third-party casualty claims based on the incurred claim amount plus an estimate of future claim development and a reserve for claims incurred but not reported. Management estimates the development of the claims by applying the Company’s historical claim development factors to incurred claim amounts. The Company is entitled to recover, from insurance carriers and insurance pool arrangements, amounts which have been previously paid by the Company for claims above the self-insurance retention level. These amounts are included in other accounts receivable in the accompanying consolidated balance sheets, net of allowances for potentially unrecoverable amounts.
The Company records an estimate of its potential self-insured cargo loss and damage claims by estimating the amount of potential claims based on the Company’s historical trends and certain event-specific information.
Insurance-Related Assessments: The Company recorded estimated liabilities for state guaranty fund assessments and other insurance-related assessments of $0.9 million at December 31, 2007 and 2006. Management has estimated the amounts incurred, using the best available information about premiums and guaranty assessments by state. These amounts are expected to be paid within a period not to exceed one year. The liabilities recorded have not been discounted.
Nonunion Defined Benefit Pension, Supplemental Pension and Postretirement Health Plans: The Company accounts for its pension and postretirement plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”); Statement of Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Benefit Pension Plans and for Termination Benefits (“FAS 88”); Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“FAS 106”); and Statement of Financial Accounting Standards No. 132 (“FAS 132”) and Statement No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits (“FAS 132(R)”), as amended by Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). The Company uses December 31 as a measurement date for its nonunion defined benefit pension plan, supplemental benefit plan and postretirement health benefit plan.
Environmental Matters: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Amounts accrued reflect management’s best estimate of the future undiscounted exposure related to identified properties based on current environmental regulations. The Company’s estimate is based on management’s experience with similar environmental matters and on testing performed at certain sites. The estimated liability is not reduced for possible recoveries from insurance carriers or other third parties.
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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

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
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from those estimates included in the accompanying consolidated financial statements.
Reclassifications: Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation. The 2006 and 2005 statements of income include reclassifications to report revenue and purchased transportation expense on a gross basis for certain shipments involving third-party interline carriers and certain brokerage transactions where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor to provide services to the customer. The amounts reclassified were $21.0 million for 2006 and $17.6 million for 2005. The comparable amount for 2007 was $23.0 million. There was no impact on ABF’s operating income and only a minor impact on ABF’s operating ratio as a result of this reclassification.
NOTE C — STOCKHOLDERS’ EQUITY
Common Stock: The following table is a summary of dividends declared during the applicable quarter:

	2007		2006		2005
	Per Share	Amount	Per Share	Amount	Per Share	Amount
			($ thousands, except per share data)

First quarter	$0.15	$3,780	$0.15	$3,801	$0.12	$3,038
Second quarter	$0.15	$3,790	$0.15	$3,845	$0.12	$3,064
Third quarter	$0.15	$3,790	$0.15	$3,827	$0.15	$3,813
Fourth quarter	$0.15	$3,805	$0.15	$3,796	$0.15	$3,789
Stockholders’ Rights Plan: Under the Company’s stockholders’ rights plan, each issued and outstanding share of Common Stock has associated with it one Common Stock right to purchase a share of Common Stock from the Company at an exercise price of $80 per right. The rights are not currently exercisable, but could become exercisable if certain events occur, including the acquisition of 15.0% or more of the outstanding Common Stock of the Company. Under certain conditions, the rights will entitle holders, other than an acquirer in a nonpermitted transaction, to purchase shares of Common Stock with a market value of two times the exercise price of the right. The rights will expire in 2011 unless extended. On May 18, 2007, the Company amended its stockholders’ rights

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

plan to permit a named stockholder to beneficially own up to 17.999% of the Company’s Common Stock without causing the rights to become exercisable.
Treasury Stock: The Company has a program to repurchase its Common Stock in the open market or in privately negotiated transactions. In 2003, the Company’s Board of Directors authorized stock repurchases of up to $25.0 million and in 2005, an additional $50.0 million was authorized for a total of $75.0 million. As of December 31, 2007, the Company has purchased 1,618,150 shares for an aggregate cost of $56.8 million, leaving $18.2 million available for repurchase under the current buyback program. The program has no expiration date but may be terminated at any time at the Board of Directors’ discretion. Repurchases may be made using the Company’s cash reserves or other available sources.
Stock Awards: As of December 31, 2007, the Company had outstanding stock options granted under the 1992 Stock Option Plan, the 2000 Non-Qualified Stock Option Plan and the 2002 Stock Option Plan and outstanding restricted stock and restricted stock units granted under the 2005 Ownership Incentive Plan (“the 2005 Plan”). The 1992 Stock Option Plan expired on December 31, 2001. As of December 31, 2007, the Company had not elected to treat any exercised options as Employer Stock Appreciation Rights (“SARs”) and no employee SARs had been granted. No stock options have been granted since 2004.
The 2005 Plan supersedes the Company’s 2000 Non-Qualified Stock Option Plan and 2002 Stock Option Plan with respect to future awards and provides for the granting of 1.5 million shares, which may be awarded as incentive and nonqualified stock options, SARs, restricted stock or restricted stock units. Any outstanding stock options under the 1992, 2000 or 2002 stock option plans which are forfeited or otherwise unexercised will be included in the shares available for grant under the 2005 Plan.
Restricted Stock
A summary of the Company’s restricted stock program, which consists of restricted stock and restricted stock units, is presented below:

		Weighted-Average
		Grant Date
	Shares/Units	Fair Value

Nonvested — January 1, 2007	333,531	$36.31
Granted	191,520	38.98
Vested	(19,379)	36.15
Forfeited	(14,112)	36.45

Nonvested — December 31, 2007	491,560	$37.35

The Compensation Committee of the Board of Directors granted restricted stock and restricted stock units under the 2005 Plan during the years ended December 31, 2007, 2006 and 2005 as follows:

		Weighted-Average
		Grant Date
	Shares/Units	Fair Value

2007	191,520	$38.98
2006	192,500	39.15
2005	182,250	32.62

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The fair value of restricted stock that vested was $0.7 million in 2007, $1.0 million in 2006 and less than $0.1 million in 2005.
Unrecognized compensation cost related to restricted stock awards outstanding as of December 31, 2007, totaled $11.5 million, which is expected to be recognized over a weighted-average period of 3.6 years.
Stock Options
A summary of the Company’s stock option program is presented below:

			Weighted-
			Average
		Weighted-	Remaining	Intrinsic
	Shares	Average	Contractual	Value
	Under Option	Exercise Price	Term	($000)(1)

Outstanding — January 1, 2007	867,350	$24.43
Granted	—	—
Exercised	(134,966)	19.89
Forfeited	(9,600)	27.60

Outstanding — December 31, 2007	722,784	$25.24	4.4	$702

Options outstanding at December 31, 2007 which are vested or expected to vest	716,226	$25.21	4.4	$702

Exercisable — December 31, 2007	577,054	$24.60	4.0	$702

(1)	For stock options having an exercise price less than the year-end stock price, the intrinsic value represents the fair market value of the Company’s Common Stock on December 31, 2007, less the exercise price of the stock options, multiplied by the number of shares under option.
The following table summarizes additional activity related to the Company’s stock option program for the years ended December 31:

	2007	2006	2005
	($ thousands)

Intrinsic value of options exercised	2,217	6,657	6,475
Cash proceeds of options exercised	2,683	5,877	5,394
Tax benefit of options exercised	862	2,299	1,968
Unrecognized compensation cost related to stock option awards outstanding as of December 31, 2007, totaled $0.6 million, which is expected to be recognized over a weighted-average period of 1.0 year.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

Accumulated Other Comprehensive Loss: Components of accumulated other comprehensive loss are as follows at December 31:

	2007	2006	2005
		($ thousands)

Pre-tax amounts:
Foreign currency translation	$(422)	$(524)	$(449)
Minimum pension liability (see Note J)	—	—	(7,989)
Unrecognized net periodic benefit costs (see Note J)	(42,988)	(55,762)	—

Total	$(43,410)	$(56,286)	$(8,438)

After-tax amounts:
Foreign currency translation	$(257)	$(318)	$(273)
Minimum pension liability (see Note J)	—	—	(4,855)
Unrecognized net periodic benefit costs (see Note J)	(26,266)	(34,071)	—

Total	$(26,523)	$(34,389)	$(5,128)

NOTE D — SHORT-TERM INVESTMENTS
The Company’s short-term investments consist of insured, investment-grade auction rate debt or preferred equity securities which are classified as available-for-sale. The interest or dividend rates on the Company’s short-term investments are generally reset every 7 to 90 days through an auction process. Interest and dividends are paid on these securities at the end of each reset period.
The following is a summary of the Company’s short-term investments at December 31:

	2007	2006
	($ thousands)
Debt securities consisting of U.S. state and local municipal securities	$74,373	$108,317
Preferred equity securities	5,000	27,000

	$79,373	$135,317

The Company’s short-term investments are reported on the balance sheets at fair value. The Company sold $348.0 million, $372.3 million and $295.7 million in short-term investments during the years ended December 31, 2007, 2006 and 2005, respectively, with no realized gains or losses.
During the fourth quarter 2007, the Company began transitioning out if its short-term investments into money market funds and commercial paper, which are classified as cash equivalents. In January 2008, the Company sold $78.5 million of short-term investments with no realized gains or losses. As of January 31, 2008, the Company’s short-term investment totaled less than $1.0 million.
The carrying values of the Company’s short-term investments at December 31, 2007, by contractual maturity of the underlying security, are shown below. Actual maturities may differ from the contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

December 31, 2007
($ thousands)
Debt securities due after 10 years	$74,373
Preferred equity securities	5,000

$79,373

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

For the years ended December 31, 2007 and 2006, the weighted-average tax equivalent yield on the Company’s auction rate securities was 5.8% and 5.3%, respectively.
NOTE E — DERIVATIVE FINANCIAL INSTRUMENTS
The Company was a party to an interest rate swap on a notional amount of $110.0 million, which matured on April 1, 2005. The Company’s interest rate strategy was to hedge its variable 30-day LIBOR-based interest rate for a fixed interest rate on $110.0 million of Credit Agreement borrowings for the term of the interest rate swap to protect the Company from potential interest rate increases. The Company designated its benchmark variable 30-day LIBOR-based interest rate payments on $110.0 million of borrowings under the Company’s Credit Agreement as a cash flow hedge.
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
NOTE F — FEDERAL AND STATE INCOME TAXES
Significant components of the provision for income taxes for the years ended December 31 are as follows:

	2007	2006	2005
	($ thousands)

Current provision:
Federal	$22,280	$42,305	$60,392
State	5,526	8,362	11,541

	27,806	50,667	71,933

Deferred provision (credit):
Federal	5,516	290	(5,132)
State	644	61	(1,103)

	6,160	351	(6,235)

Total provision for income taxes	$33,966	$51,018	$65,698

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes include a provision of $8.5 million for depreciation and other basis differences related to property, plant and equipment.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

Significant components of the Company’s deferred tax liabilities and assets at December 31 are as follows:

	2007	2006

	($ thousands)
Deferred tax liabilities:
Amortization, depreciation and basis differences for property, plant and equipment and other long-lived assets	$61,292	$52,798
Revenue recognition	6,934	5,962
Prepaid expenses	3,661	3,792

Total deferred tax liabilities	71,887	62,552

Deferred tax assets:
Accrued expenses	53,335	54,527
Pension liabilities	14,053	16,119
Postretirement liabilities other than pensions	7,636	7,206
Share-based compensation	2,111	1,099
State net operating loss carryovers	838	841
Other	651	760

Total deferred tax assets	78,624	80,552
Valuation allowance	(958)	(920)

Net deferred tax assets	77,666	79,632

Net deferred tax liabilities (assets)	$(5,779)	$(17,080)

A reconciliation between the effective income tax rate, as computed on income from continuing operations before income taxes, and the statutory federal income tax rate for the years ended December 31 is presented in the following table:

	2007	2006	2005

		($ thousands)

Income tax at the statutory federal rate of 35%	$31,777	$46,032	$58,958
Federal income tax effects of:
State income taxes	(2,160)	(2,948)	(3,653)
Other nondeductible expenses	2,091	1,922	1,385
Dividends received deduction	(317)	(326)	(222)
Tax-exempt investment income	(1,451)	(1,324)	(556)
Alternative fuel credit	(960)	—	—
Other	(1,184)	(761)	(652)

Federal income taxes	27,796	42,595	55,260
State income taxes	6,170	8,423	10,438

Total provision for income taxes	$33,966	$51,018	$65,698

Effective tax rate	37.4%	38.8%	39.0%

Income taxes paid totaled $39.6 million in 2007, $58.0 million in 2006 and $70.2 million in 2005 before income tax refunds of $10.6 million in 2007, $10.6 million in 2006 and $8.3 million in 2005.
The tax benefit for exercised options in 2007 is $0.9 million of which $0.8 million is reflected in paid-in capital. The paid-in capital benefit could increase as additional information becomes available to the Company regarding stock sales by employees. The tax benefits associated with stock options exercised totaled $2.3 million in 2006 and $2.0 million in 2005, which are reflected in paid-in capital.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The Company had state net operating loss carryovers of approximately $12.1 million at December 31, 2007. The majority of state net operating loss carryovers expire in five years or less. As of December 31, 2007, the Company had a valuation allowance of approximately $0.8 million for state net operating loss carryovers and $0.1 million for foreign net operating loss carryovers for which realization is uncertain. In 2007, the valuation allowance was decreased $0.1 million due to the expectation of realization of state contribution carryovers and increased $0.1 million for foreign loss carryovers.
During 2007, the IRS completed an examination of the Company’s federal income tax return for 2004, and no changes were made to the Company’s return. The Company is under examination by certain state taxing authorities. Although the outcome of tax audits is always uncertain and could result in payment of additional taxes, the Company does not believe the results of any of these audits will have a material effect on its financial position, results of operations or cash flows.
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which establishes the accounting and disclosure requirements for uncertain tax positions. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized. This approach involves recognizing any tax positions that are “more likely than not” to occur and then measuring those positions to determine the amounts to be recognized in the financial statements. Federal income tax returns filed for years through 2003 are closed by the applicable statute of limitations.
In considering the provisions of FIN 48, as applied to the Company’s tax positions, the Company has determined that no reserves for uncertain tax positions are required at December 31, 2007 or during the year then ended. The Company is not aware of any matters that would cause a significant change in this determination during the next year. Interest expense related to amended state income tax returns yet to be filed was less than $0.2 million for the year ended December 31, 2007. At December 31, 2007 and December 31, 2006, the accrued interest liability, which related to state income taxes to be paid on amended returns, totaled $1.0 million and $1.1 million, respectively. No interest was paid related to federal income taxes during 2007 or 2006, and less than $0.1 million of interest was paid related to federal income taxes during 2005.
NOTE G — OPERATING LEASES AND COMMITMENTS
While the Company maintains ownership of most of its larger terminals and distribution centers, certain facilities and equipment are leased. Rental expense totaled $14.7 million in 2007, $14.3 million in 2006, and $13.6 million in 2005.
The future minimum rental commitments, net of minimum rentals to be received under noncancelable subleases, as of December 31, 2007, for all noncancelable operating leases are as follows:

			Equipment
			and
Period	Total	Terminals	Other

		($ thousands)

2008	$12,270	$11,097	$1,173
2009	9,797	8,624	1,173
2010	7,190	7,127	63
2011	5,412	5,378	34
2012	3,163	3,163	—
Thereafter	3,792	3,792	—

	$41,624	$39,181	$2,443

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

Certain of the leases are renewable for substantially the same rentals for varying periods. In addition to the above, the Company has guaranteed rent payments through March 2012 totaling $1.0 million for office space that continues to be leased by Clipper. Future minimum rentals to be received under noncancelable subleases totaled approximately $0.1 million at December 31, 2007.
Commitments to purchase revenue equipment and property, which are cancelable by the Company if certain conditions are met, were approximately $0.9 million at December 31, 2007.
NOTE H — LONG-TERM DEBT AND CREDIT AGREEMENT

	December 31
	2007	2006

	($ thousands)

Revolving credit agreement(1)	$—	$—
Capitalized lease obligations(2)	1,571	239
Other (bears interest at 6.3%)	—	1,194

	1,571	1,433
Less current portion	171	249

	$1,400	$1,184

(1)	The Company has a revolving credit agreement (the “Credit Agreement”) dated May 4, 2007, with a syndicate of 10 financial institutions. The Credit Agreement, which has a maturity date of May 4, 2012, provides for up to $325.0 million of revolving credit loans (including a $150.0 million sublimit for letters of credit) and allows the Company to request extensions of the maturity date for a period not to exceed two years, subject to approval of a majority of the participating financial institutions. The Credit Agreement also allows the Company to request an increase in the amount of revolving credit loans of up to $200.0 million to an aggregate amount of $525.0 million, to the extent commitments are received from participating lenders.

Interest rates under the Credit Agreement are at variable rates. The Credit Agreement contains a pricing grid, based on the Company’s senior debt ratings, that determines its Eurodollar margin, facility fees, utilization fees and letter of credit fees. The Credit Agreement requires the payment of a utilization fee if the borrowings under the Credit Agreement exceed 50% of the facility amount.

The Company has a senior unsecured debt rating of BBB+ with a stable outlook by Standard & Poor’s Rating Service and a senior unsecured debt rating of Baa2 with a stable outlook by Moody’s Investors Service, Inc. The Company has no downward rating triggers that would accelerate the maturity of amounts drawn under the Credit Agreement. The Credit Agreement contains various customary covenants, which limit, among other things, indebtedness and dispositions of assets and which require the Company to maintain compliance with certain quarterly financial ratios. As of December 31, 2007, the Company was in compliance with the covenants.

As of December 31, 2007, there were no outstanding revolver advances and approximately $53.6 million of outstanding letters of credit issued under the facility, resulting in borrowing capacity of $271.4 million. As of December 31, 2006, there were no outstanding revolver advances and approximately $51.3 million of outstanding letters of credit.

(2)	The Company has capitalized lease obligations related to real estate and certain computer equipment. These obligations have a weighted-average interest rate of 5.65% at December 31, 2007.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The future minimum payments under capitalized leases at December 31, 2007, consisted of the following:

($ thousands)

2008	$257
2009	257
2010	172
2011	177
2012	182
Thereafter	1,014

Total minimum lease payments	2,059
Less amounts representing interest	488

Present value of net minimum leases included in long-term debt	$1,571

Assets held under capitalized leases at December 31 are included in property, plant and equipment as follows:

	2007	2006

	($ thousands)

Real estate	$1,499	$—
Service, office and other equipment	1,364	1,364

	2,863	1,364
Less accumulated amortization	1,329	1,120

	$1,534	$244

Amortization of assets under capital leases is included in depreciation expense.
The Company paid interest of $0.6 million in 2007, $0.3 million in 2006, and $0.5 million in 2005, net of capitalized interest which totaled $0.2 million in each of the years ended December 31, 2007, 2006 and 2005.
NOTE I — ACCRUED EXPENSES

	December 31
	2007	2006

	($ thousands)

Accrued salaries, wages and incentive plans	$19,228	$29,076
Accrued vacation pay	39,419	39,413
Taxes other than income	7,077	7,038
Loss, injury, damage and workers’ compensation claims reserves	87,690	83,503
Current portion of supplemental pension plan benefits(1)	5,600	4,466
Other	7,617	7,936

	$166,631	$171,432

(1)	Does not include expected distributions of participant deferred supplemental pension plan benefits.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE J — EMPLOYEE BENEFIT PLANS
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
The Company also has unfunded supplemental pension benefit plans (“SBP”) for the purpose of supplementing benefits under the Company’s defined benefit plan. Under the SBP, the Company will pay sums in addition to amounts payable under the defined benefit plan to eligible participants. Participation in the SBP is limited to employees of the Company and ABF who are participants in the Company’s defined benefit plan and who are designated as participants in the SBP by the Company’s Board of Directors. The SBP provides that prior to a participant’s termination, the participant may elect either a lump-sum payment or a deferral of receipt of the benefit. While the SBP is an unfunded plan, equivalent amounts of participant deferrals of SBP benefits have been funded into the Company’s SBP Trust. The SBP Trust assets are considered general assets of the Company until ultimate distribution to the participant. These funded amounts, which totaled $0.6 million and $1.4 million at December 31, 2007 and 2006, respectively, are recorded in other long-term assets in the accompanying consolidated balance sheets. The SBP includes a provision that deferred benefits accrued under the SBP will be paid in the form of a lump sum following a change-in-control of the Company. The Compensation Committee of the Company’s Board of Directors elected to close the SBP to new entrants and to place a cap on the maximum payment per participant to existing participants in the SBP effective January 1, 2006. In place of the SBP, officers appointed after 2005 participate in a long-term cash incentive plan (see Long-Term Incentive Plan within this note).
The Company also sponsors an insured postretirement health benefit plan that provides supplemental medical benefits, life and accident insurance and vision care to certain officers of the Company and certain subsidiaries. The plan is generally noncontributory, with the Company paying the premiums. The prescription drug benefits provided under the Company’s postretirement health benefit plan are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Prescription Drug Act. The Company made eligible gross payments for prescription drug benefits throughout 2006 and received the Medicare Part D subsidy on those payments in 2007.
The Company adopted FAS 158 on December 31, 2006, and as a result, recognized the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of its nonunion pension plan, SBP and postretirement health benefit plan in the accompanying balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income recorded at adoption of FAS 158 represented net unrecognized actuarial losses of $53.4 million ($32.6 million, net of taxes), unrecognized prior service costs of $1.3 million ($0.8 million, net of taxes) and unrecognized transition obligation remaining from the initial adoption of FAS 87 of $0.6 million ($0.4 million, net of taxes), all of which were previously netted against the plan’s funded status in the Company’s balance sheet in accordance with the provisions of FAS 87. These amounts are being recognized as net periodic benefit cost in the consolidated statements of income pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise but which are not included in net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of FAS 158.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The adoption of FAS 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented.
The following table discloses the changes in benefit obligations and plan assets of the Company’s nonunion benefit plans for years ended December 31:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2007	2006	2007	2006	2007	2006

			($ thousands)
Change in benefit obligations
Benefit obligations at beginning of year	$196,848	$192,934	$26,506	$46,646	$18,437	$17,353
Service cost	9,995	9,846	796	893	185	166
Interest cost	11,030	10,425	1,256	1,536	1,140	1,012
Actuarial loss (gain) and other	(7,736)	(441)	878	3,912	549	770
Benefits and expenses paid	(13,884)	(15,916)	(5,255)	(26,481)	(844)	(864)

Benefit obligations at end of year	196,253	196,848	24,181	26,506	19,467	18,437

Change in plan assets
Fair value of plan assets at beginning of year	182,034	171,633	—	—	—	—
Actual return on plan assets and other	11,567	21,317	—	—	—	—
Employer contributions	5,000	5,000	5,255	26,481	844	864
Benefits and expenses paid	(13,884)	(15,916)	(5,255)	(26,481)	(844)	(864)

Fair value of plan assets at end of year	184,717	182,034	—	—	—	—

Funded status	$(11,536)	$(14,814)	$(24,181)	$(26,506)	$(19,467)	$(18,437)

Accumulated benefit obligation	$174,751	$170,477	$18,693	$17,878	$19,467	$18,437

Amounts recognized in the balance sheets at December 31 consist of the following:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2007	2006	2007	2006	2007	2006

			($ thousands)

Current liabilities (included in accrued expenses)	$—	$—	$(5,600)	$(4,466)	$(725)	$(675)
Noncurrent liabilities (included in pension and postretirement liabilities)	(11,536)	(14,814)	(18,581)	(22,040)	(18,742)	(17,762)

Liabilities recognized	$(11,536)	$(14,814)	$(24,181)	$(26,506)	$(19,467)	$(18,437)

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The following is a summary of the components of net periodic benefit cost for the Company’s nonunion benefit plans for the years ended December 31:

					Supplemental		Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005

					($ thousands)
Components of net periodic benefit cost
Service cost	$9,995	$9,846	$9,315	$796	$893	$768	$185	$166	$167
Interest cost	11,030	10,425	9,684	1,256	1,536	1,953	1,140	1,012	804
Expected return on plan assets	(14,044)	(13,244)	(13,018)	—	—	—	—	—	—
Transition (asset) obligation recognition	—	—	(8)	(116)	(123)	(227)	135	135	135
Amortization of prior service (credit) cost	(897)	(919)	(922)	1,560	1,560	1,560	—	8	30
Pension settlement expense	—	—	—	1,665	10,192	—	—	—	—
Recognized net actuarial loss (1)	4,153	5,453	4,968	1,408	1,165	1,414	1,034	1,261	856

Net periodic benefit cost	$10,237	$11,561	$10,019	$6,569	$15,223	$5,468	$2,494	$2,582	$1,992

(1)	The Company amortizes actuarial losses over the average remaining active service period of the plan participants and does not use a corridor approach.
The Company is required to record pension settlement expense when cash payouts exceed annual service and interest costs of the related plan. For the years ended December 31, 2007 and 2006, the Company settled obligations of $5.3 million and $26.5 million and recorded pension settlement expense of $1.7 million and $10.2 million on a pre-tax basis, or $0.04 and $0.24 per diluted share, net of taxes, respectively.
Based on announced retirements, the Company anticipates settling obligations during 2008 of $6.2 million and recording additional pension settlement expense of approximately $1.7 million on a pre-tax basis, or $0.04 per diluted share, net of taxes. The final settlement amounts will be calculated based on the terms of the plan, using the discount rates in effect at the settlement dates.
Included in accumulated other comprehensive loss at December 31 are the following pre-tax amounts that have not yet been recognized in net periodic benefit cost:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2007	2006	2007	2006	2007	2006

			($ thousands)

Unrecognized net actuarial loss	$27,392	$36,804	$7,136	$9,366	$6,709	$7,194
Unrecognized prior service (credit) cost	(1,800)	(2,697)	2,955	4,515	—	—
Unrecognized net transition (asset) obligation	—	—	(70)	(221)	666	801

Total	$25,592	$34,107	$10,021	$13,660	$7,375	$7,995

The following amounts, which are included in accumulated other comprehensive loss, are expected to be recognized as components of net periodic benefit cost in 2008 on a pre-tax basis:

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

		Supplemental
		Pension	Postretirement
	Pension Benefits	Plan Benefits	Health Benefits

		($ thousands)

Unrecognized net actuarial loss	$2,863	$856	$933
Unrecognized prior service (credit) cost	(897)	1,560	—
Unrecognized net transition (asset) obligation	—	(62)	135

Total	$1,966	$2,354	$1,068

The minimum liability, which was related to the supplemental pension plan and was included in other comprehensive loss, decreased $7.5 million (pre-tax) in 2006 and increased $1.3 million (pre-tax) in 2005.
Weighted-average assumptions used to determine nonunion benefit obligations at December 31 were as follows:

			Supplemental		Postretirement
	Pension Benefits		Pension Plan Benefits		Health Benefits
	2007	2006	2007	2006	2007	2006

Discount rate(1)	6.1%	5.8%	5.8%	5.5%	6.5%	5.8%
Rate of compensation increase	3.3%	4.0%	4.0%	4.0%	N/A	N/A

(1)	The discount rate was determined at December 31, 2007 and 2006, respectively.
The Company’s discount rate for determining its nonunion benefit obligations was estimated by matching projected cash distributions from each plan with the appropriate corporate bond yields in a yield curve analysis.
Weighted-average assumptions used to determine net periodic benefit cost for the Company’s nonunion benefit plans for the years ended December 31 were as follows:

					Supplemental		Postretirement
	Pension Benefits			Pension Plan Benefits			Health Benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Discount rate(2)	5.8%	5.5%	5.5%	5.5%	5.5%	5.5%	5.8%	5.5%	5.5%
Expected return on plan assets	7.9%	7.9%	8.3%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	N/A	N/A	N/A

(2)	The discount rate was determined at December 31, 2006, 2005 and 2004, respectively, for the years 2007, 2006 and 2005.
The assumed health care cost trend rates for the Company’s postretirement health benefit plan at December 31 are as follows:

	2007	2006

Health care cost trend rate assumed for next year	10.5%	9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2016	2015
The health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects on the Company’s postretirement health benefit plan for the year ended December 31, 2007:

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

	One Percentage Point
	Increase	Decrease

	($ thousands)
Effect on total of service and interest cost components	$239	$(193)
Effect on postretirement benefit obligation	$2,980	$(2,458)
The Company establishes the expected long-term rate of return on nonunion pension plan assets by considering the historical returns for the current mix of investments. In addition, consideration is given to the range of expected returns for the pension plan investment mix provided by the plan’s investment advisors. The Company uses the historical information to determine if there has been a significant change in the nonunion pension plan’s investment return history. If it is determined that there has been a significant change, the rate is adjusted up or down, as appropriate, by a portion of the change. This approach is intended to establish a long-term, nonvolatile rate. The Company’s long-term expected rate of return utilized in determining its 2008 nonunion pension plan expense is expected to be 7.6%.
The weighted-average asset allocation of the Company’s nonunion defined benefit pension plan at December 31 is summarized in the following table:

	2007	2006

Equity Securities
Large Cap U.S. Equity	36.1%	36.9%
Small Cap U.S. Equity	14.8	15.5
International Equity	11.1	11.0

Fixed Income Securities
U.S. Fixed Income	38.0	36.5
Cash Equivalents	0.0	0.1

	100.0%	100.0%

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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

At December 31, 2007, the target allocations and acceptable ranges were as follows:

	Target	Acceptable
	Allocation	Range

Equity Securities
Large Cap U.S. Equity	35.0%	30.0% — 40.0%
Small Cap U.S. Equity	15.0%	11.0% — 19.0%
International Equity	10.0%	8.0% — 12.0%

Fixed Income Securities
U.S. Fixed Income	40.0%	35.0% — 45.0%
Investment balances and results are reviewed quarterly. Investment allocations which fall outside the acceptable range at the end of any quarter are rebalanced based on the target allocation of all segments.
Index funds are primarily used for investments in equity and fixed income securities. Investment performance is generally compared to the three-to-five year performance of recognized market indices. Certain types of investments and transactions are prohibited or restricted by the Company’s written investment policy, including short sales; purchase or sale of futures; options or derivatives for speculation or leverage; private placements; purchase or sale of commodities; or illiquid interests in real estate or mortgages.
The Company does not expect to have required minimum contributions, but could make tax-deductible contributions to its pension plan in 2008. Based upon current information, the Company anticipates making 2008 contributions of up to $8.0 million, which will not exceed the estimated maximum tax-deductible contribution.
Estimated future benefit payments from the Company’s nonunion defined benefit pension, supplemental pension and postretirement health plans, which reflect expected future service, as appropriate, are as follows:

		Supplemental	Postretirement
	Pension	Pension	Health
	Benefits	Plan Benefits	Benefits

2008	$13,884	$5,600	$725
2009	17,857	—	740
2010	17,607	—	771
2011	16,912	—	872
2012	17,037	3,941	952
2013—2017	74,609	19,162	5,851
Deferred Compensation Plans
The Company has deferred salary agreements with certain executives for which liabilities of $6.6 million and $6.3 million as of December 31, 2007 and 2006, respectively, have been recorded as other liabilities in the accompanying consolidated balance sheets. The deferred salary agreements include a provision that immediately vests all benefits and, at the executive’s election, provides for a lump-sum payment upon a change-in-control of the Company. The Compensation Committee of the Company’s Board of Directors elected to close the deferred salary agreement program to new entrants effective January 1, 2006. In place of the deferred salary agreement program, officers appointed after 2005 participate in the Long-Term Incentive Plan (see Long-Term Incentive Plan within this note).

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

An additional benefit plan provides certain death and retirement benefits for certain officers and directors of an acquired company and its former subsidiaries. The Company has liabilities of $1.5 million and $1.6 million at December 31, 2007 and 2006, respectively, for future costs under this plan, which are reflected as other liabilities in the accompanying consolidated financial statements.
The Company maintains a Voluntary Savings Plan, a nonqualified deferred compensation program for the benefit of certain executives of the Company and certain subsidiaries. Eligible employees may defer receipt of a portion of their regular compensation, incentive compensation and other bonuses into the Voluntary Savings Plan by making an election before the compensation is payable. The Company credits participants’ accounts with applicable matching contributions and rates of return based on a portfolio selected by the participants from the investments available in the plan. All deferrals, Company match and investment earnings are considered part of the general assets of the Company until paid. Accordingly, the accompanying consolidated balance sheets reflect the aggregate participant balances as both an asset and a liability of the Company. As of December 31, 2007 and 2006, $14.8 million and $15.2 million, respectively, are included in other assets with a corresponding amount recorded in other liabilities.
Defined Contribution Plans
The Company and its subsidiaries have various defined contribution 401(k) plans that cover substantially all of its employees. The plans permit participants to defer a portion of their salary up to a maximum of 50% as provided in Section 401(k) of the Internal Revenue Code. The Company matches a portion of nonunion participant contributions up to a specified compensation limit ranging from 0% to 6%. The plans also allow for discretionary Company contributions determined annually. The Company’s matching expense for the 401(k) plans totaled $4.4 million for 2007 and 2006, and $4.5 million for 2005.
In place of the Company’s nonunion defined benefit pension plan, all nonunion employees hired subsequent to December 31, 2005, participate in a defined contribution plan into which the Company may make discretionary contributions. Participants will be fully vested in the contributions made to their account after three years of service. All employees who were participants in the defined benefit pension plan on December 31, 2005, will continue in that plan. The Company recognized expense of $0.8 million and $0.3 million in 2007 and 2006, respectively, related to the Company’s contributions to this plan.
Long-Term Incentive Plan
Pursuant to stockholder approval of the 2005 Ownership Incentive Plan, the Compensation Committee of the Company’s Board of Directors created a performance-based, cash payment Long-Term Incentive Plan (the “LTIP”) effective January 2006. Participants in the LTIP are officers of the Company or its subsidiaries who are not participants in the Company’s SBP or in the deferred salary agreement program. The LTIP incentive, which is generally earned over three years, is based 60% on return on capital employed and 40% on the Company achieving specified levels of profitability or earnings per share growth, as defined in the LTIP. Minimum levels of return on capital employed and growth must be achieved for any incentive to be earned. The Company has accrued $0.4 million and $0.2 million at December 31, 2007 and 2006, respectively, for estimated future distributions under the LTIP, which is reflected as other liabilities in the accompanying consolidated balance sheets. In 2006, three officers elected to switch from participation in the SBP and deferred salary agreement programs to the Company’s LTIP under terms approved by the Company’s Compensation Committee. As a result, the participants who elected to switch benefit programs will no longer earn additional benefits under the SBP and deferred salary agreement programs effective January 31, 2008.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

Other Plans
Other long-term assets include $39.7 million and $38.5 million at December 31, 2007 and 2006, respectively, in cash surrender value of life insurance policies. These policies are intended to provide funding for long-term nonunion benefit arrangements such as the Company’s SBP and certain deferred compensation plans.
Multiemployer Plans
Under the provisions of the Taft-Hartley Act, retirement and health care benefits for ABF’s contractual employees are provided by a number of multiemployer plans. The trust funds for these plans are administered by trustees, an equal number of whom generally are appointed by the IBT and certain management carrier organizations or other appointing authorities for employer trustees as set forth in the fund’s trust agreements. ABF is not directly involved in the administration of the trust funds. ABF contributes to these plans monthly based on the time worked by its contractual employees, as specified in the collective bargaining agreement and other supporting supplemental agreements. No amounts are required to be paid beyond ABF’s monthly contractual obligations based on the time worked by its employees, except as discussed below. Approximately 50% of ABF’s contributions are made to the Central States Southeast and Southwest Area Pension Fund (“Central States Pension Fund”). ABF recognizes as expense the contractually required contribution for the period and recognizes as a liability any contributions due and unpaid. The Company intends to meet its obligations to the multiemployer pension plans under its collective bargaining agreement with the IBT.
In the event of the termination of a multiemployer pension plan or if ABF were to withdraw from a multiemployer pension plan, ABF would have liabilities for its share of the unfunded vested liabilities of each such plan. ABF has no current intention of withdrawing from these plans. Based on December 31, 2006, multiemployer pension plan information which is the most recently available information to the Company, the current estimate of ABF’s contingent withdrawal liabilities for these plans is approximately $800 million to $850 million, on a pre-tax basis. Though the best information available to ABF was used in computing this estimate, it is calculated with numerous assumptions, changes periodically and has not been verified by ABF or its independent pension counsel.
In 2006, the Pension Protection Act (the “Act”) became law and together with related regulations established certain minimum funding requirements for multiemployer pension plans. The PPA mandates that multiemployer plans that are below certain funding levels or that have projected funding deficiencies adopt a funding improvement plan or a rehabilitation program to improve the funding levels over a defined period of time. The Act also accelerates the timing of annual funding notices and requires additional disclosures from certain multiemployer plans. Under the PPA, the funding status of such plans is determined by a number of factors including: investment returns, changes in member benefits, the number of participating employees, the number of employers who contribute and their related contractual contributions and the number of employees or retirees participating in the plan who no longer have a contributing employer. Any one or combination of these items, which are outside the control of the Company, has the potential to affect the funding status of these plans. If any multiemployer pension plan fails to: (i) meet minimum funding requirements; (ii) meet a required funding improvement or rehabilitation plan required by the PPA for underfunded plans; (iii) obtain from the IRS certain changes to or waivers of the requirements used by a particular plan to calculate funding levels; or, (iv) reduce pension benefits to a level where the requirements are met, the PPA could impose additional contribution requirements on ABF in the form of a surcharge of an additional five to ten percent. However, under ABF’s new five-year collective bargaining agreement with the IBT, which will be effective April 1, 2008, any surcharges required by the Act will be included in the contractual contribution rate and should not increase ABF’s overall contribution obligation.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

In July 2007, the Teamsters National Freight Industry Negotiating Committee for the Central States Pension Fund Supplemental Agreement reallocated $0.40 per hour of a previously negotiated $0.70 per hour rate increase for health and welfare to the Central States Pension Fund. This reallocation will have a positive effect on the funded status of the Central States Pension Fund. In addition, as a result of a withdrawal by a large contributing employer, the Central States Pension Fund received a significant cash contribution in December 2007, which should have a positive effect on its near-term funded status.
Despite these events, based on currently available information, the Company believes that the Central States Pension Fund and a number of other plans in which ABF participates will have to adopt either a funding improvement plan or a rehabilitation program depending on their current funding status as required by the PPA. However, the funding levels of these multiemployer plans in 2008 could vary from the December 31, 2006 funded status.
ABF’s aggregate contributions to the multiemployer health, welfare and pension plans for the years ended December 31 are as follows:

	2007	2006	2005
		($ thousands)

Health and welfare	$108,132	$105,197	$100,608
Pension	109,959	104,076	91,981

Total contributions to multiemployer plans	$218,091	$209,273	$192,589

NOTE K — OPERATING SEGMENT DATA
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
ABF, which provides transportation of general commodities, represents the Company’s only reportable operating segment. The operations of Clipper, which are reported as discontinued operations in the accompanying consolidated statements of income, were previously reported as a separate segment prior to its sale in June 2006.
ABF is headquartered in Fort Smith, Arkansas, and provides direct service to over 97% of the cities in the United States having a population of 25,000 or more. The operations of ABF include, in the aggregate, national, inter-regional and regional transportation of general commodities through standard, expedited and guaranteed LTL services.
The Company’s other business activities and operating segments that are not reportable include FleetNet America, Inc., a third-party vehicle maintenance company; Arkansas Best Corporation, the parent holding company; and Transport Realty, Inc., a real estate subsidiary of the Company, and other subsidiaries.
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

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The following table reflects reportable operating segment information for the Company for the years ended December 31, as well as a reconciliation of reportable segment information to the Company’s consolidated operating revenues, operating expenses, operating income and consolidated income from continuing operations before income taxes:

	2007	2006	2005
		($ thousands)

OPERATING REVENUES
ABF	$1,770,749	$1,831,351	$1,726,520
Other revenues and eliminations	66,129	50,149	43,056

Total operating revenues	$1,836,878	$1,881,500	$1,769,576

OPERATING EXPENSES AND COSTS
ABF
Salaries, wages and benefits	$1,070,708	$1,067,174	$1,006,188
Supplies and expenses	293,056	293,203	254,774
Operating taxes and licenses	47,682	48,116	44,534
Insurance	22,230	28,584	27,724
Communications and utilities	15,334	15,269	14,156
Depreciation and amortization	74,231	63,519	55,106
Rents and purchased transportation	160,062	179,587	166,038
Pension settlement expense	1,665	10,192	—
Gain on sale of property and equipment	(4,347)	(3,416)	(2,012)
Other	5,607	4,007	4,356

	1,686,228	1,706,235	1,570,864

Other (reduced by a gain of $15.4 million on the sale of properties to G.I. Trucking Company in 2005) and eliminations	65,806	50,586	32,188

Total operating expenses and costs	$1,752,034	$1,756,821	$1,603,052

OPERATING INCOME (LOSS)
ABF	$84,521	$125,116	$155,656
Other (includes a gain of $15.4 million on the sale of properties to G.I. Trucking Company in 2005) and eliminations	323	(437)	10,868

	84,844	124,679	166,524

OTHER INCOME (EXPENSE)
Short-term investment income	5,671	4,996	2,382
Interest expense and other related financing costs	(1,189)	(1,119)	(2,157)
Other, net	1,465	2,963	1,702

	5,947	6,840	1,927

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$90,791	$131,519	$168,451

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The following table provides asset, capital expenditure and depreciation and amortization information by reportable operating segment for the Company, as well as reconciliations of reportable segment information to the Company’s consolidated assets, capital expenditures and depreciation and amortization:

	2007	2006	2005
		($ thousands)

ASSETS
ABF	$720,496	$687,403	$633,536
Discontinued operations(1)	—	—	23,901
Other and eliminations(2)	262,853	251,313	263,623

Total consolidated assets	$983,349	$938,716	$921,060

CAPITAL EXPENDITURES (GROSS)
ABF	$96,702	$141,955	$91,321
Discontinued operations(1)	—	2,544	137
Other equipment and information technology purchases	1,467	2,964	1,980

Total consolidated capital expenditures (gross)(3)	$98,169	$147,463	$93,438

DEPRECIATION AND AMORTIZATION EXPENSE
ABF	$74,231	$63,519	$55,106
Discontinued operations(1)	—	753	1,809
Other	3,087	3,455	4,936

Total consolidated depreciation and amortization expense	$77,318	$67,727	$61,851

(1)	Represents amounts related to Clipper which was sold on June 15, 2006 (see Note R).

(2)	Includes cash and short-term investments.

(3)	Includes assets acquired through capital leases totaling $1.5 million in 2007 and $0.3 million in 2005.
NOTE L — FINANCIAL INSTRUMENTS
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
Long- and Short-Term Debt: At December 31, 2007 and 2006, the Company had no borrowings under its revolving Credit Agreement. The fair value of the Company’s other long-term debt was estimated using current market rates.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The carrying amounts and fair value of the Company’s financial instruments at December 31 are as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		($ thousands)

Cash and cash equivalents	$93,805	$93,805	$5,009	$5,009
Short-term investments	$79,373	$79,373	$135,317	$135,317
Current portion of long-term debt*	$—	$—	$170	$175
Long-term debt*	$—	$—	$1,024	$1,039

*	Amounts disclosed in the consolidated balance sheets include capital lease obligations.
Interest Rate Instruments
The Company has historically been subject to market risk on all or a part of its borrowings under bank credit lines, which have variable interest rates. The Company’s interest rate swap matured on April 1, 2005. During 2007 and 2006, the Company incurred no borrowings and had no outstanding debt obligations other than letters of credit under the Credit Agreement.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE M — EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2007	2006	2005
	($ thousands, except share and per share data)

Numerator:
Numerator for earnings per share —
Income from continuing operations	$56,825	$80,501	$102,753
Discontinued operations, net of tax	—	3,593	1,873

Net income	$56,825	$84,094	$104,626

Denominator:
Denominator for basic earnings per share —
Weighted-average shares	24,822,673	25,134,308	25,328,975
Effect of dilutive securities:
Restricted stock awards and stock options	294,924	369,491	412,565

Denominator for diluted earnings per share —
Adjusted weighted-average shares and assumed conversions	25,117,597	25,503,799	25,741,540

NET INCOME PER SHARE
Basic
Income from continuing operations	$2.29	$3.21	$4.06
Discontinued operations	—	0.14	0.07

Net income	$2.29	$3.35	$4.13

Diluted
Income from continuing operations	$2.26	$3.16	$3.99
Discontinued operations	—	0.14	0.07

Net income	$2.26	$3.30	$4.06

For the years ended December 31, 2007, 2006 and 2005, the Company had no outstanding stock options that were antidilutive.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE N — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The tables below present unaudited quarterly financial information for 2007 and 2006:

	2007
	First	Second	Third	Fourth
	Quarter*	Quarter*	Quarter*	Quarter
	($ thousands, except share and per share data)

Operating revenues	$427,813	$463,703	$486,039	$459,323
Operating expenses and costs	421,035	433,388	457,853	439,758

Operating income	6,778	30,315	28,186	19,565
Other income — net	1,088	1,839	1,788	1,232
Income taxes	3,067	12,532	11,058	7,308

Net income	$4,799	$19,622	$18,916	$13,489

Net income per share — basic	$0.19	$0.79	$0.76	$0.54

Average shares outstanding — basic	24,828,355	24,769,569	24,820,079	24,870,847

Net income per share — diluted	$0.19	$0.78	$0.75	$0.54

Average shares outstanding — diluted	25,163,851	25,114,597	25,137,398	25,055,495

*	Periods prior to fourth quarter 2007 include reclassifications to report revenue and purchased transportation expense on a gross basis for certain shipments involving third-party interline carriers and certain brokerage transactions where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor to provide services to the customer.

	2006
	First	Second	Third	Fourth
	Quarter*	Quarter*	Quarter*	Quarter*
	($ thousands, except share and per share data)

Operating revenues	$429,346	$484,737	$513,165	$454,251
Operating expenses and costs	421,495	438,282	463,377	433,666

Operating income	7,851	46,455	49,788	20,585
Other income — net	1,718	906	1,872	2,344
Income taxes	3,743	18,399	20,114	8,762

Income from continuing operations	5,826	28,962	31,546	14,167
Discontinued operations (includes a gain of $3.1 million from disposal during the second quarter)	296	3,297	—	—

Net income	$6,122	$32,259	$31,546	$14,167

Basic earnings per share:
Continuing operations	$0.23	$1.15	$1.26	$0.57
Discontinued operations	0.01	0.13	—	—

Net income	$0.24	$1.28	$1.26	$0.57

Average shares outstanding — basic	25,240,479	25,224,486	25,128,232	24,938,196

Diluted earnings per share:
Continuing operations	$0.23	$1.13	$1.24	$0.56
Discontinued operations	0.01	0.13	—	—

Net income	$0.24	$1.26	$1.24	$0.56

Average shares outstanding — diluted	25,635,491	25,599,728	25,523,367	25,297,848

*	Include reclassifications to report revenue and purchased transportation expense on a gross basis for certain shipments involving third-party interline carriers and certain brokerage transactions where ABF utilizes a third-party carrier for pickup or delivery of freight but remains the primary obligor to provide services to the customer.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

Included in operating expenses and costs, operating income, income from continuing operations and earnings per share in the above 2006 quarterly information are the following pension settlement expense amounts:

	Year ended December 31, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
		($ thousands, except per share data)

Pre-tax amounts	$8,439	$644	$1,021	$88
After-tax amounts	5,128	392	621	53
Diluted earnings per share	0.20	0.02	0.02	—
NOTE O — LEGAL PROCEEDINGS, ENVIRONMENTAL MATTERS AND OTHER EVENTS
The Company is involved in various legal actions arising in the ordinary course of business. The Company maintains liability insurance against certain risks arising out of the normal course of its business, subject to certain self-insured retention limits. The Company routinely establishes and reviews the adequacy of reserves for estimated legal and environmental exposures. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate, estimates of these liabilities may change as circumstances develop. Considering amounts recorded, these legal actions are not expected to have a material adverse effect on the Company’s financial condition, cash flows or results of operations.
On July 30, 2007, Farm Water Technological Services, Inc., d/b/a Water Tech, and C.B.J.T., d/b/a Agricultural Supply, on behalf of themselves and other plaintiffs, filed a putative class action lawsuit against the Company and eleven other companies engaged in the LTL trucking business in the United States District Court for the Southern District of California. This lawsuit alleges that the carriers violated U.S. antitrust laws regarding fuel surcharges and seeks unspecified treble damages allegedly sustained by class members, along with injunctive relief, attorney’s fees and costs of litigation. After the original suit was filed, other plaintiffs filed similar cases in various courts across the country. Several of the parties, including the Company, initiated proceedings with the United States Judicial Panel on Multidistrict Litigation (“JPML”) seeking to have the cases consolidated and transferred to a single District Court for pretrial proceedings. On December 20, 2007, the United States JPML entered an order centralizing and transferring the pending lawsuits for pretrial proceedings to the United States District Court for the Northern District of Georgia. This class action litigation is in a preliminary stage and the Company cannot predict its outcome, as the litigation process is inherently uncertain. If an adverse outcome were to occur, it could have a material adverse effect on the Company’s consolidated financial condition, cash flows and results of operations. However, the Company believes that the allegations in this litigation are without merit and intends to contest such allegations and defend itself vigorously.
The Company’s subsidiaries store fuel for use in tractors and trucks in 71 underground tanks located in 23 states. Maintenance of such tanks is regulated at the federal and, in some cases, state levels. The Company believes that it is in substantial compliance with these regulations. The Company’s underground storage tanks are required to have leak detection systems. The Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company.
The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act, or other federal or state environmental statutes, at several hazardous waste sites. After investigating the Company’s or its subsidiaries’ involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements (aggregating approximately $103,000 over the last ten years, primarily at seven sites) or believes its obligations, other than those specifically accrued for with respect to such sites, would involve immaterial monetary liability, although there can be no assurances in this regard.

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

At December 31, 2007 and 2006, the Company’s reserve for estimated environmental clean-up costs of properties currently or previously operated by the Company totaled $1.1 million and $1.2 million, respectively, which is included in accrued expenses in the accompanying consolidated balance sheets. Amounts accrued reflect management’s best estimate of the future undiscounted exposure related to identified properties based on current environmental regulations. The Company’s estimate is based on management’s experience with similar environmental matters and on testing performed at certain sites.
NOTE P — EXCESS INSURANCE CARRIERS
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
Kemper Insurance Companies (“Kemper”) insured the Company’s workers’ compensation excess claims above $0.3 million for the 2000 through 2001 policy years. In March 2003, Kemper announced that it was discontinuing its business of providing insurance coverage. Lumbermen’s Mutual Casualty Company, the Kemper company which insures the Company’s excess claims, received audit opinions with a going-concern explanatory paragraph on its 2006, 2005 and 2004 statutory financial statements. The Company has not received any communications from Kemper regarding any changes in the handling of the Company’s existing excess insurance coverage with Kemper. Although Kemper continues to pay amounts owed, the Company is uncertain as to the future impact that Kemper’s financial condition will have on excess insurance coverage during the 2000 and 2001 policy years. Based upon Kemper’s available financial information, the Company has recorded an allowance for uncollectible receivables and additional liabilities for excess claims.
The Company has recorded the following receivables and related allowances at December 31 for workers’ compensation excess claims paid by the Company but insured by Reliance and Kemper:

	2007	2006
	($ thousands)

Reliance	$1,074	$1,808
Kemper	132	41

	1,206	1,849
Less allowances	(774)	(1,272)

Total receivables, net	$432	$577

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

The Company has the following liabilities recorded at December 31 for workers’ compensation excess claims insured by but not expected to be covered by Reliance and Kemper:

	2007	2006
	($ thousands)

Reliance	$1,062	$1,008
Kemper	215	155

Total liabilities	$1,277	$1,163

NOTE Q — SALE OF PROPERTIES TO G.I. TRUCKING COMPANY
During the third quarter of 2005, the Company sold three terminals to G.I. Trucking Company, resulting in a pre-tax gain of $15.4 million, which is reflected as a reduction of operating expenses and costs in the accompanying consolidated statements of income for 2005. On an after-tax basis, the transaction resulted in a gain of $9.8 million, or $0.38 per diluted share.
NOTE R — SALE OF CLIPPER AND DISCONTINUED OPERATIONS
On June 15, 2006, the Company completed the sale of Clipper for $21.5 million in cash. After recording costs associated with the transaction, the Company recognized a pre-tax gain of $4.9 million or $3.1 million after-tax ($0.12 per diluted share). Pursuant to the sale agreement, the Company has agreed to indemnify the purchaser upon the occurrence of certain events and has provided lease guarantees through March 2012 totaling $1.0 million. The accompanying consolidated statements of income for 2006 and 2005 reflect Clipper as a discontinued operation. Cash flows associated with the discontinued operations of Clipper have been combined within operating, investing and financing cash flows, as appropriate, in the accompanying consolidated statements of cash flow for 2006 and 2005.
Summarized financial information for Clipper is as follows for the years ended December 31:

	2006	2005
	($ thousands, except per share data)

Revenue from discontinued operations	$48,252	$108,504

Income from discontinued operations (net of taxes of $0.3 million in 2006 and $1.2 million in 2005)	$530	$1,873

Gain from disposal of discontinued operations (net of taxes of $1.8 million in 2006)	$3,063	$—

Discontinued operations per diluted share:
Income from discontinued operations	$0.02	$0.07
Gain from disposal of discontinued operations	0.12	—

	$0.14	$0.07

ARKANSAS BEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

NOTE S — RECENT ACCOUNTING PRONOUNCEMENTS
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits companies to choose to measure selected financial assets and liabilities at fair value. Adoption of this statement, which is effective for the Company beginning January 1, 2008, is not expected to have a material effect on the Company’s consolidated financial statements.
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
In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4 Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (“EITF 06-4”), which requires the Company to recognize a postretirement liability for the discounted future benefit obligation that the Company will have to pay upon the death of the underlying insured employee. EITF 06-4 is effective for the Company beginning January 1, 2008. Although the Company maintains endorsement split-dollar life insurance policies, adoption of EITF 06-4 is not expected to have a material effect on the Company’s consolidated financial statements.

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

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors of the Company; and

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
Management conducted its evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
The Company’s registered public accounting firm Ernst & Young LLP, who has also audited the Company’s consolidated financial statements, has issued a report on the Company’s internal control over financial reporting. This report appears on the following page.

CONTROLS AND PROCEDURES — continued

REPORT OF ERNST & YOUNG LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Arkansas Best Corporation
We have audited Arkansas Best Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arkansas Best Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Arkansas Best Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Arkansas Best Corporation and our report dated February 18, 2008 expressed an unqualified opinion thereon.

\s\ Ernst & Young LLP

Tulsa, Oklahoma
February 18, 2008